As filed with the Securities and Exchange Commission on August 12, 2022
Registration No. 333-261055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACE Convergence Acquisition Corp.*
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands* (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Telephone: (302) 633-2102
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Behrooz Abdi
Chief Executive Officer
c/o ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Telephone: (302) 633-2102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gregg A. Noel Michael J. Mies Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, CA 94301 (650) 470-4500	Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400	Patrick H. Shannon Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

*
Prior to the consummation of the Merger described herein, the Registrant intends to effect a deregistration under Article 206 of the Cayman Islands Companies Act (as amended) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by ACE Convergence Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Tempo Automation Holdings, Inc.”

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 (this “Amendment”) to the registration statement on Form S-4 (File No. 333-261055) (the “Registration Statement”) is being filed to update and supplement the information contained in the proxy statement/prospectus that forms a part of the Registration Statement, as originally declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on April 18, 2022, as amended by the Post-Effective Amendment No. 1 thereto, filed with the Commission on July 5, 2022. The former proxy statement/prospectus included in the Registration Statement is being replaced in its entirety by the proxy statement/prospectus filed with this Amendment.
No additional securities are being registered under this Amendment. All applicable registration fees payable in connection with the registration of the securities covered by the Registration Statement were paid by the registrant at the time of the initial filing of the Registration Statement.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/ prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED AUGUST 12, 2022
PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF
ACE CONVERGENCE ACQUISITION CORP.
(A CAYMAN ISLANDS EXEMPTED COMPANY)
PROSPECTUS FOR
35,559,442 SHARES OF COMMON STOCK AND
11,500,000 WARRANTS OF
ACE CONVERGENCE ACQUISITION CORP.
(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF
DELAWARE), THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION, WHICH WILL
BE RENAMED “TEMPO AUTOMATION HOLDINGS, INC.” IN CONNECTION WITH THE
BUSINESS COMBINATION DESCRIBED HEREIN

The disinterested members of the board of directors of ACE Convergence Acquisition Corp., a Cayman Islands exempted company (“ACE”), have approved (1) the domestication of ACE as a Delaware corporation (the “Domestication” and ACE, immediately after the Domestication, “New Tempo”); (2) the merger (the “Merger” and, together with the Domestication, the “Business Combination”) of ACE Convergence Subsidiary Corp. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of ACE, with and into Tempo Automation, Inc., a Delaware corporation (“Tempo”), with Tempo surviving the Merger as a wholly owned subsidiary of New Tempo, pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of August 12, 2022, by and among ACE, Merger Sub and Tempo, attached to this proxy statement/prospectus as Annex A (as may be further amended from time to time, the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with the Business Combination, ACE will change its name to “Tempo Automation Holdings, Inc.”
As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of ACE (the “ACE Class A ordinary shares”), and Class B ordinary shares, par value $0.0001 per share, of ACE (the “ACE Class B ordinary shares”) will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New Tempo (the “New Tempo common stock”); (2) each of the then issued and outstanding redeemable warrants of ACE (the “ACE warrants”) will convert automatically into a redeemable warrant to acquire one share of New Tempo common stock (the “New Tempo warrant”); and (3) each of the then issued and outstanding units of ACE that have not been previously separated into the underlying ACE Class A ordinary shares and underlying ACE warrants upon the request of the holder thereof (the “ACE units”), will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant. Accordingly, this proxy statement/prospectus covers (1) 9,695,298 shares of New Tempo common stock to be issued in the Domestication and (2) 11,500,000 New Tempo warrants to be issued in the Domestication.
As a result of and upon the Closing (as defined below), among other things, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion (as defined below), as more fully described elsewhere in this proxy statement/prospectus) as of immediately prior to the Closing, and outstanding options to purchase shares of Tempo common stock (“Tempo Options”) as of immediately prior to the Closing that will be converted into options to purchase shares of New Tempo common stock, will be cancelled in exchange for the right to receive (or, in the case of the Tempo Options, New Tempo stock options covering) (i) shares of New Tempo common stock and (ii) the right to receive a number of Tempo Earnout Shares (as defined below). See “Business Combination Proposal — Consideration — Treatment of Tempo Options.” Additionally, Tempo has undertaken to use its commercially reasonable efforts to cause the holder of each outstanding and unexercised warrant of Tempo to purchase shares of Tempo common stock (“Tempo warrants”) to exercise such Tempo warrant in exchange for shares of Tempo common stock immediately prior to the effective time of the Merger. Holders of Tempo warrants may elect not to exercise such Tempo warrants in exchange for shares of Tempo common stock prior to the effective time of the Merger. Any Tempo warrants that remain issued and outstanding as of immediately prior to the Effective Time will be converted into warrants to purchase shares of New Tempo common stock on substantially similar terms to the Tempo warrants.
The ACE units, ACE Class A ordinary shares and ACE warrants are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “ACEVU,” “ACEV” and “ACEVW,” respectively. ACE will apply for listing, to be effective at the time of the Business Combination, of New Tempo common stock and New Tempo warrants on Nasdaq under the proposed symbols “TMPO” and “TMPOW,” respectively.
This proxy statement/prospectus provides shareholders of ACE with detailed information about the proposed business combination and other matters to be considered at the extraordinary general meeting of ACE. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 69 of this proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated           , 2022, and
is first being mailed to ACE’s shareholders on or about           , 2022.

ACE CONVERGENCE ACQUISITION CORP.
A Cayman Islands Exempted Company
(Company Number 361468)
1013 Centre Road, Suite 403S
Wilmington, Delaware 19805
Dear ACE Convergence Acquisition Corp. Shareholders:
You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of ACE Convergence Acquisition Corp., a Cayman Islands exempted company (“ACE” and, after the Domestication, as described below, “New Tempo”), at            , Eastern Time, on ,            2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 525 University Ave, Palo Alto, CA 94301, or virtually via live webcast at      or at such other time, on such other date and at such other place to which the meeting may be adjourned.
At the extraordinary general meeting, ACE shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal,” to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of August 12, 2022 (as the same may further be amended from time to time, the “Merger Agreement”), by and among ACE, ACE Convergence Subsidiary Corp. (“Merger Sub”) and Tempo Automation, Inc. (“Tempo”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of ACE to Delaware as described below, the merger of Merger Sub with and into Tempo (the “Merger”), with Tempo surviving the Merger as a wholly owned subsidiary of New Tempo, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying proxy statement/prospectus.
As a condition to the consummation of the Merger, the disinterested members of the board of directors of ACE have approved a change of ACE’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”). As described in this proxy statement/prospectus, you will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Business Combination, ACE will change its name to “Tempo Automation Holdings, Inc.” As used in the accompanying proxy statement/prospectus, “New Tempo” refers to ACE after the Domestication as well as after the Business Combination, including after such change of name, as applicable.
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of ACE (the “ACE Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New Tempo (the “New Tempo common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of ACE (the “ACE Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of New Tempo common stock, (3) each of the then issued and outstanding redeemable warrants of ACE (the “ACE warrants”) will convert automatically into a redeemable warrant to acquire one share of New Tempo common stock (the “New Tempo warrants”) pursuant to the Warrant Agreement, dated July 27, 2020, between ACE and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, and (4) each of the then issued and outstanding units of ACE that have not been previously separated into the underlying ACE Class A ordinary shares and underlying ACE warrants upon the request of the holder thereof (the “ACE units”), will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant. As used herein, “public shares” shall mean the ACE Class A ordinary shares (including those that underlie the ACE units) that were registered pursuant to the Registration Statement on Form S-1 (333-239716) and the shares of New Tempo common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see “Domestication Proposal.”
You will also be asked to consider and vote upon (1) four separate proposals to approve material differences between ACE’s Amended and Restated Memorandum and Articles of Association (as may be

amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of New Tempo (collectively, the “Organizational Documents Proposals”), (2) a proposal to elect directors who, upon consummation of the Business Combination, will be the directors of New Tempo (the “Director Election Proposal”), (3) a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of New Tempo common stock to (a) the PIPE Investors pursuant to the PIPE Investment and (b) the Tempo Stockholders pursuant to the Merger Agreement, (4) a proposal to approve and adopt the Tempo Automation Holdings, Inc. 2022 Incentive Award Plan (the “Incentive Award Plan Proposal”) and (5) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.
As a result of and upon the closing of the Business Combination (the “Closing”), among other things, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion, as defined below and as described elsewhere in this proxy statement/prospectus) as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of outstanding options to purchase shares of Tempo common stock (“Tempo Options”) as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo Options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 23,500,000 shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) $235,000,000 (the “Base Purchase Price”) by (ii) $10.00, including, as applicable, a number of Tempo Earnout Shares (as defined below and as described elsewhere in this proxy statement/prospectus). Additionally, Tempo has undertaken to use its commercially reasonable efforts to cause the holder of each outstanding and unexercised warrant of Tempo to purchase shares of Tempo common stock (“Tempo warrants”) to exercise such Tempo warrant in exchange for shares of Tempo common stock immediately prior to the effective time of the Merger. Holders of Tempo warrants may elect not to exercise such Tempo warrants in exchange for shares of Tempo common stock prior to the effective time of the Merger. Any Tempo warrants that remain issued and outstanding as of immediately prior to the Effective Time will be converted into warrants to purchase shares of New Tempo common stock on substantially similar terms to the Tempo warrants.
In connection with the Business Combination, certain related agreements have been, or will be, entered into on or prior to the date of the Closing of the Business Combination (the “Closing Date”), including (i) the Sponsor Support Agreement, (ii) the Tempo Holders Support Agreement, (iii) the Amended and Restated Registration Rights Agreement, (iv) the Lock-Up Agreements, (v) the Amended and Restated PIPE Common Stock Subscription Agreements, (vi) the Lender PIPE Common Stock Subscription Agreement, (vii) the Cantor Share Purchase Agreement and (viii) the Cantor Registration Rights Agreement. For additional information, see “Business Combination Proposal — Related Agreements” in the accompanying proxy statement/prospectus.
Pursuant to the Cayman Constitutional Documents, a holder of public shares (a “public shareholder”), which excludes shares held by the Sponsor, may request that ACE redeem all or a portion of such shareholder’s public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business

Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ACE’s transfer agent, New Tempo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2022, this would have amounted to approximately $10.06 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Tempo common stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of ACE — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without the prior consent of ACE. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash without the prior consent of ACE.
The Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of October 13, 2021, a copy of which is attached as Annex B-1 to this proxy statement/prospectus, as amended by the amendments thereto, dated as of July 6, 2022 and August 12, 2022, copies of which are attached as Annexes B-2 and B-3 to this proxy statement/prospectus (as may be further amended, the “Sponsor Support Agreement”), and to waive their redemption rights with respect to all of the founder shares and any ordinary shares held by them in connection with the consummation of the Business Combination, subject to the terms and conditions contemplated in the letter agreement, dated as of July 27, 2020. As of the date of the accompanying proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in connection with the shareholder vote in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers, and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares. If ACE is not able to complete the Business Combination with Tempo or another business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then the Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees will be entitled to liquidating distributions from the trust account with respect to any public shares they hold.
The Merger Agreement provides that the obligations of Tempo to consummate the Merger are conditioned on, among other things, that as of the Closing, (i) the amount of cash available in the trust account, after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (x) deferred underwriting commissions being held in the trust account and (y) transaction expenses of ACE and Tempo) (such amount, the “Trust Amount”), plus (ii) the PIPE Investment Amount (as defined herein) actually received by ACE prior to or substantially concurrently with the Closing Date (as defined herein), plus (iii) the Available Credit Amount (as defined herein), plus (iv) the Available Cash Amount (the sum of (i), (ii), (iii) and (iv), the “Available Acquiror Cash”), is at least equal to $10.0 million (the “Minimum Available Acquiror Cash Amount” and, such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Tempo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, the Merger Agreement provides that the obligations of ACE, Merger Sub and Tempo to consummate the Merger are conditioned on, among other things, that pursuant to the Cayman Constitutional Documents, in no event will ACE redeem public shares in an amount that would cause ACE’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus (including the absence of a material adverse effect on Tempo and the approval of the Merger Agreement and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Tempo capital stock voting as a single class and on an as-converted basis and (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Tempo Preferred Stock, voting as a single class and on an as-converted basis. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.
ACE’s shareholders should be aware that Citigroup Global Markets, Inc. (“Citi”) has resigned from its roles as financial advisor to Tempo and as a placement agent to ACE in connection with the Merger effective as of May 19, 2022 and has disclaimed any responsibility for any portion of this proxy statement/prospectus. ACE’s shareholders should not place any reliance on the participation of Citi prior to such resignation in the transactions contemplated by this proxy statement/prospectus.
ACE is providing the accompanying proxy statement/prospectus and accompanying proxy card to ACE’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by ACE’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of ACE’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 69 of this proxy statement/prospectus.
After careful consideration, the disinterested members of the board of directors of ACE have approved the Business Combination and recommend that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to ACE’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of ACE, you should keep in mind that ACE’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
The approval of each of the Domestication Proposal and the Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Business Combination Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Your vote is very important.   Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ACE’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.
On behalf of ACE’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,
Behrooz Abdi Chief Executive Officer and Chairman of the Board of Directors
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated            , 2022 and is first being mailed to shareholders on or about            , 2022.

ACE CONVERGENCE ACQUISITION CORP.
A Cayman Islands Exempted Company
(Company Number 361468)
1013 Centre Road, Suite 403S
Wilmington, Delaware 19805
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON       , 2022
TO THE SHAREHOLDERS OF ACE CONVERGENCE ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of ACE Convergence Acquisition Corp., a Cayman Islands exempted company, company number 361468 (“ACE”), will be held at a.m., Eastern Time, on      , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 525 University Ave, Palo Alto, CA 94301, or virtually via live webcast at      . You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the Amended and Restated Agreement and Plan of Merger, dated as of August 12, 2022 (as further amended from time to time, the “Merger Agreement”), by and among ACE, Merger Sub and Tempo, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Tempo (the “Merger”), with Tempo surviving the Merger as a wholly owned subsidiary of ACE, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “Business Combination Proposal”);

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Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, the change of ACE’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”) (the “Domestication Proposal”);

•
Organizational Documents Proposals — to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between ACE’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of ACE Convergence Acquisition Corp. (a corporation incorporated in the State of Delaware, each to be effective upon the Domestication and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), which will be renamed “Tempo Automation Holdings, Inc.” in connection with the Business Combination (ACE after the Domestication, including after such change of name, is referred to herein as “New Tempo”):

(A)
Proposal No. 3 — Organizational Documents Proposal A — to authorize the change in the authorized capital stock of ACE from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “ACE Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “ACE Class B ordinary shares” and, together with the ACE Class A ordinary shares, the “ordinary shares”), and 5,000,000 preference shares, par value $0.0001 per share (the “ACE preferred shares”), to 600,000,000 shares of common stock, par value $0.0001 per share, of New Tempo (the “New Tempo common stock”) and 20,000,000 shares of preferred stock, par value $0.0001 per share, of New Tempo (the “New Tempo preferred stock”) (“Organizational Documents Proposal A”);

(B)
Proposal No. 4 — Organizational Documents Proposal B — to authorize the board of directors of New Tempo (the “Board”) to issue any or all shares of New Tempo preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

(C)
Proposal No. 5 — Organizational Documents Proposal C — to provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal C”); and

(D)
Proposal No. 6 — Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively), including (1) changing the corporate name from “ACE Convergence Acquisition Corp.” to “Tempo Automation Holdings, Inc.,” (2) adopting Delaware as the exclusive forum for certain stockholder litigation, (3) removing certain provisions related to ACE’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which ACE’s board of directors believes is necessary to adequately address the needs of New Tempo after the Business Combination, (4) providing that no action shall be taken by stockholders of New Tempo, except at an annual or special meeting of stockholders, (5) removing limitations on the corporate opportunity doctrine, (6) requiring the approval of the holders of 66 2/3% of the then-outstanding capital stock of New Tempo to amend specified provisions of the Proposed Certificate of Incorporation, and (7) requiring the approval of the Board or the holders of 66 2/3% of the then-outstanding capital stock of New Tempo to amend the Proposed Bylaws (“Organizational Documents Proposal D”);

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Proposal No. 7 — The Director Election Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, the election of directors who, upon consummation of the Business Combination, will be the directors of New Tempo (the “Director Election Proposal”), to be effective as of the Closing;

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Proposal No. 8 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of New Tempo common stock to (a) the PIPE Investors pursuant to the PIPE Investment and (b) the Tempo Stockholders pursuant to the Merger Agreement, to be effective prior to or substantially concurrently with the Closing;

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Proposal No. 9 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the Tempo Automation Holdings, Inc. 2022 Incentive Award Plan (the “Incentive Award Plan Proposal”) attached to this proxy statement/prospectus as Annex J, to be effective prior to the Closing Date; and

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Proposal No. 10 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”), to be effective as of the date of the extraordinary general meeting.

Each of Proposals No. 1 through 9 is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.
Only holders of record of ordinary shares at the close of business on       , 2022 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to ACE’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of ACE’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 69 of this proxy statement/prospectus.
After careful consideration, the disinterested members of the board of directors of ACE have approved the Business Combination and recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to ACE’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of ACE, you should keep in mind that ACE’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.
Pursuant to the Cayman Constitutional Documents, a holder of public shares (as defined herein) (a “public shareholder”) may request of ACE that New Tempo redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)
submit a written request to Continental, ACE’s transfer agent, that New Tempo redeem all or a portion of your public shares for cash; and

(iii)
deliver your public shares to Continental, ACE’s transfer agent, electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on       , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.
Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, ACE’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.
If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ACE’s transfer agent, New Tempo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2022, this would have amounted to approximately $10.06 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Tempo common stock that will be redeemed promptly after consummation of the Business Combination. See “Extraordinary General Meeting of ACE — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without the prior consent of ACE. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash without the prior consent of ACE.
ACE Convergence Acquisition LLC, a Delaware limited liability company and shareholder of ACE (the “Sponsor”), and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of October 13, 2021, a copy of which is attached to this proxy statement/prospectus as Annex B-1, as amended by the amendments thereto, dated as of July 6, 2022 and August 12, 2022, copies of which are attached as Annexes B-2 and B-3 to this proxy statement/prospectus (as may be further amended, the “Sponsor Support Agreement”) and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and ordinary shares held by them, in each case, subject to the terms and conditions contemplated in the letter agreement, dated as of July 27, 2020. As of the date of the accompanying proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in connection with the shareholder vote in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares. If ACE is not able to complete the Business Combination with Tempo or another business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees will be entitled to liquidating distributions from the trust account with respect to any public shares they hold.
The Merger Agreement provides that the obligations of Tempo to consummate the Merger are conditioned on, among other things, that as of the Closing, (i) the amount of cash available in the trust account, after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (x) deferred underwriting commissions being held in the trust account and (y) transaction expenses of ACE and Tempo) (such amount, the “Trust Amount”), plus (ii) the PIPE Investment Amount (as defined herein) actually received by ACE prior to or substantially concurrently with the Closing Date (as defined herein), plus (iii) the Available Credit Amount (as defined herein), plus (iv) the Available Cash Amount (the sum of (i), (ii), (iii) and (iv), the “Available Acquiror Cash”), is at least equal to $10.0 million (the “Minimum Available Acquiror Cash Amount” and, such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Tempo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, the Merger Agreement provides that the obligations of ACE, Merger Sub and Tempo to consummate the Merger are conditioned on, among other things, that pursuant to the Cayman Constitutional Documents, in no event will ACE redeem public shares in an amount that would cause ACE’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.
ACE’s shareholders should be aware that Citigroup Global Markets, Inc. (“Citi”) has resigned from its roles as financial advisor to Tempo and as a placement agent to ACE in connection with the Merger effective as of May 19, 2022 and has disclaimed any responsibility for any portion of this proxy statement/

prospectus. ACE’s shareholders should not place any reliance on the participation of Citi prior to such resignation in the transactions contemplated by this proxy statement/prospectus.
The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Business Combination Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Your vote is very important.   Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing ACEV.info@investor.morrowsodali.com.
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors of ACE Convergence Acquisition Corp.,
                 , 2022

Behrooz Abdi
Chief Executive Officer and Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ACE’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
SHAREHOLDERS SHOULD BE ADVISED THAT ANY DEMANDS FOR REDEMPTION MADE PRIOR TO THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE BUSINESS COMBINATION HAVE BEEN CANCELLED. ALL DEMANDS FOR REDEMPTION MADE IN CONNECTION WITH THE SHAREHOLDER VOTES TO EXTEND THE DATE BY WHICH ACE MUST COMPLETE AN INITIAL BUSINESS COMBINATION HAVE BEEN COMPLETED, AND SUCH SHARES HAVE BEEN REDEEMED.

i

ii

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the publicly available documents or other information concerning ACE, without charge, by written request to Secretary at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington DE 19805, or by telephone request at (302) 633-2102; or Morrow Sodali LLC, ACE’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing ACEV.info@investor.morrowsodali.com, or from the SEC through the SEC website at the address provided above.
In order for ACE’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of ACE to be held on           , 2022, you must request the information no later than           , 2022, five business days prior to the date of the extraordinary general meeting.

TRADEMARKS
This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. ACE does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

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“2022 Plan” are to the Tempo Automation Holdings, Inc. 2022 Incentive Award Plan;

•
“ACE” are to ACE Convergence Acquisition Corp. prior to its domestication as a corporation in the State of Delaware;

•
“ACE Class A ordinary shares” are to ACE’s Class A ordinary shares, par value $0.0001 per share (prior to the Domestication);

•
“ACE Class B ordinary shares” are to ACE’s Class B ordinary shares, par value $0.0001 per share (prior to the Domestication);

•
“ACE units” and “units” are to the units of ACE, each unit representing one ACE Class A ordinary share and one-half of one redeemable warrant to acquire one ACE Class A ordinary share, that were offered and sold by ACE in its initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

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“Aggregate Fully Diluted Tempo Common Stock” are to (a) the aggregate number of shares of Tempo common stock that are (i) issued and outstanding immediately prior to the Effective Time (after giving effect to the Tempo Preferred Conversion) or (ii) issuable upon, or subject to, the settlement or exercise, as applicable, of Tempo Options that are issued and outstanding immediately prior to the Effective Time minus (b) the shares of Tempo common stock held in the treasury of Tempo, which treasury shares shall be cancelled as part of the Merger, outstanding immediately prior to the Effective Time;

•
“Aggregate Merger Consideration” are to the number of shares of New Tempo common stock equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00;

•
“Amended and Restated PIPE Common Stock Subscription Agreements” or “Third A&R PIPE Subscription Agreements” are to the Third Amended and Restated Subscription Agreements, pursuant to which the Company anticipates that the purchase of 550,000 shares of New Tempo common stock by the PIPE Investors will be consummated, in each case in the form attached as Annex E hereto;

•
“Available Acquiror Cash” are to the amount of cash calculated by adding the Trust Amount, the PIPE Investment, the Available Credit Amount and the Available Cash Amount;

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“Available Cash Amount” are to the cash and cash equivalents of Tempo as of the Closing Date, as estimated in good faith by Tempo two (2) business days prior to the Closing Date;

•
“Available Credit Amount” are to the aggregate amount of funds available to be drawn under the Loan and Security Agreement, as estimated in good faith by Tempo two (2) business days prior to the Closing Date;

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“Base Purchase Price” are to $235,000,000;

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“Business Combination” are to the Domestication together with the Merger;

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“Cantor Purchase Agreement” are to that certain Common Stock Purchase Agreement, dated as of March 16, 2022, by and between the Company and CFPI;

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“Cantor Registration Rights Agreement” are to that certain Registration Rights Agreement, dated as of March 16, 2022, by and between the Company and CFPI;

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“Cayman Constitutional Documents” are to ACE’s Amended and Restated Memorandum and Articles of Association, as amended from time to time;

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“Cayman Islands Companies Act” are to the Cayman Islands Companies Act (as amended);

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“CFPI” are to CF Principal Investments LLC, a Delaware limited liability company and an affiliate of Cantor;

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“Closing” are to the closing of the Business Combination;

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“Closing Date” are to the date of the Closing;

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“Company,” “we,” “us” and “our” are to ACE prior to its domestication as a corporation in the State of Delaware and to New Tempo after its domestication as a corporation incorporated in the State of Delaware, including after its change of name to Tempo Automation Holdings, Inc.;

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“Condition Precedent Approvals” are to approval at the extraordinary general meeting of the Condition Precedent Proposals;

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“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal, collectively;

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“Continental” are to Continental Stock Transfer & Trust Company;

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“DGCL” are to the General Corporation Law of the State of Delaware;

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“Domestication” are to the domestication of ACE Convergence Acquisition Corp. as a corporation incorporated in the State of Delaware in accordance with Section 388 of the DGCL;

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“Earnout Exchange Ratio” are to the quotient obtained by dividing (i) the 7,000,000 shares of New Tempo common stock to be issued in connection with the Business Combination described herein by (ii) the aggregate fully-diluted number of shares of Tempo common stock issued and outstanding immediately prior to the Business Combination;

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“Earnout Period” are to the time period between the Closing and the five-year anniversary of the Closing;

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“Earnout Triggering Event I” are to the first date after the Closing Date, but within the Earnout Period, on which New Tempo has achieved $15.0 million in sales revenue during the previous fiscal quarter;

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“Earnout Triggering Event II” are to the first date after the Closing Date, but within the Earnout Period, on which New Tempo has achieved an Adjusted EBITDA of $5.0 million during the previous fiscal quarter;

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“Earnout Triggering Events” are to Earnout Triggering Event I and Earnout Triggering Event II;

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“Effective Time” are to the date and time the Merger becomes effective;

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“Eligible Tempo Equityholder” are to a holder of (a) a share of Tempo common stock (after giving effect to the Tempo Preferred Conversion) or (b) an unexercised Tempo Option, in each case immediately prior to the Effective Time;

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“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

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“founder shares” are to the ACE Class B ordinary shares purchased by the Sponsor in a private placement prior to the initial public offering, and the ACE Class A ordinary shares that will be issued upon the conversion thereof;

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“GAAP” are to accounting principles generally accepted in the United States of America;

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“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

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“initial public offering” or “IPO” are to ACE’s initial public offering that was consummated on July 30, 2020;

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“IPO registration statement” are to the Registration Statement on Form S-1 (333-239716) filed by ACE in connection with its initial public offering, which was declared effective on July 27, 2020;

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“IRS” are to the U.S. Internal Revenue Service;

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“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

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“Loan and Security Agreement” are to that certain Loan and Security Agreement, dated October 13, 2021, by and among Structural Capital Investments III, LP, Series Structural DCO II, a series of Structural Capital DCO, LLC, SQN Tempo Automation, LLC, SQN Venture Income Fund II, LP, Ocean II PLO LLC and Tempo;

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“Merger” are to the merger of Merger Sub with and into Tempo, with Tempo surviving the Merger as a wholly owned subsidiary of New Tempo;

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“Minimum Available Acquiror Cash Amount” are to the Available Acquiror Cash being at least equal to $10.0 million;

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“Minimum Cash Condition” are to the closing condition, for Tempo’s obligation to consummate the Merger, that the Available Acquiror Cash shall be no less than the Minimum Available Acquiror Cash Amount;

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“Nasdaq” are to The Nasdaq Capital Market;

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“New Tempo” or “Domesticated ACE” are to ACE immediately after the Domestication;

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“New Tempo common stock” are to shares of New Tempo common stock, par value $0.0001 per share;

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“New Tempo Options” are to options to purchase shares of New Tempo common stock;

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“ordinary shares” are to the ACE Class A ordinary shares and the ACE Class B ordinary shares, collectively;

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“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

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“Per Share Merger Consideration” are to the quotient of (a) the remainder of (i) the Aggregate Merger Consideration minus (ii) 16,500,000 shares of New Tempo common stock, divided by (b) the Aggregate Fully Diluted Tempo Company Common Stock;

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“PIPE Investment” are to (a) the purchase of up to 550,000 shares of New Tempo common stock pursuant to the Amended and Restated PIPE Common Stock Subscription Agreements and (b) the purchase of up to 500,000 shares of New Tempo common stock pursuant to the Lender PIPE Common Stock Subscription Agreement;

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“PIPE Investment Amount” are to the aggregate gross purchase price actually received by ACE prior to or substantially concurrently with Closing for the purchase of shares of New Tempo common stock in the PIPE Investment;

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“PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Amended and Restated PIPE Common Stock Subscription Agreements, including Third Party PIPE Investors and Sponsor Related PIPE Investors;

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“private placement warrants” are to the ACE private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of New Tempo issued as a matter of law upon the conversion thereof at the time of the Domestication;

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“pro forma” are to giving pro forma effect to the Business Combination and the other related events contemplated by the Merger Agreement;

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“Proposed Bylaws” are to the proposed bylaws of New Tempo upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex I;

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“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Tempo upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex H;

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“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

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“public shareholders” are to holders of public shares, whether acquired in ACE’s initial public offering or acquired in the secondary market;

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“public shares” are to the ACE Class A ordinary shares (including those that underlie the units) that were offered and sold by ACE in its initial public offering and registered pursuant to the IPO registration statement or the shares of New Tempo common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;
•
“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by ACE in its initial public offering and registered pursuant to the IPO registration statement or the redeemable warrants of New Tempo issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•
“redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Organizational Documents;

•
“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among New Tempo, the Sponsor, the other parties to the Sponsor Support Agreement and certain former stockholders of Tempo;

•
“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

•
“SEC” are to the United States Securities and Exchange Commission;

•
“Securities Act” are to the Securities Act of 1933, as amended;

•
“Sponsor” are to ACE Convergence Acquisition LLC, a Delaware limited liability company;

•
“Sponsor Related PIPE Investors” are to those certain related parties of the Sponsor participating in the PIPE Investment pursuant to the Third A&R PIPE Subscription Agreements;

•
“Sponsor Support Agreement” are to that certain Support Agreement, dated October 13, 2021, by and among ACE, the Sponsor, certain of ACE’s directors, officers and initial shareholders and their permitted transferees and Tempo, as amended on July 6, 2022 and August 12, 2022, as may be further amended and modified from time to time;

•
“Tempo” are to Tempo Automation, Inc. prior to the Business Combination;

•
“Tempo common stock” are to shares of Tempo common stock, par value $0.00001 per share;

•
“Tempo Earnout Shares” are to those 7,000,000 shares of New Tempo common stock, comprised of two separate tranches of 3,500,000 shares per tranche, issuable to Eligible Tempo Equityholders during the Earnout Period upon the achievement of the applicable Earnout Triggering Events;

•
“Tempo Holders Support Agreement” are to that certain Support Agreement, dated October 13, 2021, by and among ACE, Tempo and certain Tempo Stockholders, as amended and modified from time to time;

•
“Tempo Options” are to options to purchase shares of Tempo common stock granted under the Tempo Automation, Inc. 2015 Incentive Award Plan;

•
“Tempo Stockholders” are to the stockholders of Tempo and holders of Tempo Options prior to the Closing;

•
“Tempo warrant” are to the common warrants, the Series A warrants, Series B warrants and the Series C warrants of Tempo;

•
“Third Party PIPE Investors” are to those certain investors, other than the Sponsor Related PIPE Investors, participating in the PIPE Investment pursuant to the Third A&R PIPE Subscription Agreements;

•
“trust account” are to the trust account established at the consummation of ACE’s initial public offering at JP Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

•
“Trust Agreement” are to the Investment Management Trust Agreement, dated July 27, 2020, by and between ACE and Continental, as trustee;

•
“Trust Amount” are to the amount of cash available in the trust account, after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (x) deferred underwriting commissions being held in the trust account and (y) transaction expenses of ACE and Tempo); and

•
“warrants” are to the public warrants and the private placement warrants.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to ACE Class A ordinary shares, shares of New Tempo common stock or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of our and Tempo’s management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/ prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When we and Tempo discuss strategies or plans, including as they relate to the potential Business Combination, we and Tempo are making projections, forecasts or forward- looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, our and Tempo’s management.
Forward-looking statements may include, for example, statements about:
•
ACE’s ability to complete the Business Combination or, if ACE does not consummate such Business Combination, any other initial business combination;

•
satisfaction or waiver (if applicable) of the conditions to the Merger, including, among other things:

•
the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of ACE and Tempo, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on Nasdaq of the shares of New Tempo common stock to be issued in connection with the Merger, (v) that ACE have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions; and

•
that the amount of cash available in the trust account, after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their ACE Class A ordinary shares pursuant to the Cayman Constitutional Documents, plus the PIPE Investment Amount and the Available Credit Amount actually received by ACE at or prior to the Closing Date, and prior to the payment of any expenses relating to the Business Combination, is at least equal to the Minimum Available Acquiror Cash Amount;

•
the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•
the projected financial information, business and operating metrics, anticipated growth rate, and market opportunity of New Tempo;

•
the ability to obtain or maintain the listing of New Tempo common stock and New Tempo warrants on Nasdaq following the Business Combination;

•
our public securities’ potential liquidity and trading;

•
our ability to raise financing in the future;

•
our success in retaining or recruiting, or changes required in, officers, key employees or directors following the completion of the Business Combination;

•
ACE officers and directors allocating their time to other businesses and potentially having conflicts of interest with ACE’s business or in approving the Business Combination;

•
the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•
the impact of the regulatory environment and complexities with compliance related to such environment;

•
the impact of the ongoing COVID-19 pandemic;

•
the success of strategic relationships with third parties;

•
Tempo’s ability to execute its business strategy;

•
Tempo’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•
Tempo’s financial performance;

•
The ability of New Tempo to expand or maintain its existing customer base; and

•
other factors detailed under the section titled “Risk Factors.”

Forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects on us or Tempo. There can be no assurance that future developments affecting us or Tempo will be those that ACE or Tempo have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACE’s control or the control of Tempo) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 69 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. ACE and Tempo undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
In addition, statements that “ACE believes,” “Tempo believes,” “New Tempo believes,” “we believe” and similar statements reflect our and Tempo’s beliefs and opinions on the relevant subject. These statements are based upon information available to us or Tempo, as the case may be, as of the date of this proxy statement/prospectus, and while we or Tempo, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future events.
Before any ACE shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/ prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF ACE
The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to ACE’s shareholders. ACE urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at     a.m., Eastern Time, on            , 2022,      at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 525 University Ave, Palo Alto, CA 94301, or virtually via live webcast. To participate in the extraordinary general meeting, visit and enter the 12 digit control number included on your proxy card. You may register for the meeting as early as      , Eastern Time, on      , 2022. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement.
Q:
Why am I receiving this proxy statement/prospectus?

A:
ACE shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Tempo, with Tempo surviving the Merger as a wholly owned subsidiary of New Tempo, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section titled “Business Combination Proposal” for more detail.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and you are encouraged to read it in its entirety.
As a condition to the Merger, ACE will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which ACE’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding ACE Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock; (2) each of the then issued and outstanding ACE Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock; (3) each of the then issued and outstanding ACE warrants will convert automatically into a New Tempo warrant, pursuant to the Warrant Agreement, dated as of July 27, 2020, between ACE and Continental (the “Warrant Agreement”); and (4) each of the then issued and outstanding units of ACE will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant. See “Domestication Proposal” for additional information.
The provisions of the Proposed Organizational Documents will differ materially from the Cayman Constitutional Documents. Please see “What amendments will be made to the current constitutional documents of ACE?” below.
THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF ACE AND TEMPO, CAREFULLY AND IN ITS ENTIRETY.
Q:
What proposals are shareholders of ACE being asked to vote upon?

A:
At the extraordinary general meeting, ACE is asking holders of ordinary shares to consider and vote upon:

•
a proposal to approve by ordinary resolution the Merger and to adopt the Merger Agreement;

•
a proposal to approve by special resolution the Domestication;

•
the following four separate proposals to approve by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents, each to be effective upon the Domestication:

•
to authorize the change in the authorized capital stock of ACE from (i) 500,000,000 ACE Class A ordinary shares, 50,000,000 ACE Class B ordinary shares and 5,000,000 preference shares, par value $0.0001 per share, to (ii) 600,000,000 shares of New Tempo common stock and 20,000,000 shares of New Tempo preferred stock;

•
to authorize the Board to issue any or all shares of New Tempo preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL;

•
to divide the Board into three classes with only one class of directors being elected in each year and each class serving a three-year term;

•
to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication, including, (1) changing the corporate name from “ACE Convergence Acquisition Corp.” to “Tempo Automation Holdings, Inc.,” (2) adopting Delaware as the exclusive forum for certain stockholder litigation, (3) removing certain provisions related to ACE’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which ACE’s board of directors believes is necessary to adequately address the needs of New Tempo after the Business Combination, (4) providing that no action shall be taken by stockholders of New Tempo, except at an annual or special meeting of stockholders, (5) removing limitations on the corporate opportunity doctrine, (6) requiring the approval of the holders of 66 2∕3% of the then-outstanding capital stock of New Tempo to amend specified provisions of the Proposed Certificate of Incorporation, and (7) requiring the approval of the Board or the holders of 66 2∕3% of the then-outstanding capital stock of New Tempo to amend the Proposed Bylaws;

•
a proposal to approve by ordinary resolution the election of directors to serve staggered terms, who, upon consummation of the Business Combination, will be the directors of New Tempo, to be effective as of the Closing;

•
a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of New Tempo common stock in connection with the Business Combination, to be effective prior to or substantially concurrently with the Closing;

•
a proposal to approve by ordinary resolution the 2022 Plan, to be effective prior to the Closing Date; and

•
a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting, to be effective as of the date of the extraordinary general meeting.

If ACE’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. See “Business Combination Proposal,” “Domestication Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Incentive Award Plan Proposal,” and “Adjournment Proposal.”
ACE will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of ACE should read it carefully.
After careful consideration, ACE’s board of directors have determined that the Business Combination Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director

Election Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the Adjournment Proposal are in the best interests of ACE and its shareholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:
Are the proposals conditioned on one another?

A:
Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. If our stockholders do not approve each of the proposals, the Merger may not be consummated.

Q:
Why is ACE proposing the Business Combination?

A:
ACE was organized to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination, with one or more businesses or entities.

Based on its due diligence investigations of Tempo and the industry in which it operates, including the financial and other information provided by Tempo in the course of ACE’s due diligence investigations, the ACE board of directors believes that the Business Combination with Tempo is in the best interests of ACE and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “Business Combination Proposal — ACE’s Board of Directors’ Reasons for the Business Combination” for additional information.
Although ACE’s board of directors believes that the Business Combination with Tempo presents a unique business combination opportunity and is in the best interests of ACE and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section titled “Business Combination Proposal — ACE’s Board of Director’s Reasons for the Business Combination,” as well as in the sections entitled “Risk Factors — Risks Relating to Tempo’s Business and Industry.”
Q:
What will Tempo Stockholders receive in return for ACE’s acquisition of all of the issued and outstanding equity interests of Tempo?

A:
As a result of and upon the Closing, among other things, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion, as described elsewhere in this proxy statement/prospectus) as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of Tempo Options outstanding as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo Options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 23,500,000 shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, including, as applicable, a number of Tempo Earnout Shares (as defined below and as described elsewhere in this proxy statement/prospectus) (the “Aggregate Merger Consideration”). For further details, see “Business Combination Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.” Additionally, Tempo has undertaken to use its commercially reasonable efforts to cause the holder of each outstanding and unexercised Tempo warrants to exercise such Tempo warrant in exchange for shares of Tempo common stock immediately prior to the effective time of the Merger. Holders of Tempo warrants may elect not to exercise such Tempo warrants in exchange for shares of Tempo common stock prior to the effective time of the Merger. Any Tempo warrants that remain issued and outstanding as of immediately prior to the Effective Time will be converted into warrants to purchase shares of New Tempo common stock on substantially similar terms to the Tempo warrants.
Q:
How will my Tempo Options be treated in the Business Combination?

A:
At the Effective Time, each outstanding Tempo Option, whether or not then vested and exercisable, will be converted into a New Tempo Option covering a number of shares of New Tempo common stock equal to the number of shares subject to such Tempo Option prior to the Effective Time multiplied by the Per Share Merger Consideration (rounded down to the nearest whole share), with a per share exercise price equal to the exercise price of such Tempo Option prior to the Effective Time divided by the Per Share Merger Consideration (rounded up to the nearest whole cent). In addition, following the Closing, Eligible Tempo Equityholders will be entitled to receive their pro rata share of the Tempo Earnout Shares if, during the Earnout Period, the applicable Earnout Triggering Events are attained and the applicable former holder continues to provide services to New Tempo or one of its subsidiaries at the time of such Earnout Triggering Event.

Q:
What equity stake will current shareholders hold in New Tempo immediately after the consummation of the Business Combination?

A:
As of the date of this proxy statement/prospectus, there are 9,695,298 ordinary shares issued and outstanding, which includes the 5,750,000 founder shares held by the Sponsor and initial shareholders and their permitted transferees and the 3,945,298 public shares. As of the date of this proxy statement/prospectus, there are 18,100,000 warrants outstanding, which include the 6,600,000 private placement warrants held by the Sponsor and initial shareholders and their permitted transferees and the 11,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one ACE Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Tempo common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the ACE fully diluted share capital would be 27,795,298.

Following the Business Combination, (1) ACE’s public shareholders are expected to own approximately 13.9% of the outstanding New Tempo common stock, (2) Tempo Stockholders (without taking into account any public shares held by Tempo Stockholders prior to the consummation of the Business Combination or shares of New Tempo stock issuable to holders of New Tempo Options) are expected to own approximately 51.3% of the outstanding New Tempo common stock, at a deemed value of $10.00 per share of New Tempo common stock and after giving effect to the Per Share Merger Consideration, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investors) are expected to collectively own approximately 20.6% of the outstanding New Tempo common stock (taking into account the SSA Exchange), (4) CFPI is expected to own approximately 4.1% of the outstanding New Tempo common stock and (5) the Third Party PIPE Investors are expected to own approximately 10.1% of the outstanding New Tempo common stock. These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination and no exercise of the public and private warrants or options or issuance of any shares of New Tempo common stock in connection with the Tempo Earnout Shares, (iii) that (x) New Tempo issues or reserves for issuance 14,580,000 shares of New Tempo common stock to Tempo Stockholders as part of the Aggregate Merger Consideration pursuant to the Merger Agreement and (y) New Tempo issues 3,550,000 shares of New Tempo common stock to the PIPE Investors pursuant to the PIPE Investment, and (iv) 1,155,000 shares of New Tempo to CFPI for their commitment fee under the Cantor Purchase Agreement and as consideration to settle deferred underwriting commissions incurred during ACE’s IPO. If the actual facts are different from these assumptions, the percentage ownership retained by current ACE shareholders and Tempo Stockholders in New Tempo will be different.
The following table illustrates varying ownership levels in New Tempo immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership in New Tempo
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)(1)
	Number of Shares	% Ownership	Number of Shares	% Ownership
Tempo Stockholders(2)(3)	14,580,000	51.3%	14,580,000	55.2%
ACE’s public shareholders	3,945,298	13.9%	957,202	3.6%
Sponsor & related parties(2)(4)	5,846,190	20.6%	5,846,190	22.1%
Third Party PIPE Investors	2,873,809	10.1%	3,873,809	14.7%
CFPI(5)	1,155,000	4.1%	1,155,000	4.4%
Total	28,400,297	100%	26,412,201	100%

(1)
Assumes maximum redemptions of 2,988,096 Class A ordinary shares of ACE in connection with the Business Combination at approximately $10.13 per share based on trust account figures as of March 31, 2022 and including the expected proceeds received from the Promissory Note with the Sponsor. As of      , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, the Sponsor’s obligation is approximately $      per public share.

(2)
Following the Closing, the Eligible Tempo Equityholders will have the right to receive up to 7,000,000 Tempo Earnout Shares in two tranches upon the occurrence of the Earnout Triggering Events during the Earnout Period. Because the Tempo Earnout Shares are contingently issuable based upon meeting certain operating metrics that have not yet been achieved, the pro forma New Tempo common stock issued and outstanding immediately after the Business Combination excludes the 7,000,000 Tempo Earnout Shares.

(3)
Includes an estimated 3,441,605 shares of New Tempo common stock expected to be issued to Tempo warrant holders, net of expected exercise proceeds, and excludes an estimated 2,364,144 shares of New Tempo common stock to be reserved for potential future issuance upon the exercise of New Tempo Options.

(4)
Includes 200,000 shares subscribed for by the Sponsor Related PIPE Investors and 3,250,000 shares beneficially owned by the directors and officers of ACE and initial shareholders and their permitted transferees (taking into account the SSA Exchange).

(5)
Includes 1,155,000 New Tempo shares issued to CFPI for their $3.5 million commitment fee under the Cantor Purchase Agreement and to settle ACE’s existing deferred underwriting commissions of $8.1 million as of March 31, 2022.

For further details, see “Business Combination Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”
Q:
How has the announcement of the Business Combination affected the trading price of the Company’s Class A common stock?

A:
On October 13, 2021, the trading date before the public announcement of the Business Combination, ACE’s public units, Class A ordinary shares and warrants closed at $10.14, $9.92 and $0.58, respectively. As of           , 2022, the record date for the extraordinary general meeting, the most recent closing price for each unit, common stock and redeemable warrant was $     , $      and $     , respectively.

Q:
Will the Company obtain new financing in connection with the Business Combination?

A:
Yes. Certain PIPE Investors have agreed to purchase an aggregate of 550,000 shares of New Tempo common stock in connection with the closing of the Business Combination, for aggregate gross proceeds of $5.5 million. The PIPE Investment is contingent upon, among other things, the Closing. See “Business Combination Proposal — Related Agreements — PIPE Subscription Agreements.”

In addition, on March 16, 2022, ACE entered into the Cantor Purchase Agreement with CF Principal relating to a committed equity facility (the “Facility”). Pursuant to the Cantor Purchase Agreement,

New Tempo will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $100.0 million of New Tempo common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Cantor Purchase Agreement.”

Q:
What are the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to the securities that will be issued as part of the PIPE Investment (including the issuance of the PIPE Incentive Shares) at the Effective Time?

A:
On July 30, 2020, ACE consummated its IPO, pursuant to which it issued and sold 23,000,000 ACE units at an offering price of $10.00 per ACE unit, with each ACE unit consisting of one ACE Class A ordinary share and one-half of one public warrant. At the Effective Time, each of the then issued and outstanding ACE units that have not been previously separated into the underlying ACE Class A ordinary shares and public warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant. As of August 9, 2022, the closing price on Nasdaq of ACE Class A ordinary shares was $10.22 per share, and the closing price of the ACE warrants was $0.18 per ACE warrant. Therefore, based on such closing price on August 9, 2022, each holder of an ACE unit at Closing would receive one share of New Tempo common stock, valued at $10.22, and one-half of one New Tempo warrant, valued at $0.09, in exchange for the $10.00 ACE unit such holder originally purchased in the ACE IPO.

Prior to the Closing, ACE intends to enter into the Third A&R PIPE Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors will agree to purchase an aggregate of 550,000 shares of New Tempo common stock.
Pursuant to the Third A&R PIPE Subscription Agreements, ACE will agree to issue additional shares of New Tempo common stock to each PIPE Investor in the event that the volume weighted average price per share of New Tempo common stock (the “Measurement Period VWAP”) during the 30 days commencing on the date on which a registration statement registering the resale of the shares of New Tempo common stock acquired by such PIPE Investors (the “PIPE Resale Registration Statement”) is declared effective is less than $10.00 per share. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement (the “Measurement Date”) multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined below) and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $4.00 (the “Price Floor Value”), the Adjustment Period VWAP shall be deemed to be the Price Floor Value.
ACE will also agree to issue up to 500,000 additional shares of New Tempo common stock to each such PIPE Investor in the event that the Additional Period VWAP (as defined below) is less than the Adjustment Period VWAP. In such case, each such PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the lesser of (1) such PIPE Investor’s pro rata portion of 500,000 additional shares of New Tempo common stock, and (2) (i) (A) (x) the number of shares issued to such PIPE Investor pursuant to such subscription agreement and held by such PIPE Investor on the last day of the 30 calendar day period ending on the date that is 15 months following the closing of the subscriptions (such 30 calendar day period, the “Additional Period”), times (y) the Adjustment Period VWAP, minus the average of the volume weighted average price of a share of New Tempo common stock determined for each of the trading days during the Additional Period (the “Additional Period VWAP”), minus (B) the number of PIPE Incentive Shares, times the Additional Period VWAP, divided by (ii) the Additional Period VWAP.
Additionally, ACE will agree to issue up to 2,000,000 additional shares (the “PIPE Incentive Shares”) to such PIPE Investors on a pro rata basis with respect to each PIPE Investor’s subscription amount as an incentive to subscribe for and purchase the shares under the Third A&R PIPE Subscription Agreements.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Third A&R PIPE Subscription Agreements will be conditioned upon, among other things, there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Third A&R PIPE Subscription Agreements and satisfaction or waiver of all conditions precedent to the Closing under the Merger Agreement. The closings under the Third A&R PIPE Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see “Business Combination Proposal — Related Agreements — PIPE Subscription Agreements.”
The shares of New Tempo common stock to be issued in the PIPE Investment will be identical to the shares of New Tempo common stock that will be held by ACE’s public stockholders at the time of Closing, except that the shares of New Tempo common stock issued in the PIPE Investment will not be registered with the SEC.
Q:
Why is ACE proposing the Domestication?

A:
Our board of directors believes that there are significant advantages to us that will arise as a result of a change of ACE’s domicile to Delaware. Further, ACE’s board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. ACE’s board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders, including, (i) the prominence, predictability, and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section titled “Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, ACE will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ACE will be domesticated and continue as a Delaware corporation.
The approval of the Domestication Proposal is a condition to the closing of the Merger under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Q:
What amendments will be made to the current constitutional documents of ACE?

A:
The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, ACE’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace ACE’s Cayman Constitutional Documents, in each case, under the Cayman Islands Companies Act, with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents in several respects, including the following:

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 ACE Class A ordinary shares, 50,000,000 ACE Class B ordinary shares and 5,000,000 preference shares.	The Proposed Organizational Documents authorize 620,000,000 shares, consisting of 600,000,000 shares of New Tempo common stock and 20,000,000 shares of New Tempo preferred stock.
	See paragraph 7 of the Existing Memorandum.	See Article Fourth of the Proposed Certificate of Incorporation.
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preference shares with such designation,	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more

	Cayman Constitutional Documents	Proposed Organizational Documents
Proposal B)	rights and preferences as may be determined from time to time by ACE’s board of directors. Accordingly, ACE’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of ACE to carry out a conversion of ACE Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).	series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof, as the Board may determine.
	See paragraph 7 of the Existing Memorandum and Articles 9 and 28 of the Existing Articles.	See Article Fourth, subsection (B) of the Proposed Certificate of Incorporation.
Classified Board (Organizational Documents Proposal C)	The Cayman Constitutional Documents do not contain a provision that provides the number of classes of ACE’s board of directors.
The Proposed Organizational Documents provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.
See Article Fifth, subsection (A) of the Proposed Certificate of Incorporation.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “ACE Convergence Acquisition Corp.”	The Proposed Organizational Documents provide that the name of the corporation will be “Tempo Automation Holdings, Inc.”
	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that if ACE does not consummate a business combination (as defined in the Cayman Constitutional Documents) by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), ACE will cease all operations except for the purposes of winding up and will redeem the public shares and	The Proposed Organizational Documents do not include any provisions relating to New Tempo’s ongoing existence; the default under the DGCL will make New Tempo’s existence perpetual.

	Cayman Constitutional Documents	Proposed Organizational Documents
liquidate ACE’s trust account.
	See Article 17 of the Cayman Constitutional Documents.	Default rule under the DGCL.
Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Article Tenth of the Proposed Certificate of Incorporation.
Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of ACE by a related shareholder following a business combination.	The Proposed Organizational Documents will have New Tempo governed by Section 203 of the DGCL relating to takeovers by interested stockholders. Default rule under the DGCL.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to ACE’s status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to ACE’s status as a blank check company, which no longer will apply upon consummation of the Merger, as ACE will cease to be a blank check company at such time.
See Article 17 of the Cayman Constitutional Documents.

Q:
How will the Domestication affect my ordinary shares, warrants and units?

A:
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding ACE Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock, (2) each of the then issued and outstanding ACE Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock; (3) each of the then issued and outstanding ACE warrants will convert automatically into a New Tempo warrant, pursuant to the Warrant Agreement and (4) each of the then issued and outstanding units of ACE will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant. See “Domestication Proposal” for additional information.

Q:
What are the U.S. federal income tax consequences of the Domestication?

A:
As discussed more fully under “U.S. Federal Income Tax Considerations,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Domestication so qualifies, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

•
A U.S. Holder whose ACE Class A ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of ACE’s earnings in income;

•
A U.S. Holder whose ACE Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of ACE stock entitled to vote and less than 10% of the total value of all classes of ACE stock will generally recognize gain (but not loss) on the exchange of ACE Class A ordinary shares for New Tempo common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its ACE Class A ordinary shares provided certain other requirements are satisfied; and
•
A U.S. Holder whose ACE Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of ACE stock entitled to vote or 10% or more of the total value of all classes of ACE stock will generally be required to include in income as a deemed dividend all earnings and profits amount attributable to its ACE Class A ordinary shares.

ACE does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.
As discussed more fully under “U.S. Federal Income Tax Considerations,” ACE believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, would generally require a U.S. Holder to recognize gain on the exchange of ACE Class A ordinary shares or warrants for New Tempo common stock or warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — PFIC Considerations — D. QEF Election and Mark-to-Market Election” with respect to their ACE Class A ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available that apply to ACE warrants, and the application of the PFIC rules to ACE warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations.”
Each U.S. Holder of ACE Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of ACE Class A ordinary shares and warrants for New Tempo common stock and warrants pursuant to the Domestication.
Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s New Tempo common stock after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”
Q:
Do I have redemption rights?

A:
If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group”

(as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without the prior consent of ACE. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash without the prior consent of ACE.
The Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to waive their redemption rights with respect to all of the founder shares and ordinary shares held by them in connection with the consummation of the Business Combination, subject to the terms and conditions contemplated in the letter agreement, dated as of July 27, 2020.
Q:
How do I exercise my redemption rights?

A:
If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)
(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)
submit a written request to Continental, ACE’s transfer agent, that New Tempo redeem all or a portion of your public shares for cash; and

(iii)
deliver your public shares to Continental, ACE’s transfer agent, electronically through the Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on           , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
The address of Continental, ACE’s transfer agent, is listed under the question “Who can help answer my questions?” below.
Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, ACE’s transfer agent, directly and instruct them to do so.
Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of March 31, 2022, this would have amounted to approximately $10.06 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of ACE’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, ACE’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that ACE’s transfer agent return the shares (electronically) to you. You may make such request by contacting Continental, ACE’s transfer agent, at the phone number or address listed at the end of this section. Any corrected or changed written exercise of redemption rights must be received by Continental, ACE’s transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. If you deliver your public shares for redemption to Continental and later decide prior to the extraordinary general meeting not to elect redemption, you may request that Continental return the shares (electronically). No request for redemption will be honored unless the holder’s public shares have been delivered (electronically) to Continental, ACE’s agent, at least two business days prior to the vote at the extraordinary general meeting.
If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, New Tempo will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Domestication and, accordingly, it is shares of New Tempo common stock that will be redeemed immediately after consummation of the Business Combination.
If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.
Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.
Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, ACE’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, ACE’s transfer agent, by 5:00 p.m., Eastern Time, on           , 2022 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
In most circumstances, it is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its New Tempo common stock will generally be treated as selling such New Tempo common stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of New Tempo common stock that such U.S. Holder owns or is deemed to own under certain constructive attribution rules (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of any shareholder, holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations.”
All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.
Q:
What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:
Following the closing of ACE’s initial public offering, an amount equal to $230.0 million ($10.00 per unit) of the net proceeds from ACE’s initial public offering and the sale of the private placement warrants was placed in the trust account. As of March 31, 2022, funds in the trust account totaled approximately $82.6 million and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of ACE’s obligation to allow for redemption in connection with ACE’s initial business combination or to redeem 100% of the public shares if it does not complete a business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (3) the redemption of all of the public shares if ACE is unable to complete a business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.
With respect to the regulation of special purpose acquisition companies like ACE (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.
With regard to the SEC’s investment company proposals included in the SPAC Rule Proposals, while the funds in the trust account have, since ACE’s initial public offering, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940), on June 22, 2022, ACE instructed Continental Stock Transfer & Trust Company, the trustee managing the trust account, to hold all funds in the trust account in cash until the earlier of consummation of the Business Combination and liquidation of ACE.
On January 13, 2022, ACE entered into a Convertible Promissory Note (the “Sponsor Loan”) with the Sponsor, pursuant to which the Sponsor agreed to contribute to ACE as a loan $0.03 for each Class A ordinary share of ACE that was not redeemed in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination (which extension was approved at an annual general meeting of shareholders of ACE on January 21, 2022) for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the Business Combination and (ii) $1.5 million has been loaned. Such contributions will be deposited into the trust account. Additionally, in connection with the shareholder approval of such extension in January 2022, certain shareholders elected to redeem an aggregate of 14,797,723 public shares, or approximately 64.34%. Such redemption demands have been completed and such shares have been redeemed. As a result, approximately $148,079,821 was paid out of the trust account in connection with such redemptions.
On June 30, 2022, ACE and the Sponsor amended and restated the Sponsor Loan in its entirety to, among other things, increase the aggregate principal amount available thereunder from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022 (the “Extension Proposal”), which proposal was approved in July 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions. Therefore, assuming the Sponsor makes the maximum amount of monthly contributions, ACE estimates that the per-share price at which public shares could be redeemed from cash held in the trust account would be approximately $10.27 at the time of the extraordinary general meeting to be held in connection with the Business Combination. Additionally, in connection with the shareholder approval of such extension in July 2022, certain shareholders elected to redeem an aggregate of 4,256,979 public shares, or approximately 51.90%. Such redemption demands have been completed and such shares have been redeemed. As a result, approximately $43,349,494 was paid out of the trust account in connection with such redemptions.
There have been two redemption events: one in January 2022, in which 14,797,723 shares were redeemed, and one in July 2022, in which 4,256,979 shares were redeemed. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.
Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of ACE public shares who properly exercise their redemption rights; to pay certain transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New Tempo following the Business Combination. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”
Q:
What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:
Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Merger Agreement provides that the obligations of Tempo to consummate the Merger are conditioned on, among other things, that as of the Closing, the Available Acquiror Cash is at least equal to the Minimum Available Cash Amount. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, in no event will we redeem public shares in an amount that would cause ACE’s net tangible assets (as determined in accordance with Rule 3a5 1-1(g)(1) of the Exchange Act) to be less than $5,000,001.
Q:
What conditions must be satisfied to complete the Business Combination?

A:
The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of ACE and Tempo, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on Nasdaq the shares of New Tempo common stock to be issued in connection with the Merger, (v) that ACE have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions.

For more information about conditions to the consummation of the Business Combination, see “Business Combination Proposal — The Merger Agreement.”
Q:
When do you expect the Business Combination to be completed?

A:
It is currently expected that the Business Combination will be consummated in the fourth quarter of 2022. This date depends, among other things, on the approval of the proposals to be put to ACE shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by ACE’s shareholders at the extraordinary general meeting and ACE elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see “Business Combination Proposal — The Merger Agreement.”

Q:
What happens if the Business Combination is not consummated?

A:
ACE will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If ACE is not able to complete the Business Combination with Tempo or another business combination by October 13, 2022, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, ACE will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Pursuant to the Letter Agreement, the Sponsor and directors and officers of ACE at the time of ACE’s initial public offering agreed to waive their redemption rights with respect to all of the Founder Shares and any public shares held by them.
Q:
Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:
Neither ACE’s shareholders nor ACE’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:
What do I need to do now?

A:
ACE urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. ACE’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
How do I vote?

A:
If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. While you will be permitted to observe the proceedings of the extraordinary general meeting virtually via live webcast, you will not be able to vote via live webcast, and such virtual participation will not be counted for the purpose of establishing a quorum. You may submit your proxy by completing, signing, dating, and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank, or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Q:
When and where will the extraordinary general meeting be held?

A:
The extraordinary general meeting will be held at          a.m., Eastern Time, on           , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 525 University Ave, Palo Alto, CA 94301, or virtually via live webcast at           ,unless the extraordinary general meeting is adjourned.

Q:
Who is entitled to vote at the extraordinary general meeting?

A:
ACE has fixed           , 2022 as the record date for the extraordinary general meeting. If you were a shareholder of ACE at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:
How many votes do I have?

A:
ACE shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 9,695,298 ordinary shares issued and outstanding, of which 3,945,298 were issued and outstanding public shares.

Q:
What constitutes a quorum?

A:
A quorum of ACE shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. While ACE shareholders will be permitted to observe the proceedings of the extraordinary general meeting virtually via live webcast, such shareholders will not be able to vote via live webcast, and such virtual participation will not be counted for the purposes of establishing a quorum. As of the record date for the extraordinary general meeting, 6,976,139 ordinary shares would be required to achieve a quorum.

Q:
What vote is required to approve each proposal at the extraordinary general meeting?

A:
The following votes are required for each proposal at the extraordinary general meeting:

(i)
Business Combination Proposal:   The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote their shares in favor of each of the proposals presented herein. As a result, assuming all outstanding shares are represented in person or by proxy, the affirmative vote of additional public shares is not required to approve this proposal.

(ii)
Domestication Proposal:   The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote their shares in favor of each of the proposals presented herein. As a result, assuming all outstanding shares are represented in person or by proxy, only the affirmative vote of 713,532 additional public shares, or approximately 18.09%, is required to approve this proposal.

(iii)
Organizational Documents Proposals:   The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote their shares in favor of each of the proposals presented herein. As a result, assuming all outstanding shares are represented in person or by proxy, only the affirmative vote of 713,532 additional public shares, or approximately 18.09%, is required to approve this proposal.

(iv)
Director Election Proposal:   The Director Election Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote their shares in favor of each of the proposals presented herein. As a result, assuming all outstanding shares are represented in person or by proxy, the affirmative vote of additional public shares is not required to approve this proposal.

(v)
Stock Issuance Proposal:   The Stock Issuance Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote their shares in favor of each of the proposals presented herein. As a result, assuming all outstanding shares are represented in person or by proxy, the affirmative vote of additional public shares is not required to approve this proposal.

(vi)
Incentive Award Plan Proposal:   The Incentive Award Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote their shares in favor of each of the proposals presented herein. As a result, assuming all outstanding shares are represented in person or by proxy, the affirmative vote of additional public shares is not required to approve this proposal.

(vii)
Adjournment Proposal:    The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote their shares in favor of each of the proposals presented herein. As a result, assuming all outstanding shares are represented in person or by proxy, the affirmative vote of additional public shares is not required to approve this proposal.

Q:
What are the recommendations of ACE’s board of directors?

A:
ACE’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of ACE’s shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:
Who is ACE’s Sponsor?

A:
ACE’s sponsor is ACE Convergence Acquisition LLC, a Delaware limited liability company. The Sponsor currently owns 3,160,570 Class B ordinary shares of ACE. The Sponsor is indirectly owned by ACE Equity Partners LLC, a limited liability company formed in South Korea, and Behrooz Abdi, a United States citizen. ACE Equity Partners LLC is owned and controlled by David Young Ko, a United States citizen and resident of South Korea. In January 2022, the Sponsor distributed 755,930 founder shares to ACE SO5 Holdings Limited (“ACE SO5”), a company formed in the British Virgin Islands. ACE Equity Partners International Pte Ltd. (“AEPI”), a company formed in Singapore, is the sole owner of the voting equity of ACE SO5. The sole shareholder of AEPI is ACE Equity Partners LLC, which is wholly owned and controlled by Mr. Ko, a U.S. citizen.

To ACE’s knowledge, the only non-U.S. citizens who are associated with or otherwise involved in the transaction are as follows:
•
Denis Tse, a citizen of Hong Kong and Secretary and a director of ACE, is the sole director and manager of ACE SO5. Mr. Tse disclaims beneficial ownership of securities held by ACE SO5. Mr. Tse is also a director and the Executive Director (Chief Executive Officer) of AEPI. Mr. Tse will not be a director of the post-closing combined entity.

•
1,678,500 Class B ordinary shares are held by Mr. Sunny Siu, a citizen of Hong Kong. Upon consummation of the Business Combination, Mr. Siu is expected to own less than a 3 percent interest in the combined companies.

Each of the individuals who will serve as directors of the post-closing combined entity upon the closing of the Business Combination is a U.S. citizen.
ACE does not believe that any of the above facts or relationships would subject the proposed Business Combination to regulatory review, including review by the Committee on Foreign Investment in the United States (CFIUS). Nor does ACE believe that if such a review were conceivable that the proposed Business Combination ultimately would be prohibited.
However, if the proposed Business Combination were to become subject to CFIUS review, CFIUS could decide to block or delay ACE’s proposed initial business combination, impose conditions with respect to such initial business combination or request the President of the United States to order ACE to divest all or a portion of the U.S. target business of its initial business combination that it acquired without first obtaining CFIUS approval. The time required for CFIUS to conduct its review and any remedy imposed by CFIUS could prevent ACE from completing its initial business combination and require ACE to liquidate. In that case, investors would be entitled to redemption of 100% of the public shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the trust account, including interest not previously released to ACE to pay its income taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then-issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Moreover, investors would lose the investment opportunity in a target company, any price appreciation in the combined companies, and the warrants would expire worthless.
Q:
How does the Sponsor intend to vote their shares?

A:
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to vote all the founder shares and any other public shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in connection with the shareholder vote in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers, and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares.
Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the ACE redemption process (i.e., approximately $10.06 per share based on trust account figures as of March 31, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.
To the extent any such purchases are made by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, ACE will disclose in a Current Report on Form 8-K prior to the extraordinary general meeting the following: (i) the number of ACE public shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the ACE securityholders who sold to the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% security holders) who sold such public shares; and (v) the number of ordinary shares for which ACE has received redemption requests pursuant to its redemption offer.
The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of public shares electing to redeem and (z) ACE’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of Tempo on a fully diluted basis.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the Business Combination at the extraordinary general meeting and could decrease the chances that the Business Combination would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:
What do the Sponsor, its affiliates, and ACE’s directors and officers have at risk that depends on the completion of a business combination?

A:
When you consider the recommendation of ACE’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor, its affiliates, and ACE’s directors and officers have certain amounts at risk that depend on the completion of a business combination. Such amounts include the following:

•
On May 28, 2020, the Sponsor purchased 5,750,000 ACE Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.004 per share (“Founder Shares”). On May 29, 2020, the Sponsor transferred an aggregate of 155,000 Founder Shares to certain members of the Company’s management team. The Founder Shares included an aggregate of up to 750,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option on July 30, 2020, 750,000 Founder Shares are no longer subject to forfeiture. Simultaneously with the closing of the initial public offering of ACE, the Sponsor purchased 6,600,000 Private Placement Warrants at a price of $1.00 per warrant, or $6,600,000 in the aggregate, in a private placement. On October 13, 2021, the Sponsor distributed 1,678,500 Founder Shares and 948,750 Private Placement Warrants to Sunny Siu. In January 2022, the Sponsor distributed 755,930 founder shares and 891,714 private placement warrants to ACE SO5 Holdings Limited, an affiliate of the Sponsor. If ACE does not consummate a business combination by October 13, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,595,000 ACE Class B ordinary shares owned by the Sponsor and initial shareholders and their permitted transferees, and the 155,000 ACE Class B ordinary shares directly owned by ACE’s independent directors and certain of its officers, in aggregate, would be worthless because following the redemption of the public shares, ACE would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the Sponsor if ACE fails to complete a business combination within the required period. In addition the 6,600,000 Private Placement Warrants would expire worthless. The Sponsor purchased the ACE Class B ordinary shares prior to ACE’s initial public offering for approximately $0.004 per share and certain of ACE’s directors and executive officers, including Behrooz Abdi, have an economic interest in such shares. Each of the initial shareholders of ACE and their permitted transferees acquired their ACE Class B ordinary shares at $0.004 per share. The 3,250,000 shares of New Tempo common stock that the Sponsor and initial shareholders of ACE (including the independent directors and certain officers of ACE, and excluding the Sponsor Related PIPE Investors) and their permitted transferees, are expected to hold following the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $33.22 million based upon the closing price of $10.22 per public share on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of New Tempo common stock will be subject to certain restrictions, including those described above, ACE believes such shares have less value. The 6,600,000 New Tempo warrants into which the 6,600,000 Private Placement Warrants held by the Sponsor and initial shareholders and their permitted transferees, will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.19 million based upon the closing price of $0.18 per public warrant on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

•
The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to ACE shareholders rather than liquidate.

•
Given the differential in purchase price that the Sponsor and initial shareholders and their permitted transferees paid for the Founder Shares as compared to the price of the units sold in ACE’s initial public offering and the substantial number of shares of New Tempo Common Stock that the Sponsor and initial shareholders and their permitted transferees will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and initial shareholders and their permitted transferees may realize a positive rate of return on such investments even if other shareholders of ACE experience a negative rate of return following the Business Combination.

•
The Sponsor and its affiliates are active investors across a number of different investment platforms, which ACE and the Sponsor believe improved the volume and quality of opportunities that were available to ACE. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, ACE’s Cayman Constitutional Documents currently provide that certain business opportunities are not subject to the “corporate opportunity” doctrine. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the investment vehicle. ACE does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•
On May 28, 2020, ACE issued an unsecured promissory note to the Sponsor, pursuant to which ACE borrowed an aggregate principal amount of $186,760. The note was non-interest bearing and payable on the earlier of (i) December 31, 2020, and (ii) the completion of the initial public offering. The borrowings outstanding under the note in the amount of $186,760 were repaid upon the consummation of the initial public offering on July 30, 2020. In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of ACE’s officers and directors may, but are not obligated to, loan ACE funds as may be required. In the event that ACE’s initial business combination does not close, ACE may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to ACE pursuant to such loans. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. ACE does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as ACE does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account. As of December 31, 2020, ACE had no outstanding borrowings under the working capital loans.

•
On August 12, 2020, ACE entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Sponsor, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility will be utilized to finance transaction costs in connection with ACE’s initial business combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a business combination. In return, ACE deposited $900,000 into an account held by ASIA-IO, from which ACE may make fund withdrawals for up to $1,500,000. As part of the Working Capital Facility, ASIA-IO waived the right to convert the working capital loan into private placement warrants. Any outstanding amounts deposited with ASIA-IO upon the completion of a business combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of outstanding borrowings under the Working Capital Facility. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Working Capital Facility and it will be worthless.

•
On January 13, 2022, ACE entered into a Convertible Promissory Note (the “Promissory Note”) with the Sponsor. Pursuant to the Promissory Note, the Sponsor has agreed that it will contribute to ACE as a loan (each loan being referred to herein as a “Contribution”) $0.03 for each Class A ordinary share of ACE that was not redeemed in connection with the shareholder vote to approve the extension of the deadline by which ACE must complete its initial business combination, for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the Business Combination and (ii) $1.5 million has been loaned. Up to $1.5 million of the loans may be settled in whole warrants to purchase Class A ordinary shares of ACE at a conversion price equal to $1.00 per warrant. The Contribution(s) will not bear any interest, and will be repayable by ACE to the Sponsor upon the earlier of the date by which ACE must complete an initial business combination and the consummation of the Business Combination. ACE’s board of directors will have the sole discretion whether to continue extending for additional months until $1.5 million in the aggregate has been loaned, and if ACE’s board of directors determines not to continue extending for additional months, the Sponsor’s obligation to make additional Contributions will terminate. If this occurs, ACE would wind up ACE’s affairs and redeem 100% of the outstanding public shares in accordance with the procedures set forth in ACE’s Third Amended and Restated Memorandum and Articles of Association. The maturity date of the Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Promissory Note may be prepaid at any time by ACE, at its election and without penalty, provided, however, that the Sponsor shall have a right to first convert such principal balance as described in Section 6 of the Promissory Note upon notice of such prepayment. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Promissory Note and it will be worthless. On June 30, 2022, ACE and the Sponsor amended and restated the Promissory Note in its entirety to, among other things, increase the aggregate principal amount available thereunder from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions.

•
In the event that ACE fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, ACE will be required to provide for payment of claims of creditors that were not waived that may be brought against ACE within the ten years following such redemption. In order to protect the amounts held in ACE’s trust account, the Sponsor has agreed that it will be liable to ACE if and to the extent any claims by a third party (other than ACE’s independent auditors) for services rendered or products sold to ACE, or a prospective target business with which ACE has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of ACE’s IPO against certain liabilities, including liabilities under the Securities Act.

See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Q:
What are the potential impacts on the Business Combination and related transactions resulting from the resignation of Citi?

A:
On May 19, 2022, Citigroup Global Markets Inc. (“Citi”) resigned from its role as financial advisor to Tempo and as a placement agent to the Company for the proposed PIPE Investment. Citi’s resignation was not the result of any dispute or disagreement with the Company or Tempo or any matter relating to the Company’s or Tempo’s respective operations, policies, procedures or practices. In connection with its resignation, Citi waived any claim it may have to any fees under the engagement letters entered into with each of the Company and Tempo and, accordingly, neither the Company nor Tempo has paid to Citi, and neither the Company nor Tempo is liable to Citi for, any fees, despite Citi’s having rendered substantially all applicable services at the time of its resignation. Citi did not provide specific reasons for its resignation, and neither the Company nor Tempo will speculate about the reasons why Citi withdrew from its role as financial advisor to Tempo and as a placement agent to the Company for the PIPE Investment and forfeited its fees after doing substantially all of the work necessary to earn those fees. Neither the Company nor Tempo intends to engage any additional advisors or placement agents as a result of Citi’s resignation, and the fees previously owed to Citi will not be paid or reallocated to any other advisor or placement agent. Citi was not expected to have a significant role in the closing of the Business Combination, and the Company does not believe that Citi’s resignation will impact the transactions described in this proxy statement/prospectus or the consummation of the Business Combination.
As is customary, certain provisions of Citi’s engagement letters with each of the Company and Tempo will survive Citi’s resignation. These provisions include the obligations of the Company and Tempo to indemnify and hold harmless Citi and its officers, directors, employees and agents from and against any losses and claims arising in any manner out of or in connection with the services that Citi provided to the Company or Tempo under the engagement letters and certain obligations of the Company and Tempo to maintain the confidentiality of information or advice rendered by Citi or any of its representatives to the Company or Tempo, as applicable, in connection with the evaluation of the Business Combination.
The Company does not expect that the PIPE Investment will be impacted by Citi’s resignation. Committed and potential investors in the PIPE Investment have been informed of Citi’s resignation, and no investors have revised or withdrawn their respective commitments in light of that information. The PIPE Investment is not contingent upon any continued involvement by Citi in the transactions and, pursuant to the subscription agreements relating to the PIPE Investment, each investor in the PIPE Investment specifically has disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents, including Citi, in connection with such investment.
The disclosure in this proxy statement/prospectus pertaining to Citi’s engagement as financial advisor to Tempo and as a placement agent to the Company for the proposed equity and convertible note private placement investments to be consummated in connection with the Business Combination, as well as Citi’s subsequent resignation, has been provided to Citi. Citi’s confirmation that Citi agrees with this disclosure was requested, but Citi has indicated that it does not intend to provide a response to this request.
Some investors may believe that when a financial institution, such as Citi, is named in a registration or proxy statement, the involvement of such institution implies a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institution generally means that the financial institution has completed a level of due diligence ordinarily associated with a professional engagement. However, in connection with its resignation, Citi has disclaimed responsibility for any portion of the disclosure included in this proxy statement/prospectus. Neither the Company nor Tempo can provide any assurance that Citi agrees with the disclosure in this proxy statement/prospectus, and no inference should be drawn to this effect. Investors should not place any reliance on the fact that Citi was involved with any aspect of the transactions described in this proxy statement/prospectus.
At no time prior to or after its resignation through the date of this filing did Citi indicate that it had any specific concerns with the Business Combination. Citi did not prepare or provide any of the disclosures in this proxy statement/prospectus, any analysis underlying the disclosures or any other materials or work product to the Company or Tempo that have been provided to the Company’s shareholders or the investors in the PIPE Investment. As with other members of the transaction working group, Citi did receive drafts of proxy statement/prospectus prepared by the Company and Tempo and provided limited comments in the ordinary course.
The Company did not rely on Citi, in its role as a placement agent to the Company for the proposed equity and convertible note private placement investments to be consummated in connection with the Business Combination, in the preparation and analysis of the materials, including projections, provided to the board of directors of the Company for use as a component of its overall evaluation of Tempo. The board of directors of the Company did not receive or rely upon any financial or valuation analyses conducted or prepared by Citi in making its determination that the Merger Agreement, and the transactions contemplated thereby, including the Business Combination, were just, equitable and fair as to the Company and that it is in the best interests of the Company and its shareholders to enter into the Merger Agreement subject to the terms and conditions agreed upon by the parties thereto.
The Company believes that the resignation of Citi and the waiver of fees for services that have already been rendered is unusual. It is possible that the Company’s shareholders may be more likely to elect to redeem their shares as a result of this resignation and as a result, the Company may not have sufficient funds to meet the Minimum Cash Condition in the Merger Agreement.
Q:
What happens if I sell my ACE ordinary shares before the extraordinary general meeting?

A:
The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Shareholders may send a later-dated, signed proxy card to ACE’s Secretary at ACE’s address set forth below so that it is received by ACE’s Secretary prior to the vote at the extraordinary general meeting (which is scheduled to take place on            , 2022) or attend the extraordinary general meeting and vote in person. Shareholders also may revoke their proxy by sending a notice of revocation to ACE’s Secretary, which must be received by ACE’s Secretary prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank, or other nominee to change your vote.

Q:
What happens if I fail to take any action with respect to the extraordinary general meeting?

A:
If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder or warrant holder of New Tempo. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of ACE. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:
What should I do with my share certificates, warrant certificates or unit certificates?

A:
Our shareholders who exercise their redemption rights must deliver (electronically) their share certificates to Continental, ACE’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.
Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.
Upon the Domestication, holders of ACE units, ACE Class A ordinary shares, ACE Class B ordinary shares and ACE warrants will receive shares of New Tempo common stock and warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, ACE Class A ordinary shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), ACE Class B ordinary shares or ACE warrants.

Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:
Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:
ACE will pay the cost of soliciting proxies for the extraordinary general meeting. ACE has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. ACE has agreed to pay Morrow a fee of $25,000, plus disbursements (to be paid with non-trust account funds). ACE will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of ACE Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of ACE Class A ordinary shares and in obtaining voting instructions from those owners. ACE’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
Where can I find the voting results of the extraordinary general meeting?

A:
The preliminary voting results will be expected to be announced at the extraordinary general meeting. ACE will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:
Who can help answer my questions?

A:
If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call (203) 658-9400
Email: ACEV.info@investor.morrowsodali.com
You also may obtain additional information about ACE from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (electronically) to Continental, ACE’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, NY 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/ prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section titled “Business Combination Proposal — The Merger Agreement.”
Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.
The Parties to the Business Combination
ACE
ACE Convergence Acquisition Corp. is a blank check company incorporated on March 31, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. ACE has neither engaged in any operations nor generated any revenue to date. Based on ACE’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On July 30, 2020, ACE consummated its initial public offering of its units, with each unit consisting of one ACE Class A ordinary share and one-half of one public warrant. Simultaneously with the closing of the initial public offering, ACE completed the private sale of 6,600,000 private placement warrants at a purchase price of $1.00 per private placement warrant, to the Sponsor generating gross proceeds to us of $6.6 million. The private placement warrants are identical to the warrants sold as part of the units in ACE’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of ACE’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.
Following the closing of ACE’s initial public offering, a total of $230.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. As of March 31, 2022, funds in the trust account totaled approximately $82.6 million. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend ACE’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) (A) to modify the substance or timing of ACE’s obligation to allow for redemption in connection with ACE’s initial business combination or to redeem 100% of the public shares if it does not complete a business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, and (3) the redemption of all of the public shares if ACE is unable to complete a business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.
With respect to the regulation of special purpose acquisition companies like ACE (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.
With regard to the SEC’s investment company proposals included in the SPAC Rule Proposals, while the funds in the trust account have, since ACE’s initial public offering, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940), on June 22, 2022, ACE instructed Continental Stock Transfer & Trust Company, the trustee managing the trust account, to hold all funds in the trust account in cash until the earlier of consummation of the Business Combination and liquidation of ACE.
The ACE units, ACE Class A ordinary shares and ACE warrants are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “ACEVU,” “ACEV” and “ACEVW,” respectively.
ACE’s principal executive office is located at 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805. Its telephone number is (302) 633-2102. ACE’s corporate website address is www.acev.io. ACE’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Merger Sub
ACE Convergence Subsidiary Corp. (“Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of ACE. The Merger Sub does not own any material assets or operate any business.
Tempo Automation, Inc.
Tempo Automation, Inc., a Delaware corporation founded in 2013, is a leading software-accelerated electronics manufacturer that transforms the product development process for the world’s innovators. Tempo’s proprietary software platform, with AI that learns from every order, redefines the customer journey and accelerates time-to-market.
Tempo’s principal executive office is located at 2460 Alameda St., San Francisco, CA 94103. Its telephone number is (415) 320-1261. Its website is tempoautomation.com.
Combined Business Summary
Tempo is a leading software-accelerated electronics manufacturer that aims to transform the product development process for the world’s innovators. Tempo believes that its proprietary software platform, with artificial intelligence (“AI”) that learns from every order, redefines the customer journey and accelerates time-to-market. Tempo’s profit, growth, and strong margins are unlocked by a differentiated customer experience and software-enabled efficiencies. Tempo anticipates that its growth and data accrual will be accelerated via tech-enabled M&A in its highly fragmented industry.
Founded in 2013, Tempo is headquartered in San Francisco, California and serves more than 100 customers out of one manufacturing facility.
Tempo works with companies across industries, including space, semiconductor, aviation and defense, medical device, as well as industrials and e-commerce. Its customers include hardware engineers, engineering program managers, and procurement and supply chain personnel from businesses of a variety of sizes, ranging from Fortune 500 companies to start-ups. The electronics within Tempo’s products are most often manufactured as Printed Circuit Board Assemblies (“PCBAs”). The PCBA manufacturing process typically takes two inputs: (1) semiconductor components, and (2) a Printed Circuit Board (“PCB”), which consists of pads that receive the components and traces that connect them. The assembly process typically consists of attaching the semiconductor components to the PCB using a paste (solder paste), then curing the paste in an oven such that a strong electrical and mechanical bond is formed. Given the varied requirements of different contexts, customers typically will design different, custom PCBAs for each of their products.
During the initial phases of product development, up until a product is deemed production worthy (or, in the case where production quantities are less than 1,000, through production), customers demand quick turnaround times and the highest quality from their vendors to ensure they are not slowed down in their ramp to release new products. Based on the 2012-2013, 2018, and 2019 Annual Reports and Forecasts for the North American EMS Industry published by IPC International, Inc. (“IPC”), the estimated size of this electronics prototyping and on-demand production market in the United States is approximately $290 billion. Yet, most of these electronics have historically been produced by small manufacturers who have been largely ignored by software and AI and therefore struggle to consistently satisfy customer demands manually.
Tempo has developed a technology-enabled manufacturing platform to streamline this electronic product realization process, thereby helping our customers bring new products to market faster. Tempo believes that its platform offers customer benefits that are highly desired by the market and not available from alternative solutions through its:
•
Front-end customer portal, which provides frictionless quoting, ordering, and complex data ingestion via a secure cloud-based interface. Tempo’s front-end customer portal offers analysis, interpretation, and visual rendering of engineering, design, and supply chain data with minimal human involvement, which ultimately allows hardware engineers to reach a manufacturable design quickly and efficiently.

•
Back-end manufacturing software, which is a continuous, bi-directional digital thread that connects Tempo’s customers to our smart factories, weaving together manufacturing processes and design data. In it, Tempo’s data-experienced AI flags and prevents potential production issues. It is extendable and manageable across multiple sites and locations.

•
Connected network of smart factories, which deliver turnkey printed circuit board fabrication and assembly. Data from every build fuels the Tempo AI, increasing efficiencies and streamlining processes.

Tempo’s software platform helps companies iterate faster. In the status quo, each of quoting, manufacturability review, procurement, setup, and manufacturing are manual processes. Tempo estimates that, on average, these production process steps collectively take approximately 20 days when executed manually. By contrast, with Tempo’s automated approach, these processes could be completed in approximately five days.

Proposals to be Put to the Shareholders of ACE at the Extraordinary General Meeting
The following is a summary of the proposals to be put to the extraordinary general meeting of ACE and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.
Business Combination Proposal
As discussed in this proxy statement/prospectus, ACE is asking its shareholders to approve by ordinary resolution and adopt the Amended and Restated Agreement and Plan of Merger, dated as of August 12, 2022, by and among ACE, Merger Sub and Tempo, as may be amended from time to time, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of ACE to Delaware as described below, the merger of Merger Sub with and into Tempo (the “Merger”), with Tempo surviving the Merger as a wholly owned subsidiary of New Tempo, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section titled “Business Combination Proposal — ACE’s Board of Directors’ Reasons for the Business Combination,” ACE’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for ACE’s initial public offering, including that the business of Tempo had a fair market value equal to at least 80% of the net assets held in trust (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). For more information about the transactions contemplated by the Merger Agreement, see “Business Combination Proposal.”
Aggregate Merger Consideration
As a result of and upon the Closing, among other things, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion, as more fully described elsewhere in this proxy statement/prospectus) as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of Tempo Options outstanding as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo Options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 23,500,000 shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, including, as applicable, a number of Tempo Earnout Shares. For further details, see “Business Combination Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.” Additionally, Tempo has undertaken to use its commercially reasonable efforts to cause the holder of each outstanding and unexercised Tempo warrants to exercise such Tempo warrant in exchange for shares of Tempo common stock immediately prior to the effective time of the Merger. Holders of Tempo warrants may elect not to exercise such Tempo warrants in exchange for shares of Tempo common stock prior to the effective time of the Merger. Any Tempo warrants that remain issued and outstanding as of immediately prior to the Effective Time will be converted into warrants to purchase shares of New Tempo common stock on substantially similar terms to the Tempo warrants.
Tempo Earnout Shares
During the Earnout Period, New Tempo may issue to Eligible Tempo Equityholders up to 7,000,000 additional shares of New Tempo common stock in the aggregate, referred to herein as the Tempo Earnout Shares, in two equal tranches upon the occurrence of each Earnout Triggering Event. For further details, see “Business Combination Proposal — The Merger Agreement — Consideration — Tempo Earnout Shares.”
Closing Conditions
The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by ACE’s shareholders of the Business Combination and related agreements and transactions, (ii) the effectiveness of the registration statement of which this proxy statement/ prospectus forms a part, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on Nasdaq of the shares of New Tempo common stock to be issued in connection with the Merger), (iv) that New Tempo has at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions.
Other conditions to Tempo’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Domestication has been completed, and (ii) the amount of cash available in the trust account, after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their redemption rights pursuant to the Cayman Constitutional Documents, or the Trust Amount, the PIPE Investment, the Available Credit Amount and Available Cash Amount, in the aggregate, is at least equal to $10.0 million (the “Minimum Available Acquiror Cash Amount”).
If the Available Acquiror Cash (the sum of the Trust Amount, PIPE Investment, Available Credit Amount and the Available Cash Amount) is equal to or greater than the Minimum Available Acquiror Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of Tempo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, the obligations of ACE, Merger Sub and Tempo to consummate the Merger are conditioned on, among other things, that pursuant to the Cayman Constitutional Documents, in no event will ACE redeem public shares in an amount that would cause New Tempo’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
For further details, see “Business Combination Proposal — The Merger Agreement.”
Domestication Proposal
As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then ACE will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the disinterested members of the board of directors of ACE have approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of ACE’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while ACE is currently governed by the Cayman Islands Companies Act, upon the Domestication, New Tempo will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, ACE encourages shareholders to carefully review the information in “Comparison of Corporate Governance and Shareholder Rights.”
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of ACE (the “ACE Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New Tempo (the “New Tempo common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of ACE (the “ACE Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of New Tempo common stock, (3) each of the then issued and outstanding redeemable warrants of ACE (the “ACE warrants”) will convert automatically into a redeemable warrant to acquire one share of New Tempo common stock (the “New Tempo warrants”) pursuant to the Warrant Agreement, dated July 27, 2020, between ACE and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, and (4) each of the then issued and outstanding units of ACE that have not been previously separated into the underlying ACE Class A ordinary shares and underlying ACE warrants upon the request of the holder thereof (the “ACE units”), will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant. As used herein, “public shares” shall mean the ACE Class A ordinary shares (including those that underlie the ACE units) that were registered pursuant to the Registration Statement on Form S-1 (333-239716) and the shares of New Tempo common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication.

For further details, see “Domestication Proposal.”
Organizational Documents Proposals
If the Business Combination Proposal and the Domestication Proposal are approved, ACE will ask its shareholders to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents, under the Cayman Islands Companies Act, with the Proposed Organizational Documents, under the DGCL, each to be effective upon the Domestication. The disinterested members of ACE’s board have approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of New Tempo after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.
(A)
Organizational Documents Proposal A — to authorize the change in the authorized capital stock of ACE from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “ACE Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “ACE Class B ordinary shares” and, together with the ACE Class A ordinary shares, the “ordinary shares”), and 5,000,000 preference shares, par value $0.0001 per share (the “ACE preferred shares”), to 600,000,000 shares of common stock, par value $0.0001 per share, of New Tempo (the “New Tempo common stock”) and 20,000,000 shares of preferred stock, par value $0.0001 per share, of New Tempo (the “New Tempo preferred stock”);

(B)
Organizational Documents Proposal B — to authorize the board of directors of New Tempo (the “Board”) to issue any or all shares of New Tempo preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL;

(C)
Organizational Documents Proposal C — to provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term; and

(D)
Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively), including (1) changing the corporate name from “ACE Convergence Acquisition Corp.” to “Tempo Automation Holdings, Inc.,” (2) adopting Delaware as the exclusive forum for certain stockholder litigation, (3) removing certain provisions related to ACE’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which ACE’s board of directors believes is necessary to adequately address the needs of New Tempo after the Business Combination, (4) providing that no action shall be taken by stockholders of New Tempo, except at an annual or special meeting of stockholders, (5) removing limitations on the corporate opportunity doctrine, (6) requiring the approval of the holders of 66 2/3% of the then-outstanding capital stock of New Tempo to amend specified provisions of the Proposed Certificate of Incorporation, and (7) requiring the approval of the Board or the holders of 66 2/3% of the then-outstanding capital stock of New Tempo to amend the Proposed Bylaws.

The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and ACE encourages shareholders to carefully review the information set out in the section titled “Organizational Documents Proposals” and the full text of the Proposed Organizational Documents of New Tempo.
Director Election Proposal
Assuming the Business Combination Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Stock Issuance Proposal and the Incentive Award Plan Proposal are approved,

ACE’s shareholders are also being asked to approve by ordinary resolution the Director Election Proposal, to be effective as of the Closing. Upon the consummation of the Business Combination, the Board will consist of up to nine directors. For additional information on the proposed directors, see “Director Election Proposal.”
Stock Issuance Proposal
Assuming the Business Combination Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal and the Incentive Award Plan Proposal are approved, ACE’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal, to be effective prior to or substantially concurrently with the Closing. For additional information, see “Stock Issuance Proposal.”
Incentive Award Plan Proposal
Assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, ACE’s shareholders are also being asked to approve by ordinary resolution the 2022 Plan, to be effective prior to the Closing Date, in order to comply with Nasdaq Listing Rule 5635(c) and the Internal Revenue Code. For additional information, see “Incentive Award Plan Proposal.”
Adjournment Proposal
If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize ACE to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved), ACE’s board of directors may submit a proposal to be effective as of the date of the extraordinary general meeting, to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see “Adjournment Proposal.”
ACE’s Board of Directors’ Reasons for the Business Combination
ACE was organized for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
In evaluating the Business Combination, the ACE board of directors consulted with ACE’s management and considered a number of factors. In particular, the ACE board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

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Tempo’s Large and Fragmented Addressable Market.   Tempo aims to transform the U.S. prototyping and on-demand electronic manufacturing market with the deployment of its artificial intelligence-enhanced, software-accelerated intelligent digital manufacturing platform. This targeted market is significantly large, estimated at $290 billion, based on IPC’s 2012-2013, 2018, and 2019 Annual Reports and Forecasts for the North American EMS Industry. It is also highly fragmented: approximately 77% of the outsourced electronic manufacturing facilities in the U.S. are operated by approximately 1,100 manufacturing service providers, each with estimated annual revenues of less than $50 million. By delivering faster turnaround time and enhancing product reliability through software and AI, the ACE board of directors believes Tempo is in an advantageous position to gain market share in this large, fragmented market.

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Tempo’s Unique Product Offering.   The ACE board of directors believes that Tempo’s software-driven offering is transformative in the U.S. prototyping and on-demand electronic manufacturing markets, where industry players have traditionally underinvested in technology, at least when compared to Tempo.

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Tempo’s Readiness for the Public Market.   Tempo has senior finance leadership with extensive public company experience. This includes Ryan Benton, the Chief Financial Officer of Tempo who has in the last ten years served as Chief Financial Officer, audit committee chair, or Chief Executive

Officer in four publicly traded technology companies where he was in particular involved in initial public offerings, mergers, acquisitions, trade-sales, and various other capital market transactions. Tempo’s Vice President of Business Operations and Finance, Keith Tainsky, has extensive business process, strategic planning, ERP systems experience, and previously served as the Vice President of Finance at Revasum, Inc. and as the Chief Financial Officer of Exar Corporation. Additionally, Tempo’s Vice President and Corporate Controller, Sherry Lin, after five years in public accounting, has spent approximately twelve years in various controllership positions at several public companies. The ACE board of directors believes these factors will help Tempo successfully operate as a public company while maintaining the capabilities to execute on additional business acquisitions.

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Tempo’s Growth Strategies.   Tempo intends to deliver revenue and earnings improvement organically. Tempo also intends to pursue strategic acquisitions in order to accumulate additional manufacturing data, gain market share, realize benefits of greater scale, acquire additional customer relationships and increase its strategic capabilities.

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Experienced and Proven Management Team.   The ACE board of directors believes that Tempo’s management team has extensive experience critical to succeeding in the industrial software and electronics manufacturing market. Tempo’s management team is led by its Chief Executive Officer, Joy Weiss, who is a seasoned semiconductor entrepreneur and, most recently, served as Vice President of Data Center with Analog Devices, Inc. Tempo’s Chief Financial Officer, Ryan Benton, has experience as Chief Financial Officer of several technology companies, most prominently at Exar Corporation, a semiconductor company, where he led major acquisitions and dispositions, and, after promotion to Chief Executive Officer, led the eventual trade-sale of Exar Corporation. Ralph Richart, Tempo’s Chief Technology and Manufacturing Officer, was formerly a director of Compass AC Holdings, Inc. (“Advanced Circuits”), a premier manufacturer of printed circuit boards. Keith Tainsky, Tempo’s VP of Finance and Business Operations, has extensive business process, strategic planning and ERP systems experience, and previously served as the Vice President of Finance at Revasum, Inc. and as the Chief Financial Officer of Exar Corporation. The ACE board of directors believes that under the leadership of these foregoing individuals, Tempo has built a digital manufacturing company that offers customers the proposition of faster and more reliable outcomes, capable of strong growth. The ACE board of directors expects that Tempo’s executives will continue with New Tempo following the Business Combination and that they are aligned with ACE’s culture and goal of creating post-combination value. For additional information regarding Tempo’s executive officers, see the section titled “Management of New Tempo Following the Business Combination — Executive Officers.”

For a more complete description of the ACE board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the ACE board of directors, see the section titled “Business Combination Proposal — ACE’s Board of Directors’ Reasons for the Business Combination.”
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “Business Combination Proposal — Related Agreements.”
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, ACE entered into a sponsor support agreement with the Sponsor, certain of ACE’s directors, officers and initial shareholders and their permitted transferees, and Tempo, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B-1, as amended by the amendments thereto, dated as of July 6, 2022 (the “First SSA Amendment”) and August 12, 2022 (the “Second SSA Amendment”), copies of which are attached as Annexes B-2 and B-3, respectively, to this proxy statement/prospectus (as may be further amended, the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The Sponsor also agreed to waive any and all anti-dilution rights. For additional information, see “Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”

On July 6, 2022, the parties to the Sponsor Support Agreement entered into the First SSA Amendment, pursuant to which certain Sponsors (as defined in the Sponsor Support Agreement, and each, an “Earnout Sponsor”) agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,595,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 2,000,000 shares of New Tempo common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and (ii) immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of New Tempo common stock generally.
On August 12, 2022, the parties to the Sponsor Support Agreement entered into the Second SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,095,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 500,000 shares of New Tempo common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of New Tempo common stock generally.
Tempo Holders Support Agreement
In connection with the execution of the Merger Agreement, ACE entered into a support agreement with Tempo and certain stockholders of Tempo (the “Tempo Stockholders”), a copy of which is attached to this proxy statement/prospectus as Annex C (the “Tempo Holders Support Agreement”). Pursuant to the Tempo Holders Support Agreement, certain Tempo Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Tempo Holders Support Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Tempo Holders Support Agreement.”
Lock-up Agreement
Pursuant to the terms of the lock-up agreement between New Tempo, the Sponsor and certain former stockholders of Tempo (the “Lock-Up Agreement”), each party to the agreement has agreed that it will not, without the prior written consent of New Tempo during a lock-up period of 365 days, unless earlier released, and subject to customary exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any shares of New Tempo common stock or any securities convertible into or exercisable or exchangeable for New Tempo common stock issued or issuable to such party pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, if at any time before 365 days after the Closing, (x) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing results in all of the public stockholders of Tempo having the right to exchange their shares of New Tempo common stock for cash securities or other property, or (y) the closing price of the New Tempo common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the Closing, then each party’s Lock-Up Shares will be automatically released from the lock-up restrictions, in the case of clause (y) above, as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will. For additional information, see “Business Combination Proposal — Related Agreements — Lock-Up Agreements.”
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, New Tempo, the Sponsor, other parties to the Sponsor Support Agreement and certain former stockholders of Tempo (the “Tempo Holders”), will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Tempo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Tempo common stock and other equity securities of New Tempo that are held by the parties thereto from time to time. For additional information, see “Business Combination Proposal — Related Agreements — Registration Rights Agreement.”
PIPE Subscription Agreements
In connection with the execution of the Merger Agreement, ACE entered into (i) the Original PIPE Common Stock Subscription Agreements with certain investors pursuant to which such investors agreed to purchase 8.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment amount of $82.0 million, and (ii) the Affiliate Subscription Agreement.
In January 2022, the Affiliate Subscription Agreement was terminated in its entirety in accordance with its terms, and ACE and Tempo entered into a subscription agreement with OCM Tempo Holdings, LLC (“OCM”) and Tor Asia Credit Opportunity Master Fund II LP (“Tor Asia”), pursuant to which Tor Asia and OCM agreed to purchase $200.0 million of ACE’s 15.5% convertible senior notes. On July 30, 2022, OCM delivered notice of termination of such subscription, effective immediately. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination.
On March 16, 2022, ACE entered into Amended and Restated Subscription Agreements, which amended and restated the Original PIPE Common Stock Subscription Agreements in their entirety, pursuant to which certain investors agreed to purchase 10.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment of $102.0 million.
On July 6, 2022, ACE entered into Second Amended and Restated Subscription Agreements (the “Second A&R Subscription Agreements”) with certain investors, which amended and restated the Amended and Restated Subscription Agreements in their entirety.
Prior to the Closing, ACE intends to enter into Third A&R PIPE Subscription Agreements with each of the PIPE Investors, which will amend and restate the applicable Second Amended and Restated Subscription Agreements in their entirety. Pursuant to the Third A&R PIPE Subscription Agreements, ACE will agree to issue additional shares of New Tempo common stock to each PIPE Investor in the event that the volume weighted average price per share of New Tempo common stock (the “Measurement Period VWAP”) during the 30 days commencing on the date on which a registration statement registering the resale of the shares of New Tempo common stock acquired by such PIPE Investors (the “PIPE Resale Registration Statement”) is declared effective is less than $10.00 per share. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor through the date that is 30 days after the effective date of the

PIPE Resale Registration Statement (the “Measurement Date”) multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined below) and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $4.00 (the “Price Floor Value”), the Adjustment Period VWAP shall be deemed to be the Price Floor Value.
ACE will also agree to issue up to 500,000 additional shares of New Tempo common stock to each such PIPE Investor in the event that the Additional Period VWAP (as defined below) is less than the Adjustment Period VWAP. In such case, each such PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the lesser of (1) such PIPE Investor’s pro rata portion of 500,000 additional shares of New Tempo common stock, and (2) (i) (A) (x) the number of shares issued to such PIPE Investor pursuant to such subscription agreement and held by such PIPE Investor on the last day of the 30 calendar day period ending on the date that is 15 months following the closing of the subscriptions (such 30 calendar day period, the “Additional Period”), times (y) the Adjustment Period VWAP, minus the average of the volume weighted average price of a share of New Tempo common stock determined for each of the trading days during the Additional Period (the “Additional Period VWAP”), minus (B) the number of PIPE Incentive Shares, times the Additional Period VWAP, divided by (ii) the Additional Period VWAP.
Additionally, ACE will agree to issue up to 2,000,000 additional shares (the “PIPE Incentive Shares”) to such PIPE Investors on a pro rata basis with respect to each PIPE Investor’s subscription amount as an incentive to subscribe for and purchase the shares under the Third A&R PIPE Subscription Agreements.
Notwithstanding the foregoing, in the event that New Tempo consummates a strategic transaction during the 15-month period beginning on the closing date, then the measurement date for the issuance of such additional shares shall be one day prior to the closing date of such strategic transaction, and the Additional Period VWAP will be deemed to equal the price per share paid or payable to the holders of outstanding shares of New Tempo common stock in connection with such strategic transaction. If such price is payable in whole or in part in the form of consideration other than cash, the value of such consideration will be (a) with respect to any securities, (i) the average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed, averaged over a period of 30 trading days ending on the day as of which such value is being determined and the 29 consecutive days preceding such day, or if the information contemplated by the preceding clause (i) is not practically available, then the fair value of such securities as of the date of valuation as determined in accordance with the succeeding clause (b), and (b) with respect to any other non-cash assets, the fair value thereof as of the date of valuation, as determined by an independent, nationally recognized valuation firm reasonably selected by New Tempo, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale).
One of the PIPE Investors’ Third A&R PIPE Subscription Agreement will provide that, if such PIPE Investor is an Eligible Investor (defined as any subscriber in the offering who is not a beneficial or record owner of ACE’s equity or an affiliate of ACE prior to the Initial Closing (as defined therein)), if, after the date of the Third A&R PIPE Subscription Agreements, such PIPE Investor acquires ownership of Class A Ordinary Shares of ACE in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such shares in connection with the redemption conducted by ACE in connection with the vote to approve the Business Combination (the “Redemption”)) at least five business days prior to ACE’s extraordinary general meeting to approve the Business Combination, and such PIPE Investor does not redeem or convert such shares in connection with the Redemption (including revoking any prior redemption or conversion elections made with respect to such shares) (such shares, “PIPE Non-Redeemed Shares”), the number of shares such PIPE Investor (only if an Eligible Investor) will be obligated to purchase under its Third A&R PIPE Subscription Agreement shall be reduced by the number of PIPE Non-Redeemed Shares.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Third A&R PIPE Subscription Agreements will be conditioned upon, among other things, (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Third A&R PIPE Subscription Agreements and (ii) satisfaction or waiver of all conditions precedent to the Closing under the Merger Agreement. The closings under the Third A&R PIPE Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see “Business Combination Proposal — Related Agreements — PIPE Subscription Agreements.”
We note that Citi, in its role as a placement agent that advised ACE in connection with the PIPE Investment, has resigned from its role in such capacity and waived all fees associated with such engagement. The placement agency services being provided by Citi in connection with the PIPE Investment were substantially complete at the time of its resignation, with any fees payable to Citi for such services contingent upon the closing of the Merger. The Company does not expect that the PIPE Investment will be impacted by Citi’s resignation. Committed and potential investors in the PIPE Investment have been informed of Citi’s resignation, and no investors have revised or withdrawn their respective commitments in light of that information. The PIPE Investment is not contingent upon any continued involvement by Citi in the transactions and, pursuant to the subscription agreements relating to the PIPE Investment, each investor in the PIPE Investment specifically has disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents, including Citi, in connection with such investment. See “— Recent Developments.”
Cantor Share Purchase Agreement
On March 16, 2022, ACE entered into the Cantor Purchase Agreement with CFPI relating to the Facility. Pursuant to the Cantor Purchase Agreement, New Tempo will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $100.0 million of New Tempo common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement.
Sales of New Tempo common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by New Tempo from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of New Tempo common stock and determinations by New Tempo regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of New Tempo common stock are sold to CFPI. New Tempo expects to use the proceeds from any sales under the Cantor Purchase Agreement for the payment of certain transaction expenses relating to the Business Combination and working capital and general corporate purposes.
Following the closing of the Business Combination, and upon the initial satisfaction of the conditions to CFPI’s obligation to purchase shares of New Tempo common stock set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by CF Principal of such shares of New Tempo common stock under the Securities Act (the “Initial Resale Registration Statement”) is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, New Tempo will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of New Tempo as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of New Tempo common stock that the Company elects to sell to Cantor pursuant to the Purchase Agreement will be 97% of the volume weighted average price of the shares of New Tempo common stock during the applicable purchase date on which the Company has timely delivered written notice to CFPI directing it to purchase shares of New Tempo common stock under the Cantor Purchase Agreement.
In connection with the execution of the Cantor Purchase Agreement, the Company agreed to issue shares of New Tempo common stock to CFPI as consideration for its irrevocable commitment to purchase the shares of New Tempo common stock upon the terms and subject to the satisfaction of the conditions set forth in the Cantor Purchase Agreement. The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreements were made only for purposes of the Cantor Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

The Company has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice. No termination of the Cantor Purchase Agreement alter or otherwise affect the Company’s obligations under the Cantor Registration Rights Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Cantor Purchase Agreement.”
Cantor Registration Rights Agreement
In connection with the Company’s entry into the Cantor Purchase Agreement, on March 16, 2022, the Company and CFPI entered into the Cantor Registration Rights Agreement, pursuant to which New Tempo will agree to register for resale, pursuant to Rule 415 under the Securities Act, the shares of New Tempo common stock that are sold to CFPI under the Facility, including the shares of New Tempo common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of New Tempo common stock, from time to time. For additional information, see “Business Combination Proposal — Related Agreements — Cantor Registration Rights Agreement.”
ACE Securities Purchase Agreement
On March 16, 2022, ACE entered into that certain Securities Purchase Agreement, dated as of March 16, 2022, by and between the Company and ACE SO3 (the “ACE Securities Purchase Agreement”), pursuant to which ACE SO3 agreed to purchase an unsecured subordinated convertible note due 39 months from its date of issuance in the principal amount of $20,000,000 from the Company in connection with the closing of the Business Combination.
On July 1, 2022, ACE and ACE SO3 terminated the ACE Securities Purchase Agreement.
Backstop Subscription Agreement
In connection with the execution of the Merger Agreement, ACE entered into a Backstop Subscription Agreement with ACE SO3 (the “Backstop Investor”), pursuant to which the Backstop Investor committed to purchase up to an additional 3,000,000 shares of New Tempo common stock, for an aggregate amount of up to $30.0 million, to backstop the Minimum Available Acquiror Cash Amount. On March 16, 2022, ACE and the Backstop Investor terminated the Backstop Subscription Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Backstop Subscription Agreement.”
Bridge Notes
On July 1, 2022, ACE, Tempo and ACE Equity Partners International Pte. Ltd. (“AEPI”) entered into an Unsecured Subordinated Convertible Note (the “Bridge Note”) due September 30, 2022, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5.0 million, $2.5 million of which was advanced to Tempo prior to the date of the Bridge Note. As of the date hereof, an aggregate principal amount of $4.4 million has been advanced to Tempo under the Bridge Note.
Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time (the “Bridge Note Drawn Amount”) will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share (such shares, the “Bridge Note Conversion Shares”), and the Bridge Note shall be deemed to have been paid in full.
The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note may not be prepaid without AEPI’s written consent and prior to payment of all amounts owed under any Fee Deferral Agreements (as defined in the Bridge Note). The Bridge Note is subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Bridge Note) and all amounts owed under any Fee Deferral Agreements. The Bridge Note replaced a May 2022 loan on substantially the same terms in its entirety.

On August 11, 2021, Tempo and Point72 Ventures Investments, LLC entered into a term sheet (the “Convertible Note Term Sheet”), pursuant to which the parties agreed to preliminary terms for a convertible note financing. Pursuant to the terms of the Convertible Note Term Sheet, Tempo would issue up to $2.5 million in unsecured convertible promissory notes (the “Proposed Notes”) to Point72 Ventures Investments, LLC and certain other affiliated investors, including ACE, LuxVentures IV, L.P. and SQN. The Proposed Notes would bear interest at a rate of 10% per annum and, except with the written consent of the holders of the Proposed Notes, would not be eligible for prepayment. Unless accelerated as the result of an event of default, the Proposed Notes would mature 12 months from the initial issuance and sale of the Proposed Notes. Upon the closing of the Business Combination, consummation of a qualified financing, or consummation of an initial public offering or direct listing, all outstanding amounts under the Proposed Notes, together with all accrued and unpaid interest thereon, as of such time would automatically convert in full into a number of shares of Tempo preferred stock having terms equivalent to the terms of Tempo’s most senior preferred stock. The definitive agreement, if any, relating to the Proposed Notes would contain customary covenants and events of default. Closing of the issuance of the Proposed Notes would be subject to customary closing conditions.
Bridge Subscription Agreement
In connection with the entry into the Bridge Note, on July 1, 2022, AEPI and ACE entered into a Subscription Agreement (the “Bridge Subscription Agreement”), pursuant to which AEPI agreed, at the closing of the Business Combination, to subscribe for up to 500,000 shares of New Tempo common stock at a purchase price of $10.00 per share. The number of shares AEPI has committed to purchase will be automatically reduced in an amount equal to (a) the difference between $5,000,000 and the Bridge Note Drawn Amount, divided by (b) $10.00, rounded up to the nearest whole share.
Pursuant to the Bridge Subscription Agreement, ACE agreed to issue additional shares of New Tempo common stock to AEPI in the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $10.00 per share. In such case, AEPI will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to AEPI at the closing of the subscription and held by AEPI on the Measurement Date (as defined in the Bridge Subscription Agreement), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) and (B) the denominator of which is the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement). In the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $4.00, the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) shall be deemed to be $4.00.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Bridge Subscription Agreement is conditioned upon, among other things, (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Bridge Subscription Agreement and (ii) satisfaction or waiver of all conditions precedent to the closing of the Business Combination. The closing under the Bridge Subscription Agreement will occur substantially concurrently with the closing of the Business Combination. The Bridge Subscription Agreement also provides that New Tempo shall, within 30 business days after the consummation of the Business Combination, file a registration statement to register the resale of the shares issued pursuant to the Bridge Subscription Agreement and any Bridge Note Conversion Shares. AEPI also agreed to waive any claims that it has or may have in the future, as a result of, or arising out of, the Bridge Subscription Agreement, with respect to the trust account. The Bridge Subscription Agreement will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of ACE and AEPI, (iii) if the conditions to the Initial Closing (as defined in the Bridge Subscription Agreement) set forth in Section 3 thereof are not satisfied or are not capable of being satisfied prior to the Initial Closing (as defined in the Bridge Subscription Agreement) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Initial Closing (as defined in the Bridge Subscription Agreement), and (iv) the Agreement End Date (as defined in the Merger Agreement and as it may be extended as described therein). The Bridge Subscription Agreement replaced a May 2022 subscription agreement on substantially the same terms in its entirety.

Ownership of New Tempo following Business Combination
As of the date of this proxy statement/prospectus, there are 9,695,298 ordinary shares issued and outstanding, which includes the 5,750,000 founder shares held by the Sponsor and initial shareholders and their permitted transferees, and the 3,945,298 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 18,100,000 warrants, which includes the 6,600,000 private placement warrants held by the Sponsor and the 11,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one ACE Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Tempo common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination) the ACE fully diluted share capital would be 27,795,298.
Following the Business Combination (assuming consummation of the transactions contemplated by the Merger Agreement), (1) ACE’s public shareholders are expected to own approximately 13.9% of the outstanding New Tempo common stock (2) Tempo Stockholders (without taking into account any public shares held by Tempo Stockholders prior to the consummation of the Business Combination or shares of New Tempo stock issuable to holders of New Tempo Options) are expected to own approximately 51.3% of the outstanding New Tempo common stock, at a deemed value of $10.00 per share of New Tempo common stock and after giving effect to the Per Share Merger Consideration, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investors) are expected to collectively own approximately 20.6% of the outstanding New Tempo common stock (taking into account the SSA Exchange), (4) CFPI is expected to own approximately 4.1% of the outstanding New Tempo common stock and (5) the Third Party PIPE Investors are expected to own approximately 10.1% of the outstanding New Tempo common stock . These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the public and private warrants or options or issuance of any shares of New Tempo common stock in connection with the Tempo Earnout Shares, (iii) that (x) New Tempo issues or reserves 14,580,000 shares of New Tempo common stock to Tempo Stockholders as part of the Aggregate Merger Consideration pursuant to the Merger Agreement and (y) New Tempo issues 3,550,000 shares of New Tempo common stock to the PIPE Investors pursuant to the PIPE Investment and (iv) 1,155,000 shares of New Tempo to CFPI for their commitment fee under the Cantor Purchase Agreement and as consideration to settle deferred underwriting commissions incurred during ACE’s IPO. If the actual facts are different from these assumptions, the percentage ownership retained by current ACE shareholders and Tempo Stockholders in New Tempo will be different.
The following table illustrates varying ownership levels in New Tempo immediately following the consummation of the Business Combination based on the assumptions above.
	Share Ownership in New Tempo
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)(1)
	Number of Shares	% Ownership	Number of Shares	% Ownership
Tempo Stockholders(2)(3)	14,580,000	51.3%	14,580,000	55.2%
ACE’s public shareholders	3,945,298	13.9%	957,202	3.6%
Sponsor & related parties(2)(4)	5,846,190	20.6%	5,846,190	22.1%
Third Party PIPE Investors	2,873,809	10.1%	3,873,809	14.7%
CFPI(5)	1,155,000	4.1%	1,155,000	4.4%
Total	28,400,297	100%	26,412,201	100%

(1)
Assumes maximum redemptions of 2,988,096 Class A ordinary shares of ACE in connection with the Business Combination at approximately $10.13 per share based on trust account figures as of March 31, 2022 and including the expected proceeds received from the Promissory Note with the Sponsor. As of            , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, the Sponsor’s obligation is approximately $     per public share.

(2)
Following the Closing, the Eligible Tempo Equityholders will have the right to receive up to 7,000,000 Tempo Earnout Shares in two tranches upon the occurrence of the Earnout Triggering Events during the Earnout Period. Because the Tempo Earnout Shares are contingently issuable based upon meeting certain operating metrics that have not yet been achieved, the pro forma New Tempo common stock issued and outstanding immediately after the Business Combination excludes the 7,000,000 Tempo Earnout Shares.

(3)
Includes an estimated 3,441,605 shares of New Tempo common stock expected to be issued to Tempo warrant holders, net of expected exercise proceeds, and excludes an estimated 2,463,144 shares of New Tempo common stock to be reserved for potential future issuance upon the exercise of New Tempo Options.

(4)
Includes 200,000 shares subscribed for by the Sponsor Related PIPE Investors and 3,250,000 shares beneficially owned by the directors and officers of ACE and initial shareholders and their permitted transferees (taking into account the SSA Exchange).

(5)
Includes 1,155,000 New Tempo shares issued to CFPI for their $3.5 million commitment fee under the Cantor Purchase Agreement and to settle ACE’s existing deferred underwriting commissions of $8.1 million as of March 31, 2022.

Date, Time and Place of Extraordinary General Meeting of ACE’s Shareholders
The extraordinary general meeting of the shareholders of ACE will be held at    a.m., Eastern Time, on , 2022, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 525 University Ave, Palo Alto, CA 94301, or virtually via live webcast at     , to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.
Voting Power; Record Date
ACE shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on          , 2022, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. ACE warrants do not have voting rights. As of the close of business on the record date, there were 9,695,298 ordinary shares issued and outstanding, of which 3,945,298 were issued and outstanding public shares.
Quorum and Vote of ACE Shareholders
A quorum of ACE shareholders is necessary to hold a valid meeting. A quorum will be present at the ACE extraordinary general meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. While ACE shareholders will be permitted to observe the proceedings of the extraordinary general meeting virtually via live webcast, such shareholders will not be able to vote via live webcast, and such virtual participation will not be counted for the purposes of establishing a quorum. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 6,976,139 ordinary shares would be required to achieve a quorum.
The Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to vote all of their founder shares and any other public shares held by them in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers, and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:
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Business Combination Proposal:   The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Domestication Proposal:   The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Organizational Documents Proposals:   The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Director Election Proposal:   The Director Election Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

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Stock Issuance Proposal:   The Stock Issuance Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Incentive Award Plan Proposal:   The Incentive Award Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Adjournment Proposal:   The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights
Pursuant to the Cayman Constitutional Documents, a public shareholder may request of ACE that New Tempo redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
•
either (a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•
submit a written request to Continental, ACE’s transfer agent, that New Tempo redeem all or a portion of your public shares for cash; and

•
deliver your public shares to Continental, ACE’s transfer agent, electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on      , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, ACE’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ACE’s transfer agent, New Tempo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2022, this would have amounted to approximately $10.06 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Tempo common stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of ACE — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without the prior consent of ACE. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash without the prior consent of ACE.
Pursuant to the Letter Agreement, the Sponsor and directors and officers of ACE at the time of ACE’s initial public offering agreed to waive their redemption rights with respect to all of the Founder Shares and any public shares held by them.
The Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers, and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares.
Holders of the warrants will not have redemption rights with respect to the warrants.
Appraisal Rights
Neither ACE shareholders nor ACE warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. ACE has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section titled “extraordinary general meeting of ACE — Revoking Your Proxy.”
Interests of ACE’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of ACE’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and ACE’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of ACE shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•
On May 28, 2020, the Sponsor purchased 5,750,000 ACE Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.004 per share (“Founder Shares”). On May 29, 2020, the Sponsor transferred an aggregate of 155,000 Founder Shares to certain members of the Company’s management team. The Founder Shares included an aggregate of up to 750,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option on July 30, 2020, 750,000 Founder Shares are no longer subject to forfeiture. Simultaneously with the closing of the initial public offering of ACE, the Sponsor purchased 6,600,000 Private Placement Warrants at a price of $1.00 per warrant, or $6,600,000 in the aggregate, in a private placement. On October 13, 2021, the Sponsor distributed 1,678,500 Founder Shares and 948,750 Private Placement Warrants to Sunny Siu. In January 2022, the Sponsor distributed 755,930 founder shares and 891,714 private placement warrants to ACE SO5 Holdings Limited, an affiliate of the Sponsor. If ACE does not consummate a business combination by October 13, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,595,000 ACE Class B ordinary shares owned by the Sponsor and initial shareholders and their permitted transferees, and the 155,000 ACE Class B ordinary shares directly owned by ACE’s independent directors and certain of its officers, in aggregate, would be worthless because following the redemption of the public shares, ACE would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the Sponsor if ACE fails to complete a business combination within the required period. In addition the 6,600,000 Private Placement Warrants would expire worthless. The Sponsor purchased the ACE Class B ordinary shares prior to ACE’s initial public offering for approximately $0.004 per share and certain of ACE’s directors and executive officers, including Behrooz Abdi, have an economic interest in such shares. Each of the initial shareholders of ACE and their permitted transferees acquired their ACE Class B ordinary shares at $0.004 per share. The 3,250,000 shares of New Tempo common stock that the Sponsor and initial shareholders of ACE (including the independent directors and certain officers of ACE, and excluding the Sponsor Related PIPE Investors) and their permitted transferees, are expected to hold following the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $33.22 million based upon the closing price of $10.22 per public share on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of New Tempo common stock will be subject to certain restrictions, including those described above, ACE believes such shares have less value. The 6,600,000 New Tempo warrants into which the 6,600,000 Private Placement Warrants held by the Sponsor and initial shareholders and their permitted transferees, will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.19 million based upon the closing price of $0.18 per public warrant on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

•
The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to ACE shareholders rather than liquidate.

•
Given the differential in purchase price that the Sponsor and initial shareholders and their permitted transferees paid for the Founder Shares as compared to the price of the units sold in ACE’s initial public offering and the substantial number of shares of New Tempo Common Stock that the Sponsor and initial shareholders and their permitted transferees will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and initial shareholders and their permitted transferees may realize a positive rate of return on such investments even if other shareholders of ACE experience a negative rate of return following the Business Combination.

•
The Sponsor and its affiliates are active investors across a number of different investment platforms, which ACE and the Sponsor believe improved the volume and quality of opportunities that were available to ACE. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, ACE’s Cayman Constitutional Documents currently provide that certain business opportunities are not subject to the “corporate opportunity” doctrine. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the investment vehicle. ACE does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•
On May 28, 2020, ACE issued an unsecured promissory note to the Sponsor, pursuant to which ACE borrowed an aggregate principal amount of $186,760. The note was non-interest bearing and payable on the earlier of (i) December 31, 2020, and (ii) the completion of the initial public offering. The borrowings outstanding under the note in the amount of $186,760 were repaid upon the consummation of the initial public offering on July 30, 2020. In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of ACE’s officers and directors may, but are not obligated to, loan ACE funds as may be required. In the event that ACE’s initial business combination does not close, ACE may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to ACE pursuant to such loans. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. ACE does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as ACE does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account. As of December 31, 2020, ACE had no outstanding borrowings under the working capital loans.

•
On August 12, 2020, ACE entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Sponsor, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility will be utilized to finance transaction costs in connection with ACE’s initial business combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a business combination. In return, ACE deposited $900,000 into an account held by ASIA-IO, from which ACE may make fund withdrawals for up to $1,500,000. As part of the Working Capital Facility, ASIA-IO waived the right to convert the working capital loan into private placement warrants. Any outstanding amounts deposited with ASIA-IO upon the completion of a business combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of outstanding borrowings under the Working Capital Facility. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Working Capital Facility and it will be worthless.

•
Ryan Benton, a director of ACE, is also Chief Financial Officer of Tempo and as such is considered an interested party to the Business Combination. Mr. Benton recused himself from the ACE board of directors meetings and certain votes regarding the Merger Agreement and the Business Combination.

•
The Sponsor (including its representatives and affiliates) and ACE’s directors and officers, may, in the future, become affiliated with entities that are engaged in a similar business to ACE. The Sponsor and ACE’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to ACE completing its initial business combination (assuming ACE has entered into the Merger Agreement). Moreover, certain of ACE’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. ACE’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to ACE, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in ACE’s favor and such potential business opportunities may be presented to other entities prior to their presentation to ACE, subject to applicable fiduciary duties under Cayman Islands Companies Act and Cayman Islands common law. ACE’s Cayman Constitutional Documents provide that ACE renounces its interest in any corporate opportunity offered to any director or officer of ACE which may be an opportunity for such director, on the one hand, or ACE, on the other.

•
ACE’s existing directors and officers will be eligible for continued indemnification and continued coverage under ACE’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

•
The Sponsor Related PIPE Investors have subscribed for $2,000,000 of the PIPE Investment, for which they will receive 200,000 shares of New Tempo common stock. The 200,000 shares which the Sponsor Related PIPE Investors have subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of approximately $2.04 million based upon the closing price of $10.22 per public share on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — ACE Convergence Acquisition Corp. — PIPE Subscription Agreements” for additional information.

•
In the event that ACE fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, ACE will be required to provide for payment of claims of creditors that were not waived that may be brought against ACE within the ten years following such redemption. In order to protect the amounts held in ACE’s trust account, the Sponsor has agreed that it will be liable to ACE if and to the extent any claims by a third party (other than ACE’s independent auditors) for services rendered or products sold to ACE, or a prospective target business with which ACE has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of ACE’s IPO against certain liabilities, including liabilities under the Securities Act.

•
In order to finance transaction costs in connection with ACE’s initial business combination (including any amounts which are currently outstanding), the Sponsor or an affiliate of the Sponsor, or certain of ACE’s officers and directors may, but are not obligated to, loan funds to ACE as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes that would each become due and payable in full, without interest, upon completion of ACE’s initial business combination, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to ACE’s private placement warrants. In the event that ACE does not complete its initial business combination within the prescribed time frame, ACE may use a portion of its working capital held outside of its trust account to repay any Working Capital Loans made to ACE, but no proceeds held in the trust account would be used to repay such Working Capital Loans, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to ACE pursuant to such Working Capital Loans. On August 12, 2020, ACE entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Sponsor, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility will be utilized to finance transaction costs in connection with the Business Combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a Business Combination. In return, ACE deposited $900,000 into an account held by ASIA-IO, from which the Company may make fund withdrawals for up to $1,500,000. As part of the Working Capital Facility, ASIA-IO waived the right to convert the Working Capital Loan into private placement warrants. Any outstanding amounts deposited with ASIA-IO upon the completion of a Business Combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of borrowings under the Working Capital Facility.

•
On January 13, 2022, ACE entered into a Convertible Promissory Note (as amended and restated on June 30, 2022, the “Promissory Note”) with the Sponsor. Pursuant to the Promissory Note, the Sponsor has agreed that it will contribute to ACE as a loan (each loan being referred to herein as a “Contribution”) $0.03 for each Class A ordinary share of ACE that was not redeemed in connection with the shareholder vote to approve the extension of the deadline by which ACE must complete its initial business combination, for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the Business Combination and (ii) $1.5 million has been loaned. Up to $1.5 million of the loans may be settled in whole warrants to purchase Class A ordinary shares of ACE at a conversion price equal to $1.00 per warrant. The Contribution(s) will not bear any interest, and will be repayable by ACE to the Sponsor upon the earlier of the date by which ACE must complete an initial business combination and the consummation of the Business Combination. ACE’s board of directors will have the sole discretion whether to continue extending for additional months until $1.5 million in the aggregate has been loaned, and if ACE’s board of directors determines not to continue extending for additional months, the Sponsor’s obligation to make additional Contributions will terminate. If this occurs, ACE would wind up ACE’s affairs and redeem 100% of the outstanding public shares in accordance with the procedures set forth in ACE’s Third Amended and Restated Memorandum and Articles of Association. The maturity date of the Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Promissory Note may be prepaid at any time by ACE, at its election and without penalty, provided, however, that the Sponsor shall have a right to first convert such principal balance as described in Section 6 of the Promissory Note upon notice of such prepayment. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Promissory Note and it will be worthless. On June 30, 2022, ACE and the Sponsor amended and restated the Promissory Note in its entirety to, among other things, increase the aggregate principal amount available thereunder from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions.

•
Pursuant to the Registration Rights Agreement, the Sponsor and ACE’s directors and officers will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Tempo’s common stock and warrants held by such parties following the consummation of the Business Combination.

•
On July 1, 2022, ACE, Tempo and AEPI entered into the Bridge Note, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5.0 million, $2.5 million of which was advanced to Tempo prior to the date of the Bridge Note. As of the date hereof, an aggregate principal amount of $4.4 million has been advanced to Tempo under the Bridge Note. Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share, and the Bridge Note shall be deemed to have been paid in full. The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note may not be prepaid without AEPI’s written consent and prior to payment of all amounts owed under any Fee Deferral Agreements. The Bridge Note is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and all amounts owed under any Fee Deferral Agreements. In connection with the entry into the Bridge Note, on July 1, 2022, AEPI and ACE entered into the Bridge Subscription Agreement, pursuant to which AEPI agreed, at the closing of the Business Combination, to subscribe for up to 500,000 shares of New Tempo common stock at a purchase price of $10.00 per share. The number of shares AEPI has committed to purchase will be automatically reduced in an amount equal to (a) the difference between $5,000,000 and the Bridge Note Drawn Amount, divided by (b) $10.00, rounded up to the nearest whole share. Pursuant to the Bridge Subscription Agreement, ACE agreed to issue additional shares of New Tempo common stock to AEPI in the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $10.00 per share. In such case, AEPI will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to AEPI at the closing of the subscription and held by AEPI on the Measurement Date (as defined in the Bridge Subscription Agreement), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) and (B) the denominator of which is the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement). In the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $4.00, the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) shall be deemed to be $4.00.
The Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and ACE’s directors, officers, and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, and due to the redemption of (i) 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers, and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares.
Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the ACE redemption process (i.e., approximately $10.06 per share based on trust account figures as of March 31, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.
To the extent any such purchases are made by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, ACE will disclose in a Current Report on Form 8-K prior to the extraordinary general meeting the following: (i) the number of ACE public shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the ACE securityholders who sold to the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% security holders) who sold such public shares; and (v) the number of ordinary shares for which ACE has received redemption requests pursuant to its redemption offer.
The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of public shares electing to redeem and (z) ACE’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of Tempo on a fully diluted basis.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the Business Combination at the extraordinary general meeting and could decrease the chances that the Business Combination would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Interests of Tempo’s Directors and Executive Officers in the Business Combination
In considering the approval, and recommendation of stockholder approval, by the Tempo board of directors with respect to the Merger Agreement, Tempo stockholders should keep in mind that Tempo’s directors and officers have interests in the Business Combination that are different from, or in addition to (and that may conflict with), those of Tempo stockholders. The Tempo board of directors was aware of such interests during its deliberations on the merits of the Business Combination. These interests include, among other things, the interests listed below:
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Certain of Tempo’s directors and executive officers are expected to become directors and/or executive officers of New Tempo upon the Closing. Specifically, the following individuals who are currently executive officers of Tempo are expected to become executive officers of New Tempo upon the Closing, serving in the offices set forth opposite their names below:

Name	Position
Joy Weiss	President, Chief Executive Officer and Director Nominee
Ryan Benton	Chief Financial Officer and Secretary and Director Nominee

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Ryan Benton, the Chief Financial Officer of Tempo, is also a director of ACE and as such is considered an interested party to the Business Combination. Mr. Benton recused himself from the ACE board of directors meetings and certain votes regarding the Merger Agreement and the Business Combination.

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Upon the Closing, Joy Weiss, President and Chief Executive Officer of Tempo, Ryan Benton, Chief Financial Officer of Tempo, Matthew Granade, Director of Tempo, Jacqueline Dee Schneider, Director of Tempo, Behrooz Abdi, Chairman and Chief Executive Officer of ACE, and Omid Tahernia, Director of ACE, are expected to become members of the Board. In addition to these current members of both Tempo and ACE’s boards, other parties, are being evaluated to become members of the Board upon the Closing.

Certain of Tempo’s executive officers and directors as of the date of the Merger Agreement hold Tempo Options. The treatment of such Tempo Options in connection with the Business Combination is described in “Business Combination Proposal — Consideration — Treatment of Tempo Options,” which description is incorporated by reference herein. The holding of such Tempo Options by such executive officers and directors as of March 31, 2022 is set forth in the table below.
	Tempo Options
Executive Officers and Directors	Vested	Unvested
Joy Weiss	1,964,568	1,270,568
Ryan Benton	322,960	1,985,878
Matthew Granade	63,663	241,920
Jacqueline Dee Schneider	70,538	64,228
Jeffrey McAlvay	881,297	—
Sri Chandrasekar	—	—
Zavain Dar	—	—
Recommendation to Shareholders of ACE
ACE’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of ACE’s shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Stock Issuance Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) that New Tempo issues or reserves for issuance 14,580,000 shares of New Tempo common stock to the Tempo Stockholders as part of the Aggregate Merger Consideration. If the actual facts are different from these assumptions, the below figures will be different.
Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	$40.0	Repayment of existing indebtedness(3)	35.7
PIPE Investment(2)	10.5	Fees paid through issuance of equity to CFPI	11.6
Lender Senior Note(6)	25.6	Transaction expenses(5)	3.6
Equity Issuance to CFPI	11.6	Cash to balance sheet(4)	36.8
Shareholder Rollover Equity	246.1	Equity to Shareholders	246.1
Total sources	$333.8	Total uses	$333.8

(1)
Calculated using amounts as of March 31, 2022 net against the July 2022 redemption of 4,256,979 public shares.

(2)
1.1 million shares issued in the PIPE Investment are at a deemed value of $10.00 per share.

(3)
Reflects the repayment of outstanding debt of $30.6 million at Closing plus make whole payments of $3.0 million related to the prepayment of debt and $2.1  million to repay the Working Capital Facility and Promissory Note. Of the total repayment, $8.6  million will be repaid through the issuance of New Tempo common stock, $22.0 million will be repaid through the issuance of Senior Notes, and the remaining $5.1  million will be repaid in cash upon the Close of the Business Combination.

(4)
If we assume redemptions of 2,988,096 Class A ordinary shares of ACE in connection with the Business Combination at approximately $10.13 per share based on trust account figures as of March 31, 2022 and including the expected proceeds received from the Promissory Note with the Sponsor, which is the maximum redemptions scenario described under the section titled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation,” we expect to satisfy the Minimum Available Acquiror Cash Amount required to consummate the Business Combination of at least $10.0 million, after giving effect to the PIPE Investment and before giving effect to the payment of the estimated transaction costs of $35.1 million, including ACE’s deferred underwriting commissions from its IPO which will be settled through the issuance of New Tempo shares, incurred in connection with the Business Combination. As of          , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, the Sponsor’s obligation is approximately $      per public share.

(5)
Includes transaction costs due at Closing. The remaining $31.5 million in transaction costs are deferred until after Closing with the exception of $11.6 million in deferred underwriting commissions and commitment fees under the Cantor Purchase Agreement which are paid upon Closing and settled through the issuance of New Tempo shares.

(6)
Amount reflects Lender Senior Note investment of $22.0 million and $3.6 of additional equity issued to the Lenders. Further, the Lender group intends to purchase $5.0 million in PIPE investment as consideration for repayment of existing indebtedness. The Lender PIPE Investment, together with the Third-Party PIPE Investment, is expected to be $10,500,000, assuming no redemptions occur.

U.S. Federal Income Tax Considerations
For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”
Expected Accounting Treatment
The Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Tempo immediately following the Domestication will be the same as those of ACE immediately prior to the Domestication.
The Business Combination
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ACE is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Tempo will represent a continuation of the financial statements of Tempo with the Business Combination treated as the equivalent of Tempo issuing stock for the net assets of ACE, accompanied by a recapitalization. The net assets of ACE will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Tempo in future reports of the New Tempo. See the subsection titled “The Business Combination — Expected Accounting Treatment of the Business Combination.”
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless an HSR Notification and

Report Form has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC by each party and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 27, 2021, ACE and Tempo filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination.
At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, foreign or other governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets or other remedies, and/or subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.
ACE cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, ACE cannot assure you as to its result.
Neither ACE nor Tempo is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Recent Developments
On May 19, 2022, Citi resigned from its role as financial advisor to Tempo and as a placement agent to the Company for the proposed PIPE Investment. Citi’s resignation was not the result of any dispute or disagreement with the Company or Tempo or any matter relating to the Company’s or Tempo’s respective operations, policies, procedures or practices. In connection with its resignation, Citi waived any claim it may have to any fees under the engagement letters entered into with each of the Company and Tempo and, accordingly, neither the Company nor Tempo has paid to Citi, and neither the Company nor Tempo is liable to Citi for, any fees, despite Citi’s having rendered substantially all applicable services at the time of its resignation. Citi did not provide specific reasons for its resignation, and neither the Company nor Tempo will speculate about the reasons why Citi withdrew from its role as financial advisor to Tempo and as a placement agent to the Company for the PIPE Investment and forfeited its fees after doing substantially all of the work necessary to earn those fees. Neither the Company nor Tempo intends to engage any additional advisors or placement agents as a result of Citi’s resignation, and the fees previously owed to Citi will not be paid or reallocated to any other advisor or placement agent. Citi was not expected to have a significant role in the closing of the Business Combination, and the Company does not believe that Citi’s resignation will impact the transactions described in this proxy statement/prospectus or the consummation of the Business Combination.
As is customary, certain provisions of Citi’s engagement letters with each of the Company and Tempo will survive Citi’s resignation. These provisions include the obligations of the Company and Tempo to indemnify and hold harmless Citi and its officers, directors, employees and agents from and against any losses and claims arising in any manner out of or in connection with the services that Citi provided to the Company or Tempo under the engagement letters and certain obligations of the Company and Tempo to maintain the confidentiality of information or advice rendered by Citi or any of its representatives to the Company or Tempo, as applicable, in connection with the evaluation of the Business Combination.
The Company does not expect that the PIPE Investment will be impacted by Citi’s resignation. Committed and potential investors in the PIPE Investment have been informed of Citi’s resignation, and no investors have revised or withdrawn their respective commitments in light of that information. The PIPE Investment is not contingent upon any continued involvement by Citi in the transactions and, pursuant to the subscription agreements relating to the PIPE Investment, each investor in the PIPE Investment specifically has disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents, including Citi, in connection with such investment.
The disclosure in this proxy statement/prospectus pertaining to Citi’s engagement as financial advisor to Tempo and as a placement agent to the Company for the proposed equity and convertible note private placement investments to be consummated in connection with the Business Combination, as well as Citi’s subsequent resignation, has been provided to Citi. Citi’s confirmation that Citi agrees with this disclosure was requested, but Citi has indicated that it does not intend to provide a response to this request.
Some investors may believe that when a financial institution, such as Citi, is named in a registration or proxy statement, the involvement of such institution implies a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institution generally means that the financial institution has completed a level of due diligence ordinarily associated with a professional engagement. However, in connection with its resignation, Citi has disclaimed responsibility for any portion of the disclosure included in this proxy statement/prospectus. Neither the Company nor Tempo can provide any assurance that Citi agrees with the disclosure in this proxy statement/prospectus, and no inference should be drawn to this effect. Investors should not place any reliance on the fact that Citi was involved with any aspect of the transactions described in this proxy statement/prospectus.
At no time prior to or after its resignation through the date of this filing did Citi indicate that it had any specific concerns with the Business Combination. Citi did not prepare or provide any of the disclosures in this proxy statement/prospectus, any analysis underlying the disclosures or any other materials or work product to the Company or Tempo that have been provided to the Company’s shareholders or the investors in the PIPE Investment. As with other members of the transaction working group, Citi did receive drafts of proxy statement/prospectus prepared by the Company and Tempo and provided limited comments in the ordinary course.
The Company did not rely on Citi, in its role as a placement agent to the Company for the proposed equity and convertible note private placement investments to be consummated in connection with the Business Combination, in the preparation and analysis of the materials, including projections, provided to the board of directors of the Company for use as a component of its overall evaluation of Tempo. The board of directors of the Company did not receive or rely upon any financial or valuation analyses conducted or prepared by Citi in making its determination that the Merger Agreement, and the transactions contemplated thereby, including the Business Combination, were just, equitable and fair as to the Company and that it is in the best interests of the Company and its shareholders to enter into the Merger Agreement subject to the terms and conditions agreed upon by the parties thereto.
The Company believes that the resignation of Citi and the waiver of fees for services that have already been rendered is unusual. It is possible that the Company’s shareholders may be more likely to elect to redeem their shares as a result of this resignation and as a result, the Company may not have sufficient funds to meet the Minimum Cash Condition in the Merger Agreement.
Emerging Growth Company
ACE is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and for so long as it remains an emerging growth company it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to,
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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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reduced disclosure obligations regarding executive compensation in ACE’s periodic reports, proxy statements, and registration statements;

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exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

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an extended transition period for complying with new or revised accounting standards by allowing an emerging growth company to delay the adoption of such accounting standards until those standards would otherwise apply to private companies that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act.
We have elected to take advantage of certain of the reduced disclosure obligations in this proxy statement/prospectus and may elect to take advantage of other reduced reporting requirements in future filings and reports. Accordingly, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
We have also elected under the JOBS Act to use the extended transition period for complying with new or revised accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of ACE’s initial public offering. If certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer” which means at least $700.0 million of equity securities are held by non-affiliates as of the last business day of our second fiscal quarter; our annual gross revenue exceeds $1.07 billion; or (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.
Smaller Reporting Company
ACE is also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We will remain a smaller reporting company and may take advantage of certain scaled disclosures available to smaller reporting companies for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our equity securities held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
Summary of Risk Factors
In evaluating the proposals to be presented at the ACE extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.” Below are some of these risks, any one of which could adversely affect our business, financial condition, results of operations, and prospects.
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The success of New Tempo’s business is dependent on New Tempo’s ability to keep pace with technological changes and competitive conditions in New Tempo’s industry and New Tempo’s ability to effectively adapt New Tempo’s services as New Tempo’s customers react to technological changes and competitive conditions in their respective industries. New Tempo may not timely and effectively scale and adapt New Tempo’s existing technology, processes, and infrastructure to meet the needs of New Tempo’s business.

•
New Tempo’s operating results and financial condition may fluctuate from period to period and may fall below expectations in any particular period, which could adversely affect the market price of New Tempo common stock.

•
Tempo currently competes, and New Tempo will compete, with numerous other diversified manufacturing service providers, electronic manufacturing services and design providers and others, and may face increasing competition, which could cause its operating results to suffer.

•
Because Tempo’s industry is, and New Tempo’s industry is expected to continue to be, rapidly evolving, forecasts of market growth may not be accurate, and even if these markets achieve the forecasted growth, there can be no assurance that New Tempo’s business will grow at similar rates, or at all.

•
New Tempo’s gross profit and gross margin will be dependent on a number of factors, including its mix of services, market prices, labor costs and availability, acquisitions it may make and its ability to achieve cost synergies, level of capacity utilization and component, material, and other services prices.

•
Tempo purchases, and New Tempo will purchase, a significant amount of the materials and components it uses from a limited number of suppliers, and if such suppliers become unavailable or inadequate, its customer relationships, results of operations and financial condition may be adversely affected.

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Third-party lawsuits and assertions to which New Tempo may become subject alleging its infringement of patents, trade secrets or other intellectual property rights may have a significant adverse effect on its financial condition.

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New Tempo may be involved in legal proceedings, including intellectual property (“IP”), anti-competition and securities litigation, employee-related claims and regulatory investigations, which could, among other things, divert efforts of management and result in significant expense and loss of Tempo’s existing IP rights.

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An inability to successfully manage the procurement, development, implementation, or execution of IT systems, or to adequately maintain these systems and their security, as well as to protect data and other confidential information, may adversely affect New Tempo’s business and reputation.

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Tempo’s industry routinely experiences cyclical market patterns and Tempo’s services are, and New Tempo’s services are expected to be, used across different end markets, and a significant downturn in the industry or in any of these end markets could cause a meaningful reduction in demand for New Tempo’s services and harm its operating results.

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Tempo will incur increased costs as a result of operating as a public company, and New Tempo’s management will be required to devote substantial time to new compliance and investor relations initiatives.

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The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote in favor of the Business Combination, regardless of how ACE’s public shareholders vote.

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Since the Sponsor and ACE’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of ACE’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Tempo is appropriate as ACE’s initial business combination. Such interests include that the Sponsor will lose its entire investment in ACE if the Business Combination is not completed.

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Following the consummation of the Business Combination, ACE’s only significant asset will be its ownership interest in Tempo and such ownership may not be sufficient to pay dividends or make distributions or loans to enable ACE to pay any dividends on New Tempo common stock or satisfy ACE’s other financial obligations.

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ACE’s public stockholders will experience immediate dilution as a consequence of the issuance of New Tempo common stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2022 Plan.

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Tempo and ACE previously identified material weaknesses in their internal control over financial reporting and may face litigation and other risks as a result of the material weakness in their internal control over financial reporting.

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If analysts do not publish research about New Tempo’s business or if they publish inaccurate or unfavorable research, New Tempo’s stock price and trading volume could decline.

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New Tempo’s Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between New Tempo and its stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, which could limit New Tempo’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Tempo or New Tempo’s directors, officers or employees.

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Tempo is an early-stage company with a history of losses. Tempo has not been profitable historically and New Tempo may not achieve or maintain profitability in the future.

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Tempo’s limited operating history makes evaluating Tempo’s current business and New Tempo’s future prospects difficult and may increase the risk of your investment. Tempo is dependent on a limited number of customers and end markets, and a decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on its financial condition and operating results.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this proxy statement/prospectus. The risks summarized above or described in full under the section titled “Risk Factors” are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that we currently deem to be immaterial may also harm our business, financial condition, results of operations and future growth prospects.

COMPARATIVE PER SHARE INFORMATION
The comparative per share information sets forth summary historical per share information for ACE and Tempo and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, presented under two assumed redemption scenarios as follows:
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Assuming No Redemptions — this scenario assumes that no public stockholders of ACE exercise their redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

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Assuming Maximum Redemptions — this scenario assumes 2,988,096 of the public shares are redeemed for their pro rata share of the funds in ACE’s trust account for an aggregate payment of $30.3 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.13 per share based on funds held in the trust account as of March 31, 2022, including the expected proceeds received from the Promissory Note with the Sponsor, and still satisfy the Minimum Available Acquiror Cash Amount required to consummate the Business Combination of at least $10.0 million, after giving effect to the PIPE Investment and before giving effect to the payment of the estimated transaction costs of $35.1 million, including ACE’s deferred underwriting commissions from its IPO, incurred in connection with the Business Combination.

The selected unaudited pro forma condensed combined book value information as of March 31, 2022 gives pro forma effect to the Business Combination as if it had occurred on March 31, 2022. The selected unaudited pro forma condensed combined net income (loss) per share and weighted average shares outstanding information for the year ended December 31, 2021 and for the three months ended March 31, 2022 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2021.
The two alternative levels of redemptions assumed in the selected unaudited pro forma condensed combined per share information are based on the assumption that there are no adjustments for the outstanding Warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the Closing. There are also no adjustments for the estimated 2,364,144 shares reserved for the potential future issuance of New Tempo common stock upon the exercise of the New Tempo Options to be issued to holders of Tempo Options upon the consummation of the Business Combination, as such events have not yet occurred.
This information is only a summary and should be read in conjunction with the historical financial statements of ACE and Tempo and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of ACE and Tempo is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma condensed combined income (loss) per share information below does not purport to represent the income (loss) per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of ACE and Tempo would have been had the companies been combined during the periods presented.

ACE is providing the following comparative per share information to assist you in your analysis of the financial aspects of the Business Combination.
			Pro Forma Condensed Combined
(in thousands, except share and per share data)	ACE	Tempo	No Redemptions	Max Redemptions
As of and for the year ended December 31, 2022
Book value per share	$(1.19) and $(4.75)	$(9.39)	N/A	N/A
Weighted average shares outstanding – basic and diluted	23,000,000 and 5,750,000	9,819,576	28,400,297	26,412,201
Net income (loss) per share – basic and diluted	$0.20 and $0.20	$(4.89)	$(4.24)	$(4.60)
As of and for the three months ended March 31, 2022
Book value per share	$(2.47) and $(5.02)	$(10.32)	$0.02	$(0.75)
Weighted average shares outstanding – basic and diluted	11,693,875 and 5,750,000	10,054,713	28,400,297	26,412,201
Net income (loss) per share – basic and diluted	$(0.06) and $(0.06)	$(1.24)	$(0.50)	$(0.56)

MARKET PRICE AND DIVIDEND INFORMATION
ACE units, Class A ordinary shares and public warrants are currently listed on The Nasdaq Capital Market under the symbols “ACEVU” and “ACEV” and “ACEVW,” respectively.
The most recent closing price of the units, common stock, and redeemable warrants as of October 13, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $10.14, $9.92 and $0.58, respectively. As of     , 2022, the record date for the extraordinary general meeting, the most recent closing price for each unit, common stock and redeemable warrant was $         , $     and $    , respectively.
Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of ACE’s securities could vary at any time before the Business Combination.
Holders
As of the date of this proxy statement/prospectus there was one holder of record of ACE’s Class A ordinary shares, six holders of record of ACE’s Class B ordinary shares, one holder of record of ACE units and three holders of ACE warrants. See “Beneficial Ownership of Securities.”
Dividend Policy
ACE has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New Tempo subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Tempo’s board of directors. ACE’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that New Tempo’s board of directors will declare any dividends in the foreseeable future. Further, the ability of New Tempo to declare dividends may be limited by the terms of financing or other agreements entered into by New Tempo or its subsidiaries from time to time.
Price Range of Tempo’s Securities
Historical market price information regarding Tempo is not provided because there is no public market for Tempo’s securities. For information regarding Tempo’s liquidity and capital resources, see “Tempo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS
ACE shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.
Risks Relating to Tempo’s Business and Industry
The success of New Tempo’s business is dependent on New Tempo’s ability to keep pace with technological changes and competitive conditions in New Tempo’s industry, and New Tempo’s ability to effectively adapt New Tempo’s services as New Tempo’s customers react to technological changes and competitive conditions in their respective industries. New Tempo may not timely and effectively scale and adapt New Tempo’s existing technology, processes, and infrastructure to meet the needs of New Tempo’s business.
The success of New Tempo’s business is dependent on New Tempo’s ability to keep pace with technological changes and competitive conditions in New Tempo’s industry, and New Tempo’s ability to effectively adapt New Tempo’s services as New Tempo’s customers react to technological changes and competitive conditions in their respective industries. New Tempo may not timely and effectively scale and adapt New Tempo’s existing technology, processes, and infrastructure to meet the needs of New Tempo’s business. If New Tempo is unable to offer technologically advanced, high quality, quick turnaround, cost effective manufacturing services that are differentiated from New Tempo’s competition, or if New Tempo is unable to adapt those services as New Tempo’s customers’ requirements change, demand for New Tempo’s services may decline.
New Tempo’s operating results and financial condition may fluctuate from period to period and may fall below expectations in any particular period, which could adversely affect the market price of New Tempo’s common stock.
Tempo’s operating results and financial condition have historically fluctuated, and New Tempo’s operating results and financial condition are expected to continue to fluctuate, from quarter-to-quarter and year-to-year due to a number of factors, many of which will not be within New Tempo’s control.
Both Tempo’s business and the electronics manufacturing industry are changing and evolving rapidly, and Tempo’s historical operating results may not be useful in predicting New Tempo’s future operating results. If New Tempo’s operating results do not meet the guidance that it provides to the marketplace or the expectations of securities analysts or investors, the market price of New Tempo’s common stock will likely decline. Fluctuations in New Tempo’s operating results and financial condition may be due to a number of factors, including:
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the degree of market acceptance of its services;

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its ability to compete with competitors and new entrants into New Tempo’s markets;

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the mix of services that it sells during any period;

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the timing of its sales and deliveries to customers;

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the geographic distribution of its sales;

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changes in its pricing policies or those of its competitors, including its response to price competition;

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changes in the amount that it spends to develop and manufacture new services or technologies;

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changes in the amounts that it spends to promote its services;

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changes in the cost of satisfying its warranty obligations;

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expenses and/or liabilities resulting from litigation;

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unforeseen liabilities or difficulties in integrating its acquisitions or newly acquired businesses;

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disruptions to its information technology systems;

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general economic and industry conditions that affect customer demand;

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the impact of the COVID-19 pandemic on its customers, suppliers, manufacturers, and operations; and

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changes in accounting rules and tax laws.

Due to the foregoing factors, and the other risks discussed in this proxy statement/prospectus, you should not rely on quarter-over-quarter and year-over-year comparisons of Tempo’s operating results as an indicator of New Tempo’s future performance.
Tempo currently competes, and New Tempo will compete, with numerous other diversified manufacturing service providers, electronic manufacturing services and design providers and others, and may face increasing competition, which could cause New Tempo’s operating results to suffer.
Tempo’s industry is, and New Tempo’s industry will continue to be, highly competitive. Tempo competes, and New Tempo will compete, against numerous domestic and foreign electronic manufacturers, manufacturing service providers, and design providers. These companies could decrease their pricing, thereby increasing competitive pressures for New Tempo. Additionally, these competitors may:
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respond more quickly to new or emerging technologies or changes in customer requirements;

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have engineering capabilities and/or manufacturing resources that are greater than New Tempo’s;

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have greater name recognition, critical mass, and geographic market presence;

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be better able to take advantage of acquisition opportunities;

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devote greater resources to the development, promotion and sale of their services and execution of their strategy;

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be better positioned to compete on price for their services;

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have excess capacity, and be better able to utilize such excess capacity;

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have greater direct buying power from component suppliers, distributors, and raw material suppliers;

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have lower cost structures as a result of their geographic location or the services they provide;

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be willing or able to make sales or provide services at lower margins than New Tempo does;

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have increased vertical capabilities providing them greater cost savings.

Tempo also faces, and New Tempo will continue to face, competition from the manufacturing operations of its current and potential customers, some of whom may be evaluating the merits of manufacturing products internally against the advantages of outsourcing.
The actions of competitors and current and potential customers could cause a decline New in Tempo’s sales and/or compression of New Tempo’s profits.
Customer relationships with emerging companies may present more risks than with established companies.
Customer relationships with emerging companies present special risks because Tempo does not have, and New Tempo will not have, an extensive services or customer relationship history. Tempo’s credit risk on these customers, especially in trade accounts receivable and inventories, and the risk that these customers will be unable to fulfill indemnification obligations to Tempo is potentially increased. Tempo sometimes offers these customers extended payment terms and other support and financial accommodations which may increase New Tempo’s financial exposure.
New Tempo may be adversely affected by supply chain issues, including shortages of required electronic components and raw materials.
In the past there have been, and presently there are, industry wide conditions, natural disasters, and global events that have caused component and material shortages. These have increased the time between booking and billing, increased component and material costs (though we have been able to pass those on to our customers), and increased the frequency of customers pre-ordering components and materials with us in anticipation of future assembly orders (though customers who pre-order components and materials with us are more likely to place future assembly orders with us). While we make efforts to consider these factors in our forecasts, it’s difficult to judge the duration of the global semiconductor shortage, the degree to which it will continue to have these effects, and the degree to which the aforementioned mitigating factors will continue to persist.
More broadly, strategic and efficient component and materials purchasing is an aspect of Tempo’s, and will continue to be an aspect of New Tempo’s, strategy. When prices rise, they may impact New Tempo’s margins and results of operations if New Tempo is not able to pass the increases through to New Tempo’s customers or otherwise offset them. Some of the products Tempo manufactures, and New Tempo will manufacture, require one or more components that are only available from a single source. Some of these components or materials are subject to supply shortages from time to time. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. A supply shortage can also increase New Tempo’s cost of goods sold if New Tempo has to pay higher prices for components or materials in limited supply or cause New Tempo to have to reconfigure products to accommodate a substitute component or material. New Tempo’s production of a customer’s product could be negatively impacted by any quality, reliability, or availability issues with any of New Tempo’s components and material suppliers. The financial condition of Tempo’s or New Tempo’s suppliers could affect their ability to supply components or materials and their ability to satisfy any warranty obligations they may have, which could have a material adverse effect on New Tempo’s results of operations.
If a component or material shortage is threatened or anticipated, Tempo or New Tempo may purchase its components or materials early to avoid a delay or interruption in Tempo’s operations. Purchasing components or materials early may materially increase inventory carrying costs and may result in inventory obsolescence, which could materially adversely affect New Tempo’s results of operations. A component shortage may also require to the use of second tier vendors or the procurement of components or materials through new and untested brokers. These components or materials may be of lesser quality than those Tempo has historically purchased and could result in material costs to bring such components or materials up to necessary quality levels or to replace defective ones.
New Tempo’s gross profit and gross margin will be dependent on a number of factors, including New Tempo’s services mix, market prices, labor costs and availability, acquisitions New Tempo may make and New Tempo’s ability to achieve cost synergies, level of capacity utilization and component, material, and other services prices.
New Tempo’s gross margin will be highly dependent on service mix, which is susceptible to seasonal and other fluctuations in New Tempo’s markets. A shift in sales mix away from New Tempo’s higher margin services could adversely affect New Tempo’s future gross margin percentages. In addition, increased competition and the existence of service alternatives, more complex engineering requirements, lower demand or reductions in New Tempo’s technological lead compared to New Tempo’s competitors, and other factors may lead to further price erosion, lower revenue and lower margin.
In addition, prototype and on-demand electronics manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. If New Tempo is unable to utilize New Tempo’s owned manufacturing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and a lower gross margin. Furthermore, fluctuations in commodity prices could negatively impact New Tempo’s margins.
New Tempo’s gross margin may also be adversely affected if businesses or companies that Tempo acquires have different gross margin profiles and by expenses related to such acquisitions.
Many of New Tempo’s anticipated customers operate in industries that experience rapid technological change resulting in short product life cycles and as a result, if the product life cycles of its customers slow materially, and research and development expenditures are reduced, its financial condition, business and results of operations will be materially adversely affected.
Many of New Tempo’s anticipated customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services.

These conditions frequently result in short product life cycles. As professionals operating in research and development departments are expected to represent the majority of New Tempo’s net sales, the rapid development of electronic products will be a key driver of New Tempo’s sales and operating performance. Any decline in the development and introduction of new electronic products could slow the demand for New Tempo’s services and could have a material adverse effect on its financial condition, business and results of operations.
If demand for New Tempo’s services does not grow as expected, or develops more slowly than expected, New Tempo’s revenues may stagnate or decline, and New Tempo’s business may be adversely affected.
New Tempo may not be able to develop effective strategies to raise awareness among potential customers of the benefits of software-accelerated electronics manufacturing or New Tempo’s services may not address the specific needs or provide the level of functionality or economics required by potential customers to encourage the electronics market to shift towards software-accelerated electronics manufacturing. If software-accelerated electronics manufacturing technology does not gain broader market acceptance as an alternative to conventional manufacturing processes, or does so more slowly than anticipated, or if the marketplace adopts electronics manufacturing technologies that differ from New Tempo’s technologies, New Tempo may not be able to increase or sustain the level of sales of New Tempo’s services, and New Tempo’s operating results would be adversely affected as a result.
Defects in shipped products that give rise to returns or warranty or other claims could result in material expenses, diversion of management time and attention, adversely affect customer relationships, and damage to New Tempo’s reputation.
New Tempo’s printed circuit board assemblies may be complex and may contain undetected defects or errors. This could result in delayed market acceptance of services New Tempo offers or claims from customers or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to New Tempo’s reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error. New Tempo may from time to time become subject to warranty claims related to product quality issues that could lead New Tempo to incur significant expenses.
Tempo attempts to include provisions in Tempo’s agreements with customers that are designed to limit Tempo’s exposure to potential liability for damages arising from defects or errors in Tempo’s products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future.
The sale and support of New Tempo’s products entails the risk of product liability claims. Any product liability claim brought against Tempo or New Tempo, regardless of its merit, could result in material expense, diversion of management time and attention, damage to New Tempo’s business and reputation and brand, and cause New Tempo to fail to retain existing customers or to fail to attract new customers.
New Tempo may be involved in legal proceedings, including intellectual property (“IP”), anti-competition and securities litigation, employee-related claims, and regulatory investigations, which could, among other things, divert efforts of management and result in significant expense and loss of New Tempo’s IP rights.
New Tempo may be involved in legal proceedings, including cases involving New Tempo’s IP rights and those of others, anti-competition and commercial matters, acquisition-related suits, securities class action suits, employee-related claims and other actions. From time to time, New Tempo may also be involved or required to participate in regulatory investigations or inquiries which may evolve into legal or other administrative proceedings. Litigation or settlement of such actions, regardless of their merit, or involvement in regulatory investigations or inquiries, can be costly, lengthy, complex and time consuming, diverting the attention and energies of New Tempo’s management and technical personnel.
From time to time, third parties may assert against New Tempo and New Tempo’s customers their IP rights to technologies that are important to New Tempo’s business.
Many of New Tempo’s customer agreements and/or the laws of certain jurisdictions may require New Tempo to indemnify its customers or purchasers for third-party IP infringement claims, including costs to defend those claims, and payment of damages in the case of adverse rulings. However, New Tempo’s suppliers may or may not be required to indemnify New Tempo should New Tempo or its customers be subject to such third-party claims. Claims of this sort could also harm New Tempo’s relationships with its customers and might deter future customers from doing business with us. If any pending or future proceedings result in an adverse outcome, Tempo or New Tempo could be required to:
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cease the sale of the infringing services, processes, or technology and/or make changes to Tempo’s or New Tempo’s services, processes or technology;

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pay substantial damages for past, present and future use of the infringing technology, including up to treble damages if willful infringement is found;

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pay fines or disgorge profits or other payments, and/or cease certain conduct and/or modify Tempo’s or New Tempo’s contracting or business practices, in connection with any unfavorable resolution of a governmental investigation;

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expend significant resources to develop non-infringing technology;

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license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

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enter into cross-licenses with Tempo’s or New Tempo’s competitors, which could weaken Tempo’s or New Tempo’s overall IP portfolio and Tempo’s or New Tempo’s ability to compete in particular product categories; or

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relinquish IP rights associated with one or more of Tempo’s or New Tempo’s patent claims.

Any of the foregoing results could have a material adverse effect on Tempo’s or New Tempo’s business, financial condition and results of operations.
In addition, New Tempo may be obligated to indemnify Tempo’s current or former directors or employees, or former directors or employees of companies that Tempo has acquired, in connection with litigation or regulatory investigations. These liabilities could be substantial and may include, among other things, the cost of defending lawsuits against these individuals, as well as stockholder derivative suits; the cost of government, law enforcement or regulatory investigations; civil or criminal fines and penalties; legal and other expenses; and expenses associated with the remedial measure, if any, which may be imposed.
New Tempo’s operations could suffer if New Tempo is unable to attract and retain key management or other key employees.
Tempo believes Tempo’s success has depended, and New Tempo’s success will continue to depend, on the efforts and talents of Tempo’s senior management and other key personnel. Tempo’s executive team is critical to the management of Tempo’s business and operations and will continue to be critical to the development of New Tempo’s strategy. Members of Tempo’s existing senior management team may resign at any time. The loss of the services of any members of Tempo’s senior management team could delay or prevent the successful implementation of New Tempo’s strategy or New Tempo’s commercialization of new services, or could otherwise adversely affect New Tempo’s ability to carry out New Tempo’s business plan. There is no assurance that if any senior executive leaves in the future, New Tempo will be able to rapidly replace him or her or them and transition smoothly towards his or her or their successor, without any adverse impact on New Tempo’s operations.
To support the continued growth of New Tempo’s business, New Tempo will also be required to effectively recruit, hire, integrate, develop, motivate, and retain additional new employees. High demand exists for senior management and other key personnel (including scientific, technical, engineering, financial, manufacturing, and sales personnel) in the prototype and on-demand electronics manufacturing industry, and there can be no assurance that New Tempo will be able to retain Tempo’s current key personnel. Tempo experiences, and New Tempo will experience, intense competition for qualified personnel. While New Tempo intends to provide competitive compensation packages to attract and retain key personnel, some of its competitors for these employees have greater resources and more experience, which may make it difficult for New Tempo to compete successfully for key personnel. Moreover, new employees may not become as productive as New Tempo expects since New Tempo may face challenges in adequately integrating them into

Tempo’s workforce and culture. Since March 2020, Tempo has had many non-manufacturing employees working remotely to protect the health and safety of Tempo’s employees, contractors, customers, and visitors. Tempo also shifted customer, industry, and other stakeholder events to virtual-only experiences, and may similarly alter, postpone, or cancel other events in the future. Given Tempo’s limited history with remote operations, the long-term impacts are uncertain.
All of Tempo’s U.S. employees are, and all of New Tempo’s U.S. employees will be, at-will employees, meaning that they may terminate their employment relationship with Tempo or New Tempo at any time, and their knowledge of Tempo’s or New Tempo’s business and industry would be extremely difficult to replace. It may be difficult for New Tempo to restrict its competitors from benefiting from the expertise that New Tempo’s former employees or consultants developed while working for Tempo or New Tempo.
The effect of COVID-19 on Tempo’s operations and the operations of Tempo’s customers, suppliers and logistics providers has had, and may continue to have, an adverse impact on Tempo’s financial condition and results of operations.
Tempo’s operations expose Tempo, and are expected to expose New Tempo, to the COVID-19 pandemic, which has had, and with respect to New Tempo may continue to have, an adverse impact on employees, operations, supply chain and distribution system. While Tempo has taken numerous steps to mitigate the impact of the pandemic on its results of operations, there can be no assurance that these efforts will be successful. To date, COVID-19 has increased Tempo’s expenses, primarily related to additional labor costs and the procurement of personal protection equipment for Tempo’s employees, and has caused a reduction in factory utilization due to disruptions and restrictions. COVID-19 has now spread across the globe and is impacting worldwide economic activity, including Tempo’s manufacturing production sites. Public and private sector policies and initiatives to reduce the transmission of COVID-19, including travel restrictions and quarantines, are impacting Tempo’s operations, including affecting the ability of Tempo’s employees to get to Tempo’s facilities, reducing capacity utilization levels, causing certain facility or intermittent business closures, and interrupting the movement or increasing the cost of moving components and products through Tempo’s supply chain. If additional factory closures are required or reductions in capacity utilization levels occur, New Tempo will likely incur additional direct costs and lost revenue. If New Tempo’s suppliers experience additional closures or reductions in their capacity utilization levels in the future, New Tempo may have difficulty sourcing materials necessary to fulfill production requirements. COVID-19 has also impacted Tempo’s customers and may create unpredictable reductions or increases in demand for New Tempo’s manufacturing services. New Tempo’s ability to continue to offer manufacturing services is highly dependent on its ability to maintain the safety and health of its factory employees. The ability of New Tempo’s employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While Tempo is, and New Tempo will be, following the requirements of governmental authorities and taking preventative and protective measures to prioritize the safety of its employees, these measures may not be successful, and Tempo or New Tempo may be required to temporarily close facilities or take other measures. In addition, responding to the continuing pandemic could divert management’s attention from New Tempo’s key strategic priorities, cause New Tempo to reduce, delay, alter or abandon initiatives that may otherwise increase New Tempo’s long-term value or otherwise disrupt New Tempo’s business operations. While Tempo is staying in close communication with its sites, employees, customers, suppliers, and logistics partners and acting to mitigate the impact of this dynamic and evolving situation, the duration and extent of the effect of COVID-19 on Tempo and New Tempo is not determinable. COVID-19 may continue to have an adverse impact on New Tempo’s consolidated financial position, results of operations, and cash flows in the near term. In addition, the impact of the COVID-19 pandemic could exacerbate the other risks that New Tempo is expected to face.
Tempo purchases, and New Tempo will purchase, a significant amount of the materials and components it uses from a limited number of suppliers and if such suppliers become unavailable or inadequate, its customer relationships, results of operations, and financial condition may be adversely affected.
Tempo’s manufacturing processes rely, and New Tempo’s manufacturing processes will rely, on many materials. Tempo purchases, and New Tempo will purchase, a significant portion of its materials, components and finished goods used in its production facilities from a few suppliers, some of which are single source suppliers. As certain materials are highly specialized, the lead time needed to identify and qualify a new supplier is typically lengthy and there is often no readily available alternative source. During fiscal year 2021, Tempo purchased approximately half of the components and materials for Tempo’s manufacturing processes from three materials suppliers. Tempo does not generally have long-term contracts with Tempo’s suppliers and substantially all of Tempo’s purchases are on a purchase order basis. Suppliers may extend lead times, limit supplies, place products on allocation or increase prices due to commodity price increases, capacity constraints or other factors and could lead to interruption of supply or increased demand in the industry. For example, due to the COVID-19 pandemic, Tempo has experienced some supply constraints, including with respect to semiconductor components. Additionally, the supply of these materials may be negatively impacted by increased trade tensions between the U.S. and its trading partners, particularly China. In the event that New Tempo cannot obtain sufficient quantities of materials in a timely manner, at reasonable prices or of sufficient quality, or if New Tempo is not able to pass on higher materials costs to its customers, New Tempo’s business, financial condition and results of operations could be adversely impacted.
New Tempo’s facilities, and its suppliers’ facilities and customers’ facilities, will be vulnerable to disruption due to natural or other disasters, public health crises, strikes and other events beyond New Tempo’s control.
A major earthquake, fire, tsunami, hurricane, cyclone or other disaster, such as a pandemic, major flood, seasonal storms, nuclear event or terrorist attack affecting New Tempo’s facilities or the areas in which they are located, or affecting those of New Tempo’s customers or third-party manufacturers or suppliers, could significantly disrupt New Tempo’s or its customers’ or suppliers’ operations and delay or prevent product shipment or installation during the time required to repair, rebuild or replace New Tempo’s damaged manufacturing facilities. These delays could be lengthy and costly. Additionally, customers may delay purchases until operations return to normal. Even if New Tempo is able to respond quickly to a disaster, the continued effects of the disaster could create uncertainty in New Tempo’s business operations. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, labor strikes, war or the outbreak of epidemic diseases (including the outbreak of COVID-19) could have a negative effect on New Tempo’s operations and sales.
If New Tempo fails to grow its business as anticipated, its operating results will be adversely affected. If New Tempo grows as anticipated but fails to manage its operations and costs accordingly, its business may be harmed and its results of operations may suffer.
New Tempo is expected to grow its business substantially. To this end, Tempo has made, and New Tempo expects to continue to make, significant investments in its business, including investments in infrastructure, technology, marketing and sales efforts. These investments include dedicated facilities expansion and increased staffing, both domestic and international. If New Tempo’s business does not generate the level of revenue required to support its investment, New Tempo’s net sales and profitability will be adversely affected.
New Tempo’s ability to effectively manage its anticipated growth and expansion of its operations will also require New Tempo to enhance its operational, financial and management controls and infrastructure, as well as its human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures, investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources. New Tempo’s future financial performance and its ability to execute on its business plan will depend, in part, on New Tempo’s ability to effectively manage any future growth and expansion. There are no guarantees that New Tempo will be able to do so in an efficient or timely manner, or at all.
As New Tempo acquires and invests in companies or technologies, it may not realize expected business, expected cost synergies, technological, or financial benefits. Such acquisitions or investments could prove difficult to integrate, disrupt its business, dilute stockholder value and adversely affect New Tempo’s business, results of operations and financial condition.
Acquisitions involve numerous risks, any of which could harm New Tempo’s business and negatively affect its financial condition and results of operations. The success of any acquisition will depend in part on New Tempo’s ability to realize the anticipated business opportunities from combining the operations of acquired companies with Tempo’s existing business in an efficient and effective manner. These integration processes could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect New Tempo’s ability to maintain relationships with customers, employees or other third parties, or New Tempo’s ability to achieve the anticipated benefits of any such acquisition, and could harm New Tempo’s financial performance. If New Tempo is unable to successfully or timely integrate the operations of an acquired business with Tempo’s existing business, New Tempo may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from such acquisitions, and New Tempo’s business, results of operations and financial condition could be materially and adversely affected.
New Tempo may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.
New Tempo intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new features or enhance its services, improve its operating infrastructure or acquire complementary businesses and technologies. Accordingly, New Tempo may need to engage in equity or debt financings to secure additional funds if existing sources of cash and any funds generated from operations do not provide New Tempo with sufficient capital. If New Tempo raises additional funds through future issuances of equity or convertible debt securities, its stockholders could suffer significant dilution, and any new equity securities New Tempo issues could have rights, preferences and privileges superior to those of holders of New Tempo common stock. Any debt financing that New Tempo may secure in the future could involve restrictive covenants relating to New Tempo’s capital raising activities and other financial and operational matters, which may make it more difficult for New Tempo to obtain additional capital and to pursue business opportunities, including potential acquisitions. New Tempo may not be able to obtain additional financing on terms favorable to New Tempo, if at all. If New Tempo is unable to obtain adequate financing or financing on terms satisfactory to it when New Tempo requires it, New Tempo’s ability to continue to support its business growth and to respond to business challenges and opportunities could be significantly impaired, and its business may be adversely affected.
New Tempo could be subject to warranty and other claims involving allegedly defective or counterfeit products that Tempo or New Tempo supplies.
The products Tempo supplies are, and the products New Tempo supplies will be, sometimes used in potentially hazardous or critical applications, such as the assembled parts of an aircraft, medical device or automobile, that could result in death, personal injury, property damage, loss of production, punitive damages and consequential damages. While Tempo has not experienced any such claims to date, actual or claimed defects in the products Tempo or New Tempo supplies could result in Tempo or New Tempo being named as a defendant in lawsuits asserting potentially large claims.
Tempo attempts to include legal provisions in Tempo’s agreements with customers that are designed to limit Tempo’s exposure to potential liability for damages arising from defects or errors, or the inclusion of parts from third-party suppliers that, subsequent to procurement, are discovered to be counterfeit in Tempo’s products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future. Any such lawsuit, regardless of merit, could result in material expense, diversion of management time and efforts and damage to New Tempo’s reputation, and could cause New Tempo to fail to retain or attract customers, which could adversely affect New Tempo’s results of operations.
Compliance or the failure to comply with current and future environmental, health and safety, product stewardship and producer responsibility laws or regulations could cause New Tempo significant expense.
New Tempo will be subject to a variety of federal, state, local and foreign environmental, health and safety, product stewardship and producer responsibility laws and regulations, including those arising from global pandemics or relating to the use, generation, storage, discharge and disposal of hazardous chemicals used during its manufacturing process, those governing worker health and safety, those requiring design changes, supply chain investigation or conformity assessments and those relating to the recycling or reuse of products it manufactures. If New Tempo fails to comply with any present or future regulations or obtain in a timely manner any needed permits, New Tempo could become subject to liabilities, and could face fines or penalties, the suspension of production, or prohibitions on services it provides. In addition, such regulations could restrict New Tempo’s ability to expand its facilities or could require it to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in New Tempo’s operational, procurement and inventory management activities.
Certain environmental laws impose liability for the costs of investigation, removal and remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, or on parties who arranged for hazardous substance treatment or disposal, even if such person or company was unaware of, or not responsible for, contamination at the affected site. Soil and groundwater contamination may have occurred at or near, or may have arisen from, some of Tempo’s facilities. From time to time Tempo investigates, remediates and monitors, and New Tempo will investigate, remediate and monitor, soil and groundwater contamination at certain of its operating sites. In certain instances where contamination existed prior to Tempo’s ownership or occupation of a site, landlords or former owners have retained some contractual responsibility for contamination and remediation. However, failure of such persons to perform those obligations could result in New Tempo being required to address such contamination. As a result, New Tempo may incur clean-up costs in such potential removal or remediation efforts. In other instances, New Tempo may be responsible for clean-up costs and other liabilities, including the possibility of claims due to health risks by both employees and non-employees, as well as other third-party claims in connection with contaminated sites.
In addition, there is an increasing governmental focus around the world on global warming and environmental impact issues, which may result in new environmental, health and safety regulations that may affect New Tempo, its suppliers, and/or its customers. This could cause New Tempo to incur additional direct costs for compliance, as well as increased indirect costs resulting from its customers, suppliers or both incurring additional compliance costs that get passed on to New Tempo. These costs may adversely impact New Tempo’s operations and financial condition.
An inability to successfully manage the procurement, development, implementation or execution of IT systems, or to adequately maintain these systems and their security, as well as to protect data and other confidential information, may adversely affect New Tempo’s business and reputation.
As a complex company, Tempo is, and New Tempo will be, heavily dependent on its IT systems to support its customers’ requirements and to successfully manage its business. Any inability to successfully manage the procurement, development, implementation, execution, or maintenance of such systems, including matters related to system and data security, cybersecurity, privacy, reliability, compliance, performance and access, as well as any inability of these systems to fulfill their intended purpose, could have an adverse effect on New Tempo’s business. See “If New Tempo experiences a significant cybersecurity breach or disruption in its information systems, New Tempo’s business could be adversely affected.” below.
Tempo is, and New Tempo will be, subject to increasing expectations and data security requirements from its customers, including those related to the U.S. Federal Acquisition Regulation, U.S. Defense Federal Acquisition Regulation Supplement, and U.S. Cybersecurity Maturity Model Certification. In addition, New Tempo will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in various jurisdictions. For example, the European Union’s General Data Protection Regulation, and similar legislation in other jurisdictions in which New Tempo will operate, imposes additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. Compliance with customer expectations and existing, proposed and recently enacted laws and regulations can be costly; any failure to comply with these expectations and regulatory standards could subject New Tempo to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against New Tempo by governmental entities or others, fines and penalties, damage to New Tempo’s reputation and credibility and could have a negative impact on New Tempo’s business and results of operations.

If New Tempo experiences a cybersecurity breach or disruption in its information systems, New Tempo’s business could be adversely affected.
Malicious actors may be able to penetrate New Tempo’s network and misappropriate or compromise New Tempo’s confidential information or that of third parties, create system disruptions or cause shutdowns. Malicious actors also may be able to develop and deploy viruses, worms and other malicious software programs that attack New Tempo’s platform or otherwise exploit any security vulnerabilities of New Tempo’s platform. While New Tempo will employ a number of protective measures, including firewalls, network infrastructure vulnerability scanning, anti-virus and endpoint detection and response technologies, these measures may fail to prevent or detect attacks on New Tempo’s systems due at least in part to the frequent evolving nature of cybersecurity attacks. Although these measures are designed to maintain the confidentiality, integrity and availability of New Tempo’s information and technology systems, there is no assurance that these measures will detect all threats or prevent a cybersecurity attack in the future, which could adversely affect New Tempo’s business, reputation, operations or services.
In addition, the costs to New Tempo to eliminate or mitigate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, if New Tempo’s efforts to address these problems are not successful, could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede New Tempo’s sales, manufacturing, distribution or other critical functions.
Tempo relies, and New Tempo will rely, on its information technology systems to manage numerous aspects of its business and a disruption of these systems could adversely affect its business.
Tempo relies, and New Tempo will rely, on its information technology systems to manage numerous aspects of its business, including purchasing products from its suppliers, providing procurement and logistic services, shipping products to its customers, managing its accounting and financial functions (including its internal controls) and maintaining its research and development data. Tempo’s information technology systems are, and New Tempo’s information technology systems will be, an essential component of its business and any disruption could significantly limit its ability to manage and operate its business efficiently. A failure of New Tempo’s information technology systems to perform properly could disrupt New Tempo’s supply chain, product development and customer experience, which may lead to increased overhead costs and decreased sales and have an adverse effect on New Tempo’s reputation and its financial condition. The hardware and software that Tempo utilizes in Tempo’s services may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation or security of the services.
In addition, during the COVID-19 pandemic, a substantial portion of Tempo’s employees have conducted work remotely, making Tempo more dependent on potentially vulnerable communications systems and making Tempo more vulnerable to cyberattacks. Although Tempo takes, and New Tempo will take, steps and incurs significant costs to secure its information technology systems, including its computer systems, intranet and internet sites, email and other telecommunications and data networks, such security measures may not be effective and its systems may be vulnerable to damage or interruption. Disruption to New Tempo’s information technology systems could result from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war and terrorism.
Tempo’s current levels of insurance may not be adequate for Tempo’s potential liabilities.
Tempo maintains, and New Tempo will maintain, insurance to cover potential exposure for most claims and losses, including potential product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of its commercial operations. However, Tempo’s current insurance coverage is subject to various exclusions, self-retentions and deductibles. New Tempo may be faced with types of liabilities that are not covered under Tempo’s current insurance policies, such as environmental contamination or terrorist attacks, or that exceed Tempo’s current or future policy limits. Even a partially uninsured claim of significant size, if successful, could have an adverse effect on New Tempo’s financial condition.

In addition, New Tempo may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, Tempo’s existing policies may be cancelled or otherwise terminated by the insurer, and/or the companies that New Tempo acquires may not be eligible for certain types or limits of insurance. Maintaining adequate insurance and successfully accessing insurance coverage that may be due for a claim can require a significant amount of New Tempo’s management’s time, and New Tempo may be forced to spend a substantial amount of money in that process.
Because Tempo’s industry is, and New Tempo's industry is expected to continue to be, rapidly evolving, forecasts of market growth may not be accurate, and even if these markets achieve the forecasted growth, there can be no assurance that Tempo’s business will grow at similar rates, or at all.
Market opportunity estimates and growth forecasts included in this proxy statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts and estimates in this proxy statement/prospectus relating to the expected size and growth of the markets for prototype and on-demand electronics manufacturing technology may prove to be inaccurate. Even if these markets experience the forecasted growth described in this proxy statement/ prospectus, New Tempo may not grow its business at similar rates, or at all. New Tempo’s future growth is subject to many factors, including market adoption of New Tempo’s services, which is subject to many risks and uncertainties. Accordingly, the forecasts and estimates of market size and growth described in this proxy statement/prospectus, including the estimate that New Tempo’s total addressable market size is approximately $290 billion based on IPC’s 2012-2013, 2018 and 2019 Annual Reports and Forecasts for the North American EMS Industry, should not be taken as indicative of New Tempo’s future growth. In addition, these forecasts do not consider the impact of the current global COVID-19 pandemic, and New Tempo cannot assure you that these forecasts will not be materially and adversely affected as a result.
Global economic, political and social conditions and uncertainties in the markets that New Tempo will serve may adversely impact New Tempo’s business.
New Tempo’s performance will depend on the financial health and strength of its customers, which in turn will be dependent on the economic conditions of the markets in which New Tempo and its customers operate. A decline in the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect the spending behavior of potential customers. The economic uncertainty in Europe, the United States, India, China and elsewhere arising out of the COVID-19 pandemic and increased monetary inflation may cause end-users to further delay or reduce technology purchases.
New Tempo may also face risks from financial difficulties or other uncertainties experienced by its suppliers, distributors or other third parties on which it relies. If third parties are unable to supply New with required materials or components or otherwise assist New Tempo in operating its business, New Tempo’s business could be harmed.
Tempo’s industry routinely experiences, and New Tempo’s industry is expected to experience, cyclical market patterns and Tempo’s services are, and New Tempo’s services are expected to be, used across different end markets. A significant downturn in the industry or in any of these end markets could cause a meaningful reduction in demand for New Tempo’s services and harm its operating results.
The prototype and on-demand electronics manufacturing industry is cyclical and Tempo’s financial performance has been affected by downturns in the industry. Down cycles are generally characterized by price erosion and weaker demand for Tempo’s services. Tempo attempts to identify changes in market conditions as soon as possible; however, the dynamics of the market in which Tempo operates make prediction of and timely reaction to such events difficult. Due to these and other factors, Tempo’s past results are not reliable predictors of New Tempo’s future results. Furthermore, any significant upturn in the prototype and on-demand electronics manufacturing industry could result in increased competition for access to raw materials and third-party service providers.
Additionally, Tempo’s services are, and New Tempo’s services are expected to be, used across different end markets, and demand for Tempo’s products, and demand for New Tempo’s products is expected to be, is difficult to predict and may vary within or among the various industries it serves. New Tempo’s target markets may not grow or develop as it currently expects, and demand may change in one or more of New Tempo’s end markets, which may reduce New Tempo’s revenue, lower New Tempo’s gross margin and/or affect New Tempo’s operating results. Tempo has experienced concentrations of revenue at certain customers and within certain end markets. Any deterioration in these end markets, reductions in the magnitude of revenue streams, New Tempo’s inability to meet requirements, or volatility in demand for New Tempo’s services could lead to a reduction in New Tempo’s revenue and adversely affect New Tempo’s operating results. New Tempo’s success in its end markets depends on many factors, including the strength or financial performance of the customers in such end markets, New Tempo’s ability to timely meet rapidly changing requirements, market needs, and its ability to maintain program wins across different markets and customers to dampen the effects of market volatility. The dynamics of the markets in which Tempo operates and New Tempo will operate make prediction of and timely reaction to such events difficult.
If New Tempo is unable to accomplish any of the foregoing, or to offset the volatility of cyclical changes in the semiconductor industry or its end markets through diversification into other markets, such inability could harm its business, financial condition, and operating results.
The industry experienced a significant downturn during the most recent global recession. Downturns have been characterized by diminished demand, production overcapacity, and accelerated erosion of average selling prices. Any prolonged or significant downturn in the prototype and on-demand electronics manufacturing industry could harm New Tempo’s business and reduce demand for New Tempo’s services. Any future downturns in the prototype and on-demand electronics manufacturing industry could also harm New Tempo’s business, financial condition, and results of operations. Furthermore, any significant upturn in the prototype and on-demand electronics manufacturing industry could result in increased competition for access to raw material and third-party service provider capacity. Tempo is, and New Tempo is expected to be, dependent on the availability of this capacity to offer its services and neither Tempo nor New Tempo can provide assurances that adequate capacity will be available to it in the future.
Tempo conducts, and New Tempo will conduct, a portion of its business pursuant to U.S. government contracts, which are subject to unique risks.
Contracts with the U.S. government are subject to extensive regulations, and new regulations, or changes to existing regulations, could increase New Tempo’s compliance costs, including in the form of withheld payments and/or reduced future business if New Tempo fails to comply with these requirements in the future, or otherwise have a material impact on New Tempo’s business, which could negatively impact New Tempo’s financial condition and operating results.
Contracts with the U.S. government are also subject to a variety of other requirements and risks including government reviews, audits, investigations, False Claims Act cases, suspensions and debarments as well as other legal actions and proceedings that generally do not apply to purely commercial contracts. In addition, transactions involving government contractors may be subject to government review and approvals and may require the contractor to hold certain national security clearances in order to perform them.
The U.S. government may modify, curtail or terminate one or more contracts with Tempo or Tempo’s customers.
The U.S. government contracting party may modify, curtail or terminate its contracts with Tempo or Tempo’s customers, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to Tempo’s U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to fiscal constraints, changes in U.S. national security strategy and/or priorities or other reasons. The U.S. government, at its discretion, may also revoke, suspend, or terminate national security clearances necessary to perform certain contracts.
Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment, or termination of one or more of our U.S. government contracts could have a material adverse effect on New Tempo’s earnings, cash flow and/or financial position.
Third-party lawsuits and assertions to which New Tempo may become subject alleging its infringement of third party intellectual property rights may have a significant adverse effect on Tempo’s business and financial condition.
Third parties may own issued patents and pending patent applications that exist in fields relevant to New Tempo’s business, including those relevant to prototype and on-demand electronics manufacturing.

Some of these third parties may assert that Tempo is employing their proprietary technology without authorization. Because patent applications can take many years to issue, there may be currently pending patent applications, which may later result in issued patents that New Tempo’s technologies may infringe. In addition, third parties may obtain patents in the future and claim that New Tempo’s technologies infringe upon these patents. Any third-party lawsuits or other assertion to which New Tempo is subject alleging New Tempo’s infringement of patents, trade secrets or other intellectual property rights may have a significant adverse effect on New Tempo’s business and financial condition.
Many of Tempo’s customer agreements and/or the laws of certain jurisdictions may require Tempo to indemnify Tempo’s customers or purchasers for third-party IP infringement claims, including costs to defend those claims, and payment of damages in the case of adverse rulings. However, Tempo’s suppliers may or may not be required to indemnify Tempo should Tempo or Tempo’s customers be subject to such third-party claims. Claims of this sort could also harm Tempo’s relationships with Tempo’s customers and might deter future customers from doing business with us. If any pending or future proceedings result in an adverse outcome, New Tempo could be required to:
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cease the sale of the infringing services, processes or technology and/or make changes to New Tempo’s services, processes or technology;

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pay substantial damages for past, present and future use of the infringing technology, including up to treble damages if willful infringement is found;

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pay fines or disgorge profits or other payments, and/or cease certain conduct and/or modify New Tempo’s contracting or business practices, in connection with any unfavorable resolution of a governmental investigation;

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expend significant resources to develop non-infringing technology;

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license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

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enter into cross-licenses with New Tempo’s competitors, which could weaken New Tempo’s overall IP portfolio and New Tempo’s ability to compete in particular product categories;

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pay substantial damages to New Tempo’s direct or end customers to discontinue use or replace infringing technology with non-infringing technology; or

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relinquish IP rights associated with one or more of New Tempo’s patent claims.

Any of the foregoing results could have a material adverse effect on New Tempo’s business, financial condition and results of operations.
If New Tempo is unable to adequately protect or enforce its intellectual property rights, such information may be used by others to compete against us.
Tempo has devoted substantial resources to the development of its technology and related intellectual property rights. New Tempo’s success and future revenue growth will depend, in part, on its ability to protect its intellectual property. Tempo relies, and New Tempo will rely, on a combination of registered and unregistered intellectual property. Tempo protects, and New Tempo will protect, its proprietary rights using patents, licenses, trademarks, trade secrets, confidentiality and assignment of invention agreements and other methods.
Despite New Tempo’s efforts to protect its proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose New Tempo’s technologies, inventions, processes or improvements. New Tempo cannot assure you that any of Tempo’s existing or New Tempo’s future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will otherwise provide New Tempo with meaningful protection. New Tempo’s pending patent applications may not be granted, and New Tempo may not be able to obtain foreign patents or pending applications corresponding to Tempo’s U.S. patents. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Tempo’s trade secrets, know-how and other unregistered proprietary rights are, and New Tempo’s trade secrets, know-how and other unregistered proprietary rights will be, a key aspect of its intellectual property portfolio. While Tempo takes, and New Tempo will take, reasonable steps to protect its trade secrets and confidential information and enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and Tempo may not have entered into such agreements with all relevant parties. Such agreements may be breached, and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave Tempo or New Tempo and join one of its competitors, or Tempo’s or New Tempo’s competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of New Tempo’s trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that New Tempo may have over such competitor.
If New Tempo’s patents and other intellectual property do not adequately protect New Tempo’s technology, New Tempo’s competitors may be able to offer services similar to those offered by New Tempo. New Tempo’s competitors may also be able to develop similar technology independently or design around New Tempo’s patents and other intellectual property. Any of the foregoing events would lead to increased competition and reduce New Tempo’s revenue or gross margin, which would adversely affect New Tempo’s operating results.
If New Tempo attempts enforcement of its intellectual property rights, New Tempo may be subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to New Tempo’s business operations by diverting attention and energies of management and key technical personnel and by increasing New Tempo’s costs of doing business. Any of the foregoing could adversely affect New Tempo’s business and financial condition.
As part of any settlement or other compromise to avoid complex, protracted litigation, New Tempo may agree not to pursue future claims against a third party, including related to alleged infringement of New Tempo’s intellectual property rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on New Tempo’s ability to defend and protect its intellectual property rights, which in turn could adversely affect New Tempo’s business.
Tempo’s internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair New Tempo’s ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on New Tempo’s business.
Tempo has been operating as a private company. Following the Business Combination, New Tempo’s management will have significant requirements for enhanced financial reporting and internal controls as a public company. The process of designing and implementing effective internal controls is a continuous effort that will require New Tempo to anticipate and react to changes in New Tempo’s business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy New Tempo’s reporting obligations as a public company. If New Tempo is unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause New Tempo to fail to meet New Tempo’s reporting obligations on a timely basis or result in material misstatements in New Tempo’s consolidated financial statements, which could harm New Tempo’s operating results. In addition, New Tempo will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of New Tempo’s internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by New Tempo’s management in New Tempo’s internal control over financial reporting. The rules governing the standards that must be met for New Tempo’s management to assess New Tempo’s internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to New Tempo’s business. New Tempo’s independent registered public accounting firm will be required to attest to the effectiveness of New Tempo’s internal control over financial reporting on an annual basis. However, while New Tempo remains an emerging growth company, New Tempo will not be required to include an attestation report on internal control over financial reporting issued by New Tempo’s independent registered public accounting firm. If New Tempo is not able to complete New Tempo’s initial assessment of New Tempo’s internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, New Tempo’s independent registered public accounting firm may not be able to certify as to the adequacy of New Tempo’s internal controls over financial reporting.
In addition to New Tempo’s results determined in accordance with GAAP, New Tempo believes certain non-GAAP measures may be useful in evaluating New Tempo’s operating performance. New Tempo presents certain non-GAAP financial measures in this proxy statement/prospectus and intends to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present New Tempo’s non-GAAP financial measures could cause investors to lose confidence in New Tempo’s reported financial and other information, which would likely have a negative effect on the trading price of New Tempo’s common stock.
Matters impacting New Tempo’s internal controls may cause New Tempo to be unable to report New Tempo’s financial information on a timely basis and thereby subject New Tempo to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in New Tempo and the reliability of New Tempo’s financial statements. Confidence in the reliability of New Tempo’s financial statements also could suffer if New Tempo or New Tempo’s independent registered public accounting firm continue to report a material weakness in New Tempo’s internal controls over financial reporting. This could materially adversely affect New Tempo and lead to a decline in the market price of New Tempo’s common stock.
Tempo has identified material weaknesses in its internal control over financial reporting and may continue to identify additional material weaknesses in the future. If the combined company fails to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in the post-combination Company.
In connection with Tempo’s financial statement close process, Tempo identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to its financial statements that could not be prevented or detected on a timely basis. More specifically, the Company has identified the following material weaknesses in its internal control:
a)
insufficient and untimely review of significant accounting transactions and reconciliations, specifically due to insufficient resources within the accounting function who possess an appropriate level of expertise to timely identify, select, and apply GAAP to revenue recognition and to significant financing transactions, which resulted in a failure to detect accounting errors in these areas, including the immaterial error corrections described in Note 2 to the financial statements included elsewhere in this proxy statement/prospectus; and

b)
the absence of appropriately designed information technology general controls, specifically, insufficient segregation of duties.

Tempo’s management is in the process of developing a remediation plan which shall include, without limitation, the hiring of additional accounting and finance personnel with technical public company accounting and financial reporting experience and implementing proper segregation of duties for information technology general controls. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. The post-combination Company’s management will monitor the effectiveness of the post-combination Company’s remediation plans and will make changes management determines to be appropriate.

If not remediated, these material weaknesses could result in material misstatements to the post-combination Company’s annual or interim financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If the post-combination Company is unable to assert that its internal control over financial reporting is effective, or when required in the future, if the post-combination Company’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the post-combination Company’s financial reports, the market price of the common stock could be adversely affected and the post-combination Company could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase New Tempo’s costs.
The price and availability of key raw materials and components used to offer New Tempo’s services may fluctuate significantly. Additionally, the cost of logistics and transportation fluctuates in large part due to the price of oil, currency fluctuations, and global demand trends. Any fluctuations in the cost and availability of any of New Tempo’s raw materials or other sourcing or transportation costs related to New Tempo’s raw materials or services could harm New Tempo’s gross margins and its ability to meet customer demand. If New Tempo is unable to successfully mitigate a significant portion of these service cost increases or fluctuations, New Tempo’s results of operations could be harmed.
Certain software Tempo uses, and New Tempo will use, is from open source code sources, which, under certain circumstances could materially adversely affect New Tempo’s business, financial condition, and operating results.
Some of the software used to execute Tempo’s services contains code from open source sources, the use of which may subject Tempo to certain conditions, including the obligation to offer such services for no cost or to make the proprietary source code involved in delivering those services publicly available. Further, although some open source vendors provide warranty and support agreements, it is common for such software to be available “as-is” with no warranty, indemnity or support. Although Tempo monitors, and New Tempo will monitor, its use of such open source code to avoid subjecting its services to unintended conditions, such use, under certain circumstances, could materially adversely affect New Tempo’s business, financial condition and operating results and cash flow, including if New Tempo is required to take remedial action that may divert resources away from New Tempo’s development efforts.
Tempo is an early-stage company with a history of losses. Tempo has not been profitable historically and New Tempo may not achieve or maintain profitability in the future.
Tempo experienced net losses in each year from Tempo’s inception, including net losses of $48,013,000 and $19,104,000 for the years ended December 31, 2021 and 2020, respectively. Tempo believes that it will continue to incur operating losses and negative cash flow as it continues to invest significantly in Tempo’s business, in particular across Tempo’s research and development efforts and sales and marketing programs. These investments may not result in increased revenue or growth in Tempo’s business.
As a newly-public company, New Tempo will incur significant additional legal, accounting and other expenses that Tempo did not incur as a private company. If New Tempo acquires and integrates other companies, New Tempo will also incur additional legal, accounting and other expenses. These increased expenditures may make it harder for New Tempo to achieve and maintain future profitability. Revenue growth and growth in New Tempo’s customer base may not be sustainable, and New Tempo may not achieve sufficient revenue to achieve or maintain profitability. New Tempo may incur significant losses in the future for a number of reasons, including due to the other risks described in this proxy statement/prospectus, and New Tempo may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, New Tempo’s losses may be larger than anticipated, New Tempo may incur significant losses for the foreseeable future, and New Tempo may not achieve profitability when expected, or at all, and even if New Tempo does, New Tempo may not be able to maintain or increase profitability.
Furthermore, if New Tempo’s future growth and operating performance fail to meet investor or analyst expectations, or if New Tempo has future negative cash flow or losses resulting from New Tempo’s investment in acquiring customers or expanding Tempo’s existing operations, this could have a material adverse effect on New Tempo’s business, financial condition and results of operations.
Tempo’s limited operating history makes evaluating Tempo’s current business and New Tempo’s future prospects difficult and may increase the risk of your investment.
Tempo’s limited operating history may make it difficult for you to evaluate Tempo’s current business and New Tempo’s future prospects as Tempo continues to grow its business. Tempo’s ability to forecast New Tempo’s future operating results is subject to a number of uncertainties, including Tempo’s ability to plan for and model future growth. Tempo has encountered risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, and New Tempo will encounter such risks and uncertainties as it continues to grow Tempo’s business. If New Tempo’s assumptions regarding these uncertainties are incorrect or change in reaction to changes in its markets, or if New Tempo does not address these risks successfully, New Tempo’s operating and financial results could differ materially from New Tempo’s expectations, New Tempo’s business could suffer, and the trading price of New Tempo’s stock may decline.
Tempo is dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on Tempo’s financial condition and operating results.
Tempo depends upon a small number of customers for a substantial portion of Tempo’s revenue. During the three months ended March 31, 2022, two customers accounted for 41% and 21% of our total revenue, respectively. During the year ended December 31, 2021, one customer accounted for 46% of our total revenue. During the year ended December 31, 2020, one customer accounted for 42% of Tempo’s total revenue. No other customers accounted for more than 10% of Tempo’s total revenue. A decline in revenue from, or the loss of, any significant customer could have a material adverse effect on Tempo’s financial condition and operating results. See the section titled “Tempo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk  — Concentrations of Credit Risk and Major Customers”. Tempo cannot assure: (i) that orders that may be completed, delayed, cancelled or reduced will be replaced with new business; (ii) that Tempo’s current customers will continue to utilize Tempo’s services consistent with historical volumes or at all; and/or (iii) that Tempo’s customers will renew their long-term manufacturing or services contracts with Tempo on acceptable terms or at all.
There can also be no assurance that Tempo’s efforts to secure new customers and programs in Tempo’s traditional or new markets, including through acquisitions, will succeed in reducing Tempo’s customer concentration. Acquisitions are also subject to integration risk, and revenues and margins could be lower than Tempo anticipates. Failure to secure business from existing or new customers in any of Tempo’s end markets would adversely impact Tempo’s operating results.
Any of the foregoing may adversely affect Tempo’s margins, cash flow, and Tempo’s ability to grow Tempo’s revenue, and may increase the variability of Tempo’s operating results from period to period. See “New Tempo’s operating results and financial condition may fluctuate from period to period and may fall below expectations in any particular period, which could adversely affect the market price of New Tempo’s common stock.” Tempo’s failure to meet Tempo’s customers’ price expectations may adversely affect Tempo’s business and results of operations.
Demand for Tempo’s service lines is sensitive to price. Tempo believes its competitive pricing has been an important factor in Tempo’s results to date. Therefore, changes in Tempo’s pricing strategies can have a significant impact on Tempo’s business and ability to generate revenue. Many factors, including Tempo’s production and personnel costs and Tempo’s competitors’ pricing and marketing strategies, can significantly impact Tempo’s pricing strategies. If Tempo fails to meet its customers’ price expectations in any given period, demand for Tempo’s services and service lines could be negatively impacted and Tempo’s business and results of operations could suffer.
Risks Related to the Business Combination and ACE
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to ACE prior to the consummation of the Business Combination.

The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to vote in favor of the Business Combination, regardless of how ACE’s public shareholders vote.
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares.
Neither the ACE board of directors nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.
Neither the ACE board of directors nor any committee thereof is required to obtain an opinion that the price that we are paying for Tempo is fair to us from a financial point of view. Neither the ACE board of directors nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the ACE board of directors and management conducted due diligence on Tempo. The ACE board of directors reviewed comparisons of selected financial data of Tempo with its peers in the industry and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of ACE’s shareholders.
Accordingly, investors will be relying solely on the judgment of the ACE board of directors and management in valuing Tempo, and the ACE board of directors and management may not have properly valued such businesses. The lack of a third party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.
We may be forced to close the Business Combination even if we determined it is no longer in our shareholders’ best interest.
Our public shareholders are protected from a material adverse event of Tempo arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their public shares for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the extraordinary general meeting. Accordingly, if a material adverse event were to occur after approval of the Condition Precedent Proposals at the extraordinary general meeting, we may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.
Additionally, if we do not obtain shareholder approval at the extraordinary general meeting, Tempo can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and the Agreement End Date. This could limit our ability to seek an alternative business combination that our shareholders may prefer after such initial vote.
Since the Sponsor and ACE’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Tempo is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.
When you consider the recommendation of ACE’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and ACE’s directors and officers have interests in such proposal that are different from, or in addition to, those of ACE shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

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If ACE does not consummate a business combination by October 13, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,595,000 ACE Class B ordinary shares owned by the Sponsor and initial shareholders and their permitted transferees, and the 155,000 ACE Class B ordinary shares directly owned by ACE’s independent directors and certain of its officers, in aggregate, would be worthless because following the redemption of the public shares, ACE would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the Sponsor if ACE fails to complete a business combination within the required period. The Sponsor purchased the ACE Class B ordinary shares prior to ACE’s initial public offering for approximately $0.004 per share and certain of ACE’s directors and executive officers, including Behrooz Abdi, have an economic interest in such shares. The 3,250,000 shares of New Tempo common stock that the Sponsor (including the independent directors, certain officers and initial shareholders of ACE and their permitted transferees, and excluding the Sponsor Related PIPE Investors) are expected to hold following the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $33.22 million based upon the closing price of $10.22 per public share on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of New Tempo common stock will be subject to certain restrictions, including those described above, ACE believes such shares have less value. The 6,600,000 New Tempo warrants into which the 6,600,000 private placement warrants held by the Sponsor and initial shareholders and their permitted transferees will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.19 million based upon the closing price of $0.18 per public warrant on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

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The Sponsor (including its representatives and affiliates) and ACE’s directors and officers may, in the future, become affiliated with entities that are engaged in a similar business to ACE. The Sponsor and ACE’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to ACE completing its initial business combination (assuming ACE has entered into the Merger Agreement). Moreover, certain of ACE’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. ACE’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to ACE, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in ACE’s favor and such potential business opportunities may be presented to other entities prior to their presentation to ACE, subject to applicable fiduciary duties under Cayman Islands Companies Act and Cayman Islands common law. ACE’s Cayman Constitutional Documents provide that ACE renounces its interest in any corporate opportunity offered to any director or officer of ACE which may be an opportunity for such director, on the one hand, or ACE, on the other.

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ACE’s existing and former directors and officers will be eligible for continued indemnification and continued coverage under ACE’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

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The Sponsor Related PIPE Investors have subscribed for $2,000,000 of the PIPE Investment, for which they will receive 200,000 shares of New Tempo common stock. The 200,000 shares which the Sponsor Related PIPE Investors have subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of approximately $2.04 million based upon the closing price of $10.22 per public share on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — ACE Convergence Acquisition Corp. — PIPE Subscription Agreements” for additional information.
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In the event that ACE fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, ACE will be required to provide for payment of claims of creditors that were not waived that may be brought against ACE within the ten years following such redemption. In order to protect the amounts held in ACE’s trust account, the Sponsor has agreed that it will be liable to ACE if and to the extent any claims by a third party (other than ACE’s independent auditors) for services rendered or products sold to ACE, or a prospective target business with which ACE has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of ACE’s initial public offering against certain liabilities, including liabilities under the Securities Act.

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In order to finance transaction costs in connection with ACE’s initial business combination (including any amounts which are currently outstanding), the Sponsor or an affiliate of the Sponsor, or certain of ACE’s officers and directors may, but are not obligated to, loan funds to ACE as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes that would each become due and payable in full, without interest, upon completion of ACE’s initial business combination, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to ACE’s private placement warrants. In the event that ACE does not complete its initial business combination within the prescribed time frame, ACE may use a portion of its working capital held outside of its trust account to repay any Working Capital Loans made to ACE, but no proceeds held in the trust account would be used to repay such Working Capital Loans, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to ACE pursuant to such Working Capital Loans. On August 12, 2020, ACE entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Sponsor, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility will be utilized to finance transaction costs in connection with the Business Combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a Business Combination. In return, ACE deposited $900,000 into an account held by ASIA-IO, from which the Company may make fund withdrawals for up to $1,500,000. As part of the Working Capital Facility, ASIA-IO waived the right to convert the Working Capital Loan into private placement warrants. Any outstanding amounts deposited with ASIA-IO upon the completion of a Business Combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of borrowings under the Working Capital Facility.

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On January 13, 2022, ACE entered into a Convertible Promissory Note (as amended and restated on June 30, 2022, the “Promissory Note”) with the Sponsor. Pursuant to the Promissory Note, the Sponsor has agreed that it will contribute to ACE as a loan (each loan being referred to herein as a “Contribution”) $0.03 for each Class A ordinary share of ACE that was not redeemed in connection with the shareholder vote to approve the extension of the deadline by which ACE must complete its initial business combination, for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the Business Combination and (ii) $1.5 million has been loaned. Up to $1.5 million of the loans may be settled in whole warrants to purchase Class A ordinary shares of ACE at a conversion price equal to $1.00 per warrant. The Contribution(s) will not bear any interest, and will be repayable by ACE to the Sponsor upon the earlier of the date by which ACE must complete an initial business combination and the consummation of the Business Combination. ACE’s board of directors will have the sole discretion whether to continue extending for additional months until $1.5 million in the aggregate has been loaned, and if ACE’s board of directors determines not to continue extending for additional months, the Sponsor’s obligation to make additional Contributions will terminate. If this occurs, ACE would wind up ACE’s affairs and redeem 100% of the outstanding public shares in accordance with the procedures set forth in ACE’s Third Amended and Restated Memorandum and Articles of Association. The maturity date of the Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Promissory Note may be prepaid at any time by ACE, at its election and without penalty, provided, however, that the Sponsor shall have a right to first convert such principal balance as described in Section 6 of the Promissory Note upon notice of such prepayment. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Promissory Note and it will be worthless. On June 30, 2022, ACE and the Sponsor amended and restated the Promissory Note in its entirety to, among other things, increase the aggregate principal amount available thereunder from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions.
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Pursuant to the Registration Rights Agreement, the Sponsor and ACE’s directors and officers will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Tempo common stock and warrants held by such parties following the consummation of the Business Combination.

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Ryan Benton, a director of ACE, is also Chief Financial Officer of Tempo and as such is an interested party to the Business Combination. Mr. Benton recused himself from the ACE board of directors meetings and certain votes regarding the Merger Agreement and the Business Combination.

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On July 1, 2022, ACE, Tempo and AEPI entered into the Bridge Note, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5.0 million, $2.5 million of which was advanced to Tempo prior to the date of the Bridge Note. As of the date hereof, an aggregate principal amount of $4.4 million has been advanced to Tempo under the Bridge Note. Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share, and the Bridge Note shall be deemed to have been paid in full. The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note may not be prepaid without AEPI’s written consent and prior to payment of all amounts owed under any Fee Deferral Agreements. The Bridge Note is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and all amounts owed under any Fee Deferral Agreements. In connection with the entry into the Bridge Note, on July 1, 2022, AEPI and ACE entered into the Bridge Subscription Agreement, pursuant to which AEPI agreed, at the closing of the Business Combination, to subscribe for up to 500,000 shares of New Tempo common stock at a purchase price of $10.00 per share. The number of shares AEPI has committed to purchase will be automatically reduced in an amount equal to (a) the difference between $5,000,000 and the Bridge Note Drawn Amount, divided by (b) $10.00, rounded up to the nearest whole share. Pursuant to the Bridge Subscription Agreement, ACE agreed to issue additional shares of New Tempo common stock to AEPI in the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $10.00 per share. In such case, AEPI will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to AEPI at the closing of the subscription and held by AEPI on the Measurement Date (as defined in the Bridge Subscription Agreement), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) and (B) the denominator of which is the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement). In the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $4.00, the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) shall be deemed to be $4.00.

The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “— Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
The personal and financial interests of the Sponsor and ACE’s directors and officers may have influenced their motivation in identifying and selecting Tempo as a business combination target, completing an initial business combination with Tempo and influencing the operation of the business following the initial business combination. In considering the recommendations of ACE’s board of directors to vote for the proposals, its shareholders should consider these interests.
The exercise of ACE’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in ACE’s shareholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require ACE to agree to amend the Merger Agreement, to consent to certain actions taken by Tempo or to waive rights that ACE is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Tempo’s business or a request by Tempo to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at ACE’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for ACE and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, ACE does not believe there will be any changes or waivers that ACE’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, ACE will circulate a new or amended proxy statement/prospectus and resolicit ACE’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.
Deferred underwriting fees in connection with the IPO and payable at the consummation of the Business Combination will not be adjusted to account for redemptions by the public stockholders; if the public stockholders exercise their redemption rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase.
The underwriters in the IPO are entitled to deferred underwriting commissions totaling $8.05 million upon the consummation of the Business Combination, such amounts being held in our trust account until the consummation of the Business Combination. Such amounts will not be adjusted to account for redemptions of ACE Class A ordinary shares by the public shareholders. Accordingly, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase as the number of shares of ACE Class A ordinary shares redeemed increases. In January 2022, public shareholders redeemed 14,797,723 public shares, or approximately 64.34%, in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination to July 13, 2022. Such redemption demands have been completed and such shares have been redeemed. As a result, approximately $148,079,821 was paid out of the trust account in connection with such redemptions. In July 2022, public shareholders redeemed 4,256,979 public shares, or approximately 51.90%, in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Such redemption demands have been completed and such shares have been redeemed. As a result, approximately $43,349,494 was paid out of the trust account in connection with such redemptions. There have been two redemption events: one in January 2022, in which 14,797,723 shares were redeemed, and one in July 2022, in which 4,256,979 shares were redeemed. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed. At an assumed redemption price of approximately $10.27 per share, including the expected proceeds received from the Promissory Note with the Sponsor: (a) if the remaining public shareholders exercise redemption rights with respect to 747,024 ACE Class A ordinary shares, 25% of the maximum redemption scenario, the amount of effective underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 40.94% (inclusive of the $4.6 million of underwriting commissions previously paid) of the aggregate proceeds from the IPO retained by ACE taking into account such redemptions; (b) if public shareholders exercise redemption rights with respect to 1,494,048 ACE Class A ordinary shares, 50% of the maximum redemption scenario, the amount of effective underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 54.46% (inclusive of the $4.6 million of underwriting commissions previously paid) of the aggregate proceeds from the IPO retained by ACE taking into account such redemptions; (c) if public shareholders exercise redemption rights with respect to 2,241,072 ACE Class A ordinary shares, 75% of the maximum redemption scenario, the amount of effective underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 81.32% (inclusive of the $4.6 million of underwriting commissions previously paid) of the aggregate proceeds from the IPO retained by ACE taking into account such redemptions; and (d) if public shareholders exercise redemption rights with respect to 2,988,096 ACE Class A ordinary shares, the maximum redemption scenario, the amount of effective underwriting commissions due to the underwriters upon the consummation of our initial business combination would (to the extent paid in cash) exceed the aggregate proceeds from the IPO retained by ACE taking into account such redemptions, and such commissions would be paid by New Tempo from other sources.
We and Tempo will incur significant transaction and transition costs in connection with the Business Combination.
We and Tempo have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Tempo may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by ACE at the Closing out of the funds available in the Trust Account.
The announcement of the proposed Business Combination could disrupt New Tempo’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.
Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on New Tempo’s business include the following:
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its employees may experience uncertainty about their future roles, which might adversely affect New Tempo’s ability to retain and hire key personnel and other employees;

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customers, suppliers, business partners and other parties with which New Tempo maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with New Tempo or fail to extend an existing relationship with New Tempo; and

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New Tempo has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact New Tempo’s results of operations and cash available to fund its business.
Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Tempo has identified all material issues or risks associated with Tempo, its business or the industries in which it competes. Furthermore, we cannot assure you that factors outside of Tempo’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New Tempo. Additionally, we have no indemnification rights against the Tempo Stockholders under the Merger Agreement and substantially all of the purchase price consideration will be delivered at the Closing.
Accordingly, any shareholders or warrant holders of ACE who choose to remain New Tempo stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/ prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
The historical financial results of Tempo and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Tempo’s actual financial position or results of operations would have been.
The historical financial results of Tempo included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a combined company during the periods presented or those New Tempo will achieve in the future. This is primarily the result of the following factors: (i) New Tempo will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) New Tempo’s capital structure will be different from that reflected in Tempo’s historical financial statements. New Tempo’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare New Tempo’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, ACE being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Tempo on the Closing Date and the number of ACE Class A ordinary shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New Tempo’s future operating or financial performance. New Tempo’s actual financial condition and results of operations may vary materially from New Tempo’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Tempo and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Tempo common stock or satisfy our other financial obligations.
Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Tempo. We and certain investors, the Tempo Stockholders, and directors and officers of Tempo and its affiliates will become stockholders of New Tempo. We will depend on Tempo for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to New Tempo common stock. The financial condition and operating requirements of Tempo may limit our ability to obtain cash from Tempo. The earnings from, or other available assets of, Tempo may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Tempo common stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our Business Combination.
We have a specified maximum redemption threshold. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.
The Merger Agreement provides that Tempo’s obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, (i) the amount of cash available in the trust account into which substantially all of the proceeds of our initial public offering and private placements of our warrants have been deposited for the benefit of ACE, certain of our public shareholders and the underwriters of our initial public offering (the “trust account”), after deducting the amount required to satisfy our obligations to our shareholders (if any) that exercise their rights to redeem their ACE Class A ordinary shares pursuant to the Cayman Constitutional Documents (but prior to payment of (a) any deferred underwriting commissions being held in the trust account and (b) any transaction expenses of ACE or its affiliates and Tempo) (such amount, the “Trust Amount”), plus (ii) the PIPE Investment Amount actually received by ACE prior to or substantially concurrently with the Closing, plus (iii) the Available Credit Amount, plus (iv) the Available Cash Amount (the sum of (i), (ii), (iii) and (iv), the “Available Acquiror Cash”), is at least equal to or greater than $10.0 million (the “Minimum Available Acquiror Cash Amount” and, such condition, the “Minimum Cash Condition”).
If the Available Cash is equal to or greater than $10.0 million, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of Tempo. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, the Merger Agreement provides that the obligations of ACE, Merger Sub and Tempo to consummate the Merger are conditioned on, among other things, that pursuant to the Cayman Constitutional Documents, in no event will ACE redeem public shares in an amount that would cause New Tempo’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
There can be no assurance that Tempo could and would waive the Minimum Cash Condition. Furthermore, as provided in the Cayman Constitutional Documents, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.
If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Acquiror Cash Amount in the trust account, the cash held by New Tempo and its subsidiaries (including Tempo) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future (other than the Sponsor’s commitment to provide us loans in order to finance transaction costs in connection with a business combination). The additional exercise of redemption rights with respect to a large number of our public shareholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of New Tempo after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.
The Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may, subject to compliance with applicable laws, elect to purchase shares or warrants from public shareholders, which may influence the vote on the Business Combination and reduce the public “float” of our securities.
Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the ACE redemption process (i.e., approximately $10.06 per share based on trust account figures as of March 31, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.
To the extent any such purchases are made by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, ACE will disclose in a Current Report on Form 8-K prior to the extraordinary general meeting the following: (i) the number of ACE public shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the ACE securityholders who sold to the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% security holders) who sold such public shares; and (v) the number of ordinary shares for which ACE has received redemption requests pursuant to its redemption offer.
The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of public shares electing to redeem and (z) ACE’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of Tempo on a fully diluted basis.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the Business Combination at the extraordinary general meeting and could decrease the chances that the Business Combination would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
ACE hereby represents that any SPAC securities purchased by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules restrictions on purchases would apply would not be voted in favor of approving the business combination transaction.
There are risks to ACE shareholders who are not affiliates of the Sponsor associated with becoming stockholders of New Tempo through the Business Combination rather than acquiring securities of Tempo directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of common stock and warrants in connection therewith, investors will not receive the benefit of any outside independent review of ACE’s and Tempo’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer-manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, ACE’s shareholders must rely on the information in this prospectus/proxy statement and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.
In addition, the Sponsor and certain of ACE’s executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of ACE’s shareholders generally. Such interests may have influenced the ACE Board in making its recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this prospectus/proxy statement. See the section titled “Business Combination Proposal  —  Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Future resales of common stock after the consummation of the Business Combination may cause the market price of New Tempo’s securities to drop significantly, even if New Tempo’s business is doing well.
Pursuant to the Lock-Up Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor and certain former stockholders of Tempo will be contractually restricted from selling or transferring any of their shares of common stock (not including the shares of New Tempo common stock that are expected to be issued in the PIPE Investment pursuant to the terms of the Third A&R PIPE Subscription Agreements) (the “Lock-up Shares”). Such restrictions begin at Closing and end on the earlier of (i) the date that is 365 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing date of the Merger that results in all of the public stockholders of New Tempo having the right to exchange their shares of New Tempo common stock for cash securities or other property, (iii) the day after the date on which the closing price of the New Tempo common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the Merger or (iv) the liquidation of New Tempo.
However, following the expiration of such lockup, the Sponsor and certain former stockholders of Tempo will not be restricted from selling shares of New Tempo’s common stock held by them, other than by applicable securities laws. Additionally, the Third Party PIPE Investors will not be restricted from selling any of their shares of our common stock following the Closing, other than by applicable securities laws. As such, sales of a substantial number of shares of New Tempo common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Tempo common stock. Upon completion of the Business Combination, the Sponsor and certain former stockholders of Tempo will collectively beneficially own approximately 65.1% of the outstanding shares of New Tempo common stock (not including the shares of New Tempo common stock that are expected to be issued in the PIPE Investment pursuant to the terms of the Third A&R PIPE Subscription Agreements), assuming that no additional public shareholders redeem their public shares in connection with the Business Combination. Assuming max redemption of 2,988,096 public shares in connection with the Business Combination, in the aggregate, the ownership of the Sponsor and certain former stockholders of Tempo would rise to 70.0% of the outstanding shares of New Tempo common stock (not including the shares of New Tempo common stock that are expected to be issued to Third Party PIPE Investors in the PIPE Investment pursuant to the terms of the Third A&R PIPE Subscription Agreements).
The shares held by the Sponsor and certain former stockholders of Tempo may be sold after the expiration of the applicable lock-up period under the Lock-Up Agreement. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Tempo’s share price or the market price of New Tempo common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
We are not registering the shares of New Tempo common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.
We are not registering the shares of New Tempo common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the Warrant

Agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance of such shares, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of our initial business combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of New Tempo common stock until the warrants expire or are redeemed. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if New Tempo’s common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and no exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of New Tempo common stock included in the units. There may be a circumstance where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the public warrants. In such an instance, the Sponsor and its permitted transferees (which may include our directors and executive officers) would be able to exercise their warrants and sell the ordinary shares underlying their warrants while holders of our public warrants would not be able to exercise their warrants and sell the underlying ordinary shares. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of New Tempo common stock for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise their warrants.
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).
Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.
Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.
The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If, after we distribute the proceeds in the trust account to our public shareholders, ACE files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Tempo is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Tempo as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Tempo after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal control over financial reporting is effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Tempo common stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
The public stockholders will experience immediate dilution as a consequence of the issuance of New Tempo common stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2022 Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of New Tempo.
Following the Business Combination, (1) ACE’s public shareholders are expected to own approximately 13.9% of the outstanding New Tempo common stock, (2) former Tempo stockholders (without taking into account any public shares held by Tempo Stockholders prior to the consummation of the Business Combination or shares of New Tempo stock issuable to holders of New Tempo Options) are expected to own approximately 51.3% of the outstanding New Tempo common stock, at a deemed value of $10.00 per share of New Tempo common stock and after giving effect to the Per Share Merger Consideration, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investors) are expected to collectively own approximately 20.6% of the outstanding New Tempo common stock (taking into account the SSA Exchange), (4) CFPI is expected to own approximately 4.1% of the outstanding New Tempo common stock and (5) the Third Party PIPE Investors (together with the Sponsor Related PIPE Investors, the “PIPE Investors”) are expected to own approximately 10.1% of the outstanding New Tempo common stock. These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the public and private warrants or options or issuance of any shares of New Tempo common stock in connection with the Tempo Earnout Shares, (iii) that (x) New Tempo issues or reserves for issuance 25,864,144 shares of New Tempo common stock to Tempo Stockholders as part of the Aggregate Merger Consideration pursuant to the Merger Agreement and (y) New Tempo issues 1,050,000 shares of New Tempo common stock to the PIPE Investors pursuant to the PIPE Investment and (v) 1,155,000 shares of New Tempo to CFPI. If the actual facts are different from these assumptions, the percentage ownership retained by current ACE shareholders and Tempo Stockholders in New Tempo will be different.
Certain Tempo current and former employees, directors and consultants currently hold equity awards covering Tempo common stock. You will experience additional dilution when those equity awards become vested and settled or exercisable, as applicable, for shares of New Tempo common stock.
The issuance of additional common stock will significantly dilute the equity interests of existing holders of ACE securities and may adversely affect prevailing market prices for our units, public shares or public warrants.
Warrants will become exercisable for New Tempo common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding private placement warrants to purchase an aggregate of 6,600,000 shares of New Tempo common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities, and outstanding public warrants to purchase an aggregate of 11,500,000 shares of New Tempo common stock will become exercisable. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our initial public offering, except as otherwise described in this proxy statement/prospectus. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Tempo common stock will be issued, which will result in dilution to the holders of New Tempo common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Tempo common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See “— Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.”
Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.
The warrants were issued in registered form under a Warrant Agreement between Continental, as warrant agent, and ACE. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 65% of the number of the then outstanding private placement warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of New Tempo common stock purchasable upon exercise of a warrant.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of New Tempo’s common stock for any twenty trading days within any thirty-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees. Following the Business Combination, New Tempo currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New Tempo’s board of directors and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.
Nasdaq may not list New Tempo’s securities on its exchange, and New Tempo may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in New Tempo’s securities and subject New Tempo to additional trading restrictions.
In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have New Tempo’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if New Tempo’s securities are listed on Nasdaq, New Tempo may be unable to maintain the listing of its securities in the future.
If New Tempo fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, Tempo would not be required to consummate the Business Combination. In the event that Tempo elected to waive this condition, and the Business Combination was consummated without New Tempo’s securities being listed on Nasdaq or on another national securities exchange, New Tempo could face significant material adverse consequences, including:
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a limited availability of market quotations for New Tempo’s securities;

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reduced liquidity for New Tempo’s securities;

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a determination that New Tempo common stock is a “penny stock” which will require brokers trading in New Tempo common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Tempo’s securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Tempo’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.
ACE’s and Tempo’s ability to consummate the Business Combination, and the operations of New Tempo following the Business Combination, may be materially adversely affected by the COVID-19 pandemic.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, the U.S. Department of Health and Human Services declared a public health emergency for the United States to aid the U.S., and on March 11, 2020, the World Health Organization characterized the COVID-19 outbreak as a “pandemic.”

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, business operations and the conduct of commerce generally, which may delay or prevent the consummation of the Business Combination, and the business of Tempo or New Tempo following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the spread of COVID-19 variants, the duration of the outbreak and speed of vaccinations, and the actions to contain COVID-19 or treat its impact, among others.
The parties will be required to consummate the Business Combination even if Tempo, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if Tempo is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, Tempo’s ability to consummate the Business Combination and New Tempo’s financial condition and results of operations following the Business Combination may be materially adversely affected. Each of Tempo and New Tempo may also incur additional costs due to delays caused by COVID-19, which could adversely affect New Tempo’s financial condition and results of operations.
Risks Related to New Tempo
Concentration of ownership among New Tempo’s executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.
Upon completion of the Business Combination, the stockholders of Tempo will own, directly or indirectly:

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approximately 51.3% of New Tempo’s outstanding common stock and the executive officers, directors of New Tempo and their affiliates as a group will beneficially own approximately 12.45% of the New Tempo outstanding common stock, assuming no redemption of the ACE public shares; or

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approximately 55.2% of New Tempo’s outstanding common stock and the executive officers, directors of New Tempo and their affiliates as a group will beneficially own approximately 13.34% of New Tempo’s outstanding common stock, assuming the max redemptions of 2,988,096 ACE public shares.

As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, appointment and removal of officers, any amendment of the amended and restated certificate of incorporation and approval of mergers and other business combination transactions requiring stockholder approval, including proposed transactions that would result in New Tempo stockholders receiving a premium price for their shares and other significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.
If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of ACE’s securities or, following the Closing, New Tempo’s securities, may decline.
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of ACE’s securities prior to the Closing may decline. The market values of New Tempo’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which ACE’s stockholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of New Tempo’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Tempo’s securities. Accordingly, the valuation ascribed to Tempo may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Tempo’s securities develops and continues, the trading price of New Tempo’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Tempo’s control. Any of the factors listed below could have a negative impact on your investment in New Tempo’s securities and New Tempo’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Tempo’s securities may not recover and may experience a further decline.
Factors affecting the trading price of New Tempo’s securities may include:
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actual or anticipated fluctuations in New Tempo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the market’s expectations about New Tempo’s operating results;

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success of competitors;

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failure to attract analyst coverage for New Tempo’s stock or one or more analysts ceasing coverage of New Tempo or failing to publish reports on New Tempo regularly;

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New Tempo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning New Tempo or the transportation industry in general;

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operating and share price performance of other companies that investors deem comparable to New Tempo;

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New Tempo’s ability to market new and enhanced services and technologies on a timely basis;

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changes in laws and regulations affecting New Tempo’s business;

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New Tempo’s ability to meet compliance requirements;

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commencement of, or involvement in, litigation involving New Tempo;

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changes in New Tempo’s capital structure, such as future issuances of securities or the incurrence of debt;

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the volume of New Tempo’s shares of common stock available for public sale;

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any major change in New Tempo’s board of directors or management;

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sales of substantial amounts of New Tempo’s shares of common stock by New Tempo’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New Tempo’s securities irrespective of New Tempo’s operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Tempo’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to New Tempo could depress New Tempo’s share price regardless of New Tempo’s business, prospects, financial conditions or results of operations. A decline in the market price of New Tempo’s securities also could adversely affect New Tempo’s ability to issue additional securities and New Tempo’s ability to obtain additional financing in the future.
New Tempo’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Tempo designed New Tempo’s disclosure controls and procedures to reasonably assure that information New Tempo must disclose in reports New Tempo files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Tempo believes that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.
Additional Risks Related to Ownership of New Tempo Common Stock Following the Business Combination and New Tempo Operating as a Public Company
The price of New Tempo’s common stock and warrants may be volatile.
Upon consummation of the Business Combination, the price of New Tempo common stock, as well as New Tempo warrants may fluctuate due to a variety of factors, including:
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changes in the industries in which New Tempo and its customers operate;

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developments involving New Tempo’s competitors;

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developments involving New Tempo’s suppliers;

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market demand and acceptance of New Tempo’s services;

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changes in laws and regulations affecting New Tempo’s business, including export control laws;

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variations in New Tempo’s operating performance and the performance of its competitors in general;

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actual or anticipated fluctuations in New Tempo’s quarterly or annual operating results;

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publication of research reports by securities analysts about New Tempo or its competitors or its industry;

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the public’s reaction to New Tempo’s press releases, its other public announcements and its filings with the SEC;

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actions by stockholders, including the sale by the Third Party PIPE Investors of any of their shares of New Tempo’s common stock;

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additions and departures of key personnel;

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commencement of, or involvement in, litigation involving New Tempo;

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changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of New Tempo common stock available for public sale; and

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general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New Tempo common stock and warrants regardless of the operating performance of New Tempo.
New Tempo does not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, New Tempo currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New Tempo’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.
Future resales of common stock after the consummation of the Business Combination may cause the market price of New Tempo’s securities to drop significantly, even if New Tempo’s business is doing well.
Pursuant to the Lock-Up Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor and certain former stockholders of Tempo will be contractually restricted from selling or transferring any of its shares of common stock (not including the shares of New Tempo common stock that are expected to be issued in the PIPE Investment pursuant to the terms of the Third A&R PIPE Subscription Agreements) (the “Lock-up Shares”). Such restrictions begin at Closing and end on the earlier of (i) the date that is 365 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing date of the Merger that results in all of the public stockholders of New Tempo having the right to exchange their shares of New Tempo common stock for cash securities or other property, (iii) the day after the date on which the closing price of the New Tempo common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the Merger or (iv) the liquidation of New Tempo.
However, following the expiration of such lockup, the Sponsor and certain former stockholders of Tempo will not be restricted from selling shares of New Tempo’s common stock held by them, other than by applicable securities laws. Additionally, the Third Party PIPE Investors will not be restricted from selling any of their shares of our common stock following the Closing, other than by applicable securities laws. As such, sales of a substantial number of shares of New Tempo common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Tempo common stock. Upon completion of the Business Combination, the Sponsor and certain former stockholders of Tempo will collectively beneficially own approximately 65.1% of the outstanding shares of New Tempo common stock (not including the shares of New Tempo common stock that are expected to be issued in the PIPE Investment pursuant to the terms of the Third A&R PIPE Subscription Agreements), assuming that no additional public shareholders redeem their public shares in connection with the Business Combination. Assuming max redemptions of 2,998,096 public shares in connection with the Business Combination, in the aggregate, the ownership of the Sponsor and certain former stockholders of Tempo would rise to 70.0% of the outstanding shares of New Tempo common stock (not including the shares of New Tempo common stock that are expected to be issued in the PIPE Investment pursuant to the terms of the Third A&R PIPE Subscription Agreements).
The shares held by Sponsor and certain former stockholders of Tempo may be sold after the expiration of the applicable lock-up period under the Lock-Up Agreement. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Tempo’s share price or the market price of New Tempo common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Tempo will incur increased costs as a result of operating as a public company, and New Tempo’s management will be required to devote substantial time to new compliance and investor relations initiatives.
As a public company, New Tempo will incur significant legal, accounting and other expenses that Tempo did not incur as a private company. New Tempo will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, require, among other things, that a public company establish and maintain effective disclosure and financial controls. As a result, New Tempo will incur significant legal, accounting and other expenses that Tempo did not previously incur. New Tempo’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.
Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to New Tempo when New Tempo ceases to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which New Tempo operates New Tempo’s business in ways New Tempo cannot currently anticipate.

New Tempo expects the rules and regulations applicable to public companies to substantially increase New Tempo’s legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of New Tempo’s management and personnel from other business concerns, they could have a material adverse effect on New Tempo’s business, financial condition and results of operations. The increased costs will decrease New Tempo’s net income or increase New Tempo’s net loss, and may require New Tempo to reduce costs in other areas of New Tempo’s business or increase the prices of New Tempo’s services. For example, New Tempo expects these rules and regulations to make it more difficult and more expensive for New Tempo to obtain director and officer liability insurance, and New Tempo may be required to incur substantial costs to maintain the same or similar coverage. New Tempo cannot predict or estimate the amount or timing of additional costs New Tempo may incur to respond to these requirements. The impact of these requirements could also make it more difficult for New Tempo to attract and retain qualified persons to serve on New Tempo’s board of directors, New Tempo’s board committees or as executive officers.
If New Tempo fails to maintain proper and effective internal controls over financial reporting, New Tempo’s ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in New Tempo’s financial reporting and the trading price of New Tempo’s common stock may decline.
Upon consummation of the Business Combination, New Tempo will be a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that New Tempo establish and periodically evaluate procedures with respect to New Tempo’s internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on New Tempo’s financial and management systems, processes and controls, as well as on New Tempo’s personnel.
In addition, as a public company, New Tempo will be required to document and test New Tempo’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that New Tempo’s management can certify as to the effectiveness of New Tempo’s internal control over financial reporting. For additional information related to the risks and uncertainties of New Tempo’s compliance with the Sarbanes-Oxley Act, see “Risk Factors — Tempo’s internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair Tempo’s ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on Tempo’s business.”
Changes in accounting rules and regulations, or interpretations thereof, could result in unfavorable accounting charges or require New Tempo to change New Tempo’s compensation policies.
Accounting methods and policies for public companies are subject to review, interpretation and guidance from New Tempo’s independent registered accounting firm and relevant accounting authorities, including the SEC. Changes to accounting methods or policies, or interpretations thereof, may require New Tempo to reclassify, restate or otherwise change or revise New Tempo’s consolidated financial statements.
We are currently an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
ACE is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or JOBS Act. As an emerging growth company, New Tempo will be able to follow reduced disclosure requirements and will not have to make all of the disclosures that public companies that are not emerging growth companies do. New Tempo will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which New Tempo has total annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of the initial public offering of ACE; (c) the date on which New Tempo has issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which New Tempo is deemed to be a large accelerated filer under the rules of the SEC, which means the market value of New Tempo’s common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. For so long as New Tempo remains an emerging growth company, New Tempo is permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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reduced disclosure obligations regarding executive compensation in New Tempo’s periodic reports, proxy statements and registration statements; and

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exemptions from the requirements of holding a non-binding advisory vote of stockholders on executive compensation, stockholder approval of any golden parachute payments not previously approved and having to disclose the ratio of the compensation of Tempo’s chief executive officer to the median compensation of Tempo’s employees.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New Tempo has elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, New Tempo’s financial statements may not be comparable to companies that comply with public company effective dates.
New Tempo may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies. New Tempo cannot predict whether investors will find New Tempo’s common stock less attractive if New Tempo relies on these exemptions. If some investors find New Tempo’s common stock less attractive as a result, there may be a less active trading market for New Tempo’s common stock and New Tempo’s share price may be more volatile.
New Tempo’s proposed certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between New Tempo and New Tempo’s stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, which could limit New Tempo’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Tempo or New Tempo’s directors, officers or employees.
New Tempo’s Proposed Certificate of Incorporation and Proposed Bylaws provide that, unless New Tempo consents in writing to the selection of an alternative forum, the (a) Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on New Tempo’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of New Tempo’s directors, officers, or stockholders to New Tempo or to New Tempo’s stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, New Tempo’s Proposed Certificate of Incorporation or Proposed Bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Tempo or New Tempo’s directors, officers, or other employees, which may discourage such lawsuits against New Tempo and New Tempo’s directors, officers, and other employees. Alternatively, if a court

Tempore finds the choice of forum provision contained in New Tempo’s Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, New Tempo may incur additional costs associated with resolving such action in other jurisdictions, which could harm New Tempo’s business, results of operations, and financial condition.
Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, New Tempo’s certificate of incorporation and bylaws provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. New Tempo’s stockholders will not be deemed to have waived New Tempo’s compliance with the federal securities laws and the rules and regulations thereunder.
Risks Related to the Consummation of the Domestication
The Domestication may result in adverse tax consequences for holders of ACE Class A ordinary shares and warrants.
U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of ACE Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may become subject to withholding tax on any amounts treated as dividends paid on New Tempo common stock after the Domestication.
A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) ACE Class A ordinary shares with a fair market value of less than $50,000 on the date of the Domestication will generally not recognize any gain or loss and will generally not be required to include any part of our earnings in income. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) ACE Class A ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of ACE stock entitled to vote and less than 10% or more of the total value of all classes of ACE stock, will generally recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its ACE Class A ordinary shares for New Tempo common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the ACE Class A ordinary shares held directly by such U.S. Holder. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of ACE stock entitled to vote or 10% or more of the total value of all classes of ACE stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the ACE Class A ordinary shares held directly by such U.S. Holder.
Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code, which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because we are a blank check company with no current active business, we believe that it is likely that ACE is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of ACE Class A ordinary shares to recognize gain on the exchange of ACE Class A ordinary shares for New Tempo common stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s ACE Class A ordinary shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. Holder who exchanges ACE warrants for newly issued New Tempo warrants; currently, however, the election mentioned above does not apply to ACE warrants (for discussion regarding the unclear application of the PFIC rules to ACE warrants, see “U.S. Federal Income Tax Considerations — PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of ACE. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
Upon consummation of the Business Combination, the rights of holders of New Tempo common stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of ACE Class A ordinary shares arising under the Cayman Islands Companies Act as well as our current amended and restated memorandum and articles of association.
Upon consummation of the Business Combination, the rights of holders of New Tempo common stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current amended and restated memorandum and articles of association and the Cayman Islands Companies Act and, therefore, some rights of holders of New Tempo common stock could differ from the rights that holders of ACE Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that New Tempo becomes involved in costly litigation, which could have a material adverse effect on New Tempo.
In addition, there are differences between the new organizational documents of New Tempo and the current constitutional documents of ACE. For a more detailed description of the rights of holders of New Tempo common stock and how they may differ from the rights of holders of ACE Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Tempo are attached as Annex H and Annex I, respectively, to this proxy statement/prospectus and we urge you to read them.
Delaware law and New Tempo’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of New Tempo common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of New Tempo’s board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:
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providing for a classified board of directors with staggered, three-year terms;

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the ability of New Tempo’s board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the Proposed Certificate of Incorporation does not provide for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the limitation of the liability of, and the indemnification of, New Tempo’s directors and officers;

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the ability of New Tempo’s board of directors to amend the bylaws, which may allow New Tempo’s board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

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advance notice procedures with which stockholders must comply to nominate candidates to New Tempo’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in New Tempo’s board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Tempo.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in New Tempo’s board of directors or management.
Risks if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.
Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.
Risks if the Domestication and the Business Combination are not Consummated
If we are not able to complete the Business Combination with Tempo by October 13, 2022 nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Cayman Constitutional Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.06 per share based on trust account figures as of March 31, 2022, and our warrants will expire worthless.
Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the outbreak of COVID-19 continues to grow in the U.S. and, while the extent of the impact of the outbreak on ACE will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of the COVID-19 may negatively impact New Tempo’s business following the Business Combination.
If ACE is not able to complete the Business Combination with Tempo by October 13, 2022, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to ACE’s Cayman Constitutional Documents ACE will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of ACE’s remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.06 per share based on trust account figures as of March 31, 2022, and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.
Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public shareholder properly elected to redeem, subject to certain limitations; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if we have not completed an initial business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of public warrants will not have any right to the proceeds held in the trust account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.
If we have not completed our initial business combination or validly extended beyond the combination deadline, our public shareholders may be forced to wait until after October 13, 2022 before redemption from the trust account.
If we have not completed our initial business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Cayman Constitutional Documents prior thereto.
If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.06 per share based on trust account figures as of March 31, 2022, and our warrants will expire worthless.
As of March 31, 2022, ACE had no cash held outside the trust account. Any cash held outside the trust account would be available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. Additionally, under the Working Capital Facility with ASIA-IO, ACE may access up to an aggregate amount of $1,500,000 to finance transaction costs in connection with the Business Combination, $900,000 of which was deposited by ACE as part of the agreement. Any outstanding amounts deposited with ASIA-IO upon the completion of a

Business Combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of borrowings under the Working Capital Facility.
Any funds available to us outside of the trust account may not be sufficient to allow us to operate until October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates are under any further obligation to advance funds to ACE in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.06 per share (based on trust account figures as of March 31, 2022) on our redemption of the public shares and the public warrants will expire worthless.
General Risk Factors
New Tempo may be subject to securities litigation, which is expensive and could divert management attention.
The market price of New Tempo’s common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Tempo may be the target of this type of litigation in the future. Securities litigation against New Tempo could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.
If analysts do not publish research about New Tempo’s business or if they publish inaccurate or unfavorable research, New Tempo’s stock price and trading volume could decline.
The trading market for the common stock of New Tempo will depend in part on the research and reports that analysts publish about its business. Tempo does not have any control over these analysts. If one or more of the analysts who cover New Tempo downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover New Tempo, demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering New Tempo in the future or fail to publish reports on it regularly.
Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement governing our warrants. As a result of the SEC Statement, we reevaluated the accounting treatment of our 11,500,000 public warrants and 6,600,000 private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.
As a result, included on our financial statements contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.
We identified material weaknesses in our internal control over financial reporting as of March 31, 2022. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
Following this issuance of the SEC Statement, on May 4, 2021, our management and our audit committee concluded that, in light of the SEC Statement, it was appropriate to restate our previously issued audited financial statements as of and for the period ended December 31, 2020 (the “Restatement”). See “— Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.” As part of such process, we identified a material weakness in our internal controls over financial reporting.
Additionally, as required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2022. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due to a material weakness in our internal control over financial reporting related to ACE’s accounting for complex financial instruments. Historically, a portion of our public shares were classified as permanent equity to maintain shareholders’ equity greater than $5 million on the basis that we will not redeem the public shares in an amount that would cause our net tangible assets to be less than $5,000,001, as described in our amended and restated memorandum and articles of association. Pursuant to our re-evaluation of the application of ASC 480-10-S99-3A to our accounting classification of our redeemable Class A ordinary shares, our management determined that the public shares include certain provisions that require classification of all of the public shares as temporary equity regardless of the net tangible assets redemption limitation contained in our amended and restated memorandum and articles of association. In addition, in connection with the change in presentation for the public shares, we determined we should restate our earnings per share calculation to allocate income and losses shared pro rata between the two classes of ordinary shares. This presentation contemplates a business combination as the most likely outcome, in which case, both classes of ordinary shares share pro rata in the income and losses of ACE. In connection with this material weakness, our management and our audit committee concluded that certain previously issued unaudited interim financial statements as of and for the three months ended March 31, 2021, and the three and six months ended June 30, 2021, should be restated. We also provided updated financial information for the period ended September 30, 2021, in a Quarterly Report on Form 10-Q/A filed on December 13, 2021. Additionally, management and our audit committee concluded the previously issued audited financial statements as of December 31, 2020, should be restated, which was filed in an Annual Report on Form 10-K/A, filed on December 13, 2021.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
We may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.
Following the issuance of the SEC Statement, our management and our audit committee concluded that it was appropriate to restate our previously issued audited financial statements as of December 31, 2020 and for the period ended December 31, 2020. See “— Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.” As part of the Restatement, we identified a material weakness in our internal controls over financial reporting.
Additionally, as described above, in connection with the material weakness related to ACE’s accounting for complex financial instruments, our management and our audit committee concluded that certain previously issued unaudited interim financial statements as of and for the three months ended March 31, 2021, and the three and six months ended June 30, 2021, should be restated. ACE also provided updated financial information for the period ended September 30, 2021, in a Quarterly Report on Form 10-Q/A filed on December 13, 2021. Additionally, management and our audit committee concluded the previously issued audited financial statements as of December 31, 2020, should be restated, which was filed in an Annual Report on Form 10-K/A, filed on December 13, 2021.
As a result of such material weaknesses, the restatements, the change in accounting for the warrants, the classification of all of the public shares as temporary equity, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatements and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete a Business Combination.
We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.
We are subject to, and may become a party to, a variety of litigation, other claims, suits, regulatory actions and government investigations and inquiries. For example, on January 7, 2021, ACE entered into an Agreement and Plan of Merger (the “Terminated Merger Agreement”) with Achronix Semiconductor Corp., a Delaware corporation (“Achronix”), and Merger Sub. In May 2021, the SEC informed ACE that it was investigating certain disclosures made in ACE’s Form S-4, originally filed with the SEC on February 10, 2021 (as amended from time to time, the “Achronix Form S-4”). On July 11, 2021, ACE and Achronix terminated the Terminated Merger Agreement in a mutual decision not to pursue the transactions contemplated thereby. On July 13, 2021, ACE withdrew the registration statement on Achronix Form S-4. On October 27, 2021, ACE received a letter from the SEC in connection with its investigation with the following response: “We have concluded the investigation as to ACE Convergence Acquisition Corp. (“ACE”). Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against ACE.”

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business or results of operations.
The results of litigation and other legal proceedings are inherently uncertain and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages or injunctive relief against us. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future.

 EXTRAORDINARY GENERAL MEETING OF ACE
General
ACE is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary general meeting of ACE to be held on           , 2022, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about         , 2022 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.
Date, Time and Place
The extraordinary general meeting will be held on          , 2022, at       a.m., Eastern Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 525 University Ave, Palo Alto, CA 94301, or virtually via live webcast at       , unless the extraordinary general meeting is adjourned.
Purpose of the ACE Extraordinary General Meeting
At the extraordinary general meeting, ACE is asking holders of ordinary shares to:

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consider and vote upon a proposal to approve by ordinary resolution and adopt the Merger Agreement attached to this proxy statement/prospectus as Annex A, pursuant to which, among other things, following the Domestication of ACE to Delaware, the Merger of Merger Sub with and into Tempo, with Tempo surviving the merger as a wholly owned subsidiary of New Tempo in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “Business Combination Proposal”);

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consider and vote upon a proposal to approve by special resolution, assuming the Business Combination Proposal is approved and adopted, the change of ACE’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);

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consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents, each to be effective upon the Domestication:

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to authorize the change in the authorized capital stock of ACE from 500,000,000 ACE Class A ordinary shares, 50,000,000 ACE Class B ordinary shares, and 5,000,000 ACE preferred shares, to 600,000,000 shares of New Tempo common stock and 20,000,000 shares of New Tempo preferred stock (“Organizational Documents Proposal A”);

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to authorize the board of directors of New Tempo (the “Board”) to issue any or all shares of New Tempo preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

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to provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal C”);

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to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively), including (1) changing the corporate name from “ACE Convergence Acquisition Corp.” to “Tempo Automation Holdings, Inc.,” (2) adopting Delaware as the exclusive forum for certain stockholder litigation, (3) removing certain provisions related to ACE’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which ACE’s board of directors believes is necessary to adequately address the needs of New Tempo after the Business Combination, (4) providing that no action shall be taken by stockholders of New Tempo, except at an annual or special meeting of stockholders, (5) removing limitations on the corporate opportunity doctrine, (6) requiring the approval of the holders of 66 2∕3% of the then-outstanding capital stock of New Tempo to amend specified provisions of the Proposed Certificate of Incorporation, and (7) requiring the approval of the Board or the holders of 66 2∕3% of the then-outstanding capital stock of New Tempo to amend the Proposed Bylaws (“Organizational Documents Proposal D”);
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consider and vote upon a proposal to approve by ordinary resolution, to elect directors who, upon consummation of the Business Combination, will be the directors of New Tempo (the “Director Election Proposal”), to be effective as of the Closing;

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consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of New Tempo common stock to (a) the PIPE Investors pursuant to the PIPE Investment and (b) the Tempo Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”), to be effective prior to or substantially concurrently with the Closing;

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consider and vote upon a proposal to approve by ordinary resolution, the Tempo Automation Holdings, Inc. 2022 Incentive Award Plan (the “Incentive Award Plan Proposal” and collectively with the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Stock Issuance Proposal, the “Condition Precedent Proposals”) in the form attached hereto as Annex J, to be effective prior to the Closing Date;

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consider and vote upon a proposal to approve by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”), to be effective as of the date of the extraordinary general meeting.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
Recommendation of ACE Board of Directors
ACE’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of ACE’s shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Record Date; Who is Entitled to Vote
ACE shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on       , 2022, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. ACE warrants do not have voting rights. As of the close of business on the record date, there were 9,695,298 ordinary shares issued and outstanding, of which 3,945,298 were issued and outstanding public shares.
The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and ordinary shares held by them, subject to the terms and conditions contemplated in the letter agreement, dated as of July 27, 2020. As of the date of the accompanying proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares. If ACE is not able to complete the Business Combination with Tempo or another business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.
Quorum
A quorum of ACE shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. While ACE shareholders will be permitted to observe the proceedings of the extraordinary general meeting virtually via live webcast, such shareholders will not be able to vote via live webcast, and such virtual participation will not be counted for the purposes of establishing a quorum. As of the record date for the extraordinary general meeting, 6,976,139 ordinary shares would be required to achieve a quorum.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to ACE but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.
Vote Required for Approval
The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.
The approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.
The Director Election Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the Organizational Documents Proposals, and, therefore, also conditioned on approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.
The Stock Issuance Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the Director Election Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.
The Incentive Award Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Incentive Award Plan Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.
The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.
Voting Your Shares
Each ACE ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
There are two ways to vote your ordinary shares at the extraordinary general meeting:
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You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by ACE’s board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Award Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•
You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way ACE can be sure that the broker, bank or nominee has not already voted your shares.
Revoking Your Proxy
If you are an ACE shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify ACE’s Secretary in writing before the extraordinary general meeting that you have revoked your proxy; or

•
you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali LLC, ACE’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing ACEV.info@investor.morrowsodali.com.
Redemption Rights
Pursuant to the Cayman Constitutional Documents, a public shareholder may request of ACE that New Tempo redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•
submit a written request to Continental, ACE’s transfer agent, that New Tempo redeem all or a portion of your public shares for cash; and

•
deliver your public shares to Continental, ACE’s transfer agent, electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on         , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.
Therefore, the election to exercise redemption rights occurs prior to the Domestication and the redemption is with respect to the New Tempo public shares that an electing public shareholder holds after the Domestication. For the purposes of Article 65 of ACE’s amended and restated memorandum and articles of association and the Cayman Islands Companies Act, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, New Tempo shall satisfy the exercise of redemption rights by redeeming the corresponding 3,945,298 public shares issued to the public shareholders that validly exercised their redemption rights.
Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, ACE’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the Business Combination Proposal.
If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ACE’s transfer agent, New Tempo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2022, this would have amounted to approximately $10.06 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Tempo common stock that will be redeemed immediately after consummation of the Business Combination.
If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. New Tempo public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, ACE’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that ACE’s transfer agent return the shares (electronically) to you. You may make such request by contacting Continental, ACE’s transfer agent, at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Continental, ACE’s transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (electronically) to Continental, ACE’s agent, at least two business days prior to the vote at the extraordinary general meeting. Shareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled. All demands for redemption made in connection with the shareholder votes to extend the date by which ACE must complete an initial business combination have been completed, and such shares have been redeemed.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without the prior consent of ACE. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash without the prior consent of ACE.
The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and ordinary shares held by them. As of the date of the accompanying proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares.
If ACE is not able to complete the Business Combination with Tempo or another business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.
Holders of the warrants will not have redemption rights with respect to the warrants.
The closing price of the public shares on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.22. As of March 31, 2022, funds in the trust account totaled approximately $82.6 million and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.06 per issued and outstanding public share (based on the number of public shares outstanding as of March 31, 2022).
With respect to the regulation of special purpose acquisition companies like ACE (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.
With regard to the SEC’s investment company proposals included in the SPAC Rule Proposals, while the funds in the trust account have, since ACE’s initial public offering, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940), on June 22, 2022, ACE instructed Continental Stock Transfer & Trust Company, the trustee managing the trust account, to hold all funds in the trust account in cash until the earlier of consummation of the Business Combination and liquidation of ACE.
Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ACE cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.
Appraisal Rights
Neither ACE’s shareholders nor ACE’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.
Proxy Solicitation Costs
ACE is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. ACE and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ACE will bear the cost of the solicitation.
ACE has hired Morrow Sodali LLC to assist in the proxy solicitation process. ACE will pay that firm a fee of $25,000 plus disbursements. Such fee will be paid with non-trust account funds.

ACE will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ACE will reimburse them for their reasonable expenses.
ACE Initial Shareholders
As of the date of this proxy statement/prospectus, there are 9,695,298 ordinary shares issued and outstanding, which include the 5,750,000 ACE Class B ordinary shares held by the Sponsor and initial shareholders and their permitted transferees, and the 3,945,298 public shares. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 18,100,000 warrants to acquire ordinary shares, which includes the 6,600,000 private placement warrants held by the Sponsor and initial shareholders and their permitted transferees, and the 11,500,000 public warrants.
Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the ACE redemption process (i.e., approximately $10.06 per share based on trust account figures as of March 31, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.
To the extent any such purchases are made by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, ACE will disclose in a Current Report on Form 8-K prior to the extraordinary general meeting the following: (i) the number of ACE public shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the ACE securityholders who sold to the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% security holders) who sold such public shares; and (v) the number of ordinary shares for which ACE has received redemption requests pursuant to its redemption offer.
The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of public shares electing to redeem and (z) ACE’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of Tempo on a fully diluted basis.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the Business Combination at the extraordinary general meeting and could decrease the chances that the Business Combination would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

BUSINESS COMBINATION PROPOSAL
ACE is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement. ACE shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection titled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
Because ACE is holding a shareholder vote on the Merger, ACE may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.
The Merger Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.
The Merger Agreement contains representations, warranties, and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about ACE, Tempo, or any other matter.
Structure of the Merger
On August 12, 2022, ACE entered into the Merger Agreement with Merger Sub and Tempo, pursuant to which, among other things, following the Domestication, (i) Merger Sub will merge with and into Tempo, the separate corporate existence of Merger Sub will cease and Tempo will be the surviving corporation and a wholly owned subsidiary of ACE and (ii) ACE will change its name to Tempo Automation Holdings, Inc.
Prior to and as a condition of the Merger, pursuant to the Domestication, ACE will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which ACE’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information, see “The Domestication Proposal.”
Immediately prior to the Effective Time, each share of the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series C-1 Preferred Stock (collectively, the “Tempo Preferred Stock”) will convert into one share of Tempo common stock (together with the Tempo Preferred Stock, the “Tempo Capital Stock”) (such conversion, the “Tempo Preferred Conversion”).
Consideration
Aggregate Merger Consideration
As a result of and upon the Closing, among other things, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion, as described above) as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of Tempo Options outstanding as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo Options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 23,500,000 shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, including, as applicable, a number of Tempo Earnout Shares (the “Aggregate Merger Consideration”). Additionally, Tempo has undertaken to use its commercially reasonable efforts to cause the holder of each outstanding and unexercised Tempo warrants to exercise such Tempo warrant in exchange for shares of Tempo common stock immediately prior to the effective time of the Merger. Holders of Tempo warrants may elect not to exercise such Tempo warrants in exchange for shares of Tempo common stock prior to the effective time of the Merger. Any Tempo warrants that remain issued and outstanding as of immediately prior to the Effective Time will be converted into warrants to purchase shares of New Tempo common stock on substantially similar terms to the Tempo warrants.
An additional 550,000 shares of New Tempo common stock are expected to be purchased (at a price of $10.00 per share) at the Closing by the PIPE Investors pursuant to the Third A&R PIPE Common Stock Subscription Agreements for a total aggregate purchase price of up to $5.5 million (the “PIPE Investment”). Certain investors originally subscribed for $25.0 million of ACE’s 12.0% convertible senior notes due 2025, but such subscription was terminated in January 2022 in connection with the subscription by Tor Asia and OCM for $200.0 million of 15.5% convertible senior notes, which subscription was terminated in July 2022. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination.
Treatment of Tempo Options
As a result of and upon the Closing (as defined below), among other things, all options to purchase shares of Tempo common stock (“Tempo Options”) will be converted into (i) options to purchase shares of New Tempo common stock (“New Tempo Options”) and (ii) the right to receive a number of Tempo Earnout Shares.
Subject to the terms of the Merger Agreement, each New Tempo Option will relate to the number of whole shares of New Tempo common stock (rounded down to the nearest whole share) equal to the number of shares of Tempo common stock subject to the applicable Tempo Option multiplied by Per Share Merger Consideration. The exercise price for each New Tempo Option will be equal to the exercise price per share of such Tempo Option in effect immediately prior to the Effective Time, divided by the Per Share Merger Consideration (rounded up to the nearest full cent).
Tempo Earnout Shares
Under the Merger Agreement, during the Earnout Period following the Closing but within the five-year period following the Closing Date, the Eligible Tempo Equityholders will have the right to receive up to 7,000,000 Tempo Earnout Shares on a pro rata basis in two equal tranches upon the occurrence of the Earnout Triggering Events. The Tempo Earnout Shares will vest in two equal tranches of 3,500,000 shares based on New Tempo achieving $15.0 million in quarterly sales revenue and upon New Tempo achieving quarterly Adjusted EBITDA of $5.0 million.
Closing
In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Representations and Warranties
The Merger Agreement contains representations and warranties of ACE, Merger Sub and Tempo, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See “— Material Adverse Effect” below. The representations and warranties of ACE are also qualified by information included in ACE’s public filings, filed, or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).
Representations and Warranties of Tempo
Tempo has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of Tempo and its subsidiaries, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Tempo benefit plans, labor relations, and employees, taxes, brokers’ fees, insurance, licenses, equipment and other tangible personal property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, information supplied, customers and vendors, government contracts and sufficiency of assets.
The representations and warranties of Tempo identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), the first and second sentences of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Due Authorization), Section 4.6 of the Merger Agreement (Capitalization of Tempo), Section 4.7 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.16 of the Merger Agreement (Brokers’ Fees) (collectively, the “Tempo Fundamental Representations”).
Representations and Warranties of ACE and Merger Sub
ACE and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listings and financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, Nasdaq stock market quotation, registration statement and proxy statement and proxy/registration statement, no outside reliance and no additional representations or warranties.
Survival of Representations and Warranties
Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.
Material Adverse Effect
Under the Merger Agreement, certain representations and warranties of Tempo are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of ACE are qualified in whole or in part by a material adverse effect on the ability of ACE to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Merger Agreement, a material adverse effect with respect to Tempo (“Tempo Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Tempo and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of Tempo to consummate the Merger.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Tempo Material Adverse Effect”:
(a)
any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;

(b)
any change in interest rates or economic, political, business or financial market conditions generally;

(c)
the taking of any action required by the Merger Agreement;

(d)
any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate;

(e)
any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f)
any failure of Tempo to meet any projections or forecasts (provided that this clause will not prevent a determination that any Event not otherwise excluded from this definition of Tempo Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Tempo Material Adverse Effect);

(g)
any Events generally applicable to the industries or markets in which Tempo and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers);

(h)
the announcement of the Merger Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Tempo and its subsidiaries (it being understood that this clause will be disregarded for purposes of the representation and warranties in Section 4.4 of the Merger Agreement and the corresponding condition to Closing);

(i)
any matter set forth on Tempo’s disclosure letter (the “Tempo Disclosure Letter”);

(j)
any Events to the extent actually known by certain individuals identified in ACE’s disclosure letter on or prior to the date of the Merger Agreement; or

(k)
any action taken by, or at the request of, ACE or Merger Sub.

Any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Tempo Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Tempo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Tempo and its subsidiaries conduct their respective operations (which will include the semiconductor and related technology industries generally), but only to the extent of the incremental disproportionate effect on Tempo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Tempo and its subsidiaries conduct their respective operations.
Covenants and Agreements
Tempo has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited financial statements, affiliate agreements and acquisition proposals.
ACE has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, Nasdaq listing, no solicitation by ACE, ACE’s conduct of business, post-closing directors and officers of ACE, domestication, indemnification, insurance, ACE public filings, PIPE subscriptions and stockholder litigation.

Conduct of Business by Tempo
Tempo has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as (i) otherwise explicitly contemplated by the Merger Agreement or the Ancillary Agreements (as defined below), (ii) required by applicable law or (iii) consented to by ACE in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of Tempo in the ordinary course consistent with past practice.
During the Interim Period, Tempo has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement, including the Tempo Disclosure Letter thereto, as contemplated by the Merger Agreement or the Ancillary Agreements, as required by applicable law, or as consented to by ACE in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied):
•
change or amend the governing documents of Tempo or any of Tempo’s subsidiaries or form or cause to be formed any new subsidiary of Tempo;

•
make or declare any dividend or distribution to stockholders of Tempo or make any other distributions in respect of any of Tempo’s capital stock or equity interests;

•
split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Tempo’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Tempo that remains a wholly owned subsidiary of Tempo after consummation of such transaction;

•
purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Tempo or its subsidiaries, except for (i) the acquisition by Tempo or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests (other than Tempo Options) of Tempo or its subsidiaries in connection with the forfeiture or cancellation of such interests, including, for the avoidance of doubt, redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities, (ii) transactions between Tempo and any wholly owned subsidiary of Tempo or between wholly owned subsidiaries of Tempo, (iii) the acquisition by Tempo of shares of Tempo common stock in connection with the surrender of shares of Tempo common stock by holders of Tempo Options in order to pay the exercise price of Tempo Options, and (iv) the withholding of shares of Tempo common stock to satisfy tax obligations with respect to Tempo Options, in each of clauses (iii) and (iv), solely to the extent in accordance with their terms as in effect as of the date of the Merger Agreement and previously disclosed to ACE;

•
enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts or any real property lease, other than in the ordinary course of business consistent with past practice or as required by law;

•
sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Tempo or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among Tempo and its wholly-owned subsidiaries or among its wholly-owned subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;

•
acquire any ownership interest in any real property;

•
other than as required by law or an existing benefit plan, (i) grant any severance, retention, change in control or termination or similar pay, except severance or termination pay (x) granted in connection with the termination of employment of any non-officer employee of Tempo or its subsidiaries in the ordinary course of business consistent with past practice or (y) granted in connection with the hiring of the persons set forth on the Tempo Disclosure Letter, (ii) make any change in the key management structure of Tempo or any of Tempo’s subsidiaries, including the hiring of additional officers or the termination of any employees at the level of director or above (other than hiring the persons set forth on the Tempo Disclosure Letter), other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any benefit plan (or any plan that would be a benefit plan if in effect on the date of the Merger Agreement), (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except salary, wage rate or target bonus opportunity increases to non-officer employees in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by Tempo or any of Tempo’s subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Tempo or any of Tempo’s subsidiaries;
•
waive the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of Tempo or its subsidiaries;

•
certify any labor union, labor organization, works council or group of employees of Tempo or its subsidiaries as the bargaining representative for any employees of Tempo or its subsidiaries;

•
acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•
(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Tempo or any subsidiary of Tempo or any subsidiary of Tempo or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person, in each case, other than (x) in the ordinary course of business consistent with past practice (in which case, the sum of (i) and (ii) shall not be in excess of $1,000,000 in the aggregate) or (y) as between Tempo and its subsidiaries;

•
(i) make or change any election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes executed on or prior to the Closing Date or enter into any tax sharing or similar agreement (other than any such agreement solely between Tempo and its existing subsidiaries and customary commercial contracts (or contracts entered into in the ordinary course of business) not primarily related to taxes), (v) settle any claim or assessment in respect of material taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute;

•
take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•
discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceeds $500,000, except as such obligations become due;

•
issue any additional shares of Tempo Capital Stock or securities exercisable for or convertible into Tempo Capital Stock or grant any additional Tempo Options or other equity or equity-based compensation, other than the issuance of Tempo common stock upon the exercise or settlement of Tempo Options in the ordinary course of business under the Tempo Automation, Inc. 2015 Incentive Award Plan and applicable award agreement, in each case, outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement;

•
adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Tempo or its subsidiaries (other than the Merger);

•
waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises only the payment of monetary damages in an amount less than $250,000 in the aggregate;

•
assign, transfer, pledge, grant to, or agree to grant to, or exclusively license to any person rights to any intellectual property that is material to Tempo and its subsidiaries, or dispose of, abandon or permit to lapse any rights to any intellectual property that is material to Tempo and its subsidiaries except for the expiration of Tempo-owned intellectual property in accordance with the applicable statutory term or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;
•
deliver, license or make available to any escrow agent or other person source code for any software owned by Tempo or any of its subsidiaries;

•
modify in any material respect any of the privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (i) to remediate any security issue, (ii) to enhance data security or integrity, (iii) to comply with applicable Law, or (iv) as otherwise directed or required by a governmental authority;

•
disclose or agree to disclose to any person (other than ACE or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Tempo or any of its Subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•
make or commit to make capital expenditures in an amount greater than $2,000,000 in the aggregate;

•
manage Tempo’s and its subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

•
terminate without replacement or fail to use reasonable efforts to maintain any license that is material to the conduct of the business of Tempo and its subsidiaries, taken as a whole;

•
(i) limit the right of Tempo or any of Tempo’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Tempo and its subsidiaries, taken as a whole;

•
terminate without replacement or amend in a manner materially detrimental to Tempo and its subsidiaries, taken as a whole, any insurance policy insuring the business of Tempo or any of Tempo’s subsidiaries; or

•
enter into any agreement to do any action specified above.

Conduct of Business of ACE
ACE has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement, it will, and will cause Merger Sub to, except as otherwise explicitly contemplated by the Merger Agreement (including as contemplated by the PIPE Investment), in connection with the Domestication or as consented to by Tempo in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice.
During the Interim Period, ACE has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or the Ancillary Agreements (as defined below), as consented to by Tempo in writing (which consent will not be unreasonably conditioned, withheld, delayed, or denied) or as required by applicable law:
•
change, modify or amend the Trust Agreement or the governing documents of ACE or Merger Sub, except as otherwise contemplated by the Condition Precedent Proposals;

•
(i) make or declare any dividend or distribution to the shareholders of ACE or make any other distributions in respect of any of ACE’s common stock or Merger Sub’s Capital Stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of ACE’s common stock or Merger Sub’s Capital Stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of ACE or Merger Sub other than a redemption of shares of ACE Class A ordinary shares effected in connection with the Merger;
•
(i) make or change any election in respect of material taxes, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any Governmental Authority in respect of material Taxes or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material tax attribute that would give rise to any claim or assessment in respect of material taxes;

•
take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent either the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•
other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of ACE or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•
except as contemplated by the 2022 Plan, (i) enter into, adopt or amend any benefit plan, or enter into any employment contract or collective bargaining agreement or (ii) hire any employee or any other individual to provide services to ACE or its subsidiaries following Closing;

•
incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Tempo or any of Tempo’s subsidiaries or guaranty any debt security of another person or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations other than (i) fees and expenses for professional services incurred in support of the transactions contemplated by the Merger Agreement and the Ancillary Agreements (as defined below) or in support of the ordinary course operations of ACE (which the parties agree shall include any indebtedness in respect of any working capital loan incurred in the ordinary course of business) or (ii) any indebtedness for borrowed money or guarantee (A) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, and (B) incurred between ACE and Merger Sub;

•
(i) issue any securities of ACE or securities exercisable for or convertible into securities of ACE, other than the issuance of the Aggregate Merger Consideration, (ii) grant any options, warrants or other equity-based awards with respect to securities of ACE, not outstanding on the date of the Merger Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any ACE warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•
enter into any agreement to do any of the above actions specified above.

Covenants of ACE
Pursuant to the Merger Agreement, ACE has agreed, among other things, to:
•
prior to the Closing Date, obtain approval for and adopt the 2022 Plan;

•
within two business days following the expiration of the sixty-day period after ACE has filed current Form 10 information with the SEC, file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to New Tempo’s common stock issuable under the 2022 Plan and use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

•
take certain actions so that the Trust Amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•
during the Interim Period, ensure ACE remains listed as a public company on Nasdaq and obtain approval for the listing of New Tempo common stock on Nasdaq from and after the Effective Time;

•
during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Merger Agreement;

•
subject to the terms of ACE’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

•
the Board shall be classified into three separate classes and consist of up to directors, which shall initially be designated by Tempo (with certain input from ACE for up to two (2) directors);

•
the Board shall have a majority of “independent” directors for the purposes of Nasdaq, each of whom shall serve in such capacity in accordance with the terms of the governing documents of New Tempo following the Effective Time; and

•
the initial officers of ACE will be as set forth in the Tempo Disclosure Letter (as may be updated by Tempo prior to Closing following written notice to ACE), who will serve in such capacities in accordance with the terms of the governing documents of New Tempo following the Effective Time;

•
subject to approval of ACE’s shareholders, cause the Domestication to become effective prior to the effective time of the Merger (see “Domestication Proposal”);

•
after the Effective Time, indemnify and hold harmless each present and former director and officer of Tempo and ACE and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;

•
maintain, and cause its subsidiaries to maintain for a period of not less than six (6) years from the Effective Time (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of Tempo immediately prior to the Effective Time and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by ACE’s, Tempo’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event will ACE be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by ACE or Tempo, as applicable, for such insurance policy for the year ended December 31, 2021;

•
on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Tempo and ACE with the post-Closing directors and officers of New Tempo, which indemnification agreements will continue to be effective following the Closing;

•
from the date of the Merger Agreement through the Effective Time, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•
except as otherwise approved in writing by Tempo (which approval shall not be unreasonably withheld, conditioned or delayed), not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the PIPE subscription agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby;

•
use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the PIPE subscription agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE subscription agreements to cause the PIPE Investors to pay to (or as directed by) ACE the applicable purchase price under each PIPE Investor’s applicable PIPE subscription agreement in accordance with its terms; and
•
prior to the Closing Date, promptly notify and keep Tempo reasonably informed of the status of any litigation brought or, to ACE’s knowledge, threatened in writing against ACE or its board of directors by any of ACE’s stockholders in connection with the Merger Agreement, any Ancillary Agreement or the transactions contemplated therein, and will provide Tempo with the opportunity to participate in, but not control, the defense of such litigation, give due consideration to Tempo’s advice with respect to such litigation and will not settle or any such litigation without the prior written consent of Tempo (such consent not to be unreasonably withheld, conditioned or delayed).

Covenants of Tempo
Pursuant to the Merger Agreement, Tempo has agreed, among other things, to:
•
subject to confidentiality obligations that may be applicable to information furnished to Tempo or any of its subsidiaries by third parties that may be in Tempo’s or any of its subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties will cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable law, afford ACE and its accountants, counsel and other representatives reasonable access during the Interim Period during normal business hours and with reasonable advance notice in such manner as to not materially interfere with the ordinary course of business of Tempo and its subsidiaries, to their respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives will all financial and operating data and other information concerning the affairs of Tempo and its subsidiaries that are in the possession of Tempo or its subsidiaries as such representatives may reasonably request (provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of Tempo or its subsidiaries without the prior written consent of Tempo;

•
provide to ACE and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of Tempo and its subsidiaries during the Interim Period, in each case, as ACE or such representative may reasonably request, (ii) prompt written notice of any material status updates in connection with any such legal proceedings or otherwise relating to any compliance and risk management matters or decisions of Tempo or its subsidiaries, and (iii) copies of any communications sent or received by Tempo or its subsidiaries in connection with such legal proceedings, matters and decisions;

•
at or prior to Closing, terminate and settle all Affiliate Agreements (as defined in the Merger Agreement) set forth in the applicable section of the Tempo Disclosure Letter without further liability to ACE, Tempo or any of its subsidiaries (other than as set forth in the applicable section of the Tempo Disclosure Letter);

•
during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction; and

•
prior to the Effective Time, use its commercially reasonable efforts to cause the holder of each Tempo warrant that is outstanding and unexercised to exercise such Tempo warrant in exchange for shares of Tempo common stock.

Joint Covenants of ACE and Tempo
In addition, each of ACE and Tempo has agreed, among other things, to take certain actions set forth below.
•
Each of ACE and Tempo will (and, to the extent required, will cause its affiliates to) comply promptly after the date of the Merger Agreement, and in any event no later than ten business days after the date of the Merger Agreement, with the notification and reporting requirements of the HSR Act.

•
Each of ACE and Tempo will (and will cause their affiliates to) substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement.

•
Each of ACE and Tempo will (and, to the extent required, will cause its affiliates to) (x) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and (y) take certain other actions to cooperate to avoid any Governmental Order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including sharing relevant information with the other parties thereto for such purposes and each paying one-half of any applicable antitrust filing fees (subject to, as applicable, a requirement to obtain Tempo’s prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement).

•
Each of ACE and Tempo will cooperate fully in preparing any required notifications to the U.S. Department of State, Directorate of Defense Trade Controls, and will ensure that any required notifications are filed within the timeframes specified in 22 C.F.R. § 122.4

•
ACE and Tempo will jointly prepare and ACE will file with the SEC the proxy statement/registration statement in connection with the registration under the Securities Act of (i) the shares of New Tempo common stock and warrants comprising such to be issued in connection with the Domestication and (ii) the shares of New Tempo common stock that constitute the Aggregate Merger Consideration.

•
Each of ACE and Tempo will use its reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement (as defined below) declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made (with respect to the proxy statement/prospectus), not misleading.

•
ACE will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate proxy statement to shareholders of ACE, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Condition Precedent Proposals, in each case in accordance with its governing documents then in effect and Nasdaq Listing Rule 5620(b), as applicable, for a date no later than thirty (30) business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of public shares of ACE to vote in favor of each of the Condition Precedent Proposals, and (iv) provide its shareholders (including the holders of ACE Class A ordinary shares) with the opportunity to elect to effect a Redemption.

•
Tempo will use its reasonable best efforts to obtain the requisite stockholder approval necessary to consummate the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Tempo Stockholder Approvals”), either by (i) written consent of collective holders of shares of Tempo Capital Stock sufficient to obtain Tempo Stockholder Approval promptly following the time at which the registration statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders or (ii) in the event Tempo is unable to obtain such written consent, by calling and holding a meeting of the stockholders of Tempo for the purpose of voting solely upon the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, as soon as reasonably practicable after the registration statement is declared effective under the Securities Act.
•
ACE and Tempo will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of ACE, Tempo, or their respective affiliates are required to obtain in order to consummate the Merger.

•
If the proxy statement relating to the ACE stockholders’ meeting has not been mailed to the stockholders of ACE by November 30, 2021, then as promptly as reasonably practicable after such date, ACE and Tempo will jointly prepare and ACE will file with the SEC the proxy statement/registration statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which ACE will (i) seek the approval of its stockholders for proposals to amend certain documents to extend the time period for ACE to consummate its business combination from January 30, 2022 (the “Extension Approval End Date”) to the date that is twelve (12) months after the date of the Merger Agreement (such proposals, the “Extension Proposals”) and (ii) use its reasonable efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC and have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing. Subsequent to the execution of the Merger Agreement, the Extension Proposals were approved by ACE’s shareholders on January 21, 2022.

•
Each of ACE and Tempo will use its commercially reasonable efforts to ensure that the information contained therein contains no untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made (with respect to the proxy statement/prospectus), not misleading.

•
ACE will (i) as promptly as practicable after the registration statement is declared effective under the Securities Act, (A) disseminate proxy statement to shareholders of ACE, (B) give notice, convene and hold a meeting of the shareholders to vote on the Extension Proposals, in each case in accordance with its governing documents then in effect and Nasdaq Listing Rule 5620(b), as applicable, for a date no later than three (3) business days prior to the Extension Approval End Date (or such later date as Tempo and ACE will agree), and (C) solicit proxies from the holders of public shares of ACE to vote in favor of each of the Extension Proposals, and (ii) provide its shareholders (including the holders of ACE Class A ordinary shares) with the opportunity to elect to effect a Redemption.

•
Each of Tempo and ACE will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of shares of Tempo Capital Stock or acquisitions of shares of New Tempo common stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule B-3 promulgated under the Exchange Act.

•
Each of Tempo and ACE will each, and will each cause their respective subsidiaries and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Merger Agreement.

•
ACE will use its reasonable best efforts to, and will instruct its financial advisors to, keep Tempo and its financial advisors reasonably informed with respect to the PIPE Investment and the rotation of the shares of New Tempo common stock during the period commencing on the date of announcement of the Merger Agreement or the transactions contemplated thereby until the Closing Date.

Closing Conditions
The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived or satisfied by the applicable parties to the Merger Agreement, the Merger may not be consummated.

There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.
Minimum Cash Condition
The Merger Agreement provides that the obligations of Tempo to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (i) transaction expenses of ACE and Tempo (such amount, the “Trust Amount”) plus the PIPE Investment actually received by ACE prior to or substantially concurrently with the Closing Date, plus the Available Credit Amount, plus the Available Cash Amount, is at least equal to $10.0 million (the “Minimum Cash Condition”). The Minimum Cash Condition is for the sole benefit of Tempo.
Conditions to the Obligations of Each Party
The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:
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the approval of the Condition Precedent Proposals by ACE’s shareholders will have been obtained (the “ACE Shareholder Approval”);

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Tempo Stockholder Approval shall have been obtained;

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the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

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the waiting period or periods (and any extension thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement and the (i) Sponsor Support Agreement, (ii) Tempo Holders Support Agreement, (iii) Registration Rights Agreement and (iv) Lock-Up Agreement (clauses (i), (ii), (iii) and (iv), collectively, the “Ancillary Agreements”), and any commitment to, or agreement (including any timing agreement) with, any governmental authority not to close the transactions contemplated by the Merger Agreement and the Ancillary Agreements, will have expired or been terminated (the “Antitrust Approval Condition”);

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there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties with respect to the transactions contemplated by the Merger Agreement and the Ancillary Agreements) or applicable law enjoining, preventing, making unlawful or prohibiting the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements (the “No Orders Condition”);

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ACE will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

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the shares of New Tempo common stock to be issued in connection with the Merger will be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Tempo common stock.

Conditions to the Obligations of ACE and Merger Sub
The obligations of ACE and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by ACE and Merger Sub:

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the representations and warranties of Tempo pertaining to the capitalization of Tempo will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

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each of the Tempo Fundamental Representations (other than those portions of the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

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each of the remaining representations and warranties of Tempo contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Tempo Material Adverse Effect; and

•
each of the covenants of Tempo to be performed as of or prior to the Closing will have been performed in all material respects (subject to a 20-day cure period).

Conditions to the Obligations of Tempo
The obligation of Tempo to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Tempo:
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each of the representations and warranties of ACE regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;

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each of the ACE Fundamental Representations (other than those portions of the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

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each of the other representations and warranties of ACE contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of Merger Agreement which are contemplated or expressly permitted by Merger Agreement or the Ancillary Agreements;

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each of the covenants of ACE to be performed as of or prior to the Closing will have been performed in all material respects;

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the Domestication will have been completed as contemplated by the Merger Agreement and a time- stamped copy of the certificate issued by the Delaware Secretary of State in relation thereto will have been delivered to Tempo (for additional information, see “Domestication Proposal”); and

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the Minimum Cash Condition. For more information, see “— Minimum Cash Condition” above.

Termination; Effectiveness
The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:
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by written consent of Tempo and ACE;

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by Tempo or ACE if any governmental authority has enacted, issued, promulgated, enforced or entered any Governmental Order or applicable law which has become final and nonappealable and has the effect of making consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements (provided, however, that the right to terminate the Merger Agreement under this right to terminate shall not be available to any party whose material breach of any provision of the Merger Agreement has been the primary cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entry of such Governmental Order or applicable law);

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by Tempo if the ACE Shareholder Approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of ACE’s shareholders duly convened therefor or at any adjournment or postponement thereof;

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by Tempo if there has been a modification in recommendation of the board of directors of ACE with respect to any of the Condition Precedent Proposals;

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prior to the Closing, by written notice to Tempo from ACE in the event of certain uncured breaches on the part of Tempo, except if the breach by Tempo is curable by Tempo through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Tempo of notice from ACE of such breach, but only as long as Tempo continues to use its respective reasonable best efforts to cure such breach, such termination shall not be effective, or if the Closing has not occurred on or before January 30, 2022 or, if the Extension Proposals are approved (which approval occurred, subsequent to the execution of the Merger Agreement, on January 21, 2022), October 13, 2022;

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by ACE, if Tempo shall not have obtained approval from its stockholders of the Merger Agreement and the transactions contemplated within five business days after the Registration Statement has been declared effective by the SEC; or

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prior to the Closing, by written notice to ACE from Tempo in the event of certain uncured breaches on the part of ACE or Merger Sub, except if the breach by ACE is curable by ACE through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by ACE of notice from Tempo of such breach, but only as long as ACE continues to use its respective reasonable best efforts to cure such breach, such termination shall not be effective, or if the Closing has not occurred on or before the Agreement End Date, unless Tempo is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of Tempo, ACE or Merger Sub, as the case may be, for any willful breach of the Merger Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement that will survive any termination of the Merger Agreement.
Waiver; Amendments
No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.
Fees and Expenses
If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, New Tempo will, upon the consummation of the Merger and release of proceeds from the trust account, pay or cause to be paid all accrued and unpaid transaction expenses and pay or cause to be paid any transaction expenses of ACE or its affiliates and Tempo (including the Sponsor). ACE and Tempo will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, ACE entered into a sponsor support agreement, with the Sponsor, certain of ACE’s directors, officers and initial shareholders and their permitted transferees, and Tempo, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B-1, as amended by the amendments thereto, dated as of July 6, 2022 and August 12, 2022, copies of which are attached as Annexes B-2 and B-3, respectively, to this proxy statement/prospectus (as may be further amended, the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and each director of ACE agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The Sponsor also agreed to waive any and all anti-dilution rights.
The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of ACE and (c) the written agreement of ACE, the Sponsor, and Tempo. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.
On July 6, 2022, the parties to the Sponsor Support Agreement entered into the First SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,595,000 shares of New Tempo common stock (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 2,000,000 Class A ordinary shares of ACE (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and (ii) immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to

(A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of New Tempo common stock generally.
On August 12, 2022, the parties to the Sponsor Support Agreement entered into the Second SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,095,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 500,000 shares of New Tempo common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of New Tempo common stock generally.
Tempo Holders Support Agreement
In connection with the execution of the Merger Agreement, ACE entered into a support agreement with Tempo and certain stockholders of Tempo (the “Tempo Stockholders”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Tempo Holders Support Agreement”). Pursuant to the Tempo Holders Support Agreement, certain Tempo Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Tempo Holders Support Agreement.
Pursuant to Tempo Holders Support Agreement, Tempo Stockholders also agreed to, among other things, (a) exercise all of Tempo Stockholders’ Tempo warrants in full on a cashless basis or terminate such warrants without exercise, as applicable, in accordance with their respective terms, (b) convert each share of Tempo Preferred Stock into one share of Tempo common stock, (c) vote, consent or approve all of such Tempo Stockholders’ subject shares held at such time in favor of Tempo’s governing documents or Tempo financing agreements or otherwise sought with respect to the Merger Agreement or the transactions contemplated thereby, and (d) vote all of such Tempo Stockholders’ subject shares against and withhold consent with respect to any merger, purchase of all or substantially all of Tempo’s assets or other business combination transaction (other than the Merger Agreements and the transactions contemplated thereby).
Tempo Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Tempo Holders Support Agreement) and (b) as to each Company Stockholder (as defined in Tempo Holders Support Agreement), upon the written agreement of ACE, Tempo and such Company Stockholder. Upon such termination of Tempo Holders Support Agreement, all obligations of the parties under Tempo Holders Sponsor Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of Tempo Holders Support Agreement will not relieve any party thereto from liability arising in respect of any breach of Tempo Holders Sponsor Agreement prior to such termination.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, New Tempo, the Sponsor, other parties to the Sponsor Support Agreement and certain former stockholders of Tempo (the “Tempo Holders”), will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Tempo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Tempo common stock and other equity securities of New Tempo hat are held by the parties thereto from time to time.
The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by ACE, Sponsor, and the other parties thereto in connection with ACE’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the Registration Rights Agreement and (b) with respect to any Holder (as defined therein), on the date that such Holder no longer holds any Registrable Securities (as defined therein).
Lock-Up Agreements
Pursuant to the terms of the lock-up agreement between New Tempo, the Sponsor and certain former stockholders of Tempo (the “Lock-Up Agreement”), each party to the agreement has agreed that it will not, without the prior written consent of New Tempo during a lock-up period of 365 days, unless earlier released, and subject to customary exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any shares of New Tempo common stock or any securities convertible into or exercisable or exchangeable for New Tempo common stock issued or issuable to such party pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, if at any time before 365 days after the Closing, (x) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing results in all of the public stockholders of Tempo having the right to exchange their shares of New Tempo common stock for cash securities or other property, or (y) the closing price of the New Tempo common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the Closing, then each party’s Lock-Up Shares will be automatically released from the lock-up restrictions, in the case of clause (y) above, as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.
PIPE Subscription Agreements
In connection with the execution of the Merger Agreement, ACE entered into (i) the Original PIPE Common Stock Subscription Agreements with certain investors pursuant to which such investors agreed to purchase 8.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment amount of $82.0 million, and (ii) the Affiliate Subscription Agreement.
In January 2022, the Affiliate Subscription Agreement was terminated in its entirety in accordance with its terms, and ACE and Tempo entered into a subscription agreement with OCM and Tor Asia, pursuant to which Tor Asia and OCM agreed to purchase $200.0 million of ACE’s 15.5% convertible senior notes. On July 30, 2022, OCM delivered notice of termination of such subscription, effective immediately. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination.
On March 16, 2022, ACE entered into Amended and Restated Subscription Agreements, which amended and restated the Original PIPE Common Stock Subscription Agreements in their entirety, pursuant to which certain investors agreed to purchase 10.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment of $102.0 million.

On July 6, 2022, ACE entered into Second Amended and Restated Subscription Agreements (the “Second A&R Subscription Agreements”) with certain investors, which amended and restated the Amended and Restated Subscription Agreements in their entirety.
Prior to the Closing, ACE intends to enter into Third A&R PIPE Subscription Agreements with each of the PIPE Investors, which will amend and restate the applicable Second Amended and Restated Subscription Agreements in their entirety. Pursuant to the Third A&R PIPE Subscription Agreements, ACE will agree to issue additional shares of New Tempo common stock to each PIPE Investor in the event that the volume weighted average price per share of New Tempo common stock (the “Measurement Period VWAP”) during the 30 days commencing on the date on which a registration statement registering the resale of the shares of New Tempo common stock acquired by such PIPE Investors (the “PIPE Resale Registration Statement”) is declared effective is less than $10.00 per share. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement (the “Measurement Date”) multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined below) and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $4.00 (the “Price Floor Value”), the Adjustment Period VWAP shall be deemed to be the Price Floor Value.
ACE will also agree to issue up to 500,000 additional shares of New Tempo common stock to each such PIPE Investor in the event that the Additional Period VWAP (as defined below) is less than the Adjustment Period VWAP. In such case, each such PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the lesser of (1) such PIPE Investor’s pro rata portion of 500,000 additional shares of New Tempo common stock, and (2) (i) (A) (x) the number of shares issued to such PIPE Investor pursuant to such subscription agreement and held by such PIPE Investor on the last day of the 30 calendar day period ending on the date that is 15 months following the closing of the subscriptions (such 30 calendar day period, the “Additional Period”), times (y) the Adjustment Period VWAP, minus the average of the volume weighted average price of a share of New Tempo common stock determined for each of the trading days during the Additional Period (the “Additional Period VWAP”), minus (B) the number of PIPE Incentive Shares, times the Additional Period VWAP, divided by (ii) the Additional Period VWAP.
Additionally, ACE will agree to issue up to 2,000,000 additional shares (the “PIPE Incentive Shares”) to such PIPE Investors on a pro rata basis with respect to each PIPE Investor’s subscription amount as an incentive to subscribe for and purchase the shares under the Third A&R PIPE Subscription Agreements.
Notwithstanding the foregoing, in the event that New Tempo consummates a strategic transaction during the 15-month period beginning on the closing date, then the measurement date for the issuance of such additional shares shall be one day prior to the closing date of such strategic transaction, and the Additional Period VWAP will be deemed to equal the price per share paid or payable to the holders of outstanding shares of New Tempo common stock in connection with such strategic transaction. If such price is payable in whole or in part in the form of consideration other than cash, the value of such consideration will be (a) with respect to any securities, (i) the average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed, averaged over a period of 30 trading days ending on the day as of which such value is being determined and the 29 consecutive days preceding such day, or if the information contemplated by the preceding clause (i) is not practically available, then the fair value of such securities as of the date of valuation as determined in accordance with the succeeding clause (b), and (b) with respect to any other non-cash assets, the fair value thereof as of the date of valuation, as determined by an independent, nationally recognized valuation firm reasonably selected by New Tempo, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale).
One of the PIPE Investors’ Third A&R PIPE Subscription Agreement will provide that, if such PIPE Investor is an Eligible Investor (defined as any subscriber in the offering who is not a beneficial or record owner of ACE’s equity or an affiliate of ACE prior to the Initial Closing (as defined therein)), if, after the date of the Third A&R PIPE Subscription Agreements, such PIPE Investor acquires ownership of Class A Ordinary Shares of ACE in the open market or in privately negotiated transactions with third parties

(along with any related rights to redeem or convert such shares in connection with the Redemption) at least five business days prior to ACE’s extraordinary general meeting to approve the Business Combination, and such PIPE Investor does not redeem or convert such shares in connection with the Redemption (including revoking any prior redemption or conversion elections made with respect to such shares), the number of shares such PIPE Investor (only if an Eligible Investor) will be obligated to purchase under its Third A&R PIPE Subscription Agreement shall be reduced by the number of PIPE Non-Redeemed Shares.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Third A&R PIPE Subscription Agreements will be conditioned upon, among other things, (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Third A&R PIPE Subscription Agreements and (ii) satisfaction or waiver of all conditions precedent to the Closing under the Merger Agreement. The closings under the Third A&R PIPE Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see “Business Combination Proposal — Related Agreements — PIPE Subscription Agreements.”
We note that Citi, in its role as a placement agent that advised ACE in connection with the PIPE Investment, has resigned from its role in such capacity and waived all fees associated with such engagement. The placement agency services being provided by Citi in connection with the PIPE Investment were substantially complete at the time of its resignation, with any fees payable to Citi for such services contingent upon the closing of the Merger. The Company does not expect that the PIPE Investment will be impacted by Citi’s resignation. Committed and potential investors in the PIPE Investment have been informed of Citi’s resignation, and no investors have revised or withdrawn their respective commitments in light of that information. The PIPE Investment is not contingent upon any continued involvement by Citi in the transactions and, pursuant to the subscription agreements relating to the PIPE Investment, each investor in the PIPE Investment specifically has disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents, including Citi, in connection with such investment. See “— Recent Developments.”
Resignation of Citi
We note that Citi, in its role as a placement agent that advised ACE in connection with the PIPE Investment, has resigned from its role in such capacity and waived all fees associated with such engagement. The placement agency services being provided by Citi in connection with the PIPE Investment were substantially complete at the time of its resignation, with any fees payable to Citi for such services contingent upon the closing of the Merger. The Company does not expect that the PIPE Investment will be impacted by Citi’s resignation. Committed and potential investors in the PIPE Investment have been informed of Citi’s resignation, and no investors have revised or withdrawn their respective commitments in light of that information. The PIPE Investment is not contingent upon any continued involvement by Citi in the transactions and, pursuant to the subscription agreements relating to the PIPE Investment, each investor in the PIPE Investment specifically has disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents, including Citi, in connection with such investment. See “Summary — Recent Developments.”
Cantor Share Purchase Agreement
On March 16, 2022, ACE entered into the Cantor Purchase Agreement with CFPI relating to the Facility. Pursuant to the Cantor Purchase Agreement, New Tempo will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $100.0 million of New Tempo common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, New Tempo will issue to Cantor a number of shares of New Tempo common stock equal to the quotient of $3,500,000 divided by the fair market value of a share of New Tempo common stock on the earlier of (i) the trading day immediately prior to the filing of a resale registration statement with respect to the shares of New Tempo common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to New Tempo with respect to such commitment fee.
Sales of New Tempo common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by New Tempo from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of New Tempo common stock and determinations by New Tempo regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of New Tempo common stock are sold to CFPI. New Tempo expects to use the proceeds from any sales under the Cantor Purchase Agreement for the payment of certain transaction expenses relating to the Business Combination and working capital and general corporate purposes.
Following the closing of the Business Combination, and upon the initial satisfaction of the conditions to CFPI’s obligation to purchase shares of New Tempo common stock set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by CF Principal of such shares of New Tempo common stock under the Securities Act (the “Initial Resale Registration Statement”) is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, New Tempo will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of New Tempo as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of New Tempo common stock that the Company elects to sell to Cantor pursuant to the Purchase Agreement will be 97% of the volume weighted average price of the shares of New Tempo common stock during the applicable purchase date on which the Company has timely delivered written notice to CFPI directing it to purchase shares of New Tempo common stock under the Cantor Purchase Agreement.
In connection with the execution of the Cantor Purchase Agreement, the Company agreed to issue shares of New Tempo common stock to CFPI as consideration for its irrevocable commitment to purchase the shares of New Tempo common stock upon the terms and subject to the satisfaction of the conditions set forth in the Cantor Purchase Agreement. The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreements were made only for purposes of the Cantor Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.
The Company has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice. No termination of the Cantor Purchase Agreement alter or otherwise affect the Company’s obligations under the Cantor Registration Rights Agreement.
Cantor Registration Rights Agreement
In connection with the Company’s entry into the Cantor Purchase Agreement, on March 16, 2022, the Company and CFPI entered into the Cantor Registration Rights Agreement, pursuant to which New Tempo will agree to register for resale, pursuant to Rule 415 under the Securities Act, the shares of New Tempo common stock that are sold to CFPI under the Facility, including the shares of New Tempo common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of New Tempo common stock, from time to time.
ACE Securities Purchase Agreement
On March 16, 2022, ACE entered into the ACE Securities Purchase Agreement, pursuant to which ACE SO3 agreed to purchase an unsecured subordinated convertible note due 39 months from its date of issuance in the principal amount of $20,000,000 from the Company in connection with the closing of the Business Combination. On July 1, 2022, ACE and ACE SO3 terminated the ACE Securities Purchase Agreement.
Backstop Subscription Agreement
In connection with the execution of the Merger Agreement, ACE entered into a Backstop Subscription Agreement with the Backstop Investor, pursuant to which the Backstop Investor committed to purchase up to an additional 3.000,000 shares of New Tempo common stock, for an aggregate amount of up to

$30.0 million, to backstop the Minimum Available Acquiror Cash Amount. On March 16, 2022, ACE and the Backstop Investor terminated the Backstop Subscription Agreement.
Bridge Notes
On July 1, 2022, ACE, Tempo and ACE Equity Partners International Pte. Ltd. (“AEPI”) entered into an Unsecured Subordinated Convertible Note (the “Bridge Note”) due September 30, 2022, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5.0 million, $2.5 million of which was advanced to Tempo prior to the date of the Bridge Note. As of the date hereof, an aggregate principal amount of $4.4 million has been advanced to Tempo under the Bridge Note.
Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time (the “Bridge Note Drawn Amount”) will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share (such shares, the “Bridge Note Conversion Shares”), and the Bridge Note shall be deemed to have been paid in full.
The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note may not be prepaid without AEPI’s written consent and prior to payment of all amounts owed under any Fee Deferral Agreements (as defined in the Bridge Note). The Bridge Note is subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Bridge Note) and all amounts owed under any Fee Deferral Agreements.
On August 11, 2021, Tempo and Point72 Ventures Investments, LLC entered into a term sheet (the “Convertible Note Term Sheet”), pursuant to which the parties agreed to preliminary terms for a convertible note financing. Pursuant to the terms of the Convertible Note Term Sheet, Tempo would issue up to $2.5 million in unsecured convertible promissory notes (the “Proposed Notes”) to Point72 Ventures Investments, LLC and certain other affiliated investors, including ACE, LuxVentures IV, L.P. and SQN. The Proposed Notes would bear interest at a rate of 10% per annum and, except with the written consent of the holders of the Proposed Notes, would not be eligible for prepayment. Unless accelerated as the result of an event of default, the Proposed Notes would mature 12 months from the initial issuance and sale of the Proposed Notes. Upon the closing of the Business Combination, consummation of a qualified financing, or consummation of an initial public offering or direct listing, all outstanding amounts under the Proposed Notes, together with all accrued and unpaid interest thereon, as of such time would automatically convert in full into a number of shares of Tempo preferred stock having terms equivalent to the terms of Tempo’s most senior preferred stock. The definitive agreement, if any, relating to the Proposed Notes would contain customary covenants and events of default. Closing of the issuance of the Proposed Notes would be subject to customary closing conditions.
Bridge Subscription Agreement
In connection with the entry into the Bridge Note, on July 1, 2022, AEPI and ACE entered into a Subscription Agreement (the “Bridge Subscription Agreement”), pursuant to which AEPI agreed, at the closing of the Business Combination, to subscribe for up to 500,000 shares of New Tempo common stock at a purchase price of $10.00 per share. The number of shares AEPI has committed to purchase will be automatically reduced in an amount equal to (a) the difference between $5,000,000 and the Bridge Note Drawn Amount, divided by (b) $10.00, rounded up to the nearest whole share.
Pursuant to the Bridge Subscription Agreement, ACE agreed to issue additional shares of New Tempo common stock to AEPI in the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $10.00 per share. In such case, AEPI will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to AEPI at the closing of the subscription and held by AEPI on the Measurement Date (as defined in the Bridge Subscription Agreement), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) and (B) the denominator of which is the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement).

In the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $4.00, the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) shall be deemed to be $4.00.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Bridge Subscription Agreement is conditioned upon, among other things, (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Bridge Subscription Agreement and (ii) satisfaction or waiver of all conditions precedent to the closing of the Business Combination. The closing under the Bridge Subscription Agreement will occur substantially concurrently with the closing of the Business Combination. The Bridge Subscription Agreement also provides that New Tempo shall, within 30 business days after the consummation of the Business Combination, file a registration statement to register the resale of the shares issued pursuant to the Bridge Subscription Agreement and any Bridge Note Conversion Shares. AEPI also agreed to waive any claims that it has or may have in the future, as a result of, or arising out of, the Bridge Subscription Agreement, with respect to the trust account. The Bridge Subscription Agreement will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of ACE and AEPI, (iii) if the conditions to the Initial Closing (as defined in the Bridge Subscription Agreement) set forth in Section 3 thereof are not satisfied or are not capable of being satisfied prior to the Initial Closing (as defined in the Bridge Subscription Agreement) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Initial Closing (as defined in the Bridge Subscription Agreement), and (iv) the Agreement End Date (as defined in the Merger Agreement and as it may be extended as described therein).
Background to the Business Combination
ACE is a blank check company incorporated on March 31, 2020, as a Cayman Islands exempted company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The proposed Business Combination was the result of an extensive search for a potential transaction using the network, investing and operating experience of our management team, including our board of directors. The terms of the Merger Agreement were the result of extensive negotiations between ACE and Tempo. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.
On July 30, 2020, ACE completed its initial public offering of 23,000,000 units which included the issuance of 23,000,000 units, including 3,000,000 units subject to the underwriters’ over-allotment option, at a price of $10.00 per unit (the “ACE units”), generating gross proceeds of $230,000,000 before transaction costs (including deferred underwriting expenses to be paid upon the completion of ACE’s initial business combination). Each ACE unit consisted of one ACE Class A ordinary share and one-half of one public warrant. Each public warrant entitles the holder thereof to purchase one ACE Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. Simultaneously with the closing of the initial public offering, ACE completed the private sale of an aggregate of 6,600,000 private placement warrants at a price of $1.00 per warrant to the Sponsor. The private placement warrants are the same as the public warrants, except that the private placement warrants will be exercisable on a cashless basis and be non-redeemable by ACE so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by ACE and exercisable by such holders on the same basis as the public warrants. In addition, the private placement warrants and their underlying securities will not be transferable, assignable or salable until 30 days after the consummation of ACE’s initial business combination, subject to limited exceptions. In connection with ACE’s initial public offering, Cantor Fitzgerald & Co. (“Cantor”) and Northland Securities, Inc. (“Northland”) acted as capital markets advisors to ACE, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) acted as U.S. legal advisor to ACE, Walkers acted as Cayman Islands legal advisor to ACE and WithumSmith+Brown, PC (“Withum”) acted as the independent registered public accounting firm to ACE. Cantor and Northland were not engaged to render, and did not render, a fairness opinion with respect to the Business Combination. Neither Cantor nor Northland has performed any services for Tempo, nor has either received any compensation from Tempo, in each case, in the two-year period preceding the date that ACE and Tempo entered into the Merger Agreement.

Since the completion of its initial public offering, ACE considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of ACE contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the software, telecommunications, technology hardware, semiconductor and digital manufacturing sectors. ACE considered businesses located outside of the United States and in the United States that it believed had attractive long-term growth potential, were well-positioned within their respective industries and would benefit from the substantial intellectual capital, operational experience, and network of ACE’s management team. In the process that led to identifying Tempo as an attractive investment opportunity, ACE’s management team evaluated over 120 potential business combination targets, made contact with representatives of more than 57 such potential combination targets to discuss the potential for a business combination transaction and entered into non-disclosure agreements with 8 such potential business combination targets, including Tempo, none of which contained a standstill provision or a so-called “don’t ask, don’t waive” provision. Before entering into a non-binding letter of intent with Tempo (as described below), ACE’s management team actively pursued certain of such potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating preliminary terms of potential transactions with such potential business combination targets. During this process, ACE entered into a definitive agreement with Achronix Semiconductor Corporation (“Achronix”), which was later mutually terminated by ACE and Achronix for the reasons stated below. Following such termination of the business combination between ACE and Achronix, ACE’s management ultimately determined for the reasons stated below, and the ACE board of directors agreed, that Tempo was the most attractive business combination target.
Beginning on August 3, 2020, until November 2, 2020, weekly deal-flow meetings via teleconference were held among members of ACE’s management team (including Behrooz Abdi, Chief Executive Officer of ACE and Chairman of the ACE board of directors, Dr. Sunny Siu, then President of ACE and then a member of the ACE board of directors, and Denis Tse, Secretary of ACE and a member of the ACE board of directors), certain of ACE’s advisors, and those ACE directors who were able to attend such calls on any given occasion, as applicable, in order to discuss matters relating to ACE’s initial business combination. Initially, such meetings were intended to allow ACE management and certain of ACE’s advisors to provide updates regarding the status of the evaluation of, and outreach to, potential business combination targets. During meetings that were held from November 2020 through early January 2021 (when such weekly deal-flow meetings were discontinued as a result of exclusivity under a letter of intent with Achronix), ACE’s management and certain of ACE’s advisors provided updates regarding the status of the potential business combination transaction with Achronix.
On August 28, 2020, representatives of ACE were approached by representatives of J.P. Morgan Securities LLC on behalf of a U.S. wireless technology company (“Company A”) regarding a business combination opportunity between Company A and ACE. On October 14, 2020, following several rounds of preliminary due diligence and discussions with Company A on transaction terms, ACE entered into a non-binding letter of intent including a mutual confidentiality agreement with Company A.
In August 2020, representatives of ACE approached representatives of Achronix, a company operating in the semiconductor industry. Over the course of the next few months, the parties engaged in discussions related to a potential business combination, including discussions with representatives of Achronix on transaction terms and on the diligence conducted by ACE’s legal, financial and other advisors. ACE and Achronix executed a merger agreement on January 7, 2021.
On December 5, 2020, Ryan Benton first formally informed ACE’s management that he had been appointed as Chief Financial Officer of Tempo.
On February 10, 2021, ACE filed a registration statement on Form S-4 for the business combination with Achronix (the “Achronix S-4”), and thereafter amended the Achronix S-4 on March 19, 2021, April 9, 2021, and May 6, 2021.
On March 7, 2021, Mr. Benton, as CFO of Tempo, informed ACE’s management team that Tempo intended to pursue a business combination with a SPAC. Given that ACE was working towards consummating its business combination with Achronix, ACE noted the information with no further action at the time.

In its Form 10-Q for the quarter ended March 31, 2021, ACE disclosed that, among other things, the SEC informed ACE that it was investigating certain disclosures made in the Achronix S-4, and that ACE and Achronix were fully cooperating with the SEC to provide all required information. On July 8, 2021, the Chairman and CEO of Achronix and Mr. Abdi met and mutually agreed to seek termination of the business combination between ACE and Achronix and to permit each party to begin searching for alternative transactions. This mutual decision was effectuated on July 11, 2021, pursuant to a Termination and Release Agreement between ACE and Achronix, terminating their merger agreement and their business combination. Such termination was announced by ACE and Achronix on July 12, 2021, including in a Current Report on Form 8-K filed by ACE. On July 13, 2021, ACE withdrew the Achronix S-4 by filing a Form RW with the SEC. On October 27, 2021, the SEC notified ACE that they had concluded their investigation and did not intend to recommend an enforcement action against ACE, and ACE furnished such information on a Form 8-K on October 28, 2021.
On May 25, 2021 representatives of Tempo presented on Tempo’s business, operations and finances to a representative of Firsthand Capital Management.
On July 8, 2021, following the mutual decision to seek termination of the transaction with Achronix, Mr. Abdi reached out to Mr. Benton, in his capacity as CFO of Tempo, to inquire about the status of Tempo’s search for a SPAC partner with which to complete a business combination, and received Tempo’s pre-NDA presentation. During this call, Mr. Benton noted that Tempo was preparing to select such a SPAC partner.
Also on July 8, 2021, representatives of Tempo presented on Tempo’s business, operations and finances to representatives of ACE, and, subsequently, ACE executed a mutual NDA with Tempo and received a letter of intent template and a financial model from Tempo. Tempo also introduced its financial adviser, Citi, to ACE, and later that day, Mr. Abdi informed the disinterested members of the ACE board of directors of ACE’s discussions with Tempo.
On July 9, 2021, Tempo provided ACE with a list of trading comparables and representatives of ACE, Tempo, Citi and Cooley, Tempo’s legal counsel, convened a call, during which representatives of ACE presented to Tempo a preliminary letter of intent based on the information it had received, and discussed the terms therein. On July 11, 2021, with input from representatives of Cooley, representatives of Tempo provided comments to ACE’s draft of the letter of intent.
On July 10, 2021, Tempo opened a Virtual Data Room to ACE and disclosed to ACE its financial model, capitalization table and financial statements, and certain letters of intent, rationale, and due diligence findings related to Advanced Circuit and Whizz Systems, Inc. (“Whizz”), two companies that Tempo was considering acquiring (such acquisitions, the “Tempo Add-On Acquisitions”).
On July 11, 2021, representatives of ACE communicated to representatives of Jefferies LLC (“Jefferies”) ACE’s intention to continue with their engagement as ACE’s M&A Advisor, and representatives of ACE notified Skadden of the opportunity to pursue a business combination with Tempo. Additionally, Tempo commenced its export compliance screening process with ACE and its consultants.
On July 12, 2021, following the ACE board of directors’ approval of the termination of the business combination with Achronix and the filing of the applicable documents with the SEC, ACE’s management team presented Tempo and three other viable candidates for evaluation as a replacement business combination target. The ACE team also presented on progress made on a letter of intent with Tempo, which ACE’s management considered as the strongest candidate due to the reasonableness of the valuation, dilution impact and deal readiness. Mr. Benton, in his capacity as CFO to Tempo, provided the ACE board of directors with a summary of Tempo and the proposed transaction. Mr. Benton also stated he would recuse himself from any discussions with the ACE board of directors held in connection with considering a business combination opportunity with Tempo due to potential conflicts of interest arising from his services as CFO to Tempo and as a member of the ACE board of directors. Mr. Benton then recused himself, and the disinterested members of the ACE board of directors resolved that ACE should enter into a non-binding letter of intent with Tempo. Further negotiations of such letter of intent took place over the next few days, including at a meeting on July 13, 2021, between representatives of ACE, Tempo and Citi.

On July 15, 2021, the principals of ACE, together with ACE directors Omid Tahernia and Kenneth Klein, participated in a due diligence session with Tempo to examine the company’s operation and software technology, with Behrooz Abdi and Omid Tahernia participating on-site. On the same day, representatives of ACE reengaged Withum to assist with financial due diligence with respect to Tempo and sent representatives of Withum an outline of the financial due diligence requirements.
On July 16, 2021, ACE convened a board meeting updating the directors on the due diligence findings with respect to Tempo. With Mr. Benton recused due to potential conflicts of interest arising from his services as Chief Financial Officer to Tempo and as a member of the ACE board of directors, the disinterested members of the ACE board of directors also approved the execution of the final letter of intent with Tempo (the “Final LOI”).
On July 17, 2021, ACE and Tempo executed the Final LOI valuing the company, together with the Tempo Add-On Acquisitions, at $972 million in pre-money equity value. The Final LOI contemplated financing through a combination of a PIPE investment providing for at least $110 million in proceeds, and a convertible debt offering of $50 million. The Final LOI also contemplated a minimum acquirer cash commitment of $350 million, for which ACE Equity Partners LLC, together with its affiliates and limited partners, would underwrite no less than $40 million to the PIPE and debt investments and would provide up to $50 million to backstop any equity redemption. The Final LOI also contemplated a commitment of no less than $15 million to the PIPE from Tempo’s existing shareholders and their affiliates.
On July 19, 2021, representatives of ACE proposed to representatives of Tempo preliminary terms for the convertible note issuance to be consummated simultaneously with the closing of the Business Combination.
On July 20, 2021, representatives of ACE reached out to representatives of Skadden regarding legal due diligence of Tempo, and from July 20, 2021, to October 13, 2021, representatives of Skadden conducted legal due diligence of Tempo documents. Representatives of Skadden and ACE held numerous legal due diligence calls to discuss Skadden’s findings, including an interim update call on August 4, 2021.
On July 21, 2021, Tempo advised ACE that it had retained Blueshirt Capital Advisors L.L.C. as Investor Relations consultant for the transaction. On the same day, representatives of ACE, Tempo, Citi, Jefferies and Cooley met to discuss the PIPE fundraising strategy and discussed the first iteration of the PIPE investor presentation.
On July 22, 2021, then director Sunny Siu and directors Omid Tahernia and Kenneth Klein met with Jeff Kowalski, Chief Product Officer of Tempo, for a product demonstration. Representatives of ACE held a meeting to discuss this technology due diligence meeting on July 26, 2021.
On July 26, 2021, representatives of ACE, Tempo, Citi and Jefferies met and continued to discuss the PIPE investor presentation, during which representatives of Tempo also shared an updated financial model. Jefferies was formally engaged as ACE’s placement agent for the PIPE and convertible note investments on August 2, 2021, and Citi was formally engaged as ACE’s placement agent for the PIPE and convertible note investments on August 11, 2021. On August 2, 2021, representatives of Tempo circulated a revised PIPE investor presentation to representatives of ACE, and on August 5, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss the PIPE investor presentation and wall-cross script. The next day, on August 6, 2021, representatives of Latham circulated an updated iteration of the PIPE investor presentation, which incorporated comments from representatives of both Latham and Skadden.
On July 28, 2021, representatives of ACE reviewed Tempo’s sales forecast and assumptions and held a financial due diligence kick-off call with representatives of Withum.
Also on July 28, 2021, representatives of Skadden sent representatives of Tempo an initial supplementary legal due diligence request list. Representatives of Skadden sent additional sets of supplemental legal due diligence requests to representatives of Latham on August 27, 2021, and September 28, 2021. On July 29, 2021, ACE’s and Tempo’s senior management conducted a due diligence session dedicated to the Tempo Add-On Acquisitions and discussed the cost and expense assumptions in Tempo’s financial model. Additionally, on August 11, 2021, a legal due diligence call took place between representatives of Skadden,

Latham, ACE, Tempo, and Tempo’s compliance consultant BPE Global to discuss certain due diligence findings and supplemental due diligence questions and requests.
On July 29, 2021, representatives of Withum were granted access to the Virtual Data Room and Tempo provided Withum with financial analysis and information that had previously been provided to representatives of ACE.
On July 30, 2021, Tempo formally engaged Latham & Watkins LLP (“Latham”) as their M&A legal counsel.
Also on July 30, 2021, representatives of ACE, Tempo and Citi discussed a convertible note and debt funding strategy for the transaction, and on August 4, 2021, representatives of ACE and Tempo agreed to reduce the debt security offering to an aggregate amount of $25.0 million (from a previously agreed amount of $50 million as set forth in the Final LOI).
On August 4, 2021, Tempo was provided with an initial request list by Withum. On August 5, 2021 representatives of ACE, Tempo, Citi, and Withum met to discuss the financial due diligence findings and supplemental due diligence questions and requests. As part of Withum’s continuing financial due diligence, representatives of Withum sent representatives of Tempo a set of follow-up information requests on August 13, 2021. Tempo and Withum held due diligence calls on August 23, 2021 and September 2, 2021. Tempo provided Withum with additional follow-up information through September 17, 2021.
On August 13, 2021, representatives of Tempo circulated an updated iteration of the PIPE investor presentation. On the same day, representatives of ACE, Tempo, Citi and Jefferies met to discuss the auditor-approved financial forecast and the set of trade comparables to be used in the PIPE investor presentation, and the next day, representatives of Jefferies circulated trade comparables for the business combination with Tempo. On August 15, 2021, Paul Hastings LLP, counsel to the PIPE placement agents, circulated its comments to the investor presentation and on August 16, 2021, the PIPE wall-cross scripts were agreed to by all relevant parties. The next day, on August 17, 2021, the PIPE investor presentation was posted in a virtual data room created for wall-crossed investors, and representatives of Citi and Jefferies began wall-crossing prospective PIPE investors.
On August 18, 2021, Mr. Abdi and Mr. Tse conducted an on-site factory visit at Tempo, and, with the Tempo senior management team, participated in the first wall-crossed investor presentation.
Also on August 18, 2021, representatives of Skadden were granted access to the virtual data rooms related to the Tempo Add-On Acquisitions. Between August 18, 2021, and September 8, 2021, representatives of Skadden conducted legal due diligence on each of Advanced Circuits and Whizz. On September 7, 2021, representatives of Skadden sent representatives of ACE a high-level summary of Skadden’s preliminary due diligence findings with respect to Tempo, Advanced Circuits and Whizz, and on October 8, 2021, representatives of Skadden sent an updated legal due diligence report to representatives of ACE containing a high-level summary of additional due diligence findings. Representatives of ACE and Skadden discussed various due diligence findings over the next few days.
On August 20, 2021, representatives of ACE held a due diligence session with representatives of Tempo regarding the assumptions in Tempo’s financial model. Representatives of ACE and Tempo held a follow-up discussion on September 4, 2021, regarding the impact of introduction of a manufacturing technology, which was presented as a significant growth driver of the business economics of Tempo in the financial model in the outer forecast years.
On August 23, 2021, representatives of Withum held a due diligence meeting with representatives of Tempo, and on September 3, 2021, representatives of Withum reported interim key findings on its financial due diligence to ACE’s management team. Additionally, on September 16, 2021, representatives of Withum presented Withum’s Phase 1 financial due diligence report on the business combination with Tempo.
On August 31, 2021, BDO USA, LLP (“BDO”) issued its audit report on Tempo for FY 2019 and FY 2020. Between September 18, 2021, and September 20, 2021, representatives of ACE and Withum executed a non-reliance access letter from BDO to enable Withum to conduct financial due diligence on Tempo’s audit binders of FY 2019 and FY 2020. On October 3, 2021, representatives of ACE received a preliminary report that analyzed the quality of earnings of Tempo from Withum as part of its financial due diligence, and on October 6, 2021, representatives of ACE received the full tax and financial due diligence report from Withum.
Also on August 31, 2021, representatives of Tempo, SQN Ventures, and Structural Capital met to discuss SQN Ventures and Structural providing Tempo with an expanded debt facility.
On September 2, 2021, Behrooz Abdi held a conference call with a representative of the parent company of Advanced Circuits, to discuss the transactions between ACE and Tempo, and between Tempo and Advanced Circuits. The parties also discussed the process and timeline of the Business Combination, potential risks to the transaction and mitigation plans, and the PIPE. On September 4, 2021, Mr. Abdi met with the CEO of Advanced Circuits, Inc. to communicate ACE’s commitment to the transaction between ACE and Tempo and ACE’s support of the transaction between Tempo and Advanced Circuits.
On September 3, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss the PIPE fundraising strategy, at which time representatives of Citi and Jefferies presented an expanded outreach list.
On September 7, 2021, representatives of ACE sent the first draft of the Merger Agreement to representatives of Latham. Over the next few weeks, certain terms of the merger were negotiated and drafts of the Merger Agreement were exchanged between ACE and Tempo through their respective legal counsels, Skadden and Latham, including on September 24, 2021, October 1, 2021, October 5, 2021, October 7, 2021, October 9, 2021, and throughout the following days preceding the execution of the Merger Agreement on October 13, 2021.
On September 8, 2021, a representative of Tempo provided Structural Capital with financial statements, financial model, financial analysis, and sales and cost presentations. Also on September 8, 2021, representatives of Tempo provided representatives of ACE with an update on the debt investment fundraising.
On September 9, 2021, representatives of Tempo received a proposal from Structure Capital and SQN Ventures for a $150.0 Million Growth Credit, of which up to $20.0 Million would be the rollover of an existing SQN Ventures credit facility outstanding with Tempo. On September 10, 2021 representatives of Tempo, SQN Ventures, and Structural Capital met to discuss the proposal.
On September 13, 2021, representatives of ACE and Tempo discussed mitigation of integration risks related to the Tempo Add-On Acquisitions.
On September 15, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss progress fundraising updates.
On September 16, 2021, ACE Equity Partners LLC presented its intent to purchase $25.0 million of convertible notes and 4 million shares of New Tempo Common Stock in the PIPE Investment for the Business Combination, and to commit up to $25.0 million to backstop the Minimum Cash Condition, conditioned upon a revised valuation adjusted for reduction and earnout deferral. This was discussed at a meeting between representatives of ACE, Tempo, Citi and Jefferies the same evening. Representatives of Jefferies then circulated a formalized convertible note termsheet reflecting ACE Equity Partners LLC’s terms.
Also on September 16, 2021, representatives of Tempo, SQN Ventures, and Structural Capital met to discuss the proposal.
On September 17, 2021, representatives of Tempo received an updated proposal from SQN Ventures and Structural Capital and as well as a due diligence request list.
On September 19, 2021, representatives of Tempo received an updated proposal from SQN Ventures and Structural Capital.
On September 20, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss updates to the PIPE Investment. On the same day, representatives of ACE and Tempo met to discuss the parties’ fundraising strategy and reiterated the targeted announcement timing and ACE Equity Partners LLC’s commitment.

On September 21, 2021, representatives of Tempo sent an updated proposal to SQN Ventures and Structural Capital and on the same day representatives of Tempo, SQN Ventures, and Structural Capital signed the proposal. On the same day representatives of Tempo and SQN Ventures and Structural conducted a due diligence session.
On September 22, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss progress and fundraising updates.
On September 24, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss progress and fundraising updates.
Also on September 24, 2021, a representative of Premier Counsel sent a draft credit agreement and ancillary documents to representatives of Tempo and Cooley, and subsequently Tempo provided to ACE.
On September 28, 2021, representatives of Tempo responded to the terms of the convertible note proposed by representatives of ACE in light of the latest update on senior debt from SQN Ventures and Structural Capital.
On September 29, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss progress and fundraising updates.
On September 30, 2021 representatives of ACE, Tempo, Citi and Jefferies met to discuss progress and fundraising updates.
On October 1, 2021 representatives of Tempo and Structural capital met at Tempo’s facility to tour the facility and continue due diligence discussions.
Also on October 1, 2021, the Tempo board of directors held a meeting via teleconference, with representatives of Tempo management and representatives of Latham in attendance, at which the Tempo board approved Tempo’s agreement in principle to a revised post-transaction equity valuation of $919 million, with a potential add-back of up to $75 million through an earn-out by Tempo shareholders at three trigger points, based on the volume-weighted price per share of New Tempo Common Stock for at least 20 trading days in any 30-day trading period following the Effective Time equaling or exceeding $12.50, $15.00 or $18.00.
On October 4, 2021, representatives of Tempo and Cooley provided to representatives of Premier Counsel, SQN Ventures, and Structural capital a revised credit agreement and ancillary documents. On that same day, a representative of Premier Counsel returned a revised credit agreement.
On October 5, 2021, representatives of Tempo and Cooley provided to representatives of Premier Counsel, SQN Ventures, and Structural capital a revised credit agreement and ancillary documents. On October 6, a representative of Premier Counsel returned a revised credit agreement.
Also on October 5, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss progress and fundraising updates. Representatives of ACE and Tempo agreed to an amended convertible note termsheet of 9% coupon, 3% PIK, with conversion at $12.50 and mandatory conversion at $14.50, and DTC eligibility of the convertible notes. Representatives of ACE also confirmed $25.0 million of equity backstop toward a minimum cash requirement of $320 million. The parties also sought other financing sources, including convertible debt funding from another financing source via discussions that took place over the next few days. The parties ultimately determined that the terms negotiated with such convertible debt funding source were not beneficial to the transaction.
On October 6, 2021, representatives of ACE, Tempo, Citi and Jefferies met to discuss progress and fundraising updates.
Also on October 6, 2021, representatives of Tempo and Structural Capital met to discuss progress.
Also on October 6, 2021, ACE convened a board meeting to update the disinterested members of the ACE board of directors about the business combination with Tempo and to convey the target announcement date of October 11, 2021.

On October 7, 2021, a representative of Premier Counsel provided to Tempo and Cooley a revised credit facility ancillary document. Later that same day, representatives of Tempo, Premier Counsel, SQN Ventures, and Structural capital met to discuss and negotiate terms of the credit agreement. After the meeting, a representative of Premier Counsel provide a revised credit agreement to Tempo and Cooley.
Also on October 7, 2021, representatives of Tempo and Firsthand Capital discussed Firsthand participation in the financing.
On October 8, 2021, representatives of Tempo made introductions to representatives of Citi and Firsthand Capital Management.
On October 11, 2021, representatives of Citi met with representatives of Firsthand Capital Management to discuss participation in the PIPE and subsequently, on October 13, 2021, a representative of the Firsthand Capital Management executed a PIPE subscription agreement.
On October 13, 2021, representatives of Tempo, Premier Counsel, SQN Ventures, and Structural capital met to discuss and negotiate terms of the credit agreement. After the meeting, a representative of Premier Counsel provided a revised credit agreement to Tempo and Cooley, and subsequently Tempo provided to ACE.
From September 21, 2021, to October 13, 2021, representatives of Skadden, ACE, Latham and Tempo discussed the terms of the Sponsor Support Agreement, pursuant to which the Sponsor and each director and officer of ACE agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. Multiple drafts of the Sponsor Support Agreement were exchanged prior to the execution of the agreed form thereof by the parties thereto on October 13, 2021. See “Business Combination Proposal — Related Agreements — Sponsor Support Agreement” for additional information.
Also From September 21, 2021 to October 13, 2021, representatives of Skadden, ACE, Latham and Tempo discussed the terms of the Amended and Restated Registration Rights Agreement, pursuant to which ACE will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Tempo Common Stock and other equity securities of ACE that are held by the parties thereto from time to time. Multiple drafts of the Amended and Restated Registration Rights Agreement were exchanged prior to the finalization of the agreed form thereof on October 13, 2021. See “Business Combination Proposal — Related Agreements — Registration Rights Agreement” for additional information.
From September 28, 2021, to October 13, 2021, representatives of Skadden, ACE, Latham and Tempo discussed the terms of the Original PIPE Common Stock Subscription Agreements, including with respect to certain conditions to closing and the registration rights set forth therein, among other terms and conditions. Multiple drafts of the Original PIPE Common Stock Subscription Agreements were exchanged prior to the execution of the agreed forms thereof by the parties thereto on October 13, 2021. Pursuant to the final versions of the Original PIPE Common Stock Subscription Agreements, certain of the PIPE Investors subscribed for 8,200,000 shares of New Tempo Common Stock for an aggregate purchase price equal to $82,000,000, including 4 million shares committed from an affiliate of the Sponsor. See “Business Combination Proposal — Related Agreements — PIPE Subscription Agreements” for additional information.
From October 3, 2021, to October 13, 2021, representatives of Skadden, ACE, Latham and Tempo discussed the terms of the Backstop Subscription Agreement, pursuant to which an affiliate of the Sponsor committed to purchase, following the Domestication and prior to or substantially concurrently with the closing of the Business Combination, up to 2,500,000 shares of New Tempo Common Stock in a private placement for a purchase price of $10.00 per share and an aggregate purchase price of up to $25,000,000, to backstop the Minimum Cash Condition. Multiple drafts of the Backstop Subscription Agreement were exchanged prior to the execution of the agreed form thereof by the parties thereto on October 13, 2021.
From October 5, 2021, to October 13, 2021, representatives of Skadden, ACE, Latham and Tempo discussed the terms of the Affiliate Subscription Agreement, pursuant to which, among other things, ACE Acquisition, an affiliate of the Sponsor, committed to purchase no less than $25,000,000 of ACE’s 12% convertible senior notes due 2025. Multiple drafts of the Affiliate Subscription Agreement were exchanged prior to the execution of the agreed form thereof by the parties thereto on October 13, 2021.

From October 7, 2021, to October 13, 2021, representatives of Skadden, ACE, Latham and Tempo discussed the terms of the Tempo Holders Support Agreement, pursuant to which certain shareholders of Tempo agreed to, among other things, vote to adopt and approve, upon the effectiveness of the registration statement of which this proxy statement/prospectus is a part, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Tempo Holders Support Agreement, and to vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Merger, the Merger Agreement or the Tempo Holders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder. Multiple drafts of the Tempo Holders Support Agreement were exchanged prior to the execution of the agreed form thereof by the parties thereto on October 13, 2021. See “Business Combination Proposal — Related Agreements — Tempo Holders Support Agreement” for additional information.
From October 6, 2021, to October 13, 2021, representatives of Skadden, ACE, Latham and Tempo discussed the terms of the proposed Lock-Up Agreement between the Sponsor and certain former stockholders of Tempo and Advanced Circuits, in each case, restricting the transfer of New Tempo Common Stock from and after the closing of the Business Combination. The restrictions under the Lock-Up Agreement begin at the closing of the Business Combination and end on, among other things, in the case of the Sponsor and certain former stockholders of Tempo, the date that is 365 days after the closing of the Business Combination, and in the case of certain former stockholders of Advanced Circuits, the date that is 180 days after the closing of the Business Combination, or (in each case) upon the stock price of New Tempo reaching $12.00 (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination. Multiple drafts of the Lock-Up Agreement were exchanged prior to the finalization of the agreed form thereof on October 13, 2021. See “Business Combination Proposal — Related Agreements — Lock-Up Agreements” for additional information.
On October 10, 2021, the Tempo board of directors, held a meeting via teleconference, with representatives of Tempo management, Citi, Latham and Cooley in attendance. At the meeting, the members of the Tempo board of directors reviewed and discussed the Merger Agreement and the transactions contemplated thereby. Representatives of Latham provided an overview of fiduciary duties of the members of the Tempo board of directors with respect to the potential business combination and the terms of the Merger Agreement. The members of the Tempo board of directors also reviewed and discussed (i) the Sponsor Support Agreement, (ii) the Tempo Holders Support Agreement, (iii) the Original PIPE Common Stock Subscription Agreements and the Affiliate Subscription Agreement, (iv) the Backstop Subscription Agreement, (v) the proposed Amended and Restated Registration Rights Agreement (to be entered into in connection with the consummation of the Business Combination) and (vi) the proposed Lock-Up Agreement (to be entered into in connection with the consummation of the Business Combination).
On October 13, 2021, prior to the meeting of the ACE board of directors (described below), Sunny Siu resigned from the ACE board of directors and as President of ACE. ACE filed a Form 8-K on October 14, 2021, announcing Mr. Siu’s resignation.
Also on October 13, 2021, the ACE board of directors, with Mr. Benton (a member of the ACE board of directors) absent due to potential conflicts of interest arising from his services as Chief Financial Officer to Tempo, held a meeting via teleconference, with representatives of Skadden in attendance. At the meeting, the disinterested members of the ACE board of directors, consisting of Behrooz Abdi, Denis Tse, Kenneth Klein, Raquel Chmielewski and Omid Tahernia, reviewed and discussed the Merger Agreement and the transactions contemplated thereby. Representatives of Skadden provided an overview of the terms of the Merger Agreement and the relevant updates to the terms thereof since the prior board meeting where the Merger Agreement was discussed. The disinterested members of the ACE board of directors also reviewed and discussed (i) the Sponsor Support Agreement, (ii) the Tempo Holders Support Agreement, (iii) the Original PIPE Common Stock Subscription Agreements and the Affiliate Subscription Agreement, (iv) the Backstop Subscription Agreement, (v) the proposed Amended and Restated Registration Rights Agreement (to be entered into in connection with the consummation of the Business Combination), (vi) the proposed lock-up agreement (to be entered into in connection with the consummation of the Business Combination) and (vii) the proposed certificate of incorporation and bylaws of ACE as of immediately following the consummation of the Domestication, in each case substantially in the form(s) presented to the ACE board of directors (the documents in (i) through (vii), together with the Merger Agreement, the “ACE Approved Documents”). The disinterested members of the ACE board of directors discussed Tempo as the proposed business combination target, the potential benefits of, and risks relating to, the proposed business combination and the reasons for entering into the Merger Agreement. See “Business Combination Proposal — ACE’s Board of Directors’ Reasons for the Business Combination” for additional information related to the factors considered by the ACE board of directors in approving the Business Combination. At the meeting, the disinterested members of the ACE board of directors determined that the Merger Agreement and the agreements and transactions contemplated thereby are just, equitable and fair as to ACE and that it is in the best interests of ACE and the stockholders of ACE to enter into the Merger Agreement subject to the terms and conditions agreed upon by the parties thereto. The disinterested members of the ACE board of directors also determined that each of the other Approved Documents are fair to, advisable and in the best interests of ACE and that it is advisable for ACE to enter into each of the ACE Approved Documents and to consummate the transactions contemplated thereby, and approved the form, terms and provisions of each of the ACE Approved Documents.
Also on October 13, 2021, the Tempo board of directors, held a meeting via teleconference, with representatives of Tempo management, Citi, Latham and Cooley in attendance. At the meeting, the members of the Tempo board of directors reviewed and discussed the Merger Agreement and the transactions contemplated thereby. Representatives of Latham provided an overview of the terms of the Merger Agreement and the relevant updates to the terms thereof since the prior board meeting where the Merger Agreement was discussed. The members of the Tempo board of directors also reviewed and discussed (i) the Sponsor Support Agreement, (ii) the Tempo Holders Support Agreement, (iii) the Original PIPE Common Stock Subscription Agreements and the Affiliate Subscription Agreement, (iv) the Backstop Subscription Agreement, (v) the proposed Amended and Restated Registration Rights Agreement (to be entered into in connection with the consummation of the Business Combination), (vi) the proposed lock-up agreement (to be entered into in connection with the consummation of the Business Combination) and (vii) the credit agreement with SQN Ventures and Structural, in each case substantially in the form(s) presented to the Tempo board of directors (the documents in (i) through (vii), together with the Merger Agreement, the “Tempo Approved Documents”). The members of the Tempo board of directors discussed the potential benefits of, and risks relating to, the proposed business combination and the reasons for entering into the Merger Agreement. At the meeting, the members of the Tempo board of directors determined that the Merger Agreement, the Approved Documents and the respective agreements and transactions contemplated thereby were advisable and in the best interests of Tempo and the stockholders of Tempo.
Also on October 13, 2021, the applicable parties finalized the Merger Agreement, the Original PIPE Common Stock Subscription Agreements, the Affiliate Subscription Agreement, the Backstop Subscription Agreement, the Sponsor Support Agreement and the Tempo Holders Support Agreement, in each case including the respective exhibits thereto, based on the terms agreed upon by the parties and approved by their respective boards of directors. On the same day, ACE, Merger Sub and Tempo executed the Merger Agreement. Concurrently, ACE executed: (i) the Original PIPE Common Stock Subscription Agreements with each of Acme Heights Limited (an affiliate of ACE Equity Partners), Lux Ventures IV, L.P., Firsthand Technology Opportunities Fund and Point72 Ventures Investments, LLC; (ii) the Affiliate Subscription Agreement with ACE SO3; and (iii) the Backstop Subscription Agreement with ACE SO3. Additionally, ACE, Tempo, the Sponsor and certain additional parties thereto executed the Sponsor Support Agreement, and ACE, Tempo and certain Tempo shareholders executed the Tempo Holders Support Agreement. Representatives of Tempo, SQN Ventures, and Structural capital also executed the credit facility on such date. See “Business Combination Proposal — Related Agreements” for additional information about these agreements.
On October 14, 2021, ACE and Tempo issued a joint press release announcing the execution of the Merger Agreement, which ACE filed with a Current Report on Form 8-K along with the PIPE investor presentation, executed versions of the Merger Agreement, the Sponsor Support Agreement and the Tempo Holders Support Agreement, and the forms of each of the Original PIPE Common Stock Subscription Agreement and the Affiliate Subscription Agreement, the Affiliate Subscription Agreement and the Backstop Subscription Agreement.

On January 18, 2022, in connection with the entry by OCM and Tor Asia into the subscription agreement relating to the purchase by OCM and Tor Asia of ACE’s 15.5% convertible senior notes, ACE, Tempo Automation and ACE Acquisition entered into the Termination Agreement, pursuant to which the Affiliate Subscription Agreement was terminated in its entirety in accordance with its terms. On July 30, 2022, such subscription agreement was terminated in its entirety. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination.
On March 16, 2022, ACE entered into Amended and Restated Subscription Agreements, which amended and restated the Original PIPE Common Stock Subscription Agreements in their entirety, pursuant to which the PIPE Investors agreed to purchase 10.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment of $102.0 million. Also on March 16, 2022, ACE entered into the ACE Securities Purchase Agreement, pursuant to which ACE SO3 agreed to purchase an unsecured subordinated convertible note due 39 months from its date of issuance in the principal amount of $20,000,000 from the Company in connection with the closing of the Business Combination.
Later on March 16, 2022, ACE and the Backstop Investor entered into a termination agreement, pursuant to which the Backstop Subscription Agreement was terminated in its entirety in accordance with its terms.
On May 3, 2022 Denis Tse and Behrooz Abdi of ACE met with Joy Weiss and Ryan Benton of Tempo to review the financing plan for the proposed business combination. During this meeting, the participants discussed overall market conditions and financial trends related to special purpose acquisition companies and the challenges associated with consummating a successful business combination. The participants also discussed feedback from selected investors and prospective investors and lenders with respect to the proposed Business Combination. Following this discussion, ACE and Tempo mutually agreed to decrease the valuation of Tempo from $536.0 million to $425.0 million. Accordingly, it was agreed that the number of shares to be issued in connection with the Business Combination would be reduced from 46.1 million shares of New Tempo common stock at Closing and 7.5 million Tempo Earnout Shares to 35.0 million shares of New Tempo common stock at Closing and 7.5 million Tempo Earnout Shares.
On May 4, 2022 the Tempo board of directors held a meeting via teleconference with representatives of Tempo management and Latham to discuss, among other things, the new proposed valuation of Tempo.
On June 3, 2022, Jefferies held a virtual meeting with representatives of Tempo and ACE to discuss, among other things, continued outreach to, and feedback from, potential investors in the PIPE Investment, including investor feedback on the proposed valuation of Tempo.
On June 15, 2022, Denis Tse and Behrooz Abdi of ACE held a virtual meeting with Joy Weiss and Ryan Benton of Tempo to review the adjusted valuation and earnout structure for Tempo. Following discussion, ACE and Tempo mutually agreed to decrease the valuation of Tempo from $425.0 million to $350.0 million. Accordingly, it was agreed that the number of shares to be issued in connection with the Business Combination would be reduced from 35.0 million shares of New Tempo common stock at Closing and 7.5 million Tempo Earnout Shares to 25.0 million shares of New Tempo common stock at Closing and 10.0 million Tempo Earnout Shares.
On June 16, 2022, the Tempo board of directors held a meeting via teleconference with representatives of Tempo management and Latham, to discuss, among other things, the proposed changes to valuation of Tempo and the earnout structure.
On July 1, 2022, ACE and ACE SO3 entered into a termination agreement, pursuant to which the ACE Securities Purchase Agreement was terminated in its entirety in accordance with its terms.
On July 1, 2022, ACE and Tempo entered into that certain First Amendment to Agreement and Plan of Merger, pursuant to which the parties agreed, among other things, to (i) reduce the Base Purchase Price from $658,434,783 to $488,375,000, (ii) increase the number of Tempo Earnout Shares from 7,500,000 to 10,000,000, which will vest in two equal tranches of 5,000,000 shares based on New Tempo reaching $10.0 million in Adjusted EBITDA and $50.0 million in revenue in any quarter during the five-year period following the Closing Date, (iii) remove certain covenants and other obligations of the parties relating to the employee stock purchase plan contemplated by the Merger Agreement and (iv) to extend the Agreement End Date to November 13, 2022. As a result of the Amendment, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion) as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of Tempo Options as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo Options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 35,000,000 shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, less (b) the maximum aggregate number of shares of New Tempo common stock issuable as consideration to the equityholders of Whizz and Advanced Circuits, including, as applicable, a number of Tempo Earnout Shares.
On July 1, 2022, Tempo entered into that certain First Amendment to Stock Purchase Agreement with Whizz, the Whizz equityholders and the other parties thereto, pursuant to which the parties thereto agreed that in lieu of the previously agreed consideration, the Whizz equityholders would receive aggregate consideration in the amount of $60.75 million from Tempo, composed of $42.0 million in cash and $18.75 million of consideration, in the form of cash, shares of New Tempo common stock or a combination thereof at Tempo’s sole discretion, issuable in three equal tranches on the six-month, 12-month and 18-month anniversaries of the Closing Date.
On July 6, 2022, ACE entered into Second Amended and Restated Subscription Agreements (the “Second A&R Subscription Agreements”) with each of the PIPE Investors, which amended and restated the Amended and Restated Subscription Agreements in their entirety. Pursuant to the Second A&R Subscription Agreements, among other things, the parties agreed to reduce the minimum Adjustment Period VWAP (as defined therein) from $6.50 to $4.00. Additionally, ACE agreed (1) to issue 2,000,000 additional shares (the “PIPE Incentive Shares”) to the PIPE Investors on a pro rata basis as an incentive to subscribe for and purchase the shares under the Second A&R Subscription Agreements, (2) that if the Adjustment Period VWAP is less than $10.00 per share, the number of additional shares each PIPE Investor will be entitled to receive shall be (i) (A) (x) the number of shares issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor on the Measurement Date (as defined therein), times (y) $10.00, minus the Adjustment Period VWAP, minus (B) the number of PIPE Incentive Shares, times the Adjustment Period VWAP, divided by (ii) the Adjustment Period VWAP, and (3) to issue additional shares of New Tempo common stock to each PIPE Investor in the event that the Additional Period VWAP (as defined below) is less than the Adjustment Period VWAP. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the lesser of (1) such PIPE Investor’s pro rata portion of 2,000,000 shares, and (2) (i) (A) (x) the number of shares issued to such PIPE Investor pursuant to such subscription agreement and held by such PIPE Investor on the last day of the 30 calendar day period ending on the date that is 15 months following the closing of the subscriptions (such 30 calendar day period, the “Additional Period”), times (y) the Adjustment Period VWAP, minus the average of the volume weighted average price of a share of New Tempo common stock determined for each of the trading days during the Additional Period (the “Additional Period VWAP”), minus (B) the number of PIPE Incentive Shares, times the Additional Period VWAP, divided by (ii) the Additional Period VWAP.
On July 1, 2022, ACE, Tempo and the Whizz equityholders also entered into a letter agreement pursuant to which the Whizz equityholders agreed, subject to certain conditions, to defer a portion of the cash consideration payable upon closing of the transactions contemplated by the purchase agreement with Whizz in an amount equal to $7,500,000, which outstanding amount would accrue interest at a rate of 15.5% per annum, until the 18-month anniversary of the Closing Date, provided that, subject to certain limited exceptions, following the completion of each calendar month after the Closing but prior to the 18-month anniversary of the Closing, ACE would pay to the Whizz equityholders an amount in cash equal to 14.3% of the aggregate net proceeds actually received by ACE or Tempo (after deducting offering expenses) from all applicable financing transactions (including sales of New Tempo common stock made pursuant to the Cantor Purchase Agreement) consummated during the most recently completed calendar month, which payments would reduce the amount of the deferred consideration payable to the Whizz equityholders upon the 18-month anniversary of the Closing.

On July 1, 2022, Tempo, Advanced Circuits, Aspen Acquisition Sub, Inc. and Compass Diversified Holdings LLC entered into that certain First Amendment to the Agreement and Plan of Merger, pursuant to which the parties agreed to increase the size of the stock consideration the Advanced Circuits equityholders would receive upon the closing of the Business Combination from $70.0 million in shares of New Tempo common stock to $84.8 million in shares of New Tempo common stock.
On July 1, 2022, ACE, Tempo and Compass Diversified Holdings LLC entered into a letter agreement, which amended and restated the letter agreement dated April 11, 2022 in its entirety, pursuant to which Compass Diversified Holdings LLC, on behalf of the equityholders of Advanced Circuits, agreed, subject to certain conditions, to defer a portion of the cash consideration payable upon closing of the transactions contemplated by the Advanced Circuits Merger Agreement in an amount equal to $45,000,000, which outstanding amount will accrue interest at a rate of 15.5% per annum, until the 18-month anniversary of the Closing Date, provided that, subject to certain limited exceptions, following the completion of each calendar month after the Closing but prior to the 18-month anniversary of the Closing, ACE will pay to the equityholders of Advanced Circuits an amount in cash equal to 85.7% of the aggregate net proceeds actually received by ACE or Tempo (after deducting offering expenses) from all applicable financing transactions (including sales of New Tempo common stock made pursuant to the Cantor Purchase Agreement) consummated during the most recently completed calendar month, which payments will reduce the amount of the Advanced Circuits Deferred Consideration payable to the equityholders of Advanced Circuits upon the 18-month anniversary of the Closing.
On July 1, 2022, ACE, Tempo and AEPI entered into the Bridge Note, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5,000,000, $2,500,000 of which was advanced to Tempo prior to the date of the Bridge Note. Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time (the “Bridge Note Drawn Amount”) will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share, and the Bridge Note shall be deemed to have been paid in full. In connection with the entry into the Bridge Note, on July 1, 2022, AEPI and ACE entered into the Bridge Subscription Agreement, pursuant to which AEPI agreed, at the closing of the Business Combination, to subscribe for up to 500,000 shares of New Tempo common stock at a purchase price of $10.00 per share. The number of shares AEPI has committed to purchase will be automatically reduced in an amount equal to (a) the difference between $5,000,000 and the Bridge Note Drawn Amount, divided by (b) $10.00, rounded up to the nearest whole share.
On July 6, 2022, the parties to the Sponsor Support Agreement entered into the First SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,595,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 2,000,000 shares of New Tempo common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and (ii) immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of New Tempo common stock generally.
On July 28, 2022, Advanced Circuits delivered notice to Tempo that Advanced Circuits was terminating the Agreement and Plan of Merger, dated as of October 13, 2021, by and among Tempo, Advanced Circuits and the other parties thereto in accordance with its terms.
On July 31, 2022, Denis Tse and Behrooz Abdi of ACE held a virtual meeting with Joy Weiss and Ryan Benton of Tempo to discuss the termination of the definitive agreement relating to Tempo’s acquisition of Advanced Circuits and discuss changes to the terms of the Business Combination in light of such termination.

Among other things, the participants discussed the overall market conditions and financial trends related to special purpose acquisition companies and the challenges associated with consummating a successful Business Combination. The participants also discussed feedback from selected investors and prospective investors and lenders with respect to the proposed Business Combination. Following this discussion, ACE and Tempo mutually agreed to decrease the valuation of Tempo from $350.0 million to $235.0 million. Accordingly, it was agreed that the number of shares to be issued in connection with the Business Combination would be reduced from 25.0 million shares of New Tempo common stock at Closing and up to 10.0 million Tempo Earnout Shares, to 16.5 million shares of New Tempo common stock at Closing and up to 7.0 million Tempo Earnout Shares.
On August 8, 2022, the Tempo board of directors held a meeting via teleconference with representatives of Tempo management and Latham, to discuss, among other things, the proposed changes to valuation of Tempo and the earnout structure.
On July 30, 2022, OCM delivered notice of termination of such subscription, effective immediately. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination.
On August 11, 2022, Tempo and Whizz entered into a mutual termination agreement, pursuant to which the stock purchase agreement with Whizz and the other parties thereto was terminated in its entirety.
On August 11, 2021, Tempo and Point72 Ventures Investments, LLC entered into a term sheet (the “Convertible Note Term Sheet”), pursuant to which the parties agreed to preliminary terms for a convertible note financing. Pursuant to the terms of the Convertible Note Term Sheet, Tempo would issue up to $2.5 million in unsecured convertible promissory notes (the “Proposed Notes”) to Point72 Ventures Investments, LLC and certain other affiliated investors, including ACE, LuxVentures IV, L.P. and SQN. The Proposed Notes would bear interest at a rate of 10% per annum and, except with the written consent of the holders of the Proposed Notes, would not be eligible for prepayment. Unless accelerated as the result of an event of default, the Proposed Notes would mature 12 months from the initial issuance and sale of the Proposed Notes. Upon the closing of the Business Combination, consummation of a qualified financing, or consummation of an initial public offering or direct listing, all outstanding amounts under the Proposed Notes, together with all accrued and unpaid interest thereon, as of such time would automatically convert in full into a number of shares of Tempo preferred stock having terms equivalent to the terms of Tempo’s most senior preferred stock. The definitive agreement, if any, relating to the Proposed Notes would contain customary covenants and events of default. Closing of the issuance of the Proposed Notes would be subject to customary closing conditions.
On August 9, 2022, the Board of Directors of ACE (the “Board”) held a meeting to discuss, among other things, the revised Business Combination transaction. The Board considered, among other things, the updated projections from Tempo; that Tempo would no longer acquire Advanced Circuits or Whizz as part of the revised transaction or receive the benefit of revenue and earnings derived from Advanced Circuits’ or Whizz’s respective businesses; that in light of the proposed financing terms associated with the proposed transaction, New Tempo may have less cash available to it to fund its operations immediately following the closing of the revised transaction than previously expected; the revised pro forma financial information reflecting the revised proposed transaction; the benefit of reduced cash requirements for closing in a difficult financing market; and the potential financial benefits of post-Closing acquisitions, assuming New Tempo is able to obtain additional financing after the consummation of the Business Combination. The disinterested members of the Board ultimately determined at such meeting that the revised transaction was fair to the Company, and that consummating the revised transaction was advisable and in the best interests of the Company and its shareholders. See “Business Combination Proposal — ACE’s Board of Directors’ Reasons for the Business Combination” for more information about the Board’s reasons for approving the Business Combination.
On August 12, 2022, the parties to the Sponsor Support Agreement entered into the Second SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,095,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 500,000 shares of New Tempo common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of New Tempo common stock generally.
On August 12, 2022, ACE, ACE Merger Sub and Tempo entered into that certain Amended and Restated Agreement and Plan of Merger, pursuant to which the parties agreed, among other things, to (i) reduce the Base Purchase Price from $488,375,000 to $235,000,000, (ii) reduce the number of Tempo Earnout Shares from 10,000,000 to 7,000,000, which will vest in two equal tranches of 3,500,000 shares based on New Tempo reaching $5.0 million in Adjusted EBITDA and $15.0 million in revenue in any quarter during the five-year period following the Closing Date, (iii) remove terms relating to the Tempo Add-On Acquisitions, (iv) reduced the Minimum Cash Condition from $320.0 million to $10.0 million, (v) provide for the issuance of additional shares of New Tempo common stock to existing holders of ACE Class A ordinary shares that do not elect to redeem such ACE Class A ordinary shares in connection with the conversion of such ACE Class A ordinary shares into shares of New Tempo common stock upon the consummation of the Domestication, in each case, in an amount not to exceed 1.5 additional shares of New Tempo common stock for each unredeemed share of ACE Class A common stock, and (vi) to extend the Agreement End Date to December 13, 2022. As a result of the Amendment, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion) as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of Tempo Options as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo Options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 23,500,000 shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, including, as applicable, a number of Tempo Earnout Shares.
Prior to the closing of the Business Combination, ACE and Tempo intend to enter into one or more subscription agreements with certain affiliates of the lenders under the Loan and Security Agreement, pursuant to which ACE will agree to sell, and such affiliates of the lenders under the Loan and Security Agreement will agree to purchase, shares of New Tempo common stock at $10.00 per share (the “Lender PIPE Common Stock Subscription Agreement”), in each case to be issued and sold to such parties in connection with the closing of the Business Combination using the outstanding debt balance under the Loan and Security at such time in exchange for the termination of the Loan and Security Agreement and the cancellation of all outstanding borrowings thereunder. In connection therewith, and to induce the affiliates of the lenders under the Loan and Security Agreement to enter into the Lender PIPE Common Stock Subscription Agreement, Tempo intends to issue warrants to purchase shares of Tempo’s Series C preferred stock to such affiliates of the lenders under the Loan and Security Agreement (the “Lender Warrants”). The Lender Warrants are expected to automatically convert into shares of New Tempo common stock upon the closing of the Business Combination. Prior to the Closing, ACE intends to enter into the Third A&R PIPE Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors will agree to purchase an aggregate of 550,000 shares of New Tempo common stock.
Pursuant to the Third A&R PIPE Subscription Agreements, ACE will agree to issue additional shares of New Tempo common stock to each PIPE Investor in the event that the volume weighted average price per share of New Tempo common stock (the “Measurement Period VWAP”) during the 30 days commencing on the date on which a registration statement registering the resale of the shares of New Tempo common stock acquired by such PIPE Investors (the “PIPE Resale Registration Statement”) is declared effective is less than $10.00 per share. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement (the “Measurement Date”) multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined below) and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $4.00 (the “Price Floor Value”), the Adjustment Period VWAP shall be deemed to be the Price Floor Value.
ACE will also agree to issue up to 500,000 additional shares of New Tempo common stock to each such PIPE Investor in the event that the Additional Period VWAP (as defined below) is less than the Adjustment Period VWAP. In such case, each such PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the lesser of (1) such PIPE Investor’s pro rata portion of 500,000 additional shares of New Tempo common stock, and (2) (i) (A) (x) the number of shares issued to such PIPE Investor pursuant to such subscription agreement and held by such PIPE Investor on the last day of the 30 calendar day period ending on the date that is 15 months following the closing of the subscriptions (such 30 calendar day period, the “Additional Period”), times (y) the Adjustment Period VWAP, minus the average of the volume weighted average price of a share of New Tempo common stock determined for each of the trading days during the Additional Period (the “Additional Period VWAP”), minus (B) the number of PIPE Incentive Shares, times the Additional Period VWAP, divided by (ii) the Additional Period VWAP.
Additionally, ACE will agree to issue up to 2,000,000 additional shares (the “PIPE Incentive Shares”) to such PIPE Investors on a pro rata basis with respect to each PIPE Investor’s subscription amount as an incentive to subscribe for and purchase the shares under the Third A&R PIPE Subscription Agreements.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Third A&R PIPE Subscription Agreements will be conditioned upon, among other things, there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Third A&R PIPE Subscription Agreements and satisfaction or waiver of all conditions precedent to the Closing under the Merger Agreement. The closings under the Third A&R PIPE Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see “Business Combination Proposal — Related Agreements — PIPE Subscription Agreements.”
Resignation of Citi
On May 19, 2022, Citi resigned from its role as financial advisor to Tempo and as a placement agent to the Company for the proposed PIPE Investment. Citi’s resignation was not the result of any dispute or disagreement with the Company or Tempo or any matter relating to the Company’s or Tempo’s respective operations, policies, procedures or practices. In connection with its resignation, Citi waived any claim it may have to any fees under the engagement letters entered into with each of the Company and Tempo and, accordingly, neither the Company nor Tempo has paid to Citi, and neither the Company nor Tempo is liable to Citi for, any fees, despite Citi’s having rendered substantially all applicable services at the time of its resignation. Citi did not provide specific reasons for its resignation, and neither the Company nor Tempo will speculate about the reasons why Citi withdrew from its role as financial advisor to Tempo and as a placement agent to the Company for the PIPE Investment and forfeited its fees after doing substantially all of the work necessary to earn those fees. Neither the Company nor Tempo intends to engage any additional advisors or placement agents as a result of Citi’s resignation, and the fees previously owed to Citi will not be paid or reallocated to any other advisor or placement agent. Citi was not expected to have a significant role in the closing of the Business Combination, and the Company does not believe that Citi’s resignation will impact the transactions described in this proxy statement/prospectus or the consummation of the Business Combination.
As is customary, certain provisions of Citi’s engagement letters with each of the Company and Tempo will survive Citi’s resignation. These provisions include the obligations of the Company and Tempo to indemnify and hold harmless Citi and its officers, directors, employees and agents from and against any losses and claims arising in any manner out of or in connection with the services that Citi provided to the

Company or Tempo under the engagement letters and certain obligations of the Company and Tempo to maintain the confidentiality of information or advice rendered by Citi or any of its representatives to the Company or Tempo, as applicable, in connection with the evaluation of the Business Combination.
The Company does not expect that the PIPE Investment will be impacted by Citi’s resignation. Committed and potential investors in the PIPE Investment have been informed of Citi’s resignation, and no investors have revised or withdrawn their respective commitments in light of that information. The PIPE Investment is not contingent upon any continued involvement by Citi in the transactions and, pursuant to the subscription agreements relating to the PIPE Investment, each investor in the PIPE Investment specifically has disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents, including Citi, in connection with such investment.
The disclosure in this proxy statement/prospectus pertaining to Citi’s engagement as financial advisor to Tempo and as a placement agent to the Company for the proposed equity and convertible note private placement investments to be consummated in connection with the Business Combination, as well as Citi’s subsequent resignation, has been provided to Citi. Citi’s confirmation that Citi agrees with this disclosure was requested, but Citi has indicated that it does not intend to provide a response to this request.
Some investors may believe that when a financial institution, such as Citi, is named in a registration or proxy statement, the involvement of such institution implies a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institution generally means that the financial institution has completed a level of due diligence ordinarily associated with a professional engagement. However, in connection with its resignation, Citi has disclaimed responsibility for any portion of the disclosure included in this proxy statement/prospectus. Neither the Company nor Tempo can provide any assurance that Citi agrees with the disclosure in this proxy statement/prospectus, and no inference should be drawn to this effect. Investors should not place any reliance on the fact that Citi was involved with any aspect of the transactions described in this proxy statement/prospectus.
At no time prior to or after its resignation through the date of this filing did Citi indicate that it had any specific concerns with the Business Combination. Citi did not prepare or provide any of the disclosures in this proxy statement/prospectus, any analysis underlying the disclosures or any other materials or work product to the Company or Tempo that have been provided to the Company’s shareholders or the investors in the PIPE Investment. As with other members of the transaction working group, Citi did receive drafts of proxy statement/prospectus prepared by the Company and Tempo and provided limited comments in the ordinary course.
The Company did not rely on Citi, in its role as a placement agent to the Company for the proposed equity and convertible note private placement investments to be consummated in connection with the Business Combination, in the preparation and analysis of the materials, including projections, provided to the board of directors of the Company for use as a component of its overall evaluation of Tempo. The board of directors of the Company did not receive or rely upon any financial or valuation analyses conducted or prepared by Citi in making its determination that the Merger Agreement, and the transactions contemplated thereby, including the Business Combination, were just, equitable and fair as to the Company and that it is in the best interests of the Company and its shareholders to enter into the Merger Agreement subject to the terms and conditions agreed upon by the parties thereto.
The Company believes that the resignation of Citi and the waiver of fees for services that have already been rendered is unusual. It is possible that the Company’s shareholders may be more likely to elect to redeem their shares as a result of this resignation and as a result, the Company may not have sufficient funds to meet the Minimum Cash Condition in the Merger Agreement.
ACE’s Board of Directors’ Reasons for the Business Combination
On October 13, 2021, the disinterested members of the ACE board of directors (i) approved the Agreement and Plan of Merger, dated as of October 13, 2021, by and among ACE, ACE Merger Sub and Tempo, and the related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of ACE and its shareholders, and (iii) recommended that ACE’s shareholders approve and adopt the Business Combination. In evaluating the Business Combination and making these determinations and this recommendation, the ACE board of directors consulted with ACE’s senior management and considered a number of factors. On August 9, 2022, the disinterested members of the ACE board of directors approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby, and determined that such agreements and transactions are in the best interests of ACE and its shareholders.
The ACE board of directors and management also considered the general criteria and guidelines that ACE believed would be important in evaluating prospective target businesses as described in the prospectus for ACE’s initial public offering. The ACE board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, ACE stated that it intended to focus primarily on acquiring a company or companies with the following criteria and guidelines in part:
(i)
the business has a market capitalization of at least $500 million;

(ii)
the business operates in industries in which ACE’s management team have technical, strategic and operational expertise to impart significant value;

(iii)
the company’s existing product portfolio already commands certain leading position in a well-defined subset of the market, where the company sustains certain competitive advantage over its competitors;

(iv)
the business proposition of the target can be clearly communicated to the capital market, with value-drivers that can be articulated clearly for the public market to monitor;

(v)
the business presents a multi-year value-creation opportunity for which the expansionary funding from the business combination can be a powerful catalyst;

(vi)
the business is positioned in a market with under-addressed growth opportunities, or the business presents opportunities for strategic re-positioning through changes in its product portfolio, sales model, customer and contract priorities, quality of cash flow and capital structure and its geographical resource allocation, etc.;

(vii)
particularly with the funding from the business combination and the immediate value- enhancement initiatives provided by our management team, the target business should demonstrate a clear short-term potential to achieve positive cashflow as demanded by the public market; and

(viii)

(ix)
the business must have a governance and control system in place, and a management team that is mentally prepared, to live up to the standards of a US listed company.

In considering the Business Combination, the ACE board of directors determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.
ACE’s board of directors considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, ACE’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of ACE’s board of directors may have given different weight to different factors. This explanation of ACE’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”
In particular, the ACE board of directors considered the following factors:
•
Tempo and the Business Combination.   The ACE board of directors considered the following factors related to Tempo and the Business Combination:

•
Tempo’s Large and Fragmented Addressable Market.   Tempo aims to transform the U.S. prototyping and on-demand electronic manufacturing market with the deployment of its artificial intelligence-enhanced, software-accelerated intelligent digital manufacturing platform. This targeted market is significantly large, estimated at $290 billion based on IPC’s 2012-2013, 2018, and 2019 Annual Reports and Forecasts for the North American EMS Industry. It is also highly fragmented: approximately 77% of the outsourced electronic manufacturing facilities in the U.S. are operated by approximately 1,100 manufacturing service providers, each with estimated annual revenues of less than $50 million. By delivering faster turnaround time and enhancing product reliability through software and AI, the ACE board of directors believes Tempo is in an advantageous position to gain market share in this large, fragmented market.

•
Tempo’s Unique Product Offering.   The ACE board of directors believes that Tempo’s software-driven offering is transformative in the U.S. prototyping and on-demand electronic manufacturing markets, where industry players have traditionally underinvested in technology, at least when compared to Tempo.

•
Tempo’s Readiness for the Public Market.   Tempo has senior finance leadership with extensive public company experience. This includes Ryan Benton, the Chief Financial Officer of Tempo who has in the last ten years served as Chief Financial Officer, audit committee chair, or Chief Executive Officer in four publicly traded technology companies where he was in particular involved in initial public offerings, mergers, acquisitions, trade-sales, and various other capital market transactions. Tempo’s Vice President of Business Operations and Finance, Keith Tainsky, has extensive business process, strategic planning, ERP systems experience, and previously served as the Vice President of Finance at Revasum, Inc. and as the Chief Financial Officer of Exar Corporation. Additionally, Tempo’s Vice President and Corporate Controller Sherry Lin, after five years in public accounting, has spent approximately twelve years in various controllership positions at several public companies. The ACE board of directors believes these factors will help Tempo successfully operate as a public company while maintaining the capabilities to execute on additional business acquisitions.

•
Tempo’s Growth Strategies.   Tempo intends to deliver revenue and earnings improvement organically. Tempo also intends to pursue strategic acquisitions in order to accumulate additional manufacturing data, gain market share, realize benefits of greater scale, acquire additional customer relationships, and increase its strategic capabilities.

•
Experienced and Proven Management Team.   The ACE board of directors believes that Tempo’s management team has extensive experience critical to succeeding in the industrial software and electronics manufacturing market. Tempo’s management team is led by its Chief Executive Officer, Joy Weiss, who is a seasoned semiconductor entrepreneur and, most recently, served as Vice President of Data Center with Analog Devices, Inc. Tempo’s Chief Financial Officer, Ryan Benton, has experience as Chief Financial Officer of several technology companies, most prominently at Exar Corporation, a semiconductor company, where he led major acquisitions and dispositions, and, after promotion to Chief Executive Officer, led the eventual trade-sale of Exar Corporation. Ralph Richart, Tempo’s Chief Technology and Manufacturing Officer, was formerly a director of Advanced Circuits. Keith Tainsky, Tempo’s VP of Finance and Business Operations, has extensive business process, strategic planning and ERP systems experience, and previously served as the Vice President of Finance at Revasum, Inc. and as the Chief Financial Officer of Exar Corporation. The ACE board of directors believes that under the leadership of these foregoing individuals, Tempo has built a digital manufacturing company that offers customers the proposition of faster and more reliable outcomes, capable of strong growth. The ACE board of directors expects that Tempo’s executives will continue with New Tempo following the Business Combination and that they are aligned with ACE’s culture and goal of creating post-combination value. For additional information regarding Tempo’s executive officers, see the section titled “Management of New Tempo Following the Business Combination — Executive Officers.”

•
Best Available Opportunity.   The ACE board of directors determined, after a thorough review of other business combination opportunities reasonably available to ACE, that the proposed Business Combination represents the best potential business combination for ACE based upon the process utilized to evaluate and assess other potential acquisition targets and the ACE board of directors’ belief that such processes had not presented a better alternative.

•
Continued Ownership By Sellers.   The ACE board of directors considered that Tempo’s existing equityholders would be receiving a significant amount of New Tempo’s common stock as consideration and that 100% of the existing equityholders of Tempo are “rolling over” their existing equity interests into equity interests in New Tempo, which would represent approximately 51.3% of the pro forma beneficial ownership of New Tempo after Closing before earn-out. This percentage assumes (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the public and private warrants or options or issuance of any shares of New Tempo common stock in connection with the Tempo Earnout Shares, (iii) that (x) New Tempo issues or reserves for issuance 23,500,000 shares of New Tempo common stock to Tempo Stockholders as part of the Aggregate Merger Consideration pursuant to the Merger Agreement and (y) New Tempo issues 1,050,000 shares of New Tempo common stock to the PIPE Investors pursuant to the PIPE Investment and (v) 1,155,000 shares of New Tempo to CFPI. If the actual facts are different from these assumptions, the percentage ownership retained by current ACE shareholders and Tempo Stockholders in New Tempo will be different.

Further, all of the proceeds to be delivered to New Tempo in connection with the Business Combination (including those from ACE’s trust account, proceeds from the PIPE Investment, less the payments of redemptions and any expenses relating to the Business Combination), are expected to remain on the balance sheet of New Tempo after Closing in order to fund Tempo’s existing operations and support new and existing growth initiatives, and are not anticipated to be used to effect any additional repurchase, redemption or other acquisition of outstanding shares of ACE’s common stock for at least the first six months after Closing. The ACE board of directors considered this as a strong sign of confidence in New Tempo following the Business Combination and the benefits to be realized as a result of the Business Combination.

•
Investment by Affiliates and Third Parties.   The ACE board of directors considered that certain related parties of the Sponsor (“Sponsor Related PIPE Investors”) were expected to invest $40.0 million of PIPE Investment in New Tempo, and that certain third parties, including top-tier institutional investors (“Third Party PIPE Investors”), are also investing an additional $42.0 million of PIPE Investment in New Tempo. The ACE board of directors considered this another strong sign of confidence in New Tempo following the Business Combination and the benefits to be realized as a result of the Business Combination. In January 2022, the Sponsor Related PIPE Investors’ investment was reduced to $40 million, and Tor Asia and OCM agreed to invest an additional $200.0 million in New Tempo pursuant to their subscriptions for 15.5% convertible senior notes. The Sponsor Related PIPE Investors’ investment was subsequently increased to $60.0 million in March 2022 in connection with the execution of the Amended and Restated Subscription Agreements. On July 30, 2022, Tor Asia’s and OCM’s subscription was terminated in its entirety. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination. Prior to Closing, ACE expects that the PIPE Investment will be reduced in connection with the entry into the Third A&R PIPE Subscription Agreements.

•
Results of Due Diligence.   The ACE board of directors considered the scope of the due diligence investigation conducted by ACE’s senior management and outside advisors and evaluated the results thereof and information available to it related to Tempo, including:

a.
extensive virtual meetings and calls with Tempo’s management team regarding its operations, projections, and the proposed transaction; and

b.
review of materials related to and made available by Tempo, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters and other regulatory and compliance matters, and other legal and business diligence.

•
Terms of the Merger Agreement.   The ACE board of directors reviewed and considered the terms of the Merger Agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements. See “Business Combination Proposal” for detailed discussions of the terms and conditions of these agreements.
•
The Role of the Independent Directors.   In connection with the Business Combination, ACE’s independent directors, Kenneth Klein, Omid Tahernia and Raquel Chmielewski, evaluated the proposed terms of the Business Combination, including the Merger Agreement and the related agreements, and approved, as disinterested members of the ACE board of directors, the Merger Agreement and the related agreement and the transactions contemplated thereby, including the Business Combination. Ryan Benton, the Chief Financial Officer of Tempo, recused himself from all board deliberations in connection with the Business Combination.

The ACE board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:
•
Potential Inability to Complete the Merger.   The ACE board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to ACE if the Business Combination is not completed, in particular, the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for stockholder and antitrust approval). The Merger Agreement and the Sponsor Support Agreement each also include exclusivity provisions that prohibit ACE, the Sponsor, and certain of their respective affiliates from soliciting other initial business combination proposals on behalf of ACE, which restricts ACE’s ability to consider other potential initial business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.

In addition, the ACE board of directors considered the risk that the current public shareholders of ACE would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to New Tempo following the consummation of the Business Combination. The ACE board of directors noted that the consummation of the Merger is conditioned upon satisfaction of the Minimum Cash Condition, which may not be satisfied at Closing under substantial exercise by ACE’s current public shareholders of their redemption rights, based on the size of PIPE Investment and Debt Commitments as of the filing date of this registration statement. Further, the ACE board of directors considered the risk that current public shareholders would exercise their redemption rights is mitigated because Tempo will be acquired at an attractive aggregate purchase price.
•
Tempo’s Business Risks.   The ACE board of directors considered that ACE shareholders would be subject to the execution risks associated with New Tempo if they retained their public shares following the Closing, which were different from the risks related to holding public shares of ACE prior to the Closing. In this regard, the ACE board of directors considered that there were risks associated with successful implementation of New Tempo’s long term business plan and strategy and New Tempo realizing the anticipated benefits of the Business Combination on the timeline expected, or at all, including due to factors outside of the parties’ control such as the potential negative impact, including the potential impact of the ongoing COVID-19 pandemic and related macroeconomic uncertainty. The ACE board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that ACE shareholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

•
Post-Business Combination Corporate Governance.   The ACE board of directors considered the corporate governance provisions of the Merger Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of the Company following the Closing. In particular, they considered that the parties have not entered into any agreement in respect of the composition of the Board after the Closing, except for the parties’ respective rights to designate the initial director nominees. See “Business Combination Proposal — Merger Agreement” for detailed discussions of the terms and conditions of the Merger Agreement.

Given that the existing equityholders of Tempo will collectively control shares representing a large portion of New Tempo’s total outstanding shares of common stock upon completion of the Business Combination, and that the Board will be classified following the Closing pursuant to the terms of the Proposed Organizational Documents, the existing equityholders of Tempo may be able to elect future directors and make other decisions (including approving certain transactions involving New Tempo and other corporate actions) without the consent or approval of any of ACE’s current shareholders, directors or management team. See “Organizational Documents Proposals” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.
•
Limitations of Review.   The ACE board of directors considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the price ACE is paying to acquire Tempo is fair to ACE or its shareholders from a financial point of view. In addition, the ACE senior management and ACE’s outside counsel reviewed only certain materials in connection with their due diligence review of Tempo. Accordingly, the ACE board of directors considered that ACE may not have properly valued such business.

•
No Survival of Remedies for Breach of Representations, Warranties or Covenants of Tempo.   The ACE board of directors considered that the terms of the Merger Agreement provide that ACE will not have any surviving remedies against Tempo or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the Tempo representations, warranties or covenants set forth in the Merger Agreement. As a result, ACE shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Tempo prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The ACE board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of Tempo will be, collectively, the majority equityholders in New Tempo.

•
Litigation.   The ACE board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•
Fees and Expenses.   The ACE board of directors considered the fees and expenses associated with completing the Business Combination.

•
Diversion of Management.   The ACE board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Tempo’s business.

In addition to considering the factors described above, the ACE board of directors also considered:
•
Interests of ACE’s Directors and Executive Officers.   ACE’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of ACE’s shareholders, as described in the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination.” However, ACE’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for ACE’s initial public offering and are included in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by ACE with any other target business or businesses, and (iii) ACE’s directors and executive officers hold equity interests in ACE with value that, after the Closing, will be based on the future performance of New Tempo’s common stock. In addition, ACE’s independent directors, with the recuse of Ryan Benton, reviewed and considered these interests during their evaluation of the Business Combination and in approving, as disinterested members of the ACE Board of directors, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Based on its review of the forgoing considerations, the ACE board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects ACE shareholders will receive as a result of the Business Combination. The ACE board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.
The preceding discussion of the information and factors considered by the ACE board of directors is not intended to be exhaustive but includes the material factors considered by the ACE board of directors. In view of the complexity and wide variety of factors considered by the ACE board of directors in connection with its evaluation of the Business Combination, the ACE board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the ACE board of directors may have given different weight to different factors. The ACE board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.
This explanation of the ACE board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”
Projected Financial Information
Tempo provided ACE with its internally prepared forecasts for each of the years in the five year period ending December 31, 2025. Tempo does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition, or other results. However, in connection with the proposed Business Combination, management of Tempo prepared the financial projections set forth below to present key elements of the forecasts provided to ACE. The Tempo forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projected financial information. In the view of Tempo’s management, the financial projections were prepared on a reasonable basis reflecting management’s currently available estimates and judgments.
Following the termination by Advanced Circuits of its agreement with Tempo on July 28, 2022, pursuant to which Tempo was to acquire all of the issued and outstanding equity interests in Advanced Circuits, and the termination of the agreement between Whizz and Tempo on August 11, 2022, pursuant to which Tempo was to acquire all of the issued and outstanding equity interests in Whizz, Tempo provided revised projections to ACE reflecting the removal of Advanced Circuits and Whizz from the proposed Business Combination. In considering whether to proceed with the proposed Business Combination on the new proposed terms, the Board of Directors of ACE (the “Board”) considered such updated projections, sought advice from its advisors and engaged in deliberations and discussions with respect thereto, and considered, among other things, that Tempo would no longer acquire Advanced Circuits or Whizz as part of the revised transaction or receive the benefit of revenue and earnings derived from Advanced Circuits’ or Whizz’s respective businesses; that in light of the proposed financing terms associated with the proposed transaction, New Tempo may have less cash available to it to fund its operations immediately following the closing of the revised transaction than previously expected; the revised pro forma financial information reflecting the revised proposed transaction; the benefit of reduced cash requirements for closing in a difficult financing market; and the potential financial benefits of post-Closing acquisitions, assuming New Tempo is able to obtain additional financing after the consummation of the Business Combination. The disinterested members of the Board ultimately determined at a meeting on August 9, 2022, that the revised transaction was fair to the Company, and that consummating the revised transaction was advisable and in the best interests of the Company and its shareholders. See “Business Combination Proposal — ACE’s Board of Directors’ Reasons for the Business Combination” for more information about the Board’s reasons for approving the Business Combination.
The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that ACE, our board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.
The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions, and other future events, as well as matters specific to Tempo’s business, all of which are difficult to predict and many of which are beyond Tempo’s and ACE’s control. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Tempo’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Tempo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
The financial projections do not take into account any circumstances or events occurring after the date they were prepared and have been prepared by, and are the responsibility of, Tempo’s management. None of Tempo’s independent registered accounting firm, ACE’s independent registered accounting firm, or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. The projected financial information was prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projected financial information. The projected financial information was prepared by Tempo. Information provided by Tempo does not constitute any representation, estimate or projection of any other party. The projected financial information included in this document has been prepared by, and is the responsibility of, Tempo’s management.
The projected financial information set forth herein includes Non-GAAP Gross Profit and Adjusted EBITDA, which are non-GAAP financial measures. Tempo and ACE believe that due to the forward-looking nature of the foregoing projections, a quantitative reconciliation of non-GAAP measures to GAAP measures cannot be made available without unreasonable effort due to the nature and complexity of the reconciling items. Forward looking projections are not prepared in accordance with accounting standards. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.
Specifically, the following GAAP adjustments, among others, have not been included in the projections: revenue accounting, including identifying the relevant performance obligations, allocating the value of the arrangement to the performance obligations and determining the timing of recognition of the relative fair value assigned to the performance obligations.
It is probable that these factors would have a significant impact on Tempo's projected financial position and results of operations as reported under GAAP.
BDO and Withum have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information and, accordingly, BDO and Withum do not express an opinion or any other form of assurance with respect thereto. The report of BDO included in this document relates to the historical financial statements of Tempo as of December 31, 2021 and 2020 and the years then ended. The report of Withum included in this document relates to the previously issued historical financial statements of ACE. The reports of BDO and Withum do not extend to the projected financial information and should not be read to do so. Furthermore, the projected financial information does not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the projected financial information is provided in this proxy statement/prospectus because the projected financial information was made available to ACE. No person has made or makes any representation or warranty to any ACE shareholder regarding the information included in the projected financial information. The projected financial information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The projected financial information should not be viewed as public guidance.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR TEMPO, ACE UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.
The following tables set forth initial projections (after giving effect to the Tempo Add-On Acquisitions), updated projections (excluding the Tempo Add-On Acquisitions) and updated projections (excluding the Tempo Add-On Acquisitions and reflecting illustrative future M&A transactions) regarding New Tempo for 2021, 2022, 2023, 2024 and 2025:
Initial Projections
($ in millions)	2021E	2022E	2023E	2024E	2025E
Total Revenue	$146.3	$178.4	$220.1	$271.9	$331.0
Non-GAAP Gross Profit(1)(3)	61.7	85.9	112.8	150.3	194.8
Adjusted EBITDA(2)(3)	18.0	35.6	58.1	82.3	110.1
Updated Projections
($ in millions)	2021A	2022E	2023E	2024E	2025E
Total Revenue	$17.4	$13.1	$17.3	$26.0	$36.4
Non-GAAP Gross Profit(1)(3)	3.1	3.4	8.4	13.7	19.7
Adjusted EBITDA(2)(3)	(25.0)	(19.6)	(4.2)	1.2	6.6
Updated Projections (including illustrative future M&A transactions)(4)
($ in millions)	2021A	2022E	2023E	2024E	2025E
Total Revenue	$17.4	$13.1	$73.6	$142.2	$272.8
Non-GAAP Gross Profit(1)(3)	3.1	3.4	30.9	61.9	121.4
Adjusted EBITDA(2)(3)	(25.0)	(19.6)	9.2	33.6	76.2

(1)
Tempo defines Non-GAAP Gross Profit, a non-U.S. GAAP financial measure, as Gross Profit, adjusted to exclude the effects of stock-based compensation expense, depreciation and amortization of intangibles (including purchase intangibles), and other one-time or non-recurring charges. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and may not be comparable to similarly titled measures used by other companies.

(2)
Tempo defines Adjusted EBITDA, a non-U.S. GAAP financial measure, as net income (loss), adjusted to exclude the effects of stock-based compensation expense, total other income (expense) including fair value change of warrant liabilities and forgiveness of PPP loan, net and provision for income taxes, depreciation and amortization of intangibles (including purchase intangibles), transaction related costs associated with the business combination and other one-time or non-recurring charges. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.
(3)
Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

(4)
Assumes that, in each of 2023, 2024, and 2025, New Tempo will acquire one company with annual sales of $75.0 million, sales growth of 5% per year, Non-GAAP Gross Profit margin of 40%, Adjusted EBITDA margin of 25%, and net assets of $12.2 million, and that the purchase price for each such acquisition by New Tempo will be equal to 8.0x EBITDA for the applicable company, with 56% of such purchase price funded with debt and the remainder being paid in cash from operations or proceeds from equity financing transactions. Acquisitions involve numerous risks, any of which could harm New Tempo’s business and negatively affect its financial condition and results of operations. The success of any acquisition will depend in part on New Tempo’s ability to realize the anticipated business opportunities from combining the operations of acquired companies with Tempo’s existing business in an efficient and effective manner. These integration processes could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect New Tempo’s ability to maintain relationships with customers, employees or other third parties, or New Tempo’s ability to achieve the anticipated benefits of any such acquisition, and could harm New Tempo’s financial performance. If New Tempo is unable to successfully or timely integrate the operations of an acquired business with Tempo’s existing business, New Tempo may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from such acquisitions, and New Tempo’s business, results of operations and financial condition could be materially and adversely affected. See “Risk Factors—Risks Relating to Tempo’s Business and Industry—As New Tempo acquires and invests in companies or technologies, it may not realize expected business, expected cost synergies, technological, or financial benefits. Such acquisitions or investments could prove difficult to integrate, disrupt its business, dilute stockholder value and adversely affect New Tempo’s business, results of operations and financial condition.”

Revenue projections for 2022 through 2025 decreased largely as a result of the change in estimated closing date of the Business Combination from the fourth quarter of 2021 to the fourth quarter of 2022, increased geopolitical and macroeconomic uncertainty during the forecast period and the exclusion of the Tempo Add-On Acquisitions.
Non-GAAP Gross Profit projections for 2022 through 2025 decreased primarily as a result of the decrease in forecasted revenue for 2022 through 2025 described above.
Adjusted EBITDA projections for 2022 through 2025 decreased primarily as a result of the decreases in forecasted revenue and Non-GAAP Gross Profit for 2022 through 2025 described above.
Tempo’s initial projections and updated projections were prepared using a number of assumptions. To estimate the initial (after giving effect to the Tempo Add-On Acquisitions), updated (excluding the Tempo Add-On Acquisitions) and updated (excluding the Tempo Add-On Acquisitions and reflecting illustrative future M&A transactions) forecasted revenue growth, which imply a revenue compound annual growth rate of 23%, 20% and 99%, respectively, between 2021 and 2025, and the initial (after giving effect to the Tempo Add-On Acquisitions), updated (excluding the Tempo Add-On Acquisitions) and updated (excluding the Tempo Add-On Acquisitions and reflecting illustrative future M&A transactions) forecasted profitability growth, Tempo’s management relied on the following assumptions that Tempo’s management believed to be material:
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continued growth in the prototyping and on-demand electronic manufacturing market, driven by growth in the end markets that depend on it. Specifically, according to the July 2020 report, “Space: Investing in the Final Frontier,” published by Morgan Stanley & Co. LLC, the space industry is set to grow from $350 billion to over $1.0 trillion by 2040. According to “McKinsey on Semiconductors,” published by McKinsey & Company, LLC in 2019, the semiconductor industry is expected to reach $362 billion by 2025, reflecting a compound annual growth rate of 7.2% from 2020 through 2025. The aviation and defense industry is expected to reach $850 billion by 2026 based on a compound annual growth rate of 9% from 2019 through 2026 according to the February 2021 research report, “Aircraft Manufacturing Market By Type (Gliders, Helicopters, Ultra-Light Aircraft, Passenger Aircraft, Unmanned Aerial Vehicle & Drones, and Airships), and By Application (Military & Defense, Civil, Commercial and Others): Global Industry Outlook, Market Size, Business Intelligence, Consumer Preferences, Statistical Surveys, Comprehensive Analysis, Historical Developments, Current Trends, and Forecasts, 2020-2026,” published by Facts & Factors Research. The medical device industry is expected to reach $600 billion by 2023 based on an anticipated compound annual growth rate of 6.1% from 2021 through 2023 according to the September 2021 research report, “Medical Devices Global Market Opportunities And Strategies To 2030: COVID-19 Impact and Recovery,” published by The Business Research Company. Additionally, according to the December 2020 study, “Industrial IoT (IIoT) Market by Component, Application (Robotics, Maintenance, Monitoring, Resource Optimization, Supply Chain, Management), Industry (Aerospace, Automotive, Energy, Healthcare, Manufacturing, Retail), and Region — Global Forecast to 2027” published by Meticulous Market Research Pvt. Ltd., the industrial and ecommerce industry is expected to reach $260 billion by 2027, reflecting a compound annual growth rate of 16.7% from 2020 through 2027;

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commercialization timing for new products under development, including further upgrades to our front-end customer portal software, back-end manufacturing software, and connected network of smart factories and top-line and bottom-line benefits associated with accumulating additional data;

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the ability to source semiconductor components and direct materials (to which end we have invested in our supply chain people, processes, and systems);

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the ability to attract and retain key personnel, including personnel with experience in research and development and sales, general and administrative functions;

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growth in employee headcount to support increased revenue, but at a slower rate than revenue growth due to expected technological and operational efficiencies;

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the benefits of economies scale and vertical integration;

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estimated costs associated with public company operations and compliance;

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the closing of the Business Combination during the fourth quarter of 2021 in the case of the initial projections and during the fourth quarter of 2022 in the case of both updated projections; and

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the experience of Tempo’s management in the electronics and related industries.

Satisfaction of 80% Test
It is a requirement under the Nasdaq listing requirements that any business acquired by ACE have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $872.0 million for Tempo compared to the $230.0 million in the trust account, the ACE board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of ACE and its shareholders and appropriately reflected Tempo’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. ACE’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Tempo met this requirement.

Interests of ACE’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of ACE’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and ACE’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of ACE shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

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On May 28, 2020, the Sponsor purchased 5,750,000 ACE Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.004 per share (“Founder Shares”). On May 29, 2020, the Sponsor transferred an aggregate of 155,000 Founder Shares to certain members of the Company’s management team. The Founder Shares included an aggregate of up to 750,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option on July 30, 2020, 750,000 Founder Shares are no longer subject to forfeiture. Simultaneously with the closing of the initial public offering of ACE, the Sponsor purchased 6,600,000 Private Placement Warrants at a price of $1.00 per warrant, or $6,600,000 in the aggregate, in a private placement. On October 13, 2021, the Sponsor distributed 1,678,500 Founder Shares and 948,750 Private Placement Warrants to Sunny Siu. In January 2022, the Sponsor distributed 755,930 founder shares and 891,714 private placement warrants to ACE SO5 Holdings Limited, an affiliate of the Sponsor. If ACE does not consummate a business combination by October 13, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,595,000 ACE Class B ordinary shares owned by the Sponsor and initial shareholders and their permitted transferees, and the 155,000 ACE Class B ordinary shares directly owned by ACE’s independent directors and certain of its officers, in aggregate, would be worthless because following the redemption of the public shares, ACE would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the Sponsor if ACE fails to complete a business combination within the required period. In addition the 6,600,000 Private Placement Warrants would expire worthless. The Sponsor purchased the ACE Class B ordinary shares prior to ACE’s initial public offering for approximately $0.004 per share and certain of ACE’s directors and executive officers, including Behrooz Abdi, have an economic interest in such shares. Each of the initial shareholders of ACE and their permitted transferees acquired their ACE Class B ordinary shares at $0.004 per share. The 3,250,000 shares of New Tempo common stock that the Sponsor and initial shareholders of ACE (including the independent directors and certain officers of ACE, and excluding the Sponsor Related PIPE Investors) and their permitted transferees, are expected to hold following the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $33.22 million based upon the closing price of $10.22 per public share on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of New Tempo common stock will be subject to certain restrictions, including those described above, ACE believes such shares have less value. The 6,600,000 New Tempo warrants into which the 6,600,000 Private Placement Warrants held by the Sponsor and initial shareholders and their permitted transferees, will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.19 million based upon the closing price of $0.18 per public warrant on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

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The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to ACE shareholders rather than liquidate.

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Given the differential in purchase price that the Sponsor and initial shareholders and their permitted transferees paid for the Founder Shares as compared to the price of the units sold in ACE’s initial public offering and the substantial number of shares of New Tempo Common Stock that the Sponsor and initial shareholders and their permitted transferees will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and initial shareholders and their permitted transferees may realize a positive rate of return on such investments even if other shareholders of ACE experience a negative rate of return following the Business Combination.

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The Sponsor and its affiliates are active investors across a number of different investment platforms, which ACE and the Sponsor believe improved the volume and quality of opportunities that were available to ACE. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, ACE’s Cayman Constitutional Documents currently provide that certain business opportunities are not subject to the “corporate opportunity” doctrine. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the investment vehicle. ACE does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

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On May 28, 2020, ACE issued an unsecured promissory note to the Sponsor, pursuant to which ACE borrowed an aggregate principal amount of $186,760. The note was non-interest bearing and payable on the earlier of (i) December 31, 2020, and (ii) the completion of the initial public offering. The borrowings outstanding under the note in the amount of $186,760 were repaid upon the consummation of the initial public offering on July 30, 2020. In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of ACE’s officers and directors may, but are not obligated to, loan ACE funds as may be required. In the event that ACE’s initial business combination does not close, ACE may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to ACE pursuant to such loans. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. ACE does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as ACE does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account. As of December 31, 2020, ACE had no outstanding borrowings under the working capital loans.

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On August 12, 2020, ACE entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Sponsor, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility will be utilized to finance transaction costs in connection with ACE’s initial business combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a business combination. In return, ACE deposited $900,000 into an account held by ASIA-IO, from which ACE may make fund withdrawals for up to $1,500,000. As part of the Working Capital Facility, ASIA-IO waived the right to convert the working capital loan into private placement warrants. Any outstanding amounts deposited with ASIA-IO upon the completion of a business combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of outstanding borrowings under the Working Capital Facility. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Working Capital Facility and it will be worthless.

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The Sponsor (including its representatives and affiliates) and ACE’s directors and officers may, in the future, become affiliated with entities that are engaged in a similar business to ACE. The Sponsor and ACE’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to ACE completing its initial business combination (assuming ACE has entered into the Merger Agreement). Moreover, certain of ACE’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. ACE’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to ACE, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in ACE’s favor and such potential business opportunities may be presented to other entities prior to their presentation to ACE, subject to applicable fiduciary duties under Cayman Islands Companies Act and Cayman Islands common law. ACE’s Cayman Constitutional Documents provide that ACE renounces its interest in any corporate opportunity offered to any director or officer of ACE which may be an opportunity for such director, on the one hand, or ACE, on the other.
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ACE’s existing directors and officers will be eligible for continued indemnification and continued coverage under ACE’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

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The Sponsor Related PIPE Investors have subscribed for $2,000,000 of the PIPE Investment, for which they will receive 200,000 shares of New Tempo common stock. The 200,000 shares which the Sponsor Related PIPE Investors have subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of approximately $2.04 million based upon the closing price of $10.22 per public share on Nasdaq on August 9, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — ACE Convergence Acquisition Corp. — PIPE Subscription Agreements” for additional information.

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In the event that ACE fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, ACE will be required to provide for payment of claims of creditors that were not waived that may be brought against ACE within the ten years following such redemption. In order to protect the amounts held in ACE’s trust account, the Sponsor has agreed that it will be liable to ACE if and to the extent any claims by a third party (other than ACE’s independent auditors) for services rendered or products sold to ACE, or a prospective target business with which ACE has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of ACE’s initial public offering against certain liabilities, including liabilities under the Securities Act.

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In order to finance transaction costs in connection with ACE’s initial business combination (including any amounts which are currently outstanding), the Sponsor or an affiliate of the Sponsor, or certain of ACE’s officers and directors may, but are not obligated to, loan funds to ACE as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes that would each become due and payable in full, without interest, upon completion of ACE’s initial business combination, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to ACE’s private placement warrants. In the event that ACE does not complete its initial business combination within the prescribed time frame, ACE may use a portion of its working capital held outside of its trust account to repay any Working Capital Loans made to ACE, but no proceeds held in the trust account would be used to repay such Working Capital Loans, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to ACE pursuant to such Working Capital Loans. On August 12, 2020, ACE entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Sponsor, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility will be utilized to finance transaction costs in connection with the Business Combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a Business Combination. In return, ACE deposited $900,000 into an account held by ASIA-IO, from which the Company may make fund withdrawals for up to $1,500,000. As part of the Working Capital Facility, ASIA-IO waived the right to convert the Working Capital Loan into private placement warrants. Any outstanding amounts deposited with ASIA-IO upon the completion of a Business Combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of borrowings under the Working Capital Facility.

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On January 13, 2022, ACE entered into the Promissory Note with the Sponsor. Pursuant to the Promissory Note, the Sponsor has agreed that it will contribute to ACE as a loan (each loan being referred to herein as a “Contribution”) $0.03 for each Class A ordinary share of ACE that was not redeemed in connection with the shareholder vote to approve the extension of the deadline by which ACE must complete its initial business combination, for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the Business Combination and (ii) $1.5 million has been loaned. Up to $1.5 million of the loans may be settled in whole warrants to purchase Class A ordinary shares of ACE at a conversion price equal to $1.00 per warrant. The Contribution(s) will not bear any interest, and will be repayable by ACE to the Sponsor upon the earlier of the date by which ACE must complete an initial business combination and the consummation of the Business Combination. ACE’s board of directors will have the sole discretion whether to continue extending for additional months until $1.5 million in the aggregate has been loaned, and if ACE’s board of directors determines not to continue extending for additional months, the Sponsor’s obligation to make additional Contributions will terminate. If this occurs, ACE would wind up ACE’s affairs and redeem 100% of the outstanding public shares in accordance with the procedures set forth in ACE’s Third Amended and Restated Memorandum and Articles of Association. The maturity date of the Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Promissory Note may be prepaid at any time by ACE, at its election and without penalty, provided, however, that the Sponsor shall have a right to first convert such principal balance as described in Section 6 of the Promissory Note upon notice of such prepayment. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Promissory Note and it will be worthless. On June 30, 2022, ACE and the Sponsor amended and restated the Promissory Note in its entirety to, among other things, increase the aggregate principal amount available thereunder from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions.

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Pursuant to the Registration Rights Agreement, the Sponsor and ACE’s directors and officers will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Tempo common stock and warrants held by such parties following the consummation of the Business Combination.

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Ryan Benton, a director of ACE, is also Chief Financial Officer of Tempo and as such is an interested party to the Business Combination. Mr. Benton recused himself from the ACE board of directors meetings and certain votes regarding the Merger Agreement and the Business Combination.

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On July 1, 2022, ACE, Tempo and AEPI entered into the Bridge Note, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5.0 million, $2.5 million of which was advanced to Tempo prior to the date of the Bridge Note. As of the date hereof, an aggregate principal amount of $4.4 million has been advanced to Tempo under the Bridge Note. Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share, and the Bridge Note shall be deemed to have been paid in full. The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note may not be prepaid without AEPI’s written consent and prior to payment of all amounts owed under any Fee Deferral Agreements. The Bridge Note is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and all amounts owed under any Fee Deferral Agreements. In connection with the entry into the Bridge Note, on July 1, 2022, AEPI and ACE entered into the Bridge Subscription Agreement, pursuant to which AEPI agreed, at the closing of the Business Combination, to subscribe for up to 500,000 shares of New Tempo common stock at a purchase price of $10.00 per share. The number of shares AEPI has committed to purchase will be automatically reduced in an amount equal to (a) the difference between $5.0 million and the Bridge Note Drawn Amount, divided by (b) $10.00, rounded up to the nearest whole share. Pursuant to the Bridge Subscription Agreement, ACE agreed to issue additional shares of New Tempo common stock to AEPI in the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $10.00 per share. In such case, AEPI will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to AEPI at the closing of the subscription and held by AEPI on the Measurement Date (as defined in the Bridge Subscription Agreement), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) and (B) the denominator of which is the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement). In the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $4.00, the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) shall be deemed to be $4.00.
The Sponsor and each director and officer of ACE have agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director and officer of ACE have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, its officers, and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares of ACE.
Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the ACE redemption process (i.e., approximately $10.06 per share based on trust account figures as of March 31, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.
To the extent any such purchases are made by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, ACE will disclose in a Current Report on Form 8-K prior to the extraordinary general meeting the following: (i) the number of ACE public shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the ACE securityholders who sold to the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% security holders) who sold such public shares; and (v) the number of ordinary shares for which ACE has received redemption requests pursuant to its redemption offer.
The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of public shares electing to redeem and (z) ACE’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of Tempo on a fully diluted basis.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the Business Combination at the extraordinary general meeting and could decrease the chances that the Business Combination would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
Interests of Tempo’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of ACE’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that Tempo’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of ACE shareholders and Tempo’s stockholders generally. The Tempo board of directors was aware of such interests during its deliberations on the merits of the Business Combination. These interests include, among other things, the interests listed below:
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Certain of Tempo’s directors and executive officers are expected to become directors and/or executive officers of New Tempo upon the Closing. Specifically, the following individuals who are currently executive officers of Tempo are expected to become executive officers of New Tempo upon the Closing, serving in the offices set forth opposite their names below:

Name	Position
Joy Weiss	President, Chief Executive Officer and Director Nominee
Ryan Benton	Chief Financial Officer and Secretary and Director Nominee

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Ryan Benton, the Chief Financial Officer of Tempo, is also a director of ACE and as such is an interested party to the Business Combination. Mr. Benton recused himself from the ACE board of directors meetings and certain votes regarding the Merger Agreement and the Business Combination.

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Upon the Closing, Joy Weiss, President and Chief Executive Officer of Tempo, Ryan Benton, Chief Financial Officer of Tempo, Matthew Granade Director of Tempo, Jacqueline Dee Schneider Director of Tempo, Behrooz Abdi, Chairman and Chief Executive Officer of ACE, and Omid Tahernia Director of ACE are expected to become members of the Board. In addition to these current members of both Tempo and ACE’s boards, other parties are being evaluated to become members of the Board upon the Closing.

Certain of Tempo’s executive officers and directors as of the date of the Merger Agreement hold Tempo Options. The treatment of such Tempo Options in connection with the Business Combination is described in “Business Combination Proposal — Consideration — Treatment of Tempo Options,” which description is incorporated by reference herein. The holding of such Tempo Options by such executive officers and directors as of March 31, 2022, is set forth in the table below.
	Tempo Options
Executive Officers and Directors	Vested	Unvested
Joy Weiss	1,964,568	1,270,568
Ryan Benton	322,960	985,878
Matthew Granade	63,663	241,920
Jacqueline Dee Schneider	70,538	64,228
Jeffrey McAlvay	881,297	—
Sri Chandrasekar	—	—
Zavain Dar	—	—
Expected Accounting Treatment of the Business Combination
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ACE is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Tempo will represent a continuation of the financial statements of Tempo with the Business Combination treated as the equivalent of Tempo issuing stock for the net assets of ACE, accompanied by a recapitalization. The net assets of ACE will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Tempo in future reports of New Tempo.
Tempo has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
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Tempo Stockholders will have a relative majority of the voting power of New Tempo;

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The board of directors of New Tempo will have up to nine members, and Tempo will have the ability to nominate the majority of the members of the board of directors;

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Tempo’s senior management will comprise the senior management roles of New Tempo and be responsible for the day-to-day operations;

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The combined entity will assume the name Tempo Automation Holdings, Inc.; and

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The intended strategy and operations of New Tempo will continue Tempo’s current strategy and operations.

Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless an HSR Notification and Report Form has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC by each party and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 27, 2021, ACE and Tempo filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination.
At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, foreign or other governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets or other remedies, and/or subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. ACE cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, ACE cannot assure you as to its result.
None of ACE nor Tempo are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Business Combination Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the Company’s entry into the Amended and Restated Merger Agreement, dated as of August 12, 2022 (the “Merger Agreement”), by and among ACE, ACE Convergence Subsidiary Corp., a Delaware corporation and subsidiary of ACE (“Merger Sub”), and Tempo Automation, Inc., a Delaware corporation (“Tempo”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, following the Domestication of ACE to Delaware as described below, the merger of Merger Sub with and into Tempo (the “Merger”), with Tempo surviving the Merger as a wholly owned subsidiary of New Tempo, in accordance with the terms and subject to the conditions of the Merger Agreement, be approved, ratified and confirmed in all respects.”
Recommendation of ACE’s Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT THE ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL
Overview
As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then ACE is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Merger. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Merger will be consummated.
As a condition to Closing the Merger, the disinterested members of the board of directors of ACE have approved a change of ACE’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with ACE’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, ACE will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ACE will be domesticated and continue as a Delaware corporation.
As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding ACE Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock, (2) each of the then issued and outstanding ACE Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock, (3) each of the then issued and outstanding ACE warrants will convert automatically into a New Tempo warrant, pursuant to the Warrant Agreement and (4) each ACE unit will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant.
The Domestication Proposal, if approved, will approve a change of ACE’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while ACE is currently governed by the Cayman Islands Companies Act, upon the Domestication, New Tempo will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then ACE will also ask its shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace ACE’s current memorandum and articles of association under the Cayman Islands Companies Act with a new certificate of incorporation and bylaws of New Tempo under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under “Organizational Documents Proposals,” the Cayman Constitutional Documents of ACE, attached hereto as Annex G and the Proposed Organizational Documents of New Tempo, attached hereto as Annex H and Annex I.
Reasons for the Domestication
Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.
The board of directors of ACE believes that there are several reasons why a reincorporation in Delaware is in the best interests of ACE and its shareholders. As explained in more detail below, these reasons can be summarized as follows:
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Prominence, Predictability, and Flexibility of Delaware Law.   For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.
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Well-Established Principles of Corporate Governance.   There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New Tempo, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Tempo’s stockholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors.   Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Tempo’s incorporation in Delaware may make New Tempo more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New Tempo to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.
Expected Accounting Treatment of the Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Tempo immediately following the Domestication will be the same as those of ACE immediately prior to the Domestication.
Vote Required for Approval
The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Domestication Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that the Company be de-registered in the Cayman Islands pursuant to Article 175 of the Amended and Restated Articles of Association of the Company (as amended) and be registered by way of continuation as a corporation in the State of Delaware.”
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSALS
If the Domestication Proposal is approved and the Business Combination is to be consummated, ACE will replace the current Amended and Restated Memorandum of Association of ACE under the Cayman Islands Companies Act (the “Existing Memorandum”) and the current Amended and Restated Articles of Association of ACE (as may be amended from time to time) (the “Existing Articles” and, together with the Existing Memorandum, the “Cayman Constitutional Documents”), in each case, under the Cayman Islands Companies Act, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of New Tempo, in each case, under the DGCL.
ACE’s shareholders are asked to consider and vote upon and to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents, each to be effective upon the Domestication. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.
The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents.
The following table sets forth a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Certificate of Incorporation and Proposed Bylaws for New Tempo. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of ACE, attached to this proxy statement/prospectus as Annex G, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/ prospectus as Annex H and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex I. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Cayman Constitutional Documents are governed by the Cayman Islands Companies Act and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.
	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)
The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 ACE Class A ordinary shares, 50,000,000 ACE Class B ordinary shares and 5,000,000 preference shares.
See paragraph 7 of the Existing Memorandum.

The Proposed Organizational Documents authorize 620,000,000 shares, consisting of 600,000,000 shares of New Tempo common stock and 20,000,000 shares of New Tempo preferred stock.
See Article Fourth of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by ACE’s board of directors. Accordingly, ACE’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or

	Cayman Constitutional Documents	Proposed Organizational Documents

approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of ACE to carry out a conversion of ACE Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).
See paragraph 7 of the Existing Memorandum and Articles 9 and 28 of the Existing Articles.
restrictions thereof, as the Board may determine. See Article Fourth, subsection (B) of the Proposed Certificate of Incorporation.
Classified Board (Organizational Documents Proposal C)	The Cayman Constitutional Documents do not contain a provision that provides the number of classes of ACE’s board of directors.
The Proposed Organizational Documents provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.
See Article Fifth, subsection (A) of the Proposed Certificate of Incorporation.

Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “ACE Convergence Acquisition Corp.” See paragraph 1 of the Existing Memorandum.	The Proposed Organizational Documents provide that the name of the corporation will be “Tempo Automation Holdings, Inc.” See Article First of the Proposed Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal D)
The Cayman Constitutional Documents provide that if ACE does not consummate a business combination (as defined in the Cayman Constitutional Documents) by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), ACE will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate ACE’s trust account.
See Article 17 of the Cayman Constitutional Documents.

The Proposed Organizational Documents do not include any provisions relating to New Tempo’s ongoing existence; the default under the DGCL will make New Tempo’s existence perpetual.
Default rule under the DGCL.

	Cayman Constitutional Documents	Proposed Organizational Documents
Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Article Tenth of the Proposed Certificate of Incorporation.
Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of ACE by a related shareholder following a business combination.	The Proposed Organizational Documents will have New Tempo governed by Section 203 of the DGCL relating to takeovers by interested stockholders. Default rule under the DGCL.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)
The Cayman Constitutional Documents include various provisions related to ACE’s status as a blank check company prior to the consummation of a business combination.
See Article 17 of the Cayman Constitutional Documents.
The Proposed Organizational Documents do not include such provisions related to ACE’s status as a blank check company, which no longer will apply upon consummation of the Merger, as ACE will cease to be a blank check company at such time.
Resolution
The full text of the resolution to be passed in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents is as follows:
“RESOLVED, as a special resolution, that the Cayman constitutional documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/ prospectus as Annex H and Annex I, respectively), with such principal changes as described in organizational documents proposals A-D.”

ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal A — to authorize the change in the authorized capital stock of ACE from (i) 500,000,000 ACE Class A ordinary shares, 50,000,000 ACE Class B ordinary shares and 5,000,000 preference shares, par value $0.0001 per share, of ACE (the “ACE Preferred Shares”) to (ii) 600,000,000 shares of New Tempo common stock and 20,000,000 shares of New Tempo preferred stock.
As of the date of this proxy statement/prospectus, there are (i) 3,945,298 ACE Class A ordinary shares issued and outstanding, (ii) 5,750,000 ACE Class B ordinary shares issued and outstanding and (iii) no ACE Preferred Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (x) 11,500,000 public warrants and 6,600,000 private placement warrants of ACE, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the ACE warrants will be exercisable after giving effect to the Merger for one share of New Tempo common stock at an exercise price of $11.50 per share. No ACE warrants are exercisable until the later of 30 days after the Closing or July 30, 2021.
Pursuant to the Merger Agreement, New Tempo will issue or, as applicable, reserve for issuance (a) 26,914,144 shares of New Tempo common stock (which includes a maximum of 7,000,000 earn-out shares of New Tempo common stock that may be paid in certain circumstances) and (b) 2,364,144 shares of New Tempo common stock issuable upon the exercise of the New Tempo Options resulting from the automatic conversion of Tempo Options into New Tempo Options, and (c) pursuant to the PIPE Investment, New Tempo will issue 1,050,000 shares of New Tempo common stock to the PIPE Investors (assuming no redemptions of public shares).
In order to ensure that New Tempo has sufficient authorized capital for future issuances, the disinterested members of ACE’s board of directors have approved, subject to stockholder approval, that the Proposed Organizational Documents of New Tempo change the authorized capital stock of ACE from (i) 500,000,000 ACE Class A ordinary shares, 50,000,000 ACE Class B ordinary shares and 5,000,000 ACE Preferred Shares to (ii) 600,000,000 shares of New Tempo common stock and 20,000,000 shares of New Tempo preferred stock.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Tempo, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for the Amendments
The principal purpose of this proposal is to provide for an authorized capital structure of New Tempo that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.
Vote Required for Approval
The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal A is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW TEMPO AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal B — to authorize the Board to issue any or all shares of New Tempo preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by New Tempo’s board of directors and as may be permitted by the DGCL.
Assuming the Business Combination Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Tempo after the Business Combination.
If Organizational Documents Proposal A is approved, the number of authorized shares of preferred stock of New Tempo will be 20,000,000 shares. Approval of this Organizational Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers, and directors, and in certain instances may be used as an antitakeover defense.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Tempo, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for the Amendments
Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New Tempo and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Tempo and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New Tempo, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing New Tempo’s board of directors to issue the authorized preferred stock on its own volition will enable New Tempo to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Tempo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.
Vote Required for Approval
The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal B is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of ordinary shares.
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL C — APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS
Overview
Organizational Documents Proposal C — to provide that New Tempo’s board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.
Assuming the Business Combination Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Tempo after the Business Combination.
If Organizational Documents Proposal C is approved, New Tempo’s board of directors would reclassify. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial classification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.
Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in New Tempo for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of New Tempo preferred stock), and not by the stockholders.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Tempo, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for the Amendments
Our board of directors believes that a classified board of directors in the best interest of New Tempo because it is designed to assure the continuity and stability of New Tempo’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with New Tempo and, therefore, will be familiar with our business and operations. Our board of directors also believes that this classification will assist New Tempo in protecting the interests of stockholders in the event of an unsolicited offer for New Tempo by encouraging any potential acquirer to negotiate directly with New Tempo’s board of directors.
This proposal may increase the amount of time required for a takeover bidder to obtain control of New Tempo without the cooperation of New Tempo’s board of directors, even if the takeover bidder were to acquire a majority of the voting power of New Tempo’s outstanding voting stock. Without the ability to obtain immediate control of New Tempo’s board of directors, a takeover bidder will not be able to take action to remove other impediments to its acquisition of New Tempo. Thus, this amendment could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, this amendment will make it more difficult for stockholders to change the majority composition of New Tempo’s board of directors, even if the stockholders believe such a change would be desirable. Because of the additional time required to change the control of New Tempo’s board of directors, this amendment could be viewed as tending to perpetuate present management.
Although this proposal could make it more difficult for a hostile bidder to acquire control over New Tempo, our board of directors believes that by forcing potential bidders to negotiate with New Tempo’s board of directors for a change of control transaction, New Tempo’s board of directors will be better able to maximize stockholder value in any change of control transaction.
Our board of directors is not aware of any present or threatened third-party plans to gain control of New Tempo, and this proposal is not being recommended in response to any such plan or threat. Rather, our board of directors is recommending this proposal as part of its review of New Tempo’s key governance mechanisms in connection with the Business Combination and to assist in assuring fair and equitable treatment for all of New Tempo’s stockholders in hostile takeover situations. The ACE board of directors has no present intention of soliciting a stockholder vote on any other proposals relating to a possible takeover of New Tempo.
Vote Required for Approval
The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Organizational Documents Proposal C is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of ordinary shares.
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL D — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively), including (1) changing the corporate name from “ACE Convergence Acquisition Corp.” to “Tempo Automation Holdings, Inc.,” (2) making New Tempo’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) removing certain provisions related to ACE’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which ACE’s board of directors believes is necessary to adequately address the needs of New Tempo after the Business Combination, (5) providing that no action shall be taken by stockholders of New Tempo, except at an annual or special meeting of stockholders, (6) removing limitations on the corporate opportunity doctrine, (7) requiring the approval of the holders of two-thirds of the then-outstanding capital stock of New Tempo to amend specified provisions of the Proposed Certificate of Incorporation, and (8) requiring the approval of the Board or the holders of two-thirds of the then-outstanding capital stock of New Tempo to amend the Proposed Bylaws.
Assuming the Business Combination Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Tempo after the Business Combination.
The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware, which we refer to as the “Court of Chancery,” be the sole and exclusive forum (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) for any stockholder (including a beneficial owner) to bring (i) any derivative action, suit or proceeding brought on New Tempo’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New Tempo to New Tempo or New Tempo’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery, or (v) any action, suit or proceeding asserting a claim against New Tempo or any current or former director, officer or stockholder governed by the internal affairs doctrine. Notwithstanding the foregoing, this choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. The Proposed Certificate of Incorporation further provides that, unless New Tempo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of ACE’s operations should ACE not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Merger, New Tempo will not be a blank check company.
Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with New Tempo’s Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Organizational Documents Proposal D, there are other differences between the Cayman Constitutional Documents and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal D. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of New Tempo, attached hereto as Annex H and Annex I as well as the information provided in the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.
Reasons for the Amendments
Corporate Name
Our board of directors believes that changing the post-business combination corporate name from “ACE Convergence Acquisition Corp.” to “Tempo Automation Holdings, Inc.” is desirable to reflect the Business Combination with Tempo and to clearly identify New Tempo as the publicly traded entity.
Perpetual Existence
Our board of directors believes that making New Tempo’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New Tempo following the Business Combination.
Exclusive Forum
Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Tempo in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New Tempo will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided that these exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. The Proposed Certificate of Incorporation provides that, unless New Tempo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder. See “Risk Factors — Additional Risks Related to Ownership of New Tempo Common Stock Following the Business Combination and New Tempo Operating as a Public Company — The Proposed Certificate of Incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between New Tempo and its stockholders, which will restrict such stockholders’ ability to choose the judicial forum for disputes with New Tempo or its directors, officers, or employees”.
In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
Charter and Bylaw Amendments
The Proposed Organizational Documents require the approval by affirmative vote of holders of at least two-thirds of the voting power of New Tempo’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to New Tempo’s bylaws not approved by the Board. The Proposed Organizational Documents require the approval by affirmative vote of holders of at least two-thirds of the voting power of New Tempo’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to certain provisions of New Tempo’s Proposed Certificate of Incorporation.
These provisions are intended to protect key provisions of the Proposed Bylaws and Proposed Certificate of Incorporation from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.
Stockholder Action by Written Consent
Permitting stockholder action by written consent would circumvent the usual process of allowing deliberation at a meeting of stockholders, would be contrary to principles of openness and good governance, and would have the potential to inappropriately disenfranchise stockholders, potentially permitting a small group of short-term, special interest or self-interested stockholders, who together hold a threshold amount of shares, and who do not owe any fiduciary responsibilities to other stockholders, to take important actions without the involvement of, and with little or no advance notice to, New Tempo or other stockholders. Allowing stockholder action by written consent would also deny all stockholders the right to receive accurate and complete information on a proposal in advance and to present their opinions and consider presentation of the opinions of New Tempo’s board of directors and other stockholders on a proposal before voting on a proposed action. The ACE board of directors believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action.
Corporate Opportunity Doctrine
The “corporate opportunity” doctrine provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its stockholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them. Section 122(17) of the DGCL expressly permits Delaware corporations, such as New Tempo, to renounce any interest or expectancy of the corporation in certain business opportunities. ACE’s Cayman Constitutional Documents currently provide that certain business opportunities are not subject to the “corporate opportunity” doctrine. The Proposed Certificate of Incorporation will be silent on the issue of the application of the doctrine of corporate opportunity.
Provisions Related to Status as Blank Check Company
The elimination of certain provisions related to ACE’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve New Tempo and the default under the DGCL allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and ACE’s board of directors believes it is the most appropriate period for New Tempo following the Business Combination. In addition, certain other provisions in ACE’s current certificate require that proceeds from

ACE’s initial public offering be held in the trust account until a business combination or liquidation of ACE has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.
Vote Required for Approval
The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
Organizational Documents Proposal D is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of ordinary shares.
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL
Overview
The Director Election Proposal — to consider and vote upon a proposal, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect directors who, upon consummation of the Business Combination, will be the directors of New Tempo (the “Director Election Proposal”). Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.
Assuming the Business Combination Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, ACE’s shareholders are also being asked to approve, by ordinary resolution, the Director Election Proposal, to be effective as of the Closing.
Nominees
As contemplated by the Merger Agreement, the Board of New Tempo following consummation of the transaction will consist of up to eight directors, which will initially consist of six directors that have been designated by Tempo (Joy Weiss, Ryan Benton, Jacqueline Schneider, Matthew Granade,            and         ) and two directors that have been designated by ACE (Behrooz Abdi and Omid Tahernia), and the members of which will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.
Accordingly, Tempo’s board of directors has nominated each of Joy Weiss, Ryan Benton, Behrooz Abdi, Jacqueline Schneider, Matthew Granade,         ,          and Omid Tahernia to serve as directors on the Board upon the consummation of the Business Combination, with Behrooz Abdi to serve as the Chairperson of the Board, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, please see the section titled “Management of New Tempo Following the Business Combination” of this proxy statement/prospectus.
Under the Proposed Certificate of Incorporation, we expect to have a classified Board following the Business Combination, with two directors in Class I (expected to be           and Omid Tahernia), three directors in Class II (expected to be Jacqueline Schneider, Matthew Granade and          ) and three directors in Class III (expected to be Behrooz Abdi, Joy Weiss and Ryan Benton).
Vote Required for Approval
The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Director Election Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on New Tempo’s Board upon the consummation of the Business Combination.”

Name of Director

Joy Weiss
Ryan Benton
Behrooz Abdi
Jacqueline Schneider
Matthew Granade
Omid Tahernia
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

STOCK ISSUANCE PROPOSAL
Overview
The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Rule 5635(a) of The Nasdaq Stock Market Listing Rules, the issuance, or reservation for future issuance, of shares of New Tempo common stock to (a) the PIPE Investors pursuant to the PIPE Investment and (b) the Tempo Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”).
Assuming the Business Combination Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, ACE’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal, to be effective prior to or substantially concurrently with the Closing.
Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635
Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), The Nasdaq Stock Market has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Merger Agreement, ACE currently expects to issue an estimated 17,550,000 shares of New Tempo common stock (assuming that none of ACE’s outstanding public shares are redeemed), which includes (a) 16,500,000 shares of New Tempo common stock in connection with the Business Combination and (b) 1,050,000 shares of New Tempo common stock issuable in connection with the PIPE Investment. This amount excludes the Tempo Earnout Shares. For further details, see “Business Combination Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”
Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because the Sponsor currently owns greater than 5% of ACE’s ordinary shares, the Sponsor is considered a substantial shareholder of ACE under Nasdaq

Listing Rule 5635(e)(3). For this reason, ACE is seeking the approval of ACE shareholders for the issuance of shares of New Tempo common stock pursuant in connection with the PIPE Investment.
In the event that this proposal is not approved by ACE shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by ACE shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New Tempo common stock pursuant to the Merger Agreement and the PIPE Investment, such shares of New Tempo common stock will not be issued.
Vote Required for Approval
The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Stock Issuance Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Rule 5635 of the Nasdaq Rules, the issuance of shares of New Tempo common stock pursuant to the Merger Agreement and the PIPE Investment, including to Tempo Stockholders and the PIPE Investors, be approved in all respects.”
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

INCENTIVE AWARD PLAN PROPOSAL
Overview
The Incentive Award Plan Proposal — to consider and vote upon a proposal, assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, to approve the Tempo Automation Holdings, Inc. 2022 Incentive Award Plan (the “2022 Plan”) in the form attached hereto as Annex J and the material terms thereunder (the “Incentive Award Plan Proposal”). Our board of directors approved and adopted the 2022 Plan, subject to stockholder approval. The 2022 Plan will become effective as of the date on which it is approved by our stockholders.
Assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, ACE’s shareholders are also being asked to approve, by ordinary resolution, the Incentive Award Plan Proposal.
Purpose of the 2022 Plan
The purpose of the 2022 Plan is to enhance New Tempo’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to the New Tempo’s success. Our board of directors believes that equity ownership opportunities and/or equity-linked compensatory opportunities are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.
Summary of the 2022 Plan
The following summarizes the material terms of the 2022 Plan. This summary is qualified in its entirety by reference to the complete text of the 2022 Plan, a copy of which is attached as Annex J to this proxy statement/prospectus. ACE urges the stockholders to carefully read the entire 2022 Plan before voting on this proposal.
Administration.   The 2022 Plan administrator will be our board of directors, or any committee to whom the board of directors delegates such power or authority. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the 2022 Plan and any award granted thereunder. The plan administrator also has full authority to determine who may receive awards under the 2022 Plan, the type, terms, and conditions of an award, the number of shares of common stock subject to the award or to which an award relates, and to make any other determination and take any other action that the plan administrator deems necessary or desirable for the administration of the 2022 Plan.
Share Reserve.   The initial aggregate number of shares of our common stock that may be issued pursuant to awards granted under the 2022 Plan will be 10.0% of our fully-diluted shares of common stock as of the effective date of the Business Combination. Based on New Tempo’s anticipated common stock upon closing, this will be approximately                   million shares of New Tempo common stock, assuming no redemptions, or                   million shares of New Tempo common stock under the maximum redemption scenario. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on (and including) January 1, 2032, the number of shares available for issuance under the 2021 Plan will be increased by a number of shares equal to the lesser of 5% of the aggregate shares outstanding as of December 31 of the immediately preceding calendar year and such lesser number of shares as is determined by the board of directors, subject to adjustment by the plan administrator in the event of certain changes in our corporate structure, as described below. The maximum number of shares that may be granted with respect to incentive stock options (“ISOs”), under the 2022 Plan (after taking into account each automatic increase to the number of shares available for issuance under the 2022 Plan) will be a number of shares of common stock equal to 75% of the outstanding number of shares of New Tempo common stock as of the effective date of the Business Combination.
If an award under the 2022 Plan is forfeited, expires, is settled for cash or is repurchased at or below the price paid by the participant for such shares, any shares subject to such award may, to the extent of such forfeiture, expiration, cash settlement or repurchase, be used again or become available (as applicable) for new grants under the 2022 Plan. In addition, shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award granted under the 2022 Plan will again be or will become (as applicable) available for grants under the 2022 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2022 Plan will not reduce the shares available for grant under the 2022 Plan. However, the following shares may not be used again for grant under the 2022 Plan: (i) shares subject to stock appreciation rights (“SARs”), that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the 2022 Plan upon the assumption of, or in substitution for, awards granted by an entity that merges or consolidates with us or our subsidiaries prior to such merger or consolidation will not reduce the shares available for grant under the 2022 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.
The 2022 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed $750,000.
Eligibility.    Our directors, employees and consultants, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2022 Plan; however, ISOs may only be granted to employees of us or our parent or subsidiary corporations. Following the Closing, the New Tempo is expected to have approximately eight directors, 702 employees and 5 consultants who will be eligible to receive awards under the 2022 Plan.
Types of Awards.    The 2022 Plan allows for the grant of awards in the form of: (i) ISOs; (ii) non-qualified stock options (“NSOs”); (iii) SARs; (iv) restricted stock; (v) restricted stock units (“RSUs”); (vi) dividend equivalents; and (vii) other stock and cash based awards.
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Stock Options and SARs.    The plan administrator may determine the number of shares to be covered by each option and/or SAR, the exercise price and such other terms, conditions, and limitations applicable to the vesting, exercise, term, and forfeiture of each option and/or SAR as it deems necessary or advisable. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. Options granted under the 2022 Plan may be either ISOs or NSOs. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of an option or SAR is determined by the plan administrator at the time of grant but shall not be less than 100% of the fair market value, or in the case of an employee who owns more than 10% of the Company, 110% of the fair market value on the day of such grant. Stock options and SARs may have a maximum term of ten years, or, in the case of ISOs, five years from the date of grant.

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Restricted Stock.    Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions. The plan administrator may determine the terms and conditions of restricted stock awards, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the time, if any, at which such restricted stock may be subject to forfeiture, the vesting schedule, if any, and any rights to acceleration thereof.

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RSUs.    RSUs are contractual promises to deliver cash or shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the 2022 Plan.

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Other Stock or Cash Based Awards.    Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

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Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Adjustments; Corporate Transactions.    In the event of certain changes in our corporate structure, including any dividend, distribution, combination, merger, recapitalization or other corporate transaction, the plan administrator may make appropriate adjustments to the terms and conditions of outstanding awards under the 2022 Plan to prevent dilution or enlargement of the benefits or intended benefits under the 2022 Plan, to facilitate the transaction or event or to give effect to applicable changes in law or accounting standards. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2022 Plan and outstanding awards granted thereunder. In the event of a change in control (as defined in the 2022 Plan), to the extent that the surviving entity declines to continue, convert, assume, or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.
Repricings.   Stockholder approval will not be required to reduce the exercise price of any stock option or SAR, cancel any stock option or SAR with an exercise price that is less than the fair market value of a share of common stock in exchange for cash, or cancel any stock option or SAR in exchange for options, SARs or other awards with an exercise price per share that is less than the exercise price per share of the stock options or SARs for which such new stock options or SARS are exchanged.
Amendment and Termination.    The board of directors may amend, suspend, or terminate the 2022 Plan at any time; provided that no amendment (other than an amendment that increases the number of shares reserved for issuance under the 2022 Plan) may materially and adversely affect any outstanding awards under the 2022 Plan without the affected participant’s consent. Stockholder approval will be required for any amendment to the 2022 Plan to increase the aggregate number of shares of common stock that may be issued under the 2022 Plan (other than due to adjustments as a result of corporate transactions), to the extent necessary to comply with applicable laws or for any amendment to increase the director limit. An ISO may not be granted under the 2022 Plan after ten (10) years from the earlier of the date the board of directors adopted the 2022 Plan or the date on which our shareholders approve the 2022 Plan.
Foreign Participants, Claw-Back Provisions and Transferability.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Awards under the 2022 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.
Material U.S. Federal Income Tax Consequences
The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2022 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes, and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
Non-Qualified Stock Options.    If an optionee is granted an NSO under the 2022 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in our common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.
Incentive Stock Options.    A participant receiving ISOs should not recognize taxable income upon grant or at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We and our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.
Other Awards.    The current federal income tax consequences of other awards authorized under the 2022 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We and our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.
Section 409A of the Code
Certain types of awards under the 2022 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2022 Plan and awards granted under the 2022 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2022 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
New Plan Benefits
The benefits or amounts that may be received or allocated to participants under the 2022 Plan will be determined at the discretion of the plan administrator and are not currently determinable. The closing price of our Class A ordinary shares as of August 9, 2022 was $10.22 per share.
Interests of ACE’s Directors and Officers in the Incentive Award Plan Proposal
When you consider the recommendation of the ACE board of directors in favor of approval of the 2022 Plan, you should keep in mind that certain of ACE’s directors and executive officers have interests in the 2022 Plan that are different from, or in addition to, your interests as a shareholder. For more information about the interests of ACE’s directors and executive officers in the Business Combination, see the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination.”
Vote Required for Approval
The approval of the Incentive Award Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Incentive Award Plan Proposal is conditioned on the approval and adoption of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Incentive Award Plan Proposal will have no effect, even if approved by holders of ordinary shares.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the 2022 Plan, including the authorization of the initial share reserve under the 2022 Plan, be approved in all respects.”
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL
The Adjournment Proposal allows ACE’s board of directors to submit a proposal, to be effective as of the date of the extraordinary general meeting, to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and New Tempo and their respective stockholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination.”
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, ACE’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The Adjournment Proposal is not conditioned upon any other proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”
Recommendation of the ACE Board of Directors
THE ACE BOARD OF DIRECTORS RECOMMENDS THAT ACE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of ACE’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACE and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ACE’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of U.S. federal income tax considerations generally applicable to holders of ACE Class A ordinary shares and warrants of the Domestication and exercise of redemption rights. This section applies only to ACE shareholders that hold their ACE Class A ordinary shares or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:
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financial institutions or financial services entities;

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broker-dealers;

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taxpayers that are subject to the mark-to-market accounting rules;

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tax-exempt entities;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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regulated investment companies or real estate investment trusts;

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expatriates or former long-term residents of the United States;

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persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares, except as specifically discussed under the caption heading “— Effects of Section 367 to U.S. Holders”;

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persons that acquired our securities pursuant to an exercise of employee share options or upon payout of a restricted stock unit, in connection with employee share incentive plans or otherwise as compensation;

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persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

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persons whose functional currency is not the U.S. dollar;

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controlled foreign corporations; or

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passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the IRS regarding the Domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds ACE Class A ordinary shares or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any ACE Class A ordinary shares or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. HOLDERS
As used herein, a “U.S. Holder” is a beneficial owner of ACE Class A ordinary shares or warrants who or that is, for U.S. federal income tax purposes:
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an individual citizen or resident of the United States,

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a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

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an estate whose income is subject to U.S. federal income tax regardless of its source, or

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a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication to U.S. Holders
The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.
Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, ACE will change its jurisdiction of incorporation from the Cayman Islands to Delaware.
Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.
Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of ACE Class A ordinary shares or warrants will generally not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “— Effects of Section 367 to U.S. Holders” and “— PFIC Considerations,” and the Domestication will generally be treated for U.S. federal income tax purposes as if ACE (i) transferred all of its assets and liabilities to New Tempo in exchange for all of the outstanding common stock and warrants of New Tempo; and (ii) then distributed the common stock and warrants of New Tempo to the holders of securities of ACE in liquidation of ACE. The taxable year of ACE will be deemed to end on the date of the Domestication. The remaining discussion under this section assumes that the Domestication qualifies as an F Reorganization.
Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to ACE Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.
Basis and Holding Period Considerations
Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of New Tempo common stock or warrant received by a U.S. Holder in the Domestication will generally equal the

U.S. Holder’s tax basis in the ACE Class A ordinary share or warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of New Tempo common stock or warrant received by a U.S. Holder will generally include such U.S. Holder’s holding period for the ACE Class A ordinary share or warrant surrendered in exchange therefor.
Effects of Section 367 to U.S. Holders
Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to ACE Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.
A. “U.S. Shareholders” of ACE
A U.S. Holder who, on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of ACE stock entitled to vote or 10% or more of the total value of all classes of ACE stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the ACE Class A ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of ACE warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.
A U.S. Shareholder’s all earnings and profits amount with respect to its ACE Class A ordinary shares is the net positive earnings and profits of ACE (as determined under Treasury Regulations under Section 367) attributable to such ACE Class A ordinary shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such ACE Class A ordinary shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
ACE does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If ACE’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its ACE Class A ordinary shares. It is possible, however, that the amount of ACE’s cumulative net earnings and profits may be greater than expected through the date of the Domestication in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.
B. U.S. Holders that Own Less Than 10 Percent of ACE
A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) ACE Class A ordinary shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its Class A ordinary shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s ACE Class A ordinary shares as described below.
Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Tempo common stock received in the

Domestication in an amount equal to the excess of the fair market value of such New Tempo common stock over the U.S. Holder’s adjusted tax basis in the ACE Class A ordinary shares deemed surrendered in exchange therefor.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its ACE Class A ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
(i)
a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)
a complete description of the Domestication;

(iii)
a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)
a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from ACE establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s ACE Class A ordinary shares and (B) a representation that the U.S. Holder has notified ACE (or New Tempo) that the U.S. Holder is making the election; and

(vi)
certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to ACE or New Tempo no later than the date such tax return is filed. In connection with this election, ACE intends to provide each U.S. Holder eligible to make such an election with information regarding ACE’s earnings and profits upon request.
ACE does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that ACE had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its ACE Class A ordinary shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.
EACH U.S. HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION AND THE CONSEQUENCES TO THEM OF MAKING AN ELECTION.
C. U.S. Holders that Own ACE Class A Ordinary Shares with a Fair Market Value of Less Than $50,000
A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) ACE Class A ordinary shares with a fair market value less than $50,000 will generally not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and will generally not be required to include any part of the all earnings and profits amount in income.
Tax Consequences for U.S. Holders of Warrants
Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.
PFIC Considerations
In addition to the discussion under the heading “— Effects of Section 367 to U.S. Holders” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.
A. Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by ACE would be considered to be passive income and cash held by ACE would be considered to be a passive asset.
B. PFIC Status of ACE
Based upon the composition of its income and assets, and upon a review of its financial statements, ACE believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.
C. Effects of PFIC Rules on the Domestication
As discussed above, ACE believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of ACE Class A ordinary shares and warrants upon the Domestication if:
(i)
ACE was classified as a PFIC at any time during such U.S. Holder’s holding period in such ACE Class A ordinary shares or warrants, and

(ii)
the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such ACE Class A ordinary shares or in which ACE was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such ACE Class A ordinary shares. Generally, regulations provide that neither election applies to warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of ACE.

Under these rules:
•
the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s ACE Class A ordinary shares or warrants;

•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which ACE was a PFIC, will be taxed as ordinary income;

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “— Effects of Section 367 to U.S. Holders” above) would generally be treated as gain subject to these rules.
It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of ACE Class A ordinary shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their ACE Class A ordinary shares and warrants under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) would generally not be subject to the adverse PFIC rules discussed above with respect to their ACE Class A ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of ACE, whether or not such amounts are actually distributed.
The application of the PFIC rules to ACE warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include an ACE warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations, if finalized in their current form, would apply to cause gain recognition on the exchange of ACE warrants for New Tempo warrants pursuant to the Domestication.
Any gain recognized by a U.S. Holder of ACE Class A ordinary shares or warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.
D. QEF Election and Mark-to-Market Election
The impact of the PFIC rules on a U.S. Holder of ACE Class A ordinary shares (but not warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat ACE as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of ACE Class A ordinary shares during which ACE qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s ACE Class A ordinary shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have a new basis and holding period in its ACE Class A ordinary shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to ACE is contingent upon, among other things, the provision by ACE of a “PFIC Annual Information Statement” to such U.S. Holder. If ACE determines that it is a PFIC for any taxable year, it will endeavor to provide PFIC Annual Information Statements to U.S. Holders of ACE Class A ordinary shares, upon request. There is no assurance, however, that ACE will timely provide such information. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to ACE warrants.

The impact of the PFIC rules on a U.S. Holder of ACE Class A ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” meaning, generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the ACE Class A ordinary shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A ordinary shares. A mark-to-market election is not available with respect to warrants.
THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
Effects to U.S. Holders of Exercising Redemption Rights
The U.S. federal income tax consequences to a U.S. Holder of ACE Class A ordinary shares (which were exchanged for New Tempo common stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its New Tempo common stock will depend on whether the redemption qualifies as a sale of New Tempo’s common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s New Tempo common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in New Tempo’s common stock redeemed.
The redemption of New Tempo common stock will generally qualify as a sale of New Tempo’s common stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.
For purposes of such tests, a U.S. Holder takes into account not only New Tempo common stock actually owned by such U.S. Holder, but also shares of New Tempo common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to New Tempo common stock owned directly, New Tempo common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any New Tempo common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include New Tempo common stock which could be acquired pursuant to the exercise of the warrants.
The redemption of New Tempo common stock will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of New Tempo outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of New Tempo outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of New Tempo’s common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of New Tempo’s common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of New Tempo’s common stock owned by certain family members and such U.S. Holder does not constructively own any other New Tempo shares. The redemption of New Tempo common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in New Tempo. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to New Tempo’s common stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New Tempo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other New Tempo common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in New Tempo’s common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining New Tempo common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other New Tempo common stock constructively owned by such U.S. Holder.
Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication (discussed further above).
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR NEW TEMPO COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.
NON-U.S. HOLDERS
As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or warrants that is not a U.S. Holder.
Effects of the Domestication to Non-U.S. Holders
We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of New Tempo common stock and warrants.
The following describes U.S. federal income tax considerations relating to the ownership and disposition of New Tempo common stock and warrants by a non-U.S. Holder after the Domestication.
Distributions
In general, any distributions made to a non-U.S. Holder with respect to New Tempo common stock, to the extent paid out of New Tempo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its New Tempo common stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such New Tempo common stock, which will be treated as described under “— Sale, Exchange or Other Disposition of New Tempo common stock and Warrants” below.

Dividends paid by New Tempo to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Sale, Exchange or Other Disposition of New Tempo common stock and Warrants
A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New Tempo common stock or warrants unless:
(i)
such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)
the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)
New Tempo is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) New Tempo’s common stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding New Tempo common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. holder on the sale, exchange or other disposition of New Tempo common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Tempo common stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New Tempo does not expect to be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether New Tempo will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Business Combination or at any future time.
Effects to Non-U.S. Holders of Exercising Redemption Rights
The U.S. federal income tax consequences to a non-U.S. Holder of New Tempo common stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its New Tempo common stock will depend on whether the redemption qualifies as a sale of New Tempo’s common stock redeemed, as described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of New Tempo common stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described above under “Non-U.S. Holders — Sale, Exchange or Other Disposition of New Tempo common stock and Warrants.” If such a redemption does not qualify as a sale of New Tempo common stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under

“Non-U.S. Holders — Distributions.” Because the treatment of a redemption may not be certain or determinable at the time of redemption, redeemed non-U.S. Holders may be subject to withholding tax on the gross amount received in such redemption. Non-U.S. Holders may be exempt from such withholding tax if they are able to properly certify that they meet the requirements of an applicable exemption (e.g., because such non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights”).
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including New Tempo common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New Tempo common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Tempo common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.
All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New Tempo common stock or warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the Final Rule, Release No. 33-10786, “Amendments to the Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of the Business Combination, which includes:

•
The Domestication of ACE as a Delaware corporation;

•
The Merger; and

•
The PIPE Investment.

ACE is a blank check company incorporated as a Cayman Islands exempted company in March 2020. The Company was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On July 30, 2020, the Company consummated its IPO, generating gross proceeds of $230.0 million. Simultaneously with the closing of the IPO, the Company consummated the sale of 6,600,000 private placement warrants at a purchase price of $1.00 per private placement warrant in a private placement to the Company’s sponsor, ACE Convergence Acquisition LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $6.6 million.
Tempo, incorporated in the State of Delaware in 2013, is a leading software-accelerated electronics manufacturer that aims to transform the product development process for the world’s innovators. The Company is primarily concerned with applying software to the printed circuit board assembly process.
Description of the Business Combination
The Domestication — As part of the Business Combination, subject to the approval of ACE’s shareholders, ACE will effect a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL (the “Domestication” and ACE, immediately after the Domestication, “New Tempo”).
In connection with the Domestication, (i) each then issued and outstanding Class A ordinary share of ACE will convert automatically, on a one-for-one basis, into one share of common stock of New Tempo, (ii) each then issued and outstanding Class B ordinary share of ACE, par value $0.0001 per share, will convert automatically, on a one-for-one basis, into one share of common stock of New Tempo; (iii) each then issued and outstanding ACE warrants will convert automatically into a warrant to purchase shares of common stock of New Tempo and (iv) each then issued and outstanding unit of ACE will be cancelled and will entitle the holder thereof to one share of common stock of New Tempo and one-half of one New Tempo warrant. Upon effectiveness of the Domestication, ACE will change its name to “Tempo Automation Holdings, Inc.”
The Merger — On August 12, 2022, Tempo entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will merge with and into Tempo, following which the separate corporate existence of Merger Sub will cease, and Tempo will be the surviving corporation and a wholly owned subsidiary of New Tempo.
The equity exchange and financing related matters associated with the Business Combination is summarized as follows:
i.
Prior to or as of the Closing, each share of Tempo Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock will convert into one share of Tempo common stock.

ii.
Prior to the Closing, Tempo will use its commercially reasonable efforts to cause the holder of each outstanding and unexercised warrant of Tempo to exercise such warrants in exchange for shares of Tempo common stock, and, at Closing, each Tempo warrant that remains outstanding and unexercised will be converted into a New Tempo warrant, with the number of shares of New Tempo common stock subject to each assumed former Tempo warrant to equal the sum of (1) the product of (i) the number of shares of New Tempo common stock issuable upon exercise of the New Tempo warrant, multiplied by (ii) the Per Share Merger Consideration, rounding the resulting number down to the nearest whole number of shares of New Tempo common stock, plus (2) (i) the number of shares of New Tempo common stock issuable upon exercise of the New Tempo warrant, multiplied by (ii) the Earnout Exchange Ratio, rounding the resulting number down to the nearest whole number of shares of New Tempo common stock.

iii.
At the Closing (after giving effect to the Tempo Preferred Conversion), each share of Tempo common stock issued and outstanding immediately prior to the Closing will be canceled and exchanged into shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, including Tempo Earnout Shares (the “Aggregate Merger Consideration”).

iv.
At the Closing, each Tempo Option granted under the 2015 Equity Incentive Plan will be converted into (i) the right to receive a number of Tempo Earnout Shares and (ii) a New Tempo Option, upon substantially the same terms and conditions as in effect with respect to the corresponding Tempo Option.

v.
Following the Closing but within the five-year period following the Closing Date, Eligible Tempo Equityholders will be entitled to receive 7,000,000 Tempo Earnout Shares promptly after the occurrence of two separate Earnout Triggering Events. The Tempo Earnout Shares will vest in two equal tranches of 3,500,000 shares based on New Tempo reaching $5.0 million in Adjusted EBITDA and $15.0 million in revenue in any quarter during the five-year period following the Closing Date.

vi.
In connection with the Business Combination, ACE intends to enter into the Third A&R PIPE Common Stock Subscription Agreements with the PIPE Investors, pursuant to which PIPE Investors will collectively subscribe for 550,000 shares of the New Tempo common stock for an aggregate purchase price equal to $5.5 million.

vii.
Concurrently with the execution of the Merger Agreement on October 13, 2021, Tempo entered into a loan and security agreement with Structural Capital Investments III, LP, Series Structural DCO II, a series of Structural Capital DCO, LLC, SQN Tempo Automation, LLC, SQN Venture Income Fund II, LP and Ocean II PLO LLC. As of March 31, 2022, there was approximately $28.7 million in outstanding borrowings under the Loan and Security Agreement. The Company intends to enter into an agreement to settle the balance under the Loan and Security Agreement with the Closing of the Business Combination. Under this arrangement, the settlement terms provide for the lender receiving a combination of PIPE Investment, Lender Senior Notes, additional equity, and a cash payment depending on the level of redemptions. The Company has given pro forma effect to this intended settlement in the unaudited condensed combined pro forma balance sheet and unaudited condensed combined pro forma statement of operations under a minimum and maximum redemption scenario. As of the date of this filing, the Company has not entered into such agreement, but intends to prior to the Close of the Business Combination.

viii.
On January 13, 2022, ACE entered into the Promissory Note with the Sponsor. The Sponsor agreed it will contribute to ACE as a loan $0.03 for each Class A ordinary share of ACE that was not redeemed in connection with the shareholder vote to approve the extension of the deadline by which ACE must complete an initial business combination. The Contribution will occur each month until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the Business Combination and (ii) $1.5 million has been loaned. Up to $1.5 million of the loans may be settled in whole warrants to purchase Class A ordinary shares of ACE at a conversion price equal to $1.00 per warrant. The Contribution(s) will not bear any interest, and will be repayable by ACE to the Sponsor upon the earlier of the date by which ACE must complete an initial business combination and the consummation of the Business Combination. On June 30, 2022, ACE and the Sponsor amended and restated the Promissory Note in its entirety to, among other things, increase the aggregate principal amount available thereunder from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions.

ix.
At the Closing, New Tempo will be entitled to the sum of (1) the amount of cash available in the trust account into which substantially all of the proceeds of ACE’s initial public offering and private placements of its warrants have been deposited, after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their ACE Class A ordinary shares pursuant to the Cayman Constitutional Documents (but prior to payment of (a) any deferred underwriting commissions being held in the trust account and (b) any transaction expenses of ACE and its affiliates), plus (2) the PIPE Investment Amount actually received by ACE prior to or substantially concurrently with the Closing Date, plus (3) the Available Credit Amount, plus (4) the Available Cash Amount, being at least equal to $10.0 million.

x.
As of the date of this filing, the unaudited pro forma condensed combined balance sheet and statement of operations present the impact of material transactions that are probable of occurring. The Company intends to enter into certain agreements underlying the transactions presented herein; however, as of the date of this filing those agreements have not been executed. The Company has received indications of interest from parties to the agreements, but the Company cannot provide assurance that it will be able to enter into such agreements on the terms described, or at all. If some or all of these contemplated agreements are not executed, there may be material departures from the disclosures presented herein, and the Company will update the information contained herein accordingly.

xi.
On August 12, 2022, the parties to the Sponsor Support Agreement entered into the Second SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,095,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 500,000 shares of Domesticated ACE common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of Domesticated ACE common stock generally. As of the date of this filing, the Company has not concluded on the accounting analysis of such transaction and has not given pro forma effect to the unaudited pro forma condensed combined financial information.

Accounting for the Business Combination
This unaudited pro forma condensed combined financial information should be read together with the historical financial statements and related notes of Tempo and ACE, and other financial information included elsewhere in this proxy statement/prospectus.
Tempo has been determined to be the accounting acquirer of ACE based on the following facts and circumstances:

•
Tempo’s existing shareholders will have the greatest voting interest in the combined entity, excluding option holders, under the no and maximum redemption scenarios with approximately 51.3% and 55.2% voting interest, respectively.

•
Tempo’s existing shareholders will have the ability to control decisions regarding election and removal of the combined entity’s board of directors.

•
Tempo will hold a majority of the combined entity’s board of directors.

•
Tempo’s senior management will be the senior management of the combined entity.

•
The combined company name will be Tempo Automation Holdings, Inc., i.e. the combined entity will assume Tempo’s name.

The preponderance of evidence as described above is indicative that Tempo is the accounting acquirer of ACE. Accordingly, the merger between Tempo and ACE will be accounted for as a reverse recapitalization, with ACE being treated as the “acquired” company for financial reporting purposes. For accounting purposes, the reverse recapitalization will be the equivalent of Tempo issuing stock for the net assets of ACE, accompanied by a recapitalization. The net assets of ACE will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization will be those of Tempo.
Basis of Pro Forma Presentation
The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information of New Tempo upon consummation of the Business Combination and other events contemplated by the Merger Agreement. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Any additional Business Combination proceeds remaining after the payment for the redemption of 19,054,702 public shares in connection with the shareholder votes to approve the extensions of the date by which ACE must complete an initial business combination and payment of transaction costs related to the Merger are expected to be used for other general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Tempo following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. The companies of ACE and Tempo have not had any historical relationship prior to the transactions, other than an existing ACE director who is also the Chief Financial Officer of Tempo and is considered an interested party to the Business Combination. Refer to Interests of ACE’s Directors and Executive Officers in the Business Combination for further information.
The unaudited pro forma condensed combined financial information contained herein assumes that ACE’s shareholders approve the proposed Business Combination. ACE public shareholders may elect to redeem their public shares for cash, and ACE cannot predict how many of its public shareholders will exercise their right to have their Class A ordinary shares redeemed for cash. As a result, New Tempo has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of total Tempo Automation Holdings, Inc. equity between equity holders of Tempo Automation Holdings, Inc. These redemption scenarios are as follows:

•
Assuming No Redemption:   This presentation assumes the remaining shares after the redemption of 19,054,702 public shares.

•
Assuming Maximum Redemption:   This presentation assumes an incremental 2,988,096 of public shares are redeemed at approximately $10.13 per share based on expected amounts held in the trust account upon the Close of the Business Combination.

The following summarizes the pro forma Tempo Automation Holdings, Inc. common stock issued and outstanding immediately after the Business Combination and the related ownership percentages, presented under the two scenarios listed above.

	Assuming No Redemptions (Shares)		Assuming Maximum Redemptions (Shares)(1)
(in millions)	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Tempo Stockholders(2)(3)	14,580,000	51.3%	14,580,000	55.2%
ACE’s public shareholders	3.945,298	13.9%	957,202	3.6%
Sponsor & related parties(4)	5,846,190	20.6%	5,846,190	22.1%
Third Party PIPE Investors	2,873,809	10.1%	3,873,809	14.7%
CFPI(5)	1,155,000	4.1%	1,155,000	4.4%
Pro Forma Outstanding Shares	28,400,297	100%	26,412,201	100%

(1)
Assumes maximum redemptions of 2,988,096 Class A ordinary shares of ACE in connection with the Business Combination at approximately $10.13 per share based on trust account figures as of March 31, 2022 and including the expected proceeds received from the Promissory Note with the Sponsor. As of       , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, the Sponsor’s obligation is approximately $       per public share.

(2)
Following the Closing, the Eligible Tempo Equityholders will have the right to receive up to 7,000,000 Tempo Earnout Shares in two tranches upon the occurrence of the Earnout Triggering Events during the Earnout Period. Because the Tempo Earnout Shares are contingently issuable based upon meeting certain operating metrics that have not yet been achieved, the pro forma New Tempo common stock issued and outstanding immediately after the Business Combination excludes the 7,000,000 Tempo Earnout Shares.

(3)
Includes an estimated 3,441,605 shares of New Tempo common stock expected to be issued to Tempo warrant holders, net of expected exercise proceeds, and excludes an estimated 2,364,144 shares of New Tempo common stock to be reserved for potential future issuance upon the exercise of New Tempo Options.

(4)
Includes 200,000 shares subscribed for by the Sponsor Related PIPE Investors and 3,250,000 shares beneficially owned by the directors and officers of ACE and initial shareholders and their permitted transferees (taking into account the SSA Exchange).

(5)
Includes 1,155,000 New Tempo shares issued to CFPI for their $3.5 million commitment fee under the Cantor Purchase Agreement and to settle ACE’s existing deferred underwriting commissions of $8.1 million as of March 31, 2022.

The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. The table above excludes New Tempo shares associated with (i) private placement and public warrants of New Tempo, (iii) New Tempo options, or (iv) any potential Tempo Earnout Shares.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(in thousands)
	As of March 31, 2022		Transaction Accounting Adjustments (Assuming No Redemptions) (Note 3)		As of March 31, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 3)		As of March 31, 2022
	Tempo (Historical)	ACE (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets
Cash and cash equivalents	$7,128	$—	$39,242	[A]	$56,882	$(27,280)	[J]	$29,602
			5,500	[B]
			(4,169)	[E]
			7,550	[G]
			(1,569)	[L]
			4,400	[M]
			(3,000)	[C]
			1,800	[N]
Accounts receivable, net	2,488	—	—		2,488	—		2,488
Inventory	1,420	—	—		1,420	—		1,420
Prepaid expenses and other current assets	2,648	110			2,758	—		2,758
Total current assets	13,684	110	49,754		63,548	(27,280)		36,268
Marketable securities held in Trust Account	—	82,578	(39,242)	[A]	—	—		—
			(43,336)	[P]
Property and equipment, net	8,315	—	—		8,315	—		8,315
Operating lease right-of-use assets	1,112	—	—		1,112	—		1,112
Restricted cash, noncurrent	320	—	—		320	—		320
Other noncurrent assets	3,865	—	(3,447)	[E]	418	—		418
Total assets	$27,296	$82,688	$(36,271)		$73,713	$(27,280)		$46,433
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,780	$—	$—		$1,780	—		$1,780
Accrued expenses and other current liabilities	7,070	6,839	10,753	[E]	30,542			30,542
			2,380	[B]
			3,500	[Q]
Operating lease liabilities, current	1,145	—	—		1,145	—		1,145
Finance lease, current	1,142	—	—		1,142	—		1,142
Loan payable, current	34,613	—	(28,707)	[C]	806	—		806
			(5,100)	[O]
Convertible promissory note	—	740	(740)	[L]		—
Note payable – related party	—	829	(829)	[L]	—	—		—
Total current liabilities	45,750	8,408	(18,743)		35,415	—		35,415
Warrant liabilities.	6,822	12,693	(6,822)	[G]	12,693	—		12,693
Earn-out share derivative liability	—	—	—	[I]	—	—		—
Deferred underwriting commissions	—	8,050	(8,050)	[D]	—	—		—
Operating lease liabilities, long-term	249	—	—		249	—		249

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET – (continued)
(in thousands)
	As of March 31, 2022		Transaction Accounting Adjustments (Assuming No Redemptions) (Note 3)		As of March 31, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 3)		As of March 31, 2022
	Tempo (Historical)	ACE (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Finance lease, long-term	1,300	—	—		1,300	—		1,300
Loan payable, noncurrent	1,293	—	—		1,293	—		1,293
Senior Notes	—	—	22,330	[C]	22,330	(7,105)	[J]	15,225
Total liabilities	55,414	29,151	(11,285)		73,280	(7,105)		66,175
Commitments and Contingencies
Convertible preferred stock	75,684	—	(75,684)	[G]	—	—		—
Class A ordinary shares subject to possible redemption	—	82,412	(39,076)	[F]	—	—		—
			(43,336)	[P]
Stockholder’s (Deficit) Equity
ACE Convergence Acquisition Corp. Class A Ordinary Shares	—	—	—	[F]	—	—		—
ACE Convergence Acquisition Corp. Class B Ordinary Shares	—	1	(1)	[ F]	—	—		—
Tempo Automation Holdings, Inc. common stock	1	—	1	[F]	2			2
			1	[G]
Additional paid-in capital	17,011	—	3,120	[B]	197,923	(20,280)	[J]	177,643
			(8,929)	[E]
			39,076	[F]
			152,444	[G]
			(38,088)	[H]
			—	[I]
			8,849	[K]
			8,050	[D]
			8,590	[C]
			4,400	[M]
			5,100	[O]
			1,800	[N]
			(3,500)	[Q]

Accumulated deficit	(120,813)	(28,876)	(5,213)	[C]	(197,492)	105	[J]	(197,387)
			(9,440)	[E]
			38,088	[H]
			(8,849)	[K]
			(62,389)	[G]
Total stockholders’ (deficit) equity	(103,802)	(28,875)	133,110		433	(20,175)		(19,742)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)	$27,296	$82,688	$(36,271)		$73,713	$(27,280)		$46,433

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS
(in thousands, except per share amounts)
	Year Ended December 31, 2021		Transaction Accounting Adjustments (Assuming No Redemptions) (Note 3)		Year Ended December 31, 2021	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 3)		Year Ended December 31, 2021
	Tempo (Historical)	ACE (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$17,361	—	$—		$17,361	—		$17,361
Cost of revenue	14,578	—	—	[CC]	16,072	—		16,072
			1,494	[DD]
Gross profit	2,783	—	(1,494)		1,289	—		1,289
Operating expenses
Research and development	9,904	—	—	[CC]	11,400	—		11,400
			1,496	[DD]
Sales and marketing	9,817	—	—	[CC]	9,817	—		9,817

General and administrative	16,376	6,943	—	[CC]	38,618	—		38,618
	—	—	5,859	[DD]	—
			9,440	[FF]
Total operating expenses	36,097	6,943	16,975		59,835	—		59,835
Loss from operations	(33,314)	(6,943)	(18,289)		(58,546)	—		(58,546)
Change in fair value of warrant liability	(4,242)	12,723	4,242	[GG]	12,723	—		12,723
Interest earned on marketable securities held in Trust Account	—	67	(67)	[AA]	—
Interest expense	(3,686)	—	(2,926)	[BB]	(5,503)	(931)	[JJ]	(6,434)
			1,109	[EE]
Other financing costs	(8,955)	—	(34,163)	[HH]	(71,344)	—		(71,344)
			(28,226)	[II]
Gain on forgiveness of PPP loan	2,500	—			2,500	—		2,500
Other income (expense), net	(316)	—	—		(316)	—		(316)
(Loss) income before income taxes	(48,013)	5,847	(78,320)		(120,486)	(931)		(121,417)
Income tax (provision) benefit	—	—	—		—			—
Net (loss) income	$(48,013)	$5,847	$(78,320)		$(120,486)	$(931)		$(121,417)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS − (continued)
(in thousands, except per share amounts)
	Tempo (Historical)	ACE (Historical)	Pro Forma Combined — Assuming No Redemptions
Net loss per common share – basic and diluted	$(4.89)		$(4.24)
Basic and diluted weighted average common shares outstanding	9,819,576		28,400,297
Net loss per share, Class A redeemable ordinary shares – basic and diluted		$0.20
Weighted average shares outstanding of Class A redeemable ordinary shares		23,000,000
Net loss per share, Class B non-redeemable ordinary shares – basic and diluted		$0.20
Weighted average shares outstanding of Class B non-redeemable ordinary shares		5,750,000
Pro Forma Combined — Assuming Maximum Redemptions
Net loss per common share – basic and diluted	$(4.60)
Basic and diluted weighted average common shares outstanding	26,412,201

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS
(in thousands, except per share amounts)
	Three Months Ended March 31, 2022		Transaction Accounting Adjustments (Assuming No and Maximum Redemptions) (Note 3)		Year Ended March 31, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 3)		Three Months Ended March 31, 2022
	Tempo (Historical)	ACE (Historical)			Pro Forma Combined (Assuming No and Maximum Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$3,897	—	$—		$3,897	—		$3,897
Cost of revenue	3,652	—	—	[CC]	3,652	—		3,652
Gross profit	245	—	—		245	—		245
Operating expenses
Research and development	3,329	—	—	[CC]	3,329	—		3,329
Sales and marketing	3,219	—	—	[CC]	3,219	—		3,219

General and administrative	4,303	1,139	—	[CC]	5.442	—		5,442
Total operating expenses	10,851	1,139	—		11,990	—		11,990
Loss from operations	(10,606)	(1,139)	—		(11,745)	—		(11,745)
Change in fair value of warrant liability	128	73	(128)	[GG]	73	—		73
Interest earned on marketable securities held in Trust Account	—	8	(8)	[AA]	—	—		—
Interest expense	(2,019)	—	(1,499)	[BB]	(2,574)	(477)	[JJ]	(3,051)

			844	[EE]
			100	[KK]
Other income (expense), net	(4)	—	—		(4)	—		(4)
(Loss) income before income taxes	(12,501)	(1,058)	(691)		(14,250)	(477)		(14,727)
Income tax (provision) benefit	—	—	—		—			—
Net (loss) income	$(12,501)	$(1,058)	$(691)		$(14,250)	(477)		(14,727)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS − (continued)
(in thousands, except per share amounts)
	Tempo (Historical)	ACE (Historical)	Pro Forma Combined — Assuming No Redemptions
Net loss per common share – basic and diluted	$(1.24)		$(0.50)
Basic and diluted weighted average common shares outstanding	10,054,713		28,400,297
Net loss per share, Class A redeemable ordinary shares – basic and diluted		$(0.06)
Weighted average shares outstanding of Class A redeemable ordinary shares		11,693,875
Net loss per share, Class B non-redeemable ordinary shares – basic and diluted		$(0.06)
Weighted average shares outstanding of Class B non-redeemable
ordinary shares		5,750,000
Pro Forma Combined — Assuming Maximum Redemptions
Net loss per common share – basic and diluted	$(0.56)
Basic and diluted weighted average common shares outstanding	26,412,201

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1 — Basis of Presentation
The merger between Tempo and ACE will be accounted for as a reverse recapitalization, with ACE being treated as the “acquired” company for financial reporting purposes. For accounting purposes, the reverse recapitalization will be the equivalent of Tempo issuing stock for the net assets of ACE, accompanied by a recapitalization. The net assets of ACE will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization will be those of Tempo.
The unaudited pro forma condensed combined balance sheet of New Tempo as of March 31, 2022 assumes that the transactions occurred on March 31, 2022. The unaudited pro forma condensed combined statement of operations of New Tempo for the year ended December 31, 2021 and for the three months ended March 31, 2022 presents pro forma effect to the transactions as if it had been completed on January 1, 2021.
The unaudited pro forma condensed combined balance sheet as of March 31, 2022 and unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022 has been prepared using, and should be read in conjunction with, the following:

•
unaudited condensed consolidated financial statements of ACE for the three months ended March 31, 2022 and the related notes, included elsewhere in this proxy statement/prospectus; and

•
unaudited condensed financial statements of Tempo for the three months ended March 31, 2022 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•
financial statements of ACE for the year ended December 31, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•
financial statements of Tempo for the year ended December 31, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma adjustments reflecting the Closing with ACE and are based on certain currently available information and certain assumptions and methodologies that ACE believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.
Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible such differences may be material. ACE believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Tempo. They should be read in conjunction with the historical financial statements and notes thereto of ACE and Tempo.
Note 2 — Accounting Policies
Upon completion of the Business Combination, management will perform a comprehensive review of ACE’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the companies which, when conformed, could have a material impact on the combined financial statements. Based on its initial analysis, management has not identified any material differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information.
Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Article 11 of Regulation S-X allows for the presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). ACE has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.
The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Tempo filed consolidated income tax returns during the periods presented.
The unaudited pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New Tempo shares outstanding, assuming the Business Combination occurred on January 1, 2021.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The pro forma Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
(A)
Reflects the reclassification of cash and cash equivalents held in ACE’s trust account that becomes available upon completion of the Business Combination, under the no redemption scenario.

(B)
Reflects the proceeds of $5.5 million from the issuance and sale of 0.6 million shares of New Tempo common stock, with a per share par value of $0.0001, at $10.00 per share pursuant to the PIPE Investment. The unaudited pro forma condensed combined balance sheet reflects a corresponding increase of $5.5 million to additional paid in-capital and an increase of less than $0.1 million to New Tempo common stock. While we have given pro forma effect to the expected balance sheet impact associated with this transaction, as of the date of this filing our accounting for the issuance of shares associated with the PIPE Investment is not complete and accordingly is subject to change.

The proceeds are partially offset by estimated transaction costs to be incurred subsequent to March 31, 2022 in conjunction with the shares of New Tempo common stock issued under the PIPE Investment. The estimated transaction costs are reflected as an adjustment of $2.4 million to additional paid-in capital. The transaction costs are deferred and will not be paid upon Closing resulting in an increase to accrued expenses of $2.4 million. While we have given pro forma effect to the expected balance sheet impact associated with this transaction, as of the date of this filing our accounting for the issuance of shares is not complete and accordingly is subject to change.

(C)
Represents the repayment of existing debt under the Loan and Security Agreement (“LSA”) held by Tempo. The outstanding debt balance assumes a $3.0 million increase from the balance at March 31, 2022 due to early termination penalties. The existing $1.9 million unamortized debt discount is removed from the unaudited pro forma condensed combined balance sheet and recognized as interest expense of the precombination entity and reflected as an adjustment to accumulated deficit. The lenders will purchase $3.6 million of additional equity of New Tempo using their outstanding debt balance. As of the date of this filing, the Company has not entered into such agreement, but intends to prior to the Close of the Business Combination. The following will additionally take place prior to the closing of the Business Combination and are impacted by the number of redemptions which occur. A description of the impacts to the below adjustments upon a maximum redemption scenario are included at [J].

•
ACE and Tempo intend to enter into the Lender PIPE Common Stock Subscription Agreements with certain affiliates of the lenders under the Loan and Security Agreement, pursuant to which ACE will agree to sell, and such affiliates of the lenders under the Loan and Security Agreement will agree to purchase $5.0 million in shares of New Tempo, resulting in 500,000 shares of New Tempo common stock at $10.00 per share upon, the closing of the Business Combination using the outstanding debt balance under the Loan and Security at such time in exchange for the partial cancellation of all outstanding borrowings thereunder.

•
The lenders will also purchase $22.0 million of the Lender Senior Notes using the outstanding debt balance under the Loan and Security at such time. The Lender Senior Notes will be purchased at a 1.5% discount which will be used to increase the principal balance of the Senior Note Investment to a total of $22.3 million. The discount will be expensed at issuance and will be reflected in accumulated deficit.

•
The Company will also make a cash payment of $3.0 million upon the Close of the Business Combination to settle the remaining balance of debt.

While we have given pro forma effect to the expected balance sheet impact associated with this transaction, as of the date of this filing our accounting for the issuance of shares is not complete and accordingly is subject to change.

(D)
Reflects the payment of deferred underwriting commissions incurred during ACE’s IPO which will be settled in shares of New Tempo at Closing. Subsequent to the ACE’s IPO, the underwriter agreed to settle their underwriting commissions in shares of New Tempo at an assumed value of $10.00 per share. Accordingly, 805,000 shares of New Tempo will be issued, resulting in a corresponding adjustment to additional paid-in capital.

(E)
Reflects the transaction costs incurred by Tempo and ACE in connection with the Business Combination. The transaction costs include:

•
The payment of transaction costs incurred by Tempo in conjunction with the Business Combination are reflected as a corresponding adjustment of $0.6 million to accrued expenses that had been incurred prior to and unpaid as of March 31, 2022. An additional $5.7 million, representing estimated transaction costs to be incurred subsequent to March 31, 2022, is deferred, resulting in a $3.5 million increase to accrued expenses and a payment of $2.2 million, which includes the expected settlement amount of certain financing arrangement termination fees, that is paid in cash upon Closing. The $5.7 million in estimated transaction costs subsequent to March 31, 2022 are allocated on a relative fair value basis to instruments issued as part of the Merger. The amount is partially allocated as an adjustment to additional paid-in capital of $5.5 million. The remaining $0.2 million is related to the issuance of liability-classified instruments which are subsequently measured at fair value, reflected as an adjustment to accumulated deficit and reflected in the unaudited pro forma condensed combined statement of operations as described at (FF).

•
The payment of transaction costs incurred by ACE in conjunction with the Business Combination are reflected as a corresponding adjustment of $1.4 million to accrued expenses that had been incurred prior to and unpaid as of March 31, 2022. Estimated costs of $9.2 million incurred by ACE subsequent to March 31, 2022, is an expense of the precombination entity and reflected as an adjustment to accumulated deficit. Upon the Close of the Business Combination, ACE’s historical accumulated deficit is reclassified to additional paid-in capital as described at [H], and accordingly the accumulated deficit balance is increased by $9.2 million through recognition of expected transaction costs. The transaction costs are deferred and will not be paid upon Closing resulting in an increase to accrued expenses. The unaudited pro forma condensed combined statement of operations reflect the impact of these expenses at (FF).

•
The reclassification of $3.4 million of transaction costs incurred by Tempo in conjunction with the Business Combination and capitalized to other noncurrent assets as of March 31, 2022. Upon the close of the Business Combination, the costs will be removed from other noncurrent assets and reflected as an adjustment to additional paid-in capital.

(F)
Represents the following transactions related to ACE’s equity:

•
The reclassification of ACE’s Class A ordinary shares subject to possible redemption from temporary equity into permanent equity.

•
In conjunction with the Domestication, (i) each then issued and outstanding Class A ordinary share of ACE will convert automatically, on a one-for-one basis, into a share of common stock of New Tempo, (ii) each then issued and outstanding Class B ordinary share ACE will convert automatically, on a one-for-one basis, into a share of common stock of New Tempo, (iii) each then issued and outstanding warrant of ACE will convert automatically into a warrant to acquire one share of common stock of New Tempo, and (iv) each then issued and outstanding unit of ACE will be cancelled and will entitle the holder thereof to one share of New Tempo common stock and one-half of one New Tempo warrant.

(G)
Represents recapitalization of Tempo’s equity, including:

•
Conversion of 6,963,183 shares of Tempo Preferred Series A stock, 1,528,501 shares of Tempo Preferred Series A-1 stock, 1,541,170 shares of Tempo Preferred Series A-2 stock, 7,320,385 shares of Tempo Preferred Series B stock, 10,669,200 shares of Tempo Preferred Series C stock and 1,497,748 shares of Tempo Preferred Series C-1 stock into 29,520,187 shares of common stock of Tempo.

•
Prior to the closing, Tempo will use its commercially reasonable efforts to cause the holder of each outstanding and unexercised warrant of Tempo to exercise such warrants in exchange for shares of Tempo common stock and preferred stock, and, at closing, each Tempo warrant that remains outstanding and unexercised will be converted into a New Tempo warrant. The exercise of such warrants would result in the issuance of an additional 3,187,913 Tempo common shares, 84,848 Series A preferred shares, 38,543 Series B preferred shares and 294,667 Series C preferred shares upon settlement of Tempo warrants. The fair value of Tempo’s existing liability classified warrants which will be removed when exercised is $6.8 million. The aggregate exercise price that Tempo will receive in cash when the Tempo warrants are exercised is $7.6 million.

•
In Q2 2022, Tempo issued 18,262,167 Series C Preferred warrants to various counterparties. The exercise price of such warrants is waived upon the Close of the Business Combination and thus are expected to be exercised at Close. A charge to the unaudited condensed combined pro forma statement of operations of $34.2 million and $28.2 million is described at [HH] and [II], respectively, for such warrants. The charge is reflected as an adjustment to accumulated deficit and additional paid-in capital.

•
Issuance of 10,544,111 shares of New Tempo common stock in exchange for 58,763,211 outstanding shares of Tempo common stock (following the exercise of Tempo Warrants and conversion of preferred stock)

(H)
Reflects the reclassification of ACE’s historical accumulated deficit to additional paid-in capital in connection with the consummation of the Business Combination.

(I)
Reflects the preliminary estimated fair value of Tempo Equityholders’ Earnout Shares recorded as a liability as of March 31, 2022. For further information, see Note 5. The Company does not expect to achieve the Earnout targets and as such, the Company has not placed value on the liability. The earnout liability will be remeasured at each reporting date with changes in the fair value recorded to earnings.

(J)
Represents the net amount paid to public stockholders who are assumed to exercise redemption rights under the maximum redemption scenario to redeem 2,988,096 additional shares. Upon a maximum redemption scenario, the existing lenders under the Loan and Security Agreement will adjust their Senior Note Investment and PIPE Investment, as described at [C], accordingly:

•
The PIPE Investment will increase by $10.0 million or 1.0 million shares of New Tempo.

•
The Senior Note Investment will decrease by $7.1 million which includes the purchase at a 1.5% discount.

•
The Company will not make the cash payment of $3.0 million to the existing lenders upon the Close of the Business Combination.

(K)
Reflects the recognition of $8.8 million of stock-based compensation expense associated with Tempo performance-based equity awards that immediately vest upon the successful completion of a Business Combination. As there are no future service conditions, the estimated fair value of the award is recognized upon the Closing as a non-recurring expense.

(L)
The adjustment represents the repayment of $0.7 million of the Promissory Note entered into between ACE and the Sponsor in January 2022. The adjustment also includes the repayment of $0.8 million from the Working Capital Facility held on ACE’s balance sheet as of March 31, 2022 which is expected to be paid off with funds from the Merger. Amounts due relate to Promissory Note maybe be converted into warrants or held for repayment at the option of the holder, for the purposes of the pro forma, we have assumed these amounts will be repaid to the holder.

(M)
Represents the Bridge Loan of $4.4 million issued in July 2022 that will automatically convert into 440,000 shares of New Tempo at a rate of $10.00 per share upon the Close of the Business Combination. If the Business Combination does not close prior to the maturity date of September 30, 2022, the loan will be repaid in cash. The Bridge Loan incurs interest at a rate of 12.0% per annum that is payable in kind. While we have given pro forma effect to the expected balance sheet impact associated with this transaction, as of the date of this filing our accounting for the issuance of shares is not complete and accordingly is subject to change.

(N)
Represents the additional bridge financing that is intended to occur prior to the close of the Business Combination resulting in Tempo securing $2.5 million in bridge financing of which $1.8 million is expected to be funded upon closing. Any funding associated with the bridge financing will convert into shares of New Tempo common stock at the applicable conversion rate. As of the date of this filing, the Company has not entered into such agreements, but intends to prior to the Close of the Business Combination. While we have given pro forma effect to the expected balance sheet impact associated with this transaction, as of the date of this filing our accounting for the issuance of shares is not complete and accordingly is subject to change.

(O)
Represents the automatic conversion of the 2022 Promissory Notes held by Tempo upon the Close of the Business Combination. At the time of Close, the remaining principal balance and any accrued interest will convert into shares of New Tempo at $10.00 per share. While we have given pro forma effect to the expected balance sheet impact associated with this transaction, as of the date of this filing our accounting for the issuance of shares is not complete and accordingly is subject to change.

(P)
Represents the redemption of 4,256,979 public shares in July 2022 in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination. The redemption was paid with funds from the trust account at $10.18 per share.

(Q)
Represents the $3.5 million in fees incurred for underwriting fees as part of the Cantor Purchase Agreement. The fees are paid in common shares of New Tempo at an assumed value of $10.00 per share resulting in the issuance of 350,000 shares of New Tempo. As the fees are directly related to the issuance of equity through the Cantor Purchase Agreement, the fair value of the shares is represented as an adjustment to additional paid-in capital. This amount is offset by the issuance of New Tempo common shares which results in no impact to the unaudited pro forma condensed combined balance sheet.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, and the three months ended March 31, 2022 are as follows:

(AA)
Reflects the elimination of historical investment income earned on ACE’s Trust Account.

(BB)
Reflects the interest expense related to the proposed issuance of the Senior Notes under the Senior Note Investment. The Senior Notes are expected to have an 9.75% rate of interest payable in cash and 3.25% rate of interest payable-in-kind. Upon a maximum redemption scenario, the Senior Note Investment will decrease resulting in a decrease to interest expense as described at [JJ].

(CC)
Represents estimated stock-based compensation measured as of the closing date for the portion of the Earnout Shares issuable to existing option holders with continuing service requirements, and assuming no forfeitures (see Note 5). The Company does not expect to achieve the Earnout targets and as such, the Company has not recognized stock-based compensation with the performance condition. The Company will evaluate the probability of achievement at each reporting period and will adjust stock-based compensation as appropriate.

(DD)
Represents incremental stock-based compensation expense associated with $8.8 million Tempo Options granted to employees which vest upon satisfaction of both a service condition and liquidity condition, which will be satisfied upon completion of the Business Combination. The liquidity event has not been deemed probable for expense recognition in the historical unaudited condensed consolidated statement of operations and the triggering event only becomes probable upon a liquidity event, in this case, the Business Combination.

(EE)
Represents the elimination of interest expense on certain existing Tempo debt which will be rolled over into the balances of the PIPE Investment as described at [C]. The payoff of existing debt is reflected as of January 1, 2021 in the unaudited pro forma condensed combined statement of operations, and accordingly the interest expense on such debt would not have been incurred had the merger occurred on such date.

(FF)
Reflects $9.2 million of certain non-recurring transaction costs incurred by ACE subsequent to March 31, 2022, principally related to the Merger as described at [E]. An additional $0.2 million of transaction costs are incurred by Tempo subsequent to March 31, 2022, principally related to liability-classified instruments which are subsequently measured at fair value.

(GG)
Represents the elimination of changes in the fair value of Tempo’s liability classified warrants held on Tempo’s balance sheet as of March 31, 2022. Prior to the Closing, Tempo will use its commercially reasonable efforts to cause the holder of each outstanding and unexercised warrant of Tempo to exercise such warrants in exchange for shares of Tempo common stock.

(HH)
Represents the issuance of 10,000,000 Series C Preferred Warrants by Tempo to an existing investor. The warrants were issued to the investor for their continued commitment to the Business Combination. Upon the Close of the Business Combination, the exercise price is waived and the conversion of warrants is expected to occur. Upon exercise, the shares of Tempo will be converted into New Tempo under the exchange ratio. While we have given pro forma effect to the expected statement of operations impact associated with this transaction, as of the date of this filing our accounting for the warrant issuance is not complete and accordingly is subject to change.

(II)
Represents the issuance of 8,262,167 Series C Preferred Warrants by Tempo to the creditor under the LSA who is also a Third Party PIPE Investor. The warrants were issued in order to receive a waiver on the breach of debt covenants. Upon the Close of the Business Combination, the exercise price is waived and the conversion of warrants is expected to occur. Upon exercise, the shares of Tempo will be converted into New Tempo under the exchange ratio. While we have given pro forma effect to the expected statement of operations impact associated with this transaction, as of the date of this filing our accounting for the warrant issuance is not complete and accordingly is subject to change.

(JJ)
Under a maximum redemption scenario, the Senior Note Investment will decrease resulting in a decrease to interest expense of $0.9 million and $0.5 million in the year ended December 31, 2021 and the three months ended March 31, 2022, respectively.

(KK)
Represents the elimination of interest expense on Tempo’s 2022 Promissory Notes which are automatically converted into shares of New Tempo upon the Close of the Business Combination. The conversion is reflected as of January 1, 2021 in the unaudited pro forma condensed combined statement of operations.
Note 5 — Earnouts
Tempo Earnout Company Shares
Following the Closing, the Eligible Tempo Equityholders will have the right to receive up to 7,000,000 Tempo Earnout Shares in two tranches upon the occurrence of the Earnout Triggering Events during the Earnout Period.

•
upon the occurrence of Triggering Event I, a one-time aggregate issuance of three and a half million (3,500,000) Company Earnout Shares to Tempo Equityholders will be made. Triggering Event I means the first quarter after the closing date, but within the Earnout Period, on which New Tempo achieves $5.0 million in Adjusted EBITDA;

•
upon the occurrence of Triggering Event II, a one-time aggregate issuance of three and a half million (3,500,000) Company Earnout Shares to Tempo Equityholders will be made. Triggering Event II means the first quarter after the closing date, but within the Earnout Period, on which New Tempo achieves $15.0 million in revenue.

Earnout shares issuable to any eligible recipient in respect of Tempo options held by such recipient as of immediately prior to the closing shall be issued to such recipient only if such recipient continues to provide services (whether as an employee, director or individual independent contractor) to New Tempo or one of its subsidiaries through the date of the occurrence of the corresponding Triggering Event.
Earnout Shares Issued to Tempo
The earnout shares to be issued to Tempo equityholders were evaluated under ASC Topic 480, Distinguishing Liabilities from Equity, to determine if the earnout award agreements should be classified as a liability. As part of that analysis, it was determined that the earnout shares are freestanding and not liability classified. It was next evaluated whether the earnout shares represented a derivative instrument pursuant to ASC Topic 815, Derivatives and Hedging. Paragraph ASC 815-10-15-74(a) states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. In order to conclude that the earnout shares meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the earnout shares meet both of these requirements. The preliminary accounting conclusions for the earnout shares under the three separate arrangements resulted in liability classification pursuant to ASC 815-40.
The Company does not expect to achieve the Earnout targets and as such, the Company has not placed value on the liability. The earnout liability will be remeasured at each reporting date with changes in the fair value recorded to earnings.
Earnout Shares Issued to Holders of Tempo Stock Options
The preliminary accounting conclusion related to the grant of Tempo Earnout Shares to existing holders of stock options is considered a compensatory award and accounted for under ASC 718, Share-Based Compensation as the Tempo Earnout Shares are subject to forfeiture based on the satisfaction of certain service conditions. Triggering Event I and Triggering Event II are considered performance conditions. The requisite service condition is the period of time it takes to achieve both performance conditions. As this is not explicitly stated in the earnout arrangement, the service period is implied from the expected period over which the shares are expected to achieve the performance condition. Under this guidance, the award is measured at fair value at the grant (or issue) date and expense is recognized over the implied service period of 1.5 years.

The preliminary estimated fair value of the Tempo Earnout Shares subject to ASC 718 was $19.1 million, assuming the service conditions were met and assuming no forfeitures. The amount was not recorded as stock-based compensation expense in the unaudited pro forma condensed combined statements of operations as it was not probable the performance condition would be met.
Fair Value of Earnout Shares
The fair value of the Tempo Earnout Consideration that was not subject to ASC 718 was determined by the using the assumed stock price of New Tempo of $10.00 at the grant date and multiplying it by the expected probability of achieving the performance conditions. The Company does not expect to achieve the Earnout targets and as such, the Company has not placed value on the liability.
Note 6 — Net Loss Per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, and other related events, assuming such additional shares were outstanding since January 1, 2021. As the Business Combination and other related events are being reflected as if they had occurred as of January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares issued in connection with the Business Combination and other related events have been outstanding for the entire periods presented. Under the maximum redemption scenario, the shares of New Tempo common stock assumed to be redeemed by ACE public shareholders are eliminated as of January 1, 2021.
	For the year ended December 31, 2021		For the Three Months Ended March 31, 2022
(in thousands, except share and per share data)	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
Pro forma loss attributable to common stockholders – New Tempo .	$(120,486)	$(121,417)	$(14,250)	$(14,727)
New Tempo common stock
Weighted average shares outstanding – basic and diluted	28,400,297	26,412,201	28,400,297	26,412,201
Net loss per share – basic and diluted	$(4.24)	$(4.60)	$(0.50)	$(0.56)
The following summarizes the number of shares of New Tempo common stock outstanding under the two redemption scenarios for both the three months ended March 31, 2022 and the year ended December 31, 2021:
	Assuming No Redemption	Assuming Maximum Redemption
Tempo Stockholders(1)	14,580,000	14,580,000
ACE’s public shareholders	3,945,298	957,202
Sponsor and related parties(2)	5,846,190	5,846,190
Third-Party PIPE Investors	2,873,809	3,873,809
CFPI	1,155,000	1,155,000
Pro forma weighted average shares outstanding – basic and diluted	28,400,297	26,412,201

(1)
Excludes approximately 2.4 million shares of New Tempo common stock which remain reserved for options outstanding. At the Closing, Tempo Options will be converted into New Tempo Options, upon substantially the same terms and conditions as in effect with respect to the corresponding Tempo Option. Also, the amount includes approximately 7.1 million shares of New Tempo common stock reserved for Tempo warrants, net of expected exercise proceeds, that are assumed to be exercised prior to Closing. Tempo will use its commercially reasonable efforts to cause the holder of each outstanding and unexercised warrant of Tempo to exercise their Tempo warrants in exchange for shares of Tempo common stock, and, at the Closing, each Tempo warrant that remains outstanding and exercised will be converted into a New Tempo warrant, exercisable for a number of shares of New Tempo common stock.

(2)
Includes 0.2 million shares to be purchased by Sponsor Related PIPE Investors as part of the PIPE Investment and 3.2 million Class B ordinary shares held by the Sponsor which will convert automatically, on a one-for-one basis, into a share of New Tempo common stock.

The following potential outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which are not satisfied as of the period end for pro forma presentation purposes.
	Assuming No Redemption	Assuming Maximum Redemption
Public warrants and private placement warrants	18,100,000	18,100,000
New Tempo options	2,364,144	2,364,144
Tempo Earnout shares and options	7,000,000	7,000,000

INFORMATION ABOUT ACE
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to ACE prior to the consummation of the Business Combination.
General
ACE is a blank check company incorporated on March 31, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although ACE is not limited to a particular industry or sector for purposes of consummating a business combination, ACE focuses on businesses in the technology industries primarily located in the United States. ACE has neither engaged in any operations nor generated any revenue to date. Based on ACE’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On July 30, 2020, ACE consummated its initial public offering of its units, with each unit consisting of one ACE Class A ordinary share and one-half of one public warrant, which included the full exercise by the underwriters of the over-allotment option. Simultaneously with the closing of the initial public offering, ACE completed the private sale of 6,600,000 private placement warrants at a purchase price of $1.00 per private placement warrant to the Sponsor, generating gross proceeds to us of $6.6 million. The private placement warrants are identical to the warrants sold as part of the units in ACE’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of ACE’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.
Following the closing of ACE’s initial public offering, a total of $230.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants were placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of March 31, 2022, funds in the trust account totaled approximately $82.6 million. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of ACE’s obligation to allow for redemption in connection with ACE’s initial public business combination or to redeem 100% of the public shares if it does not complete a business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, and (3) the redemption of all of the public shares if ACE is unable to complete a business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.
With respect to the regulation of special purpose acquisition companies like ACE (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

With regard to the SEC’s investment company proposals included in the SPAC Rule Proposals, while the funds in the trust account have, since ACE’s initial public offering, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940), on June 22, 2022, ACE instructed Continental Stock Transfer & Trust Company, the trustee managing the trust account, to hold all funds in the trust account in cash until the earlier of consummation of the Business Combination and liquidation of ACE.
Effecting ACE’s Initial Business Combination
Fair Market Value of Target Business
Nasdaq listing rules require that ACE’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). ACE’s board of directors determined that this test was met in connection with the proposed Business Combination.
Shareholder Approval of Business Combination
ACE is seeking stockholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the Business Combination Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). ACE will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without the prior consent of ACE. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares held by them, then any such shares in excess of that 15% limit would not be redeemed for cash without the prior consent of ACE.
The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and ordinary shares held by them, subject to the terms and conditions contemplated in the letter agreement, dated as of July 27, 2020.
As of the date of the accompanying proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares. If ACE is not able to complete the Business Combination with Tempo or another business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.
Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the ACE redemption process (i.e., approximately $10.06 per share based on trust account figures as of March 31, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.
To the extent any such purchases are made by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, ACE will disclose in a Current Report on Form 8-K prior to the extraordinary general meeting the following: (i) the number of ACE public shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the ACE securityholders who sold to the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% security holders) who sold such public shares; and (v) the number of ordinary shares for which ACE has received redemption requests pursuant to its redemption offer.
The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of public shares electing to redeem and (z) ACE’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, the existing stockholders of Tempo or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of Tempo on a fully diluted basis.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the Business Combination at the extraordinary general meeting and could decrease the chances that the Business Combination would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Liquidation if No Business Combination
If ACE has not completed the Business Combination with Tempo by October 13, 2022 and has not completed another business combination by such date, in each case, as such date may be extended pursuant to ACE’s Cayman Constitutional Documents, ACE will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem all of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of ACE’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have entered into a letter agreement with ACE, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their ACE Class B ordinary shares if ACE fails to complete its business combination within the required time period. However, if the Sponsor (including ACE’s directors, officers and initial shareholders and their permitted transferees) or any of its respective affiliates owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if ACE fails to complete its business combination within the allotted time period.
The Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees have agreed, pursuant to a written agreement with ACE, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of ACE’s obligation to allow for redemption in connection with ACE’s initial business combination or to redeem 100% of its public shares if it does not complete its business combination by January 30, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless ACE provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, ACE may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.
ACE expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing ACE’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, ACE may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
The proceeds deposited in the trust account could, however, become subject to the claims of ACE’s creditors which would have higher priority than the claims of ACE’s public shareholders. ACE cannot assure you that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and ACE — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein. While ACE intends to pay such amounts, if any, ACE cannot assure you that ACE will have funds sufficient to pay or provide for all creditors’ claims.
Although ACE will seek to have all vendors, service providers (other than ACE’s independent auditors), prospective target businesses and other entities with which ACE does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of ACE’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against ACE’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, ACE’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where ACE may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where ACE is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of ACE’s public shares, if ACE has not completed ACE’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with ACE’s initial business combination, ACE will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than ACE’s independent auditors) for services rendered or products sold to us, or a prospective target business with which ACE has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under ACE’s indemnity of the underwriters of ACE’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. ACE has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and ACE believes that the Sponsor’s only assets are securities of ACE and, therefore, the Sponsor may not be able to satisfy those obligations. None of ACE’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, ACE’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While ACE currently expects that ACE’s independent directors would take legal action on ACE’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that ACE’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, ACE cannot assure you that due to claims of creditors the actual value of the per- share redemption price will not be substantially less than $10.00 per share. See “Risk Factors — Risks Related to the Business Combination and ACE — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein.
ACE will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than ACE’s independent auditors), prospective target businesses and other entities with which ACE does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under ACE’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.
If ACE files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in ACE’s insolvency estate and subject to the claims of third parties with priority over the claims of ACE’s shareholders. To the extent any insolvency claims deplete the trust account, ACE cannot assure you ACE will be able to return $10.00 per share to ACE’s public shareholders. Additionally, if ACE files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by ACE’s shareholders.
Furthermore, ACE’s board of directors may be viewed as having breached its fiduciary duty to ACE’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. ACE cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors — Risks Related to the Business Combination and ACE — If, after we distribute the proceeds in the trust account to our public shareholders, ACE files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”
ACE’s public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) ACE’s completion of an initial business combination, and then only in connection with those ACE Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of ACE’s obligation to allow redemption in connection with ACE’s initial business combination or to redeem 100% of the public shares if ACE does not complete ACE’s initial business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if ACE has not completed an initial business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of ACE warrants will not have any right to the proceeds held in the trust account with respect to the ACE warrants.
Facilities
ACE currently maintains its executive offices at 1013 Centre Road, Suite 403S, Wilmington DE 19805. ACE considers its current office space adequate for ACE’s current operations.
Upon consummation of the Business Combination, the principal executive offices of New Tempo will be located at 2460 Alameda St, San Francisco, CA 94103.
Employees
ACE currently has three officers. Members of ACE’s management team are not obligated to devote any specific number of hours to ACE’s matters but they intend to devote as much of their time as they deem necessary to ACE’s affairs until ACE has completed ACE’s initial business combination. The amount of time that any members of ACE’s management team will devote in any time period will vary based on whether a target business has been selected for ACE’s business combination and the current stage of the business combination process.
Competition
If ACE succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from New Tempo’s competitors. ACE cannot assure you that, subsequent to the Business Combination, New Tempo will have the resources or ability to compete effectively. Information regarding New Tempo’s competition is set forth in the sections entitled “Information about Tempo — Competition.”
Directors and Executive Officers
ACE’s current directors and officers are as follows:
Name	Age	Position
Behrooz Abdi	60	Chief Executive Officer and Chairman of the Board of Directors
Denis Tse	46	Secretary and Director
Minyoung Park	32	Chief Financial Officer
Kenneth Klein	62	Director
Omid Tahernia	61	Director
Ryan Benton	51	Director
Raquel Chmielewski	43	Director
Behrooz Abdi has been our Chief Executive Officer since May 2020 and has been the Chairman of our board of directors since July 2020. Mr. Abdi is currently a Strategic Advisor for the Sensor System Business Company of TDK Corporation, a multinational electronics company, a position he has held since April 2020. Prior to this, from 2012 to March 2020, he was Chief Executive Officer of InvenSense, a consumer electronics company. He was previously Chief Executive Officer and President of network processor company, RMI, from 2007 to 2009, and Executive Vice President of RMI’s acquirer, NetLogic, from 2009 to 2011. From 2004 until 2007, Mr. Abdi served as Senior Vice President and General Manager of QCT at Qualcomm. Prior to this, Mr. Abdi worked at Motorola Inc. for 18 years, from 1985 to 2003, where his last role was Vice President and General Manager in charge of the mobile radio frequency and mixed-signal integrated circuits product lines. Mr. Abdi received a bachelor’s degree in electrical engineering from the Montana State University-Bozeman and a master’s degree in electrical engineering from the Georgia Institute of Technology.
Denis Tse has been our Secretary since May 2020 and a director since April 2020. Currently, Mr. Tse is the Chief Executive Officer of ACE Equity Partners International Pte Ltd., the international subsidiary of ACE Equity Partners, and Founder and Managing Partner of its affiliate, ASIA-IO Advisors Limited. Prior to this, Mr. Tse served as Head of Private Investments — Asia at Lockheed Martin Investment Management Company from 2009 to 2015. Mr. Tse received a B.S. in policy studies and economics from Northwestern University and an M.B.A. from INSEAD.
Minyoung Park has been our Chief Financial Officer since May 2020. Currently, Ms. Park serves as the Compliance Officer of ACE Equity Partners, a position she has held since March 2020. Previously, she was with the financial due diligence team of the cross-border deal advisory department at KPMG from December 2017 to February 2020. Prior to that, Ms. Park was responsible for accounting and finance at CJ 4DPlex America, Inc., a movie theater technology company, from April 2016 to August 2017 and a CPA with ABC CPAs from 2013 to 2016. Ms. Park is a licensed CPA, which license is currently delinquent, and received a Bachelor of Science in Management Science from University of California — San Diego.
Kenneth Klein has been a director of ACE since July 2020. He is currently Chief Executive Officer and co-founder of Praisidio, Inc. a venture capital-backed AI software company in the Enterprise Risk Management space. He has also served as an independent director of MobileIron, Inc. since 2016. Prior to Praisidio, Mr. Klein served as the Chairman and Chief Executive Officer of Tintri, Inc. (“Tintri”), an intelligent infrastructure provider, from 2013 until March 2018. Previously, he was with Wind River Systems, Inc. (“Wind River”), an embedded software company, where he served as a director from July 2003 and as Chair of the Board, President and Chief Executive Officer from 2004 until Wind River’s acquisition by Intel Corp. in 2009. Mr. Klein continued as President of Wind River after it became an Intel subsidiary until 2013. Prior to joining Wind River, Mr. Klein was with Mercury Interactive Corporation (“Mercury Interactive”), a software company focused on business technology optimization, where he served as Chief Operating Officer and as a director on their Board from 2000 until 2003. Mr. Klein held other management positions at Mercury Interactive from 1992 through 1999, including President of North American Operations and Vice President of North American Sales. Mr. Klein received a B.S. in electrical engineering and biomedical engineering from the University of Southern California. He is a USC Distinguished Alumnus, a member of the USC Viterbi School of Engineering Board of Councilors, the founder of USC’s Klein Institute for Undergraduate Engineering Life, and a USC Trustee.
Mr. Klein became Chief Executive Officer of Tintri in October 2013 and resigned in March 2018. Tintri consummated its initial public offering in June 2017 and later filed for bankruptcy in July 2018. Shortly thereafter, Tintri was acquired by DataDirect Networks Inc. Mr. Klein, as well as other officers and directors of Tintri, are currently defendants in an ongoing class action lawsuit related to the foregoing.
Omid Tahernia has been a director of ACE since July 2020. Mr. Tahernia is the founder and Chief Executive Officer of SERNAI Networks, Inc., a developer of high-speed communication and intelligence- based interconnect solutions since 2018. From 2012 to 2015, Mr. Tahernia served as the Chief Executive Officer of Ikanos Communications (Nasdaq: IKAN), which was acquired by Qualcomm in 2015. Prior to that, he was the President and Chief Executive Officer of Tilera Corporation from 2007 to 2011, and had spent more than three years with Xilinx, most recently as Corporate Vice President & General Manager of its Processing Solutions Group.
Mr. Tahernia is a 20-year veteran with Motorola from 1984 to 2004, with the most recent leadership role being Vice President and Director, Strategy and Business Development at Motorola Semiconductors. He received an MSEE degree from Georgia Institute of Technology and a BSEE degree from Virginia Tech.
Ryan Benton has been a director of ACE since July 2020. He currently serves as Chief Financial Officer of Tempo, a role he has held since July 2020. Previously, from September 2018 to October 2020, Mr. Benton served as Chief Financial Officer and Senior Vice President of Revasum, Inc., a publicly listed semiconductor capital equipment company (“Revasum”), and currently sits on Revasum’s board of directors. Since 2015, Mr. Benton also has served as an independent board member for Pivotal Systems, a publicly listed semiconductor component company, where he chairs the Audit & Risk Management Committee and serves as a member of the Remuneration & Nomination Committee. Prior to joining Revasum, from 2017 to 2018, Mr. Benton served as Senior Vice President and Chief Financial Officer for BrainChip Holdings Ltd., a publicly listed AI software and chip solution provider and developer of neuromorphic circuits. From 2012 to 2017, Mr. Benton was at Exar Corporation, a fabless semiconductor chip manufacturer (“Exar”), as Senior Vice President and Chief Financial Officer. In 2016, he became Chief Executive Officer and Executive Board Member until the sale of Exar to Maxlinear, Inc. in 2017. From 1993 to 2012, Mr. Benton worked at several technology companies. He started his career as an auditor at Arthur Andersen & Company in 1991. Mr. Benton received a B.A. of Business Administration in Accounting from the University of Texas at Austin and he passed the State of Texas Certified Public Accountancy exam.
Raquel Chmielewski has been a director of ACE since July 2020. She is currently Director of Investments at Council on Foreign Relations, a United States nonprofit and non-partisan think tank specializing in U.S. foreign policy and international affairs. Prior to this, she was an Investment Officer at the pension of the International Monetary Fund, and a private markets investor at Lockheed Martin Investment Management Company from 2009 to 2017. Ms. Chmielewski was with Stark Investments as an Investment Analyst for a short period in 2008 and was a Private Equity/Venture Capital Associate at Columbia Capital, LLC from 2004 to 2007. Ms. Chmielewski received a B.A. and M.A. in Economics from Boston University and an M.B.A. from The Wharton School at the University of Pennsylvania.
Number, Terms of Office and Appointment of Directors and Officers
ACE’s board of directors currently consists of six members. The provisions of our Cayman Constitutional Documents may only be amended by a special resolution passed by a majority of at least two-thirds of our ordinary shares attending and voting in a general meeting. Each of ACE’s directors hold office for a two-year term.
Subject to any other special rights applicable to the shareholders, any vacancies on ACE’s board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of ACE’s board of directors or by a majority of the holders of ACE’s ordinary shares (or, prior to ACE’s initial business combination, holders of ACE’s founder shares).
ACE’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. ACE’s board of directors is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents, as it deems appropriate. The Cayman Constitutional Documents provide that ACE’s officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.
Director Independence
Nasdaq listing standards require that a majority of ACE’s board of directors be independent. An “independent director” is defined generally as a person who is not an executive officer or employee of the company and who, in the board’s opinion, has no relationship which would “interfere with the exercise of independent judgment” in carrying out director responsibilities.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of Nasdaq. In addition, members of ACE’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of Nasdaq.
ACE’s board has determined that each of Kenneth Klein, Omid Tahernia, Ryan Benton and Raquel Chmielewski is an “independent director” under applicable SEC and Nasdaq rules.
ACE’s independent directors have regularly scheduled meetings at which only independent directors are present.

Ryan Benton is also Chief Financial Officer at Tempo, and Ryan introduced ACE to Tempo during a process in which the Tempo board of directors, with the advice of its financial advisor considered many potential SPAC partnerships. Both boards of directors were made fully aware of Mr. Benton’s role as Chief Financial Officer of Tempo and his status as a member of the board of directors of ACE from the outset and Mr. Benton recused himself from all deliberations and approvals of the ACE board of directors relating to the business combination transaction with Tempo.
Executive Officer and Director Compensation
None of ACE’s directors or executive officers have received any cash compensation for services rendered to ACE. Between July 2020 and June 2021, ACE accrued an obligation to the Sponsor equal to a total of $10,000 per month for office space, administrative and support services. The Sponsor, directors and executive officers, or any of their respective affiliates, are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. ACE’s audit committee reviews on a quarterly basis all payments that were made by ACE to the Sponsor, directors, executive officers or ACE or any of their affiliates. In May 2020, the Sponsor transferred 40,000 founder shares to Kenneth Klein, 35,000 founder shares to each of Omid Tahernia, Ryan Benton and Raquel Chmielewski and 10,000 founder shares to Minyoung Park, at their original per-share purchase price.
ACE is not party to any agreements with its directors or officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence ACE’s management’s motivation in identifying or selecting a target business and ACE does not believe that the ability of its management to remain with it after the consummation of its initial business combination should be a determining factor in its decision to proceed with any business combination.
Legal Proceedings
As disclosed in ACE’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, on January 7, 2021, ACE entered into an Agreement and Plan of Merger with Achronix Semiconductor Corp., a Delaware corporation (“Achronix”), and Merger Sub. In May 2021, the SEC informed ACE that it was investigating certain disclosures made in ACE’s Registration Statement on Form S-4 initially filed with the SEC on February 10, 2021 (as amended from time to time, the “Achronix Form S-4”). On July 11, 2021, ACE and Achronix terminated their Agreement and Plan of Merger in a mutual decision not to pursue their business combination. On July 13, 2021, ACE withdrew the Achronix Form S-4. On October 27, 2021, ACE received a letter from the SEC in connection with its investigation with the following response: “We have concluded the investigation as to ACE Convergence Acquisition Corp. (“ACE”). Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against ACE.”
Periodic Reporting and Audited Financial Statements
ACE has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, ACE’s annual reports contain financial statements audited and reported on by ACE’s independent registered public accounting firm. ACE has most recently filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 on May 13, 2022.

ACE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to the “we,” “us,” “our”, the “Company” or “ACE” refer to ACE prior to the consummation of the Business Combination. The following discussion and analysis of ACE’s financial condition and results of operations should be read in conjunction with ACE’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus.
Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. ACE’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on March 31, 2020, as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the sale of the private placement warrants, our shares, debt or a combination of cash, equity and debt.
We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.
Business Combination Developments
On May 24, 2021, in our Form 10-Q for the quarter ended March 31, 2021, we disclosed that the SEC informed the Company that it was investigating certain disclosures made in the Form S-4 relating to the Company’s proposed business combination with Achronix Semiconductor Corporation (“Achronix”).
On July 11, 2021, we and Achronix entered into a termination and release agreement, pursuant to which the parties agreed to mutually terminate the merger agreement relating to the proposed business combination.
On October 27, 2021, the Company received a letter from the SEC in connection with its investigation with the following response: “We have concluded the investigation as to ACE Convergence Acquisition Corp. (“ACE”). Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against ACE.”
On October 13, 2021, we entered into the Merger Agreement with Tempo and Merger Sub. Pursuant to the Business Combination, and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into Tempo, with Tempo surviving the merger as a wholly owned subsidiary of the Company. Prior to the closing of the Business Combination, the Company shall domesticate as a Delaware corporation and shall be renamed “Tempo Automation Holdings, Inc.”
In connection with the execution of the Merger Agreement, ACE entered into (i) the Original PIPE Common Stock Subscription Agreements with the PIPE Investors pursuant to which certain PIPE Investors agreed to purchase 8.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment amount of $82.0 million, and (ii) the Affiliate Subscription Agreement.
In January 2022, the Affiliate Subscription Agreement was terminated in its entirety in accordance with its terms, and ACE and Tempo entered into a subscription agreement with OCM and Tor Asia, pursuant to which Tor Asia and OCM agreed to purchase $200.0 million of ACE’s 15.5% convertible senior notes, which subscription agreement was terminated in its entirety in July 2022. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination.

Prior to the closing of the Business Combination, the Company intends to enter into PIPE Note Subscription Agreements with the Note Investors for the purchase of up to $205.0 million of 15.5% Notes, at an expected discount of 1.0%, from the Company in connection with the closing of the Business Combination for additional aggregate gross proceeds of up to $203.0 million. The 15.5% Notes are expected to include detachable warrants (the “Detachable Warrants”) to purchase shares of New Tempo common stock pursuant to a warrant agreement to be entered into at the closing of the Note Investment by ACE and the Note Investors. Additionally, on the Closing Date, New Tempo intends to issue to the Note Investors an aggregate commitment fee in the form of newly issued shares of New Tempo common stock in an amount equal to 2.0% of the fully diluted outstanding common stock of New Tempo as of such date. The Company has received indications of interest from certain investors for the purchase of approximately $150.0 million of 15.5% Notes. The Company cannot provide assurance that it will be able to enter into the PIPE Note Subscription Agreements on favorable terms or at all.
On March 16, 2022, ACE entered into Amended and Restated Subscription Agreements, which amended and restated the Original PIPE Common Stock Subscription Agreements in their entirety, pursuant to which the PIPE Investors agreed to purchase 10.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment of $102.0 million. In addition, pursuant to the Amended and Restated Subscription Agreements, the Company agreed to issue additional shares of New Tempo common stock to each PIPE investor in the event that the volume weighted average price per share of New Tempo common stock (the “Measurement Period VWAP”) during the 30 days commencing on the date on which a registration statement registering the resale of the shares of New Tempo common stock acquired by the PIPE Investors (the “PIPE Resale Registration Statement”) is declared effective is less than $10.00 per share. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement (the “Measurement Date”) multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Measurement Period VWAP and (B) the denominator of which is the Measurement Period VWAP. In the event that the Measurement Period VWAP is less than $6.50 (the “Price Floor Value”), the Measurement Period VWAP shall be deemed to be the Price Floor Value.
On July 6, 2022, ACE entered into Second Amended and Restated Subscription Agreements (the “Second A&R Subscription Agreements”) with certain investors, which amended and restated the Amended and Restated Subscription Agreements in their entirety.
Prior to the Closing, ACE intends to enter into Third A&R PIPE Subscription Agreements with each of the PIPE Investors, which will amend and restate the applicable Second Amended and Restated Subscription Agreements in their entirety. Pursuant to the Third A&R PIPE Subscription Agreements, ACE will agree to issue additional shares of New Tempo common stock to each PIPE Investor in the event that the volume weighted average price per share of New Tempo common stock (the “Measurement Period VWAP”) during the 30 days commencing on the date on which a registration statement registering the resale of the shares of New Tempo common stock acquired by such PIPE Investors (the “PIPE Resale Registration Statement”) is declared effective is less than $10.00 per share. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement (the “Measurement Date”) multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined below) and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $4.00 (the “Price Floor Value”), the Adjustment Period VWAP shall be deemed to be the Price Floor Value.
ACE will also agree to issue up to 500,000 additional shares of New Tempo common stock to each such PIPE Investor in the event that the Additional Period VWAP (as defined below) is less than the Adjustment Period VWAP. In such case, each such PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the lesser of (1) such PIPE Investor’s pro rata portion of 500,000 additional shares of New Tempo common stock, and (2) (i) (A) (x) the number of shares issued to such PIPE Investor pursuant to such subscription agreement and held by such PIPE Investor on the last day of the

30 calendar day period ending on the date that is 15 months following the closing of the subscriptions (such 30 calendar day period, the “Additional Period”), times (y) the Adjustment Period VWAP, minus the average of the volume weighted average price of a share of New Tempo common stock determined for each of the trading days during the Additional Period (the “Additional Period VWAP”), minus (B) the number of PIPE Incentive Shares, times the Additional Period VWAP, divided by (ii) the Additional Period VWAP. Additionally, ACE will agree to issue up to 2,000,000 additional shares (the “PIPE Incentive Shares”) to such PIPE Investors on a pro rata basis with respect to each PIPE Investor’s subscription amount as an incentive to subscribe for and purchase the shares under the Third A&R PIPE Subscription Agreements.
The proceeds of the PIPE Investment, together with the amounts remaining in ACE’s trust account as of immediately following the effective time of the Tempo Business Combination, will be retained by Domesticated ACE following the Closing.
One of the PIPE Investors’ Third A&R PIPE Subscription Agreement will provide that, if such PIPE Investor is an Eligible Investor (defined as any subscriber in the offering who is not a beneficial or record owner of ACE’s equity or an affiliate of ACE prior to the Initial Closing (as defined therein)), if, after the date of the Third A&R PIPE Subscription Agreements, such PIPE Investor acquires ownership of Class A Ordinary Shares of ACE in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such shares in connection with the Redemption) at least five business days prior to ACE’s extraordinary general meeting to approve the Business Combination, and such PIPE Investor does not redeem or convert such shares in connection with the Redemption (including revoking any prior redemption or conversion elections made with respect to such shares), the number of shares such PIPE Investor (only if an Eligible Investor) will be obligated to purchase under its Third A&R PIPE Subscription Agreement shall be reduced by the number of PIPE Non-Redeemed Shares.
On October 13, 2021, the Backstop Investor entered into the Backstop Subscription Agreement with ACE, pursuant to, and on the terms and subject to the conditions on which, the Backstop Investor committed to purchase, following the Domestication and prior to or substantially concurrently with the Closing, up to 2,500,000 shares of Domesticated ACE common stock, in a private placement for a purchase price of $10.00 per share and an aggregate purchase price of up to $25,000,000, to backstop certain redemptions by ACE shareholders. On March 16, 2022, ACE and the Backstop Investor terminated the Backstop Subscription Agreement in connection with the execution of the Cantor Purchase Agreement.
On October 13, 2021, ACE entered into the Sponsor Support Agreement, by and among ACE, the Sponsor, certain of ACE’s directors and officers and Tempo, pursuant to which the Sponsor and each director and officer of ACE agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.
On July 6, 2022, the parties to the Sponsor Support Agreement entered into an amendment to the Sponsor Support Agreement (the “First SSA Amendment”), pursuant to which certain Sponsors (as defined in the Sponsor Support Agreement, and each, an “Earnout Sponsor”) agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,595,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 2,000,000 shares of Domesticated ACE common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and (ii) immediately prior to the closing of a strategic transaction), the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of Domesticated ACE common stock generally.
On August 12, 2022, the parties to the Sponsor Support Agreement entered into the Second SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,095,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 500,000 shares of Domesticated ACE common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of Domesticated ACE common stock generally.
On October 13, 2021, ACE entered into the Tempo Holders Support Agreement, by and among ACE, Tempo and the Tempo Stockholders. Pursuant to the Tempo Holders Support Agreement, the Tempo Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Tempo Holders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Merger, the Merger Agreement or the Tempo Holders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
On March 16, 2022, ACE entered into the Cantor Purchase Agreement. Pursuant to the Cantor Purchase Agreement, Domesticated ACE will have the right from time to time at its option following the Closing to sell to CFPI up to $100.0 million of Domesticated ACE common stock, subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. Sales of Domesticated ACE common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by Domesticated ACE from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Domesticated ACE common stock and determinations by Domesticated ACE regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of Domesticated ACE common stock are sold to CFPI. Domesticated ACE expects to use the proceeds from any sales under the Cantor Purchase Agreement for the payment of certain transaction expenses relating to the Business Combination and working capital and general corporate purposes. Following the Closing, and upon the initial satisfaction of the conditions to CFPI’s obligation to purchase shares of Domesticated ACE common stock set forth in the Cantor Purchase Agreement, including that a registration statement registering the resale of such shares of Domesticated ACE common stock under the Securities Act is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, Domesticated ACE will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after the Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of Domesticated ACE as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of Domesticated ACE common stock that the Company elects to sell pursuant to the Cantor Purchase Agreement will be 97% of the volume weighted average price of the shares of Domesticated ACE common stock during the applicable purchase date on which written notice has been timely delivered to CFPI directing it to purchase shares of Domesticated ACE common stock under the Cantor Purchase Agreement. In connection with the execution of the Cantor Purchase Agreement, ACE agreed to issue shares of Domesticated ACE common stock to CFPI as consideration for its irrevocable commitment to purchase the shares of Domesticated ACE common stock upon the terms and subject to the satisfaction of the conditions set forth in the Cantor Purchase Agreement. In connection with ACE’s entry into the Cantor Purchase Agreement, ACE and CFPI entered into the Cantor Registration Rights Agreement, pursuant to which Domesticated ACE has agreed to register for resale, pursuant to Rule 415 under the Securities Act, the shares of Domesticated ACE common stock that are sold to CFPI under the facility, including the shares of Domesticated ACE common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of Domesticated ACE common stock, from time to time.
On March 16, 2022, ACE entered into the ACE Securities Purchase Agreement, pursuant to which ACE SO3 agreed to purchase an unsecured subordinated convertible note due 39 months from its date of issuance in the principal amount of $20,000,000 from the Company in connection with the closing of the Business Combination. On July 1, 2022, ACE and ACE SO3 terminated the ACE Securities Purchase Agreement.
Prior to the closing of the Business Combination, ACE and Tempo intend to enter into the Lender PIPE Common Stock Subscription Agreements with certain affiliates of the lenders under the Loan and Security Agreement, pursuant to which ACE will agree to sell, and such affiliates of the lenders under the Loan and Security Agreement will agree to purchase, shares of New Tempo common stock at $10.00 per share, in each case to be issued and sold to such parties in connection with the closing of the Business Combination using the outstanding debt balance under the Loan and Security at such time in exchange for the termination of the Loan and Security Agreement and the cancellation of all outstanding borrowings thereunder. In connection therewith, and to induce the affiliates of the lenders under the Loan and Security Agreement to enter into the Lender PIPE Common Stock Subscription Agreement, Tempo intends to issue the Lender Warrants to such affiliates of the lenders under the Loan and Security Agreement. The Lender Warrants are expected to automatically convert into shares of New Tempo common stock upon the closing of the Business Combination.
The Merger Agreement contemplates that, at the Closing, ACE will enter into lock-up agreements with (i) the Sponsor and (ii) and certain former stockholders of Tempo and Compass AC, in each case, restricting the transfer of Domesticated ACE Common Stock from and after the Closing. The restrictions under the lock-up agreements begin at the Closing and end on, among other things, in the case of the Sponsor and certain former stockholders of Tempo, the date that is 365 days after the Closing, and in the case of certain former stockholders of Compass AC, the date that is 180 days after the Closing, or (in each case) upon the stock price of Domesticated ACE reaching $12.00 (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing date.
On July 1, 2022, ACE, Tempo and ACE Equity Partners International Pte. Ltd. (“AEPI”) entered into an Unsecured Subordinated Convertible Note (the “Bridge Note”) due September 30, 2022, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5,000,000, $2,500,000 of which was advanced to Tempo prior to the date of the Bridge Note.
Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time (the “Bridge Note Drawn Amount”) will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share (such shares, the “Bridge Note Conversion Shares”), and the Bridge Note shall be deemed to have been paid in full.
The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note may not be prepaid without AEPI’s written consent and prior to payment of all amounts owed under any Fee Deferral Agreements (as defined in the Bridge Note). The Bridge Note is subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Bridge Note) and all amounts owed under any Fee Deferral Agreements.
In connection with the entry into the Bridge Note, on July 1, 2022, AEPI and ACE entered into a Subscription Agreement (the “Bridge Subscription Agreement”), pursuant to which AEPI agreed, at the closing of the Business Combination, to subscribe for up to 500,000 shares of New Tempo common stock at a purchase price of $10.00 per share. The number of shares AEPI has committed to purchase will be automatically reduced in an amount equal to (a) the difference between $5,000,000 and the Bridge Note Drawn Amount, divided by (b) $10.00, rounded up to the nearest whole share.

Pursuant to the Bridge Subscription Agreement, ACE agreed to issue additional shares of New Tempo common stock to AEPI in the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $10.00 per share. In such case, AEPI will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to AEPI at the closing of the subscription and held by AEPI on the Measurement Date (as defined in the Bridge Subscription Agreement), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) and (B) the denominator of which is the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement). In the event that the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) is less than $4.00, the Adjustment Period VWAP (as defined in the Bridge Subscription Agreement) shall be deemed to be $4.00.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Bridge Subscription Agreement is conditioned upon, among other things, (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Bridge Subscription Agreement and (ii) satisfaction or waiver of all conditions precedent to the closing of the Business Combination. The closing under the Bridge Subscription Agreement will occur substantially concurrently with the closing of the Business Combination. The Bridge Subscription Agreement also provides that New Tempo shall, within 30 business days after the consummation of the Business Combination, file a registration statement to register the resale of the shares issued pursuant to the Bridge Subscription Agreement and any Bridge Note Conversion Shares. AEPI also agreed to waive any claims that it has or may have in the future, as a result of, or arising out of, the Bridge Subscription Agreement, with respect to the trust account. The Bridge Subscription Agreement will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of ACE and AEPI, (iii) if the conditions to the Initial Closing (as defined in the Bridge Subscription Agreement) set forth in Section 3 thereof are not satisfied or are not capable of being satisfied prior to the Initial Closing (as defined in the Bridge Subscription Agreement) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Initial Closing (as defined in the Bridge Subscription Agreement), and (iv) the Agreement End Date (as defined in the Merger Agreement and as it may be extended as described therein).
On August 12, 2022, ACE, ACE Merger Sub and Tempo entered into that certain Amended and Restated Agreement and Plan of Merger, pursuant to which the parties agreed, among other things, to (i) reduce the Base Purchase Price from $488,375,000 to $235,000,000, (ii) reduce the number of Tempo Earnout Shares from 10,000,000 to 7,000,000, which will vest in two equal tranches of 3,500,000 shares based on New Tempo reaching $5.0 million in EBITDA and $15.0 million in revenue in any quarter during the five-year period following the Closing Date, (iii) remove terms relating to the Tempo Add-On Acquisitions, (iv) reduced the Minimum Cash Condition from $320.0 million to $10.0 million and (v) (vi) to extend the Agreement End Date to December 13, 2022. As a result of the Amendment, all outstanding shares of Tempo common stock (after giving effect to the Tempo Preferred Conversion) as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of Tempo Options as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo Options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 23,500,000 shares of New Tempo common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00, including, as applicable, a number of Tempo Earnout Shares.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception to March 31, 2022, were organizational activities, those necessary to prepare for our initial public offering (the “Initial Public Offering”), described below, and, after the Initial Public Offering, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the trust account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.
For the three months ended March 31, 2022, we had a net loss of $1,058,490, which consists of operating costs of $1,138,897, offset by the change in fair value of warrant liability of $72,693 and interest earned on investment held in the trust account of $7,714.
For the three months ended March 31, 2021, we had a net loss of $11,524,429, which consists of the change in fair value of warrant liability of $10,311,560 and operating costs of $1,252,982, offset by interest earned on investment held in the trust account of $40,113.
Liquidity and Capital Resources
Until the consummation of the Initial Public Offering, the Company’s only source of liquidity was an initial purchase of Class B ordinary shares by our Sponsor and loans from our Sponsor.
On July 30, 2020, we consummated the Initial Public Offering of 23,000,000 units (“Units”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of an aggregate of 6,600,000 private placement warrants (“Private Placement Warrants”) to our Sponsor at a price of $1.00 per warrant, generating gross proceeds of $6,600,000.
Following the Initial Public Offering, the exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $230,000,000 was placed in the trust account. We incurred $13,273,096 in transaction costs, including $4,600,000 of underwriting fees, $8,050,000 of deferred underwriting fees and $623,096 of other offering costs in connection with the Initial Public Offering and the sale of the Private Placement Warrants.
For the three months ended March 31, 2022, net cash used in operating activities was $646,666. Net income of $1,058,490 was offset by change in the fair value of the warrant liability of $72,693 and interest earned on investments of $7,714. Changes in operating assets and liabilities provided $492,231 of cash from operating activities.
For the three months ended March 31, 2021, net cash used in operating activities was $764,933. Net loss of $11,524,429 was affected by interest income on investment held in the trust account of $40,114 and change in fair value of warrant liability of $10,311,560. Changes in operating assets and liabilities provided $488,050 of cash from operating activities.
As of March 31, 2022, we had cash and marketable securities of $82,578,288, held in the trust account. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less taxes payable (if applicable) and deferred underwriting commissions) to complete our business combination. To the extent that our shares or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the post-business combination entity, make other acquisitions and pursue our growth strategies.
As of March 31, 2022, we had no cash held outside of the trust account. We intend to use funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, properties or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.
On August 12, 2020, we entered into the Working Capital Facility with ASIA-IO in the net amount of $900,000. The funds from the Working Capital Facility shall be utilized to finance transaction costs in connection with a business combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a business combination. In return, we deposited $900,000 into an account held by ASIA-IO, from which we may make fund withdrawals for up to $1,500,000. Any outstanding amounts deposited with ASIA-IO upon the completion of a business combination or dissolution of the Company, shall be returned to us. As of March 31, 2022 and December 31, 2021, the Company had $829,294 and $527,756 borrowings under the Working Capital Facility, respectively.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Private Placement Warrants, at a price of $1.00 per warrant at the option of the lender. As of March 31, 2022, and December 31, 2021, the Company had $739,980 and $0 borrowings under the Working Capital Loans, respectively. Management has determined the fair value of the note is more accurately recorded at par since the conversion price is almost 150% higher than the value of the warrants. No arm’s-length transaction by a note holder would result in a conversion with this fact pattern, thus it is a more accurate depiction with recording at par. As such no fair value change was booked to the statement of operations.
Going Concern
As of March 31, 2022, the Company had no cash its operating bank accounts, $82,297,901 in marketable securities held in the trust account to be used for a business combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $8,297,901.
The Company intends to complete a business combination by October 13, 2022 (the period by which such date may be extended pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association, an “Extension Period”), or during any Extension Period, as applicable. However, in the absence of a completed business combination, the Company will require additional capital. The Company as of March 31, 2022, has no cash held outside of trust and will require further capital contribution from the Sponsor, management, or related parties. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a business combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through one year from the date of these financial statements if a business combination is not consummated. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
We have until October 13, 2022, or any Extension Period, as applicable, to consummate a business combination. It is uncertain that we will be able to consummate a business combination by this time. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after October 13, 2022.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.

We entered into an agreement to pay our Sponsor a monthly fee of $10,000 for office space, administrative and support services. We began incurring these fees on July 2020 and will continue to incur these fees on a monthly basis until the earlier of the completion of a business combination and the Company’s liquidation.
We have an agreement to pay the underwriters a deferred fee of $8,050,000, which will become payable to them from the amounts held in the trust account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.
Critical Accounting Policies
The preparation of condensed consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Warrant Liability
We account for the warrants in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The Private Placement Warrants (and the public warrants for periods where no observable traded price was available) are valued using a Modified Black Scholes Model. For periods subsequent to the detachment of the public warrants from the Units, the public warrant quoted market price was used as the fair value as of each relevant date.
Ordinary shares subject to possible redemption
We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of our condensed consolidated balance sheets.
Net income (loss) per ordinary share
Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. We apply the two-class method in calculating earnings per share. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our unaudited condensed consolidated interim financial statements.
Quantitative and Qualitative Disclosures About Market Risk
Not applicable for smaller reporting companies.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2022. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due to the material weakness in our internal control over financial reporting related to the Company’s accounting for complex financial instruments. As a result, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that ACE’s financial statements included in this proxy statement/prospectus present fairly in all material respects our financial position, results of operations and cash flows for the period presented.
Management has identified a material weakness in internal controls related to the accounting for complex financial instruments. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to continue to enhance our system of evaluating and implementing the accounting standards that apply to our condensed consolidated financial statements, including through enhanced analyses by our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.
Management has implemented remediation steps to improve our internal control over financial reporting. Specifically, we expanded and improved our review process for complex financial instruments and related accounting standards. We plan to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INFORMATION ABOUT TEMPO
Unless the context otherwise requires, references in this “Information About Tempo” to “we”, “us” and “our” are intended to mean the business and operations of Tempo and its consolidated subsidiaries.
Company Overview
Tempo is a leading software-accelerated electronics manufacturer that aims to transform the product development process for the world’s innovators. We believe that our proprietary software platform, with artificial intelligence (“AI”) that learns from every order, redefines the customer journey and accelerates time-to-market. Our profit, growth, and strong margins are unlocked by a differentiated customer experience and software-enabled efficiencies. We anticipate that our growth and data accrual will be accelerated via tech-enabled M&A in our highly fragmented industry.
Founded in 2013, Tempo is headquartered in San Francisco, California and serves more than 100 customers out of one manufacturing facility.
We work with companies across industries, including space, semiconductor, aviation and defense, medical device, as well as industrials and e-commerce. Our customers include hardware engineers, engineering program managers, and procurement and supply chain personnel from businesses of a variety of sizes, ranging from Fortune 500 companies to start-ups. The electronics within their products are most often manufactured as Printed Circuit Board Assemblies (“PCBAs”). The PCBA manufacturing process typically takes two inputs: 1) semiconductor components, and 2) a Printed Circuit Board (“PCB”), which consists of pads that receive the components and traces that connect them. The assembly process typically consists of attaching the semiconductor components to the PCB using a paste (solder paste), then curing the paste in an oven such that a strong electrical and mechanical bond is formed. Given the varied requirements of different contexts, customers typically will design different, custom PCBAs for each of their products.
During the initial phases of product development, up until a product is deemed production worthy (or, in the case where production quantities are less than 1,000, through production), customers demand quick turnaround times and the highest quality from their vendors to ensure they are not slowed down in their ramp to release new products. Based on IPC’s 2012-2013, 2018, and 2019 Annual Reports and Forecasts for the North American EMS Industry, the estimated size of this electronics prototyping and on-demand production market in the United States is approximately $290 billion. Yet, most of these electronics have historically been produced by small manufacturers who have been largely ignored by software and AI and therefore struggle to consistently satisfy customer demands manually.
Tempo has developed a technology-enabled manufacturing platform to streamline this electronic product realization process, thereby helping our customers bring new products to market faster. We believe that our platform offers customer benefits that are highly desired by the market and not available from alternative solutions through our:
•
Front-end customer portal, which provides frictionless quoting, ordering, and complex data ingestion via a secure cloud-based interface. Our front-end customer portal offers analysis, interpretation, and visual rendering of engineering, design, and supply chain data with minimal human involvement, which ultimately allows hardware engineers to reach a manufacturable design quickly and efficiently.

•
Back-end manufacturing software, which is a continuous, bi-directional digital thread that connects our customers to our smart factories, weaving together manufacturing processes and design data. In it, our data-experienced AI flags and prevents potential production issues. It is extendable and manageable across multiple sites and locations.

•
Connected network of smart factories, which deliver turnkey printed circuit board fabrication and assembly. Data from every build fuels the Tempo AI, increasing efficiencies and streamlining processes.

Tempo’s software platform helps companies iterate faster. In the status quo, each of quoting, manufacturability review, procurement, setup, and manufacturing are manual processes. We estimate that, on average, these production process steps collectively take approximately 20 days when executed manually. By contrast, with Tempo’s automated approach, these processes could be completed in approximately five days.
Industry Background and Competition
We focus on the approximately $290B US electronics prototype and on-demand manufacturing industry
Whether a product launch consists of fewer than 1,000 units per month (what we call on-demand production; examples include satellites and hospital operating room capital equipment) or more than one thousand units per month (what we call volume production; examples include the printed circuit boards within electric cars and laptop computers), the product development process is the same. In its February 2010 report, “Why Printed Circuit Board Design Matters to the Executive,” Aberdeen Group, LLC (the “Aberdeen Group”) estimated that the average electronics product goes through 14 iterations before it gets to market. Each iteration typically requires a small number of PCBAs to be produced, i.e. 10-100 units, and that number often grows for later iterations. Eventually, the product is declared manufacturing-ready, and transitions to a production phase.
Based on the IPC’s 2012-2013, 2018, and 2019 Annual Reports and Forecasts for the North American EMS Industry, each year, companies spend an estimated $2.0 trillion on electronics manufacturing. Outside of the United States, prototype and on-demand production is estimated at $375 billion, while volume production is estimated at $1.3 trillion. The United States has the opposite mix: while only $60 billion is spent on volume production, there is approximately $290 billion spent on prototype and on-demand production, which is Tempo’s primary market.
The electronics prototype and on-demand production market has different dynamics than that of the volume production market. While volume production often has one design iteration parked on a production line for several months, a prototype and on-demand production line may see 14 iterations of a design in that same period of time. There are often more than three iterations, including those of different designs, on a production line at a given time. There are other unique attributes that typify manufacturing in a high mix/low volume factory, including the practice that semiconductor component inventory is typically procured just-in-time and anywhere from two to upwards of 10 change orders are typical for a given design iteration, both of which amplify the need for quick procurement and logistics. While volume production is usually focused on minimizing cost, prototype and on-demand production are typically focused on minimizing time to market.

Many high-growth verticals require high-quality, increasingly complex electronics. According to the July 2020 report, “Space: Investing in the Final Frontier,” published by Morgan Stanley & Co. LLC, the space industry is set to grow from $350 billion to over $1.0 trillion by 2040. According to “McKinsey on Semiconductors,” published by McKinsey & Company, LLC in 2019, the semiconductor industry is expected to reach $362 billion by 2025, reflecting a compound annual growth rate of 7.2% from 2020 through 2025. The aviation and defense industry is expected to reach $850 billion by 2026 based on a compound annual growth rate of 9% from 2019 through 2026 according to the February 2021 research report, “Aircraft Manufacturing Market By Type (Gliders, Helicopters, Ultra-Light Aircraft, Passenger Aircraft, Unmanned Aerial Vehicle & Drones, and Airships), and By Application (Military & Defense, Civil, Commercial and Others): Global Industry Outlook, Market Size, Business Intelligence, Consumer Preferences, Statistical Surveys, Comprehensive Analysis, Historical Developments, Current Trends, and Forecasts, 2020–2026,” published by Facts & Factors Research. The medical device industry is expected to reach $600 billion by 2023 based on an anticipated compound annual growth rate of 6.1% from 2021 through 2023 according to the September 2021 research report, “Medical Devices Global Market Opportunities And Strategies To 2030: COVID-19 Impact and Recovery,” published by The Business Research Company. Additionally, according to the December 2020 study, “Industrial IoT (IIoT) Market by Component, Application (Robotics, Maintenance, Monitoring, Resource Optimization, Supply Chain, Management), Industry (Aerospace, Automotive, Energy, Healthcare, Manufacturing, Retail), and Region - Global Forecast to 2027” published by Meticulous Market Research Pvt. Ltd., the industrial and ecommerce industry is expected to reach $260 billion by 2027, reflecting a compound annual growth rate of 16.7% from 2020 through 2027.
The outsourced industry is currently underserved by a highly fragmented, low-tech market
The outsourced electronics manufacturing market in the United States is currently served primarily by small businesses that are often owner-operated. Based on IPC’s 2019 Annual Report and Forecast for the North American EMS Industry, approximately 1,100, or 77%, of those companies have annual gross revenues of less than $50 million, 7% have annual gross revenues between $50 million and $500 million, and the remaining 16%, many of which are volume manufacturers who often refer out prototype and on-demand production business, have annual gross revenues of $500 million or more.
Tempo primarily competes, and New Tempo is expected to compete, against the 77% of companies in the initial group with annual gross revenues of less than $50 million. Tempo believes that these companies typically have an aging, expert workforce that is retiring, along with their manufacturing knowledge. Based on IPC’s October 2021 report, “The Current Sentiment of the Global Electronics Manufacturing Supply Chain,” approximately 80% of electronics manufacturing companies are finding it “somewhat” or “extremely” difficult to hire highly qualified workers.
The highly manual status quo slows the product development process. CAD and design files are sent through various methods, reviewed by humans, and produced labor-intensively. The disconnected processes are technologically underserved. The result is a process that is slow, arduous, opaque, unreliable, and of unpredictable quality.
Our Solutions and Technology
Software-accelerated electronics manufacturing: a digital thread from design to delivery
Tempo, by contrast, weaves a digital thread, from first touch to delivery. Patents underpin the algorithms that analyze the design, determine component availability, deliver a quote, and set up the manufacturing line.
Tempo’s process begins with customers uploading design files to our customer portal. Our platform proceeds to capture and preserve the engineer’s design intent, provide a rapid quote, and accept their order with minimal human interaction.

Our platform also underpins the logistics required to execute electronics manufacturing. It automatically confirms the manufacturability of the design, orders components via integrated interfaces with pre-qualified raw material vendors, and programs the factory for assembly.
The platform then streamlines electronics assembly. It automatically monitors manufacturing execution data for the sake of driving higher yields, confirms product quality, and tracks orders to ensure that they are on-time.

Tempo’s automated platform connects processes across disciplines, bridges gaps, and eliminates regrettable processing errors, setting Tempo apart from the manual processes typical of electronics manufacturing’s status quo.
The Tempo Visualizer
The Tempo Visualizer (the ‘‘Visualizer”) provides our customers with the analog of a print preview and spellcheck capability for electronics design. When a customer uploads their design data, the Visualizer creates a realistic, rendered image of what we intend to produce. We then overlay data from the digital thread onto this view. Through the Visualizer, we can surface which of the customer’s semiconductor components are difficult to stock and provide alternatives. Additionally, we can highlight details of manufacturing issues that came up and were resolved during production — not only for this iteration of the customer’s design, but for previous iterations as well.
Software-driven manufacturing and manufacturing-driven software
With our automated platform as a starting point, we are creating a self-driving factory, a factory run by the expertise of personnel, augmented by AI. The Tempo platform is central to driving a virtuous data cycle. With each incremental customer order, we collect more information on a broader range of parts and designs, which deepens the experience in the system. All this data is fuel for machine learning, improving our models, and driving ever-improving results. That benefits not only our bottom line, but also delights our customers, resulting in increased orders. Backed by this data-led experience, the Tempo platform evolves with machine intelligence.

Since incremental orders in the customer journey are learned, the platform gets smarter by noticing key differences as orders are placed. This means follow-on revisions go faster and have higher quality. Because the platform has been central in highlighting issues early in the process and noting their resolution, it begins to formulate solutions and offer suggestions proactively, helping the customer avoid problems entirely.
Given that all of the processes and data are run through a distributed cloud-based computing system, the experience, knowledge and skills from our factory based in San Francisco are fully portable and applicable to other acquired facilities and any facilities to be acquired in the future. What’s learned in one factory is immediately shared with the rest. Factories running on the platform benefit from mutual, shared experience. By combining our acquisition strategy with our technology strategy, we get a difference in kind, not just a difference in scale. We have designed the Tempo platform to not just inform our factory, but to be scalable to transform our industry.
Our Competitive Strengths
We believe that we have a number of competitive strengths that will enable our market leadership to grow. Our competitive strengths include:
•
Tech-enabled customer experience.  We believe that manual power is unable to compete with an automated platform that connects processes across disciplines, bridges gaps, and minimizes regrettable processing errors. We also believe that the speed, quality, and seamlessness that we deliver to our customers through our platform sets us apart from our competitors.

•
Large and growing scale of data.  With each successive customer order, we collect more information on a broader range of parts and designs, which deepens the experience in the system. All this data is fuel for machine learning, improving our models, and driving ever-improving results. We expect to increase the rate of our data accumulation through our M&A strategy.

•
Foundational patents.  Our patents cover key elements of digitizing the electronics manufacturing process from end-to-end.

•
Visionary and experienced management team.  Our management team has a track record of building strong technology businesses and successfully executing M&A strategies. We believe they are well-positioned to lead the company in the journey ahead.

Our Growth Strategies
New Tempo’s growth strategy has two elements:

•
Enhance our automated, intelligent process to benefit the customer experience.  As we take more orders, we accumulate more data. More data helps us deliver a better customer experience, which, in turn, drives more orders — a virtuous cycle. Further, additional orders yield additional gross profit, which we can use to accelerate our R&D investment in our software platform.

•
Make disciplined inorganic investments.  The $290 billion fragmented landscape is a target-rich environment for tech-enabled M&A, with an estimated 34 M&A transactions completed in the North American electronics manufacturing services (which we refer to as PCBA) and PCB sectors in 2021 according to GP Ventures, Ltd as of January 2022. To execute this strategy, we plan to leverage our leadership team’s decades of acquisition and integration experience. We expect that our software platform will confer top-line and bottom-line benefits to the targets we acquire. In addition, we expect that future acquisitions will provide further fuel, in the form of data, for enhancing our platform.

Our Customers
New Tempo will serve more than 100 customers across the space, semiconductor, aviation and defense, medical device, and industrial and ecommerce industries. New Tempo’s customers will include six of the top ten space companies, two of the top ten semiconductor companies, six of the top ten aviation and defense companies, seven of the top ten medical device companies, and four of the top ten industrial and ecommerce companies by market capitalization. We have one customer that accounted for more than 10% of our 2021 revenue, which provided 46% of our revenues during that year.
Intellectual Property
Our ability to drive innovation in our business depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and through non-disclosure agreements with our vendors and business partners. Unpatented research, development, know-how and engineering skills make an important contribution to our business, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.
As of March 31, 2022, we own two issued United States patents. Tempo’s patents and patent applications are directed to, among other things, the digitization of the electronics manufacturing process. In addition, we have four issued United States trademarks and three issued international trademarks.
Employees
As of March 31, 2022, we had 178 employees located in the United States. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good relations with our employees.
Facilities
As of March 31, 2022, we lease our principal executive office in San Francisco, California. This leased facility consists of approximately 50,000 square feet under a lease that expires in 2023. This facility accommodates our product development and engineering teams, as well as our operations, sales, marketing, finance, administrative, and manufacturing functions.
Government Regulation
Our business activities are subject to various laws, rules, and regulations of the United States. Compliance with these laws, rules, and regulations has not had a material effect upon our capital expenditures, results of operations, or competitive position, and we do not currently anticipate material capital expenditures for environmental control facilities. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to international operations, export controls, business acquisitions, consumer and data protection, employee health and safety, and taxes, could have a material impact on our business in subsequent periods. Please see “Risk Factors” for a discussion of these potential impacts.
Legal Proceedings
We are and, from time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any other legal proceedings that, in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.

TEMPO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of Tempo should be read together with Tempo’s audited annual financials, together with related notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section of this proxy statement/prospectus entitled “Information About Tempo” and the unaudited pro forma condensed combined financial information as of and for the three months ended March 31, 2022 and for the year ended December 31, 2021 (in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”). The following discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors - Risks relating to Tempo’s Business and Industry” or elsewhere in this proxy statement/prospectus.
Unless the context otherwise requires, references in this “Tempo Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us” and “our” are intended to mean the business and operations of Tempo.
Company Overview
Tempo is a leading software-accelerated electronics manufacturer that aims to transform the product development process for the world’s innovators. We believe that our proprietary software platform, with artificial intelligence (“AI”) that learns from every order, redefines the customer journey and accelerates time-to-market. Our profit, growth, and strong margins are unlocked by a differentiated customer experience and software-enabled efficiencies. We anticipate that our growth and data accrual will be accelerated via tech-enabled M&A in our highly fragmented industry.
Headquartered in San Francisco, California and founded in 2013, Tempo works with companies across industries, including space, semiconductor, aviation and defense, medical device, as well as industrials and e-commerce. Our customers include hardware engineers, engineering program managers, and procurement and supply chain personnel from businesses of a variety of sizes, ranging from Fortune 500 companies to start-ups. The electronics within their products are most often manufactured as Printed Circuit Board Assemblies (“PCBAs”). The PCBA manufacturing process typically takes two inputs: 1) semiconductor components, and 2) a Printed Circuit Board (“PCB”), which consists of pads that receive the components and traces that connect them. The assembly process typically consists of attaching the semiconductor components to the PCB using a paste (solder paste), then curing the paste in an oven such that a strong electrical and mechanical bond is formed. Given the varied requirements of different contexts, customers typically will design different, custom PCBAs for each of their products.
During the initial phases of product development, up until a product is deemed production worthy (or, in the case where production quantities are less than 1,000, through production), customers demand quick turnaround times and the highest quality from their vendors to ensure they are not slowed down in their ramp to release new products. Based on IPC’s 2012-2013, 2018, and 2019 Annual Reports and Forecasts for the North American EMS Industry, the estimated size of this electronics prototyping and on-demand production market in the United States is approximately $290.0 billion. Yet, most of these electronics have historically been produced by small manufacturers who have been largely ignored by software and AI and therefore struggle to consistently satisfy customer demands manually. Tempo has developed a technology-enabled manufacturing platform to streamline this electronic product realization process, thereby helping our customers bring new products to market faster. We believe that our platform offers customer benefits that are highly desired by the market and not available from alternative solutions through our:
•
Front-end customer portal, which provides frictionless quoting, ordering, and complex data ingestion via a secure cloud-based interface. Our front-end customer portal offers analysis, interpretation, and visual rendering of engineering, design, and supply chain data with minimal human involvement, which ultimately allows hardware engineers to reach a manufacturable design quickly and efficiently.

•
Back-end manufacturing software, which is a continuous, bi-directional digital thread that connects our customers to our smart factories, weaving together manufacturing processes and design data. In it, our data-experienced AI flags and prevents potential production issues. It is extendable and manageable across multiple sites and locations.
•
Connected network of smart factories, which deliver turnkey printed circuit board fabrication and assembly. Data from every build fuels the Tempo AI, increasing efficiencies and streamlining processes.

Tempo’s software platform helps companies iterate faster. In the status quo, each of quoting, manufacturability review, procurement, setup, and manufacturing are manual processes. We estimate that, on average, these production process steps collectively take approximately 20 days when executed manually. By contrast, with Tempo’s automated approach, these processes could be completed in approximately five days.
Growth Strategy and Outlook
Tempo’s growth strategy has two elements:
•
Enhance our automated, intelligent process to benefit the customer experience.   As we take more orders, we accumulate more data. More data helps us deliver a better customer experience, which, in turn, drives more orders — a virtuous cycle. Further, additional orders yield additional gross profit, which we can use to accelerate our R&D investment in our software platform.

•
Make disciplined inorganic investments.   The $290 billion fragmented landscape is a target- rich environment for tech-enabled M&A, with an estimated 34 M&A transactions completed in the North American electronics manufacturing services (which we refer to as PCBA) and PCB sectors in 2021 according to GP Ventures, Ltd as of January 2022. To execute this strategy, we plan to leverage our leadership team’s decades of acquisition and integration experience. We expect that our software platform will confer top-line and bottom-line benefits to the targets we acquire. In addition, we expect that future acquisitions will provide further fuel, in the form of data, for enhancing our platform.

The Business Combination
Tempo entered into the Merger Agreement with ACE and Merger Sub on August 12, 2022. Pursuant to the Merger Agreement, and assuming a favorable vote of ACE’s stockholders, Merger Sub, a wholly owned subsidiary of ACE, will be merged with and into Tempo. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and we shall continue as the surviving corporation of the Merger. Tempo will be the wholly owned subsidiary of ACE, and ACE will change its name to “Tempo Automation Holdings, Inc.” Tempo will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning that Tempo’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.
On July 1, 2022, ACE and Tempo entered into the First Amendment to the ACE Merger Agreement (the “Amendment”). As a result of the Amendment, all outstanding shares of Tempo common stock (after giving effect to the Company’s preferred conversion) as of immediately prior to the closing, and, together with shares of Tempo common stock reserved in respect of the Company’s options as of immediately prior to the closing will be converted into awards based on New Tempo common stock. These conversions are subject to terms and conditions mentioned in the Amendment.
The Merger is anticipated to be accounted for as a reverse recapitalization. Under this method of accounting, ACE will be treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated increase in cash (as compared to Tempo’s balance sheet at March 31, 2022). Approximately $342.8 million estimated post-transaction equity value based on current assumptions with up to $44.7 million in gross cash proceeds to Tempo consisting of $39.2 million from cash in trust by ACE, assuming no additional redemptions by shareholders of ACE and $5.5 million from other financing sources. See “Unaudited Pro Forma Condensed Combined Financial Information.”
As a consequence of the Merger, Tempo will become the successor to an SEC-registered and Nasdaq-listed company which will require Tempo to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Tempo expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.
Comparability of Financial Information
The following tables contain summary historical financial data of Tempo for the periods as indicated.
Tempo’s statement of operations for the years ended December 31, 2021 and 2020 are derived from the audited annual financial statements included elsewhere in this proxy statement. Tempo’s statement of operations for the period ended March 31, 2022 and 2021 are derived from the unaudited interim condensed financial statements included elsewhere in this proxy statement.
	Three Months Ended March 31,		Years Ended December 31,
(In thousands)	2022	2021	2021	2020
Statement of Operations Data:
Revenue	$3,897	$3,909	$17,361	$18,724
Cost of revenue:	3,652	2,676	14,578	14,098
Gross profit	245	1,233	2,783	4,626
Operating expenses
Research and development	3,329	1,973	9,904	6,690
Sales and marketing	3,219	1,568	9,817	7,892
General and administrative	4,303	2,374	16,376	8,613
Total operating expenses	10,851	5,915	36,097	23,195
Loss from operations	(10,606)	(4,682)	(33,314)	(18,569)
Other income (expense), net
Interest expense	(2,019)	(337)	(3,686)	(630)
Other financing cost	—	—	(8,955)	—
Gain on PPP loan forgiveness	—	—	2,500	—
Interest income	—	1	3	49
Loss on debt extinguishment	—	—	(319)	—
Other income (expense)	(4)	—	—	—
Change in fair value of warrants	128	(100)	(4,242)	47
Total other income (expense), net	(1,895)	(436)	(14,699)	(534)
Loss before income taxes	(12,501)	(5,118)	(48,013)	(19,103)
Income tax provision	—	—	—	1
Net loss	$(12,501)	$(5,118)	$(48,013)	$(19,104)
Key Financial Definitions/Components of Results of Operations
Revenue
Tempo generates revenue by manufacturing electronics in the form of Printed Circuit Board Assemblies (“PCBAs”). It produces prototype and on-demand production PCBAs for engineers with urgent, high complexity projects. Our contracts consist of a single performance obligation of completed PCBA and hence, the contract price per the purchase order is deemed to be reflective of the standalone selling price. Revenue is recognized over time using the cost input method. Over time recognition was applied as products represent assets with no alternative use and the contracts include an enforceable right to payment for work completed to date.

Our customer base consists primarily of leading innovators in space, semiconductor, aviation & defense, medical device, and industrial & e-commerce industries. We enter into a purchase order with each customer and ensure that the purchase orders are executed by all parties. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days of the date when the performance obligation is satisfied and include no general rights of return.
Operating Expenses
Cost of revenue
Cost of revenue primarily includes direct materials, direct labor, and manufacturing overhead incurred for revenue-producing units shipped. Cost of revenue also includes associated warranty costs, shipping and handling, and other miscellaneous costs.
Research and development expense
Research and development costs are expensed as incurred and consist primarily of personnel and related costs for product development activities. Research and development costs also include professional fees payable to third-parties, license and subscription fees for development tools, and manufacturing-related costs associated with product development. With the additional resources that come from the business combination, we expect to increase our investment in research and development.
Sales and marketing expense
Sales and marketing expenses consist of personnel and related expenses for our employees working in sales and marketing and business development departments including salaries, bonuses, payroll taxes, and stock-based compensation. Also included are non-personnel costs such as marketing activities, professional and other consulting fees. With the additional resources that come from the business combination, we expect to increase our investment in sales and marketing.
General and administrative expense
General and administrative expenses consist primarily of personnel and related expenses for our employees, in our finance and administrative teams including salaries, bonuses, payroll taxes, and stock-based compensation. It also consists of legal, consulting, and professional fees, rent expenses pertaining to our offices, business insurance costs and other costs. We also expect that after the merger, we will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations, and other costs associated with being a public company.
Impacts Related to the COVID-19 Pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a global pandemic and recommended containment and mitigation measures worldwide. In response, government authorities have issued an evolving set of mandates, including requirements to shelter-in-place, curtail business operations, restrict travel, and avoid physical interaction. These mandates and the continued spread of COVID-19 have disrupted normal business activities in many segments of the global economy, resulting in weakened economic conditions. More recently, government mandates have been lifted by certain public authorities and economic conditions have improved in certain sectors of the economy relative to early in the second quarter of 2020. Certain regions of the world have experienced increasing numbers of COVID-19 cases, however, and if this continues and if public authorities intensify efforts to contain the spread of COVID-19, normal business activity may be further disrupted and economic conditions could weaken.
Our ability to continue to operate without any significant negative impacts will in part depend on our ability to protect our employees and our supply chain. We have endeavored to follow actions recommended by governments and health authorities to protect our employees. We have been able to broadly maintain our operations, and we intend to continue to work with our stakeholders (including customers, employees, suppliers, and local communities) to responsibly address this global pandemic. The Company’s operations expose it to the COVID-19 pandemic, which has had and may continue to have an adverse impact on Tempo’s employees, operations, supply chain and distribution system. However, uncertainty resulting from the global pandemic could result in unforeseen disruptions that could impact our operations going forward.
If the Company’s suppliers experience additional closures or reductions in their capacity utilization levels in the future, the Company may have difficulty sourcing materials necessary to fulfill production requirement. Due to the COVID-19 pandemic, Tempo has experienced some supply chain constraints, including with respect to semiconductor components. COVID-19 has also impacted the Company’s customers and may create unpredictable reductions or increases in demand for Tempo’s manufacturing services. We have also not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic.
For additional information on risk factors that could impact our results, please refer to “Risk Factors” located elsewhere in this proxy statement/prospectus.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with GAAP requires Tempo’s management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. The more critical accounting estimates include estimates related to revenue recognition and stock-based compensation. Tempo also has other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding its results, which are described in Note 2 to Tempo’s annual financial statements as of and for the years ended December 31, 2021 and 2020, appearing elsewhere in this proxy statement/prospectus.
Revenue Recognition
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), we recognize revenue over the contract period as services are being performed and as the related asset is being created. The amount of revenue recognized reflects the consideration to which we expect to be entitled to receive in exchange for these services using the five-step method required by ASC 606:
1)
Identify the contract with a customer:

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the products and services to be transferred and identifies the payment terms related to these products and services, (ii) the contract has commercial substance, and (iii) we determine that collection of substantially all consideration for products and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. We enter into a purchase order with each customer and ensure the purchase order is executed by all parties. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days of the date when the performance obligation is satisfied and include no general rights of return.
2)
Identify the performance obligations in the contract:

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products and services either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract. Our contracts consist of a single performance obligation of completed PCBAs.
As part of the term and conditions of the customer contract, we generally offer a warranty for a period of one year. This type of warranty provides the customers with assurance that the related assembled product will function as intended and complies with any agreed upon specifications. Therefore, as the warranty cannot be purchased separately and only provides assurance that the product complies with agreed-upon specifications, the warranty is not considered a separate performance obligation.

3)
Determine the transaction price:

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring products and services to the customer. The transaction price consists of fixed consideration as noted in each purchase order. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that contracts do not include a significant financing component. We elected a practical expedient available under ASC 606 which permits us to not adjust the amount of consideration for the effects of a significant financing component if, at contract inception, the expected period between the transfer of promised goods or services and customer payment is one year or less.
4)
Allocate the transaction price to performance obligations in the contract:

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Each purchase order contains only one performance obligation and hence, the contract price per the purchase order is deemed to be reflective of the standalone selling price and the entire transaction price is allocated to the single performance obligation. All manufactured products are highly customized, and therefore, priced independently.
5)
Recognize revenue when or as the company satisfies a performance obligation:

For each performance obligation identified, we determine at contract inception whether the performance obligation is satisfied over time or at a point in time. The transfer of control for our products qualify for over time revenue recognition because the products represent assets with no alternative use and the contracts include an enforceable right to payment for work completed to date. We have selected a cost incurred input method of measuring progress to recognize revenue over time, based on the status of work performed. The cost input method is representative of the value provided to the customer as it represents our performance completed to date. We typically satisfy our performance obligations in one month or less. We have elected to treat shipping and handling activities as fulfillment costs and also elected to record revenue net of sales and other similar taxes.
Stock-Based Compensation
Accounting for stock-based compensation requires us to make a number of judgments, estimates and assumptions. If any of our estimates prove to be inaccurate, our net (loss) income and operating results could be adversely affected.
We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends and (5) the fair value of our common stock. These assumptions are estimated as follows:
•
Volatility.   Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within the Company’s industry that its considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.

•
Expected term.   The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and primarily calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

•
Risk-free rate.   The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with remaining term equivalent to expected term.

•
Expected dividend yield.   The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and, therefore, has estimated the dividend yield to be zero.

•
Fair value of common stock.   The fair value of the shares of common stock underlying the stock-based awards has historically been determined by the board of directors, with input from management.

Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock on the grant date of the stock-based award by considering a number of objective and subjective factors, including 409A valuations of the Company’s common stock, valuations of comparable companies, sales of the Company’s common stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, and general and industry-specific economic outlook. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework is used to evaluate the fair value of the underlying shares.
Historically, we have determined the fair value of our common stock underlying option grants, by considering a variety of factors including, among other things, timely valuations of our common stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, including important developments in our operations, stage of development, valuations performed by an independent third-party valuation firm, sales of our preferred stock, actual operating results and financial performance, the conditions in similar industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of our equity, and the likelihood of achieving a liquidity event, such as an initial public offering, merger or sale of the company.
During the three months ended March 31, 2022 and the fiscal years 2021 and 2020, the Company performed valuations of its common stock at the end of its first quarter. As of March 31, 2020, the 409A valuation yielded a common share value of $0.94 per share. The valuation was derived under an income method which values the Company based on the present value of its future earning capacity. At the time of the 2020 valuation, the Company had been negatively impacted by the COVID-19 pandemic which adversely impacted projected revenue growth. In the Company’s March 2021 409A valuation, the Company projected a 55% growth in revenue over the next twelve months when compared to the same period in the prior year. The revenue recovery from the impact of the COVID-19 pandemic, contributed significantly to a 60.6% increase in fair value from the prior 409A valuation prepared in March. Other assumptions used in the March 2021 409A valuation included a time to exit of three (3) years, which decreased from the March 2020 409A valuation that used four and a half (4.5) years. The decrease in the time to exit between the dates resulted in a downward adjustment of the discount for lack of marketability (“DLOM”) from 40% to 30%.
In March 2021, the Company expressed interest in pursuing a business combination/ merger with a special purpose acquisition company (“SPAC”), however as of March 31, 2021 had not engaged with advisors or initiated discussions with SPACs. On May 25, 2021, the Company presented on Tempo’s business, operations, and finances to professional consultants for guidance on seeking a SPAC merger. On July 8, 2021 the Company executed a mutual NDA with ACE and provided a template of a letter of intent (“LOI”). Tempo further discussed the possibility of a merger with ACE through the month of July until the LOI was executed on July 17, 2021. The LOI contemplated the merger with ACE together with the Tempo Add-On Acquisitions.
With the signing of the LOI on July 17, 2021, the Company performed an off cycle 409A valuation, which yielded a common stock fair value of $2.82 per share. For such valuation the Company utilized a combination approach relying on (1) a continued operations scenario and (2) a transaction scenario, which we describe as the hybrid method (the “Hybrid Method”). The Hybrid Method is also appropriate when various possible future outcomes are assumed by our management. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The Hybrid Method was deemed the most appropriate due to the attainment of a non-binding letter of intent with ACE. The outcomes of each scenario are assigned a probability and a future estimated equity value. The Company also considered a secondary transaction which occurred immediately prior to the valuation date in June 2021. The size of the secondary transaction relative to the Company’s total equity valuation resulted in an insignificant comparison. However, given the proximity of the transaction to the valuation date, a five percent weighting was applied. The transaction was determined to be an orderly arm’s length transaction and accordingly was included in the July 17, 2021 409a valuation. The shares sold for $3.66 per common share in the secondary transaction.
A description of the two scenarios used in the Hybrid Method as of July 17, 2021 is as follows:
Continuing Operations Scenario:
Under the continued operations scenario (the “Continuing Operations Scenario”), we utilized an income method to estimate the enterprise value of the company and the option pricing model (“OPM”) to allocate the resulting enterprise value to the various classes of our securities, resulting in a per share value of $2.24 per common share, prior to a discount for the lack of marketability being applied. The OPM assumptions included a time to liquidity event of 3 years and a volatility of 70%. A discount for lack of marketability (“DLOM”) of 30% was applied based on various put option models assuming a term of 3 years and a common stock volatility of 70% resulting in a per common share value of $1.57 at July 17, 2021 under the Continuing Operations Scenario. The expected term of 3 years included in the Continuing Operations Scenario OPM and DLOM models remained unchanged from the March 2021 409a valuation, as this continued to be management’s best estimate.
Transaction Scenario:
Under the transaction scenario (the “Transaction Scenario”), the Company assumed an exit event via a SPAC transaction on December 31, 2021. The future value is determined as of the exit event date and discounted to the valuation date to determine the present value. The future value is determined by a terminal value based on the next twelve months of projected revenue multiplied by a market multiple. The market multiple is based on a comparison of peer companies in a similar industry. The Transaction Scenario resulted in a per share value of $3.81 of consideration to be paid to existing Tempo shareholders in the SPAC merger, with such per share value being prepared on a marketable basis. A DLOM of 10% was applied based on various put option models assuming a term of 0.5 years and overall company volatility of 70%, resulting in a per common share value of $3.43 at July 17, 2021 under the Transaction Scenario. The DLOM under the Transaction Scenario is most heavily influenced by the shorter term used of 0.5 years, as compared to 3 years in the Continuing Operations Scenario, resulting in a decreased DLOM.
The application of the Hybrid Method resulted in a per common share value of $2.78 at July 17, 2021. Such value is derived based on a weighted value assigned to the Continuing Operations Scenario ($0.55) at 35% and Transaction Scenario at 65% ($2.23). The weightings reflect the uncertainty regarding the completion of the transaction. Further, the weightings reflect the non-binding nature of the LOI and a merger agreement had not been drafted at the time of valuation. Upon determining the value from the Hybrid Method, a 5% weighting of the June 2021 secondary transaction ($3.66) was applied which resulted in a total value allocation of 95% to the Hybrid Method. The combined value from the Hybrid Method and secondary transaction resulted in a total value of $2.82 per common share as of July 17, 2021.
During July through October 2021, there were initial SPAC meetings with all interested parties which included ACE, Advanced Circuits, Whizz, investment bankers and legal counsel. The meetings included a discussion of, among other things, financial due diligence on Tempo, the acquisition of Advanced Circuits and Whizz, the commitments of PIPE investors, the expansion of a credit facility with SQN and the inclusion of an earnout arrangement with Tempo shareholders. ACE’s board of directors approved the Merger Agreement on October 13, 2021, followed by a joint press release issued by ACE and Tempo on October 14, 2021, announcing the execution of the Merger Agreement.
With the execution of the Merger Agreement, the Company prepared a 409A valuation as of October 15, 2021, resulting in a per common share value of $6.08. The Company value was derived by the continued application of the Hybrid Method. The Hybrid Method utilized similar scenarios as of the prior valuation, however the inputs to those scenarios were updated with relevant figures as of October 15, 2021. The increase in value is primarily attributed to the Transaction Scenario which resulted in a value of $8.04 per common share after the application of a DLOM. The value was determined by an implied stock price of $10.00 for New Tempo stock, upon which existing Tempo shareholders would receive the merger consideration at an exchange ratio of approximately 0.806. A DLOM of 3.7% was applied which reflects an exit event in four (4) months and a volatility at 28.2%. The decrease in DLOM is attributable to the decrease in the time to an exit event and volatility. The weighting of the Transaction Scenario increased to 70% which reflects the executed Merger Agreement. The Continuing Operations scenario relied on an Income Approach using similar inputs to prior valuations. The Continuing Operations scenario resulted in a value of $1.49 per common share after the application of a DLOM of 23%. The secondary transaction was not included in the weighting of the October 2021 409A valuation due to the time that had passed since the June 2021 sale and the small size of such sale.
The Company prepared an updated 409A valuation as of December 31, 2021, resulting in a per common share value of $7.71. The Company continued to implement the Hybrid Method with inputs updated as of December 31, 2021. The increase in value was primarily related to the Transaction Scenario which resulted in a value of $8.35 per common share after the application of a DLOM. The value was determined by an implied stock price of $10.00 for New Tempo stock, upon which existing Tempo shareholders would receive the merger consideration at an exchange ratio of approximately 0.822. A DLOM of 3.3% was applied which reflects an exit event in less than four (4) months and a volatility at 27.2%. The weighting of the Transaction Scenario increased to 90% which reflects the filing of the S-4 with the SEC on November 12, 2021 and management’s continued efforts toward executing on a successful close to the merger. The Continuing Operations scenario continued to rely on an Income Approach which used similar inputs to the prior valuation. The Continuing Operations scenario resulted in a value of $1.97 per common share after the application of a DLOM of 20.3%. The increase in value is primarily attributed to an increase in forecasted revenue as compared to the previous valuation. The DLOM also decreased due to a decrease in volatility and a decrease in the time to an exit event as compared to the previous 409A valuation. The weighting applied to the Continuing Operations Scenario decreased to 10%, commensurate with the increase in the Transaction Scenario weighting.
The Company prepared an updated 409A valuation as of March 31, 2022, resulting in a per common share value of $8.24. The Company continued to implement the Hybrid Method with inputs updated as of March 31, 2022. The increase in value was primarily related to the Transaction Scenario which resulted in a value of $8.96 per common share after the application of a DLOM. The value was determined by an implied stock price of $10.00 for New Tempo stock, upon which existing Tempo shareholders would receive the merger consideration at an exchange ratio of approximately 0.822. A DLOM of 2.0% was applied which reflects an exit event in less than two (2) months and a volatility at 28.2%. The weighting of the Transaction Scenario remained at 90% which reflects the filing of the S-4 with the SEC on March 17, 2022 and management’s continued efforts toward executing on a successful close to the merger. The Continuing Operations scenario continued to rely on an Income Approach which used similar inputs to the prior valuation. The Continuing Operations scenario resulted in a value of $1.80 per common share after the application of a DLOM of 21.3%. The decrease in value is primarily attributed to interim losses and a decrease in forecasted revenue as compared to the previous valuation. The DLOM also increased due to an increase in volatility as compared to the previous 409A valuation. The weighting applied to the Continuing Operations Scenario remained at 10%.
Impact on Measurement of Share-based Payment Awards:
Tempo granted approximately 0 options and 7.0 million options during the three months ended March 31, 2022 and the year ended December 31, 2021, respectively. Tempo has included the following chart which reflects the date of the option grant and the number of options granted, and the fair value of the underlying common stock used to value such awards for accounting purposes. The value of $10.00 per common share of the combined entity multiplied by the exchange ratio of 0.824 (exchanging New Tempo shares in exchange for Tempo shares) results in an implied value of $8.24 per share attributable to the existing Tempo shareholders. The Company’s fair value per common share has increased through 2021 as described above and is expected to further increase leading up to the merger.

Date of Option Grant	# of Options Granted	Fair Value of Underlying Stock*
1/27/2021	185,000	$1.41
3/29/2021	3,056,993	$1.51
3/30/2021	305,583	$1.51
6/1/2021	880,874	$2.26
6/25/2021	204,500	$2.55
7/3/2021	273,365	$2.65
8/10/2021	937,731	$3.69
9/28/2021	566,250	$5.46
11/10/2021	353,000	$6.63
12/3/2021	237,000	$7.12

*
To evaluate the fair value of the common stock for option grants between each independent valuation and after the last independent valuation, a linear interpolation framework was used to evaluate the fair value of the underlying common shares granted between March 31, 2020 and December 31, 2021, where the fair value of the underlying common stock was $0.94 per share and $7.71 per share, respectively. Tempo determined that a linear interpolation was appropriate as there were no material changes in Tempo’s business. There were also no material third-party arm’s length transactions in the entity’s equity during this period.

Warrant Liability
Liability classified warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrants in the statements of operations. We estimate the fair value of these liabilities using the Black-Scholes option pricing model. As further discussed in Stock-Based Compensation above, assumptions used are based on the individual characteristics of the warrants on each valuation date, including contemplating changes in the value of the shares underlying such warrants.
Recent accounting pronouncements
A discussion of recently issued accounting standards applicable to Tempo is described in Note 2, Significant Accounting Policies, in the Notes to the Financial Statements contained elsewhere in this proxy statement/prospectus.
Results of operations
Three months ended March 31, 2022 compared to three months ended March 31, 2021
The following table sets forth Tempo’s unaudited statements of operations data for the three months ended March 31, 2022 and 2021, respectively. We have derived this data from our unaudited interim condensed financial statements included elsewhere in this prospectus. Tempo has prepared the three-months data on a consistent basis with the audited financial statements as of and for the years ended December 31, 2021 and 2020 included in this proxy statement/prospectus. In the opinion of Tempo’s management, the unaudited three-months financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data.

	Three Months Ended March 31,
(In thousands)	2022	2021	$ Change	% Change
Statement of Operations:
Revenue	$3,897	$3,909	$(12)	N.M.
Cost of revenue	3,652	2,676	976	36%
Gross profit	245	1,233	(988)	-80%
Operating expenses
Research and development	3,329	1,973	1,356	69%
Sales and marketing	3,219	1,568	1,651	105%
General and administrative	4,303	2,374	1,929	81%
Total operating expenses	10,851	5,915	4,936	83%
Loss from operations	(10,606)	(4,682)	(5,924)	127%
Other income (expense), net
Interest expense	(2,019)	(337)	(1,682)	499%
Interest income	—	1	(1)	-100%
Other income (expense)	(4)	—	(4)	100%
Change in fair value of warrants	128	(100)	228	-228%
Total other income (expense), net	(1,895)	(436)	(1,459)	335%
Loss before income taxes	(12,501)	(5,118)	(7,383)	144%
Income tax provision	—	—	—	N.M.
Net loss	$(12,501)	$(5,118)	$(7,383)	144%

N.M. — Percentage change not meaningful
Revenue
Revenue for the three months ended March 31, 2022 was $3.9 million which was consistent with the $3.9 million revenue for the same period in 2021.
Cost of revenue and gross profit
Cost of revenue for the three months ended March 31, 2022 was $3.7 million compared to $2.7 million for the three months ended March 31, 2021. The increase of $1.0 million in cost of revenue for the three months ended March 31, 2022 over the same period in 2021 was driven by an increase in direct material costs on account of the global semiconductor supply shortage during the three months ended March 31, 2022.
Our gross profits for the three months ended March 31, 2022 decreased by $1.0 million, or 80%, as compared to the three months ended March 31, 2021. The decrease in gross margins by 25.3% was due to the reasons stated above.
Research and development expenses
Research and development expenses for the three months ended March 31, 2022 increased by $1.4 million, or 69%, compared to the same period in 2021. The increase in research and development expenses is primarily attributable to a $1.0 million increase in employee compensation and benefits driven by an average rise of 102% in headcount, a $0.2 million increase in consulting and professional services, and a $0.2 million increase in stock-based compensation expenses.
Sales and marketing expenses
Sales and marketing expenses for the three months ended March 31, 2022 increased by $1.7 million, or 105%, compared to the same period in 2021. The increase in sales and marketing expenses is primarily attributable to a $1.3 million increase in employee compensation and benefits driven by an average rise of 130% in headcount, a $0.1 million increase in stock-based compensation expense, a $0.1 million increase in marketing expenses, and a $0.2 million increase in consulting and professional services.
General and administrative expenses
General and administrative expenses for the three months ended March 31, 2022 increased by $1.9 million, or 81%, compared to the same period in 2021. The increase in general and administrative expenses is primarily attributable to a $1.1 million increase in legal fees, both related to merger and acquisition activities and preparation for going public, a $0.5 million increase in employee compensation and benefits driven by an average rise of 47% in headcount, a $0.2 million increase in software license and subscription expenses, and a $0.1 million increase in stock-based compensation expense.
Interest expense
Interest expense for the three months ended March 31, 2022 increased by $1.6 million as compared to the three months ended March 31, 2021 primarily due to tranche 3 of the Loan and Security Agreement with Structural Capital Investments III, LP, Series Structural DCO II, a series of Structural Capital DCO, LLC, SQN Tempo Automation, LLC, SQN Venture Income Fund II, LP, and Ocean II PLO LLC and 2022 Promissory Notes with existing investors which were entered into during the three months ended March 31, 2022 as compared to one equipment loan with SQN Venture Income Fund II, LP during the three months ended March 31, 2022.
Interest income
Interest income for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021 was not material.
Other income (expense)
Other income (expense) for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021 was not material.
Fair value of warrants
Fair value of warrants changed by $0.2 million from the three months ended March 31, 2022 as compared to the three months ended March 31, 2021 related to the issuance of warrants in conjunction with entering into the loan and securities agreement with Structural Capital Investments III, LP and the term loans with SQN Capital Management, LLC, in addition to warrants granted to an existing investor. The fair value of warrants also increased due to the increase in the fair value of the underlying common stock.
Net loss
As a result of the factors discussed above, our net loss for the three months ended March 31, 2022 was $12.5 million, an increase of $7.4 million, or 144%, as compared to $5.1 million for the three months ended March 31, 2021.
Year ended December 31, 2021 compared to year ended December 31, 2020
The following table sets forth our statement of operations data for 2021 and 2020. We have derived this data from our audited annual financial statements included elsewhere in this prospectus. This information should be read in conjunction with our audited annual financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Years Ended December 31,
(In thousands)	2021	2020	$ Change	% Change
Statement of Operations:
Revenue	$17,361	$18,724	$(1,363)	-7%
Cost of revenue	14,578	14,098	480	3%
Gross profit	2,783	4,626	(1,843)	-40%
Operating expenses
Research and development	9,904	6,690	3,214	48%
Sales and marketing	9,817	7,892	1,925	24%
General and administrative	16,376	8,613	7,763	90%
Total operating expenses	36,097	23,195	12,902	56%
Loss from operations	(33,314)	(18,569)	(14,745)	79%
Other income (expense), net
Interest expense	(3,686)	(630)	(3,056)	485%
Other financing cost	(8,955)	—	(8,955)	100%
Gain on PPP loan forgiveness	2,500	—	2,500	100%
Loss on debt extinguishment	(319)	—	(319)	100%
Interest income	3	49	(46)	-94%
Change in fair value of warrants	(4,242)	47	(4,289)	-9126%
Total other income (expense), net	(14,699)	(534)	(14,165)	2653%
Loss before income taxes	(48,013)	(19,103)	(28,910)	151%
Income tax provision	—	1	(1)	-100%
Net loss	$(48,013)	$(19,104)	$(28,909)	151%
Revenue
Revenue for the year ended December 31, 2021 was $17.4 million compared to $18.7 million for the same period in 2020. The year-over-year decrease of $1.4 million is primarily due to global semiconductor supply shortage, which resulted in reduced sales volumes.
Cost of revenue and gross profit
Cost of revenue for the year ended December 31, 2021 was $14.6 million compared to $14.1 million for the year ended December 31, 2020. The small increase of $0.5 million in cost of revenue for the year ended December 31, 2021 over the same period in 2020 was driven by inflation in cost of direct materials and overheads costs.
Our gross profit for the year ended December 31, 2021 decreased by $1.8 million, or 40%, as compared to the year ended December 31, 2020. The gross profit percentage decreased from 24.7% to 16.0% mainly due to a temporary shift in order mix and due to an increase in direct material costs on account of the global semiconductor supply shortage during the year ended December 31, 2021.
Research and development expenses
Research and development expenses for the year ended December 31, 2021 increased by $3.2 million, or 48%, compared to the same period in 2020. The increase in research and development expenses is primarily attributable to a $2.2 million increase in employee compensation and benefits including stock-based compensation expenses and related payroll taxes driven by an average rise of 29% in headcount, in order to support expanded research and development activities, a $0.5 million increase in software license and subscription expenses, a $0.2 million increase in hosting and web service expenses, a $0.2 million increase in consulting and professional services and $0.4 million increase due to other research and development activities. This was partially offset by $0.3 million of severance payments incurred during the year ended December 31, 2020.
Sales and marketing expenses
Sales and marketing expenses for the year ended December 31, 2021 increased by $1.9 million, or 24%, compared to the same period in 2020. The increase was primarily attributable to a $1.7 million increase in employee compensation and benefits including stock-based compensation expenses and related payroll taxes driven by an average rise of 42% in headcount, and $0.2 million increase in other consulting and professional services.
General and administrative expenses
General and administrative expenses for the year ended December 31, 2021 increased by $7.8 million, or 90%, compared to the same period in 2020. The increase in general and administrative expenses is primarily attributable to a $2.7 million increase in consulting and professional services and $2.6 million increase in legal fees, both related to merger and acquisition activities and preparation for going public, a $1.9 million increase in employee compensation and benefits including stock-based compensation expenses and related payroll taxes driven by an average rise of 43% in headcount, which increased to support the future growth of the business, a $0.2 million increase due to costs related to recruiting, and a $0.4 million increase due to other general and administrative activities.
Interest expense
Interest expense for the year ended December 31, 2021 increased by $3.1 million as compared to the year ended December 31, 2020 primarily due to additional term loans with Silicon Valley Bank and SQN Capital Management, LLC and loan and security agreement with Structural Capital Investments III, LP which were entered into during the year ended December 31, 2021 as compared to one term loan with Silicon Valley Bank during year ended December 31, 2020 which was paid off in June 2021. Additionally, we recognized $1.1 million of amortization of debt issuance costs related to the term loans during the year ended December 31, 2021.
Other Financing Cost
Other financing cost for the year ended December 31, 2021 is related to issuing of common stock warrants to an existing investor pursuant to negotiations with the investor to consider continued future investment. The warrants were measured at fair value on the issuance, and since the issuance of warrants was a non pro-rata transaction with a single existing shareholder, such value of $9.0 million was immediately expensed upon issuance of warrants in October 2021.
Gain on PPP Loan Forgiveness
Gain on PPP loan forgiveness for the year ended December 31, 2021 is related to forgiveness of the PPP loan in August 2021.
Loss on debt extinguishment
Loss on debt extinguishment for the year ended December 31, 2021 is related to the termination of June 2021 Credit Facility and partial repayment of borrowings under such facility which was accounted for as a partial extinguishment of debt. Out of $20.0 million of total debt, $6.0 million was reflected as a debt repayment with the old lender and was accounted for as an extinguishment of debt. Accordingly, the Company recorded a loss on extinguishment of $0.3 million related to the write off of unamortized debt discount.
Interest income
Interest income for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was not material.

Fair value of warrants
Fair value of warrants changed by $4.3 million from the year ended December 31, 2021 as compared to the year ended December 31, 2020 related to the issuance of warrants in conjunction with entering into the credit facilities with Silicon Valley Bank and SQN Capital Management, LLC and due to the increase in the fair value of the underlying common stock.
Net loss
As a result of the factors discussed above, our net loss for the year ended December 31, 2021 was $48.0 million, an increase of $28.9 million, or 151%, as compared to $19.1 million for the year ended December 31, 2020.
Liquidity and Going Concern
Tempo’s primary sources of liquidity is cash provided by preferred equity offerings, and borrowings from various debt issuances. Since inception, we have used our resources principally on product development efforts, including the development of Tempo’s software platform, growing our business, and making necessary investments in building Tempo’s factory in San Francisco. As of March 31, 2022, Tempo had an accumulated deficit of $120.8 million, $7.4 million in cash, cash equivalents, and restricted cash and a negative working capital of $31.8 million. During the three-months ended March 31, 2022, the Company used net cash of $10.1 million in operating activities and incurred a net loss of $12.5 million. Additionally, as of the date these financial statements were available for issuance the Company has $35.7 million of loans payable and finance lease obligations coming due within the next 12 months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
In order to fund planned operations while meeting obligations as they come due, the Company will need to secure additional debt or equity financing. These plans for additional financings are intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern, however as the plans are outside of Management’s control, the Company cannot ensure they will be effectively implemented. Failure to secure additional funding may require the Company to modify, delay, or abandon some of its planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results, financial condition, and ability to achieve its intended business objectives. As such, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.
Debt Financings
Term Loan and Credit Facility with Financial Institution
To finance its operations, Tempo entered into a series of terms loans with a certain lenders.
In June 2020, Tempo entered into a Loan and Security Agreement (“LSA”) with Silicon Valley Bank where Tempo drew down $4.0 million (the “Term Loan”) and secured up to $4.0 million in a revolving line of credit (the “Credit Facility”). If Tempo defaults on the loan, the lender shall have a first priority on all asset lien, including intellectual property. There is a collateral carve out for up to $4.0 million for specific - lien equipment financing, which shall be subject to SVB’s approval.
The Credit Facility is limited to the lesser of $4.0 million or the amount available under the borrowing base defined by the agreement, less the outstanding principal balance of any advances. During 2020, Tempo drew down $1.6 million from the credit facility and repaid the amount back in full.
On June 23, 2021, Tempo entered into an amended and restated loan and security agreement with Silicon Valley Bank which expanded the term loan debt obligation from $4.0 million to $10.0 million, with the maturity date extended to September 1, 2022 and a loan commitment fee of $50 thousand. We were required to make monthly interest only payments from January 2021 through December 2021, thereafter certain monthly principal plus interest payments for a period of 8 months beginning from January 2022 and a final payment of the balance principal and interest outstanding under the agreement in September 2022.

On October 14, 2021, the Company paid $10.3 million to settle the Credit Facility under the amended and restated loan and security agreement with Silicon Valley Bank including $0.3 million of interest and final payment.
Equipment Loan and Security Agreement
On January 29, 2021, Tempo entered into an equipment loan and security agreement with SQN Venture Income Fund II, LP. The overall loan facility provides for a maximum borrowing capacity of $6.0 million consisting of two tranches, each with a borrowing capacity up to $3.0 million.
On January 29, 2021, Tempo drew down $3.0 million of the facility. Tempo is required to make monthly payments for a period of 42 months on this tranche. The loan has a maturity date of July 2024. An additional $3.0 million can be drawn by Tempo, provided that certain criteria are met, such as Tempo not having defaulted on the Tranche I Loan and there having not been a material adverse change (as defined in the Loan and Security Agreement) as of the date for the borrowing request. The loan facility is used for financing certain equipment purchases.
Paycheck Protection Program Loan
In May 2020, Tempo was granted a loan under the Paycheck Protection Program offered by the Small Business Administration (“SBA”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), section 7(a)(36) of the Small Business Act for $2.5 million. Monthly payments of principal and interest of approximately $0.1 million began in December 2020, subject to deferral as Tempo has applied for debt forgiveness, and continue through maturity in May 2022, if required.
Tempo applied for forgiveness of the PPP loan and has been notified that the entire $2.5 million PPP loan has been forgiven in August 2021. Loan forgiveness is reflected in other income and expense section in the statement of operations.
June 2021 Credit Facility
On June 23, 2021, the Company entered into a loan and security agreement with SQN Venture Income Fund II, LP (the “June 2021 Credit Facility”). The June 2021 Credit Facility provides for a maximum borrowing capacity of $20.0 million consisting of two tranches, each tranche with a borrowing capacity of $10.0 million.
On June 23, 2021, the Company drew down $10.0 million of the facility. The Company is required to make monthly interest-only payments for a period of 18 months and thereafter, principal and interest outstanding under the agreement in December 2022. On August 13, 2021, the Company drew down the remaining $10.0 million. The second tranche has a maturity date of February 2023. The June 2021 Credit Facility is used for general working capital purposes.
Loan and Security Agreement
On October 13, 2021, the Company entered into a loan and security agreement (the “LSA”) with Structural Capital Investments III, LP, Series Structural DCO II, a series of Structural Capital DCO, LLC, SQN Tempo Automation, LLC, SQN Venture Income Fund II, LP, and Ocean II PLO LLC. The loan facility replaced the June 2021 Credit Facility, providing for maximum borrowing capacity of $150.0 million consisting of four tranches. Under the LSA, tranche 1 allowed for the rollover of Tempo’s existing borrowings of $20.0 million under the June 2021 Credit Facility. Borrowing capacity for tranche 2 is $20.0 million which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz. Borrowing capacity for tranche 3 and tranche 4 of the LSA is $40.0 million, and $70.0 million, respectively which shall be available to draw by the Company upon the de-SPAC with ACE, subject to lender approval. The loans have an earliest expiration date of December 23, 2022.
The termination of the June 2021 Credit Facility and subsequent borrowings under tranche 1 of the LSA was accounted for as a partial extinguishment of debt. Specifically, upon entering into the LSA, the Company became indebted to a new lender in the amount of $6.0 million, while $14.0 million of obligations are due to the same lender group party to the June 2021 Credit Facility. The $6.0 million was reflected as a debt repayment with the old lender and was accounted for as an extinguishment of debt. Accordingly, the Company recorded a loss on extinguishment of $0.3 million related to the write off of unamortized debt discount. The extinguishment of $6.0 million with the old lender and subsequent borrowings of $6.0 million from the new lender did not involve the receipt or constructive receipt of cash and accordingly has been reflected as noncash financing activities in the statement of cash flows during the year ended December 31, 2021. The Company also evaluated the $14.0 million of debt outstanding with continuing lenders and concluded the transaction should be treated as a modification of debt.
On January 11, 2022, the Company entered into the first amendment to the LSA to convert $10.0 million of availability under the tranche 2 loan to the tranche 1 loan. This amendment expanded the tranche 1 from $20.0 million to $30.0 million and reduced the tranche 2 loan from $20.0 million to $10.0 million. For original $20.0 million borrowed under tranche 1, the original maturity date remained at December 23, 2022 and the $10.0 million borrowed under the expanded portion of tranche 1 provides for a maturity date of February 12, 2023. As of March 31, 2022 the Company had $30.0 million of outstanding borrowings under the amended LSA, with $10.0 million of borrowing capacity available under tranche 2 of the LSA which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz and an additional $110.0 million of borrowing capacity available for borrowing under tranches 3 and 4 of the LSA upon the de-SPAC with ACE, subject to lender approval.
Prior to the closing of the Business Combination, ACE and Tempo intend to enter into the Lender PIPE Common Stock Subscription Agreements with certain affiliates of the lenders under the Loan and Security Agreement, pursuant to which ACE will agree to sell, and such affiliates of the lenders under the Loan and Security Agreement will agree to purchase, shares of New Tempo common stock at $10.00 per share, in each case to be issued and sold to such parties in connection with the closing of the Business Combination using the outstanding debt balance under the Loan and Security at such time in exchange for the termination of the Loan and Security Agreement and the cancellation of all outstanding borrowings thereunder. In connection therewith, and to induce the affiliates of the lenders under the Loan and Security Agreement to enter into the Lender PIPE Common Stock Subscription Agreement, Tempo intends to issue the Lender Warrants to such affiliates of the lenders under the Loan and Security Agreement. The Lender Warrants are expected to automatically convert into shares of New Tempo common stock upon the closing of the Business Combination.
Convertible Senior Notes
On January 18, 2022, the Company and ACE secured a principal amount of $200.0 million from the issuance of 15.5% convertible senior notes. On July 30, 2022, Oaktree delivered a notice of termination to ACE and Tempo, pursuant to which Oaktree terminated the subscription agreement relating to the issuance of the 15.5% convertible senior notes.
Convertible Promissory Notes
On January 18, 2022, Tempo issued a convertible promissory notes to existing investors for gross proceeds of $5.0 million (the “2022 Promissory Notes”). The 2022 Promissory Notes bear simple interest on the unpaid principal at a rate of 10% per year and are due and payable by us on demand any time after November 15, 2022. The outstanding amount will convert into securities of ACE upon the earlier to occur of the closing of the transactions and the closing of the first qualified financing following any termination of the business combination agreement as applicable.
The convertible promissory notes were advanced in contemplation of the Merger with ACE are expected to be considered part of the funding contemplated to consummate the Merger.
On July 1, 2022, ACE, Tempo and ACE Equity Partners International Pte. Ltd. (“AEPI”) entered into an Unsecured Subordinated Convertible Note (the “Bridge Note”) due September 30, 2022, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5,000,000, $2,500,000 of which was advanced to Tempo prior to the date of the Bridge Note.
Upon the closing of the Business Combination, all outstanding amounts under the Bridge Note, together with all accrued and unpaid interest thereon, as of such time (the “Bridge Note Drawn Amount”)

will automatically convert in full into a number of shares of common stock of New Tempo equal to (i) the Bridge Note Drawn Amount, divided by (ii) $10.00, rounded down to the nearest whole share (such shares, the “Bridge Note Conversion Shares”), and the Bridge Note shall be deemed to have been paid in full.
The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note may not be prepaid without AEPI’s written consent and prior to payment of all amounts owed under any Fee Deferral Agreements (as defined in the Bridge Note). The Bridge Note is subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Bridge Note) and all amounts owed under any Fee Deferral Agreements.
Convertible Junior Notes
In March 2022, the Company and ACE entered into a Securities Purchase Agreement with ACE SO3, pursuant to which ACESO3 agreed to purchase an unsecured subordinated convertible note in an aggregate principal amount of $20.0 million (the “ACE Convertible Note”) from New Tempo in connection with the Closing of the business combination. The ACE Convertible Note will bear interest at a rate of 18%per annum, payable in kind by increasing the outstanding principal amount of the ACE Convertible Note. Upon the earlier to occur of the conversion or payment in full of the principal amount hereof and all accrued but unpaid interest hereunder and the maturity date, New Tempo will pay to the holder of the ACE Convertible an amount equal 5% of the initial principal amount thereof.
On July 1, 2022, ACE and ACE SO3 entered into a termination agreement, pursuant to which the ACE Securities Purchase Agreement was terminated in its entirety in accordance with its terms.
Cantor Share Purchase Agreement
In March 2022, the Company and ACE entered into the Cantor Purchase Agreement with CF Principal relating to a committed equity facility (the “Facility”). Pursuant to the Cantor Purchase Agreement, New Tempo will have the right from time to time at its option following closing of the merger to sell to CF Principal up to $100.0 million of New Tempo common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, New Tempo will issue to Cantor a number of shares of New Tempo common stock equal to the quotient of $3,500,000 divided by the fair market value of a share of New Tempo common stock on the earlier of (i) the trading day immediately prior to the filing of a resale registration statement with respect to the shares of New Tempo common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to New Tempo with respect to such commitment fee.
Cash flows for the three months ended March 31, 2022 and 2021
The following table summarizes Tempo’s cash flows from operating, investing, and financing activities for the three months ended March 31, 2022 and 2021:
	For the three months ended March 31,
(in thousands)	2022	2021
Net cash used in operating activities	$(10,084)	$(3,881)
Net cash used in investing activities	$(13)	$(2)
Net cash provided by financing activities	$14,361	$2,583
Cash flows from operating activities
For the three months ended March 31, 2022, operating activities used $10.1 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $12.5 million, offset by our non-cash charges of $2.6 million primarily consisting of depreciation and amortization of $1.6 million, stock-based compensation of $0.9 million, non-cash operating lease expense of $0.2 million which was offset by change in fair value of warrants of $0.1 million. The cash used from our changes in our operating assets and liabilities was $0.1 million, which was primarily due to a $0.8 million increase in other non-current assets due to capitalization of SPAC costs, a $0.5 million increase in inventory, a $0.5 million increase in prepaid expenses and other current assets, and a $0.3 million decrease in operating lease liabilities, partially offset by a $1.4 million increase in accrued liabilities due to legal and professional fees incurred related to merger and acquisition related activities, a $0.4 million decrease in accounts receivable, and a $0.2 million increase in accounts payable.
For the three months ended March 31, 2021, operating activities used $3.9 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $5.1 million, offset by our non-cash charges of $1.2 million primarily consisting of depreciation and amortization of $0.6 million, stock-based compensation of $0.3 million, non-cash operating lease expense of $0.2 million and change in fair value of warrant liabilities of $0.1 million. The cash used in our changes in our operating assets and liabilities was $0.4 million, which was primarily due to a $0.4 million increase in accounts receivable, a $0.3 million increase in inventory, a $0.1 million increase in prepaid expenses and other current assets, a $0.1 million increase in other non-current assets and a $0.2 million decrease in operating lease liabilities, partially offset by a $0.4 million increase in accounts payable, and a $0.3 million increase in accrued liabilities.
Cash flows from investing activities
During the three months ended March 31, 2022 and 2021, cash used in investing activities was $13 thousand and $2 thousand, respectively, which consisted of expenditures to purchase property and equipment.
Cash flows from financing activities
During the three months ended March 31, 2022, cash provided by financing activities was $14.4 million, primarily from net proceeds of issuance of debt of $14.9 million, which was offset by principal payments under finance lease of $0.3 million, debt repayment of $0.2 million, and payments for deferred transaction costs of $0.1 million.
During the three months ended March 31, 2021, cash provided by financing activities was $2.6 million, primarily from net proceeds of issuance of debt of $2.9 million which was offset by principal payments under finance lease of $0.2 million and debt repayment of $0.1 million.
Cash flows for the years ended December 31, 2021 and 2020
The following table summarizes Tempo’s cash flows from operating, investing, and financing activities for the years ended December 31, 2021 and 2020:
	For the years ended December 31,
(in thousands)	2021	2020
Net cash used in operating activities	$(30,228)	$(13,904)
Net cash used in investing activities	$(622)	$(2,307)
Net cash provided by financing activities	$16,288	$10,088
Cash flows from operating activities
For the year ended December 31, 2021, operating activities used $30.2 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $48.0 million, offset by our non-cash charges of $18.2 million primarily consisting of depreciation and amortization of $3.8 million, stock-based compensation of $2.5 million, noncash other financing cost of $9.0 million related to issuance of common stock warrants, loss on debt extinguishment of $0.3 million, non-cash operating lease expense of $0.8 million, change in fair value of warrants liabilities of $4.2 million, and bad debt expense of $0.1 million which was partially offset by forgiveness of PPP loan of $2.5 million. Cash flow from operations was also affected favorably by changes in our operating assets and liabilities of $4.9 million, which was primarily due to $1.1 million increase in accounts payable and $3.8 million increase in accrued liabilities due to legal and professional fees incurred related to merger and acquisition related activities. These amounts were partially offset by unfavorable effects on cash from operations due to changes in our operating assets and liabilities of $5.2 million which primarily consists of $0.3 million increase in accounts receivable due to large billings near the end of the period, increase of $0.7 million in inventory, $1.2 million increase in prepaids and other current assets, $1.8 million increase in other non-current assets, $1.0 million decrease in operating lease liabilities and $0.2 million decrease in other non-current liabilities.
For the year ended December 31, 2020, operating activities used $13.9 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $19.1 million, offset by our non-cash charges of $4.3 million primarily consisting of depreciation and amortization of $2.2 million, stock-based compensation of $1.3 million, non-cash operating lease expense of $0.7 million and other non-cash expenses amounting to $0.1 million. The cash provided from our changes in our operating assets and liabilities was $3.5 million, which was primarily due to $2.8 million decrease in accounts receivable, $0.4 million decrease in inventory, $0.2 million decrease in prepaids and other current assets, and increase of $0.1 million in other non-current liabilities. These amounts were partially offset by cash used in changes in our operating assets and liabilities of $2.6 million which primarily consists of $1.2 million decrease in accounts payable, $0.4 million decrease in accrued liabilities and $0.7 million decrease in operating lease liabilities.
Cash flows from investing activities
During the years ended December 31, 2021 and 2020, cash used in investing activities was $0.6 million and $2.3 million, respectively, which consisted of expenditures to purchase property and equipment.
Cash flows from financing activities
During the year ended December 31, 2021, cash provided by financing activities was $16.3 million, primarily from net proceeds from the issuance of debt of $32.2 million, and $0.1 million proceeds from exercise of stock options, which was offset by debt repayment of $14.9 million, principal payments made under finance lease of $0.9 million, and payment of deferred transaction costs of $0.2 million.
During the year ended December 31, 2020, cash provided by financing activities was $10.1 million, primarily from net proceeds from the issuance of debt of $5.6 million, proceeds from PPP loan of $2.5 million and proceeds from financing lease of $4.0 million, which was offset by debt repayment of $1.6 million and principal payments made under finance lease of $0.4 million.
Off balance sheet arrangements
As of the date of this proxy statement/prospectus, Tempo does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with Tempo is a party, under which it has any obligation arising under a guaranteed contract, derivative instrument, or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity, or market risk support for such assets.
Currently Tempo does not engage in off-balance sheet financing arrangements.
Emerging Growth Company Status
Following the consummation of the Business Combination, New Tempo will be an emerging growth company (“EGC”), as defined in the JOBS Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. New Tempo intends to elect to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date

New Tempo (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, New Tempo’s financial statements following the consummation of the Business Combination may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.
In addition, New Tempo intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, New Tempo intends to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation- related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
New Tempo will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the closing of ACE’s initial public offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-years.
Quantitative and Qualitative Disclosures About Market Risk
Tempo’s operations expose Tempo to a variety of market risks. Tempo monitors and manages these financial exposures as an integral part of its overall risk management program.
Interest Rate Risk
Our exposure to market risk includes changes in interest rates that could affect the balance sheet, statement of operations, and the statement of cash flows. We are exposed to interest rate risk primarily on variable rate borrowings under the credit facility. There were $30.8 million in borrowings outstanding under debt facilities with variable interest rates as of March 31, 2022.
The impact of a hypothetical change of 10.0% in variable interest rates would not have a material effect on our Financial Statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Note 10 — “Borrowing Arrangements” to the audited Financial Statements as of December 31, 2021 and 2020 and Note 8 — “Borrowing Arrangements” to the unaudited Interim Condensed Financial Statements as of March 31, 2022 and December 31, 2021 for additional information regarding our outstanding debt obligations.
Concentrations of Credit Risk and Major Customers
Our customer base consists primarily of leading innovators in space, semiconductor, aviation and defense, medical device, as well as industrials and e-commerce. We do not require collateral on our accounts receivables.
As of March 31, 2022, two customers accounted for 28% and 21% of our accounts receivables, respectively. As of December 31, 2021, one customer accounted for 49% of our accounts receivable, net. No other customers accounted for more than 10% of our accounts receivable, net.
During the three months ended March 31, 2022, two customers accounted for 41% and 21% of our total revenue, respectively. During the three months ended March 31, 2021, one customer accounted for 46% of our total revenue. During the year ended December 31, 2021, one customer accounted for 46% of our total revenue. During the year ended December 31, 2020, one customer accounted for 42% of our total revenue. No other customers accounted for more than 10% of our total revenue.

Further, our accounts receivable are from companies within the various industries listed above and, as such, we are exposed to normal industry credit risks. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.

BENEFICIAL OWNERSHIP OF SECURITIES OF TEMPO
The following table sets forth information regarding the beneficial ownership of shares of Tempo common stock and Tempo preferred stock as of August 9, 2022, by:
•
each person who is known to be the beneficial owner of more than 5% of the outstanding shares of Tempo common stock and preferred stock as of such date;

•
each of Tempo’s current executive officers and directors; and

•
all executive officers and directors of Tempo as a group pre-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable, exercisable within 60 days, or exercisable as a result of the Business Combination.
The beneficial ownership of shares of Tempo common stock and Tempo preferred stock pre-Business Combination is based on (i) 10,085,354 shares of Tempo common stock issued and outstanding, (ii) 3,187,913 shares of Tempo common stock issuable upon the exercise of warrants that are currently exercisable, exercisable within 60 days, or exercisable as a result of the Business Combination, (iii) 29,520,187 shares of Tempo preferred stock issued and outstanding, and (iv) 18,680,225 shares of Tempo preferred stock issuable upon the exercise of warrants that are currently exercisable, exercisable within 60 days, or exercisable as a result of the Business Combination; in each case as of August 9, 2022.
Unless otherwise indicated, ACE believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.
	Common Stock		Preferred Stock		Capital Stock
Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock	% of Shares of Common Stock	Number of Shares Beneficially Owned	% of Shares Beneficially Owned	Number of Shares Beneficially Owned	% of Shares Beneficially Owned
5% Holders of Tempo
Lux Ventures IV, L.P.(2)	—	—	7,762,830	16.11%	7,762,830	12.63%
Point72 Ventures Investments, LLC(3)	2,363,000	17.80%	20,178,431	41.86%	22,541,431	36.67%
SQN and Affiliates(4)	437,333	3.29%	5,232,706	10.86%	5,670,039	9.22%
Structural Capital and Affiliates(6)	96,000	*	3,029,461	6.29%	3,125,461	5.08%
Directors and Executive Officers of Tempo
Joy Weiss	2,726,909	17.04%	—	—	2,726,909	4.25%
Ryan Benton	764,267	5.44%	—	—	764,267	1.23%
Ralph Richart	554,890	4.01%	—	—	554,890	*
Dawn Sprague	203,415	1.51%	—	—	203,415	*
Jeffrey Kowalski	581,886	4.20%	—	—	581,886	*
Mattias Cedergren	165,929	1.23%	—	—	165,929	*
Matthew Granade(5)	273,751	2.02%	118,546	*	392,297	*
Sri Chandrasekar	—	—	—	—	—	—
Zavain Dar	—	—	—	—	—	—
Jeffrey McAlvay	5,981,297	42.26%	—	—	5,981,297	9.59%
Jackie Schneider	134,826	1.01%	—	—	134,826	*
All Tempo directors and executive officers as a group (eleven individuals)	11,386,870	58.21%	118,546	*	11,505,416	16.98%

*
Less than one percent

(1)
Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is c/o Tempo Automation, Inc., 2460 Alameda St, San Francisco, CA 94103.

(2)
Consists of 7,762,830 shares of Tempo preferred stock held by Lux Ventures IV, L.P. Lux Venture Partners IV, LLC is the general partner of Lux Ventures IV, L.P. and exercises voting and dispositive power over the shares noted herein held by Lux Ventures IV, L.P. Peter Hebert and Josh Wolfe are the individual managing members of Lux Venture Partners IV, LLC (the “Individual Managers”). The Individual Managers, as the sole managers of Lux Venture Partners IV, LLC, may be deemed to share voting and dispositive power for the shares noted herein held by Lux Ventures IV, L.P. Each of Lux Venture Partners IV, LLC and the Individual Managers separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o Lux Capital Management, 920 Broadway, 11th Floor, New York, NY 10010.

(3)
Consists of warrants to purchase 2,363,000 shares of common stock and 20,178,431 shares of preferred stock held by Point72 Ventures Investments, LLC. Point72 Private Investments, LLC is the managing member of Point72 Ventures Partners, LLC, the sole member of Point72 Ventures Investments, LLC, and exercises voting and dispositive power over the shares noted herein held by Point72 Ventures Investments, LLC. Point72 Capital Advisors, Inc. is the general partner of Point72, L.P., the sole member of Point72 Private Investments, LLC, and may be deemed to share voting and dispositive power for the shares noted herein held by Point72 Ventures Investments, LLC. Steven A. Cohen is the sole stockholder and director of Point72 Capital Advisors, Inc. and may be deemed to share voting and dispositive power for the shares noted herein held by Point72 Ventures Investments, LLC. Each of Point72 Ventures Partners, LLC, Point72 Private Investments, LLC, Point72, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o Point72, L.P., 72 Cummings Point Road, Stamford, CT 06902.

(4)
Consists of 437,333 warrants to purchase Tempo common stock and 5,232,706 warrants to purchase Tempo preferred stock expected to be held by SQN Venture Income Fund II, LP. and SQN Tempo Automation LLC as SQN and Affiliates. SQN VIF GP II, LLC is the general partner of SQN Venture Income Fund II, LP and SQN Venture Partners, LLC is the general partner of SQN Tempo Automation LLC both of which have the sole managing partner being SQN Venture Partners, LLC respectively and exercises voting and dispositive power over the shares noted herein held by SQN Venture Income Fund II, LP and SQN Tempo Automation, LLC. SQN Venture Partners, LLC is the sole managing partner of SQN and Affiliates (the “Managing Partnership”) and may be deemed to share voting and dispositive power for the shares noted herein held by SQN Venture Income Fund II, LP and SQN Tempo Automation, LLC. Each of SQN VIF II GP, LLC SQN Tempo Automation, LLC and the Managing Partnership separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o SQN Venture Partners, LLC, 320 Broad Street Suite 250 Charleston, SC 29401.

(5)
Consists of 118,546 shares of Tempo preferred stock held by Alcor Investments, LLC and 263,141 shares of Tempo common stock issuable upon the exercise of Tempo stock options held by Mr. Granade that are expected to vest as a result of the Business Combination. Alcor Investments, LLC is jointly owned by Mr. Granade and his spouse. The address for Alcor Investments, LLC is P.O. Box 113421, Stamford, CT 06831.

(6)
Consists of 96,000 warrants to purchase common stock and 3,029,461 warrants to purchase Tempo preferred stock expected to be held by Structural Capital Investments III, L.P., Structural Capital Holdings III, L.P. and by Series Structural DCO II Series of Structural Capital DCO, LLC (“Structural Capital and Affiliates”). Structural Capital GP III, LLC is the general partner of Structural Capital and Affiliates and exercises voting and dispositive power over the shares noted herein held by Structural Capital and Affiliates. Kai Tse, Larry Gross, and Todd Jaquez-Fissori are the individual managing members of Structural Capital GP III, LLC (the “Individual Managers”). The Individual Managers, as the sole managers of Structural Capital GP III, LLC, may be deemed to share voting and dispositive power for the shares noted herein held by Structural Capital and Affiliates. Each of Structural Capital GP III, LLC and the Individual Managers separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o Structural Capital Management, 400 Oyster Point Blvd, South San Francisco, CA 94080.

MANAGEMENT OF NEW TEMPO FOLLOWING THE BUSINESS COMBINATION
The following sets forth certain information, as of August 12, 2022, concerning the persons who are expected to serve as directors and executive officers of New Tempo following the consummation of the Business Combination as well as certain key employees of Tempo.
Name	Age	Position
Joy Weiss	61	President, Chief Executive Officer and Director
Ryan Benton	51	Chief Financial Officer, Secretary and Director
Behrooz Abdi	60	Director
Matthew Granade	45	Director
Omid Tahernia	61	Director
Jacqueline (“Jackie”) Schneider	57	Director
Joy Weiss is expected to serve as the President and Chief Executive Officer of New Tempo and as a member of the New Tempo board of directors following consummation of the Business Combination. Ms. Weiss has served as Tempo’s President and Chief Executive Officer since September 2019 and as a member of Tempo’s board of directors since December 2015. Ms. Weiss was one of Tempo’s earliest investors and one of its first outside advisors. Prior to joining Tempo, she served as Vice President, Data Center and Vice President, Internet of Things (IoT) at Analog Devices, Inc. (“Analog Devices”), a leading global semiconductor manufacturer, from March 2017 to September 2019. From 2012 to March 2017, Ms. Weiss served as President of the Dust Networks division of Linear Technology, Inc. (“Linear”), which was acquired by Analog Devices in March 2017. From 2004 to 2011, Ms. Weiss served as President and Chief Executive Officer of Dust Networks, Inc., a pioneer in the field of wireless sensor networking, which was acquired by Linear in December 2011. Prior to joining Dust Networks, Inc., Ms. Weiss served as an Executive in Residence of Blueprint Ventures and as Chief Executive Officer of Inviso. She currently serves on the boards of Inkspace Imaging, a private medical technology company, and Playworks, a national non-profit, and she has previously served on the boards of several other private companies. Ms. Weiss holds a degree in Electrical Engineering from the Massachusetts Institute of Technology. We believe that Ms. Weiss is qualified to serve on the Board due to her deep knowledge of Tempo and her extensive industry and leadership experience.
Ryan Benton is expected to serve as the Chief Financial Officer of New Tempo and as a member of the New Tempo board of directors following consummation of the Business Combination. Since July 2020, Mr. Benton has served as Chief Financial Officer of Tempo. He has also served as a member of ACE’s board of directors since July 2020 and as a Board Member of Revasum, Inc. (“Revasum”), a publicly listed semiconductor capital equipment company, since September 2018. Since 2015, Mr. Benton has also served as an independent board member for Pivotal Systems, a publicly listed semiconductor component company, where he chairs the Audit & Risk Management Committee and serves as a member of the Remuneration & Nomination Committee. Between September 2018 and July 2020, Mr. Benton served as Chief Financial Officer of Revasum. Prior to joining Revasum, from August 2017 to September 2018, Mr. Benton served as Senior Vice President and Chief Financial Officer for BrainChip Holdings Ltd., a publicly listed AI software and chip solution provider and developer of neuromorphic circuits. From 2012 to August 2017, Mr. Benton held various positions at Exar Corporation, a fabless semiconductor chip manufacturer (“Exar”), including as Senior Vice President and Chief Financial Officer from 2012 through 2016 and Chief Executive Officer and Executive Board Member from 2016 until the sale of Exar to Maxlinear, Inc. in May 2017. From 1993 to 2012, Mr. Benton worked at several technology companies. He started his career as an auditor at Arthur Andersen & Company in 1991. Mr. Benton received a B.A. of Business Administration in Accounting from the University of Texas at Austin and he passed the State of Texas Certified Public Accountancy exam. We believe Mr. Benton is qualified to serve on the Board due to his deep knowledge of Tempo, his industry expertise and his experience serving on the boards of other public companies.
Omid Tahernia is expected to serve as a member of the New Tempo board of directors following consummation of the Business Combination. Mr. Tahernia has served as a member of ACE’s board of directors since July 2020. Mr. Tahernia is currently an Executive Vice President for Bridgewest Group, LLC (“Bridgewest”), a position he has held since September 2020. Mr. Tahernia has also served as the Chief

Executive Officer of Endura Technologies, a portfolio company of Bridgewest, since January 2021. Mr. Tahernia is the founder of SERNAI Networks, Inc. (“Sernai”), a developer of high-speed communication and intelligence-based interconnect solutions. Mr. Tahernia has served as the Chief Executive Officer of Sernai since November 2018. Since 2016, Mr. Tahernia has acted as a business and strategy advisor to several technology start-ups engaged in the Commercial IoT, Enterprise Data Center, IPTV Service Provider, Digital Healthcare, Artificial Intelligence and Semiconductor industries. From 2012 to 2015, Mr. Tahernia served as the Chief Executive Officer of Ikanos Communications (Nasdaq: IKAN) (“Ikanos”), which was acquired by Qualcomm in 2015. Prior to joining Ikanos, Mr. Tahernia was President and Chief Executive Officer of Tilera Corporation from 2007 to 2011. Before this, Mr. Tahernia spent more than three years at Xilinx, Inc., most recently serving as Corporate Vice President & General Manager of the company’s Processing Solutions Group. Mr. Tahernia worked at Motorola from 1984 to 2004, with his most recent leadership role being Vice President and Director, Strategy and Business Development at Motorola Semiconductors. Mr. Tahernia received an M.S. in Electrical Engineering from Georgia Institute of Technology and a B.S. in Electrical Engineering from Virginia Tech. We believe Mr. Tahernia is qualified to serve on the Board due to his strong track record of leading companies, including public companies, and his industry experience.
Behrooz Abdi is expected to serve as a member of the New Tempo board of directors following consummation of the Business Combination. Mr. Abdi has been ACE’s Chief Executive Officer and the Chairman of ACE’s board of directors since July 2020. Mr. Abdi is currently a Strategic Advisor for the Sensor System Business Company of TDK Corporation, a multinational electronics company, a position he has held since April 2020. Prior to this, from 2012 to March 2020, he was President and Chief Executive Officer of InvenSense, Inc. (NYSE” INVN), a leading provider of sensors for smart phones, drones, wearables, smart homes and the automotive industry. Mr. Abdi currently serves as an advisor to InvenSense. He was previously Chief Executive Officer and President of a network processor company, RMI, from 2007 to 2009, and Executive Vice President of RMI’s acquirer, NetLogic Microsystems (Nasdaq: NETL), from 2009 to 2011. From 2004 until 2007, Mr. Abdi served as Senior Vice President and General Manager of QCT at Qualcomm, Inc. Prior to this, Mr. Abdi worked at Motorola Inc. for 18 years, from 1985 to 2003, where his last role was Vice President and General Manager in charge of the mobile radio frequency and mixed-signal integrated circuits product lines. Mr. Abdi received a bachelors’ degree in electrical engineering from Montana State University-Bozeman and a master’s degree in electrical engineering from the Georgia Institute of Technology. He also serves on the board of the Georgia Institute of Technology and the Montana State University Foundation, as well as the boards of several private companies. We believe that Mr. Abdi is qualified to serve on the Board due to his extensive industry and leadership experience, including serving on public company boards.
Jacqueline Schneider is expected to serve as a member of the New Tempo board of directors following consummation of the Business Combination. Ms. Schneider has served as a member of Tempo’s board of directors since March 2021 and served as a consultant for Tempo on sales and marketing strategy from March 2020 through February 2021. Prior to serving as a member of Tempo’s board, she founded Northpointe Advisors, LLC, a company which offers consulting services to fast-growing technology companies, in November 2019, a venture in which she is still involved. From May 2016 to November 2019, Ms. Schneider served as the Chief Revenue Officer of Field Nation, LLC, a field service marketplace and project management solution that connects companies and contingent labor. As Chief Revenue Officer, Ms. Schneider was responsible for overseeing sales, marketing, customer service, customer success and sales engineering for Field Nation. From 2006 to 2017, she led sales at Proto Labs, Inc., where she oversaw a ten-fold increase in revenue and helped guide the company through a successful IPO. She currently serves on the board of Edge Embossing, a private microstructured plastics manufacturing company, and provides consulting services to various technology companies. She received her B.S. in Business from St. Cloud State University in 1987. We believe that Ms. Schneider is qualified to serve on the Board due to her track record of success in the industry and her experience as an executive.
Matthew Granade is expected to serve as a member of the New Tempo board of directors following consummation of the Business Combination. Mr. Granade has served as a member of Tempo’s board of directors since May 2019. In May 2013, he co-founded Domino Data Lab, Inc., a company that provides a data science platform that can be used to accelerate research, increase collaboration and rapidly deliver models, a venture in which he is still involved. From March 2016 to November 2020, Mr. Granade was a managing partner at Point72 Ventures, LLC, where he managed Point72’s venture capital investment arm, which focused on financial technology, enterprise automation, artificial intelligence, cyber-security and healthcare. He also served as Point72’s Chief Market Intelligence Officer from August 2015 to December 2020. In that role, Mr. Granade oversaw multiple business enterprises, including many of Point72’s innovation initiatives, and directed and managed Point72’s central portfolio. During his tenure with Point72, he oversaw the firm’s efforts to develop unique information assets, including alternative data, for its portfolio managers. Before founding Domino and joining Point72, Mr. Granade was Co-Head of Research at Bridgewater Associates, a systematic macro hedge fund, where he built and led teams that developed insights on the global economy, created new algorithmic systems for capturing alpha, and published Bridgewater’s market commentary, Daily Observations. Mr. Granade currently services on the board of Domino Data Lab and previously served on the board of Imperative Execution Inc., a private company that offers a platform for efficient trading by using machine learning to optimize order matching and reduce costs. He received his A.B. from Harvard College in 1999 and his M.B.A. from Harvard Business School in 2004. We believe that Mr. Granade is qualified to serve on the Board due to his leadership and innovation experience in advanced analytics, data, finance and technology.
Corporate Governance
Composition of the Board of Directors
New Tempo’s business and affairs will be organized under the direction of its board of directors. Behrooz Abdi will serve as Chair of the Board. The primary responsibilities of the Board will be to provide oversight, strategic guidance, counseling, and direction to New Tempo’s management. The Board will meet on a regular basis and additionally as required.
In accordance with the terms of the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, the New Tempo board of directors may establish the authorized number of directors from time to time by resolution. The New Tempo board of directors will consist of up to eight members upon the consummation of the Business Combination. In accordance with the Proposed Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, the New Tempo board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. New Tempo’s directors will be divided among the three classes as follows:

•
the Class I directors will be            and Omid Tahernia, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•
the Class II directors will be Jackie Schneider, Matthew Granade and             , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•
the Class III directors will be Behrooz Abdi, Joy Weiss and Ryan Benton, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Director Independence
As a result of New Tempo’s common stock being listed on Nasdaq following the consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Behrooz Abdi, Jackie Schneider, Matthew Granade, Omid Tahernia,               and               qualifies as “independent” as defined under the applicable Nasdaq rules.

Role of the Board in Risk Oversight
Upon the consummation of the Business Combination, one of the key functions of the New Tempo board of directors will be informed oversight of New Tempo’s risk management process. The New Tempo board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, the Board will be responsible for monitoring and assessing strategic risk exposure, and New Tempo’s audit committee will have the responsibility to consider and discuss New Tempo’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Tempo’s compensation committee will also assess and monitor whether New Tempo’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Committees of the Board of Directors
Upon the consummation of the Business Combination, the Board will have an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. The board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
New Tempo’s audit committee will consist of            , Matthew Granade and            , with             serving as chairperson. ACE’s board of directors has determined that            , Matthew Granade and             satisfy the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act and that             is an “audit committee financial expert” within the meaning of SEC regulations. Each member of the New Tempo audit committee will be able to read and understand fundamental financial statements in accordance with applicable requirements. To make these determinations, ACE’s board of directors has examined each audit committee member’s scope of experience and the nature of their employment.
The primary purpose of the audit committee will be to discharge the responsibilities of the Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee New Tempo’s independent registered public accounting firm. Specific responsibilities of our audit committee include:
•
helping the New Tempo board of directors oversee corporate accounting and financial reporting processes;

•
managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit New Tempo’s consolidated financial statements;

•
discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent accountants, New Tempo’s interim and year-end operating results;

•
developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•
reviewing related person transactions;

•
obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes New Tempo’s internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•
approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee
New Tempo’s compensation committee will consist of Jackie Schneider, Matthew Granade and Omid Tahernia, with Jackie Schneider serving as chairperson. ACE’s board of directors has determined that each member of the compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The primary purpose of the compensation committee will be to discharge the responsibilities of New Tempo board of directors in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors, and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:
•
reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

•
reviewing and recommending to the New Tempo board of directors the compensation of directors;

•
administering the incentive award plans and other benefit programs;

•
reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

•
reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee
New Tempo’s nominating and corporate governance committee will consist of Behrooz Abdi and Jackie Schneider, with Behrooz Abdi serving as chairperson. ACE’s board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards.
Specific responsibilities of the nominating and corporate governance committee will include:
•
identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the New Tempo board of directors;

•
considering and making recommendations to the New Tempo board of directors regarding the composition and chairmanship of the committees of the New Tempo board of directors;

•
developing and making recommendations to the New Tempo board of directors regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

•
overseeing periodic evaluations of the performance of the New Tempo board of directors, including its individual directors and committees.

Code of Ethics
Following the consummation of the Business Combination, New Tempo will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New Tempo’s website, http://www.tempoautomation.com/investor-relations. In addition, New Tempo intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to the New Tempo website address does not constitute incorporation by reference of the information contained at or available through New Tempo’s website, and you should not consider it to be a part of this proxy statement/prospectus.
Compensation Committee Interlocks and Insider Participation
Ryan Benton currently serves as the Chief Financial Officer of Tempo and as a member of the ACE board of directors and the compensation committee thereof. Mr. Benton is also expected to serve as the Chief Financial Officer of New Tempo following the consummation of the Business Combination. Behrooz

Abdi currently serves as the Chief Executive Officer and Chairman of the board of directors of ACE, and is expected to serve as a member of the Board following consummation of the Business Combination. None of the current members of Tempo’s compensation committee has ever been an executive officer or employee of Tempo or ACE, and, other than Mr. Benton, no current or former officer or employee of either Tempo or ACE has been a member of the board of directors of either Tempo or ACE and participated in deliberations concerning executive officer compensation. Other than Mr. Benton and Mr. Abdi, none of New Tempo’s executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the Board or compensation committee.
Non-Employee Director Compensation
Tempo has regularly issued members of its board of directors options to purchase stock of Tempo pursuant to its existing incentive award plan. In 2021, Mr. Granade, the chairman of the board of directors of Tempo, was granted an option to purchase a total of 178,257, which vest immediately upon the closing of a SPAC Merger, such as the Business Combination, on or before December 31, 2022. Mr. Granade was also granted an option to purchase a total of 127,326 shares, which vest and become exercisable with respect to 1/24th of the shares subject thereto in equal monthly installments on each monthly anniversary of the applicable vesting start date. In 2021, Ms. Schneider was granted an option to purchase a total of 127,326 shares, which vest and become exercisable with respect to 1/24th of the shares of the shares subject thereto in equal monthly installments on each monthly anniversary of the applicable vesting start date.
The New Tempo board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that New Tempo is able to recruit and retain qualified directors. Upon the consummation of the Business Combination, New Tempo will adopt a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling New Tempo to attract, retain, incentivize, and reward directors who contribute to the long-term success of New Tempo.
Limitation on Liability and Indemnification of Directors and Officers
New Tempo’s Proposed Certificate of Incorporation, which will be effective upon consummation of the Business Combination, will limit a director’s liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
•
for any transaction from which the director derives an improper personal benefit;

•
for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
for any unlawful payment of dividends or redemption of shares; or

•
for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Delaware law and the Proposed Bylaws provide that New Tempo will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, New Tempo will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New Tempo to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.
New Tempo plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in New Tempo’s Proposed Certificate of Incorporation and Proposed Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION
ACE’s Executive Officer and Director Compensation
None of ACE’s directors or executive officers have received any cash compensation for services rendered to ACE. Between July 2020 and June 2021, ACE accrued an obligation to the Sponsor a total of $10,000 per month for office space, administrative and support services. The Sponsor, directors and executive officers, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on ACE’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. ACE’s audit committee reviews on a quarterly basis all payments that were made by ACE to the Sponsor, directors, executive officers or ACE or any of their affiliates. In May 2020, the Sponsor transferred 40,000 founder shares to Kenneth Klein, 35,000 founder shares to each of Omid Tahernia, Ryan Benton and Raquel Chmielewski and 10,000 founder shares to Minyoung Park, at their original per-share purchase price. In October 2021, the Sponsor distributed 1,678,500 founder shares to Sunny Siu.
After the completion of ACE’s initial business combination, directors or executive officers of ACE who remain with the combined company may be paid consulting or management fees from the combined company. ACE has not established any limit on the amount of such fees that may be paid by the combined company to ACE’s directors or executive officers. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to ACE’s directors and executive officers will be determined, or recommended to the board of directors of the combined company for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on its board of directors.
ACE does not intend to take any action to ensure that members of its management team maintain their positions with the combined company after the consummation of ACE’s initial business combination, although it is possible that some or all of ACE’s officers and directors may negotiate employment or consulting arrangements to remain with the combined company after ACE’s initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with the combined company may influence the motivation of ACE’s management in identifying or selecting a target business but ACE does not believe that the ability of its management to remain with the combined company after the consummation of ACE’s initial business combination will be a determining factor in ACE’s decision to proceed with any potential business combination. ACE is not party to any agreements with its directors or executive officers that provide for benefits upon termination of employment.
For more information about the interests of ACE’s directors and executive officers in the Business Combination, see the section titled “Business Combination Proposal — Interests of ACE’s Directors and Executive Officers in the Business Combination.”
Tempo’s Executive Officer and Director Compensation
Throughout this section, unless otherwise noted, “the company,” “we,” “us,” “our” and similar terms refer to Tempo Automation, Inc. prior to the Business Combination.
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2021 Summary Compensation Table” below. In 2021, our “named executive officers” and their positions as of December 31, 2020, were as follows:
•
Joy Weiss, our President and Chief Executive Officer;

•
Ryan Benton, our Chief Financial Officer; and

•
Ralph Richart, our Chief Technology Officer.

Mr. Richart served as our Vice President of Operations through February 28, 2021, was appointed as our Chief Technology Officer effective March 1, 2021 and was appointed as our Chief Technology and Manufacturing Officer effective August 8, 2022.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.
2021 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2020 and 2021.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total
Joy Weiss	2021	450,075	—	1,543,727	—	—	1,993,802
President and Chief Executive Officer	2020	390,000	—	—	—	—	390,000
Ryan Benton	2021	375,075	—	186,397	—	—	561,472
Chief Financial Officer	2020	149,772	—	502,332	—	—	652,104
Ralph Richart	2021	342,583	—	250,647	—	—	593,230
Chief Technology Officer	2020	295,000	—	194,587	—	—	489,587

(1)
Amounts represent the aggregate base salary actually paid to our named executive officers in the applicable year.

(2)
Amounts represent the aggregate grant date fair value of stock options granted to our named executive officers during the applicable year computed in accordance with ASC Topic 718. Assumptions used to calculate these amounts for 2021 are included in our consolidated financial statements included in this proxy statement/prospectus.

NARRATIVE TO SUMMARY COMPENSATION TABLE
2021 Salaries
The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For 2021, our named executive officers’ annual base salaries were as follows: Ms. Weiss: $450,000; Mr. Benton: $375,000; and Mr. Richart: $350,000.
Mr. Richart’s annual base salary was increased from $305,000 to $350,000 upon his appointment as our Chief Technology Officer, effective March 1, 2021.
2021 Bonuses
We maintained an annual performance-based cash bonus program for 2021 in which our named executive officers participated. Bonus payments under the 2021 bonus program were determined based on achievement of certain corporate performance goals approved by our board of directors, subject to the applicable executive’s continued employment through December 31, 2021. For the year ended December 31, 2021, our named executive officers’ target bonuses (expressed as a percentage of base salary) were as follows: Ms. Weiss: 20%; Mr. Benton: 20%; and Mr. Richart: 20%.
Under our 2021 annual bonus program, the applicable performance metrics consisted of achievement of certain company revenue, bookings and gross margin targets. Due to the impact of the COVID-19 pandemic, the Company determined not to pay bonuses in respect of 2021 (including to our named executive officers).

Equity Compensation
We have historically granted stock options to our employees under our Equity Incentive Plan (as amended, the “2015 Plan”), including our named executive officers, in order to attract and retain our employees, as well as to align their interests with the interests of our stockholders.
On March 29, 2021, we granted to Ms. Weiss under the 2015 Plan: (i) a time-vesting option to purchase 1,016,454 shares of our common stock at an exercise price of $0.94 per share, and (ii) a performance-vesting option to purchase 508,227 shares of our common stock at an exercise price of $0.94 per share. Ms. Weiss’ time-vesting option vests and becomes exercisable as to 1/24th of the shares subject thereto on each monthly anniversary of September 23, 2021, subject to Ms. Weiss’ continued service with us through the applicable vesting date. Notwithstanding the foregoing, if Ms. Weiss’ employment is terminated by the company without “cause” or due to her resignation for “good reason” (each as defined in her offer letter, as discussed below), in either case, within three months before, or eighteen months after, a “change in control” or “corporate transaction” of the company (each as defined in the 2015 Plan or any successor equity incentive plan), or if Ms. Weiss’s employment terminates due to her death or disability within eighteen months after any such event, then, subject to her execution and non-revocation of a release of claims in favor of the company, resignation from the company’s board of directors, and continued compliance with certain post-termination obligations (including applicable restrictive covenants), Ms. Weiss’ time-vesting option will vest in full (to the extent then-unvested) upon such termination. Ms. Weiss’ performance-vesting option vests and becomes exercisable as to 100% of the shares subject thereto upon the closing of a “qualified transaction” (generally defined to include (x) an initial public offering of the company’s equity securities, (y) the closing of an equity financing round with pre-money proceeds of at least $300.0 million and net proceeds to the company of at least $25.0 million, or (z) the company’s merger or consolidation with a special purpose acquisition company (a “SPAC”) or a subsidiary thereof in which all or substantially all of the company’s securities are converted into cash or shares of such SPAC and the capital stock of the surviving corporation is listed on a national securities exchange) that occurs on or before December 31, 2022, subject to Ms. Weiss’ continued employment as an executive officer of the company through the applicable vesting date.
On July 3, 2021, we granted to Mr. Benton under the 2015 Plan an option to purchase 275,365 shares of our common stock at an exercise price of $2.82 per share. Mr. Benton’s option vests and becomes exercisable as to 1/4th of the shares subject thereto on the first anniversary of July 2, 2021, and as to 1/48th of the shares subject thereto in equal monthly installments thereafter, subject Mr. Benton’s continued service with us through the applicable vesting date. Notwithstanding the foregoing, if Mr. Benton’s employment is terminated by the company without “cause” or due to her resignation for “good reason” (each as defined in his offer letter, as discussed below), in either case, within three months before, or eighteen months after, a “change in control” or “corporate transaction” of the company (each as defined in the 2015 Plan or any successor equity incentive plan), or if Mr. Benton’s employment terminates due to his death or disability within eighteen months after any such event, then, subject to his execution and non-revocation of a release of claims in favor of the company and continued compliance with certain post-termination obligations (including applicable restrictive covenants), Mr. Benton’s 2021 option will vest in full (to the extent then-unvested) upon such termination.
In addition, on March 29, 2021, we granted to Mr. Richart under the 2015 Plan an option to purchase 254,113 shares of our common stock at an exercise price of $0.94 per share. Mr. Richart’s option vests and becomes exercisable, as follows: (i) 50% of the shares subject to the option vest and become exercisable upon the closing of a “qualified transaction” (generally defined to include (x) an initial public offering of the company’s equity securities, (y) the closing of an equity financing round with pre-money proceeds of at least $300.0 million and net proceeds to the company of at least $25.0 million, or (z) the company’s merger or consolidation with a SPAC or a subsidiary thereof in which all or substantially all of the company’s securities are converted into cash or shares of such SPAC and the capital stock of the surviving corporation is listed on a national securities exchange) that occurs on or before December 31, 2022, subject to Mr. Richart’s continued employment as an executive officer of the company through the applicable vesting date, and (ii) thereafter, the remaining 50% of the shares subject to the option vest and become exercisable in equal monthly installments on each of the first twelve monthly anniversaries of the date of the qualified transaction, subject to Mr. Richart’s continued employment as an executive officer of the company through the applicable vesting date.

The 2021 options granted to our named executive officers will vest in full, to the extent then-unvested, upon a “change in control” or “corporate transaction” of the company (within the meaning of the 2015 Plan or any successor plan), or any other event in which such option would otherwise be terminated, subject to the applicable executive’s continued service with the company through such event.
In connection with the Business Combination, ACE’s board of directors intends to adopt the Tempo Automation Holdings, Inc. 2022 Incentive Award Plan (referred to in this proxy statement/prospectus as the 2022 Plan), subject to approval by ACE’s shareholders. If approved by ACE’s shareholders, the 2022 Plan will be effective as of the date it is approved by ACE’s shareholders. For additional information about the 2022 Plan, please see the section entitled “Incentive Award Plan Proposal.”
Other Elements of Compensation
Retirement Plan
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We did not make any discretionary matching contributions in 2021.
Employee Benefits
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•
medical, dental and vision benefits;

•
medical and dependent care flexible spending accounts;

•
short-term and long-term disability insurance;

•
life insurance; and

•
employee assistance program.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2021.

				Option Awards
Name	Grant Date	Vesting Start Date	Notes	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Joy Weiss	4/27/2015	1/26/2015	(1)(5)(6)(8)	31,250			0.046	4/26/2025
	1/20/2016	12/17/2015	(1)(5)(6)(8)	60,000			0.33	1/19/2026
	1/24/2018	12/18/2017	(1)(5)(6)(8)	100,000			0.97	1/23/2028
	11/8/2019	9/23/2019	(1)(5)(6)	1,519,205			1.46	11/7/2029
	3/29/2021	N/A	(2)(6)			508,227	0.94	3/28/2031
	3/29/2021	9/23/2021	(1)(5)(6)	127,056	889,398		0.94	3/28/2031
Ryan Benton	7/29/2020	N/A	(2) (5)(6)			258,368	0.94	7/28/2030
	7/29/2020	7/13/2020	(3)(6)(7)	290,664	484,441		0.94	7/28/2030
	7/3/2021	7/2/2021	(3)(5)(6)		275,365		2.82	7/2/2031
Ralph Richart	8/3/2018	8/2/2018	(1)(5)(6)	7,500			0.97	8/2/2028
	7/25/2019	4/30/2019	(3)(5)(6)	73,333	3,6667		1.46	7/24/2029
	7/29/2020	7/29/2020	(4)(5)(6)	58,125	105,995		0.94	7/28/2030
	11/4/2020	11/4/2020	(4)(5)(6)	67,212	163,232		0.94	11/3/2030
	3/29/2021	N/A	(6)(9)			254,113	0.94	3/28/2031

(1)
Represents an option vesting with respect to 1/24th of the shares subject thereto on each monthly anniversary of the applicable vesting start date, subject to the applicable executive’s continued service through the applicable vesting date.

(2)
Represents an option that vests and becomes exercisable as to 100% of the shares subject thereto upon the occurrence of a “qualified transaction” (generally defined to include (i) an initial public offering of the company’s equity securities, (ii) the closing of an equity financing round with pre-money valuation of at least $300.0 million and net proceeds to the company of at least $25.0 million or (iii) Tempo’s merger or consolidation with a SPAC or a subsidiary thereof in which all or substantially all of Tempo’s securities are converted into cash or shares of such SPAC and the capital stock of the surviving corporation is listed on a national securities exchange) that occurs on or before December 31, 2022, subject to the applicable executive’s continued employment as an executive officer of Tempo through the applicable vesting date.

(3)
Represents an option vesting with respect to 25% of the shares subject thereto on the first anniversary of the vesting start date, and with respect to 1/48th of the shares subject to the option on each monthly anniversary of the applicable vesting start date thereafter, subject to the applicable executive’s continued service through the applicable vesting date.

(4)
Represents an option vesting with respect to 1/48th of the shares subject thereto on each monthly anniversary of the applicable vesting start date, subject to the applicable executive’s continued service through the applicable vesting date.

(5)
The option will vest in full (to the extent then-unvested) upon (i) a termination of the applicable executive’s service by the company without “cause” or by the executive for “good reason”, in either case, within three months before or eighteen months after a “change in control” or “corporate transaction” of the company (each as defined in the 2015 Plan), or (ii) a termination of the applicable executive’s service due to the executive’s death or disability within eighteen months after a “change in control” or “corporate transaction” of the company. The foregoing accelerated vesting is subject to the satisfaction of certain conditions (including the executive’s execution of a release) set forth in the applicable executive’s offer letter (as described in more detail below under “Executive Compensation Arrangements — Offer Letters”).

(6)
The option will vest in full, to the extent then-unvested, upon a “change in control” or “corporate transaction” of the company (within the meaning of the 2015 Plan or any successor plan), or any other event in which such options would otherwise be terminated, subject to the applicable executive’s continued employment with the company through such event.

(7)
Upon a termination of the applicable executive’s service by the company without “cause” or by the executive for “good reason”, in either case, more than three months before or more than eighteen months after a “change in control” or “corporate transaction” of the company (each as defined in the 2015 Plan), the option will vest with respect to the number of shares that would, absent the applicable executive’s termination of service, otherwise vest during the six-month period following such termination. The foregoing accelerated vesting is subject to the satisfaction of certain conditions (including the executive’s execution of a release) set forth in the applicable executive’s offer letter (as described in more detail below under “Executive Compensation Arrangements — Offer Letters”).

(8)
Represents an option granted to Ms. Weiss in respect of her service, prior to Ms. Weiss becoming our President and Chief Executive Officer, as an advisor and member of Tempo’s board of directors.

(9)
Represents an option that vests and becomes exercisable as follows: (i) 50% of the shares subject to the option vest and become exercisable upon the closing of a “qualified transaction” (generally defined to include (x) an initial public offering of Tempo’s equity securities, (y) the closing of an equity financing round with pre-money proceeds of at least $300.0 million and net proceeds to Tempo of at least $25.0 million or (z) Tempo’s merger or consolidation with a SPAC or a subsidiary thereof in which all or substantially all of Tempo’s securities are converted into cash or shares of such SPAC and the capital stock of the surviving corporation is listed on a national securities exchange) that occurs on or before December 31, 2022, subject to the applicable executive’s continued employment as an executive officer of the company through the applicable vesting date, and (ii) thereafter, the remaining 50% of the shares subject to the option vest and become exercisable in equal monthly installments on each of the first twelve monthly anniversaries of the date of the qualified transaction, subject to the applicable executive’s continued service as an executive officer of Tempo through the applicable vesting date.

Executive Compensation Arrangements
Offer of Employment Letters
During 2021, we were party to offer of employment letters with each of our named executive officers, the material terms of which are summarized below. In 2021, we entered into amended and restated offer of employment letters with each of Ms. Weiss and Mr. Richart, which superseded their prior offer of employment letters. The material terms of the new offer of employment letters are described below.
Joy Weiss Offer Letters
2019 Offer Letter
Pursuant to an employment offer letter between us and Ms. Weiss, dated August 20, 2019, Ms. Weiss was employed as our President and Chief Executive Officer. Ms. Weiss’s 2019 offer letter provided for an annual base salary, the grant of a stock option, and eligibility to participate in our employee benefit plans. In addition, the 2019 offer letter provided that, if Ms. Weiss’s employment was terminated by the company without “cause” or due to Ms. Weiss’s resignation for “good reason” (each, as defined in her offer letter), in either case, during the two-year period beginning on Ms. Weiss’s employment start date, then, subject to her execution of a release of claims, Ms. Weiss would be entitled to payment of her base salary through the remainder of such two-year period.
2021 Offer Letter
We are currently party to an amended employment offer letter, dated March 10, 2021, with Ms. Weiss (which superseded her 2019 offer letter), pursuant to which Ms. Weiss serves as our President and Chief Executive Officer. Ms. Weiss’s 2021 offer letter sets forth the terms and conditions of her employment, including her base salary, target annual bonus opportunity, eligibility to participate in our employee benefit plans, and reimbursement for business expenses in accordance with company policy. Ms. Weiss’s offer letter also provides that the company will grant to her during 2021, under the 2015 Plan, (i) a time-vesting option to purchase 1,016,454 shares of company common stock and (ii) a performance-vesting option to purchase 508,227 shares of company common stock, in each case, as described in more detail above under “— Equity Compensation.”
Ms. Weiss’s 2021 offer letter provides that if her employment is terminated by Tempo without “cause” (as defined in her offer letter, and other than due to her disability or death) or due to Ms. Weiss’s resignation for “good reason” (as defined in her offer letter), subject to Ms. Weiss’s execution and non-revocation of a release of claims in favor of Tempo, resignation from Tempo’s board of directors, and continued compliance with certain post-termination obligations (including applicable restrictive covenants), she will become entitled to severance benefits consisting of: (i) an amount equal to six (6) months of her base salary, and (ii) company-subsidized healthcare continuation coverage for up to six (6) months following the date of termination. In addition, if Ms. Weiss’s employment is terminated by the company without “cause” or due to her resignation for “good reason,” in any case, within three months before, or eighteen months after, a “change in control” or “corporate transaction” of the company (each as defined in the 2015 Plan or any successor equity incentive plan), or if Ms. Weiss’s employment terminates due to her death or disability within eighteen months after any such event, then, subject to the satisfaction of the conditions described above, Ms. Weiss will be entitled to full vesting of her then-outstanding time-vesting equity awards upon such termination.
Ms. Weiss’s 2021 offer letter includes a Code Section 280G “best pay” provision, pursuant to which any “parachute payments” that become payable to her in connection with a change in control of the company will either be paid in full or reduced so that such payments are not subject to the excise tax imposed under Code Section 4999, whichever results in the better after-tax treatment for Ms. Weiss.
Pursuant to the terms of her 2021 offer letter, Ms. Weiss also entered into a separate agreement which includes standard invention assignment provisions, confidential information and non-disclosure covenants, an employee non-solicitation covenant effective during employment and for one year following the termination of Ms. Weiss’s employment, and a covenant not to compete with the company during the term of Ms. Weiss’s employment.
Ryan Benton Offer Letter
We are party to an employment offer letter with Mr. Benton, dated June 9, 2020, pursuant to which Mr. Benton serves as our Chief Financial Officer. Mr. Benton’s offer letter sets forth the terms and conditions of his employment, including his base salary, target annual bonus opportunity, eligibility to participate in our employee benefit plans, and reimbursement for business expenses in accordance with company policy.
Mr. Benton’s offer letter provides that if his employment is terminated by the company without “cause” (as defined in his offer letter, and other than due to his disability or death) or due to Mr. Benton’s resignation for “good reason” (as defined in his offer letter), subject to Mr. Benton’s execution and non-revocation of a release of claims in favor of the company and continued compliance with certain post-termination obligations (including applicable restrictive covenants), he will become entitled to severance benefits consisting of: (i) an amount equal to six (6) months of his base salary, (ii) a pro-rated target annual bonus for the year of termination, (iii) company-subsidized healthcare continuation coverage for up to six (6) months following the date of termination, and (iv) unless such termination occurs within three months before, or eighteen months after, a “change in control” or “corporate transaction” (as discussed in the following sentence), six months’ accelerated vesting of his then-outstanding time-vesting equity awards. In addition, if Mr. Benton’s employment is terminated by the company without “cause” or due to his resignation for “good reason,” in any case, within three months before, or eighteen months after, a “change in control” or “corporate transaction” of the company (each as defined in the 2015 Plan or any successor equity incentive plan), or if Mr. Benton’s employment terminates due to his death or disability within eighteen months after any such event, then, subject to the satisfaction of the conditions described above, Mr. Benton will be entitled to full vesting of his then-outstanding time-vesting equity awards upon such termination.
Mr. Benton’s offer letter includes a Code Section 280G “best pay” provision, pursuant to which any “parachute payments” that become payable to him in connection with a change in control of the company will either be paid in full or reduced so that such payments are not subject to the excise tax imposed under Code Section 4999, whichever results in the better after-tax treatment for Mr. Benton.
Pursuant to the terms of his offer letter, Mr. Benton also entered into a separate agreement which includes standard invention assignment provisions, confidential information and non-disclosure covenants, an employee non-solicitation covenant effective during employment and for one year following the termination of Mr. Benton’s employment, and a covenant not to compete with the company during the term of Mr. Benton’s employment.
Ralph Richart Offer Letter
2019 Offer Letter
Pursuant to an employment offer letter between us and Mr. Richart, dated April 29, 2019, Mr. Richart was employed as Vice President of Operations. Mr. Richart’s 2019 offer letter provided for an annual base salary, the grant of a stock option, and eligibility to participate in our employee benefit plans. Mr. Richart was not entitled to severance under his 2019 offer letter.
2021 Offer Letter
We are currently party to an amended employment offer letter with Mr. Richart, dated April 15, 2021 (which superseded his 2019 offer letter), pursuant to which Mr. Richart serves as our Chief Technology Officer. Mr. Richart’s 2021 offer letter sets forth the terms and conditions of his employment, including his base salary, target annual bonus opportunity, eligibility to participate in our employee benefit plans, and reimbursement for business expenses in accordance with applicable company policy.
Mr. Richart’s 2021 offer letter provides that if his employment is terminated by the company without “cause” (as defined in his offer letter, and other than due to his disability or death) or due to Mr. Richart’s resignation for “good reason” (as defined in his offer letter), subject to Mr. Richart’s execution and non-revocation of a release of claims in favor of the company and continued compliance with certain post-termination obligations (including applicable restrictive covenants), he will become entitled to severance benefits consisting of: (i) an amount equal to six (6) months of his base salary, and (ii) company-subsidized healthcare continuation coverage for up to six (6) months following the date of termination. In addition, if Mr. Richart’s employment is terminated by the company without “cause” or due to his resignation for “good reason,” in any case, within three months before, or eighteen months after, a “change in control” or “corporate transaction” of the company (each as defined in the 2015 Plan or any successor equity incentive plan), or if Mr. Richart’s employment terminates due to his death or disability within eighteen months after any such event, then, subject to the satisfaction of the conditions described above, Mr. Richart will be entitled to full vesting of his time-vesting stock option granted in 2020 upon such termination.
Mr. Richart’s 2021 offer letter includes a Code Section 280G “best pay” provision, pursuant to which any “parachute payments” that become payable to him in connection with a change in control of the company will either be paid in full or reduced so that such payments are not subject to the excise tax imposed under Code Section 4999, whichever results in the better after-tax treatment for Mr. Richart.
Pursuant to the terms of his 2021 offer letter, Mr. Richart also entered into a separate agreement which includes standard invention assignment provisions, confidential information and non-disclosure covenants, an employee non-solicitation covenant effective during employment and for one year following the termination of Mr. Richart’s employment, and a covenant not to compete with the company during the term of Mr. Richart’s employment.
Director Compensation
During our fiscal year ended December 31, 2021, only two of our non-employee directors (Matthew Granade and Jaqueline Schneider) received compensation for their services on our board of directors. None of our other non-employee directors received compensation from the company during 2021 in respect of their services on our board. Ms. Weiss (who served as our President and Chief Executive Officer in 2021), Jeff Kowalski (who served as our Chief Product Officer in 2021 after his board service ended), and Jeff McAlvay

(who served as Principal Data Analyst during 2021) also served on our board of directors during 2021, but they did not receive any additional compensation for their service as directors during 2021.
We have not historically maintained a formal non-employee director compensation program; however, we have made stock option grants to non-employee directors from time to time. During 2021, the Company granted options to purchase shares of our common stock to each of Mr. Granade and Ms. Schneider for their service as non-employee directors during 2021, as described below.
On March 30, 2021, we granted to Mr. Granade under the 2015 Plan: (i) a time-vesting option to purchase 127,326 shares of our common stock at an exercise price of $0.94 per share, and (ii) a performance-vesting option to purchase 178,257 shares of our common stock at an exercise price of $0.94 per share. Mr. Granade’s time-vesting option vests and becomes exercisable as to 1/24th of the shares subject thereto on each monthly anniversary of March 30, 2021, subject to Mr. Granade’s continued service on the board of directors through the applicable vesting date. Mr. Granade’s performance-vesting option vests and becomes exercisable as to 100% of the shares subject thereto upon the occurrence of a “qualified transaction” (generally defined to include (x) an initial public offering of the company’s equity securities, (y) the closing of an equity financing round with pre-money proceeds of at least $300.0 million and net proceeds to the company of at least $25.0 million or (z) the company’s merger or consolidation with a SPAC or a subsidiary thereof in which all or substantially all of the company’s securities are converted into cash or shares of such SPAC and the capital stock of the surviving corporation is listed on a national securities exchange) that occurs on or before December 31, 2022, subject to Mr. Granade’s continued service as chairman of the board of directors through the applicable vesting date.
In addition, on March 29, 2021, we granted to Ms. Schneider under the 2015 Plan an option to purchase 127,326 shares of our common stock at an exercise price of $0.94 per share. Ms. Schneider’s option vests and becomes exercisable as to 1/24th of the underlying shares subject thereto on each monthly anniversary of March 29, 2021, subject to Ms. Schneider’s continued service on the board of directors through each applicable vesting date.
No other compensation was paid, and no options or other stock awards were granted, to our non-employee directors during 2021 in respect of their service as non-employee directors.
2021 Director Compensation Table
The following table sets forth information concerning the compensation of the company’s directors for the year ended December 31, 2021.
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Matthew Granade	—	307,457	—	307,457
Jacqueline Dee Schneider	—	128,399	1,241(3)	129,640

(1)
Amount represents the aggregate grant date fair value of stock options granted to our non-employee directors during 2021 computed in accordance with ASC Topic 718. Assumptions used to calculate these amounts are included in our consolidated financial statements included in this prospectus/proxy statement.

(2)
As of December 31, 2021, Mr. Granade and Ms. Schneider held options covering 305,583 and 134,826 shares of our common stock, respectively. No other options or stock awards were held by our non-employee directors as of December 31, 2021.

(3)
Prior to Ms. Schneider’s appointment to our board of directors on March 29, 2021, on December 1, 2020, in connection with her service as an advisor to our company, we granted to Ms. Schneider under the 2015 Plan an option to purchase 2,500 shares of our common stock at an exercise price of $0.94 per share. The option vests and becomes exercisable as to 1/3rd of the shares subject thereto on each monthly anniversary of December 1, 2020, subject to Ms. Schneider’s continued service through the applicable vesting date. The amount in this column for Ms. Schneider represents the aggregate grant date fair value of such stock option computed in accordance with ASC Topic 718. Assumptions used to calculate these amounts are included in our consolidated financial statements included in this prospectus/proxy statement.
In connection with the Business Combination, we intend to implement a compensation program for our non-employee directors, the terms and conditions of which are not yet known.
Director Compensation Program
In connection with the Business Combination, we intend to adopt a compensation program for our non-employee directors (the “Director Compensation Program”), which we expect to take effect upon the Closing. Pursuant to the Director Compensation Program, we expect that the non-employee directors of the Board will be eligible to receive cash and equity compensation for their services on our Board. The material terms of the Director Compensation Program are summarized below.
Cash Compensation
Under the Director Compensation Program, our non-employee directors are expected to be entitled to cash compensation in the following amounts:
• Annual cash retainer	$42,000
• Additional annual retainer for the chairperson of the Board	$40,000
• Additional annual retainer for the lead independent director	$15,000
• Annual cash retainer for service as the Chair of a Committee of the Board:
• Audit Committee	$20,000
• Compensation Committee	$15,000
• Nominating and Governance Committee	$10,000
• Annual cash retainer for service as a member (non-Chair) of a Committee of the Board:
• Audit Committee	$10,000
• Compensation Committee	$7,500
• Nominating and Governance Committee	$5,000
Annual cash retainers are expected to be paid quarterly in arrears and pro-rated for any partial calendar quarter of service.
Equity Compensation
Initial Awards.    Under the Director Compensation Program, each non-employee director who is initially elected or appointed to serve on the Board on or after the Closing will automatically be granted (A) an award of restricted stock units (“RSUs”) with an aggregate grant date value of $200,000 and (B) an option to purchase 30,000 shares of Company common stock (each, an “Initial Award”). Each Initial Award will vest as to 1/3rd of the shares of Company common stock subject thereto on each of the first three anniversaries of the applicable grant date, subject to the applicable director’s continued service on the Board through the applicable vesting date.
Annual Awards.   Each non-employee director who has served on the Board as of the date of an annual meeting of stockholders that occurs after Closing and will continue to serve as a non-employee director immediately following such meeting will automatically be granted (A) an award of RSUs with an aggregate grant date value of $10,000 and (B) an option to purchase 15,000 shares of Company common stock (each, an “Annual Award”). Each Annual Award will vest in full on the earlier of the first anniversary of the applicable grant date and the date of our next annual shareholder meeting following the grant date, subject to the applicable director’s continued service on the Board through the applicable vesting date.
In addition, Initial Awards and Annual Awards granted under the Director Compensation Program are expected to vest in full upon a “change in control” of the Company (as defined in the 2022 Plan) if the non-employee will not become a member of the Board or the board of directors of the Company’s successor (or any parent thereof) following such change in control.

The number of shares of our Common Stock subject to any Initial Award or Annual Award denominated in dollars will be determined by dividing the dollar value of such Director Award by the closing price of a share of Company common stock as of the applicable grant date. Any stock options granted under the Director Compensation Program will have an exercise price equal to the fair market value of the underlying shares on the date of grant and will expire not later than ten years after the date of grant.
Compensation under the Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2022 Plan (or any successor plan).

BENEFICIAL OWNERSHIP OF SECURITIES OF ACE AND NEW TEMPO
The following table sets forth information regarding (i) the beneficial ownership of ACE ordinary shares as of August 9, 2022, and (ii) the expected beneficial ownership of shares of New Tempo common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:
•
each person who is known to be the beneficial owner of more than 5% of ACE ordinary shares and is expected to be the beneficial owner of more than 5% of shares of New Tempo common stock post- Business Combination;

•
each of ACE’s current executive officers and directors;

•
each person who will become an executive officer or director of New Tempo post-Business Combination; and

•
all executive officers and directors of ACE as a group pre-Business Combination, and all executive officers and directors of New Tempo as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable, exercisable within 60 days, or exercisable as a result of the Business Combination.
The beneficial ownership of ACE ordinary shares pre-Business Combination is based on 9,695,298 ACE ordinary shares issued and outstanding as of August 9, 2022, which includes an aggregate of 5,750,000 ACE Class B ordinary shares outstanding as of such date.
The expected beneficial ownership of shares of New Tempo common stock post-Business Combination assumes two scenarios:

(i)
a “no redemption” scenario where (i) no public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) New Tempo issues 16,500,000 shares of New Tempo common stock; and a “maximum redemption” scenario where (i) 2,998,096 ACE ordinary shares (ACE’s estimate of a number of public shares that could be redeemed in connection with the Business Combination or our extension proposal, in the aggregate, in order to satisfy the closing conditions contained in the Merger Agreement at approximately $10.13 per share based on trust account figures as of March 31, 2022, including the expected proceeds received from the Promissory Note with the Sponsor, are redeemed in connection with the Business Combination or our extension proposal, in the aggregate, (ii) New Tempo issues 16,500,000 shares of New Tempo common stock.

(ii)
In connection with the shareholder approval of the extension of the date by which ACE must complete an initial business combination, the Sponsor agreed to loan to ACE $0.03 per month for each public share not redeemed in connection with such extension, up to $1.5 million, which amounts will be deposited into the trust account established in connection with ACE’s initial public offering. As of        , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, the Sponsor’s obligation is approximately $        per public share. On June 30, 2022, ACE and the Sponsor amended and restated such loan in its entirety to, among other things, increase the aggregate principal amount available there under from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions.

Based on the foregoing assumptions, we estimate that there would be 28,400,297 shares of New Tempo common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 26,412,201 shares of New Tempo common stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption”

scenario. If the actual facts are different from the foregoing assumptions, ownership figures in New Tempo and the columns under Post-Business Combination in the table that follows will be different.
The following table does not reflect record of beneficial ownership of any shares of New Tempo common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of August 9, 2022.
Unless otherwise indicated, ACE believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.
	Pre-Business Combination				Post-Business Combination
	Number of Ordinary Shares(2)	% of Class A Ordinary Shares	% of Class B Ordinary Shares	% of ACE Ordinary Shares(2)	Assuming No Redemptions		Assuming Max Redemptions and Backstop Investment
Name and Address of Beneficial Owner(1)					Number of Shares	%	Number of Shares	%
5% Holders of ACE
ACE Convergence Acquisition LLC(3)	3,160,570	—	54.97%	32.60%	2,424,260	8.54%	2,424,260	9.18%
Sunny Siu(4)	1,678,500	—	29.19%	17.31%	1,341,000	4.72%	1,341,000	5.08%
ACE SO5 Holdings Limited(11)	755,930	—	13.15%	7.80%	5,930	*	5,930	*
Castle Creek Arbitrage, LLC(14)	688,810	17.46%	—	7.10%	688,810	2.43%	688,810	2.61%
Weiss Asset Management LP(15)	759,026	19.24%	—	7.83%	759,026	2.67%	759,026	2.87%
Linden Advisors LP(16)	1,159,594	29.39%	—	11.96%	1,159,594	4.08%	1,159,594	4.39%
Directors and Executive Officers Pre-Business Combination
Behrooz Abdi(5)	3,160,570	—	54.97%	32.60%	2,424,260	8.54%	2,424,260	9.18%
Denis Tse(12)	—	—	—	—	—	—	—	—
Minyoung Park	10,000	—	*	*	10,000	*	10,000	*
Kenneth Klein	40,000	—	*	*	40,000	*	40,000	*
Omid Tahernia	35,000	—	*	*	35,000	*	35,000	*
Ryan Benton(6)	35,000	—	*	*	261,170	*	261,170	*
Raquel Chmielewski	35,000	—	*	*	35,000	*	35,000	*
All ACE directors and executive officers as a group (seven individuals)	3,315,570	—	57.66%	34.20%	2,805,430	6.38%	2,805,430	10.53%
Directors and Executive Officers Post-Business Combination
Behrooz Abdi(5)	3,160,570	—	54.97%	32.60%	2,424,260	8.54%	2,424,260	9.18%
Joy Weiss(7)	—	—	—	—	806,974	2.76%	806,974	2.96%
Ryan Benton(6)	35,000	—	*	*	261,170	*	261,170	*
Matthew Granade	—	—	*	*	116,092	*	116,092	*
Omid Tahernia	35,000	—	*	*	35,000	*	35,000	*
Jacqueline Dee Schneider	—	—	*	*	39,899	*	39,899	*
All New Tempo directors and executive officers as a group (9 individuals)	3,230,570	—	56.18%	33.32%	3,683,396	12.45%	3,683,396	13.34%
5% Holders of New Tempo Post-Business Combination
Point72 Ventures Investments, LLC(9)	—	—	—	—	8,094,685	28.50%	8,094,685	30.65%
Lux Ventures IV, L.P.(8)	—	—	—	—	3,280,397	13.45%	3,280,397	14.46%
SQN and Affiliates(17)	—	—	—	—	2,748,569	9.68%	3,381,903	12.80%
Structural and Affiliates(18)	—	—	—	—	3,140,648	11.06%	3,507,315	13.28%

*
Less than one percent

(1)
Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is 1013 Centre Road, Suite 403S, Wilmington, DE 19805 and post-Business Combination is 2460 Alameda St, San Francisco, CA 94103.

(2)
Holders of record of ACE Class A ordinary shares and ACE Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law. As a result of and upon the effective time of the Domestication, (a) each of the then issued and outstanding ACE Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock and (b) each of the then issued and outstanding ACE Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock.

(3)
ACE Convergence Acquisition LLC (the “Sponsor”) is the record holder of 3,160,570 Class B ordinary shares reported herein. Post-Business Combination columns include shares held by certain entities affiliated with the Sponsor, including 200,000 shares of New Tempo common stock subscribed for by the Sponsor Related PIPE Investors. ACE Equity Partners LLC indirectly owns a majority interest in the Sponsor through ACE SO3 Holdings Limited, a wholly owned and controlled subsidiary of ACE Equity Partners LLC.

(4)
In October 2021, the Sponsor distributed 1,678,500 Class B Ordinary Shares to Sunny Siu. Mr. Siu’s address is 79C Sun Sky, The Cullinan, 1 Austin Road West, Hong Kong.

(5)
The Sponsor is the record holder of the Class B ordinary shares reported herein. The manager of the Sponsor, Behrooz Abdi, by virtue of his control over the Sponsor, may be deemed to beneficially own shares held by the Sponsor. 1,740,428 shares of New Tempo common stock held by the Sponsor will be subject to restrictions on transfer for a period of one year following the Closing.

(6)
Consists of 35,000 ordinary shares and 261,170 New Tempo common stock issuable upon the exercise of the New Tempo stock options resulting from the automatic conversion of Tempo stock options into New Tempo stock options in the Merger that are either vested or expected to vest either within 60 days of August 9, 2022, or as a result of the business combination.

(7)
Consists of 806,974 New Tempo common stock issuable upon the exercise of the New Tempo stock options resulting from the automatic conversion of Tempo stock options into New Tempo stock options in the Merger that are either vested or expected to vest either within 60 days of August 9, 2022, or as a result of the business combination.

(8)
Consists of 3,280,397 shares of New Tempo common stock (inclusive of shares of New Tempo common stock expected to be issued under the applicable Third A&R PIPE Subscription Agreement) expected to be held by Lux Ventures IV, L.P. Lux Venture Partners IV, LLC is the general partner of Lux Ventures IV, L.P. and exercises voting and dispositive power over the shares noted herein held by Lux Ventures IV, L.P. Peter Hebert and Josh Wolfe are the individual managing members of Lux Venture Partners IV, LLC (the “Individual Managers”). The Individual Managers, as the sole managers of Lux Venture Partners IV, LLC, may be deemed to share voting and dispositive power for the shares noted herein held by Lux Ventures IV, L.P. Each of Lux Venture Partners IV, LLC and the Individual Managers separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o Lux Capital Management, 920 Broadway, 11th Floor, New York, NY 10010.

(9)
Consists of 8,094,685 shares of New Tempo common stock (inclusive of shares of New Tempo common stock expected to be issued under the applicable Third A&R PIPE Subscription Agreement and from the net share settlement of existing Tempo warrants to purchase shares of Tempo common stock and preferred stock) expected to be held by Point72 Ventures Investments, LLC. Point72 Private Investments, LLC is the managing member of Point72 Ventures Partners, LLC, the sole member of Point72 Ventures Investments, LLC, and exercises voting and dispositive power over the shares noted herein held by Point72 Ventures Investments, LLC. Point72 Capital Advisors, Inc. is the general partner of Point72, L.P., the sole member of Point72 Private Investments, LLC, and may be deemed to share voting and dispositive power for the shares noted herein held by Point72 Ventures Investments, LLC. Steven A. Cohen is the sole stockholder and director of Point72 Capital Advisors, Inc. and may be deemed to share voting and dispositive power for the shares noted herein held by Point72 Ventures Investments, LLC. Each of Point72 Ventures Partners, LLC, Point72 Private Investments, LLC, Point72, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o Point72, L.P., 72 Cummings Point Road, Stamford, CT 06902.

(10)
Reserved.

(11)
In January 2022, the Sponsor distributed 755,930 founder shares to ACE SO5 Holdings Limited (“ACE SO5”). ACE Equity Partners International Pte Ltd. (“ACEI”) is the sole owner of the voting equity of ACE SO5. The sole shareholder of ACEI is ACE Equity Partners LLC, which is wholly owned and controlled by David Young Ko, a United States citizen and resident of South Korea. Each of ACEI, ACE Equity Partners LLC and Mr. Ko may be deemed to beneficially own securities held by ACE SO5. Denis Tse is the manager of ACE SO5. Mr. Tse disclaims beneficial ownership of securities held by ACE SO5. The business address of ACE SO5 is 8 Marina View, Asia Square Tower 1, #43-01, Singapore 018960. The business address of ACE Equity Partners LLC is 31, Nonhyeon-ro, 36-gil, Gangnam-gu, Seoul, Korea 06296. The business address of Mr. Ko is 31, Nonhyeon-ro, 36-gil, Gangnam-gu, Seoul, Korea 06296.

(12)
Denis Tse is the manager of ACE SO5. Mr. Tse disclaims beneficial ownership of securities held by ACE SO5.

(13)
Reserved.

(14)
According to a Schedule 13G/A filed with the SEC on February 11, 2022, each of Castle Creek Arbitrage, LLC and Mr. Allan Weine may be deemed to have shared voting and dispositive power with regard to 688,810 Class A ordinary shares of ACE. CC ARB West, LLC may be deemed to have shared voting and dispositive power with regard to 551,154 Class A ordinary shares of ACE. Castle Creek SPAC Fund, LLC may be deemed to have shared voting and dispositive power with regard to 29,130 Class A ordinary shares of ACE. CC Arbitrage, Ltd may be deemed to have shared voting and dispositive power with regard to 108,526 Class A ordinary shares of ACE. Castle Creek Arbitrage, LLC serves as a registered investment adviser whose clients are CC ARB West, LLC, Castle Creek SPAC Fund, LLC, and CC Arbitrage, Ltd. Mr. Weine is the managing member of Castle Creek Arbitrage, LLC. By virtue of these relationships, each of Castle Creek Arbitrage, LLC and Mr. Weine may be deemed to beneficially own the Class A ordinary shares of ACE directly owned by CC ARB West, LLC, Castle Creek SPAC Fund, LLC, and CC Arbitrage, Ltd. The business address of each is 190 South LaSalle Street, Suite 3050, Chicago, Illinois 60603.

(15)
According to a Schedule 13G/A filed with the SEC on February 4, 2022, each of Weiss Asset Management LP, WAM GP LLC and Andrew M. Weiss, Ph.D. may be deemed to have shared voting and dispositive power with regard to 750,026 Class A ordinary shares of ACE. The business address of each is 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.

(16)
According to a Schedule 13G/A filed with the SEC on January 27, 2022, Linden Advisors LP and Siu Min Wong may be deemed to have shared voting and dispositive power with regard to 1,159,594 Class A ordinary shares of ACE, which amount consists of 1,055,965 shares held by Linden Capital L.P. and 103,629 shares held by separately managed accounts. Linden Capital L.P. and Linden GP LLC may be deemed to have shared voting and dispositive power with regard to 1,055,965 Class A ordinary shares of ACE. The business address of Linden Capital L.P. is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The business address of each of Linden Advisors LP, Linden GP LLC and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(17)
Consists of 2,758,569 shares of New Tempo common stock (inclusive of shares of New Tempo common stock expected to be issued under the applicable Third A&R PIPE Subscription Agreement) expected to be held by SQN Venture Income Fund II, LP. and SQN Tempo Automation LLC as SQN and Affiliates. SQN VIF GP II, LLC is the general partner of SQN Venture Income Fund II, LP and SQN Venture Partners, LLC is the general partner of SQN Tempo Automation LLC both of which have the sole managing partner being SQN Venture Partners, LLC respectively and exercises voting and dispositive power over the shares noted herein held by SQN Venture Income Fund II, LP and SQN Tempo Automation, LLC. SQN Venture Partners, LLC is the sole managing partner of SQN and Affiliates (the “Managing Partnership”) and may be deemed to share voting and dispositive power for the shares noted herein held by SQN Venture Income Fund II, LP and SQN Tempo Automation, LLC. Each of SQN VIF II GP, LLC SQN Tempo Automation, LLC and the Managing Partnership separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o SQN Venture Partners, LLC, 320 Broad Street Suite 250 Charleston, SC 29401.

(18)
Consists of 3,140,648 shares of New Tempo common stock (inclusive of shares of New Tempo common stock expected to be issued under the applicable Third A&R PIPE Subscription Agreement)

expected to be held by Structural Capital Investments III, L.P., Structural Capital Holdings III, L.P. and by Series Structural DCO II Series of Structural Capital DCO, LLC (“Structural Capital and Affiliates”). Structural Capital GP III, LLC is the general partner of Structural Capital and Affiliates and exercises voting and dispositive power over the shares noted herein held by Structural Capital and Affiliates. Kai Tse, Larry Gross, and Todd Jaquez-Fissori are the individual managing members of Structural Capital GP III, LLC (the “Individual Managers”). The Individual Managers, as the sole managers of Structural Capital GP III, LLC, may be deemed to share voting and dispositive power for the shares noted herein held by Structural Capital and Affiliates. Each of Structural Capital GP III, LLC and the Individual Managers separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o Structural Capital Management, 400 Oyster Point Blvd, South San Francisco, CA 94080.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
ACE Convergence Acquisition Corp.
Founder Shares
On May 28, 2020, the Sponsor purchased 5,750,000 ACE Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.004 per share (“Founder Shares”). On May 29, 2020, the Sponsor transferred an aggregate of 155,000 Founder Shares to certain members of the Company’s management team. On October 13, 2021, the Sponsor distributed 1,678,500 Founder Shares to Sunny Siu. In connection with raising funds for working capital of ACE, in January 2022, the Sponsor distributed 755,930 founder shares to ACE SO5 Holdings Limited (“ACE SO5”), an affiliate of the Sponsor, and ACE SO5 became a party to (i) the Letter Agreement, dated as of July 27, 2020, by and among ACE, the Sponsor and certain of ACE’s current and former officers, directors and director nominees, and (ii) the Sponsor Support Agreement. ACE Equity Partners International Pte Ltd. is the sole owner of the voting equity of ACE SO5, and therefore, may be deemed to have sole discretion over the voting and investment power of the company securities held by ACE SO5. However, all of the economic interests in ACE SO5 are held by unaffiliated non-U.S. persons or entities through non-voting interests. Pursuant to ACE SO5’s governing documents, after the expiration of the lock-up period (described elsewhere in this proxy statement/prospectus), such non-voting interests will be granted the rights to vote. The Founder Shares included an aggregate of up to 750,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option on July 30, 2020, 750,000 Founder Shares are no longer subject to forfeiture.
These Founder Shares are identical to the ACE Class A ordinary shares included in the units sold in ACE’s IPO, except that (i) the Founder Shares are subject to certain transfer restrictions, (ii) the holders of the Founder Shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the Founder Shares and public shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by January 30, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the Founder Shares if ACE fails to complete a business combination by January 30, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date) (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame), (iii) the Founder Shares are automatically convertible into ACE Class A ordinary shares at the time of the initial business combination on a one-for-one basis and (iv) the Founder Shares are entitled to registration rights.
In connection with the Business Combination, upon the Domestication, 5,750,000 Founder Shares will convert automatically, on a one-for-one basis, into a share of New Tempo common stock. For additional information, see “Domestication Proposal.”
Private Placement Warrants
Simultaneously with the closing of the initial public offering of ACE, the Sponsor purchased 6,600,000 warrants to purchase one ACE Class A ordinary share at an exercise price of $11.50 (the “Private Placement Warrants”) at a price of $1.00 per warrant, or $6,600,000 in the aggregate, in a private placement. On October 13, 2021, the Sponsor distributed 948,750 Private Placement Warrants to Sunny Siu. In January 2022, the Sponsor distributed 891,714 private placement warrants to ACE SO5. Each Private Placement Warrant entitles the holder to purchase one ACE Class A ordinary share for $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants was placed in the trust account of ACE.

The Private Placement Warrants may not be redeemed by ACE so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the initial public offering of ACE. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.
The Private Placement Warrants are identical to the warrants included in the units sold in the initial public offering of ACE except that the Private Placement Warrants: (i) are not redeemable by ACE, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the Private Placement Warrants). Additionally, the purchasers have agreed not to transfer, assign, or sell any of the Private Placement Warrants, including the ACE Class A ordinary shares issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of ACE’s initial business combination.
In connection with the Business Combination, upon the Domestication, each of the 6,600,000 Private Placement Warrants will convert automatically into a warrant to acquire one share of New Tempo common stock pursuant to the Warrant Agreement. For additional information, see “Domestication Proposal.”
Registration Rights
The holders of the Founder Shares, Private Placement Warrants, and any warrants that may be issued upon conversion of working capital loans, if any (and any ACE Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement signed July 27, 2020 requiring ACE to register such securities for resale (in the case of the Founder Shares, only after conversion to ACE Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that ACE register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of ACE’s initial business combination and rights to require ACE to register for resale such securities pursuant to Rule 415 under the Securities Act. ACE will bear the expenses incurred in connection with the filing of any such registration statements.
In connection with the Business Combination, the registration rights agreement will be amended and restated. The Merger Agreement contemplates that, at the Closing, New Tempo, the Sponsor, other parties to the Sponsor Support Agreement and certain former stockholders of Tempo (the “Tempo Holders”), will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Tempo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Tempo common stock and other equity securities of New Tempo hat are held by the parties thereto from time to time. For additional information, see “Business Combination Proposal — Related Agreements — Registration Rights Agreement.”
PIPE Subscription Agreements
In connection with the execution of the Merger Agreement, ACE entered into (i) the Original PIPE Common Stock Subscription Agreements with certain investors pursuant to which such investors agreed to purchase 8.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment amount of $82.0 million, and (ii) the Affiliate Subscription Agreement.
In January 2022, the Affiliate Subscription Agreement was terminated in its entirety in accordance with its terms, and ACE and Tempo entered into a subscription agreement with OCM and Tor Asia, pursuant to which Tor Asia and OCM agreed to purchase $200.0 million of ACE’s 15.5% convertible senior notes. On July 30, 2022, OCM delivered notice of termination of such subscription, effective immediately. As a result of such termination, if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes (approximately $7.0 million), to be paid by ACE immediately following and as a condition subsequent to the closing of such initial business combination.
On March 16, 2022, ACE entered into Amended and Restated Subscription Agreements, which amended and restated the Original PIPE Common Stock Subscription Agreements in their entirety, pursuant to which certain investors agreed to purchase 10.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment of $102.0 million.
On July 6, 2022, ACE entered into Second Amended and Restated Subscription Agreements (the “Second A&R Subscription Agreements”) with certain investors, which amended and restated the Amended and Restated Subscription Agreements in their entirety.
Prior to the Closing, ACE intends to enter into the Third A&R PIPE Subscription Agreements with each of the PIPE Investors, which will amend and restate the applicable Second Amended and Restated Subscription Agreements in their entirety. Pursuant to the Third A&R PIPE Subscription Agreements, ACE will agree to issue additional shares of New Tempo common stock to each PIPE Investor in the event that the volume weighted average price per share of New Tempo common stock (the “Measurement Period VWAP”) during the 30 days commencing on the date on which a registration statement registering the resale of the shares of New Tempo common stock acquired by such PIPE Investors (the “PIPE Resale Registration Statement”) is declared effective is less than $10.00 per share. In such case, each PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the product of (x) the number of shares of New Tempo common stock issued to such PIPE Investor at the closing of the subscription and held by such PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement (the “Measurement Date”) multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP (as defined below) and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $4.00 (the “Price Floor Value”), the Adjustment Period VWAP shall be deemed to be the Price Floor Value.
ACE will also agree to issue up to 500,000 additional shares of New Tempo common stock to each such PIPE Investor in the event that the Additional Period VWAP (as defined below) is less than the Adjustment Period VWAP. In such case, each such PIPE Investor will be entitled to receive a number of shares of New Tempo common stock equal to the lesser of (1) such PIPE Investor’s pro rata portion of 500,000 additional shares of New Tempo common stock, and (2) (i) (A) (x) the number of shares issued to such PIPE Investor pursuant to such subscription agreement and held by such PIPE Investor on the last day of the 30 calendar day period ending on the date that is 15 months following the closing of the subscriptions (such 30 calendar day period, the “Additional Period”), times (y) the Adjustment Period VWAP, minus the average of the volume weighted average price of a share of New Tempo common stock determined for each of the trading days during the Additional Period (the “Additional Period VWAP”), minus (B) the number of PIPE Incentive Shares, times the Additional Period VWAP, divided by (ii) the Additional Period VWAP.
Additionally, ACE will agree to issue up to 2,000,000 additional shares (the “PIPE Incentive Shares”) to such PIPE Investors on a pro rata basis with respect to each PIPE Investor’s subscription amount as an incentive to subscribe for and purchase the shares under the Third A&R PIPE Subscription Agreements.
Notwithstanding the foregoing, in the event that New Tempo consummates a strategic transaction during the 15-month period beginning on the closing date, then the measurement date for the issuance of such additional shares shall be one day prior to the closing date of such strategic transaction, and the Additional Period VWAP will be deemed to equal the price per share paid or payable to the holders of outstanding shares of New Tempo common stock in connection with such strategic transaction. If such price is payable in whole or in part in the form of consideration other than cash, the value of such consideration will be (a) with respect to any securities, (i) the average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed, averaged over a period of 30 trading days ending on the day as of which such value is being determined and the 29 consecutive days preceding such day, or if the information contemplated by the preceding clause (i) is not practically available, then the fair value of such securities as of the date of valuation as determined in accordance with the succeeding clause (b), and (b) with respect to any other non-cash assets, the fair value thereof as of the date of valuation, as determined by an independent, nationally recognized valuation firm reasonably selected by New Tempo, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale).
One of the PIPE Investors’ Third A&R PIPE Subscription Agreement will provide that, if such PIPE Investor is an Eligible Investor (defined as any subscriber in the offering who is not a beneficial or record owner of ACE’s equity or an affiliate of ACE prior to the Initial Closing (as defined therein)), if, after the date of the Third A&R PIPE Subscription Agreements, such PIPE Investor acquires ownership of Class A Ordinary Shares of ACE in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such shares in connection with the Redemption) at least five business days prior to ACE’s extraordinary general meeting to approve the Business Combination, and such PIPE Investor does not redeem or convert such shares in connection with the Redemption (including revoking any prior redemption or conversion elections made with respect to such shares), the number of shares such PIPE Investor (only if an Eligible Investor) will be obligated to purchase under its Third A&R PIPE Subscription Agreement shall be reduced by the number of PIPE Non-Redeemed Shares.
The obligation of the parties to consummate the purchase and sale of the shares covered by the Third A&R PIPE Subscription Agreements will be conditioned upon, among others, (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Third A&R PIPE Subscription Agreements and (ii) satisfaction or waiver of all conditions precedent to the Closing under the Merger Agreement. The closings under the Third A&R PIPE Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see “Business Combination Proposal — Related Agreements — PIPE Subscription Agreements.”
We note that Citi, in its role as a placement agent that advised ACE in connection with the PIPE Investment, has resigned from its role in such capacity and waived all fees associated with such engagement. The placement agency services being provided by Citi in connection with the PIPE Investment were substantially complete at the time of its resignation, with any fees payable to Citi for such services contingent upon the closing of the Merger. The Company does not expect that the PIPE Investment will be impacted by Citi’s resignation. Committed and potential investors in the PIPE Investment have been informed of Citi’s resignation, and no investors have revised or withdrawn their respective commitments in light of that information. The PIPE Investment is not contingent upon any continued involvement by Citi in the transactions and, pursuant to the subscription agreements relating to the PIPE Investment, each investor in the PIPE Investment specifically has disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents, including Citi, in connection with such investment. See “— Recent Developments.”
Cantor Share Purchase Agreement
On March 16, 2022, ACE entered into the Cantor Purchase Agreement with CFPI relating to the Facility. Pursuant to the Cantor Purchase Agreement, New Tempo will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $100.0 million of New Tempo common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement.
Sales of New Tempo common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by New Tempo from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of New Tempo common stock and determinations by New Tempo regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of New Tempo common stock are sold to CFPI. New Tempo expects to use the proceeds from any sales under the Cantor Purchase Agreement for the payment of certain transaction expenses relating to the Business Combination and working capital and general corporate purposes.
Following the closing of the Business Combination, and upon the initial satisfaction of the conditions to CFPI’s obligation to purchase shares of New Tempo common stock set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by CFPI of such shares of New Tempo common stock under the Securities Act (the “Initial Resale Registration Statement”) is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, New Tempo will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of New Tempo as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of New Tempo common stock that the Company elects to sell to Cantor pursuant to the Purchase Agreement will be 97% of the volume weighted average price of the shares of New Tempo common stock during the applicable purchase date on which the Company has timely delivered written notice to CFPI directing it to purchase shares of New Tempo common stock under the Cantor Purchase Agreement.
In connection with the execution of the Cantor Purchase Agreement, the Company agreed to issue shares of New Tempo common stock to CFPI as consideration for its irrevocable commitment to purchase the shares of New Tempo common stock upon the terms and subject to the satisfaction of the conditions set forth in the Cantor Purchase Agreement. The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreements were made only for purposes of the Cantor Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.
The Company has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice. No termination of the Cantor Purchase Agreement alter or otherwise affect the Company’s obligations under the Cantor Registration Rights Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Cantor Purchase Agreement.”
Cantor Registration Rights Agreement
In connection with the Company’s entry into the Cantor Purchase Agreement, on March 16, 2022, the Company and CFPI entered into the Cantor Registration Rights Agreement, pursuant to which New Tempo will agree to register for resale, pursuant to Rule 415 under the Securities Act, the shares of New Tempo common stock that are sold to CFPI under the Facility and the shares of New Tempo common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of New Tempo common stock, from time to time. For additional information, see “Business Combination Proposal — Related Agreements — Cantor Registration Rights Agreement.”
ACE Securities Purchase Agreement
On March 16, 2022, ACE entered into the ACE Securities Purchase Agreement, pursuant to which ACE SO3 agreed to purchase an unsecured subordinated convertible note in an aggregate principal amount of $20.0 million from the Company in connection with the closing of the Business Combination. On July 1, 2022, ACE and ACE SO3 terminated the ACE Securities Purchase Agreement.
Backstop Subscription Agreement
In connection with the execution of the Merger Agreement, ACE entered into a Backstop Subscription Agreement with the Backstop Investor, pursuant to which the Backstop Investor committed to purchase up to an additional 3,000,000 shares of New Tempo common stock, for an aggregate amount of up to $30.0 million, to backstop the Minimum Available Acquiror Cash Amount. On March 16, 2022, ACE and the Backstop Investor terminated the Backstop Subscription Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Backstop Subscription Agreement.”
Related Party Note and Advances
On May 28, 2020, ACE issued an unsecured promissory note to the Sponsor, pursuant to which ACE borrowed an aggregate principal amount of $186,760. The note was non-interest bearing and payable on the earlier of (i) December 31, 2020 and (ii) the completion of the initial public offering. The borrowings outstanding under the note in the amount of $186,760 were repaid upon the consummation of the initial public offering on July 30, 2020.

Prior to ACE’s initial business combination ACE’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on ACE’s behalf, although no such reimbursements will be made from the proceeds of ACE’s initial public offering held in the trust account prior to the completion of ACE’s initial business combination.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of ACE’s officers and directors may, but are not obligated to, loan ACE funds as may be required. In the event that ACE’s initial business combination does not close, ACE may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. ACE does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as ACE does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account. As of December 31, 2020, ACE had no outstanding borrowings under the working capital loans.
ACE is not prohibited from pursuing a business combination with a company that is affiliated with the Sponsor, or ACE’s officers or directors or making the acquisition through a joint venture or other form of shared ownership with the Sponsor, or ACE’s officers or directors. In the event ACE seeks to complete a business combination with a target that is affiliated with the Sponsor, or ACE’s officers or directors, ACE, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to ACE from a financial point of view. ACE is not required to obtain such an opinion in any other context.
Working Capital Facility
On August 12, 2020, ACE entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Sponsor, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility will be utilized to finance transaction costs in connection with the Business Combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a Business Combination. In return, ACE deposited $900,000 into an account held by ASIA-IO, from which the Company may make fund withdrawals for up to $1,500,000. As part of the Working Capital Facility, ASIA-IO waived the right to convert the working capital loan into private placement warrants. Any outstanding amounts deposited with ASIA-IO upon the completion of a Business Combination or dissolution of ACE, will be returned to ACE. In November 2020, the deposit amount was reduced by $850,000. As of March 31, 2022, ACE had $829,294 of borrowings under the Working Capital Facility.
Administrative Services Agreement
ACE entered into an agreement whereby, commencing on July 28, 2020 through the earlier of the consummation of a business combination or ACE’s liquidation, ACE will pay the Sponsor a monthly fee of $10,000 for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months ended March 31, 2022, ACE incurred $30,000, which is included in accounts payable and accrued expenses on the March 31, 2022, condensed consolidated balance sheet. For the three months ended March 31, 2021, ACE incurred and paid $30,000 in fees for these services. As of March 31, 2022, and December 31, 2021, ACE had accrued fees in the amount of $120,000 and $90,000, respectively.
Sponsor Support Agreement
On October 13, 2021, the Sponsor, ACE, certain of ACE’s directors, officers and initial shareholders and their permitted transferees and Tempo entered into the Sponsor Support Agreement, whereby the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. In addition, the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees agreed to waive their redemption rights with respect to all of the Founder Shares and any ordinary shares held by them in connection with the consummation of the Business Combination, subject to the terms and conditions contemplated in the letter agreement, dated as of July 27, 2020. The Sponsor also agreed to waive any and all anti-dilution rights. As of the date of the accompanying proxy statement/prospectus, and due to (i) the redemption of 14,797,723 public shares in January 2022 and (ii) the redemption of 4,256,979 public shares in connection with the shareholder vote in July 2022, in each case in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, the Sponsor (including ACE’s directors, officers and initial shareholders and their permitted transferees) owns 59.31% of the issued and outstanding ordinary shares. If ACE is not able to complete the Business Combination with Tempo or another business combination by October 13, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), then the Sponsor and ACE’s directors, officers and initial shareholders and their permitted transferees will be entitled to liquidating distributions from the trust account with respect to any public shares they hold.
On July 6, 2022, the parties to the Sponsor Support Agreement entered into the First SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,595,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 2,000,000 shares of Domesticated ACE common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and (ii) immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares, if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of Domesticated ACE common stock generally. For additional information, see “Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”
On August 12, 2022, the parties to the Sponsor Support Agreement entered into the Second SSA Amendment, pursuant to which the Earnout Sponsors agreed, immediately prior to the Domestication, to contribute, transfer, assign, convey and deliver to ACE an aggregate of 5,595,000 Founder Shares in exchange for an aggregate of 3,095,000 Class A ordinary shares of ACE (the “SSA Exchange”). Pursuant to the First SSA Amendment, the Earnout Sponsors also agreed to subject an aggregate of 500,000 shares of Domesticated ACE common stock (the “Sponsor Earnout Shares”) received in the SSA Exchange to certain earnout vesting conditions or, should such shares fail to vest, forfeiture to ACE for no consideration. On the earlier of (i) the date which is fifteen (15) months following the closing of the Business Combination and immediately prior to the closing of a strategic transaction, the Sponsor Earnout Shares will vest in an amount equal to (A) the number of Sponsor Earnout Shares, less (B) the number of Additional Period Shares (as defined therein), if any, issuable in the aggregate under such Amended and Restated PIPE Common Stock Subscription Agreements. In the event of a strategic transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such strategic transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of Domesticated ACE common stock generally.
Lock-Up Agreements
Pursuant to the terms of the lock-up agreement between New Tempo, the Sponsor and certain former stockholders of Tempo (the “Lock-Up Agreement”), each party to the agreement has agreed that it will not, without the prior written consent of New Tempo during a lock-up period of 365 days, unless earlier released, and subject to customary exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any shares of New Tempo common stock or any securities convertible into or exercisable or exchangeable for New Tempo common stock issued or issuable to such party pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, if at any time before 365 days after the Closing, (x) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing results in all of the public stockholders of Tempo having the right to exchange their shares of New Tempo common stock for cash securities or other property, or (y) the closing price of the New Tempo common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the Closing, then each party’s Lock-Up Shares will be automatically released from the lock-up restrictions, in the case of clause (y) above, as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will. For additional information, see “Business Combination Proposal — Related Agreements — Lock-Up Agreements.”
Promissory Note
On January 13, 2022, ACE entered into the Promissory Note with the Sponsor. Pursuant to the Promissory Note, the Sponsor has agreed that it will contribute to ACE as a loan (each loan being referred to herein as a “Contribution”) $0.03 for each Class A ordinary share of ACE that was not redeemed in connection with the shareholder vote to approve the extension of the deadline by which ACE must complete its initial business combination, for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the Business Combination and (ii) $1.5 million has been loaned. Up to $1.5 million of the loans may be settled in whole warrants to purchase Class A ordinary shares of ACE at a conversion price equal to $1.00 per warrant. The Contribution(s) will not bear any interest, and will be repayable by ACE to the Sponsor upon the earlier of the date by which ACE must complete an initial business combination and the consummation of the Business Combination. ACE’s board of directors will have the sole discretion whether to continue extending for additional months until $1.5 million in the aggregate has been loaned, and if ACE’s board of directors determines not to continue extending for additional months, the Sponsor’s obligation to make additional Contributions will terminate. If this occurs, ACE would wind up ACE’s affairs and redeem 100% of the outstanding public shares in accordance with the procedures set forth in ACE’s Third Amended and Restated Memorandum and Articles of Association. The maturity date of the Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Promissory Note may be prepaid at any time by ACE, at its election and without penalty, provided, however, that the Sponsor shall have a right to first convert such principal balance as described in Section 6 of the Promissory Note upon notice of such prepayment. If the Business Combination is not completed and ACE winds up, there will not be sufficient assets to repay the Promissory Note and it will be worthless.
On June 30, 2022, ACE and the Sponsor amended and restated the Promissory Note in its entirety to, among other things, increase the aggregate principal amount available thereunder from $1,500,000 to $2,000,000, contingent upon the approval by ACE’s shareholders of the extension of the date by which ACE must complete an initial business combination to October 13, 2022. Monthly deposits into the trust account following the July 2022 redemptions are based on the number of public shares still outstanding following such redemptions.
Tempo Automation, Inc.
Series A Preferred Stock Financing
In August 2015, Tempo issued an aggregate of 6,963,183 shares of Tempo Series A Preferred Stock for an aggregate purchase price of approximately $8.0 million. The following table summarizes purchases of shares of Tempo Series A Preferred Stock by related persons and their affiliated entities. None of Tempo’s executive officers purchased shares of Tempo Series A Preferred Stock:

Name	Shares of Series A Preferred Stock	Total Purchase Price
Lux Ventures IV, L.P.(1)	5,222,387	$6,000,000.43
Total	5,222,387	$6,000,000.43

(1)
Zavain Dar is a member of the Tempo board of directors and is affiliated with Lux Ventures IV, L.P. (“Lux”). As of October 9, 2021, Lux held more than 5% of Tempo’s outstanding capital stock.

Series B Preferred Stock Financing
In August 2017, Tempo issued an aggregate of 7,358,928 shares of Tempo Series B Preferred Stock for an aggregate purchase price of approximately $20.0 million. The following table summarizes purchases of shares of Tempo Series B Preferred Stock by related persons and their affiliated entities. None of Tempo’s executive officers purchased shares of Tempo Series B Preferred Stock:
Name	Shares of Series B Preferred Stock	Total Purchase Price
Lux Ventures IV, L.P.(1)	1,606,888	$4,429,680.84
Point72 Ventures Investments, LLC(2)	2,176,528	$5,999,997.74
Total	3,783,416	$10,429,678.58

(1)
Zavain Dar is a member of the Tempo board of directors and is affiliated with Lux. As of October 9, 2021, Lux held more than 5% of Tempo’s outstanding capital stock.

(2)
Sri Chandrasekar and Matthew Granade are members of the Tempo board of directors and are affiliated with Point72 Ventures Investments, LLC (“P72”). As of October 9, 2021, entities affiliated with P72 held more than 5% of Tempo’s outstanding capital stock.

Series C Preferred Stock Financing
In April 2019, Tempo issued an aggregate of 10,669,200 shares of Tempo Series C Preferred Stock for an aggregate purchase price of approximately $40.0 million. The following table summarizes purchases of shares of Tempo Series C Preferred Stock by related persons and their affiliated entities. None of Tempo’s executive officers purchased shares of Tempo Series C Preferred Stock:
Name	Shares of Series C Preferred Stock	Total Purchase Price
Alcor Investments, LLC(1)	118,546	$444,441.76
Lux Ventures IV, L.P.(2)	933,555	$3,499,998.52
Point72 Ventures Investments, LLC(3)	8,001,903	$29,999,998.59
Total	15,232,197	$33,499,997.11

(1)
Matthew Granade is a member of the Tempo board of directors and is affiliated with Alcor Investments, LLC.

(2)
Zavain Dar is a member of the Tempo board of directors and is affiliated with Lux. As of October 9, 2021, Lux held more than 5% of Tempo’s outstanding capital stock.

(3)
Sri Chandrasekar and Matthew Granade are members of the Tempo board of directors and are affiliated with P72. As of October 9, 2021, entities affiliated with P72 held more than 5% of Tempo’s outstanding capital stock.

Investors’ Rights Agreement
Tempo is a party to the Second Amended and Restated Investors’ Rights Agreement, dated as of April 11, 2019, as amended, which provides, among other things, that certain holders of its capital stock,

including entities affiliated with Lux, which is affiliated with Tempo director, Zavain Dar, and P72, which is affiliated with Tempo directors, Sri Chandrasekar and Matthew Granade, each of which currently hold more than 5% of Tempo’s outstanding capital stock, have the right to demand that Tempo file a registration statement or request that their shares of Tempo capital stock be covered by a registration statement that Tempo is otherwise filing. This agreement will terminate upon completion of the Business Combination.
Right of First Refusal
Pursuant to certain of Tempo equity compensation plans and certain agreements with its stockholders, including the Second Amended and Restated Right of First Refusal and Co-sale Agreement, dated as of April 11, 2019 (the “ROFR Agreement”), Tempo or its assignees have the right to purchase shares of Tempo capital stock which stockholders propose to sell to other parties. Certain holders of Tempo capital stock, including entities affiliated with Lux, which is affiliated with Tempo director, Zavain Dar, and P72, which is affiliated with Tempo directors, Sri Chandrasekar and Matthew Granade, each of which currently hold more than 5% of Tempo’s outstanding capital stock and are each affiliated with a Tempo director, have rights of first refusal and co-sale under the ROFR Agreement. The right of first refusal rights granted pursuant to the ROFR Agreement will terminate upon completion of the Business Combination.
Voting Agreement
Tempo is a party to the Second Amended and Restated Voting Agreement, dated as of April 11, 2019, pursuant to which certain holders of its capital stock, including entities affiliated with Lux, which is affiliated with Tempo director, Zavain Dar, and P72, which is affiliated with Tempo directors, Sri Chandrasekar and Matthew Granade, each of which currently hold more than 5% of Tempo’s outstanding capital stock and are each affiliated with a Tempo director, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon completion of the Business Combination.
Commercial, Vendor and Lease Agreements
Astrolink International, LLC. (“Astrolink”) holds 1,497,748 shares of Tempo Stock which is expected to convert into 1,206,805 shares New Tempo Stock. Astrolink is an affiliate of Lockheed Martin Corporation who is also a customer of Tempo.
Director and Officer Indemnification
Tempo’s charter and Tempo’s bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Tempo has entered into indemnification agreements with certain of the members of its board directors. Following the Business Combination, Tempo expects that these agreements will be replaced with new indemnification agreements for each director and officer of New Tempo. For additional information, see “Comparison of Stockholders Rights — Indemnification of Directors, Officers, Employees and Agents” and “Description of Capital Stock of New Tempo — Limitations on Liability and Indemnification of Officers and Directors.”

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
ACE is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and ACE’s amended and restated memorandum and articles of association govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New Tempo, your rights will differ in some regards as compared to when you were a shareholder of ACE.
Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of ACE and New Tempo according to applicable law or the organizational documents of ACE and New Tempo, respectively.
This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of ACE, attached to this proxy statement/prospectus as Annex G, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex H and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex I. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to New Tempo and ACE, respectively.
	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations
Mergers generally require approval of a majority of all outstanding shares.
Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.
The Proposed Organizational Documents will not alter any of these provisions.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.
Where a bidder, through a tender offer has received acceptance, of at least 90% or more of the shares in a Cayman Islands company to which the offer relates, it can compulsorily acquire the shares of the remaining shareholders and thereby become the sole shareholder.
A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. The Proposed Organizational Documents will not alter this provision.	Under the Cayman Islands Companies Act and the Cayman Constitutional Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. The Proposed Organizational Documents will not provide for appraisal rights.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal D).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty, and good faith to the company as a whole.
In addition to fiduciary duties, directors of ACE owe a duty of care, diligence, and skill.
Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

	Delaware	Cayman Islands
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. The Proposed Certificate of Incorporation will provide for indemnification of directors to the extent permissible under Delaware law.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors	Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit. The Proposed Certificate of Incorporation will limit a director’s liability to the extent permissible under Delaware law.	Liability of directors may be limited, except with regard to their own fraud or willful default.
Corporate Opportunity	The Proposed Certificate of Incorporation will be silent on the issue of the application of the doctrine of corporate opportunity.	The Cayman Constitutional Documents provide that ACE renounces its interest in any corporate opportunity offered to any director or officer of ACE which may be an opportunity for such director, on the one hand, or ACE, on the other.

DESCRIPTION OF NEW TEMPO SECURITIES
The following summary of certain provisions of New Tempo securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws, and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex H and Annex I, respectively.
Authorized Capitalization
General
The total amount of New Tempo’s authorized capital stock will consist of 600,000,000 shares of New Tempo common stock, par value $0.0001 per share, and 20,000,000 shares of New Tempo preferred stock, par value $0.0001 per share. New Tempo expects to have 29,400,297 shares of New Tempo common stock outstanding immediately after the consummation of the Business Combination, Combination, assuming New Tempo issues 14,580,000 shares of New Tempo common stock to existing stockholders of Tempo, and assuming no public shareholders exercise their redemption rights in connection with the Business Combination.
The following summary describes all material provisions of New Tempo’s capital stock. New Tempo urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively).
Preferred Stock
The Board of New Tempo has authority to issue shares of New Tempo’s preferred stock in one or more series and to determine and fix for each such series such voting powers, designations, preferences, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of New Tempo’s preferred stock could have the effect of decreasing the trading price of New Tempo’s common stock, restricting dividends on New Tempo’s capital stock, diluting the voting power of New Tempo’s common stock, impairing the liquidation rights of New Tempo’s capital stock, or delaying or preventing a change in control of New Tempo.
Common Stock
New Tempo common stock is not entitled to preemptive or other similar subscription rights to purchase any of New Tempo’s securities. New Tempo common stock is neither convertible nor redeemable. Unless New Tempo’s board of directors determines otherwise, New Tempo will issue all of New Tempo’s capital stock in uncertificated form.
Voting Rights
Each holder of New Tempo common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the Proposed Certificate of Incorporation, New Tempo stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.
Dividend Rights
Each holder of shares of New Tempo’s common stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of New Tempo’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of New Tempo’s Preferred Stock, if any, and any contractual limitations on New Tempo’s ability to declare and pay dividends.

Other Rights
Each holder of New Tempo common stock is subject to, and may be adversely affected by, the rights of the holders of any series of New Tempo preferred stock that New Tempo may designate and issue in the future.
Liquidation Rights
If New Tempo is involved in voluntary or involuntary liquidation, dissolution or winding up of New Tempo’s affairs, or a similar event, each holder of New Tempo common stock will participate pro rata in all assets remaining after payment of liabilities, in accordance with the number of shares of common stock held by each such holder, subject to prior distribution rights of New Tempo preferred stock, if any, then outstanding.
Warrants to Purchase Shares of New Tempo Capital Stock
Immediately prior to the effective time of the Merger, pursuant to the Merger Agreement, all outstanding warrants to purchase shares of Tempo capital stock are expected to be automatically exercised in full on a cashless basis or for cash, at the election of each warrant holder. As of August 9, 2022, warrants to purchase 84,848 shares of Tempo Series A preferred stock were outstanding with an exercise price of approximately $1.15 per share, warrants to purchase 38,543 shares of Tempo Series B preferred stock were outstanding with an exercise price of approximately $2.76 per share, warrants to purchase 108,000 and 186,667 shares of Tempo Series C preferred stock (for which the exercise price will be waived in the event that the Business Combination is consummated) and warrants to purchase 182,500, 642,413 and 2,363,000 shares of Tempo common stock with an exercise price of approximately $0.94, $1.51 and $2.82, respectively, though certain warrants provide cashless exercise features as well as the waiver of payment of exercise price payments under certain circumstances, including the Business Combination. Warrants to purchase 294,667 shares of Tempo Series C preferred stock are not expected to be eligible to purchase shares of Tempo capital stock.
ACE Redeemable Warrants
Public Warrants
As of August 9, 2022, there were 11,500,000 public warrants outstanding. Each whole public warrant entitles the registered holder to purchase one share of New Tempo common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of ACE’s initial public offering, except as described below. A warrant holder may exercise its warrants only for a whole number of shares of New Tempo common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
New Tempo will not be obligated to deliver any shares of New Tempo common stock pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of New Tempo common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating thereto is available, subject to New Tempo satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise. No public warrant will be exercisable for cash or on a cashless basis, and New Tempo will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New Tempo common stock underlying such unit.

As soon as practicable, but in no event later than 15 business days, after the Closing, New Tempo will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the shares of New Tempo common stock issuable upon exercise of the public warrants, and will use commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if shares of New Tempo common stock are, at the time of any exercise of a public warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Tempo may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Tempo so elects, it will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the public warrants for that number of shares of New Tempo common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Tempo common stock underlying the public warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the public warrants by (y) the fair market value. The “fair market value” means the volume weighted average price of the shares of New Tempo common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of public warrants.   Once the public warrants become exercisable, New Tempo may redeem the outstanding public warrants (except as described herein with respect to the private placement warrants):
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in whole and not in part;

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at a price of $0.01 per public warrant;

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upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

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if, and only if, the last reported sale price of the shares of New Tempo common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Tempo sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like).

New Tempo will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Tempo common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating to those shares of New Tempo common stock is available throughout the 30- day redemption period. If and when the public warrants become redeemable, New Tempo may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The last of the redemption criterion discussed above was established to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and New Tempo issues a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New Tempo common stock may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) public warrant exercise price after the redemption notice is issued.
If New Tempo calls the public warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New Tempo’s management will consider, among other factors, New Tempo’s cash position, the number of warrants that are outstanding and the dilutive effect on stockholders of issuing the maximum number of shares of New Tempo common stock issuable upon the exercise of the public warrants. If management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their warrants for that number of shares of New Tempo common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Tempo common stock underlying the public warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the public warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the shares of New Tempo common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of shares of New Tempo common stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If New Tempo calls the public warrants for redemption and management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
Redemption procedures.   A holder of a public warrant may notify New Tempo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Tempo common stock issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments.   If the number of issued and outstanding shares of New Tempo common stock is increased by a capitalization or stock dividend payable in shares of New Tempo common stock, or by a split-up of New Tempo common stock or other similar event, then, on the effective date of such capitalization or stock dividend, split-up or similar event, the number of shares of New Tempo common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the issued and outstanding shares of New Tempo common stock. A rights offering made to all or substantially all holders of shares of New Tempo common stock entitling holders to purchase shares of New Tempo common stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of New Tempo common stock equal to the product of (1) the number of shares of New Tempo common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New Tempo common stock) and (2) one minus the quotient of (x) the price per share of New Tempo common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for shares of New Tempo common stock, in determining the price payable for shares of New Tempo common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of shares of New Tempo common stock during the 10 trading day period ending on the trading day prior to the first date on which the shares of New Tempo common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if ACE or New Tempo, as applicable, at any time while the public warrants are outstanding and unexpired, pays to all or substantially all of the holders of shares of New Tempo common stock a dividend or makes a distribution in cash, securities or other assets to the holders of shares of New Tempo common stock on account of such shares of New Tempo common stock (or other securities into which the public warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New Tempo common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, stock dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, or (c) to satisfy the redemption rights of the holders of ACE’s Class A ordinary shares in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Tempo common stock in respect of such event.
If the number of issued and outstanding shares of New Tempo common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of New Tempo common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Tempo common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in issued and outstanding shares of New Tempo common stock.
Whenever the number of shares of New Tempo common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Tempo common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Tempo common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding shares of New Tempo common stock (other than those described above or that solely affects the par value of such shares of New Tempo common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which New Tempo is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of New Tempo common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which New Tempo is dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of shares of New Tempo common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each public warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than in connection with the Business Combination) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of New Tempo common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of New Tempo common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of shares of New Tempo common stock in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.
The public warrants have been issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and ACE. The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the public warrants and the Warrant Agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the public warrants, provided that the approval by the holders of at least 65% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders.
The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive shares of New Tempo common stock. After the issuance of shares of New Tempo common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional warrants will be issued upon separation of the units following the Business Combination and only whole warrants will trade.
Private Placement Warrants
As of August 9, 2022, there were 6,600,000 private placement warrants outstanding. The private placement warrants (including the shares of New Tempo common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to directors and officers of ACE and other persons or entities affiliated with the Sponsor) and they will not be redeemable by New Tempo so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and have certain registration rights described herein. Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by New Tempo in all redemption scenarios and exercisable by the holders on the same basis as the public warrants included in the units. Any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants will require a vote of holders of at least 65% of the number of the then outstanding private placement warrants.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Tempo common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Tempo common stock underlying the private placement warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the private placement warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the shares of New Tempo common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. Even during such periods of time when insiders will be permitted to sell New Tempo securities, an insider cannot trade in New Tempo securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their public warrants and sell the shares of New Tempo common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.
Action by Written Consent
The Proposed Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting.
Anti-Takeover Provisions
Section 203 of the Delaware General Corporation Law
As a Delaware corporation, New Tempo is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
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before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds (66 and 2∕3%) of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. New Tempo has not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of New Tempo may be discouraged or prevented.
Proposed Certificate of Incorporation and Proposed Bylaws
Among other things, the Proposed Certificate of Incorporation and Proposed Bylaws:
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permit the Board to issue up to 20,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

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provide that the authorized number of directors may be changed only by resolution of the Board;

•
provide that the Board will be classified into three classes of directors;

•
provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least two-thirds (66 and 2∕3%) of the voting power of all of the then outstanding shares of voting stock of the corporation entitled to vote at an election of directors.

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and shall not be filled by the stockholders;

•
require that any action to be taken by New Tempo stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•
provide that special meetings of our stockholders may be called only by the chairperson of the Board, its chief executive officer, its president or by its board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•
not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least two-thirds (66 and 2∕3%) of the voting power of all of the then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. The Board may also act without stockholder action to amend, adopt or repeal the Proposed Bylaws.
The combination of these provisions will make it more difficult for New Tempo’s existing stockholders to replace the Board as well as for another party to obtain control of New Tempo by replacing its board of directors. Since the Board has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce New Tempo’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New Tempo’s capital stock and may have the effect of delaying changes in New Tempo’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of New Tempo’s common stock.
Limitations on Liability and Indemnification of Officers and Directors
The Proposed Certificate of Incorporation contains provisions that limit the liability of New Tempo’s directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, including:
•
any breach of the director’s duty of loyalty to the corporation or its stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•
any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Proposed Certificate of Incorporation authorizes New Tempo to indemnify its directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. The Proposed Bylaws provide that New Tempo is required to indemnify its directors and officers to the fullest extent permitted by Delaware law and may indemnify its other employees and agents. The Proposed bylaws also provide that, on satisfaction of certain conditions, New Tempo will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether New Tempo would otherwise be permitted to indemnify him or her under the provisions of Delaware law. New Tempo expects to enter into agreements to indemnify its directors and executive officers in connection with the Business Combination. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. New Tempo believes that the Proposed Certificate of Incorporation and Proposed Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. New Tempo will also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against New Tempo’s directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against New Tempo’s directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that New Tempo pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Exclusive Jurisdiction of Certain Actions
The Proposed Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on New Tempo’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of New Tempo’s directors, officers, or stockholders to us or New Tempo’s stockholders; (iii) any action, suit or proceeding asserting a claim against New Tempo or any of New Tempo’s directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, the Proposed Certificate of Incorporation or the Proposed Bylaws; and (iv) any action or proceeding asserting a claim against New Tempo or any of New Tempo’s directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, unless New Tempo consents in writing to the selection of an alternative forum. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. The Proposed Certificate of Incorporation further provides that, unless New Tempo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed Certificate of Incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Additionally, the Proposed Certificate of Incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of New Tempo’s securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Transfer Agent
The transfer agent for New Tempo common stock will be Continental.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW TEMPO SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Tempo common stock or New Tempo warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Tempo at the time of, or at any time during the three months preceding, a sale and (ii) New Tempo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Tempo was required to file reports) preceding the sale.
Persons who have beneficially owned restricted New Tempo common stock shares or New Tempo warrants for at least six months but who are affiliates of New Tempo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of New Tempo common stock then outstanding; or

•
the average weekly reported trading volume of New Tempo’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Tempo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Tempo.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after ACE has completed the Business Combination.
ACE anticipates that following the consummation of the Business Combination, New Tempo will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
New Tempo’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Tempo’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of New Tempo’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of New Tempo’s board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Tempo both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in New Tempo’s Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Tempo’s annual meeting of stockholders, New Tempo’s secretary must receive the written notice at New Tempo’s principal executive offices:
•
not earlier than the 90th day; and

•
not later than the 120th day,

before the one-year anniversary of the preceding year’s annual meeting.
In the event that no annual meeting was held in the previous year, notice of a stockholder proposal must be not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In the event that New Tempo holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.
Accordingly, for New Tempo’s annual meeting, assuming the meeting is held on             notice of a nomination or proposal must be delivered to New Tempo no later than             and no earlier than            . Nominations and proposals must also satisfy other requirements set forth in the bylaws.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2023 annual meeting pursuant to Rule 14a-8 must be received at New Tempo’s principal office a reasonable time before New Tempo begins to print and send its proxy materials and must comply with Rule 14a-8.
Stockholder Director Nominees
New Tempo’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of New Tempo’s Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by New Tempo’s Proposed Bylaws. In addition, the stockholder must give timely notice to New Tempo’s secretary in accordance with New Tempo’s Proposed Bylaws, which, in general, require that the notice be received by New Tempo’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with ACE’s board of directors, any committee chairperson, or the non-management directors as a group by writing to the board or committee chairperson in care of ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington Delaware 19805. Following the Business Combination, such communications should be sent in care of New Tempo, 2460 Alameda St, San Francisco, CA 94103. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson, or all non-management directors.

LEGAL MATTERS
Skadden, Arps, Slate, Meagher & Flom LLP has passed upon the validity of the securities of New Tempo offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Latham & Watkins LLP has represented Tempo in connection with the Business Combination.

EXPERTS
The financial statements of ACE Convergence Acquisition Corp. as of December 31, 2021 and 2020, and for the year ended December 31, 2021, and for the period from March 31, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph relating to ACE Convergence Acquisition Corp.’s ability to continue as a going concern). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Tempo Automation, Inc. as of December 31, 2021 and 2020 and for the years then ended, included in this proxy statement/prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, ACE and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of ACE’s annual report to shareholders and ACE’s proxy statement. Upon written or oral request, ACE will deliver a separate copy of the annual report to shareholders or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that ACE deliver single copies of such documents in the future.
Shareholders may notify ACE of their requests by writing ACE at its principal executive offices at 1013 Centre Road, Suite 403S, Wilmington DE 19805 or by calling ACE at (302) 633-2102.

ENFORCEABILITY OF CIVIL LIABILITY
ACE is a Cayman Islands exempted company. If ACE does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon ACE. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against ACE in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, ACE may be served with process in the United States with respect to actions against ACE arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of ACE’s securities by serving ACE’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION
ACE has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.
ACE files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on ACE at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, ACE’s corporate website under the heading “Investor Relations,” at http://acev.io. ACE’s website and the information contained on, or that can be accessed through, the website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.
Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to ACE has been supplied by ACE, and all such information relating to Tempo has been supplied by Tempo, respectively. Information provided by one does not constitute any representation, estimate or projection of the other.
If you have questions about the Business Combination or would like to request a copy of any documents previously filed by ACE, you should contact via phone or in writing:
Morrow Sodali
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call: (203) 658-9400
Email: ACEV.info@investor.morrowsodali.com

INDEX TO FINANCIAL STATEMENTS
ACE CONVERGENCE ACQUISITION CORP.
Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-3
Consolidated Statements of Operations for the year ended December 31, 2021, and for the period from March 31, 2020 (Inception) through December 31, 2020	F-4
Consolidated Statements of Changes in Shareholders’ Deficit for the year ended December 31, 2021, and for the period from March 31, 2020 (Inception) through December 31, 2020	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2021, and for the period from March 31, 2020 (Inception) through December 31, 2020	F-6
Notes to Consolidated Financial Statements	F-7 to F-23

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
ACE Convergence Acquisition Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ACE Convergence Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, statements of changes in shareholders’ deficit and statements of cash flows for the year ended December 31, 2021 and the period from March 31, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from March 31, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by July 13, 2022 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
March 10, 2022
PCAOB ID Number 100

ACE CONVERGENCE ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS
	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash	$8,390	$792,416
Prepaid expenses	113,140	343,839
Total Current Assets	121,530	1,136,255
Cash and marketable securities held in Trust Account	230,158,259	230,091,362
TOTAL ASSETS	$230,279,789	$231,227,617
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$6,260,642	$859,811
Promissory note – related party	527,756	—
Total current liabilities	6,788,398	859,811
Warrant liability	12,766,082	25,489,000
Deferred underwriting fee payable	8,050,000	8,050,000
TOTAL LIABILITIES	27,604,480	34,398,811
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 23,000,000 shares issued and outstanding at redemption value of $10.00 per share	230,000,000	230,000,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; excluding 23,000,000 shares subject to possible redemption	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding	575	575
Additional paid-in capital	—	—
Accumulated deficit	(27,325,266)	(33,171,769)
Total Shareholders’ Deficit	(27,324,691)	(33,171,194)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$230,279,789	$231,227,617
The accompanying notes are an integral part of these consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31, 2021	For the Period from March 31, 2020 (Inception) through December 31, 2020
Operating costs	$6,943,312	$1,125,460
Loss from operations	(6,943,312)	(1,125,460)
Other income (expense):
Change in fair value of warrant liability	12,722,918	(7,487,000)
Offering costs allocated to warrant liability	—	(667,259)
Interest earned on marketable securities held in Trust Account	66,897	91,362
Total other income (expense), net	12,789,815	(8,062,897)
Net income (loss)	$5,846,503	$(9,188,357)
Weighted average shares outstanding of Class A ordinary shares	23,000,000	16,353,211
Basic and diluted net income (loss) per ordinary share, Class A	$0.20	$(0.42)
Weighted average shares outstanding of Class B ordinary shares	5,750,000	5,529,817
Basic and diluted net income (loss) per ordinary share, Class B	$0.20	$(0.42)
The accompanying notes are an integral part of these consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – March 31, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Accretion for Class A ordinary shares subject to redemption amount	—	—	—	—	(24,425)	(23,983,412)	(24,007,837)
Net loss	—	—	—	—	—	(9,188,357)	(9,188,357)
Balance – December 31, 2020	—	$—	5,750,000	$575	$—	$(33,171,769)	$(33,171,194)
Net income	—	—	—	—	—	5,846,503	5,846,503
Balance – December 31, 2021	—	$—	5,750,000	$575	$—	$(27,325,266)	$(27,324,691)
The accompanying notes are an integral part of these consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2021	For the Period from March 31, 2020 (Inception) through December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$5,846,503	$(9,188,357)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(66,897)	(91,362)
Change in fair value of warrant liability	(12,722,918)	7,487,000
Offering cost allocated to warrants	—	667,259
Payment of formation costs through promissory note- related party	—	1,548
Changes in operating assets and liabilities:
Prepaid expenses	230,699	(343,839)
Accounts payable and accrued expenses	5,400,831	859,811
Net cash used in operating activities	(1,311,782)	(607,940)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(230,000,000)
Net cash used in investing activities	—	(230,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	225,400,000
Proceeds from sale of Private Placement Warrants	—	6,600,000
Proceeds from promissory note – related party	527,756	62,558
Repayment of promissory note – related party	—	(186,760)
Payment of offering costs	—	(500,442)
Net cash provided by financing activities	527,756	231,400,356
Net Change in Cash	(784,026)	792,416
Cash – Beginning	792,416	—
Cash – Ending	$8,390	$792,416
Non-cash investing and financing activities:
Offering costs paid through promissory note – related party	$—	$122,654
Deferred underwriting fee payable	$—	$8,050,000
The accompanying notes are an integral part of these consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS
ACE Convergence Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on March 31, 2020. The Company was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (a “Business Combination”). On January 6, 2021, ACE Convergence Subsidiary Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of ACE Convergence Acquisition Corp., was formed.
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses in the IT infrastructure software and semiconductor sector. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2021, the Company had not commenced any operations. All activities from inception to December 31, 2021 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on July 27, 2020. On July 30, 2020, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,600,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Company’s sponsor, ACE Convergence Acquisition LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $6,600,000, which is described in Note 4.
Transaction costs amounted to $13,273,096 consisting of $4,600,000 of underwriting fees, $8,050,000 of deferred underwriting fees and $623,096 of other offering costs.
Following the closing of the Initial Public Offering on July 30, 2020, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Nasdaq listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
to register as an investment company under the Investment Company Act of 1940. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially to be $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote in person or by proxy at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.
The Company will have until July 13, 2022 (the “Combination Period”) to complete the Business Combination. On January 25, 2022 the Company voted to amended its Articles of Association to extend the Combination Period to July 13, 2022 from January 30, 2022. However, if the Company has not completed

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
a Business Combination within the Combination Period or any Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period or any Extension Period.
The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern
As of December 31, 2021, the Company had $8,390 in its operating bank accounts, $230,158,259 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $6,666,868.
The Company intends to complete a Business Combination by July 13, 2022 or during any Extension Period, as applicable. However, in the absence of a completed Business Combination, the Company may require additional capital. If the Company is unable to raise additional capital, it may be required to take

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until July 13, 2022 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 13, 2022.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these financial statements is the determination of fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.
Marketable Securities Held in Trust Account
At December 31, 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.
Warrant Liability
The Company accounts for the Warrants in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as derivative liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Private Warrants (and the Public Warrants for periods where no observable traded price was available) are valued using a Modified Black Scholes Model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
events. Accordingly, at December 31, 2021 and 2020, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.
At December 31, 2021 and 2020, the Class A ordinary shares reflected in the consolidated balance sheets are reconciled in the following table:
Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	(11,270,000)
Class A ordinary shares issuance costs	(12,737,837)
Plus:
Accretion of carrying value to redemption value	24,007,837
Class A ordinary shares subject to possible redemption	$230,000,000
Offering Costs
Offering costs consisted of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounted to $13,273,096, of which $12,737,837 were charged to temporary equity upon the completion of the Initial Public Offering, and the remaining $667,259 of offering costs allocated to the warrant liability was charged to operations.
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021 and 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income (Loss) Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. The Company has two classes of ordinary shares,which are referred to as Class A ordinary shares and Class B ordinary shares. Income and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
losses are shared prorata between the two classes of shares. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 18,100,000 Class A ordinary shares in the aggregate. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	Year Ended December 31, 2021		For the Period from March 31, 2020 (Inception) through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss), as adjusted	$4,677,202	$1,169,301	$(7,350,686)	$(1,837,671)
Denominator:
Basic and diluted weighted average shares outstanding	23,000,000	5,750,000	16,353,211	5,529,817
Basic and diluted net income (loss) per ordinary share	$0.20	$0.20	$(0.42)	$(0.42)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature except warrant liabilities (see Note 9).
Recent Accounting Standards
In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s consolidated financial statements.
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.
NOTE 3 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $6,600,000. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
In May 2020, the Sponsor purchased 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate consideration of $25,000. On May 29, 2020, the Sponsor transferred an aggregate of 155,000 Founder Shares to certain members of the Company’s management team. On October 13, 2021, the Sponsor transferred an aggregate of 1,678,500 Founder Shares to Sunny Siu.
The Sponsor and the initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Working Capital Facility
On August 12, 2020, the Company entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Company, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility shall be utilized to finance transaction costs in connection with a Business Combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a Business Combination. In return, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
Company deposited $900,000 into an account held by ASIA-IO, from which the Company may make fund withdrawals for up to $1,500,000. Any outstanding amounts deposited with ASIA-IO upon the completion of a Business Combination or dissolution of the Company, shall be returned to the Company. As of December 31, 2021 and 2020, the Company had $527,756 and no borrowing, respectively, borrowings under the working capital facility.
Administrative Services Agreement
The Company entered into an agreement, commencing on July 28, 2020, to pay the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2021, the Company incurred $120,000, of which $90,000 is included in accounts payable and accrued expenses on the December 31, 2021 consolidated balance sheet. For the period from March 31, 2020 (inception) through December 31, 2020, the Company incurred and paid $20,000 in fees for these services.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021 and 2020, the Company had no outstanding borrowings under the Working Capital Loans.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on July 27, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $4,600,000 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Termination of Proposed Achronix Business Combination
On January 7, 2021, we entered into an Agreement and Plan of Merger with Achronix Semiconductor Corp., a Delaware corporation (“Achronix”), and Merger Sub (As defined in Note 1).
On May 24, 2021, in our Form 10-Q for the quarter ended March 31, 2021, we disclosed that the SEC informed us that it was investigating certain disclosures made in the Form S-4 relating to our proposed business combination with Achronix. On July 11, 2021, we and Achronix entered into a termination and release agreement, pursuant to which the parties agreed to mutually terminate the merger agreement relating to the proposed business combination.
On October 27, 2021, we received a letter from the SEC in connection with its investigation with the following response: “We have concluded the investigation as to ACE Convergence Acquisition Corp. (“ACE”). Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against ACE.” The SEC provided this notice pursuant to the guidelines set out in the final paragraph of Securities Act Release No. 5310 (the text of this release can be found at: http://www.sec.gov/divisions/enforce/wells-release.pdf).
Business Combination Agreement
On October 13, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tempo Automation, Inc., a Delaware corporation (“Tempo”), and Merger Sub.
Pursuant to the transactions contemplated by the terms of the Merger Agreement (the “Tempo Business Combination”), and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into Tempo, with Tempo surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). Prior to the closing of the Tempo Business Combination (the “Closing”), the Company shall domesticate as a Delaware corporation (the “Domestication” and, ACE, after the Domestication, “Domesticated ACE”) and shall immediately be renamed “Tempo Automation Holdings, Inc.”
On August 13, 2021, Tempo Automation, Inc., a Delaware corporation (“Tempo”) entered into a Stock Purchase Agreement (the “Whizz Agreement”) with Whizz Systems, Inc., a Delaware corporation (“Whizz”), and on October 13, 2021, Tempo entered into an Agreement and Plan of Merger (the “Compass AC Agreement”) with Compass AC Holdings, Inc., a Delaware corporation (“Compass AC”), pursuant to which, and on the terms and subject to the conditions of which, Tempo will acquire all of the outstanding shares of capital stock of each Whizz and Compass AC (the “Tempo Add-On Acquisitions”) immediately following the closing of the Business Combination (as defined below). After the Effective Time, ACE will pay or issue to eligible Whizz equity holders and Compass AC equity holders their respective pro rata portion of the Whizz Consideration (as defined in the Merger Agreement) or the Compass AC Consideration (as defined in the Merger Agreement), including, for the avoidance of doubt, any applicable earnout consideration, upon the terms and subject to the conditions set forth in the Whizz Agreement or the Compass AC Agreement, as applicable.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
The Closing is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of ACE and Tempo, (ii) effectiveness of the registration statement on Form S-4 (which will include a proxy statement for holders of ACE’s ordinary shares) initially filed by ACE  with the SEC on November 12, 2021 in connection with the Business Combination (the “Registration Statement”), (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any legal restraints on the Closing, and (vi) receipt of approval for listing on The Nasdaq Stock Market LLC (“Nasdaq”) the shares of Domesticated ACE common stock to be issued in connection with the Merger.
ACE’s obligation to consummate the Business Combination is also subject to, among other things, (i) the accuracy of the representations and warranties of Tempo as of the date of the Merger Agreement and as of the Closing, (ii) each of the covenants of Tempo having been performed in all material respects and (iii) all conditions of the closing of each of the Tempo Add-On Acquisitions being satisfied or waived and each of the Tempo Add-On Acquisitions being prepared to be consummated immediately after the Closing.
Tempo’s obligation to consummate the Merger is also subject to, among other things, (i) the accuracy of the representations and warranties of ACE as of the date of the Merger Agreement and as of the Closing, (ii) ACE having performed each of the covenants in all material respects, (iii) the Domestication having been completed and (iv) the sum of (w) the amount of cash available in the trust account into which substantially all of the proceeds of ACE’s initial public offering and private placements of its warrants have been deposited for the benefit of ACE, certain of its public shareholders and the underwriters of ACE’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their Class A ordinary shares pursuant to ACE’s amended and restated memorandum and articles of association (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of ACE or its affiliates), plus (x) the PIPE Investment Amount (as defined in the Merger Agreement), plus (y) the Available Credit Amount (as defined in the Merger Agreement), plus (z) the Available Cash Amount (as defined in the Merger Agreement), being at least equal to $320,000,000.
The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of ACE and Tempo, (ii) by Tempo, if certain approvals of the shareholders of ACE, to the extent required under the Merger Agreement, are not obtained as set forth therein or if there is a Modification in Recommendation (as defined in the Merger Agreement), (iii) by ACE, if certain approvals of the stockholders of Tempo, to the extent required under the Merger Agreement, are not obtained within five business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to Tempo’s stockholders, (iv) by either ACE or Tempo in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before July 13, 2022 (the “Agreement End Date”), unless ACE is in material breach of the Merger Agreement; provided that in the event the Extension Proposals are approved by the stockholders of ACE, then nine (9) months after the date of the Merger Agreement; provided further, that if so extended, then Tempo shall have the right to extend the Agreement End Date for one period of three (3) months if either of the Add-On Acquisitions has not closed due to a failure to obtain regulatory approvals or legal restraints on the closing of either Add-On Acquisition (subject to the requirement that the other conditions to the Closing have generally been satisfied or waived on or before such date).
On or prior to the execution of the Merger Agreement, ACE entered into subscription agreements with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which: (i) certain of the PIPE Investors have collectively subscribed for 8,200,000 shares of the Domesticated ACE Common Stock for an aggregate purchase price equal to $82,000,000 pursuant to

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
Subscription Agreements (the “PIPE Common Stock Subscription Agreements”) and (ii) an affiliate of ACE’s sponsor, ACE Convergence Acquisition LLC (the “Sponsor”), has committed to purchase no less than $25,000,000 of ACE’s 12% convertible senior notes due 2025 pursuant to a Note Subscription Agreement (the “PIPE Convertible Note Subscription Agreement” and, together with the PIPE Common Stock Subscription Agreements, the “PIPE Subscription Agreements”), which is referred to as the “PIPE Investment.”
Concurrently with the execution of the Merger Agreement, an affiliate of the Sponsor (such affiliate, the “Backstop Investor”) entered into a backstop subscription agreement (the “Backstop Subscription Agreement”) with ACE, pursuant to, and on the terms and subject to the conditions on which, the Backstop Investor has committed to purchase, following the Domestication and prior to or substantially concurrently with the Closing, up to 2,500,000 shares of Domesticated ACE common stock, in a private placement for a purchase price of $10.00 per share and an aggregate purchase price of up to $25,000,000, to backstop certain redemptions by ACE shareholders.
On October 13, 2021, ACE entered into a Support Agreement (the “Sponsor Support Agreement”), by and among ACE, the Sponsor, certain of ACE’s directors and officers and Tempo, pursuant to which the Sponsor and each director and officer of ACE agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.
On October 13, 2021, ACE entered into a Support Agreement (the “Tempo Holders Support Agreement”), by and among ACE, Tempo and certain stockholders of Tempo (the “Tempo Stockholders”). Pursuant to the Tempo Holders Support Agreement, the Tempo Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Tempo Holders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Merger, the Merger Agreement or the Tempo Holders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
The Merger Agreement contemplates that, at the Closing, ACE will enter into lock-up agreements with (i) the Sponsor and (ii) and certain former stockholders of Tempo and Compass AC, in each case, restricting the transfer of Domesticated ACE Common Stock from and after the Closing. The restrictions under the lock-up agreements begin at the Closing and end on, among other things, in the case of the Sponsor and certain former stockholders of Tempo, the date that is 365 days after the Closing, and in the case of certain former stockholders of Compass AC, the date that is 180 days after the Closing, or (in each case) upon the stock price of Domesticated ACE reaching $12.00 (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
For more information about the Merger Agreement and the proposed Tempo Business Combination, see our Current Report on Form 8-K filed with the SEC on October 14, 2021, and in our preliminary prospectus/proxy statement included in the Registration Statement. Unless specifically stated, this Annual Report on Form 10-K does not give effect to the proposed Tempo Business Combination and does not contain the risks associated with the proposed Tempo Business Combination. Such risks and effects relating to the proposed Tempo Business Combination is included in the Registration Statement.
Subscription Agreement
On January 18, 2022, ACE entered into a Subscription Agreement (the “Subscription Agreement”) with Tempo, OCM Tempo Holdings, LLC (“OCM”) and Tor Asia Credit Opportunity Master Fund II LP (“Tor”). Pursuant to the Subscription Agreement, OCM, an affiliate of Oaktree Capital Management, L.P. (collectively with its affiliates or affiliated investment funds and/or managed or controlled accounts,

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
“Oaktree”), has committed to purchase $175 million in aggregate principal amount of ACE’s 13% convertible senior notes due 2025 concurrently with the closing (the “Closing”) of the previously announced business combination between ACE and Tempo, which Closing is subject to the satisfaction or waiver of the conditions stated in the Merger Agreement dated as of October 13, 2021, by and among ACE, Tempo Automation and ACE Convergence Subsidiary Corp., and other customary closing conditions. The Subscription Agreement also provides for the purchase of $25 million in aggregate principal amount of ACE’s 13% convertible senior notes due 2025 concurrently with the Closing by Tor, an investment partner of ACE, which investment replaces the previously announced investment in ACE’s 12% convertible senior notes due 2025 by an affiliate of ACE’s sponsor, ACE Convergence Acquisition LLC, as disclosed in the Form 8-K, filed January 20, 2022.
NOTE 7 — SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 23,000,000 Class A ordinary shares issued and outstanding which are presented as temporary equity.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 5,750,000 Class B ordinary shares issued and outstanding.
Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination.
NOTE 8 — WARRANTS
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period or any Extension Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 9 — FAIR VALUE MEASUREMENTS
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.
At December 31, 2021, assets held in the Trust Account were comprised of $598 in cash and $230,157,661 in money market funds. During the year ended December 31, 2021, the Company did not withdraw any interest income from the Trust Account. At December 31, 2020, assets held in the Trust Account were comprised of $82 in cash and $230,091,280 in U.S. Treasury Securities.
The gross holding gains and fair value of held-to-maturity securities at December 31, 2020 is as follows:
	Held-To-Maturity	Amortized Cost	Gross Holding Gain	Fair Value
December 31, 2020	U.S. Treasury Securities (Matured on 1/28/21)*	230,091,280	7,515	230,098,795

*
Upon maturity, the securities were reinvested into money market funds, which invest in U.S. Treasury Securities. As of December 31, 2021 there were no held-to-maturity securities.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Markets (level)	December 31, 2021	December 31, 2020
Assets:
Cash and marketable securities held in Trust Account	1	$230,157,661	$230,098,795
Liabilities:
Warrant Liability – Public Warrants	1	$7,820,000	$15,985,000
Warrant Liability – Private Placement	3	$4,946,082	$9,504,000
The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the Company’s consolidated balance sheets. The warrant liability are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liability in the consolidated statements of operations.
The Private Warrants were valued using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Warrants were initially classified as Level 3 due to the use of unobservable inputs. The most significant input is volatility and significant increases (decreases) in the expected volatility in isolation would result in a significantly higher (lower) fair value measurement. For periods subsequent to the detachment of the warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date. The measurement of the Public Warrants is classified as Level 1 due to the use of an observable market quote in an active market.
The key inputs in the modified Black Scholes model for the Private Placement Warrants were as follows at the following measurement dates:
Input:	December 31, 2021	December 31, 2020
Risk-free interest rate	1.26%	0.36%
Expected term (years)	5.28	5.49
Expected volatility	18.8%	22.7%
Exercise price	$11.50	$11.50
Stock Price	$9.96	$10.22

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
The following table presents the changes in the fair value of Level 3 warrant liabilities:
	Private Placement	Public
Fair value as of May 28, 2020	—	—
Initial measurement on July 30, 2020	$6,732,000	$11,270,000
Transfer from Level 3 to Level 1	—	(11,270,000)
Change in fair value	2,772,000	—
Fair value as of December 31, 2020	$9,504,000	—
Change in fair value	(4,557,918)	—
Fair value as of December 31, 2021	$4,946,082	—
Due to the use of quoted prices in an active market (Level 1) to measure the fair value of the Public Warrants, subsequent to initial measurement, the Company had transfers out of Level 3 totaling $11,270,000 during the period from July 30, 2020 through December 31, 2020 and no transfers in 2021.
NOTE 10 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, except as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
On January 13, 2022, in connection with extension of the business combination period, the Sponsor agreed to contribute to the Company as a loan $0.03 for each Class A ordinary share of the Company that is not redeemed in connection with the shareholder vote to approve the Extension, for each month (or a pro rata portion thereof if less than a month) until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve the business combination between the Company and Tempo Automation, Inc. and (ii) $1.5 million has been loaned. The Contribution(s) will not bear any interest, and will be repayable by the Company to the Sponsor upon the earlier of the date by which the Company must complete an initial business combination and the consummation of the business combination between the Company and Tempo Automation, Inc.
On January 21, 2022, in connection with the extension of time to complete a business combination, shareholders of Class A Ordinary shares elected to redeem an aggregate of 14,797,723 Class A Ordinary Shares. As a result, approximately $148,079,821 was paid out of the Trust in connection with the redemptions.
On January 25, 2022 the Company voted to amend the Investment Management Trust Agreement entered into by the Company and the Trustee on July 27, 2020 (the “Trust Agreement”), to extend the business combination period from January 30, 2022, to July 13, 2022.

ACE CONVERGENCE ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
	March 31, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets
Cash	$—	$8,390
Prepaid expenses	109,792	113,140
Total Current Assets	109,792	121,530
Cash and marketable securities held in Trust Account	82,578,288	230,158,259
TOTAL ASSETS	$82,688,080	$230,279,789
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$6,749,525	$6,260,642
Convertible promissory note	739,980	—
Advances- related party	88,894	—
Promissory note – related party	829,294	527,756
Total current liabilities	8,407,693	6,788,398
Warrant liability	12,693,389	12,766,082
Deferred underwriting fee payable	8,050,000	8,050,000
TOTAL LIABILITIES	29,151,082	27,604,480
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 8,202,277 and 23,000,000 shares issued and outstanding at redemption value of $10.06 and $10.00 per share at March 31, 2022 and December 31, 2021, respectively	82,412,315	230,000,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued or outstanding excluding 8,202,277 and 23,000,000 shares subject to possible redemption at March 31, 2022 and December 31, 2021, respectively	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding at March 31, 2022 and December 31, 2021	575	575
Additional paid-in capital	—	—
Accumulated deficit	(28,875,892)	(27,325,266)
Total Shareholders’ Deficit	(28,875,317)	(27,324,691)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$82,688,080	$230,279,789
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended March 31,
	2022	2021
Operating costs	$1,138,897	$1,252,982
Loss from operations	(1,138,897)	(1,252,982)
Other income (expense):
Change in fair value of warrant liability	72,693	(10,311,560)
Interest earned on cash and marketable securities held in Trust Account	7,714	40,113
Total other income (expense), net	80,407	(10,271,447)
Net loss	$(1,058,490)	$(11,524,429)
Weighted average shares outstanding of Class A ordinary shares	11,693,875	23,000,000
Basic and diluted net loss per share, Class A ordinary shares	$(0.06)	$(0.40)
Weighted average shares outstanding of Class B ordinary shares	5,750,000	5,750,000
Basic and diluted net loss per share, Class B ordinary shares	$(0.06)	$(0.40)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2022
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	—	$—	5,750,000	$575	$—	$(27,325,266)	$(27,324,691)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(492,136)	(492,136)
Net loss	—	—	—	—	—	(1,058,490)	(1,058,490)
Balance – March 31, 2022 (unaudited)	—	$—	5,750,000	$575	$—	$(28,875,892)	$(28,875,317)
FOR THE THREE MONTHS ENDED MARCH 31, 2021
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	—	$—	5,750,000	$575	$—	$(33,171,769)	$(33,171,194)
Net loss	—	—	—	—	—	(11,524,429)	(11,524,429)
Balance – March 31, 2021 (unaudited)	—	$—	5,750,000	$575	$—	$(44,696,198)	$(44,695,623)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Three Months Ended March 31,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(1,058,490)	$(11,524,429)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(7,714)	(40,114)
Change in fair value of warrant liability	(72,693)	10,311,560
Changes in operating assets and liabilities:
Prepaid expenses	3,348	42,839
Accounts payable and accrued expenses	488,883	445,211
Net cash used in operating activities	(646,666)	(764,933)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(492,136)	—
Cash withdrawn from Trust Account in connection with redemption	148,079,821
Net cash provided by investing activities	147,587,685	—
Cash Flows from Financing Activities:
Proceeds from promissory note – related party	1,130,412	—
Redemption of ordinary shares	(148,079,821)	—
Net cash used in financing activities	(146,949,409)	—
Net Change in Cash	(8,390)	(764,933)
Cash – Beginning of period	8,390	792,416
Cash – End of period	$—	$27,483
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS
ACE Convergence Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on March 31, 2020. The Company was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (a “Business Combination”). On January 6, 2021, ACE Convergence Subsidiary Corp. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of ACE Convergence Acquisition Corp., was formed.
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses in the IT infrastructure software and semiconductor sector. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of March 31, 2022, the Company had not commenced any operations. All activity through March 31, 2022 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on July 27, 2020. On July 30, 2020, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 4.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,600,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Company’s sponsor, ACE Convergence Acquisition LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $6,600,000, which is described in Note 5.
Transaction costs amounted to $13,273,096 consisting of $4,600,000 of underwriting fees, $8,050,000 of deferred underwriting fees and $623,096 of other offering costs.
Following the closing of the Initial Public Offering on July 30, 2020, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Nasdaq listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially to be $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote in person or by proxy at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Second Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
The Company will have until July 13, 2022 (the “Combination Period”) to complete the Business Combination. On January 21, 2022 the shareholders of the Company voted to amend the Company’s Amended and Restated Memorandum and Articles of Association to extend the Combination Period to July 13, 2022 from January 30, 2022. On January 21, 2022, in connection with the extension of the business combination period, shareholders of Class A Ordinary shares elected to redeem an aggregate of 14,797,723 Class A Ordinary Shares. As a result, approximately $148,079,821 was paid out of the Trust in connection with the redemptions. If the Company has not completed a Business Combination within the Combination Period or any Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period or any Extension Period.
The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Going Concern
As of March 31, 2022, the Company had no cash in its operating bank accounts, $82,578,288 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $8,297,901.
The Company intends to complete a Business Combination by July 13, 2022 or during any Extension Period, as applicable. However, in the absence of a completed Business Combination, the Company will require additional capital. The Company as of March 31, 2022 has no cash held outside of trust and will require further capital contribution from the Sponsor, management, or related parties. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through one year from the date of these financial statements if a Business Combination is not consummated. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until July 13, 2022 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 13, 2022.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2021, as filed with the SEC on March 10, 2022. The interim results for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these financial statements is the determination of fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Marketable Securities Held in Trust Account
At March 31, 2022 and December 31, 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. All of the

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying condensed consolidated statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2022 and December 31, 2021.
Warrant Liability
The Company accounts for the Warrants in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as derivative liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed consolidated statements of operations. The Private Warrants (and the Public Warrants for periods where no observable traded price was available) are valued using a Modified Black Scholes Model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2022 and December 31, 2021, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed consolidated balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
On January 13, 2022, contingent upon the Company’s shareholders’ approval of the extension of the business combination period, the Sponsor agreed to contribute to the Company as a loan $0.03 for each Class A ordinary share of the Company that was not redeemed in connection with the shareholder vote to approve the Extension. On February 1, 2022 and March 1, 2022, the Company deposited $246,068 and $246,068, respectively, into the trust for an aggregate total of $492,136.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
In connection with the extension of the business combination period, shareholders of Class A Ordinary shares elected to redeem an aggregate of 14,797,723 Class A Ordinary Shares. As a result, approximately $148,079,821 was paid out of the Trust in connection with the redemptions.
At March 31, 2022 and December 31, 2021, the Class A ordinary shares reflected in the condensed consolidated balance sheets are reconciled in the following table:
Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	(11,270,000)
Class A ordinary shares issuance costs	(12,737,837)
Plus:
Accretion of carrying value to redemption value	24,007,837
Class A ordinary shares subject to possible redemption, December 31, 2021	$230,000,000
Less:
Redemption of Class A Ordinary Shares	(148,079,821)
Add:
Accretion of carrying value to redemption value	492,136
Class A ordinary shares subject to possible redemption, March 31, 2022	$82,412,315
Offering Costs
Offering costs consisted of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounted to $13,273,096, of which $12,605,837 were charged to temporary equity and accreted to redemption value upon the completion of the Initial Public Offering, and the remaining $667,259 of offering costs allocated to the warrant liability was charged to operations.
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2022 and December 31, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income (Loss) Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 18,100,000 Class A ordinary shares in the aggregate. As of March 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):
	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss, as adjusted	$(709,581)	$(348,909)	$(9,219,543)	$(2,304,886)
Denominator:
Basic and diluted weighted average shares outstanding	11,693,875	5,750,000	23,000,000	5,750,000
Basic and diluted net loss per ordinary share	$(0.06)	$(0.06)	$(0.40)	$(0.40)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limits of $250,000. The Company has not experienced losses on this account, and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature except warrant liabilities (see Note 9).
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.
NOTE 3 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $6,600,000. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
In May 2020, the Sponsor purchased 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate consideration of $25,000. On May 29, 2020, the Sponsor transferred an aggregate of 155,000 Founder Shares to certain members of the Company’s management team. On October 13, 2021, the Sponsor distributed 1,678,500 Founder Shares to Sunny Siu. In January 2022, the Sponsor distributed 755,930 Founder Shares to ACE SO5 Holdings Limited (“ACE SO5”), an affiliate of the Sponsor, and ACE SO5 became a party to (i) the Letter Agreement, dated as of July 27, 2020, by and among ACE, the Sponsor and certain of ACE’s current and former officers, directors and director nominees, and (ii) the Sponsor Support Agreement.
The Sponsor and the initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Working Capital Facility
On August 12, 2020, the Company entered into a working capital facility (the “Working Capital Facility”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Company, in the aggregate amount of $1,500,000. The funds from the Working Capital Facility shall be utilized to finance transaction costs in connection with a Business Combination. The Working Capital Facility is non-interest bearing, non-convertible and due to be repaid upon the consummation of a Business Combination. In return, the Company deposited $900,000 into an account held by ASIA-IO, from which the Company may make fund withdrawals for up to $1,500,000. Any outstanding amounts deposited with ASIA-IO upon the completion of a Business Combination or dissolution of the Company, shall be returned to the Company. As of March 31, 2022 and December 31, 2021, the Company had $829,294 and $527,756, respectively, borrowings under the working capital facility.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Administrative Services Agreement
The Company entered into an agreement, commencing on July 28, 2020, to pay the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months ended March 31, 2022, the Company incurred $30,000 in fees for these services, of which such fee is included in accrued liabilities as of March 31, 2022 on the condensed consolidated balance sheet. For the three months ended March 31, 2021, the Company incurred and paid $30,000 in fees for these services. As of March 31, 2022 and December 31, 2021 the Company had accrued fees in the amount of $120,000 and $90,000, respectively.
Related Party Loans
On January 13, 2022 in connection with the Company’s extension of time to complete a business combination, the Company entered into a working capital loan (the “Working Capital Loan”) with ASIA-IO Advisors Limited (“ASIA-IO”), an affiliate of the Company, in the aggregate amount of $1,500,000. The funds from the Working Capital Loan shall be utilized to finance transaction costs in connection with a Business Combination. The Working Capital Loan is non-interest bearing and due to be repaid upon the consummation of a Business Combination. At any time beginning on the closing date of the Business Combination and ending on or prior to the Maturity Date, at the option of Payee, any unpaid principal amount outstanding under this Note (or any portion thereof) up to $1,500,000 in the aggregate may be exchanged into the warrants issued to Sponsor at an exchange price equal to $1.00 per warrant. As of March 31, 2022 and December 31, 2021, the Company had $739,980 and $0 borrowings under the Working Capital Loans, respectively. Management has determined the fair value of the note is more accurately recorded at par since the conversion price is almost 150% higher than the value of the warrants. No arm’s-length transaction by a note holder would result in a conversion with this fact pattern, thus it is a more accurate depiction with recording at par. As such, no fair value change was booked to the condensed consolidated statement of operations.
In January 2022 and February 2022, members of the Sponsor, the Company’s management and certain other related parties advanced the Company an aggregate of $88,894 for expenses related to operations and completing a Business Combination. The amounts loaned are non-interest bearing and due to be repaid upon the consummation of a Business Combination.
On January 13, 2022, contingent upon the Company’s shareholders’ approval of the extension of the business combination period, the Sponsor agreed to contribute to the Company as a loan $0.03 for each Class A ordinary share of the Company that was not redeemed in connection with the shareholder vote to approve the Extension. On February 1, 2022 and March 1, 2022, the Company deposited $246,068 and $246,068, respectively, into the trust for an aggregate total of $492,136.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or close of the Business Combination, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
2020 Registration Rights Agreement
Pursuant to a registration rights agreement entered into on July 27, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
In connection with the Tempo Business Combination (as defined below), the registration rights agreement will be amended and restated. At the closing of the Tempo Business Combination, Domesticated ACE (as defined below), the Sponsor, the other parties to the Sponsor Support Agreement (as defined below) and certain former stockholders of Tempo Automation, Inc. will enter into an Amended and Restated Registration Rights Agreement, pursuant to which Domesticated ACE will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Domesticated ACE common stock and other equity securities of Domesticated ACE that are held by the parties thereto from time to time.
Underwriting Agreement
The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $4,600,000 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Termination of Proposed Achronix Business Combination
On January 7, 2021, The Company entered into an Agreement and Plan of Merger (the “Achronix Merger Agreement”) with Achronix Semiconductor Corp., a Delaware corporation (“Achronix”), and ACE Convergence Subsidiary Corp., a Delaware corporation and its wholly owned subsidiary (“Merger Sub”).
On May 24, 2021, in the Form 10-Q for the quarter ended March 31, 2021, the Company disclosed that the SEC informed the Company that it was investigating certain disclosures made in the Form S-4 relating to the proposed business combination with Achronix. On July 11, 2021, the Company and Achronix entered into a termination and release agreement, pursuant to which the parties agreed to mutually terminate the Achronix Merger Agreement relating to the proposed business combination with Achronix.
On October 27, 2021, the Company received a letter from the SEC in connection with its investigation with the following response: “We have concluded the investigation as to ACE Convergence Acquisition Corp. (“ACE”). Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against ACE.”
Business Combination Agreement
On October 13, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tempo Automation, Inc., a Delaware corporation (“Tempo”), and Merger Sub.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Pursuant to the transactions contemplated by the Merger Agreement (the “Tempo Business Combination”), and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into Tempo, with Tempo surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). Prior to the closing of the Tempo Business Combination (the “Closing”), the Company shall domesticate as a Delaware corporation (the “Domestication” and, ACE, after the Domestication, “Domesticated ACE”) and shall be renamed “Tempo Automation Holdings, Inc.”
As a result of and upon the Closing, among other things, all outstanding shares of Tempo common stock as of immediately prior to the Closing, and, together with shares of Tempo common stock reserved in respect of Tempo options outstanding as of immediately prior to the Closing that will be converted into awards based on New Tempo common stock, will be cancelled in exchange for the right to receive, or the reservation of (in the case of the Tempo options, if and to the extent earned and subject to their respective terms), an aggregate of approximately 53,600,000 shares of Domesticated ACE common stock (at a deemed value of $10.00 per share) equal to the remainder of (a) the quotient obtained by dividing (i) the Base Purchase Price (as defined in the Merger Agreement) by (ii) $10.00, less (b) the maximum aggregate number of shares of Domesticated ACE common stock issuable as Whizz Consideration and Advanced Circuits Consideration (each, as defined in the Merger Agreement), including, as applicable, a number of earnout shares.
Additionally, Tempo has undertaken to use its commercially reasonable efforts to cause the holder of each outstanding and unexercised Tempo warrant to exercise such Tempo warrant in exchange for shares of Tempo common stock immediately prior to the effective time of the Merger. Holders of Tempo warrants may elect not to exercise such Tempo warrants in exchange for shares of Tempo common stock prior to the effective time of the Merger. Any Tempo warrants that remain issued and outstanding as of immediately prior to the effective time of the Tempo Business Combination will be converted into warrants to purchase shares of Domesticated ACE common stock on substantially similar terms to the Tempo warrants.
An additional 10,200,000 shares of Domesticated ACE common stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors (“Third Party PIPE Investors”) and certain related parties of the Sponsor (the “Sponsor Related PIPE Investors” and, collectively with the Third Party PIPE Investors, the “PIPE Investors”), for a total aggregate purchase price of up to $102.0 million (the “PIPE Investment”). In addition, the Company has agreed to issue additional shares of Domesticated ACE common stock to each PIPE Investor in the event that the volume weighted average price per share of Domesticated ACE common stock during the 30 days commencing on the date on which a registration statement registering the resale of the shares of Domesticated ACE common stock acquired by the PIPE Investors is declared effective is less than $10.00 per share (which registration statement the Company has agreed to file pursuant to the subscription agreements entered into in connection with the PIPE Investment). Certain PIPE Investors originally subscribed for $25.0 million of ACE’s 12.0% convertible senior notes due 2025, but such subscription was terminated in January 2022 in connection with the subscription by certain parties for $200.0 million of 15.5% convertible notes. Such subscription also contemplates entry into a registration rights agreement with respect to the resale of equity securities of Domesticated ACE held by such parties from time to time. Additionally, in March 2022, a ACE SO3 SPV Limited agreed to purchase an unsecured subordinated convertible note in an aggregate principal amount of $20.0 million in connection with the Closing. Additionally, the holder of such unsecured subordinated convertible note will be entitled to registration rights with respect to all shares of Domesticated ACE common stock issued to the holder upon conversion of the note. The proceeds of the PIPE Investment, together with the amounts remaining in ACE’s trust account as of immediately following the effective time of the Tempo Business Combination, will be retained by Domesticated ACE following the Closing.
In connection with the Tempo Business Combination and pursuant to separate agreements, Tempo will acquire 100% of the issued and outstanding equity interests in each of Whizz Systems, Inc. (“Whizz”), a Delaware corporation, and Compass AC Holdings, Inc. (“Compass AC”), a Delaware corporation (the

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
“Tempo Add-On Acquisitions”). After the effective time of the Tempo Business Combination, ACE will pay or issue to eligible Whizz equity holders and to eligible Compass AC equity holders their pro rata portions of the Whizz Closing Consideration (as defined in the Merger Agreement) or the Advanced Circuits Closing Consideration (as defined in the Merger Agreement), respectively, as well as any applicable earnout consideration, upon the terms and subject to the conditions set forth in the agreements entered into by Tempo with each of Whizz and Compass AC, as applicable.
The Closing is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of ACE and Tempo, (ii) the absence of any legal restraints on the Closing, and (iii) receipt of approval for listing on The Nasdaq Stock Market LLC (“Nasdaq”) the shares of Domesticated ACE common stock to be issued in connection with the Merger.
ACE’s obligation to consummate the Business Combination is also subject to, among other things, (i) the accuracy of the representations and warranties of Tempo as of the date of the Merger Agreement and as of the Closing, (ii) each of the covenants of Tempo having been performed in all material respects and (iii) all conditions of the closing of each of the Tempo Add-On Acquisitions being satisfied or waived and each of the Tempo Add-On Acquisitions being prepared to be consummated immediately after the Closing.
Tempo’s obligation to consummate the Merger is also subject to, among other things, (i) the accuracy of the representations and warranties of ACE as of the date of the Merger Agreement and as of the Closing, (ii) ACE having performed each of the covenants in all material respects, (iii) the Domestication having been completed and (iv) the sum of (w) the amount of cash available in the trust account into which substantially all of the proceeds of ACE’s initial public offering and private placements of its warrants have been deposited for the benefit of ACE, certain of its public shareholders and the underwriters of ACE’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy ACE’s obligations to its shareholders (if any) that exercise their rights to redeem their Class A ordinary shares pursuant to ACE’s amended and restated memorandum and articles of association (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of ACE or its affiliates), plus (x) the PIPE Investment Amount (as defined in the Merger Agreement), plus (y) the Available Credit Amount (as defined in the Merger Agreement), plus (z) the Available Cash Amount (as defined in the Merger Agreement), being at least equal to $320,000,000.
The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of ACE and Tempo, (ii) by Tempo, if certain approvals of the shareholders of ACE, to the extent required under the Merger Agreement, are not obtained as set forth therein or if there is a Modification in Recommendation (as defined in the Merger Agreement), (iii) by ACE, if certain approvals of the stockholders of Tempo, to the extent required under the Merger Agreement, are not obtained within five business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to Tempo’s stockholders, (iv) by either ACE or Tempo in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, non-appealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before July 13, 2022 (the “Agreement End Date”), unless ACE is in material breach of the Merger Agreement; provided that in the event the Extension Proposals are approved by the stockholders of ACE, then nine (9) months after the date of the Merger Agreement; provided further, that if so extended, then Tempo shall have the right to extend the Agreement End Date for one period of three (3) months if either of the Tempo Add-On Acquisitions has not closed due to a failure to obtain regulatory approvals or legal restraints on the closing of either Tempo Add-On Acquisition (subject to the requirement that the other conditions to the Closing have generally been satisfied or waived on or before such date).

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Concurrently with the execution of the Merger Agreement, an affiliate of the Sponsor (such affiliate, the “Backstop Investor”) entered into a backstop subscription agreement (the “Backstop Subscription Agreement”) with ACE, pursuant to, and on the terms and subject to the conditions on which, the Backstop Investor committed to purchase, following the Domestication and prior to or substantially concurrently with the Closing, up to 2,500,000 shares of Domesticated ACE common stock, in a private placement for a purchase price of $10.00 per share and an aggregate purchase price of up to $25,000,000, to backstop certain redemptions by ACE shareholders. On March 16, 2022, ACE and the Backstop Investor terminated the Backstop Subscription Agreement in connection with the execution of the Cantor Purchase Agreement (as defined below).
On October 13, 2021, ACE entered into a Support Agreement (the “Sponsor Support Agreement”), by and among ACE, the Sponsor, certain of ACE’s directors and officers and Tempo, pursuant to which the Sponsor and each director and officer of ACE agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.
On October 13, 2021, ACE entered into a Support Agreement (the “Tempo Holders Support Agreement”), by and among ACE, Tempo and certain stockholders of Tempo (the “Tempo Stockholders”). Pursuant to the Tempo Holders Support Agreement, the Tempo Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Tempo Holders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Merger, the Merger Agreement or the Tempo Holders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
On March 16, 2022, ACE entered into a Common Stock Purchase Agreement (the “Cantor Purchase Agreement”) with CF Principal Investments LLC (“CFPI”), a Delaware limited liability company and an affiliate of Cantor Fitzgerald & Co., relating to a committed equity facility. Pursuant to the Cantor Purchase Agreement, Domesticated ACE will have the right from time to time at its option following the Closing to sell to CFPI up to $100.0 million of Domesticated ACE common stock, subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. Sales of Domesticated ACE common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by Domesticated ACE from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Domesticated ACE common stock and determinations by Domesticated ACE regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of Domesticated ACE common stock are sold to CFPI. Domesticated ACE expects to use the proceeds from any sales under the Cantor Purchase Agreement for the payment of certain transaction expenses relating to the Business Combination and working capital and general corporate purposes. Following the Closing, and upon the initial satisfaction of the conditions to CFPI’s obligation to purchase shares of Domesticated ACE common stock set forth in the Cantor Purchase Agreement (the “Commencement”), including that a registration statement registering the resale of such shares of Domesticated ACE common stock under the Securities Act is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, Domesticated ACE will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after the Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of Domesticated ACE as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of Domesticated ACE common stock that the Company elects to sell pursuant to the Cantor Purchase Agreement will be 97% of the volume weighted average price of the shares of Domesticated ACE common stock during the applicable purchase date on which written notice has been timely delivered to CFPI directing it to purchase shares of

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
Domesticated ACE common stock under the Cantor Purchase Agreement. In connection with the execution of the Cantor Purchase Agreement, ACE agreed to issue shares of Domesticated ACE common stock to CFPI as consideration for its irrevocable commitment to purchase the shares of Domesticated ACE common stock upon the terms and subject to the satisfaction of the conditions set forth in the Cantor Purchase Agreement. In connection with ACE’s entry into the Cantor Purchase Agreement, ACE and CFPI entered into a Registration Rights Agreement (the “Cantor Registration Rights Agreement”), pursuant to which Domesticated ACE has agreed to register for resale, pursuant to Rule 415 under the Securities Act, the shares of Domesticated ACE common stock that are sold to CFPI under the facility, including the shares of Domesticated ACE common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of Domesticated ACE common stock, from time to time.
The Merger Agreement contemplates that, at the Closing, ACE will enter into lock-up agreements with (i) the Sponsor and (ii) and certain former stockholders of Tempo and Compass AC, in each case, restricting the transfer of Domesticated ACE common stock from and after the Closing. The restrictions under the lock-up agreements begin at the Closing and end on, among other things, in the case of the Sponsor and certain former stockholders of Tempo, the date that is 365 days after the Closing, and in the case of certain former stockholders of Compass AC, the date that is 180 days after the Closing, or (in each case) upon the stock price of Domesticated ACE reaching $12.00 (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
For more information about the Merger Agreement and the proposed Tempo Business Combination, see the Company’s Current Report on Form 8-K filed with the SEC on October 14, 2021, and its proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC in connection with the Tempo Business Combination. Unless specifically stated, this Quarterly Report on Form 10-Q does not give effect to the proposed Tempo Business Combination and does not contain the risks associated with the proposed Tempo Business Combination. Such risks and effects relating to the proposed Tempo Business Combination are included in the Registration Statement.
Subscription Agreement
On January 18, 2022, ACE entered into a Subscription Agreement (the “Subscription Agreement”) with Tempo, OCM Tempo Holdings, LLC (“OCM”) and Tor Asia Credit Opportunity Master Fund II LP (“Tor”). Pursuant to the Subscription Agreement, OCM, an affiliate of Oaktree Capital Management, L.P. (collectively with its affiliates or affiliated investment funds and/or managed or controlled accounts, “Oaktree”), has committed to purchase $175 million in aggregate principal amount of ACE’s 13% convertible senior notes due 2025 concurrently with the Closing, which Closing is subject to the satisfaction or waiver of the conditions stated in the Merger Agreement and other customary closing conditions. The Subscription Agreement also provides for the purchase of $25 million in aggregate principal amount of ACE’s 13% convertible senior notes due 2025 concurrently with the Closing by Tor, an investment partner of ACE, which investment replaces the previously announced investment in ACE’s 12% convertible senior notes due 2025 by an affiliate of the Sponsor, as disclosed in the Form 8-K, filed January 20, 2022.
NOTE 7 — SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2022 and December 31, 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
share. At March 31, 2022 there were 8,202,277 Class A ordinary shares issued and outstanding and at December 31, 2021 there were 23,000,000 Class A ordinary shares issued and outstanding, which are presented as temporary equity.
In connection with the extension of the business combination period, shareholders of Class A Ordinary shares elected to redeem an aggregate of 14,797,723 Class A Ordinary Shares. As a result, approximately $148,079,821 was paid out of the Trust in connection with the redemptions.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At March 31, 2022 and December 31, 2021, there were 5,750,000 Class B ordinary shares issued and outstanding.
Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination.
NOTE 8 — WARRANTS
As of March 31, 2022 the Company had 11,500,000 Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period or any Extension Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
As of March 31, 2022 the Company had 6,600,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 9 — FAIR VALUE MEASUREMENTS
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.
At March 31, 2022, assets held in the Trust Account were comprised of $913 in cash and $82,577,375 in money market funds. During the three months ended March 31, 2022 and March 31, 2021, the Company did not withdraw any interest income from the Trust Account. At December 31, 2021, assets held in the Trust Account were comprised of $598 in cash and $230,157,661 in money market funds.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Markets (level)	March 31, 2022	December 31, 2021
Assets:
Cash and Marketable Securities held in Trust Account	1	$82,578,288	$230,158,259
Liabilities:
Warrant Liability – Public Warrants	1	$8,043,100	$7,820,000
Warrant Liability – Private Placement	3	$4,650,289	$4,946,082
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Company’s condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed consolidated statements of operations.
The Private Warrants were valued using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Public Warrants were initially classified as Level 3 due to the use of unobservable inputs. For periods subsequent to the detachment of the warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date. The measurement of the Public Warrants is classified as Level 1 due to the use of an observable market quote in an active market.
The key inputs in the modified Black Scholes model for the Private Placement Warrants were as follows at the following measurement dates:
Input:	March 31, 2022	December 31, 2021
Risk-free interest rate	2.42%	1.26%
Expected term (years)	5.10	5.28
Expected volatility	10.4%	18.8%
Exercise price	$11.50	$11.50
Stock Price	$10.06	$9.96
The following tables present the changes in the fair value of Level 3 warrant liabilities for the three months ended March 31, 2022 and 2021:
	Private Placement	Public
Fair value as of January 1, 2022	4,946,082	—
Change in fair value	(295,793)	—
Fair value as of March 31, 2022	$4,650,289	—
	Private Placement	Public
Fair value as of January 1, 2021	9,504,000	—
Change in fair value	3,871,560	—
Fair value as of March 31, 2021	$13,375,560	—

ACE CONVERGENCE ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(UNAUDITED)
There were no transfers during the three months ended March 31, 2022 and 2021.
NOTE 10 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Tempo Automation, Inc.
San Francisco, California
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Tempo Automation, Inc. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2020.
San Jose, California
March 16, 2022

Tempo Automation, Inc.
Balance Sheets
(in thousands, except share and per share amounts)
	As of December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$2,864	$17,340
Accounts receivable, net	2,918	2,713
Inventory	879	168
Contract assets	1,219	608
Prepaid expenses and other current assets	892	535
Total current assets	8,772	21,364
Property and equipment, net	8,891	10,602
Operating leases – right of use asset	1,323	2,109
Restricted cash	320	406
Other noncurrent assets	2,925	257
Total assets	$22,231	$34,738
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$1,583	$467
Contract liabilities	175	80
Accrued liabilities	3,971	933
Accrued compensation and related benefits	1,249	604
Operating lease liability, current	1,111	987
Finance lease, current	1,091	906
Loan payable, current	10,486	1,978
Total current liabilities	19,666	5,955
Operating lease liability, noncurrent	546	1,657
Finance lease, noncurrent	1,606	2,697
Loan payable, noncurrent	11,351	4,418
Other noncurrent liabilities	5,573	341
Total liabilities	38,742	15,068
Commitment and contingencies (Note 15)
Convertible preferred stock
Convertible preferred stock, $0.00001 par value. 31,058,244 and 39,982,670 shares authorized at December 31, 2021 and 2020, respectively; 29,520,187 shares issued and outstanding at December 31, 2021 and 2020 (liquidation preference of $74,496 at December 31, 2021 and 2020)	75,684	75,684
Stockholders’ deficit
Common stock, $0.00001 par value. 63,299,666 and 66,000,000 shares authorized at December 31, 2021 and 2020, respectively; 10,037,305 and 9,773,097 shares issued and outstanding at December 31, 2021 and 2020, respectively	—	—
Additional paid in capital	16,117	4,285
Accumulated deficit	(108,312)	(60,299)
Total stockholders’ deficit	(92,195)	(56,014)
Total liabilities, convertible preferred stock and stockholders’ deficit	$22,231	$34,738
The accompanying notes are an integral part of these financial statements.

Tempo Automation, Inc.
Statements of Operations
(in thousands, except share and per share amounts)
	Years Ended December 31,
	2021	2020
Revenue	$17,361	$18,724
Cost of revenue	14,578	14,098
Gross profit	2,783	4,626
Operating expenses
Research and development	9,904	6,690
Sales and marketing	9,817	7,892
General and administrative	16,376	8,613
Total operating expenses	36,097	23,195
Loss from operations	(33,314)	(18,569)
Other income (expense), net
Interest expense	(3,686)	(630)
Other financing cost	(8,955)	—
Gain on PPP loan forgiveness	2,500	—
Loss on debt extinguishment	(319)
Interest income	3	49
Change in fair value of warrants	(4,242)	47
Total other income (expense), net	(14,699)	(534)
Loss before income taxes	(48,013)	(19,103)
Income tax provision	—	1
Net loss	$(48,013)	$(19,104)
Net loss attributable per share to common stockholders, basic and diluted	(4.89)	(1.96)
Weighted-average shares used to compute net loss attributable per share to common stockholders, basic and diluted	9,819,576	9,755,174
The accompanying notes are an integral part of these financial statements.

Tempo Automation, Inc.
Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except number of shares)
	Convertible Preferred Stock		Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	29,520,187	$75,684	9,740,717	$—	$2,900	$(41,195)	$(38,295)
Net loss	—	—	—	—	—	(19,104)	(19,104)
Issuance of common stock upon exercise of stock options	—	—	18,681	—	22	—	22
Issuance of common stock awards	—	—	13,699	—	—	—	—
Issuance of common stock warrants	—	—	—	—	107	—	107
Stock-based compensation	—	—	—	—	1,256	—	1,256
Balance at December 31, 2020	29,520,187	75,684	9,773,097	—	4,285	(60,299)	(56,014)
Net loss	—	—	—	—	—	(48,013)	(48,013)
Issuance of common stock upon exercise of stock options	—	—	264,208	—	126	—	126
Issuance of common stock warrants	—	—	—	—	9,168	—	9,168
Stock-based compensation	—	—	—	—	2,538	—	2,538
Balance at December 31, 2021	29,520,187	$75,684	10,037,305	$—	$16,117	$(108,312)	$(92,195)
The accompanying notes are an integral part of these financial statements.

Tempo Automation, Inc.
Statements of Cash Flows
(in thousands)
	Years Ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(48,013)	$(19,104)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	3,770	2,232
Stock-based compensation	2,538	1,256
Noncash other financing cost	8,955	—
Loss on debt extinguishment	319	—
Noncash operating lease expense	786	685
Bad debt expense	91	175
Change in fair value of warrants	4,242	(47)
Gain on PPP loan forgiveness	(2,500)	—
Changes in operating assets and liabilities:
Accounts receivable	(297)	2,789
Inventory	(711)	355
Prepaid expenses and other current assets	(1,244)	252
Other noncurrent assets	(1,817)	(207)
Accounts payable	1,109	(1,217)
Accrued liabilities	3,776	(467)
Other noncurrent liabilities	(245)	157
Operating lease liabilities	(987)	(763)
Net cash used in operating activities	(30,228)	(13,904)
Cash flows from investing activities:
Purchases of property and equipment	(622)	(2,307)
Net cash used in investing activities	(622)	(2,307)
Cash flows from financing activities:
Proceeds from financing lease	—	4,000
Principal payments under finance lease obligations	(906)	(397)
Proceeds from issuance of debt	33,000	5,620
Payment of debt issuance costs	(765)	(37)
Proceeds from PPP Loan	—	2,500
Debt repayment	(14,998)	(1,620)
Proceeds from exercise of stock options	126	22
Payment of deferred transaction costs	(169)	—
Net cash provided by financing activities	16,288	10,088
Net decrease in cash, cash equivalents and restricted cash	(14,562)	(6,123)
Cash, cash equivalents and restricted cash at beginning of period	17,746	23,869
Cash, cash equivalents and restricted cash at end of period	$3,184	$17,746
Supplemental disclosures of cash flow information
Cash paid for income taxes	$7	$72
Cash paid for interest	$2,446	$514
Noncash investing and financing activities
Issuance of common stock warrants	$9,168	$107
Unpaid deferred transaction costs	$1,757	$—
Extinguishment of debt	$6,000	$—
Borrowing of debt	$6,000	$—
The accompanying notes are an integral part of these financial statements.

Tempo Automation, Inc.
Notes to Financial Statements
(1)   Organization
Tempo Automation (the “Company,” “us,” “our” or “we”) is a privately held Printed Circuit Board Assembly (“PCBA”) manufacturing company that was incorporated in Delaware in 2013. Tempo Automation provides turnkey PCBA services for low volume production. The Company’s proprietary automation software creates an unbroken digital thread from design to delivery. This makes it possible to execute a complex design and manufacturing process quickly and precisely. The Company provides real-time, reliable lead times based on supplier inventory and factory workload. The Company’s software provides transparent production and delivery tracking with live updates.
On August 13, 2021, the Company entered into a Stock Purchase Agreement (the “Whizz Agreement”) to acquire Whizz Systems, Inc., a Delaware corporation (“Whizz”). The acquisition is anticipated to close concurrent with the closing of the merger with ACE Convergence Acquisition Corp.
On October 13, 2021, ACE Convergence Acquisition Corp. (“ACE”), a blank check company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ACE Convergence Subsidiary Corp., a Delaware corporation, and a direct wholly owned subsidiary of ACE (“Merger Sub”), and Tempo.
On October 13, 2021, Tempo entered into an Agreement and Plan of Merger (the “Compass AC Agreement”) with Compass AC Holdings, Inc., a Delaware corporation (“Compass AC”). The merger is anticipated to close concurrent with the closing of the merger with ACE.
Pursuant to the above, and on the terms and subject to the conditions of which, Tempo will acquire all of the outstanding shares of capital stock of each Whizz and Compass AC (the “Tempo Add-On Acquisitions”) immediately following the closing of the business combination with ACE. After the close of the merger, ACE will pay or issue to eligible Whizz equity holders and Compass AC equity holders their respective pro rata portion of the Whizz Consideration (as defined in the Merger Agreement) or the Compass AC Consideration (as defined in the Merger Agreement), including, any applicable earnout consideration, upon the terms and subject to the conditions set forth in the Whizz Agreement or the Compass AC Agreement, as applicable.
(2)   Summary of Significant Accounting Policies
Basis of Presentation
The financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
Liquidity and Going Concern
The Company has experienced negative cash flows from operations since inception and expects negative cash flows from operations to continue for the foreseeable future. The Company had an accumulated deficit of $108.3 million and cash, cash equivalents and restricted cash of $3.2 million as of December 31, 2021. During the year ended December 31, 2021, the Company used net cash of $30.2 million in operating activities and incurred a net loss of $48.0 million. Additionally, as of the date these financial statements were available for issuance the Company has $37.0 million of loans payable and finance lease obligations coming due within the next 12 months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
In October 2021, Tempo entered into a loan and security agreement (the “Loan and Security Agreement”) with a maximum borrowing capacity of $150.0 million consisting of four tranches. This agreement replaced Tempo’s existing SQN Venture Income Fund II, LP (the “June 2021 Credit Facility”) $20.0 million facility and $20.0 million was drawn on tranche 1 of the Loan and Security Agreement. Borrowing capacity for tranche 2, tranche 3 and tranche 4 is $20.0 million, $40.0 million, and $70.0 million, respectively which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz. The tranches have an earliest expiration date of December 23, 2022 (see Note 10).

Tempo Automation, Inc.
Notes to Financial Statements
In January 2022, the Company entered into first amendment to loan and security agreement to convert $10.0 million of availability under the tranche 2 loan to the tranche 1 loan. This amendment expanded the tranche 1 from $20.0 million to $30.0 million and reduced the tranche 2 loan from $20.0 million to $10.0 million. The first amendment did not change the interest rates or maturity dates for tranche 1 (see Note 18).
In January 2022, the Company and ACE Convergence Acquisition secured principal amount of $200.0 million from the issuance of 15.5% Convertible Senior Notes due in 2025. The principal amount of notes consists of a $175.0 million investment from funds managed by Oaktree Capital Management and $25.0 million from an investment partner of ACE. The issuance of the notes is contingent on and is expected to fund the proposed business combination of the Company and ACE (see Note 18).
In January 2022, the Company issued a convertible promissory notes to existing investors for gross proceeds of $5.0 million. These shall be due and payable by the Company on demand by at any time after November 15, 2022 (see Note 18).
In order to fund planned operations while meeting obligations as they come due, the Company will need to secure additional debt or equity financing. These plans for additional financings are intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern, however as the plans are outside of Management’s control, the Company cannot ensure they will be effectively implemented. As a result, substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Failure to secure additional funding may require the Company to modify, delay, or abandon some of its planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results, financial condition, and ability to achieve its intended business objectives.
The accompanying financial statements have been prepared in conformity with U.S. GAAP, assuming the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, revenue recognition and deferred revenue; allowance for doubtful accounts; determination of fair value of our common stock; determination of fair value of our warrants; accounting for income taxes, including the valuation allowance on deferred tax assets and reserves for uncertain tax positions; accrued liabilities; and the recognition and measurement of contingent liabilities. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the financial statements.
Risks and Uncertainties
The Company is subject to a number of risks. The Company conducts business in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on its future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; pressures resulting from new applications offered by competitors; delays in applications and functionality development; changes in certain strategic relationships or customer relationships; the Company’s ability to attract new customers or retain existing customers; the length of the Company’s sales cycles and expense related to sales efforts; litigation or claims against the Company based on intellectual property, patent, product, regulatory, or other factors; changes in domestic and international

Tempo Automation, Inc.
Notes to Financial Statements
economic or political conditions or regulations; the ability of the Company to finance its operations; and the Company’s ability to attract and retain employees necessary to support its growth. Additionally, the COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains, constrained work force participation, and created significant volatility and disruption of financial markets. As the scope and duration of the COVID-19 pandemic is unknown and the extent of its economic impact continues to evolve globally, there is uncertainty related to the ultimate impact it will have on the Company’s business, its employees, results of operations and financial condition.
COVID-19 Impact
On March 11, 2020, the World Health Organization declared that the worldwide spread and severity of a new coronavirus, referred to as COVID-19, was severe enough to be characterized as a pandemic. In response to the continued spread of COVID-19, governmental authorities around the world have imposed various restrictions designed to slow the pace of the pandemic, including restrictions on travel and other restrictions that prohibit employees from going to work causing severe disruptions in the worldwide economy. The COVID-19 pandemic has had and may continue to have an adverse impact on our employees, operations, supply chain and distribution system. In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we asked our employees who were able to do so to work remotely. In addition, in April 2020, we announced reductions in workforce. These decisions, as well as COVID-19 more generally, introduced new dynamics into the households of many of our employees. The full extent of the impact of the COVID-19 pandemic on the Company’s operational and financial performance is currently uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, the imposition of protective public safety measures, and the impact of the pandemic on the global economy and demand for its services. If the Company’s suppliers experience additional closures or reductions in their capacity utilization levels in the future, the Company may have difficulty sourcing materials necessary to fulfill production requirement. Due to the COVID-19 pandemic, Tempo has experienced some supply chain constraints, including with respect to semiconductor components. COVID-19 has also impacted the Company’s customers and may create unpredictable reductions or increases in demand for Tempo’s manufacturing services. Management will continue to monitor the impact of the global situation on the Company’s financial condition, cash flows, operations, industry, workforce, and customer relationships.
Reclassification
For the year ended December 31, 2020, the Company previously presented the financial statement line item titled “Proceeds from issuance of debt” on net basis, with the gross proceeds of debt, net of cost of issuance for such debt raised. In order to conform to current year presentation the Company has disaggregated into two separate financial statement line items “Proceeds from issuance of debt” and “Payment of debt issuance costs” in the Company’s statements of cash flows. This change in presentation had no impact on the Company’s “Net cash provided by financing activities”, “Net decrease in cash, cash equivalents and restricted cash”, or “Cash, cash equivalents, and restricted cash at end of period”.
Revenue from Contracts with Customers
The Company manufactures electronics for prototyping and low volume production of Printed Circuit Board (“PCB”) assemblies and provides PCB assembly services for engineers with urgent, high — complexity projects. The Company owns the whole entire process from components and fabrication sourcing to assembly. To achieve the core principles of ASC 606, the Company accounts for revenue contracts with customers through the following steps:
1)
Identify the contract with a customer:

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the products and services to be transferred and identifies

Tempo Automation, Inc.
Notes to Financial Statements
the payment terms related to these products and services, (ii) the contract has commercial substance, and (iii) the Company determines that collection of substantially all consideration for products and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company enters into a purchase order with each customer and ensures the purchase order is executed by all parties. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days of the date when the performance obligation is satisfied and include no general rights of return.
2)
Identify the performance obligations in the contract:

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products and services either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract. The Company’s contracts consist of a single performance obligation of completed PCB assembly.
As part of the term and conditions of the customer contract, the Company generally offers a warranty for a period of one year. This type of warranty provides the customers with assurance that the related assembled product will function as intended and complies with any agreed upon specifications. Therefore, as the warranty cannot be purchased separately and only provides assurance that the product complies with agreed-upon specifications, the warranty is not considered a separate performance obligation.
3)
Determine the transaction price:

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products and services to the customer. The transaction price consists of fixed consideration as noted in each purchase order. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that contracts do not include a significant financing component. The Company elected a practical expedient available under ASC 606, which permits the Company to not adjust the amount of consideration for the effects of a significant financing component if, at contract inception, the expected period between the transfer of promised goods or services and customer payment is one year or less.
4)
Allocate the transaction price to performance obligations in the contract:

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Each purchase order contains only one performance obligation and hence, the contract price per the purchase order is deemed to be reflective of the standalone selling price and the entire transaction price is allocated to the single performance obligation. All manufactured products are highly customized, and therefore, priced independently.
5)
Recognize revenue when or as the Company satisfies a performance obligation:

For each performance obligation identified, the Company determines at contract inception whether the performance obligation is satisfied over time or at a point in time. The transfer of control for the Company’s products qualify for over time revenue recognition because the products represent assets with no alternative use and the contracts include an enforceable right to payment for work completed to date. The Company has selected a cost incurred input method of measuring progress to recognize revenue over time, based on the status of work performed. The cost input method is representative of the value provided to the customer as it represents the Company’s performance completed to date. The Company typically satisfies its performance obligations in one month or less. The Company has elected to treat shipping and handling activities as fulfillment costs and the Company elected to record revenue net of sales and other similar taxes.

Tempo Automation, Inc.
Notes to Financial Statements
Contract Balances
The timing of revenue recognition, billings and cash collections can result in deferred revenue (contract liabilities), unbilled receivables (contract assets), and billed accounts receivable.
a.
Contract Liabilities

A contract liability results when payments from customers are received in advance for assembly and manufacturing of the goods. The Company recognizes contract liabilities as revenues upon satisfaction of the underlying performance obligations. Deferred revenue that is expected to be recognized as revenue during the subsequent twelve-month period from the date of billing is recorded in contract liabilities and the remaining portion, if any, is recorded in contract liabilities, noncurrent on the accompanying balance sheets at the end of each reporting period. For years ended December 31, 2021 and 2020, the Company recognized as revenue $0.1 million and $0.5 million that was included in the contract liability balance at the beginning of the related periods, respectively.
b.
Contract Assets

Billings scheduled to occur after the performance obligation has been satisfied and revenue recognition has occurred result in contract assets. Unbilled receivables that are expected to be billed during the subsequent twelve-month period from the date of revenue recognition are recorded in contract assets, and the remaining portion, if any, is recorded in other noncurrent assets on the accompanying balance sheets at the end of each reporting period.
Unbilled receivables represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for services already performed, but billed in arrears and for which the Company believes it has an unconditional right to payment.
Below are the billed receivables, unbilled receivables, and deferred revenue (in thousands):
	As of December 31,
	2021	2020
Accounts receivable, net	$2,918	$2,713
Contract assets	1,219	608
Contract liabilities	175	80
Cost of Revenue
Cost of revenue primarily include direct materials, direct labor, and manufacturing overhead incurred for revenue-producing units shipped. Cost of revenue also includes associated warranty costs, shipping and handling, and other miscellaneous costs.
Research and Development
Research and development costs are expensed as incurred and consist primarily of personnel and related costs for product development activities. Research and development costs also include professional fees payable to third parties, license and subscription fees for development tools, and manufacturing-related costs associated with product development.
Advertising Costs
Advertising costs are expensed as incurred. These amounts are included in selling and marketing expense in the accompanying statements of operations. Advertising costs were $0.5 million and $0.3 million for the years ended December 31, 2021 and 2020, respectively.

Tempo Automation, Inc.
Notes to Financial Statements
Concentration of Risks
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company’s cash and cash equivalents and restricted cash are on deposit with major financial institutions. Such deposits may be in excess of insured limits. The Company believes that the financial institutions that hold the Company’s cash are financially sound, and accordingly, minimum credit risk exists with respect to these balances. The Company has not experienced any losses due to institutional failure or bankruptcy. The Company performs credit analyses and monitors the financial health of its customers to reduce credit risk. The Company reviews accounts receivable balances to determine if any receivables will potentially be uncollectible and includes any amounts that are determined to be uncollectible in the allowance for doubtful accounts. As of December 31, 2021, there was one customer who had outstanding balance accounting for 49% of the total accounts receivable balance. As of December 31, 2020, there was one customer who had outstanding balances accounting for 64% of the total accounts receivable balance.
Concentration of customers
For the year ended December 31, 2021, one customer represented 46% of revenue. For the year ended December 31, 2020, one customer represented 42% of revenue.
Segment Reporting and Geographic Information
For the years ended December 31, 2021 and 2020, the Company was managed as a single operating segment in accordance with the provisions in the FASB guidance on segment reporting, which establishes standards for, and requires disclosure of, certain financial information related to reportable operating segments and geographic regions. Furthermore, the Company determined that the Chief Executive Officer is the Chief Operating Decision Maker as she is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions and managing the organization as a whole. All of the Company’s revenues are domestic sales and fixed assets are physically located in the United States.
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid securities that mature within three months or less from the original date of purchase to be cash equivalents. The Company maintains the majority of its cash balances with commercial banks in interest bearing accounts. Cash and cash equivalents include cash held in checking and savings accounts and highly liquid securities with original maturity dates of three months or less from the original date of purchase.
The restricted cash balance as of December 31, 2021 and 2020 represents $0.3 million and $0.4 million related to a letter of credit for the Company’s office space lease.
	As of December 31,
	2021	2020
Cash and cash equivalents	$2,864	$17,340
Restricted cash	320	406
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$3,184	$17,746
Accounts Receivable, Net
Accounts receivable, net is recorded at the invoiced amount, net of allowance for doubtful accounts. The allowance is based upon historical losses and an evaluation of the potential risk of loss associated with

Tempo Automation, Inc.
Notes to Financial Statements
delinquent accounts. The Company evaluates the need for an allowance for doubtful accounts for estimated probable losses at each period end. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. The Company recorded an allowance for doubtful accounts of $0.4 million and $0.2 million and as of December 31, 2021 and 2020, respectively.
Inventory
Inventory consists of raw materials and work-in-progress representing the components that the Company produces. The Company uses actual cost to value inventory. In general, the Company procures materials from suppliers when a purchase order is received from its customers. The Company identifies these procured materials as raw material if work on the purchase order has not commenced and for any work that has been started on the materials procured are identified as work-in-progress.
Fair Value of Financial Instruments
Assets and liabilities recorded at fair value on the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
•
Level 1:
Quoted prices for identical assets or liabilities in active markets at the measurement date.

•
Level 2:
Inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities, in active markets or other inputs that are observable or can be corroborated with market data at the measurement date.

•
Level 3:
Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company applies fair value accounting to all financial assets and liabilities, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The Company has determined the carrying value of these assets and liabilities to be equal to the fair value due to their short maturities and has classified these assets and liabilities as Level 1 financial instruments.
Certain convertible preferred stock and common stock warrants are liability classified and are classified as Level 3 financial instruments. The fair value of the convertible preferred stock and common stock warrants which are liability classified is $5.6 million as of December 31, 2021, and $0.1 million as of December 31, 2020, and is included in other noncurrent liabilities on the accompanying balance sheets (see Note 13). During the years ended December 31, 2021 and 2020, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.
Property and Equipment, Net
Property and equipment, net are stated at cost less accumulated depreciation and amortization. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the current period. Repair and maintenance costs are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets (in years):
Useful Lives
Computer equipment	3
Software	5
Furniture and fixtures	3
Leasehold improvements	Shorter of useful life or remaining lease term
Manufacturing equipment	10

Tempo Automation, Inc.
Notes to Financial Statements
Income Taxes
The Company uses the asset-and-liability method for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates that are expected to be in effect when the differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.
The Company accounts for uncertain tax positions based on an evaluation as to whether it is more likely than not that a tax position will be sustained on audit, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the appropriate tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is based on the largest amount that is greater than 50% likely of being realized upon ultimate settlement. The Company includes interest expense and penalties related to its uncertain tax positions in interest expense and other expense, respectively.
Stock-Based Compensation
The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. Equity-classified awards issued to employees, non-employees, and directors are measured at the grant-date fair value of the award. Forfeitures are recognized as they occur. For accounting purposes, the Company estimates grant-date fair value of stock options using the Black-Scholes-Merton (“BSM”) option pricing model. The BSM option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the risk-free interest rates, the expected term of the option, the expected volatility of the price of the Company’s common stock, and the expected dividend yield of the Company’s common stock.
Convertible Preferred Stock
The Company’s shares of preferred stock are assessed at issuance for classification and redemption features requiring bifurcation. The Company’s preferred stock is not mandatorily redeemable. The Company presents as temporary equity any stock that (i) the Company undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates, (ii) is redeemable at the option of the holders, or (iii) has conditions for redemption which are not solely within the control of the Company. The Company initially records redeemable convertible preferred stock at fair value, net of issuance costs. Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the shares of redeemable convertible preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the shares of redeemable convertible preferred stock would be made only when a deemed liquidation event becomes probable.
Deferred Transaction Costs
Deferred transaction costs consist of direct incremental legal, consulting, and accounting fees relating to the merger transaction, as discussed in Note 1 — Organization, which are capitalized and will be recorded as a reduction to the issuance of equity arising from the consummation of the merger transaction. In the event the merger transaction is terminated, deferred transaction costs will be expensed. As of December 31, 2021, the Company has deferred such costs amounting to $1.9 million, which are included in other noncurrent assets in the balance sheet, no such costs were incurred during the year ended December 31, 2020.
Net Loss Per Share of Common Stock
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its

Tempo Automation, Inc.
Notes to Financial Statements
preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the preferred stock as the holders of the preferred stock do not have a contractual obligation to share in any losses.
Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.
Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of preferred stock, stock options, preferred and common stock warrants and convertible notes. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.
Related Parties
As discussed in Note 1 — Organization, in October, 2021, ACE entered into a Merger Agreement with ACE Convergence Subsidiary Corp. and a direct wholly owned Merger Sub, and Tempo. The chief financial officer of Tempo is also a director of ACE and is considered an interested related party to the business combination. Additionally, in October, 2021, Tempo entered into plan of merger with Compass AC Holdings, Inc. From the date of signing of the Compass AC Agreement through December 31, 2021, the Company purchased goods totaling $0.3 million, which are included in cost of revenue in the statement of operations.
Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued Accounting Standard Update (“ASU”) No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The Company early adopted the ASU on January 1, 2021. Adoption of the ASU 2020-06 did not impact the Company’s financial position, results of operations or cash flows.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on their balance sheets and disclose key information about leasing arrangements. The standard is effective for small reporting companies and private companies for fiscal years beginning after December 15, 2021. In July 2018, the FASB approved an amendment to the new guidance that allows companies the option of using the effective date of the new standard as the initial application (at the beginning of the period in which it is adopted, rather than at the beginning of the earliest comparative period) and to recognize the effects of applying the new ASU as a cumulative effect adjustment to the opening balance sheet or retained earnings. The Company early adopted ASU 2016-02 on January 1, 2020 using the modified retrospective approach and, upon adoption, recorded a short-term lease liability of $0.8 million and long-term lease liability of $2.5 million, and a right-to-use asset of $2.7 million, and made no adjustment to the accumulated deficit. In connection with the adoption of the lease standard, the Company also derecognized deferred rent of $0.6 million. The adoption of Topic 842 did not have an impact on the statement of operations. The Company elected the practical expedients permitted under Topic 842, which among other things, allowed the Company to carry forward the historical lease classification of those leases in place as of January 1, 2020. The Company elected to not separate lease components and non-lease components for its long-term real-estate leases.
Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASU 2016-13. The

Tempo Automation, Inc.
Notes to Financial Statements
amendments in ASU 2016-13 introduce an approach based on expected losses to estimated credit losses on certain types of financial instruments, modify the impairment model for available-for-sale debt securities and provide for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2023, with early application permitted. The Company is evaluating the impact of adopting this new accounting guidance on its financial statements.
In October 2021, the FASB issued Accounting Standards Update No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires accounting for contract assets and liabilities from contracts with customers in a business combination to be accounted for in accordance with ASC 606. The standard is effective for fiscal years beginning after December 15, 2022. The Company is evaluating the impact of adopting this new accounting guidance on its financial statements.
Revision for Immaterial Error Corrections
The Company previously issued interim financial statements as of and for the nine months ended September 30, 2021 in the Form S-4/A filed by ACE on February 1, 2022. The Company subsequently identified and has corrected an immaterial error related to certain inaccurate inputs into the fair value of the Company’s liability classified warrants. The table below represents the corrected balances and subtotals for amounts related to the condensed balance sheet, statement of operations and cash flow statement as of and for the nine-month period ended September 30, 2021, respectively.
	As of September 30, 2021 As Originally Reported	Correction of Immaterial Error	As of September 30, 2021 As Corrected
Balance Sheet
Other noncurrent liabilities	$3,160	$765	$3,925
Total liabilities	45,039	765	45,804
Accumulated deficit	(83,922)	(765)	(84,687)
Total stockholders’ deficit	(77,713)	(765)	(78,478)
Statement of Operations
Other income (expense), net
Change in fair value of warrants	(1,575)	(765)	(2,340)
Total other income (expense), net	(1,141)	(765)	(1,906)
Net loss	$(23,623)	$(765)	$(24,388)
Net loss per share	$(2.41)	$(0.07)	$(2.48)
Statement of Cash Flows
Net loss	$(23,623)	$(765)	$(24,388)
(Gain)/loss on change in fair value of warrant liabilities	1,575	765	2,340
Net cash used in operating activities	$(20,833)	$—	$(20,833)

Tempo Automation, Inc.
Notes to Financial Statements
(3)   Inventory
Inventory consists of the following (in thousands):
	As of December 31,
	2021	2020
Raw materials	$158	$111
Work in progress	721	57
Total inventory	$879	$168
(4)   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consists of the following (in thousands):
	As of December 31,
	2021	2020
Prepaid expense	$650	$458
Other current assets	242	77
Total prepaid expenses and other current assets	$892	$535
(5)   Property and Equipment, net
Property and equipment, net consists of the following (in thousands):
	As of December 31,
	2021	2020
Manufacturing equipment	$9,732	$9,197
Leasehold improvements	4,811	4,811
Computer equipment	489	395
Office furniture and fixtures	462	462
Software	248	248
Total property and equipment	15,742	15,113
Less accumulated depreciation	(6,851)	(4,511)
Total property and equipment, net	$8,891	$10,602
Depreciation expense for the years ended December 31, 2021 and 2020 was $2.3 million and $2.2 million, respectively. The following table summarizes depreciation expense and its allocation within the accompanying statements of operations (in thousands):
	Year ended December 31,
	2021	2020
Cost of goods sold	$530	$1,125
Research and development	574	901
Sales and marketing	137	124
General and administrative	1,101	42
Total depreciation expense	$2,342	$2,192

Tempo Automation, Inc.
Notes to Financial Statements
(6)   Other Noncurrent Assets
Other noncurrent assets consist of the following (in thousands):
	As of December 31,
	2021	2020
Deferred transaction costs	$1,926	$—
Noncurrent prepaid expenses	749	7
Deposits	250	250
Total other noncurrent assets	$2,925	$257
(7)   Accrued Liabilities
Accrued liabilities consist of the following (in thousands):
	As of December 31,
	2021	2020
Accrued legal fees(1)	$1,517	$—
Accrued professional fees	866	—
Accrued liabilities	774	414
Accrued sales and business taxes	241	267
Accrued cost of revenue	236	—
Customer refund liability	205	80
Warranty liability	54	56
Other accrued liabilities	78	116
Total accrued expenses	$3,971	$933

(1)
These accrued legal fees relate to the merger transaction, as discussed in Note 1 — Organization.

(8)   Accrued Compensation and Related Benefits
Accrued compensation and related benefits consist of the following (in thousands):
	As of December 31,
	2021	2020
Accrued payroll taxes	$356	$254
Accrued commissions	121	109
Accrued payroll	41	79
Accrued bonus	647	49
Other accrued benefits	84	113
Total accrued compensation and related benefits	$1,249	$604
(9)   Other Noncurrent Liabilities
Other noncurrent liabilities consist of the following (in thousands):
	As of December 31,
	2021	2020
Warrant liabilities	$5,573	$87
Other noncurrent liabilities	—	254
Total other noncurrent liabilities	$5,573	$341

Tempo Automation, Inc.
Notes to Financial Statements
(10)   Borrowing Arrangements
Term Loan and Credit Facility with Financial Institution
In June 2020, the Company entered into a loan and security agreement with a financial institution where the Company drew down $4.0 million (the “Term Loan”) and secured up to $4.0 million in a revolving line of credit (the “Credit Facility”). During 2020, the Company drew down $1.6 million from the Credit Facility and repaid amount back in full. As of December 31, 2020, the Company did not have any outstanding balance from the Credit Facility and subsequently, no other advances were drawn by the Company before it expired on June 3, 2021.
In conjunction with the issuance of the Term Loan, the Company issued the lender a warrant to purchase 182,500 shares of the Company’s common stock. The Company allocated the $4.0 million proceeds between the Term Loan and the common stock warrant on a relative fair value basis, recording $0.1 million for the common stock warrant in additional paid-in capital, with the offset to debt discount, on the balance sheets. The common stock warrant is not remeasured in future periods as it meets the conditions for equity classification. For further details on the warrants issued in conjunction with the term loans discussed, see Note 13.
On June 23, 2021, the Company entered into an amended and restated loan and security agreement with the financial institution which expanded the Term Loan obligation from $4.0 million to $10.0 million, with the maturity date extended to September 1, 2022 and a loan commitment fee of $50 thousand. For the Term Loan the Company is required to make monthly interest only payments from January 2021 through December 2021, thereafter certain monthly principal plus interest payments for a period of 8 months beginning from January 2022 and a final payment of the balance principal and interest outstanding under the agreement in September 2022. The amended and restated term loan debt bears interest at the greater of (a) Wall Street Journal Prime plus 5.00%, floating or (b) 8.25% per annum.
In addition, the Company issued 109,080 warrants to the lender which are exercisable to purchase the Company’s common stock at $1.51. For further details on the warrants issued in conjunction with the term loan, see Note 13.
On October 14, 2021, the Company paid $10.3 million to settle the credit facility under the amended and restated loan and security agreement with Silicon Valley Bank including $0.3 million of interest and final payment reflected in interest expense section in the statement of operations.
Equipment Loan and Security Agreement
On January 29, 2021, the Company entered into an equipment loan and security agreement with SQN Venture Income Fund II, LP. The overall loan facility provides for a maximum borrowing capacity of $6.0 million consisting of two tranches, each tranche with a borrowing capacity up to $3.0 million.
On January 29, 2021, the Company drew down $3.0 million under the first tranche of the facility. The Company is required to make monthly payments for a period of 42 months on this tranche plus end of term payment fee of $0.2 million which is accreted to interest expense over the term of the agreement. The loan has a maturity date of July 2024. An additional $3.0 million can be drawn by the Company, provided that certain criteria are met, such as the Company not having defaulted on the first tranche and there having not been a material adverse change (as defined in the Loan Agreement) as of the date for the borrowing request. The loan facility is used for financing certain equipment purchases. The equipment financed through the loans serves as collateral for the loan.
The loan bears a cash interest of 8.95% per annum. Interest is payable on the first day of the month. If the loan is in default, it shall bear interest at a rate of an additional 5% per annum. The loan interest expense and discount amortization interest for year ended December 31, 2021 were $0.2 million and $46 thousand, respectively.

Tempo Automation, Inc.
Notes to Financial Statements
In conjunction with entering into the equipment loan and security agreement, the Company entered into a warrant agreement with the lender and issued 108,000 warrants exercisable for the Company’s Series C preferred stock at $0.94. For further details on the warrants in conjunction with the equipment loan and security agreement, see Note 13.
Paycheck Protection Program Loan
In May 2020, the Company was granted a loan under the Paycheck Protection Program offered by the Small Business Administration (“SBA”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), section 7(a)(36) of the Small Business Act for $2.5 million. The loan is evidenced by a promissory note and bears interest at 1% with no principal payments for the first 6 months. Monthly payments of principal and interest of approximately $0.1 million begin in December 2020, subject to deferral as the Company has applied for debt forgiveness, and continue through maturity in May 2022, if required. The loan is subject to partial or full forgiveness if the Company uses all proceeds for eligible purposes; maintains certain employment levels; and maintains certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations, and guidance. For the years ended December 31, 2021 and 2020, interest expense recognized on the PPP loan was immaterial.
The Company applied for forgiveness of the PPP loan and was notified that the entire $2.5 million PPP loan was forgiven in August 2021. Loan forgiveness of $2.5 million is reflected in other income and expense section in the statement of operations. Even though the PPP loan was forgiven, it remains subject to audit by the SBA.
June 2021 Credit Facility
On June 23, 2021, the Company entered into the June 2021 Credit Facility with SQN Venture Income Fund II, LP. The June 2021 Credit Facility provides for a maximum borrowing capacity of $20.0 million consisting of two tranches, each tranche with a borrowing capacity of $10.0 million.
On June 23, 2021, the Company drew down $10.0 million of the facility. The Company is required to make monthly interest-only payments for a period of 18 months and thereafter, principal and interest outstanding under the agreement with a maturity date of December 2022. On August 13, 2021, the Company drew down the remaining $10.0 million. The second tranche has a maturity date of February 2023. The June 2021 Credit Facility is used for general working capital purposes. This loan bears a cash interest of 10% per annum. Interest is payable on the first day of the month. Additionally, this loan bears a Paid-in-Kind (PIK) interest of 2% per annum with PIK interest capitalized, compounded, and added to the principal balance monthly in arrears. The PIK interest becomes payable upon maturity. If the term loan is in default, it shall bear interest at an additional 5%. The Company paid a nonrefundable facility fee of $0.2 million.
In conjunction with entering into the June 2021 Credit Facility, the Company entered into a warrant agreement with the lender and issued 533,333 warrants exercisable for the Company’s common stock at $1.51. For further details on the warrants issued in conjunction with the June 2021 Credit Facility, see Note 13.
Loan and Security Agreement
On October 13, 2021, the Company entered into a Loan and Security Agreement with Structural Capital Investments III, LP, Series Structural DCO II, a series of Structural Capital DCO, LLC, SQN Tempo Automation, LLC, SQN Venture Income Fund II, LP, and Ocean II PLO LLC. The Loan and Security Agreement replaced the June 2021 Credit Facility, providing for maximum borrowing capacity of $150.0 million consisting of four tranches. Per the Loan and Security Agreement, borrowings of $20.0 million from tranches 1 and 2 from the June 2021 Credit Facility were replaced by a new tranche 1 in the amount of $20.0 million. Borrowing capacity for tranche 2, tranche 3 and tranche 4 of the Loan and Security Agreement is $20.0 million, $40.0 million, and $70.0 million, respectively, which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz. The loans have an earliest expiration date of December 23, 2022.

Tempo Automation, Inc.
Notes to Financial Statements
The termination of the June 2021 Credit Facility and subsequent borrowings under tranche 1 of the Loan and Security Agreement was accounted for as a partial extinguishment of debt. Specifically, upon entering into the Loan and Security Agreement, the Company became indebted to a new lender in the amount of $6.0 million, while $14.0 million of obligations are due to the same lender group party to the June 2021 Credit Facility. The $6.0 million was reflected as a debt repayment with the old lender and was accounted for as an extinguishment of debt. Accordingly, the Company recorded a loss on extinguishment of $0.3 million related to the write off of unamortized debt discount. The extinguishment of $6.0 million with the old lender and subsequent borrowings of $6.0 million from the new lender did not involve the receipt or constructive receipt of cash and accordingly has been reflected as noncash financing activities in the statement of cash flows during the year ended December 31, 2021. The Company also evaluated the $14.0 million of debt outstanding with continuing lenders and concluded the transaction should be treated as a modification of debt.
Borrowings under the Loan and Security Agreement bear interest equal to the greater of (i) 10.5%, and (ii) 7.25% plus the prime rate then in effect, provided however, for all advances made after the occurrence of the public trading trigger, a per annum rate of interest equal to the greater of (i) 9.5%, and (ii) 6.25% plus the prime rate then in effect shall apply.
The Company’s notes payable balances were as follows (in thousands):
	As of December 31, 2021
	SQN Term Loan Tranche 1	SQN Term Loan Tranche 2	SQN Equipment Loan	Total
Total notes payable	$10,000	$10,000	$2,302	$22,302
Add: accretion of final interest payable	108	79	56	243
Less: loan payable, current	(9,702)	—	(784)	(10,486)
Less: unamortized debt discount	(406)	(218)	(84)	(708)
Total loan payable, noncurrent	$—	$9,861	$1,490	$11,351
	As of December 31, 2020
	PPP Loan	SVB Term Loan	Total
Total notes payable	$2,500	$4,000	$6,500
Less: loan payable, current	(972)	(1,006)	(1,978)
Less: unamortized debt discount	—	(104)	(104)
Total loan payable, noncurrent	$1,528	$2,890	$4,418
The notes payable future principal payments are as follows during the years noted (in thousands):
As of December 31, 2021
2022	$10,829
2023	10,906
2024	567
Total future principal payments	$22,302
(11)   Common Stock
As of December 31, 2021 and 2020, the Company has authorized the issuance of 63,299,666 shares of $0.00001 par value common stock and has 10,037,305 and 9,773,097 shares of common stock issued and outstanding as of December 31, 2021 and 2020, respectively.

Tempo Automation, Inc.
Notes to Financial Statements
The Company has reserved shares of common stock for issuance related to the following convertible preferred stock, stock options, warrants, and future grants:
	As of December 31,
	2021	2020
Conversion of convertible preferred stock	29,520,187	29,520,187
Shares reserved for exercise of warrants	3,419,304	305,891
Outstanding stock options	16,508,725	10,364,039
Shares available for future issuance under 2015 Plan	1,050,574	859,468
Total shares of common stock reserved	50,498,790	41,049,585
(12)   Convertible Preferred Stock
As of December 31, 2021 and 2020, the Company’s preferred stock of $0.00001 par value consisted of the following (in thousands, except share data):
	As of December 31, 2021
	Authorized shares	Shares issued and outstanding	Capital Raised	Aggregate liquidation preference
Shares designated as:
Series A Preferred Stock	7,048,031	6,963,183	$8,000	$8,000
Series A-1 Preferred Stock	1,528,501	1,528,501	502	502
Series A-2 Preferred Stock	1,541,170	1,541,170	760	760
Series B Preferred Stock	7,358,928	7,320,385	20,000	20,180
Series C Preferred Stock	12,083,866	10,669,200	40,000	40,000
Series C-1 Preferred Stock	1,497,748	1,497,748	5,054	5,054
	31,058,244	29,520,187	$74,316	$74,496
	As of December 31, 2020
	Authorized shares	Shares issued and outstanding	Capital Raised	Aggregate liquidation preference
Shares designated as:
Series A Preferred Stock	7,048,031	6,963,183	$8,000	$8,000
Series A-1 Preferred Stock	1,528,501	1,528,501	502	502
Series A-2 Preferred Stock	1,541,170	1,541,170	760	760
Series B Preferred Stock	7,397,470	7,320,385	20,000	20,180
Series C Preferred Stock	10,669,200	10,669,200	40,000	40,000
Series C-1 Preferred Stock(1)	1,497,748	1,497,748	5,054	5,054
Series C-2 Preferred Stock	10,300,550	—	—	—
	39,982,670	29,520,187	$74,316	$74,496

(1)
These shares were issued through a conversion of the $5.0 million convertible note in April 2019.

Significant rights and preferences of the outstanding preferred stock are as follows:
Conversion — All of the preferred stock instruments are convertible at the option of the holder at any time, or immediately upon the closing of a firm-commitment underwritten public offering in which the gross cash proceeds to the Company are at least $50.0 million. Given that the conversion price is fixed, the

Tempo Automation, Inc.
Notes to Financial Statements
Company would issue a fixed number of shares of common stock to settle the preferred stock, unless a down round of common stock is issued, in which case the conversion price would be adjusted to maintain the value of preferred stock converted to common stock.
The conversion price shall mean $1.15 per share for each share of the Series A preferred stock, $0.33 per share for each share of the Series A-l preferred stock, $0.49 per share for each share of the Series A-2 preferred stock, $2.76 per share for each share of the Series B preferred stock, $3.75 per share for each share of the Series C preferred stock, $3.37 per share for each share of the Series C-l preferred stock, and $4.85 per share for each share of the Series C-2 preferred stock.
Redemption — The preferred stock does not contain any mandatory redemption features.; however, they may be redeemed upon an event, including liquidation, sale, or transfer of the Company, that is not solely within the control of the Company as the preferred stockholders control the Board. As such, the convertible preferred stock is classified as mezzanine equity in the accompanying financial statements.
Dividends — Dividends will not be paid unless declared by the Board. For any other dividends or similar distributions, preferred stock participates with Common Stock on an as-converted basis.
Liquidation Preference — In the event of a liquidation event, holders of all other series of preferred stock are entitled to receive on a pari passu basis, in preference to the holders of the common stock, a per share amount equal to the greater of their stated liquidation preference plus any declared but unpaid dividends, or the amount such holders would have received had they converted their preferred stock into common stock immediately prior to such event. Any remaining assets shall be distributed among the holders of common stock pro rata, based on the number of shares of common stock held by each.
Voting — The holder of each share of preferred stock shall have the right to one vote for each share of Common Stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
(13)   Warrants
Common Stock Warrants
The following common stock warrants were outstanding as of December 31, 2021:
In June 2020, the Company issued 182,500 common stock warrants in conjunction with the Loan and Security Agreement between the Company and the certain lender. These warrants are exercisable for shares of common stock at $0.94 per share and expire in June 2030. The common stock warrants are valued using the Black-Scholes-Merton (“BSM”) option pricing model. The fair value of the warrants of $0.1 million was allocated to the common stock warrants which is included in additional paid-in capital on the balance sheets. The warrants are not remeasured in future periods as they meet the conditions for equity classification.
In June 2021, the Company issued 109,080 common stock warrants in conjunction with the loan and security agreement between the Company and Silicon Valley Bank. These warrants are exercisable for shares of common stock at $1.51 per share and expire in June 2031. The common stock warrants are valued using the BSM option pricing model. The fair value of the warrants of $0.2 million was allocated to the common stock warrants which is included in additional paid-in capital on the balance sheets. The warrants are not remeasured in future periods as they meet the conditions for equity classification.
In October , 2021, the Company issued 2,363,000 common stock warrants to an existing investor pursuant to negotiations with the investor to consider continued future investment. These warrants are exercisable for shares of common stock commencing the earliest of (i) the closing date of an initial public offering, or (b) the date of the Company’s completion of a transaction or series of related transactions (by merger, or consolidation, share exchange or otherwise) with a publicly traded special purpose acquisition company or its subsidiary. The warrant exercise price is $2.82 per share and the warrants expire in

Tempo Automation, Inc.
Notes to Financial Statements
October , 2024. The warrants were measured at fair value on the issuance date. As the issuance of the warrants was a non-pro-rata transaction with a single existing shareholder, the fair value of $9.0 million was recognized as a credit to additional paid-in capital and an expense reflected in other financing cost section of the statement of operations.
The following assumptions were used to calculate the fair value of the common stock warrants issued in 2021 and 2020:
	June, 2021	June, 2020	October, 2021
Expected term	10 years	10 years	3 years
Expected volatility	64.01%	56.49%	48.5%
Risk-free interest rate	1.50%	0.66%	0.70%
Expected dividends	0.00%	0.00%	0.00%
Weighted average fair value of common stock warrant	$1.07	$0.60	$3.79
Liability Classified Warrants
As of December 31, 2021, the Company has the following liability-classified warrants outstanding:
Equity-Type	Shares	Exercise Price	Issuance Date	Expiration Date
Series A Preferred Stock	58,736	$1.15	11/24/2015	11/24/2025
Series A Preferred Stock	26,112	1.15	11/22/2016	11/22/2026
Series B Preferred Stock	38,543	2.76	10/13/2017	10/13/2027
Series C Preferred Stock	108,000	0.94	1/29/2021	1/29/2031
Common Stock	533,333	1.51	6/24/2021	6/24/2031
	764,724
In January 2021, the Company entered into a warrant purchase agreement with SQN Venture Income Fund II, LP to issue 108,000 warrants to purchase Series C Preferred Stock in conjunction with entering into the credit facility. The exercise price of Series C warrants is $0.94 per share. The Company concluded that the Series C Preferred Stock warrants are liability classified and shall be measured at fair value at grant date using the BSM option pricing model and subsequently remeasured at each reporting date. The fair market value of the Series C Preferred Stock warrants were recorded to offset the debt discount and amortized to interest expense over the term of the debt using the straight-line amortization method. The fair value at time of issuance and as of December 31, 2021 was $0.2 million and $0.8 million, respectively.
In June 2021, the Company entered into a warrant purchase agreement with SQN Venture Income Fund II, LP to issue 533,333 warrants to purchase Common Stock in conjunction with entering into the credit facility. The exercise price of these Common Stock warrants is $1.51 per share. The Company concluded that the common stock warrants are liability classified and shall be measured at fair value at grant date using the BSM option pricing model and subsequently remeasured at each reporting date. The fair value at time of issuance and as of December 31, 2021 was $1.0 million and $4.1 million, respectively.
The liability-classified warrants are remeasured on a recurring basis, primarily based on observable market data while the related theoretical warrant volatility assumption within the BSM option pricing model represents a Level 3 measurement within the ASC 820 fair value measurement hierarchy. The following

Tempo Automation, Inc.
Notes to Financial Statements
table details liability-classified warrant activity, i.e., the fair value of the related liability, for the years ended December 31, 2021 and 2020, respectively (in thousands):
(in ’000s) Fair Value
Warrants outstanding – January 1, 2020	$133
Change in fair value, net	(47)
Warrants outstanding - December 31, 2020	86
Warrants issued	1,245
Change in fair value, net	4,242
Warrants outstanding – December 31, 2021	$5,573
The change in fair value, net as shown in the table above is recorded as change in fair value of warrants in the statements of operations.
The warrants were valued using the BSM option pricing model at issuance and revalued at each reporting date, using the following assumptions:
	December 31, 2021	December 31, 2020
Expected term	3.89 – 9.48 years	4.89 – 6.78 years
Expected volatility	64.29% – 64.44%	58.17% – 59.84%
Risk-free interest rate	1.12% – 1.52%	0.36% – 0.51%
Expected dividends	0%	0%
Fair value of warrants	$1.17 – $7.71	$1.16 – $1.56
(14)   Stock-Based Compensation
In April 2015, the board of directors adopted the 2015 Equity Incentive Plan (“the Plan”), which was subsequently approved by the Company’s stockholders. The Company initially reserved a total of 1,902,688 shares of common stock for issuance under the Plan. Between August 2015 and December 2021, through multiple amendments approved by the Company’s stockholders, the share reserve was increased to 18,212,681 shares of common stock.
The Plan permits the granting of incentive stock options, non-statutory stock options, and restricted stock to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company’s business. The board of directors, at its sole discretion, shall determine the exercise price but subject to certain terms in the Plan.
Options granted under the Plan expire 10 years from the date of grant. First time grants of incentive stock options and non-statutory options generally vest at a rate of 25% on the first anniversary of the grant date and then ratably monthly over the next three years. Upon termination of employment, any unvested options are automatically returned to the Company. In general, vested options that were not exercised within three months after termination are surrendered back to the Company. These options are added back to the Plan and made available for future grants.
In general, the awards issued by the Company are service based options, however, in July 2020, the Company issued 258,368 performance-based options to the chief financial officer of the Company which vest 100% subject to the occurrence of a qualified transaction within 36 months of its date of grant. Additionally, in March 2021, the Company issued 1,245,641 performance-based options to management employees and board of directors which vest 100% subject to the occurrence of a qualified transaction. In November, 2021, the Company’s board of directors approved to (i) reduce the July 2020 grant achievement

Tempo Automation, Inc.
Notes to Financial Statements
period by approximately six months; and (ii) extend the March 2021 grants achievement period by 12 months. As a result of the modifications, the total fair value of these performance-based options increased from $1.4 million to $8.8 million primarily due to the increase in Company’s common stock fair value.
The Company recorded $0 compensation expense for these performance-based options for the year ended December 31, 2021 and 2020 as achievement of the vesting condition was not deemed probable of occurring.
As of December 31, 2021 and 2020, there were 1,050,574 and 859,468 shares, respectively, available for the Company for issuance under the Plan.
A summary of option activity under the Plan is as follows:
	Options outstanding
	Number of shares	Weighted average exercise price per share	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding – January 1, 2021	10,364,039	$0.98
Options granted	7,002,296	1.89
Options exercised	(264,208)	0.48
Options forfeited	(492,049)	1.37
Options expired	(152,603)	1.23
Outstanding – December 31, 2021	16,457,475	$1.36	7.96	$104,554
Vested during the period	2,265,763	1.17	8.19	51,807
Vested at end of period	7,689,805	0.97	6.43	51,807
Exercisable at the end of the period	7,747,264	0.97	6.43	52,181
Shares expected to vest	7,263,661	1.85	9.20	42,565
Vested and expected to vest	14,953,466	1.40	7.77	94,372
Restricted Stock Awards
In April 2015, as mentioned in the section above, the Company adopted the Plan to permit granting restricted stock to employees and consultants. Pursuant to the Plan, the Company entered into restricted stock award agreements with employees and consultants and the holder of the restricted stock has the rights equivalent to those of a holder of the Company’s common stock.
In addition to the participant receiving the restricted stock under the Plan the agreements grants the Company a repurchase option exercisable upon the voluntary or involuntary termination of the participants’ continuous service for any reason at a purchase price for shares equal to the original purchase price paid by the purchaser to the Company for such shares and may be paid by cancellation of any indebtedness of the purchaser to the Company.
There was no activity related to restricted stock during the year ended December 31, 2021.
Determination of Fair Value
The Company estimates the fair value of share-based compensation for stock options utilizing the BSM option pricing model, which is dependent upon several variables, discussed below. These amounts are estimates and, thus, may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes compensation using the straight-line basis over the requisite service period, which is generally the vesting period of the respective award.

Tempo Automation, Inc.
Notes to Financial Statements
Fair Value of Common Stock:   The fair value of our common stock underlying the stock option awards is determined by the board. Given the absence of a public trading market, the board considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards are approved. These factors included, but are not limited to: (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company’s business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework is used to evaluate the fair value of the underlying shares.
Expected Term:   The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and primarily calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected Volatility:   Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within the Company’s industry that it considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.
Risk-Free-Interest-Rate:   The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with remaining term equivalent to expected term.
Expected Dividend:    The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and, therefore, has estimated the dividend yield to be zero.
The following assumptions were used to calculate the fair value of option granted during the years ended December 31, 2021 and 2020:
	During the years ended December 31,
	2021	2020
Expected term	5.00 – 6.08 years	5.15 – 6.53 years
Expected volatility	61.44% – 67.12%	51.15% – 59.84%
Risk-free interest rate	0.41% – 1.35%	0.27% – 1.63%
Expected dividends	0.0%	0.0%
Fair value of common stock	$1.41 – $6.08	$1.01 – $1.46
Stock-based compensation expense
The following table summarizes stock-based compensation expense and its allocation within the accompanying statements of operations during the years ended December 31, 2021 and 2020 (in thousands):
	2021	2020
Cost of goods sold	$276	$115
Research and development	540	87
Sales and marketing	402	169
General and administrative	1,320	885
Total stock-based compensation expense	$2,538	$1,256
As of December 31, 2021 there was a total of $11.0 million of unrecognized employee compensation costs related to non-vested and non-performance-based stock option grants, which is expected to be recognized over a weighted-average period of approximately 2.87 years.

Tempo Automation, Inc.
Notes to Financial Statements
Secondary Sale Transactions
In June, 2021, an investor in the Company purchased shares from a founder and a former employee at a purchase price that was above the then-current fair value. Since the purchasing parties are holders of economic interest in the Company and acquired shares are at a price in excess of fair value of such shares, the amount paid in excess of the fair value at the time of the secondary sale was recognized as stock-based compensation expense.
Total stock-based compensation expense related to this secondary sale transaction of $0.3 million is included in the statements of operations for the year ended December 31, 2021.
In October, 2021, a growth fund purchased shares from a founder and a former employee at a purchase price that was below the then-current fair value. Accordingly, no incremental compensation expense was recognized by the Company for this secondary sale transaction.
(15)   Commitments and Contingencies
The Company early adopted ASC 842 as of January 1, 2020 using the modified retrospective method (see Note 2). This ASC requires a lessee to evaluate its leases to determine whether they should be classified as operating or financing leases. The Company identified two operating leases and one finance lease.
Operating Leases
The Company leases office space in San Francisco, California under operating leases with lease term of sixty-five months beginning from January 2018. Additionally, the Company has an equipment lease agreement for forty-eight months beginning from June 2020. The table below presents the operating lease-related assets and liabilities recorded on the balance sheets (in thousands):
	Classifications on the financial statements	December 31, 2021
Operating lease assets	Operating leases – right-of-use asset	$1,323
Operating lease liability, current	Operating lease liability, current	1,111
Operating lease liability, noncurrent	Operating lease liability, noncurrent	546
	Classifications on the financial statements	December 31, 2020
Operating lease assets	Operating leases – right-of-use asset	$2,109
Operating lease liability, current	Operating lease liability, current	987
Operating lease liability, noncurrent	Operating lease liability, noncurrent	1,657
The estimated incremental borrowing rate used to measure the lease liability is 8.95%. Prospectively, future rent expense under ASC 842 is calculated using the same methodology as required under ASC 840 in order to straight line lease expense over the lease term. Rent expense recorded was $1.0 million for the years ended December 31, 2021 and 2020. Variable lease expenses for the years ended December 31, 2021 and 2020 were $38 thousand and $0.3 million, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 31, 2021 are as follows (in thousands):
As on December 31, 2021
2022	$1,215
2023	531
2024	29
Total future lease payments	1,775
Less imputed interest	(118)
Total operating lease liability	$1,657

Tempo Automation, Inc.
Notes to Financial Statements
Finance Leases
On June 23, 2020, the Company sold certain capital assets for cash proceeds of $4.0 million. Immediately before the transaction, the assets had a carrying amount of approximately $4.8 million and had a remaining useful life of approximately 6 to 10 years. At the same time, the Company entered into a contract with the vendor for the right to use the assets for 3 years with monthly payments and a 12 to 24 months’ renewal option at the end of the term. The contract also includes an option to repurchase the assets at the end of year three at the then-current fair market value, limited to 25% of the fair market value of the assets at inception date (or approximately $1.0 million). The Company plans to exercise the purchase option at the end of the 3-year lease.
The repurchase option and the classification of the lease as a finance lease precludes accounting for the transfer of the assets as a sale. As such, this transaction is classified as a financing arrangement. The table below presents the finance lease-related assets and liabilities recorded on the balance sheet (in thousands):
	Classification on the financial statements	December 31, 2021
Finance lease assets	Property and equipment, net	$3,943
Finance lease liability, current	Finance lease, current	1,091
Finance lease liability, noncurrent	Finance lease, noncurrent	1,606
Depreciation of the leased asset	Cost of revenue	547
Lease interest expense	Other income (expense), net	598
	Classification on the financial statements	December 31, 2020
Finance lease assets	Property and equipment, net	$4,490
Finance lease liability, current	Finance lease, current	906
Finance lease liability, noncurrent	Finance lease, noncurrent	2,697
Depreciation of the leased asset	Cost of revenue	273
Lease interest expense	Other income (expense), net	376
Future minimum lease payments under finance lease are as follows (in thousands):
As of December 31, 2021
2022	$1,504
2023	1,731
Total future lease payments	3,235
Less: imputed interest	(538)
Total finance lease liability	$2,697
The weighted average remaining lease term for our operating leases and finance leases is 1.5 years and the weighted average discount rate of our operating leases and finance leases is 8.95% and 18.71%, respectively. Supplemental disclosures of cash flow information related to leases were as follows (in thousands):
	Years Ended December 31,
	2021	2020
Operating cash flows paid for operating leases	$1,184	$689
Financing cash flows paid for finance leases	1,504	773
Non-cash activity: Lease liabilities arising from obtaining right-of-use assets	—	107

Tempo Automation, Inc.
Notes to Financial Statements
(16)   Income Taxes
The components of the Company’s provision for income taxes for the years ended December 31, 2021 and 2020 is as follows (in thousands):
	Years Ended December 31,
	2021	2020
Current:
Federal	$—	$—
State	—	1
Total current tax expense	$—	$1
The following reconciles income tax expense computed at the federal statutory rate with income tax expense as reported:
	Years Ended December 31,
	2021	2020
Statutory rate	21.0%	21.0%
Federal net operating loss	—	5.3%
Leases	—	4.2%
Depreciation	—	(3.4%)
State income tax	9.6%	(1.1%)
Permanent differences	(6.8%)	(1.1%)
Other	—	0.3%
Valuation allowance	(23.8%)	(25.1%)
Effective income tax rate	0.0%	0.1%
The significant components of the Company’s deferred tax asset (liability) as of December 31, 2021 and 2020 are as follows:
	Years Ended December 31,
	2021	2020
Deferred tax assets
Net operating losses	$26,070	$14,703
Accruals and other	982	309
Total deferred tax assets	27,052	15,012
Less valuation allowance	(25,648)	(14,223)
Net deferred tax assets	1,404	789
Deferred tax liabilities
Property, plant, equipment, and intangibles	(1,404)	(789)
Total deferred tax liabilities	(1,404)	(789)
Net deferred tax assets (liabilities)	$—	$—
As of December 31, 2021 and 2020, the Company had $91.7 million and $59.5 million of gross federal net operating losses, respectively, of which $10.2 million were generated prior to 2018 and will begin expiring in 2033. The remaining $81.5 million can be carried forward indefinitely. As of December 31, 2021 and 2020, the Company also had $81.7 million and $46.3 million, respectively, of gross state net operating losses, which begin to expire in 2033.
Utilization of the domestic net operating loss and tax credit carry forwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code Section 382, as well as similar state provisions. In general, an “ownership change,” as defined by the code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the

Tempo Automation, Inc.
Notes to Financial Statements
outstanding stock of a company by certain stockholders or public groups. Any limitation may result in expiration of all, or a portion of the net operating loss or tax credit carry forwards before utilization.
The Company has established a valuation allowance for U.S. federal and state deferred tax assets. The valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The Company intends to maintain a full valuation allowance until sufficient positive evidence exists to support reversal. The valuation allowance for deferred tax assets was $25.6 million and $14.2 million as of December 31, 2021 and 2020, respectively. The change in valuation allowance of $11.4 million and $4.8 million in 2021 and 2020, respectively, is primarily related to the Company’s activities that give rise to a net operating loss carryover.
The Company’s income tax returns are routinely subject to examination by U.S. federal, state, and local tax authorities. None of the Company’s income tax returns are under examination as of December 31, 2021.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was enacted and signed into law. The CARES Act, among other things, permits net operating loss (NOL) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021, if not otherwise limited under IRC Section 382. After evaluating the impact of the CARES Act, the Company does not expect that NOL provisions of the CARES act to result in a material benefit to the Company, since the Company has no historical tax years with taxable income.
The American Rescue Plan Act of 2021 was passed March 11, 2021, which contained tax provisions, such as an extension to the Employee Retention Credit. The Company evaluated the impact of the Act and there were no material benefits from its passage.
The unrecognized tax benefit is related to the Company’s reserves on Federal and California research and development tax credits. For the years ended December 31, 2021 and 2020, the activity related to the unrecognized tax benefits is as follows (in thousands):
	Years Ended December 31,
	2021	2020
Unrecognized tax benefits, beginning of period	$411	$411
Additions based on tax positions related to current year	—	—
Reductions based on tax positions related to prior years	—	—
Unrecognized tax benefits, end of period	$411	$411
The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in the next 12 months.
(17)   Net Loss Per Share
The Company uses the two-class method to calculate basic net loss per share and apply the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share.
No dividends were declared or paid for the years ended December 31, 2021 and 2020. Undistributed earnings for each period are allocated to participating securities, including the preferred stock for applicable periods, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there are no contractual obligations for the preferred stockholders to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses.

Tempo Automation, Inc.
Notes to Financial Statements
The table below sets forth the computation of basic and diluted net loss per share (in thousands, except share data and per share amounts):
	Years ended December 31,
	2021	2020
Basic and diluted:
Net loss	$(48,013)	$(19,104)
Weighted-average number of shares of common stock outstanding	9,819,576	9,755,174
Basic and diluted net loss per share	$(4.89)	$(1.96)
Basic and diluted net loss per share attributable to common stockholders is the same for the years ended December 31, 2021 and 2020 because the inclusion of potential shares of common stock would have been anti-dilutive for the periods presented. The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive:
	As of December 31,
	2021	2020
Shares of common stock issuable upon conversion of redeemable convertible preferred stock	29,520,187	29,520,187
Shares of common stock issuable upon conversion of redeemable convertible preferred stock warrants	231,391	123,391
Shares of common stock issuable from stock options	16,508,725	10,364,039
Shares of common stock issuable from common stock warrants	3,187,913	182,500
Potential common shares excluded from diluted net loss per share	49,448,216	40,190,117
(18)   Subsequent Events
The Company has evaluated subsequent events from December 31, 2021 through March 16, 2022, which is the date the financial statements were available for issuance and has determined that there are no subsequent events requiring adjustment to or disclosure in the financial statements, other than as follows:
Loan and Security Agreement
On January 11, 2022, the Company entered into the first amendment to the Loan and Security Agreement to convert $10.0 million of availability under the tranche 2 loan to the tranche 1 loan. This amendment expanded the tranche 1 from $20.0 million to $30.0 million and reduced the tranche 2 loan from $20.0 million to $10.0 million. For the original $20.0 million borrowed under tranche 1, the maturity date is December 23, 2022 and the $10.0 million borrowed under the expanded portion of tranche 1 provides for a maturity date of February 12, 2023.
On January 20, 2022, in conjunction with the loan and security agreement, the Company entered into warrant agreements with the various lenders involved under the loan and security agreement to issue certain number of warrants based on the percentage of each tranche borrowing exercisable for the Company’s Series C preferred stock at the lowest of (i) $2.82 per share, (ii) the lowest price per share the Company receives for a share of the Series C preferred stock, and (iii) the lowest price the Company receives for a share of future round of preferred stock.
Convertible Senior Notes
On January 18, 2022, ACE entered into a Subscription Agreement (the “Subscription Agreement”) with the Company, OCM Tempo Holdings, LLC (“OCM”) and Tor Asia Credit Opportunity Master

Tempo Automation, Inc.
Notes to Financial Statements
Fund II LP (“Tor”). Pursuant to the Subscription Agreement, OCM, an affiliate of Oaktree Capital Management, L.P., has committed to purchase $175.0 million in aggregate principal amount of ACE’s 15.5% convertible senior notes due 2025 concurrently with the closing (the “Closing”) of the previously announced business combination between ACE and the Company, which is subject to the satisfaction or waiver of the conditions stated in the agreement and Merger Agreement, dated as of October 13, 2021, by and among ACE, the Company and the Merger Sub., and other customary closing conditions. The Subscription Agreement also provides for the purchase of $25.0 million in aggregate principal amount of ACE’s 15.5% convertible senior notes due 2025 concurrently with the Closing by Tor, an investment partner of ACE. With the signing of the Subscription Agreement, the previously announced agreement allowing for investment in ACE’s 12% convertible senior notes due 2025 by an affiliate of ACE’s sponsor, ACE Convergence Acquisition LLC was terminated.
Convertible Promissory Notes
On January 18, 2022, the Company issued convertible promissory notes to existing investors for gross proceeds of $5.0 million (the “2022 Promissory Notes”). The 2022 Promissory Notes bear simple interest on the unpaid principal at a rate of 10% per year and are due and payable by the Company on demand any time after November 15, 2022. The outstanding amount will convert into securities of ACE upon the earlier to occur of the closing of the transactions and the closing of the first qualified financing following any termination of the business combination agreement as applicable.
Convertible Junior Notes
In March 2022, the Company and ACE entered into a Securities Purchase Agreement with ACE SO3, pursuant to which ACE SO3 agreed to purchase an unsecured subordinated convertible note in an aggregate principal amount of $20.0 million (the “ACE Convertible Note”) from New Tempo in connection with the closing of the business combination. The ACE Convertible Note will bear interest at a rate of 18% per annum, payable in kind by increasing the outstanding principal amount of the ACE Convertible Note. Upon the earlier to occur of the conversion or payment in full of the principal amount hereof and all accrued but unpaid interest hereunder and the maturity date, New Tempo will pay to the holder of the ACE Convertible an amount equal 5% of the initial principal amount thereof.
Cantor Share Purchase Agreement
In March 2022, the Company and ACE entered into the Cantor Purchase Agreement with CF Principal relating to a committed equity facility (the “Facility”). Pursuant to the Cantor Purchase Agreement, New Tempo will have the right from time to time at its option following closing of the merger to sell to CF Principal up to $100.0 million of New Tempo common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. While there are distinct differences, the Facility is structured similarly to a traditional at-the-market equity facility, insofar as it allows New Tempo to raise primary equity capital on a periodic basis outside the context of a traditional underwritten follow-on offering following the closing of the merger.

Tempo Automation, Inc.
Condensed Balance Sheets
(Unaudited)
(in thousands, except share and per share amounts)
	March 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$7,128	$2,864
Accounts receivable, net	2,488	2,918
Inventory	1,420	879
Contract assets	1,528	1,219
Prepaid expenses and other current assets	1,120	892
Total current assets	13,684	8,772
Property and equipment, net	8,315	8,891
Operating leases – right of use asset	1,112	1,323
Restricted cash	320	320
Other noncurrent assets	3,865	2,925
Total assets	$27,296	$22,231
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$1,780	$1,583
Contract liabilities	453	175
Accrued liabilities	5,045	3,971
Accrued compensation and related benefits	1,572	1,249
Operating lease liability, current	1,145	1,111
Finance lease, current	1,142	1,091
Loan payable, current	34,613	10,486
Total current liabilities	45,750	19,666
Operating lease liability, noncurrent	249	546
Finance lease, noncurrent	1,300	1,606
Loan payable, noncurrent	1,293	11,351
Warrant liabilities	6,822	5,573
Total liabilities	55,414	38,742
Commitment and contingencies (Note 12)
Convertible preferred stock
Convertible preferred stock, $0.00001 par value. 31,058,244 shares authorized at March 31, 2022 and December 31, 2021; 29,520,187 shares issued and outstanding at March 31, 2022 and December 31, 2021 (liquidation preference of $74,496 at March 31, 2022 and December 31, 2021)	75,684	75,684
Stockholders’ deficit
Common stock, $0.00001 par value. 63,299,666 shares authorized at March 31, 2022 and December 31, 2021; 10,062,670 and 10,037,305 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Additional paid in capital	17,011	16,117
Accumulated deficit	(120,813)	(108,312)
Total stockholders’ deficit	(103,802)	(92,195)
Total liabilities, convertible preferred stock and stockholders’ deficit	$27,296	$22,231
The accompanying notes are an integral part of these condensed financial statements.

Tempo Automation, Inc.
Condensed Statements of Operations
(Unaudited)
(in thousands, except share and per share amounts)
	Three Months Ended March 31,
	2022	2021
Revenue	$3,897	$3,909
Cost of revenue	3,652	2,676
Gross profit	245	1,233
Operating expenses
Research and development	3,329	1,973
Sales and marketing	3,219	1,568
General and administrative	4,303	2,374
Total operating expenses	10,851	5,915
Loss from operations	(10,606)	(4,682)
Other income (expense), net
Interest expense	(2,019)	(337)
Interest income	—	1
Other income (expense), net	(4)	—
Change in fair value of warrants	128	(100)
Total other income (expense), net	(1,895)	(436)
Loss before income taxes	(12,501)	(5,118)
Income tax provision	—	—
Net loss	$(12,501)	$(5,118)
Net loss attributable per share to common stockholders, basic and diluted	(1.24)	(0.52)
Weighted-average shares used to compute net loss attributable per share to common stockholders, basic and diluted	10,054,713	9,773,326
The accompanying notes are an integral part of these condensed financial statements.

Tempo Automation, Inc.
Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit
(Unaudited)
(in thousands, except number of shares)
	Three Months Ended March 31, 2022
	Convertible Preferred Stock		Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	29,520,187	$75,684	10,037,305	$—	$16,117	$(108,312)	$(92,195)
Net loss	—	—	—	—	—	(12,501)	(12,501)
Issuance of common stock upon exercise of stock options	—	—	25,365	—	29	—	29
Stock-based compensation	—	—	—	—	865	—	865
Balance at March 31, 2022	29,520,187	$75,684	10,062,670	$—	$17,011	$(120,813)	$(103,802)
	Three Months Ended March 31, 2021
	Convertible Preferred Stock		Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	29,520,187	$75,684	9,773,097	$—	$4,285	$(60,299)	$(56,014)
Net loss	—	—	—	—	—	(5,118)	(5,118)
Issuance of common stock upon exercise of stock options	—	—	505	—	—	—	—
Stock-based compensation	—	—	—	—	344	—	344
Balance at March 31, 2021	29,520,187	$75,684	9,773,602	$—	$4,629	$(65,417)	$(60,788)
The accompanying notes are an integral part of these condensed financial statements.

Tempo Automation, Inc.
Condensed Statements of Cash Flows
(Unaudited)
(in thousands)
	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities
Net loss	$(12,501)	$(5,118)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,642	644
Stock-based compensation	865	344
Loss on disposal of property and equipment	3	—
Noncash operating lease expense	211	189
Bad debt expense	—	4
Change in fair value of warrants	(128)	100
Changes in operating assets and liabilities:
Accounts receivable	430	(434)
Contract assets	(309)	373
Inventory	(541)	(259)
Prepaid expenses and other current assets	(527)	(136)
Other noncurrent assets	(838)	(82)
Accounts payable	204	430
Contract liabilities	278	42
Accrued liabilities	1,390	257
Operating lease liabilities	(263)	(235)
Net cash used in operating activities	(10,084)	(3,881)
Cash flows from investing activities:
Purchases of property and equipment	(13)	(2)
Net cash used in investing activities	(13)	(2)
Cash flows from financing activities:
Principal payments under finance lease obligations	(255)	(214)
Proceeds from issuance of debt	15,000	3,000
Payment of debt issuance costs	(111)	(80)
Debt repayment	(200)	(123)
Proceeds from exercise of stock options	29	—
Payment of deferred transaction costs	(102)	—
Net cash provided by financing activities	14,361	2,583
Net increase (decrease) in cash, cash equivalents and restricted cash	4,264	(1,300)
Cash, cash equivalents and restricted cash at beginning of period	3,184	17,746
Cash, cash equivalents and restricted cash at end of period	$7,448	$16,446
Noncash investing and financing activities
Unpaid deferred transaction costs	$3,175	$—
The accompanying notes are an integral part of these condensed financial statements.

Tempo Automation, Inc.
Notes to Condensed Financial Statements
(Unaudited)
(1)   Organization
Tempo Automation (the “Company,” “us,” “our” or “we”) is a privately held Printed Circuit Board Assembly (“PCBA”) manufacturing company that was incorporated in Delaware in 2013. Tempo Automation provides turnkey PCBA services for low volume production. The Company’s proprietary automation software creates an unbroken digital thread from design to delivery. This makes it possible to execute a complex design and manufacturing process quickly and precisely. The Company provides real-time, reliable lead times based on supplier inventory and factory workload. The Company’s software provides transparent production and delivery tracking with live updates.
On August 13, 2021, the Company entered into a Stock Purchase Agreement (the “Whizz Agreement”) to acquire Whizz Systems, Inc., a Delaware corporation (“Whizz”). The acquisition is anticipated to close concurrent with the closing of the merger with ACE Convergence Acquisition Corp.
On October 13, 2021, ACE Convergence Acquisition Corp. (“ACE”), a blank check company, entered into an Agreement and Plan of Merger (the “ACE Merger Agreement”) with ACE Convergence Subsidiary Corp., a Delaware corporation, and a direct wholly owned subsidiary of ACE (“Merger Sub”), and Tempo.
On October 13, 2021, Tempo entered into an Agreement and Plan of Merger (the “Compass AC Agreement”) with Compass AC Holdings, Inc., a Delaware corporation (“Compass AC”). The merger is anticipated to close concurrent with the closing of the merger with ACE.
Pursuant to the above, and on the terms and subject to the conditions of which, Tempo will acquire all of the outstanding shares of capital stock of each Whizz and Compass AC immediately following the closing of the business combination with ACE. After the close of the merger, ACE will pay or issue to eligible Whizz equity holders and Compass AC equity holders their respective pro rata portion of the Whizz Consideration (as defined in the ACE Merger Agreement) or the Compass AC Consideration (as defined in the ACE Merger Agreement), including, any applicable earnout consideration, upon the terms and subject to the conditions set forth in the Whizz Agreement or the Compass AC Agreement, as applicable. Refer to Note 15 for further discussion.
(2)   Summary of Significant Accounting Policies
Basis of Presentation
The unaudited interim condensed financial statements and accompanying unaudited notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
Liquidity and Going Concern
The Company has experienced negative cash flows from operations since inception and expects negative cash flows from operations to continue for the foreseeable future. The Company had an accumulated deficit of $120.8 million and cash, cash equivalents and restricted cash of $7.4 million as of March 31, 2022. During the three months ended March 31, 2022, the Company used net cash of $10.1 million in operating activities and incurred a net loss of $12.5 million. Additionally, as of the date these financial statements were available for issuance the Company has approximately $35.7 million of loans payable and finance lease obligations coming due within the next 12 months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
In October 2021, Tempo entered into a loan and security agreement (the “LSA”) with a maximum borrowing capacity of $150.0 million consisting of four tranches. This agreement replaced Tempo’s existing SQN Venture Income Fund II, LP $20.0 million facility (the “June 2021 Credit Facility”), and $20.0 million was drawn on tranche 1 of the LSA. Borrowing capacity for tranche 2 is $20.0 million which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz. Borrowing capacity for tranche 3 and tranche 4 is $40.0 million, and $70.0 million, respectively which shall be available to draw by the Company, upon the de-SPAC with ACE, subject to lender approval. The tranches have an earliest expiration date of December 23, 2022 (see Note 8).
In January 2022, the Company entered into the first amendment to the LSA to convert $10.0 million of availability under tranche 2 of the loan to tranche 1 of the loan. This amendment expanded tranche 1 from $20.0 million to $30.0 million and reduced tranche 2 from $20.0 million to $10.0 million. The first amendment did not change the interest rates or maturity dates for tranche 1 (see Note 8). As of March 31, 2022 the Company had $30.0 million of outstanding borrowings under the amended LSA, with $10.0 million of borrowing capacity available under tranche 2 of the LSA which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz and an additional $110.0 million of borrowing capacity available for borrowing under tranches 3 and 4 of the LSA upon the de-SPAC with ACE, subject to lender approval.
In January 2022, the Company issued convertible promissory notes to existing investors for gross proceeds of $5.0 million. These shall be due and payable by the Company on demand at any time after November 15, 2022 (see Note 8).
On July 1, 2022, the Company entered into an Unsecured Subordinated Convertible Note (the “Bridge Note”) with ACE and ACE Equity Partners International Pte. Ltd. (“AEPI”) due on September 30, 2022, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5.0 million (see Note 16).
In order to fund planned operations while meeting obligations as they come due, the Company will need to secure additional debt or equity financing. These plans for additional financings are intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern, however as the plans are outside of Management’s control, the Company cannot ensure they will be effectively implemented. As a result, substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Failure to secure additional funding may require the Company to modify, delay, or abandon some of its planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results, financial condition, and ability to achieve its intended business objectives.
The accompanying condensed financial statements have been prepared in conformity with U.S. GAAP, assuming the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course.
Unaudited Interim Condensed Financial Statements
The accompanying interim condensed balance sheet as of March 31, 2022, the interim condensed statements of operations, condensed statements of convertible preferred stock and stockholders’ equity, and condensed statements of cash flows for the three months ended March 31, 2022 and 2021, and amounts relating to the interim periods included in the accompanying notes to the interim condensed financial statements are unaudited. The unaudited interim financial statements have been prepared in accordance with U.S. GAAP and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) regarding interim financial reporting, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s condensed balance sheet as of March 31, 2022, and the condensed statements of operations condensed statements of convertible preferred stock and stockholders’ equity, and cash flows for three months ended March 31, 2022 and 2021. The results for the three months ended March 31, 2022, are not necessarily indicative of the results expected for the fiscal year or any other periods. These interim financial statements should be read in conjunction with the Company’s financial statements and related notes for the fiscal year ended December 31, 2021. The unaudited balance sheet as of December 31, 2021 has been derived from the Company’s audited financial statements.

Use of Estimates
The preparation of condensed financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the condensed financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, revenue recognition and contract liabilities; allowance for doubtful accounts; determination of fair value of our common stock; determination of fair value of warrants; accounting for income taxes, including the valuation allowance on deferred tax assets and reserves for uncertain tax positions; accrued liabilities; and the recognition and measurement of contingent liabilities. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the financial statements.
Risks and Uncertainties
The Company is subject to a number of risks. The Company conducts business in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on its future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; pressures resulting from new applications offered by competitors; delays in applications and functionality development; changes in certain strategic relationships or customer relationships; the Company’s ability to attract new customers or retain existing customers; the length of the Company’s sales cycles and expense related to sales efforts; litigation or claims against the Company based on intellectual property, patent, product, regulatory, or other factors; changes in domestic and international economic or political conditions or regulations; the ability of the Company to finance its operations; and the Company’s ability to attract and retain employees necessary to support its growth. Additionally, the COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains, constrained work force participation, and created significant volatility and disruption of financial markets. As the scope and duration of the COVID-19 pandemic is unknown and the extent of its economic impact continues to evolve globally, there is uncertainty related to the ultimate impact it will have on the Company’s business, its employees, results of operations and financial condition.
COVID-19 Impact
On March 11, 2020, the World Health Organization declared that the worldwide spread and severity of a new coronavirus, referred to as COVID-19, was severe enough to be characterized as a pandemic. In response to the continued spread of COVID-19, governmental authorities around the world have imposed various restrictions designed to slow the pace of the pandemic, including restrictions on travel and other restrictions that prohibit employees from going to work causing severe disruptions in the worldwide economy. The COVID-19 pandemic has had and may continue to have an adverse impact on our employees, operations, supply chain and distribution system. In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we asked our employees who were able to do so to work remotely. In addition, in April 2020, we announced reductions in workforce. These decisions, as well as COVID-19 more generally, introduced new dynamics into the households of many of our employees. The full extent of the impact of the COVID-19 pandemic on the Company’s operational and financial performance is currently uncertain and will depend on many factors outside the Company’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, the imposition of protective public safety measures, and the impact of the pandemic on the global economy and demand for its services. If the Company’s suppliers experience additional closures or reductions in their capacity utilization levels in the future, the Company may have difficulty sourcing materials necessary to fulfill production requirement. Due to the COVID-19 pandemic, Tempo has experienced some supply chain constraints, including with respect to semiconductor components. COVID-19 has also impacted the Company’s customers and may create unpredictable reductions or increases in demand for Tempo’s manufacturing services. Management will continue to monitor the impact of the global situation on the Company’s financial condition, cash flows, operations, industry, workforce, and customer relationships.

Revenue from Contracts with Customers
Contract Balances
The timing of revenue recognition, billings and cash collections can result in deferred revenue (contract liabilities), unbilled receivables (contract assets), and billed accounts receivable.
a.   Contract Liabilities
A contract liability results when payments from customers are received in advance for assembly and manufacturing of the goods. The Company recognizes contract liabilities as revenues upon satisfaction of the underlying performance obligations. Deferred revenue that is expected to be recognized as revenue during the subsequent twelve-month period from the date of billing is recorded in contract liabilities and the remaining portion, if any, is recorded in contract liabilities, noncurrent on the accompanying balance sheets at the end of each reporting period. For three months ended March 31, 2022 and 2021, the Company recognized as revenue $0.1 million and $0.1 million that was included in the contract liability balance at the beginning of the related periods, respectively.
b.   Contract Assets
Billings scheduled to occur after the performance obligation has been satisfied and revenue recognition has occurred result in contract assets. Unbilled receivables that are expected to be billed during the subsequent twelve-month period from the date of revenue recognition are recorded in contract assets, and the remaining portion, if any, is recorded in other noncurrent assets on the accompanying balance sheets at the end of each reporting period. As of March 31, 2022 and December 31, 2021 there were no amounts attributable to contract assets recorded within other noncurrent assets.
Unbilled receivables represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for services already performed, but billed in arrears and for which the Company believes it has an unconditional right to payment.
Below are the billed receivables, unbilled receivables, and deferred revenue (in thousands):
	March 31,	December 31,
	2022	2021
Accounts receivable, net	$2,488	$2,918
Contract assets	1,528	1,219
Contract liabilities	453	175
Segment Reporting and Geographic Information
For the three months ended March 31, 2022 and 2021, the Company was managed as a single operating segment in accordance with the provisions in the FASB guidance on segment reporting, which establishes standards for, and requires disclosure of, certain financial information related to reportable operating segments and geographic regions. Furthermore, the Company determined that the Chief Executive Officer is the Chief Operating Decision Maker as she is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions and managing the organization as a whole. All of the Company’s revenues are domestic sales and fixed assets are physically located in the United States.
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid securities that mature within three months or less from the original date of purchase to be cash equivalents. The Company maintains the majority of its cash balances with commercial banks in interest bearing accounts. Cash and cash equivalents include cash held in checking and savings accounts and highly liquid securities with original maturity dates of three months or less from the original date of purchase.

The restricted cash balance as of both March 31, 2022 and December 31, 2021 represents $0.3 million related to a letter of credit for the Company’s office space lease.
	March 31,	March 31,
	2022	2021
Cash and cash equivalents	$7,128	$16,004
Restricted cash	320	442
Total cash, cash equivalents and restricted cash shown in the condensed statements of cash flows	$7,448	$16,446
Fair Value of Financial Instruments
Assets and liabilities recorded at fair value on the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
•
Level 1: Quoted prices for identical assets or liabilities in active markets at the measurement date.

•
Level 2: Inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities, in active markets or other inputs that are observable or can be corroborated with market data at the measurement date.

•
Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company applies fair value accounting to all financial assets and liabilities, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The Company has determined the carrying value of these assets and liabilities to be equal to the fair value due to their short maturities and has classified these assets and liabilities as Level 1 financial instruments.
Certain convertible preferred stock and common stock warrants are liability classified and are classified as Level 3 financial instruments. The fair value of the convertible preferred stock and common stock warrants which are liability classified is $6.8 million and $5.6 million as of March 31, 2022 and December 31, 2021, respectively (see Note 10). During the three months ended March 31, 2022 and year ended December 31, 2021, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.
Deferred Transaction Costs
Deferred transaction costs consist of direct incremental legal, consulting, and accounting fees relating to the merger transaction, as discussed in Note 1 — Organization, which are capitalized and will be recorded as a reduction to the issuance of equity arising from the consummation of the merger transaction. In the event the merger transaction is terminated, deferred transaction costs will be expensed. As of March 31, 2022 and December 31, 2021, the Company has deferred such costs amounting to $3.4 million and $1.9 million, respectively which are included in other noncurrent assets in the condensed balance sheets.
Net Loss Per Share of Common Stock
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the preferred stock as the holders of the preferred stock do not have a contractual obligation to share in any losses.
Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of preferred stock, stock options, preferred and common stock warrants and convertible notes. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.
Related Parties
As discussed in Note 1 — Organization, in October, 2021, ACE entered into a Merger Agreement with ACE Convergence Subsidiary Corp. and a direct wholly owned Merger Sub, and Tempo. The chief financial officer of Tempo is also a director of ACE and is considered an interested related party to the business combination. Additionally, in October, 2021, Tempo entered into plan of merger with Compass AC Holdings, Inc. For the three months ended March 31, 2022, the Company purchased goods totaling $0.4 million, which are included in cost of revenue in the condensed statements of operations.
Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASU 2016-13. The amendments in ASU 2016-13 introduce an approach based on expected losses to estimated credit losses on certain types of financial instruments, modify the impairment model for available-for-sale debt securities and provide for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2023, with early application permitted. The Company is evaluating the impact of adopting this new accounting guidance on its financial statements.
In October 2021, the FASB issued Accounting Standards Update No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires accounting for contract assets and liabilities from contracts with customers in a business combination to be accounted for in accordance with ASC 606. The standard is effective for fiscal years beginning after December 15, 2022. The Company is evaluating the impact of adopting this new accounting guidance on its financial statements.
(3)   Inventory
Inventory consists of the following (in thousands):
	March 31, 2022	December 31, 2021
Raw materials	$401	$158
Work in progress	1,019	721
Total inventory	$1,420	$879
(4)   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following (in thousands):
	March 31, 2022	December 31, 2021
Prepaid expense	$767	$650
Other current assets	353	242
Total prepaid expenses and other current assets	$1,120	$892

(5)   Other Noncurrent Assets
Other noncurrent assets consist of the following (in thousands):
	March 31, 2022	December 31, 2021
Deferred transaction costs	$3,447	$1,926
Noncurrent prepaid expenses	167	749
Deposits	251	250
Total other noncurrent assets	$3,865	$2,925
(6)   Accrued Liabilities
Accrued liabilities consist of the following (in thousands):
	March 31, 2022	December 31, 2021
Accrued legal fees(1)	$2,490	$1,517
Accrued professional fees(1)	832	866
Accrued liabilities	961	774
Accrued sales and business taxes	207	241
Accrued cost of revenue	188	236
Customer refund liability	248	205
Warranty liability	58	54
Other accrued liabilities	61	78
Total accrued liabilities	$5,045	$3,971

(1)
These accrued legal and professional fees relate to the merger transaction, as discussed in Note 1 and Note 15.

(7)   Accrued Compensation and Related Benefits
Accrued compensation and related benefits consist of the following (in thousands):
	March 31, 2022	December 31, 2021
Accrued payroll taxes	$331	$356
Accrued commissions	138	121
Accrued payroll	64	41
Accrued bonus	672	647
Other accrued benefits	367	84
Total accrued compensation and related benefits	$1,572	$1,249
(8)   Borrowing Arrangements
Term Loan and Credit Facility with Financial Institution
In June 2020, the Company entered into a loan and security agreement with a financial institution where the Company drew down $4.0 million (the “Term Loan”) and secured up to $4.0 million in a revolving line of credit (the “Credit Facility”). During 2020, the Company drew down $1.6 million from the Credit Facility and repaid amount back in full. As of March31, 2021, the Company did not have any outstanding balance from the Credit Facility and subsequently, no other advances were drawn by the Company before it expired on June 3, 2021.

In conjunction with the issuance of the Term Loan, the Company issued the lender a warrant to purchase 182,500 shares of the Company’s common stock. The Company allocated the $4.0 million proceeds between the Term Loan and the common stock warrant on a relative fair value basis, recording $0.1 million for the common stock warrant in additional paid-in capital, with the offset to debt discount, on the balance sheets. The common stock warrant is not remeasured in future periods as it meets the conditions for equity classification. For further details on the warrants issued in conjunction with the term loans discussed, see Note 10.
On June 23, 2021, the Company entered into an amended and restated loan and security agreement with the financial institution which expanded the Term Loan obligation from $4.0 million to $10.0 million, with the maturity date extended to September 1, 2022 and a loan commitment fee of $50 thousand. For the Term Loan the Company is required to make monthly interest only payments from January 2021 through December 2021, thereafter certain monthly principal plus interest payments for a period of 8 months beginning from January 2022 and a final payment of the balance principal and interest outstanding under the agreement in September 2022. The amended and restated term loan debt bears interest at the greater of (a) Wall Street Journal Prime plus 5.00%, floating or (b) 8.25% per annum.
In addition, the Company issued 109,080 warrants to the lender which are exercisable to purchase the Company’s common stock at $1.51. For further details on the warrants issued in conjunction with the term loan, see Note 10.
On October 14, 2021, the Company paid $10.3 million to settle the credit facility under the amended and restated loan and security agreement with Silicon Valley Bank including $0.3 million of interest and final payment reflected in interest expense section in the statement of operations.
Equipment Loan and Security Agreement
On January 29, 2021, the Company entered into an equipment loan and security agreement with SQN Venture Income Fund II, LP. The overall loan facility provides for a maximum borrowing capacity of $6.0 million consisting of two tranches, each tranche with a borrowing capacity up to $3.0 million.
On January 29, 2021, the Company drew down $3.0 million under the first tranche of the facility. The Company is required to make monthly payments for a period of 42 months on this tranche plus end of term payment fee of $0.2 million which is accreted to interest expense over the term of the agreement. The loan has a maturity date of July 2024. An additional $3.0 million can be drawn by the Company, provided that certain criteria are met, such as the Company not having defaulted on the first tranche and there having not been a material adverse change (as defined in the Loan Agreement) as of the date for the borrowing request. The loan facility is used for financing certain equipment purchases. The equipment financed through the loans serves as collateral for the loan.
The loan bears a cash interest of 8.95% per annum. Interest is payable on the first day of the month. If the loan is in default, it shall bear interest at a rate of an additional 5% per annum. The loan interest expense and discount amortization interest for the three months ended March 31, 2022 was $0.1 million.
In conjunction with entering into the equipment loan and security agreement, the Company entered into a warrant agreement with the lender and issued 108,000 warrants exercisable for the Compan”s Series C preferred stock at $0.94. For further details on the warrants in conjunction with the equipment loan and security agreement, see Note 10.
June 2021 Credit Facility
On June 23, 2021, the Company entered into the June 2021 Credit Facility with SQN Venture Income Fund II, LP. The June 2021 Credit Facility provides for a maximum borrowing capacity of $20.0 million consisting of two tranches, each tranche with a borrowing capacity of $10.0 million.
On June 23, 2021, the Company drew down $10.0 million of the facility. The Company is required to make monthly interest-only payments for a period of 18 months and thereafter, principal and interest outstanding under the agreement with a maturity date of December 2022. On August 13, 2021, the Company drew down the remaining $10.0 million. The second tranche has a maturity date of February 2023. The

June 2021 Credit Facility is used for general working capital purposes. This loan bears a cash interest of 10% per annum. Interest is payable on the first day of the month. Additionally, this loan bears a Paid-in-Kind (PIK) interest of 2% per annum with PIK interest capitalized, compounded, and added to the principal balance monthly in arrears. The PIK interest becomes payable upon maturity. If the term loan is in default, it shall bear interest at an additional 5%. The Company paid a nonrefundable facility fee of $0.2 million.
In conjunction with entering into the June 2021 Credit Facility, the Company entered into a warrant agreement with the lender and issued 533,333 warrants exercisable for the Company’s common stock at $1.51. For further details on the warrants issued in conjunction with the June 2021 Credit Facility, see Note 10.
Loan and Security Agreement
On October 13, 2021, the Company entered into the LSA with Structural Capital Investments III, LP, Series Structural DCO II, a series of Structural Capital DCO, LLC, SQN Tempo Automation, LLC, SQN Venture Income Fund II, LP, and Ocean II PLO LLC. The LSA replaced the June 2021 Credit Facility, providing for maximum borrowing capacity of $150.0 million consisting of four tranches. Per the LSA, borrowings of $20.0 million from tranches 1 and 2 from the June 2021 Credit Facility were replaced by a new tranche 1 in the amount of $20.0 million. Borrowing capacity for tranche 2 is $20.0 million which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz. Borrowing capacity for tranche 3 and tranche 4 of the LSA is $40.0 million, and $70.0 million, respectively, which shall be available to draw by the Company upon the de-SPAC with ACE , subject to lender approval. The tranches have an earliest expiration date of December 23, 2022.
The termination of the June 2021 Credit Facility and subsequent borrowings under tranche 1 of the LSA was accounted for as a partial extinguishment of debt. Specifically, upon entering into the LSA, the Company became indebted to a new lender in the amount of $6.0 million, while $14.0 million of obligations are due to the same lender group party to the June 2021 Credit Facility. The $6.0 million was reflected as a debt repayment with the old lender and was accounted for as an extinguishment of debt. Accordingly, the Company recorded a loss on extinguishment of $0.3 million related to the write off of unamortized debt discount. The Company also evaluated the $14.0 million of debt outstanding with continuing lenders and concluded the transaction should be treated as a modification of debt.
Borrowings under tranches 2, 3 and 4 of the LSA bear interest equal to the greater of (i) 10.5%, and (ii) 7.25% plus the prime rate then in effect, provided however, for all advances made after the occurrence of the public trading trigger, a per annum rate of interest equal to the greater of (i) 9.5%, and (ii) 6.25% plus the prime rate then in effect shall apply. Borrowings under tranche 1 bear interest equal to 10% In addition, interest will accrue at an additional 2% per annum rate on the outstanding borrowing made under the tranche 1, which shall be capitalized and be compounded and added to the principal balance of the Tranche 1 Loan monthly in advance on the next monthly payment date,
For borrowings made pursuant to the LSA, the Company is further committed to a fee in an amount sufficient, if needed, to increase the lender’s minimum return to 1.20:1.00 if payable on or before the first anniversary of such borrowing, 1.30:1.00 if payable after the first anniversary of such borrowing but on or before the second anniversary of such borrowing, 1:35:1.00 if payable after the second anniversary of such borrowing but on or before the third anniversary of such borrowing, or 1.40:1.00 if payable after the third anniversary of such borrowing. Fees associated with lender’s minimum return commitment are accreted to interest expense over the expected term of the arrangement.
On January 11, 2022, the Company entered into the first amendment to the LSA to convert $10.0 million of availability under the tranche 2 loan to the tranche 1 loan. This amendment expanded the tranche 1 from $20.0 million to $30.0 million and reduced the tranche 2 loan from $20.0 million to $10.0 million. For the original $20.0 million borrowed under tranche 1, the maturity date is December 23, 2022 and the $10.0 million borrowed under the expanded portion of tranche 1 provides for a maturity date of February 12, 2023. As of March 31, 2022 the Company had $30.0 million of outstanding borrowings under the amended LSA, with $10.0 million of borrowing capacity available under tranche 2 of the LSA which shall be available to draw by the Company upon sooner of the de-SPAC with ACE or closing of the acquisition with Whizz and an additional $110.0 million of borrowing capacity available for borrowing under tranches 3 and 4 of the LSA upon the de-SPAC with ACE, subject to lender approval.
On January 20, 2022, in conjunction with the LSA, the Company entered into warrant agreements with the various lenders involved under the LSA to issue a certain number of warrants to purchase Series C preferred stock based on the percentage of each tranche borrowing exercisable for the Company’s Series C preferred stock at the lowest of (i) $2.82 per share, (ii) the lowest price per share the Company receives for a share of the Series C preferred stock, and (iii) the lowest price the Company receives for a share of future round of preferred stock, see Note 10.
Convertible Promissory Notes
On January 18, 2022, the Company issued convertible promissory notes to existing investors for gross proceeds of $5.0 million (the “2022 Promissory Notes”). The 2022 Promissory Notes bear simple interest on the unpaid principal at a rate of 10% per year and are due and payable by the Company on demand any time after November 15, 2022. The outstanding amount will convert into securities of ACE upon the earlier to occur of the closing of the transactions and the closing of the first qualified financing following any termination of the business combination agreement as applicable.
The Company’s notes payable balances were as follows (in thousands):
	As of March 31, 2022
	LSA Tranche 1.1	LSA Tranche 1.2	LSA Tranche 1.3	SQN Equipment Loan	2022 Promissory Notes	Total
Total notes payable	$10,000	$10,000	$10,000	$2,102	$5,000	$37,102
Add: accretion of final interest payable	213	182	204	69	100	768
Less: loan payable, current	(9,898)	(10,000)	(8,809)	(806)	(5,100)	(34,613)
Less: unamortized debt discount	(315)	(182)	(1,395)	(72)	—	(1,964)
Total loan payable, noncurrent	$—	$—	$—	$1,293	$—	$1,293
	As of December 31, 2021
	LSA Tranche 1.1	LSA Tranche 1.2	SQN Equipment Loan	Total
Total notes payable	$10,000	$10,000	$2,302	$22,302
Add: accretion of final interest payable	108	79	56	243
Less: loan payable, current	(9,702)	—	(784)	(10,486)
Less: unamortized debt discount	(406)	(218)	(84)	(708)
Total loan payable, noncurrent	$—	$9,861	$1,490	$11,351
The notes payable future principal payments are as follows during the years noted (in thousands):
As of March 31, 2022
2022 (remaining)	$25,629
2023	10,906
2024	567
Total future principal payments	$37,102
(9)   Common Stock
As of March 31, 2022 and December 31, 2021, the Company has authorized the issuance of 63,299,666 shares of $0.00001 par value common stock and has 10,062,670 and 10,037,305 shares of common stock issued and outstanding as of March 31, 2022 and December 31, 2021, respectively.

The Company has reserved shares of common stock for issuance related to the following convertible preferred stock, stock options, warrants, and future grants:
	As of
	March 31, 2022	December 31, 2021
Conversion of convertible preferred stock	29,520,187	29,520,187
Shares reserved for exercise of warrants	4,632,637	3,419,304
Outstanding stock options	16,232,421	16,508,725
Shares available for future issuance under 2015 Plan	1,301,513	1,050,574
Total shares of common stock reserved	51,686,758	50,498,790
(10)   Warrants
Common Stock Warrants
The following common stock warrants were outstanding as of March 31, 2022:
The following assumptions
Equity-Type	Shares	Exercise Price	Issuance Date	Expiration Date
Common Stock	182,500	$0.94	6/3/2020	6/3/2030
Common Stock	109,080	1.51	6/23/2021	6/22/2031
Common Stock	2,363,000	2.82	10/11/2021	10/11/2024
	2,654,580
Liability Classified Warrants
As of March 31, 2022, the Company has the following liability-classified warrants outstanding:
Equity-Type	Shares	Exercise Price	Issuance Date	Expiration Date
Series A Preferred Stock	58,736	$1.15	11/24/2015	11/24/2025
Series A Preferred Stock	26,112	1.15	11/22/2016	11/22/2026
Series B Preferred Stock	38,543	2.76	10/13/2017	10/13/2027
Series C Preferred Stock	108,000	0.94*	1/29/2021	1/29/2031
Series C Preferred Stock	186,667	2.82*	1/20/2022	1/20/2032
Common Stock	533,333	1.51	6/24/2021	6/24/2031
	951,391

*
Upon a change in control transaction, the exercise price of these warrants resets to $0.

In January 2021, the Company entered into a warrant purchase agreement with SQN Venture Income Fund II, LP to issue 108,000 warrants to purchase Series C Preferred Stock in conjunction with entering into the credit facility. The exercise price of Series C warrants is $0.94 per share. The Company concluded that the Series C Preferred Stock warrants are liability classified and shall be measured at fair value at grant date using the BSM option pricing model and subsequently remeasured at each reporting date. The fair market value of the Series C Preferred Stock warrants were recorded to offset the debt discount and amortized to interest expense over the term of the debt using the straight-line amortization method. The fair value at time of issuance and as of March 31, 2022 was $0.2 million and $0.8 million, respectively.
In January 2022, the Company entered into warrant agreements with the various lenders involved under the LSA agreement to issue 186,667 based on the percentage of each tranche borrowing exercisable for the Company’s Series C preferred stock at the lowest of (i) $2.82 per share, (ii) the lowest price per share the Company receives for a share of the Series C preferred stock, and (iii) the lowest price the Company receives for a share of future round of preferred stock. The Company concluded that the common stock warrants are liability classified and shall be measured at fair value at grant date using the BSM option pricing model and subsequently remeasured at each reporting date. The fair value at time of issuance and as of March 31, 2022 was $1.4 million.
The liability-classified warrants are remeasured on a recurring basis, primarily based on observable market data while the related theoretical warrant volatility assumption within the BSM option pricing model represents a Level 3 measurement within the ASC 820 fair value measurement hierarchy. The following table details liability-classified warrant activity, i.e., the fair value of the related liability, for the three months ended March 31, 2022 (in thousands):
(in ‘000s) Fair Value
Warrants outstanding – January 1, 2022	$5,573
Warrants issued	1,377
Change in fair value	(128)
Warrants outstanding – March 31, 2022	$6,822
The change in fair value, net as shown in the table above is recorded as change in fair value of warrants in the statements of operations.
For both warrants issued and revalued during the period, the warrants were valued using a valuation technique which considers the value of the instruments under a SPAC scenario and a no-SPAC scenario, using the following assumptions:
	March 31, 2022	December 31, 2021
Expected term	3.00 years	3.89 – 9.48 years
Expected volatility	45.90%	64.29% – 64.44%
Risk-free interest rate	2.45%	1.12% – 1.52%
Expected dividends	0%	0%
(11)   Stock-Based Compensation
In April 2015, the board of directors adopted the 2015 Equity Incentive Plan (“the Plan”), which was subsequently approved by the Company’s stockholders. The Company initially reserved a total of 1,902,688 shares of common stock for issuance under the Plan. Between August 2015 and March 2022, through multiple amendments approved by the Company’s stockholders, the share reserve was increased to 18,212,681 shares of common stock.
The Plan permits the granting of incentive stock options, non-statutory stock options, and restricted stock to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company’s business. The board of directors, at its sole discretion, shall determine the exercise price but subject to certain terms in the Plan.
Options granted under the Plan expire 10 years from the date of grant. First time grants of incentive stock options and non-statutory options generally vest at a rate of 25% on the first anniversary of the grant date and then ratably monthly over the next three years. Upon termination of employment, any unvested options are automatically returned to the Company. In general, vested options that were not exercised within three months after termination are surrendered back to the Company. These options are added back to the Plan and made available for future grants.
In general, the awards issued by the Company are service based options, however, in July 2020, the Company issued 258,368 performance-based options to the chief financial officer of the Company which vest 100% subject to the occurrence of a qualified transaction within 36 months of its date of grant. Additionally, in March 2021, the Company issued 1,245,641 performance-based options to management employees and board of directors which vest 100% subject to the occurrence of a qualified transaction. In

November 2021, the Company’s board of directors approved to (i) reduce the July 2020 grant achievement period by approximately six months; and (ii) extend the March 2021 grants achievement period by 12 months. As a result of the modifications, the total fair value of these performance-based options increased from $1.4 million to $8.8 million primarily due to the increase in Compan”s common stock fair value.
In March 2022, one of the Company’s executives was terminated and the 330,708 unvested options were modified to include a performance condition. The unvested options will vest upon a change of control within three months of the modification date. As of March 31, 2022, the performance condition is not expected to be met and $2.4 million in stock-based compensation related to the modified options remains unrecognized. The Company recorded $0 compensation expense for these performance-based options for the three months ended March 31, 2022 and 2021 as achievement of the vesting condition was not deemed probable of occurring.
As of March 31, 2022 and December 31, 2021, there were 1,301,513 and 1,050,574 common shares, respectively, available for issuance under the Plan.
A summary of option activity under the Plan is as follows:
	Options outstanding
	Number of shares	Weighted average exercise price per share	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding – January 1, 2022	16,457,475	$1.36	7.96	$104,554
Options exercised	(25,365)	1.16
Options forfeited	(199,689)	1.83
Outstanding – March 31, 2022	16,232,421	$1.35	7.70	$111,818
Vested during the period	578,805	1.11	8.61	20,555
Vested at end of period	8,243,245	0.98	6.35	59,828
Exercisable at the end of the period	8,284,797	0.98	6.35	60,119
Shares expected to vest	6,485,167	1.92	8.98	41,011
Vested and expected to vest	14,397,704	1.40	7.48	98,424
Restricted Stock Awards
There was no activity related to restricted stock during the three months ended March 31, 2022.
Determination of Fair Value
The Company estimates the fair value of share-based compensation for stock options utilizing the BSM option pricing model, which is dependent upon several variables, discussed below. These amounts are estimates and, thus, may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes compensation using the straight-line basis over the requisite service period, which is generally the vesting period of the respective award.
Fair Value of Common Stock:   The fair value of our common stock underlying the stock option awards is determined by the board. Given the absence of a public trading market, the board considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards are approved. These factors included, but are not limited to: (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company’s business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework is used to evaluate the fair value of the underlying shares.

Expected Term:   The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and primarily calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected Volatility:   Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within the Company’s industry that it considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.
Risk-Free-Interest-Rate:   The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with remaining term equivalent to expected term.
Expected Dividend:   The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and, therefore, has estimated the dividend yield to be zero.
There were no new grants during the three months ended March 31, 2022.
Stock-based compensation expense
The following table summarizes stock-based compensation expense and its allocation within the accompanying statements of operations during the three months ended March 31, 2022 and 2021 (in thousands):
	2022	2021
Cost of goods sold	$167	$16
Research and development	225	88
Sales and marketing	185	47
General and administrative	288	193
Total stock-based compensation expense	$865	$344
As of March 31, 2022 there was a total of $9.7 million of unrecognized employee compensation costs excluding unrecognized costs associated with performance-based stock options. Such compensation cost is expected to be recognized over a weighted-average period of approximately 2.67 years.
(12)   Commitments and Contingencies
Operating Leases
The table below presents the operating lease-related assets and liabilities recorded on the condensed balance sheets (in thousands):
	Classifications on the financial statements	March 31, 2022
Operating lease assets	Operating leases – right-of-use asset	$1,112
Operating lease liability, current	Operating lease liability, current	1,145
Operating lease liability, noncurrent	Operating lease liability, noncurrent	249
	Classifications on the financial statements	December 31, 2021
Operating lease assets	Operating leases – right-of-use asset	$1,323
Operating lease liability, current	Operating lease liability, current	1,111
Operating lease liability, noncurrent	Operating lease liability, noncurrent	546
The estimated incremental borrowing rate used to measure the lease liability is 8.95%. Prospectively, future rent expense under ASC 842 is calculated using the same methodology as required under ASC 840 in order to straight line lease expense over the lease term. Rent expense recorded was $0.2 million for the three months ended March 31, 2022 and 2021. Variable lease expenses for the three months ended March 31, 2022 and 2021 were immaterial.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2022 are as follows (in thousands):
As on March 31, 2022
2022 (remaining)	$916
2023	531
2024	29
Total future lease payments	1,476
Less imputed interest	(82)
Total operating lease liability	$1,394
Finance Leases
The table below presents the finance lease-related assets and liabilities recorded on the condensed balance sheets (in thousands):
	Classification on the condensed financial statements	As of March 31, 2022
Finance lease assets	Property and equipment, net	$3,800
Finance lease liability, current	Finance lease, current	1,142
Finance lease liability, noncurrent	Finance lease, noncurrent	1,300
		Three Months Ended March 31, 2022
Depreciation of the leased asset	Cost of revenue	$137
Lease interest expense	Other income (expense), net	121
	Classification on the condensed financial statements	As of December 31, 2021
Finance lease assets	Property and equipment, net	$3,943
Finance lease liability, current	Finance lease, current	1,091
Finance lease liability, noncurrent	Finance lease, noncurrent	1,606
		Three Months Ended March 31, 2021
Depreciation of the leased asset	Cost of revenue	$136
Lease interest expense	Other income (expense), net	163
Future minimum lease payments under finance lease are as follows (in thousands):
As of March 31, 2022
2022 (remaining)	$1,128
2023	1,731
Total future lease payments	2,859
Less: imputed interest	(417)
Total finance lease liability	$2,442
The weighted average remaining lease term for our operating leases and finance leases is 1.3 years and the weighted average discount rate of our operating leases and finance leases is 8.95% and 18.71%, respectively. Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
Operating cash flows paid for operating leases	$299	$292
Financing cash flows paid for finance leases	376	376
(13)   Income Taxes
The Company did not record a provision or benefit for income taxes during the three months ended March 31, 2022 and 2021. The Company continues to maintain a full valuation allowance for its net U.S. federal and state deferred tax assets.
On March 27, 2020, the U.S. federal government enacted the CARES Act, which changed several of the existing U.S. corporate income tax laws by, among other things, increasing the amount of deductible interest, allowing companies to carry back certain Net Operating Losses (“NOLs”), and increasing the amount of NOLs that corporations can use to offset income. The CARES Act did not have a material impact on the Compan”s income tax provision, deferred tax assets and liabilities, and related taxes payable. The Company is currently assessing the future implications of these provisions within the CARES Act on the Compan”s condensed financial statements but does not expect the impact to be material.
(14)   Net Loss Per Share
The Company uses the two-class method to calculate basic net loss per share and apply the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share.
No dividends were declared or paid for the three months ended March 31, 2022 and 2021. Undistributed earnings for each period are allocated to participating securities, including the preferred stock for applicable periods, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there are no contractual obligations for the preferred stockholders to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses.
The table below sets forth the computation of basic and diluted net loss per share (in thousands, except share data and per share amounts):
	Three Months Ended March 31,
	2022	2021
Basic and diluted:
Net loss	$(12,501)	$(5,118)
Weighted-average number of shares of common stock outstanding	10,054,713	9,773,326
Basic and diluted net loss per share	$(1.24)	$(0.52)
Basic and diluted net loss per share attributable to common stockholders is the same for the three months ended March 31, 2022 and 2021 because the inclusion of potential shares of common stock would have been anti-dilutive for the periods presented. The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive:

	As of March 31,
	2022	2021
Shares of common stock issuable upon conversion of redeemable convertible preferred stock	29,520,187	29,520,187
Shares of common stock issuable upon conversion of redeemable convertible preferred stock warrants	418,058	231,391
Shares of common stock issuable from stock options	16,232,421	13,719,606
Shares of common stock issuable from common stock warrants	3,187,913	182,500
Potential common shares excluded from diluted net loss per share	49,358,579	43,653,684
(15)   ACE Merger, Whizz and Compass AC Acquisition and related Financing Arrangements
Amendment Agreements by and among Tempo, ACE, Whizz and Compass Diversified Holdings LLC
On April 11, 2022, ACE, Tempo and Compass Diversified Holdings LLC entered into a letter agreement pursuant to which Compass Diversified Holdings LLC, on behalf of the equity holders of Compass AC, agreed, subject to certain conditions, to defer a portion of the cash consideration payable upon closing of the transactions contemplated by the Advanced Circuits Merger Agreement until the 18-month anniversary of the closing date, provided that, subject to certain limited exceptions, following the completion of each calendar month after the closing but prior to the 18-month anniversary of the Closing, ACE will pay to the equity holders of Compass AC an amount in cash equal to the aggregate net proceeds actually received by ACE or Tempo from all applicable financing transactions consummated during the most recently completed calendar month.
On July 1, 2022, ACE and Tempo entered into the First Amendment to the ACE Merger Agreement (the “Amendment”). As a result of the Amendment, eligible Tempo equityholders will have the right to receive up to 10,000,000 shares of New Tempo in two tranches upon the occurrence of certain triggering events during the five-year period after the closing. A one-time aggregate issuance of 5.0 million New Tempo shares will be made upon achieving $10.0 million in Adjusted EBITDA in a single quarter during the five-year period. A one-time aggregate issuance of the remaining 5.0 million New Tempo shares will be made upon achieving $50.0 million in sales in a single quarter during the five-year period.
On July 1, 2022, Tempo entered into that certain First Amendment to Stock Purchase Agreement with Whizz, the Whizz sellers and the other parties thereto, pursuant to which the parties thereto agreed that in lieu of the previously agreed consideration, the Whizz Sellers will receive aggregate consideration in the amount of $60.75 million from Tempo, composed of $42.0 million in cash and $18.75 million of consideration, in the form of cash, shares of New Tempo common stock or a combination thereof at Tempo’s sole discretion, issuable in three equal tranches on the six-month, 12-month and 18-month anniversaries of the closing date.
On July 1, 2022, ACE, Tempo and the Whizz Sellers also entered into a letter agreement pursuant to which the Whizz Sellers agreed, subject to certain conditions, to defer a portion of the cash consideration payable upon closing of the transactions contemplated by the Whizz Purchase Agreement in an amount equal to $7,500,000, which outstanding amount will accrue interest at a rate of 15.5% per annum, until the 18-month anniversary of the Closing Date, provided that, subject to certain limited exceptions, following the completion of each calendar month after the Closing but prior to the 18-month anniversary of the Closing, ACE will pay to the Whizz Sellers an amount in cash equal to 14.3% of the aggregate net proceeds actually received by ACE or Tempo (after deducting offering expenses) from all applicable financing transactions (including sales of New Tempo common stock made pursuant to the Cantor Purchase Agreement) consummated during the most recently completed calendar month, which payments will reduce the amount of the Whizz Deferred Consideration payable to the Whizz Sellers upon the 18-month anniversary of the Closing.
On July 1, 2022, Tempo, Advanced Circuits, Aspen Merger Sub and Compass Diversified Holdings LLC entered into that certain First Amendment to the Agreement and Plan of Merger, pursuant to which the parties agreed to increase the size of the stock consideration the Advanced Circuits equityholders will receive upon the closing of the Business Combination from $70.0 million in shares of New Tempo common stock to $84.8 million in shares of New Tempo common stock.
On July 1, 2022, ACE, Tempo and Compass Diversified Holdings LLC entered into a letter agreement, which amended and restated the letter agreement dated April 11, 2022 in its entirety, pursuant to which Compass Diversified Holdings LLC, on behalf of the equity holders of Compass AC, agreed, subject to certain conditions, to defer a portion of the cash consideration payable upon closing of the transactions contemplated by the Advanced Circuits Merger Agreement until the 18- month anniversary of the closing date, provided that, subject to certain limited exceptions, following the completion of each calendar month after the Closing but prior to the 18-month anniversary of the Closing, ACE will pay to the equity holders of Compass AC an amount in cash equal to 85.7% of the aggregate net proceeds actually received by ACE or Tempo from all applicable financing transactions.
Convertible Senior Notes
On January 18, 2022, ACE entered into a Subscription Agreement (the “Subscription Agreement”) with the Company, OCM Tempo Holdings, LLC (“OCM”) and Tor Asia Credit Opportunity Master Fund II LP (“Tor”). Pursuant to the Subscription Agreement, OCM, an affiliate of Oaktree Capital Management, L.P., has committed to purchase $175.0 million in aggregate principal amount of ACE’s 15.5% convertible senior notes due 2025 concurrently with the closing (the “Closing”) of the previously announced business combination between ACE and the Company, which is subject to the satisfaction or waiver of the conditions stated in the agreement and Merger Agreement, dated as of October 13, 2021, by and among ACE, the Company and the Merger Sub., and other customary closing conditions. The Subscription Agreement also provides for the purchase of $25.0 million in aggregate principal amount of ACE’s 15.5% convertible senior notes due 2025 concurrently with the Closing by Tor, an investment partner of ACE. With the signing of the Subscription Agreement, the previously announced agreement allowing for investment in ACE’s 12% convertible senior notes due 2025 by an affiliate of ACE’s sponsor, ACE Convergence Acquisition LLC was terminated.
Convertible Junior Notes
In March 2022, the Company and ACE entered into a Securities Purchase Agreement with ACE SO3, pursuant to which ACE SO3 agreed to purchase an unsecured subordinated convertible note in an aggregate principal amount of $20.0 million (the “ACE Convertible Note”) from New Tempo in connection with the closing of the business combination. The ACE Convertible Note will bear interest at a rate of 18% per annum, payable in kind by increasing the outstanding principal amount of the ACE Convertible Note. Upon the earlier to occur of the conversion or payment in full of the principal amount hereof and all accrued but unpaid interest hereunder and the maturity date, New Tempo will pay to the holder of the ACE Convertible an amount equal 5% of the initial principal amount thereof.
On July 1, 2022, ACE and ACE SO3 entered into a termination agreement, pursuant to which the ACE Securities Purchase Agreement was terminated in its entirety in accordance with its terms.
Cantor Share Purchase Agreement
In March 2022, the Company and ACE entered into the Cantor Purchase Agreement with CF Principal relating to a committed equity facility (the “Facility”). Pursuant to the Cantor Purchase Agreement, New Tempo will have the right from time to time at its option following closing of the merger to sell to CF Principal up to $100.0 million of New Tempo common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, New Tempo will issue to Cantor a number of shares of New Tempo common stock equal to the quotient of $3,500,000 divided by the fair market value of a share of New Tempo common stock on the earlier of (i) the trading day immediately prior to the filing of a resale registration statement with respect to the shares of New Tempo common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to New Tempo with respect to such commitment fee.

(16)   Subsequent Events
The Company has evaluated subsequent events for recognition and remeasurement purposes from March 31, 2022 through July 1, 2022, which is the date the condensed financial statements were available to be issued and for disclosure purposes, through August 12, 2022. The Company has determined that there are no subsequent events requiring disclosure in the condensed financial statements, other than as described in Note 15 and below:
Bridge Note
On July 1, 2022, the Company entered into the Bridge Note with ACE and AEPI due on September 30, 2022, pursuant to which AEPI agreed to loan to Tempo up to an aggregate principal amount of $5.0 million, $2.5 million of which was advanced to Tempo prior to the date of the Bridge Note.
The Bridge Note has an interest rate of 12% per annum, payable in-kind by increasing the outstanding principal amount of the Bridge Note. Interest shall be deemed to have commenced on May 19, 2022. The Bridge Note replaced a May 2022 loan on substantially the same terms in its entirety.
Loan and Security Agreement
On May 1, 2022, the Company was in breach of its covenants under the LSA.
Convertible Senior Notes
On July 30, 2022, Tor Asia’s and OCM’s subscription was terminated in its entirety.
Convertible Senior Notes
On July 1, 2022, ACE and ACE SO3 entered into a termination agreement, pursuant to which the ACE Securities Purchase Agreement was terminated in its entirety in accordance with its terms.
Compass AC Agreement
On July 28, 2022, Advanced Circuits delivered notice to Tempo that Advanced Circuits was terminating the Agreement and Plan of Merger, dated as of October 13, 2021, by and among Tempo, Advanced Circuits and the other parties thereto in accordance with its terms.
Whizz Agreement
On August 11, 2022, Tempo and Whizz entered into a mutual termination agreement, pursuant to which the stock purchase agreement with Whizz and the other parties thereto was terminated in its entirety.

Annex A
AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
by and among
ACE CONVERGENCE ACQUISITION CORP.,
ACE CONVERGENCE SUBSIDIARY CORP.,
and
TEMPO AUTOMATION, INC.
dated as of August 12, 2022

A-i

 (continued)

A-ii

 (continued)

A-iii

 (continued)

A-iv

AGREEMENT AND PLAN OF MERGER
This Amended and Restated Agreement and Plan of Merger (this “Agreement”), dated as of August 12, 2022 (the “Amendment Date”), is made and entered into by and among ACE Convergence Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), ACE Convergence Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Tempo Automation, Inc., a Delaware corporation (the “Company”). Unless otherwise set forth herein, “as of the date of this Agreement,” “as of the date hereof” and phrases of similar meaning shall be deemed to mean “as of the Original Merger Agreement Date” (as defined below).
RECITALS
WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, Acquiror, Merger Sub and the Company previously entered into that certain Agreement and Plan of Merger, dated as of October 13, 2021 (the “Original Merger Agreement Date”), as amended on July 1, 2022 (as amended, the “Original Merger Agreement”);
WHEREAS, the Company previously entered into certain definitive agreements with each of Whizz Systems, Inc., a Delaware corporation (“Whizz” and such agreement the “Whizz Agreement”), and Compass AC Holdings, Inc., a Delaware corporation (“Compass AC” and such agreement the “Compass AC Agreement”), pursuant to which, and on the terms and subject to the conditions of which, the Company agreed to acquire all of the outstanding shares of capital stock of each of Whizz and Compass AC, such acquisitions to be consummated immediately following the Closing (as defined below);
WHEREAS, on July 28, 2022, the Compass AC Agreement was terminated in accordance with its terms;
WHEREAS, on August 11, 2022, the Whizz Agreement was terminated by mutual agreement of the parties thereto;
WHEREAS, as a result of the termination of each of the Compass AC Agreement and the Whizz Agreement and other matters described herein, the parties hereto now desire to amend and restate the Original Merger Agreement as set forth herein;
WHEREAS, prior to the Effective Time (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Cayman Islands Companies Act (as amended) (the “Domestication”);
WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in the forms attached hereto as Exhibits A and B, respectively, with such changes as may be agreed in writing by Acquiror and the Company);
WHEREAS, in connection with the Domestication, (i) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Common Stock”); (ii) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding warrant of Acquiror (“Cayman Acquiror Warrant”) shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement; and (iv) each then issued and outstanding unit of Acquiror (the “Cayman Acquiror Units”) shall be cancelled and will entitle the holder thereof to one share of Domesticated Acquiror Common Stock and one-half of one Domesticated Acquiror Warrant;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (x) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”) and (y) Acquiror will change its name to “Tempo Automation Holdings, Inc.”;
WHEREAS, prior to or as of the Effective Time, (i) each share of Company Preferred Stock (as defined below) will be converted into one share of Company Common Stock (as defined below) (the “Company Preferred Conversion”); and (ii) all Company Financing Agreements (as defined below) will be terminated.
WHEREAS, upon the Effective Time, and following the Company Preferred Conversion, all shares of Company Capital Stock (as defined below) and Company Options (as defined below) will be converted into the right to receive (in the case of the Company Options, as part of the assumption thereof as contemplated herein and subject to their respective terms) the Aggregate Merger Consideration (as defined below), including, as applicable, a number of Company Earnout Shares (as defined below), as set forth in this Agreement;
WHEREAS, each of the parties intends that, for United States federal and applicable state and local income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3;
WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by the Company’s stockholders;
WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into the Original Merger Agreement, simultaneously with the execution and delivery of the Original Merger Agreement, the Requisite Company Stockholders (as defined below) each executed and delivered to Acquiror a Company Holders Support Agreement (as defined below) pursuant to which the Requisite Company Stockholders agreed, among other things, to vote (whether pursuant to a duly convened meeting of the stockholders of the Company or pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, upon the effectiveness of the Registration Statement, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, the Board of Directors of Acquiror has (i) determined that it is advisable for Acquiror to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the shareholders of Acquiror (as defined below);
WHEREAS, Acquiror, as sole shareholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock (as defined below) redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below);
WHEREAS, as a condition and inducement to the Company’s willingness to enter into the Original Merger Agreement, simultaneously with the execution and delivery of the Original Merger Agreement, ACE Convergence Acquisition LLC, a Delaware limited liability company (the “Sponsor”), and certain other transferees of the Acquiror Class B Common Stock held by the Sponsor, executed and delivered to the Company that certain Sponsor Support Agreement, dated as of October 13, 2021 and as amended on July 6, 2022 and August 12, 2022 (as may be further amended or modified from time to time, the “Sponsor

Support Agreement”), pursuant to which the Sponsor and such other parties have agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, on or prior to the Closing, Acquiror intends to enter into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors will agree to purchase from Acquiror shares of Domesticated Acquiror Common Stock for $5,500,000 in aggregate gross proceeds to Acquiror, such purchases to be consummated prior to or substantially concurrently with the Closing;
WHEREAS, from time to time following the date hereof and prior to the Closing, Acquiror may enter into additional Subscription Agreements with PIPE Investors pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors will agree to purchase from Acquiror shares of Domesticated Acquiror Common Stock or convertible debt securities of Acquiror, such purchases to be consummated prior to or substantially concurrently with the Closing;
WHEREAS, at the Closing, Acquiror, the Sponsor, the other parties listed in Schedule I to the Sponsor Support Agreement, the Major Company Stockholders (as defined below), the other parties listed on Schedule I to the Lock-Up Agreement (as defined below) and certain of their respective Affiliates, as applicable, shall enter into (i) an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing, and (ii) a Lock-Up Agreement (the “Lock-Up Agreement”) substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing; and
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1.   Definitions.   As used herein, the following terms shall have the following meanings:
“ACE Group” has the meaning specified in Section 11.18(a).
“Acquiror” has the meaning specified in the Preamble hereto.
“Acquiror Benefit Plan” has the meaning specified in Section 5.17.
“Acquiror Class A Common Stock” means prior to the Domestication, Class A ordinary shares, par value $0.0001 per share, of Acquiror.
“Acquiror Class B Common Stock” means prior to the Domestication, Class B ordinary shares, par value $0.0001 per share, of Acquiror.
“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) from and following the Domestication, Domesticated Acquiror Common Stock.
“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.
“Acquiror Cure Period” has the meaning specified in Section 10.1(g).
“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.
“Acquiror Extension Meeting” has the meaning specified in Section 8.4(d).
“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Fundamental Representations” means the representations and warranties made pursuant to Section 5.1 (Company Organization), Section 5.2 (Due Authorization), Section 5.12 (Capitalization of Acquiror) and Section 5.13 (Brokers’ Fees).
“Acquiror Indemnified Parties” has the meaning specified in Section 7.8(a).
“Acquiror Option” has the meaning specified in Section 3.3(a).
“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.
“Acquiror Sale” means the occurrence of any of the following events (which, for the avoidance of doubt, shall not include the transactions contemplated hereby): (a) any Person, or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provision thereto, is or becomes the beneficial owner, directly or indirectly, of securities of Acquiror representing more than fifty percent (50%) of the combined voting power of Acquiror’s then outstanding voting securities; (b) the consummation of a merger or consolidation of Acquiror with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the members of the board of directors of Acquiror immediately prior to such merger or consolidation do not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of Acquiror immediately prior to such merger or consolidation do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or (c) the shareholders of Acquiror approve a plan of complete liquidation or dissolution of Acquiror or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, other than such sale or other disposition by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of Acquiror in substantially the same proportions as their ownership of Acquiror immediately prior to such sale.
“Acquiror SEC Filings” has the meaning specified in Section 5.5.
“Acquiror Securities” has the meaning specified in Section 5.12(a).
“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock (or Domesticated Acquiror Common Stock received in exchange thereof, as applicable) held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.
“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.
“Acquiror Shareholder Approval” means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding shares of Acquiror Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), and (J), of Section 8.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding shares of Acquiror Common Stock entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Effective Time.
“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).
“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.
“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby, equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.
“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding, litigation or investigation, by or before any Governmental Authority.
“Adjusted EBITDA” means net income (loss) of Acquiror and its Subsidiaries, on a consolidated basis, adjusted to exclude the effects of stock-based compensation expense, total other income (expense) including fair value change of warrant liabilities and forgiveness of Paycheck Protection Program loan, net and provision for income taxes, depreciation and amortization of intangibles (including purchase intangibles), transaction related costs associated with this Agreement, and other one-time or non-recurring charges.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vi).
“Aggregate Fully Diluted Company Common Stock” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Conversion) or (ii) issuable upon, or subject to, the settlement or exercise, as applicable, of Company Options (whether or not then vested or exercisable) or Company Warrants that are issued and outstanding immediately prior to the Effective Time calculated using the treasury stock method of accounting, minus (b) the Treasury Shares outstanding immediately prior to the Effective Time.
“Aggregate Merger Consideration” means a number of shares of Domesticated Acquiror Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.
“Agreement” has the meaning specified in the Preamble hereto.
“Agreement End Date” has the meaning specified in Section 10.1(e).
“Ancillary Agreements” has the meaning specified in Section 11.10.
“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act

2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).
“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or any other antitrust or competition Law authorities of any jurisdiction (whether United States, foreign or multinational).
“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby pursuant to any antitrust or competition Law, or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition pursuant to any antitrust or competition Law.
“Audited Financial Statements” has the meaning specified in Section 4.8(a).
“Available Acquiror Cash” has the meaning specified in Section 7.2(a).
“Available Cash Amount” means cash and cash equivalents of the Company as of the Closing Date, as estimated in good faith by the Company two (2) Business Days prior to the Closing Date and set forth on the Closing Statement.
“Available Credit Amount” means the aggregate amount of funds available to be drawn under the Loan and Security Agreement, as estimated in good faith by the Company two (2) Business Days prior to the Closing Date and set forth on the Closing Statement.
“Base Purchase Price” means $235,000,000.
“Business Combination” has the meaning specified in Article 1 of Acquiror’s Governing Documents as in effect on the date hereof.
“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.
“CARES Act” has the meaning specified in Section 4.15(n).
“Cayman Acquiror Unit” has the meaning specified in the Recitals hereto.
“Cayman Acquiror Warrant” has the meaning specified in the Recitals hereto.
“Cayman Registrar” means the Cayman Registrar under the Cayman Islands Companies Act (as amended).
“Closing” has the meaning specified in Section 2.3(a).
“Closing Date” has the meaning specified in Section 2.3(a).
“Closing Statement” has the meaning specified in Section 2.8.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning specified in the Preamble hereto.
“Company Award Shares” means a whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common

Stock subject to each of the outstanding Company Options in the aggregate as of immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration.
“Company Benefit Plan” has the meaning specified in Section 4.13(a).
“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.
“Company Common Stock” means the shares of common stock, par value $0.001 per share, of the Company.
“Company Cure Period” has the meaning specified in Section 10.1(e).
“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.
“Company Earnout Shares” has the meaning specified in Section 3.4(a).
“Company Financing Agreements” means the Amended and Restated Investors’ Rights Agreement, dated as of April 11, 2019, by and among the Company and the parties listed thereto, the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of April 11, 2019, by and among the Company and the parties listed thereto and the Amended and Restated Voting Agreement, dated April 11, 2019, by and among the Company and the parties listed thereto.
“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).
“Company Holders Support Agreement” means that certain Support Agreement, dated as of October 13, 2021, by and among each of the Requisite Company Stockholders, Acquiror and the Company, as amended or modified from time to time.
“Company Incentive Plan” means the Company’s 2015 Equity Incentive Plan, as amended from time to time.
“Company Indemnified Parties” has the meaning specified in Section 7.8(a).
“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (i) any matter set forth on the Company Disclosure Letter, (j) any Events to the extent actually known by those individuals set forth on Section 1.3 of the Acquiror Disclosure Letter prior to the date hereof, or (k) any action taken by, or at the request of, Acquiror or Merger Sub or taken or not taken by the Company as required by this Agreement; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the electronics manufacturing industry generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.
“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Incentive Plan.
“Company Preferred Conversion” has the meaning specified in the Recitals hereto.
“Company Preferred Stock” means the Company’s Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock, each as described in the Company’s Governing Documents in effect on the date hereof.
“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).
“Company Stockholder Approvals” means the approval of this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Capital Stock voting as a single class and on an as-converted basis and (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Preferred Stock, voting as a single class and on an as-converted basis, in each case, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.
“Company Warrants” means, collectively, each warrant to purchase all or any portion of a share of Company Common Stock or Company Preferred Stock.
“Compass AC” has the meaning specified in the Recitals hereto.
“Compass AC Agreement” has the meaning specified in the Recitals hereto.
“Confidentiality Agreement” has the meaning specified in Section 11.10.
“Constituent Corporations” has the meaning specified in Section 2.1(a).
“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.
“D&O Indemnified Parties” has the meaning specified in Section 7.8(a).
“DGCL” has the meaning specified in the Recitals hereto.
“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.
“Dissenting Shares” has the meaning specified in Section 3.6.
“Dollars” or “$” means lawful money of the United States.
“Domesticated Acquiror Common Stock” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.
“Domestication” has the meaning specified in the Recitals hereto.

“Earnout Equityholder” means any holder of Company Capital Stock or Company Options as of immediately prior to the Effective Time.
“Earnout Exchange Ratio” means the quotient of (i) seven million (7,000,000) divided by (ii) the Aggregate Fully Diluted Company Common Stock.
“Earnout Period” means the period beginning on the Closing Date following the Effective Time and ending on the date that is five (5) years after the Closing Date.
“Earnout Pro Rata Share” means, with respect to each Earnout Equityholder, a percentage equal to the quotient of (i) the sum of (x) the aggregate number of shares of Company Capital Stock that are held by such Earnout Equityholder immediately prior to the Effective Time plus (y) the aggregate number of shares of Company Capital Stock subject to Company Options that are that are held by such Earnout Equityholder immediately prior to the Effective Time; divided by (ii) the sum of (x) the aggregate number of shares of Company Capital Stock that are held by all Earnout Equityholders immediately prior to the Effective Time plus (y) the aggregate number of shares of Company Capital Stock subject to Company Options that are held by all Earnout Equityholders immediately prior to the Effective Time.
“Effective Time” has the meaning specified in Section 2.3(b).
“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).
“Equity Incentive Plan” has the meaning specified in Section 7.1(a).
“ERISA” has the meaning specified in Section 4.13(a).
“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning specified in Section 3.2(a).
“Extension Approval End Date” has the meaning specified in Section 8.4(a).
“Extension Proposals” has the meaning specified in Section 8.4(a).
“Extension Proxy Statement” has the meaning specified in Section 8.4(a).
“Financial Statements” has the meaning specified in Section 4.8(a).
“Fully Diluted Acquiror Common Stock” has the meaning specified in Section 7.1(a).
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign or multinational government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, legislature, court or tribunal.
“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earnouts” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.
“Intellectual Property” means any rights in or to any intellectual property, throughout the world, including all U.S. and foreign: (i) issued patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright; (iv) proprietary rights in software (whether in source code, object code, or other form), databases, algorithms, compilations and collections of data, and in all documentation, including user manuals and other training materials, related to any of the foregoing; (v) trade secrets, know-how, processes and other proprietary rights; and (vi) all applications and registrations for the foregoing.
“Intended Tax Treatment” has the meaning specified in the Recitals hereto.
“Interim Period” has the meaning specified in Section 6.1.
“International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including, but not limited to, the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IRS” means Internal Revenue Service.
“IT Systems” has the meaning specified in Section 4.21(f)

“JOBS Act” has the meaning specified in Section 5.6(a).
“L&W” has the meaning specified in Section 11.18(b).
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.
“Legal Proceedings” has the meaning specified in Section 4.10.
“Letter of Transmittal” has the meaning specified in Section 3.2(b).
“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.
“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.
“Loan and Security Agreement” means that certain Loan and Security Agreement, dated as of October 13, 2021, by and among Structural Capital Investments III, LP, Series Structural DCO II, a series of Structural Capital DCO, LLC, SQN Tempo Automation, LLC (“SQNTA”), SQN Venture Income Fund II, LP, Ocean II PLO LLC and the Company.
“Lock-Up Agreement” has the meaning specified in the Recitals.
“Major Company Stockholder” means the parties listed on Schedule I of the Company Holders Support Agreement.
“Merger” has the meaning specified in the Recitals hereto.
“Merger Certificate” has the meaning specified in Section 2.1(a).
“Merger Sub” has the meaning specified in the Preamble hereto.
“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.
“Minimum Available Acquiror Cash Amount” has the meaning specified in Section 7.2(a).
“Modification in Recommendation” has the meaning specified in Section 8.2(b).
“Multiemployer Plan” has the meaning specified in Section 4.13(c).
“Nasdaq” has the meaning specified in Section 5.6(c).
“Net Merger Consideration” means a number of shares of Domesticated Acquiror Common Stock equal to the remainder of (a) the Aggregate Merger Consideration minus (b) seven million (7,000,000) shares of Domesticated Acquiror Common Stock minus (c) the Company Award Shares.
“Offer Documents” has the meaning specified in Section 8.2(a)(i).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license (including, for the avoidance of doubt, the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Affero General Public License, the Eclipse Public License and all Creative Commons “sharealike” licenses).
“Open Source Obligations” means any obligations that software owned by the Company or any of its Subsidiaries (i) be made available or distributed in source code form, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow such software or portions thereof to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee.
“Open Source Software” means any software subject to an Open Source License.
“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.
“Per Share Merger Consideration” means the quotient of (a) the remainder of (i) the Aggregate Merger Consideration minus (ii) seven million (7,000,000) shares of Domesticated Acquiror Common Stock, divided by (b) the Aggregate Fully Diluted Company Common Stock.
“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and delinquent or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Owned Real Property or Leased Real Property, (iv) non-exclusive licenses of Intellectual Property, (v) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (vi) restrictions on transfer arising under applicable securities Laws and (vii) other Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Information” means any information defined as “personal data,” “personally identifiable information,” “personal information” or similar term under any applicable Law.
“PIPE Investment” means, as applicable, (a) the purchase of shares of Domesticated Acquiror Common Stock and (b) the purchase of convertible debt securities of the Company, in either case, pursuant to the Subscription Agreements.
“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with Closing for the securities purchased in the PIPE Investment.
“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.
“Privacy Laws” has the meaning specified in Section 4.22(a).
“Privacy Obligations” has the meaning specified in Section 4.22(a).
“Prospectus” has the meaning specified in Section 11.1.
“Proxy Statement” has the meaning specified in Section 8.2(a)(i).
“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).
“Real Property Leases” has the meaning specified in Section 4.20(b)(ii).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.
“Registration Statement” means the Registration Statement on Form S-4 (File No. 333-261055) initially filed with the SEC on November 12, 2021, and including any pre-effective or post-effective amendments or supplements thereto filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.
“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).
“Requisite Company Stockholders” means the holders of (i) at least fifty-one percent (51%) of the then outstanding shares of Company Capital Stock, voting together as a single class, and (ii) at least fifty-one percent (51%) of the then outstanding shares of Company Preferred Stock, voting together as a single class.
“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).
“Sanctioned Person” means any Person subject to sanctions, including (i) any Person identified in any sanctions-related list of Persons maintained by (a) the United States (including Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce’s Bureau of Industry and Security, or the United States Department of State), (b) Her Majesty’s Treasury of the United Kingdom, (c) any committee of the United Nations Security Council, (d) the European Union, or (e) any other jurisdiction where the Company or any of its Subsidiaries conduct business; (ii) any Person located, organized, or resident in, or a Governmental Authority of, any Sanctioned Country; and (iii) any Person directly or indirectly owned 50% or more or otherwise controlled by individually or in the aggregate, or acting for the benefit or on behalf of, one or more Persons described in clauses (i) or (ii).
“Sanctions Laws” means any trade, economic and financial sanctions Laws and embargoes administered, enacted or enforced from time to time by (a) the United States (including Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce’s Bureau of Industry and Security, or the United States Department of State), (b) Her Majesty’s Treasury of the United Kingdom, (c) any committee of the United Nations Security Council, (d) the European Union, or (e) any other jurisdiction where the Company or any of its Subsidiaries conduct business.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Series A-1 Preferred Stock” has the meaning specified in Section 4.6(a).
“Series A-2 Preferred Stock” has the meaning specified in Section 4.6(a).
“Series A Preferred Stock” has the meaning specified in Section 4.6(a).
“Series B Preferred Stock” has the meaning specified in Section 4.6(a).
“Series C-1 Preferred Stock” has the meaning specified in Section 4.6(a).
“Series C Preferred Stock” has the meaning specified in Section 4.6(a).
“Signing Subscription Agreements” has the meaning specified in Section 5.12(e).
“Skadden” has the meaning specified in Section 11.18(a).
“Sponsor” has the meaning specified in the Recitals.
“Sponsor Support Agreement” has the meaning specified in the Recitals.
“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated, whether entered into prior to or after the date hereof.
“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.1(b).
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.
“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.
“Tempo Group” has the meaning specified in Section 11.18(b).
“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).
“Terminating Company Breach” has the meaning specified in Section 10.1(e).
“Title IV Plan” has the meaning specified in Section 4.13(c).
“Top Customers” has the meaning specified in Section 4.28(a).
“Top Vendors” has the meaning specified in Section 4.28(c).
“Trade Approvals” has the meaning specified in Section 4.26(a).
“Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), (iii) any and all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby, and (iv) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement; provided, however, that Transaction Expenses shall not include Taxes.
“Transaction Proposals” has the meaning specified in Section 8.2(b).
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
“Treasury Share” has the meaning specified in Section 3.1(a).
“Triggering Event” means Triggering Event I or Triggering Event II, as applicable.
“Triggering Event I” means the first date after the Closing Date, but within the Earnout Period, on which Acquiror has achieved $15 million or greater in sales revenue (calculated in accordance with GAAP) during the most recently completed fiscal quarter.

“Triggering Event II” means the first date after the Closing Date, but within the Earnout Period, on which Acquiror has achieved $5 million or greater in Adjusted EBITDA during the most recently completed fiscal quarter.
“Trust Account” has the meaning specified in Section 11.1.
“Trust Agreement” has the meaning specified in Section 5.8.
“Trust Amount” has the meaning specified in Section 7.2(a).
“Trustee” has the meaning specified in Section 5.8.
“Unaudited Financial Statements” has the meaning specified in Section 4.8(a).
“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(c).
“Warrant Agreement” means the Warrant Agreement, dated as of July 27, 2020, between Acquiror and Continental Stock Transfer & Trust Company.
“Whizz” has the meaning specified in the Recitals.
“Whizz Agreement” has the meaning specified in the Recitals.
“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.
“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.
“Written Consent” has the meaning specified in Section 8.2(c).
Section 1.2.   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(d)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(e)   The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable); provided that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included in Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.
Section 1.3.   Knowledge.   As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.
ARTICLE II
THE MERGER; CLOSING
Section 2.1.   The Merger.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, and following the Domestication, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.
(b)   Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.
(c)   Notwithstanding the foregoing, if Acquiror or the Company determine in good faith that the Merger is not likely to qualify as a reorganization within the meaning of Section 368 of the Code, the Parties shall work together in good faith to structure the Merger in a manner that would so qualify, including by reversing the direction of the Merger or structuring the Merger as a two-step integrated transaction within the meaning of Revenue Ruling 2001-46, 2001-2 C.B. 32.
Section 2.2.   Effects of the Merger.   At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.
Section 2.3.   Closing; Effective Time.
(a)   In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 1400, Palo Alto, CA 94301, at 7:00 a.m. (local time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the

Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
(b)   Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).
(c)   For the avoidance of doubt, the Closing and the Effective Time shall occur after the completion of the Domestication and the Company Preferred Conversion.
Section 2.4.   Closing Deliverables.
(a)   At the Closing, the Company will deliver or cause to be delivered:
(i)   to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;
(ii)   to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;
(iii)   to Acquiror, the Registration Rights Agreement and each Lock-Up Agreement, duly executed by each of the Major Company Stockholders; and
(iv)   to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(b)   At the Closing, Acquiror will deliver or cause to be delivered:
(i)   to the Exchange Agent, the Net Merger Consideration for further distribution to the Company’s stockholders pursuant to Section 3.2;
(ii)   to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;
(iii)   to the Company, the Registration Rights Agreement and each Lock-Up Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor and each of the other parties listed on Schedule I of the Sponsor Support Agreement; and
(iv)   to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time.
(c)   On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued transaction expenses of Acquiror and those incurred, accrued, paid or payable by Acquiror’s Affiliates on Acquiror’s behalf (which shall include any and all outstanding amounts under any Working Capital Loans) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Transaction Expenses (“Unpaid Transaction Expenses”) as set forth on the Closing Statement; provided that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.
Section 2.5.   Governing Documents.
(a)   The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time, which shall be in the forms mutually agreed by Acquiror and the Company, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.
(b)   The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in substantially the forms attached as Exhibits A and B hereto, respectively, upon effectiveness of the Domestication), shall be the certificate of incorporation and bylaws, respectively, of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.
Section 2.6.   Directors and Officers.
(a)   The (i) officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) directors of the Company as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.
(b)   The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.
Section 2.7.   Tax Free Reorganization Matters.   Each party intends that (i) the Merger will qualify for the Intended Tax Treatment and (ii) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354, 361 and the 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3. Each of Acquiror, Merger Sub, and the Company shall cooperate and use its respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and none of Acquiror, Merger Sub or the Company has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would be reasonably expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. The Merger shall be reported by the parties to this Agreement for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.
Section 2.8.   Closing Calculations.   No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a statement (the “Closing Statement”) setting forth the Company’s good faith estimate of: (a) the Unpaid Transaction Expenses, (b) the Available Cash Amount and (c) the Available Credit Amount, together with (i) instructions that list the applicable bank accounts designated to facilitate payment by Acquiror of the Unpaid Transaction Expenses, and (ii) reasonable supporting documentation used by the Company in calculating such amounts, including with respect to the Unpaid Transaction Expenses, invoices or similar documentation accounting for such costs. Acquiror and its representatives shall have a reasonable opportunity to review and discuss with the Company and its representatives the documentation provided in connection with the delivery of the Closing Statement. The Company and its Subsidiaries and their respective employees and representatives shall reasonably assist Acquiror and its representatives in its review of such documentation and shall consider in good faith Acquiror’s comments to the Closing Statement, and if any adjustments are made to the Closing Statement prior to the Closing, such adjusted Closing Statement shall thereafter become the Closing Statement for purposes of this Agreement.

ARTICLE III
EFFECTS OF THE MERGER ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS
Section 3.1.   Conversion of Securities.
(a)   At the Effective Time (after giving effect to the Company Preferred Conversion), by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (iii) any shares of Company Common Stock held by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL), shall be canceled and converted into the right to receive the Per Share Merger Consideration and a number of Company Earnout Shares (in accordance with such Person’s Earnout Pro Rata Share) in accordance with Section 3.4.
(b)   At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock shall be converted into a share of common stock, par value $0.0001 per share, of the Surviving Corporation.
(c)   Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger.
Section 3.2.   Exchange Procedures.
(a)   Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Net Merger Consideration to the Company’s stockholders. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent a number of shares of Acquiror Common Stock equal to the Net Merger Consideration.
(b)   Reasonably promptly after the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the Effective Time, whose Company Common Stock was converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).
(c)   Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.
(d)   Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate

Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
Section 3.3.   Treatment of Company Options.
(a)   As of the Effective Time, each Company Option that is then outstanding shall be converted into (i) the right to receive a number of Earnout Shares in accordance with Section 3.4 and (ii) an option to purchase shares of Domesticated Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to the corresponding Company Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”), except that (a) such Acquiror Option shall relate to that whole number of shares of Domesticated Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time, multiplied by the Per Share Merger Consideration, and (b) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Per Share Merger Consideration (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. As of the Effective Time, all Company Options shall no longer be outstanding and each holder of an Acquiror Option will cease to have any rights with respect to such Company Options.
(b)   The Company shall take all necessary actions to effect the treatment of Company Options pursuant to Section 3.3(a) in accordance with the Company Incentive Plan and the applicable award agreements and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable registration statement, including (without limitation) a registration statement on Form S-3) of Acquiror.
Section 3.4.   Earnout.
(a)   Following the Closing, promptly (but in any event within ten (10) Business Days) after the occurrence of a Triggering Event, Acquiror shall issue or cause to be issued to the Earnout Equityholders (in accordance with their respective Earnout Pro Rata Shares) the following shares of Domesticated Acquiror Common Stock, as applicable (which shall be equitably adjusted on account of any subdivision, stock split, reverse stock split, stock dividend, combination, reclassification or similar equity restructuring transaction or any changes in the Domesticated Acquiror Common Stock as a result of a merger, consolidation, reorganization, recapitalization, business combination or similar transaction involving Acquiror) (as so adjusted, the “Company Earnout Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other agreements contemplated hereby:
(i)   upon the occurrence of Triggering Event I, a one-time aggregate issuance of three million five hundred thousand (3,500,000) Company Earnout Shares; and
(ii)   upon the occurrence of Triggering Event II, a one-time aggregate issuance of three million five hundred thousand (3,500,000) Company Earnout Shares.
(b)   For the avoidance of doubt, the Earnout Equityholders shall be entitled to receive Company Earnout Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Earnout Equityholders be entitled to receive more than seven million (7,000,000) Company Earnout Shares in the aggregate (which shall be equitably adjusted on account of any subdivision, stock split, reverse stock split, stock dividend, combination, reclassification or similar equity restructuring transaction or any changes in the

Domesticated Acquiror Common Stock as a result of a merger, consolidation, reorganization, recapitalization, business combination or similar transaction involving Acquiror); provided, further, that Triggering Event I and Triggering Event II may be achieved at the same time or on overlapping trading days.
(c)   Notwithstanding anything in this Agreement to the contrary, any Company Earn-Out Shares issuable under this Section 3.4 to any Earnout Equityholder in respect of Company Options held by such Earnout Equityholder as of immediately prior to the Effective Time shall be issued to such Earnout Equityholder only if such Earnout Equityholder continues to provide services (whether as an employee, director or individual independent contractor) to Acquiror or one of its Subsidiaries through the date of the occurrence of the corresponding Triggering Event that causes such Company Earn-Out Shares to become issuable. Any Company Earn-Out Shares that are forfeited pursuant to the preceding sentence shall be reallocated to the other Earnout Equityholders who remain entitled to receive Earn-Out Shares in accordance with their respective Earnout Pro Rata Shares.
(d)   At all times during the Earnout Period, Acquiror shall reserve for issuance a sufficient number of shares of unissued Domesticated Acquiror Common Stock to permit Acquiror to satisfy its issuance obligations set forth in this Section 3.4 and shall take all actions required to increase the authorized number of Domesticated Acquiror Common Stock if at any time there shall be insufficient unissued Domesticated Acquiror Common Stock to permit such reservation.
(e)   Notwithstanding anything to the contrary contained herein, no fraction of a Company Earnout Share will be issued by virtue of any Triggering Event, and each Person who would otherwise be entitled to a fraction of a Company Earnout Share (after aggregating all fractional Company Earnout Shares that otherwise would be received by such holder in connection with the occurrence of such Triggering Event) shall instead have the number of Company Earnout Shares issued to such Person rounded down to the nearest whole Company Earnout Share.
(f)   If, during the Earnout Period, there is an Acquiror Sale that will result in the holders of Domesticated Acquiror Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Domesticated Acquiror Common Stock, as determined in good faith by the Board of Directors of Acquiror) equal to or in excess of $12.50, then immediately prior to the consummation of such Acquiror Sale (a) if such share price is equal to or in excess of $12.50 but less than $15.00, then Triggering Event I shall be deemed to have occurred and (ii) if such per share price is equal to or in excess of $15.00, then each of Triggering Event I and Triggering Event II shall be deemed to have occurred and (b) Acquiror shall issue the applicable Company Earnout Shares to the Earnout Equityholders (in accordance with their respective Earnout Pro Rata Share), and the Earnout Equityholders shall be eligible to participate in such Acquiror Sale. If, during the Earnout Period, there is an Acquiror Sale that will result in the holders of Domesticated Acquiror Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such Domesticated Acquiror Common Stock, as determined in good faith by the Board of Directors of Acquiror) that is less than $12.50, then this Section 3.4 shall terminate and no Company Earnout Shares shall be issuable hereunder with respect to such Triggering Event(s) in connection with or following completion of the Acquiror Sale.
Section 3.5.   Withholding.   Notwithstanding any other provision to this Agreement, Acquiror, Merger Sub, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes as are required to be deducted and withheld from such amounts under the Code or any other applicable Law. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) to the extent duly remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 3.6.   Dissenting Shares.   Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the

“Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration (including, for the avoidance of doubt, any Company Earnout Shares in accordance with Section 3.4), but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Merger Consideration in accordance with Section 3.1 (including, for the avoidance of doubt, the right to receive such Person’s Earnout Pro Rata Share of the Company Earn Out Shares in accordance with Section 3.4) without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), in each case, the Company represents and warrants to Acquiror and Merger Sub as follows:
Section 4.1.   Company Organization.   The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.2.   Subsidiaries.   A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their respective jurisdiction of incorporation or organization and have the requisite power and authority to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to its and the Company’s business, taken as a whole.
Section 4.3.   Due Authorization.
(a)   Other than the Company Stockholder Approvals, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)   On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby and (iii) directing that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the stockholders of the Company for their adoption. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Stockholder Approvals.
Section 4.4.   No Conflict.   Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.5.   Governmental Authorities; Consents.   Except as set forth in Section 4.5 of the Company Disclosure Letter, assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, clearance, waiting period expiration or termination, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or other applicable antitrust or competition Laws; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the Merger Certificate in accordance with the DGCL.

Section 4.6.   Capitalization of the Company.
(a)   As of the date of this Agreement, the authorized capital stock of the Company consists of (x) 59,630,000 shares of Company Common Stock, par value $0.00001 per share, of which 9,889,476 shares are issued and outstanding as of the date of this Agreement, and (y) 29,751,578 shares of Company Preferred Stock (of which (i) 1,528,501 shares are designated Series A-1 Preferred Stock, par value $0.00001 per share, 1,528,501 of which are issued and outstanding as of the date of this Agreement (the “Series A-1 Preferred Stock”), (ii) 1,541,170 shares are designated Series A-2 Preferred Stock, par value $0.00001 per share, 1,541,170 of which are issued and outstanding as of the date of this Agreement (the “Series A-2 Preferred Stock”), (iii) 7,048,031 shares are designated Series A Preferred Stock, par value $0.00001 per share, 6,963,183 of which are issued and outstanding as of the date of this Agreement (the “Series A Preferred Stock”), (iv) 7,358,928 shares are designated Series B Preferred Stock, par value $0.00001 per share, 7,320,385 of which are issued and outstanding as of the date of this Agreement (the “Series B Preferred Stock”), (v) 1,497,748 shares are designated Series C-1 Preferred Stock, par value $0.00001 per share, 1,497,748 of which are issued and outstanding as of the date of this Agreement (the “Series C-1 Preferred Stock”) and (vi) 10,777,200 shares are designated Series C Preferred Stock, par value $0.00001 per share, 10,669,200 of which are issued and outstanding as of the date of this Agreement (the “Series C Preferred Stock”)), and there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws or as set forth on Section 4.6(a) of the Company Disclosure Letter.
(b)   As of the Amendment Date, Company Warrants to purchase 21,868,138 shares of Company Common Stock are issued and outstanding. All outstanding Co mpany Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws or as set forth on Section 4.6(b) of the Company Disclosure Letter.
(c)   As of the Amendment Date, Company Options to purchase 15,525,724 shares of Company Common Stock, with an aggregate exercise price equal to $20,298,086, are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Option, the number of shares of Company Common Stock subject thereto, the vesting schedule and the exercise price thereof. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof).
(d)   Except as otherwise set forth in this Section 4.6 or on Section 4.6(d) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock.
Section 4.7.   Capitalization of Subsidiaries.
(a)   The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, and, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens, other than restrictions on transfer arising under applicable securities Laws.
(b)   The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.
(c)   Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries or any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of such Subsidiaries and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.
Section 4.8.   Financial Statements.
(a)   Attached as Section 4.8(a) of the Company Disclosure Letter are: (i) true and complete copies of the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon (the “Audited Financial Statements”), and (ii) unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of March 31, 2022, and summary of operating results, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the three (3) month periods ended March 31, 2022 and March 31, 2021 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).
(b)   Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Financial Statements, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Unaudited Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.
(c)   Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
Section 4.9.   Undisclosed Liabilities.   Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries or (c) that will be discharged or paid off prior to or at the Closing.
Section 4.10.   Litigation and Proceedings.   Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.11.   Legal Compliance.
(a)   As of the date hereof, each of the Company and its Subsidiaries is in compliance with all applicable Laws in all material respects.
(b)   For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, a violation of any Laws, except where such violation has not been material to the business of the Company and its Subsidiaries, taken as a whole.
(c)   The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.
Section 4.12.   Contracts; No Defaults.
(a)   Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xiv) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than Company Benefit Plans. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)   Any Contract with any of the Top Customers or the Top Vendors (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice that do not contain any material terms relating to the Contract underlying the applicable Top Customer or Top Vendor relationship);
(ii)   Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $1,000,000;
(iii)   Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last two (2) years, in each case, involving payments in excess of $1,000,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) between the Company and its wholly owned Subsidiaries;
(iv)   Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $500,000 in any calendar year;
(v)   Each Contract involving the formation of a (A) joint venture entity, (B) limited or general partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly owned Subsidiary of the Company);
(vi)   Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand, including the Company Financing Agreements (collectively, “Affiliate Agreements”);
(vii)   Contracts with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;
(viii)   Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s or the Company’s Subsidiaries’ ability to conduct their respective businesses with any Person in any geographic area in any material respect;
(ix)   Any collective bargaining or similar labor-related agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union, labor organization, works council or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;
(x)   Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including (1) non-disclosure agreements, (2) nonexclusive licenses granted to service providers in connection with the provision of services to the Company or any of its Subsidiaries, or (3) incidental trademark licenses incident to marketing, printing or advertising Contracts, in each case of (1)-(3) entered into in the ordinary course of business) pursuant to which the Company or any of the Company’s Subsidiaries (i) grants to a third Person the right to use material Intellectual Property of the Company or its Subsidiaries (other than Contracts granting nonexclusive rights to customers to use the Company’s or its Subsidiaries’ products in the ordinary course of business) or (ii) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company or its Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software that involves aggregate payments less than $1,000,000 in any calendar year and Open Source Licenses);
(xi)   Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $500,000 in any calendar year;
(xii)   Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $2,000,000 in any calendar year;
(xiii)   Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries; and
(xiv)   Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiii) of this Section 4.12(a).
(b)   Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).
Section 4.13.   Company Benefit Plans.
(a)   Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant worker or employee of the Company or any of the Company’s Subsidiaries, which is maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan description, including any summary of material modifications, (C) the most recent annual report (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.
(b)   Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; and (iv) to the knowledge of the Company, there have not been any “prohibited transactions” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan.
(c)   No Company Benefit Plan is a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years.
(d)   With respect to each Company Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.
(e)   No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law or coverage for which the full cost is borne by the applicable employee (or his or her beneficiary).
(f)   Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Option. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code. Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) is maintained in all material respects in documentary and operational compliance with Section 409A of the Code. No amounts paid, payable or deferred under any Company Benefit Plan have been or, to the knowledge of the Company, are reasonably expected to be includible in gross income under Section 409A(a)(1) of the Code or subject to the Taxes imposed under Section 409A.
(g)   All Company Options have been granted in accordance with the terms of the Company Incentive Plan. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code. The Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plan, (ii) the forms of standard award agreement under the Company Incentive Plan, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under any Company Incentive Plan, together with the material terms thereof (including but not limited to grant date, exercise price, vesting terms (including any accelerated vesting), type of award, expiration date, and number of shares underlying such award).
Section 4.14.   Labor Relations; Employees.
(a)   The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of the employees of the Company and its Subsidiaries as of the date hereof and the following information for each such employee as of the date hereof: (i) employee identification number, (ii) geographic location (including city, state and country), (iii) employing legal entity, (iv) active or leave status (and, if on leave, the nature of the leave and the expected return date), (v) full-time or part-time status, (vi) job title, (vii) classification as “exempt” or “nonexempt” from applicable wage and hour laws, (viii) annual salary and, if applicable, hourly wage rate and target annual incentive compensation and (ix) applicable visa or work authorization status.
(b)   (i) None of the Company or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar labor-related agreement or agreement with any labor union, labor organization or works council, (ii) no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, (iii) no employees of the Company or any of its Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment with the Company or any of its Subsidiaries, (iv) no labor union, works council, group of employees, or any other employee representative body has requested or, to the knowledge of the Company, is seeking to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charge, material grievance, material arbitration, strike, slowdown, work stoppage, picketing, hand billing, lockout or other labor dispute against or affecting the Company or any Subsidiary of the Company.
(c)   No labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.
(d)   Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in material compliance with all applicable Laws respecting labor and employment, including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, worker classification (with respect to both exempt versus non-exempt status and employee versus independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(e)   In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(f)   The Company and its Subsidiaries are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment-related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.
(g)   To the knowledge of the Company, no present or former employee or independent contractor of the Company or any of the Company’s Subsidiaries’ is in any material respect in violation of (i) any term of any employment agreement, nondisclosure agreement, restrictive covenant, common law nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.
(h)   To the knowledge of the Company, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.
(i)   None of the Company or any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Director or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Director or above, in either case in their capacity as such an officer or employee.
(j)   The Company and its Subsidiaries have not, since January 1, 2020, engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar foreign, state or local law relating to plant closings, layoffs or group terminations or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.
(k)   To the knowledge of the Company, no current employee of the Company or its Subsidiaries, who is at the level of Director or above, intends to terminate his or her employment.
Section 4.15.   Taxes.
(a)   All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all income and other material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b)   The Company and each of its Subsidiaries has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.
(c)   There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.
(d)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e)   There are no Tax audits or other examinations by a Governmental Authority of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified in writing by a Governmental Authority of (nor to the knowledge of the Company has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.
(f)   None of the Company or any of its Subsidiaries has made a request for an advance tax ruling or request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.
(g)   None of the Company or any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company or its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(h)   None of the Company or any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i)   None of the Company or any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.
(j)   No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(k)   None of the Company or any of its Subsidiaries has, or has ever had, a permanent establishment or other fixed place of business in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.
(l)   None of the Company or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(m)   None of the Company or any of its Subsidiaries will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements”

described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).
(n)   None of the Company or any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), failed to properly comply in all respects with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)).
(o)   The Company is not treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
(p)   None of the Company or any of its Subsidiaries has taken any action, nor to the knowledge of the Company or any of its Subsidiaries, are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
Section 4.16.   Brokers’ Fees.   Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.
Section 4.17.   Insurance.   Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies of the Company and its Subsidiaries are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.
Section 4.18.   Licenses.   The Company and its Subsidiaries are in possession of all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their respective assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Each material License held by the Company or any of the Company’s Subsidiaries is in full force and effect. None of the Company or any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material License; or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.18 of the Company Disclosure Letter sets forth a true, correct and complete list of material Licenses held by the Company or its Subsidiaries.
Section 4.19.   Equipment and Other Tangible Property.   The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.
Section 4.20.   Real Property.
(a)   None of the Company or any of its Subsidiaries owns any Owned Real Property.
(b)   Section 4.20(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i)   The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii)   The Company has delivered to Acquiror true, correct and complete copies of all leases, subleases, licenses or occupancy agreements to which the Company or any of its Subsidiaries is a party, including all amendments, extensions, renewals, guaranties, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.
(iii)   The Company’s or its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.
(iv)   None of the Company or any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
Section 4.21.   Intellectual Property.
(a)   Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered or applied-for with a Governmental Authority and is owned, or purported to be owned, by the Company or any of the Company’s Subsidiaries, whether applied for or registered in the United States or internationally (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and all such Company Registered Intellectual Property is subsisting and, (excluding any pending applications included in the Company Registered Intellectual Property) to the knowledge of the Company is valid and enforceable. The Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all material Intellectual Property used or held for use by the Company and its Subsidiaries in the conduct of their respective businesses.
(b)   To the knowledge of the Company, the Company and its Subsidiaries have not, in past the six (6) years, infringed, misappropriated or otherwise violated and are not infringing, misappropriating or otherwise violating any Intellectual Property of any third Person. There is no, and in the past three (3) years there has been no, Action pending or, to the knowledge of the Company, threatened in writing, (i) to which the Company or any of the Company’s Subsidiaries is or was a named party alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person or (ii) in which the validity, enforceability or registrability of any Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries has been or is being challenged.
(c)   To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any material Intellectual Property owned by the Company or any of its Subsidiaries. In the past three (3) years, the Company and its Subsidiaries have not initiated any Action or sent to any Person any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement, misappropriation or other violation of any Intellectual Property of the Company or any of its Subsidiaries.

(d)   The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of material trade secrets and other material proprietary information included in the Intellectual Property owned or purported to be owned by them or provided to them by a third Person. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any material trade secrets or other material proprietary information owned (or purported to be owned) by the Company or any of its Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of a material trade secret or other rights in and to such information. Each current or former employee of, and each current or former contractor or consultant to, the Company or any of its Subsidiaries, in each case, who has been engaged in the development of any material Intellectual Property owned (or purported to be owned) by the Company or its Subsidiaries has entered into a binding agreement with the Company or a Subsidiary of the Company by which such employee, contractor or consultant presently assigns to the Company or the applicable Subsidiary all of their respective rights in such Intellectual Property.
(e)   No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the material Intellectual Property owned by the Company or any of its Subsidiaries and used in connection with their respective business.
(f)   To the knowledge of the Company, the information technology systems (including software) (“IT Systems”) used by the Company or its Subsidiaries in the operation of their businesses does not contain any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of such IT Systems or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries. The IT Systems used by the Company or any of its Subsidiaries are designed, implemented and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the businesses of the Company or its Subsidiaries and constitute all the information technology systems infrastructure reasonably necessary to carry on the businesses of the Company and its Subsidiaries as conducted in the past twelve (12) months.
(g)   The Company’s and each of its Subsidiaries’ use and distribution of Open Source Software used in connection with their products is in material compliance with all Open Source Licenses applicable thereto. None of the Company or any of its Subsidiaries has used any Open Source Software in a manner that requires any of its proprietary software to be subject to Open Source Obligations.
Section 4.22.   Privacy and Cybersecurity.
(a)   The Company and each of its Subsidiaries maintains and for the past three (3) years has maintained privacy policies consistent with applicable Privacy Laws. The Company and each of its Subsidiaries are in compliance in all material respects with, and for the past three (3) years has been in compliance with, (i) all applicable Laws related to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information (“Privacy Laws”), (ii) the Company’s and its Subsidiaries’ privacy policies and contractual commitments relating to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information or the IT Systems, as applicable, and (iii) the Company’s and its Subsidiaries’ contractual commitments concerning privacy, data protection, data security, the collection, storage, handling, disclosure, transfer or use of Personal Information and the security of the Company’s and each of its Subsidiaries’ respective IT Systems, in each case of (i)-(iii) above (collectively, “Privacy Obligations”). There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation or breach of any Privacy Laws or Privacy Obligations.
(b)   In the past three (3) years (i) to the knowledge of the Company, there have been no material breaches of the security of the IT Systems controlled or used by or on behalf of the Company or any of its Subsidiaries and (ii) there have been no disruptions in any IT Systems that materially adversely affected the Company’s or its Subsidiaries’ businesses or operations. The Company and its Subsidiaries take commercially reasonable measures designed to protect confidential or sensitive information

(including Personal Information) in their possession or control against unauthorized access, use, modification, disclosure or other misuse, including through commercially reasonable administrative, technical and physical safeguards. None of the Company or any of its Subsidiaries has (A) experienced any incident in which such information was accessed, used, modified, stolen, disclosed without authorization or otherwise misused, including in connection with a breach of security or (B) received any written notice or complaint from any Person (including any Governmental Authority) with respect to any of the foregoing nor, to the knowledge of the Company, has any such notice or complaint been threatened against the Company or any of its Subsidiaries with respect to any breach of the security of Personal Information.
Section 4.23.   Environmental Matters.   Except as set forth on Section 4.23 of the Company Disclosure Letter:
(a)   The Company and its Subsidiaries are and, except for matters which have been fully resolved, are in material compliance with all applicable Environmental Laws.
(b)   To the Company’s knowledge, there has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s or its Subsidiaries’ respective operations of the Leased Real Property or (ii) at, in, on or under any formerly owned or Leased Real Property during the time that the Company or any of its Subsidiaries owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of in a quantity or manner requiring reporting, investigation, remediation, monitoring or other response action by the Company or any of the Company’s Subsidiaries pursuant to applicable Environmental Laws.
(c)   None of the Company or its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d)   No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.
(e)   The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.
Section 4.24.   Absence of Changes.   From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect, and (b) except as set forth on Section 4.24 of the Company Disclosure Letter, (i) the Company has conducted its business in the ordinary course of business in all material respects and (ii) the Company has not taken any action that, if taken after the date hereof, would constitute a violation of Section 6.1(a) through Section 6.1(bb).
Section 4.25.   Anti-Corruption Compliance.
(a)   For the past five (5) years, none of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee or agent, while acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b)   Each of the Company and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.
(c)   To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.
Section 4.26.   Sanctions and International Trade Compliance.
(a)   The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made requisite filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer of its products and technologies as required under the International Trade Laws and Sanctions Laws (the “Trade Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, penalties, notices, requests, citations, investigations, or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Trade Approvals. During the past five (5) years, the Company and its Subsidiaries have not made any voluntary, directed, or involuntary disclosures to any Governmental Authority or similar entity with respect to any alleged act or omission arising under or relating to any non-compliance with any International Trade Laws or Sanctions Laws.
(b)   Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, any of their respective employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has, while acting on behalf of the Company or any of its Subsidiaries, transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.
(c)   The Company and its Subsidiaries have in place written policies, controls and systems reasonably designed to ensure compliance in all respects with applicable International Trade Laws and Sanctions Laws.
Section 4.27.   Information Supplied.   None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the shareholders of Acquiror or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.28.   Customers/Vendors.
(a)   Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) customers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending March 31, 2022 (the “Top Customers”).
(b)   Except as set forth on Section 4.28(b) of the Company Disclosure Letter, none of the Top Customers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.
(c)   Section 4.28(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) vendors based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending March 31, 2022 (the “Top Vendors”).
(d)   Except as set forth on Section 4.28(d) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.
Section 4.29.   Government Contracts.   Except as set forth on Section 4.29 of the Company Disclosure Letter, the Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries has provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.
Section 4.30.   Sufficiency of Assets.   Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the tangible and intangible assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the assets reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries after the Closing in the ordinary course. Notwithstanding the foregoing, this Section 4.30 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.
Section 4.31.   No Additional Representation or Warranties.   Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB
Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), or (ii) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:
Section 5.1.   Company Organization.   Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of the Governing Documents of Acquiror and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.
Section 5.2.   Due Authorization.
(a)   Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror and by Acquiror as the sole shareholders, as applicable, of Merger Sub and (ii) determined by the Board of Directors of Acquiror as advisable to Acquiror and the shareholders of Acquiror and recommended for approval by the shareholders of Acquiror . No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)   Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:
(i)   each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding shares of Acquiror Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;
(ii)   each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), and (J), of Section 8.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding shares of Acquiror Common Stock entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;
(c)   The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.
(d)   At a meeting duly called and held, all of the disinterested members of the Board of Directors of Acquiror have approved the transactions contemplated by this Agreement as a Business Combination.
Section 5.3.   No Conflict.   Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.
Section 5.4.   Litigation and Proceedings.   There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. Since inception, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.
Section 5.5.   SEC Filings.   Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since July 30, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 5.6.   Internal Controls; Listing; Financial Statements.
(a)   Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since July 30, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b)   Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   Since July 30, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on Nasdaq.
(d)   The Acquiror SEC Filings contain true and complete copies of the unaudited balance sheet as of June 30, 2021, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from January 1, 2021, through June 30, 2021, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
(e)   There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f)   Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.
Section 5.7.   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Authorization is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or other applicable antitrust or competition Laws, (ii) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar, and (iii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.
Section 5.8.   Trust Account.   As of the date of this Agreement, Acquiror has at least $230,000,000 in the Trust Account (including, if applicable, an aggregate of approximately $8,050,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of July 27, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding shares of Acquiror Common Stock sold in Acquiror’s initial public offering who shall have properly elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Acquiror and is in full force and effect and is enforceable in accordance with its terms. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no shareholder of Acquiror shall be entitled to receive any amount from the Trust Account except to the extent such shareholder of Acquiror is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.
Section 5.9.   Investment Company Act; JOBS Act.   Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 5.10.   Absence of Changes.   Since July 30, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.
Section 5.11.   No Undisclosed Liabilities.   Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.
Section 5.12.   Capitalization of Acquiror.
(a)   As of the date of this Agreement, the authorized share capital of Acquiror is $55,500.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, 23,000,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 5,750,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preference shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b)   Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 11,500,000 Acquiror Common Warrants and 6,600,000 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until the later of (x) July 30, 2021 and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.
(c)   Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.
(d)   The Aggregate Merger Consideration and the Acquiror Common Stock, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.
(e)   Prior to Closing, Acquiror shall have entered into Subscription Agreements with certain PIPE Investors (the “Signing Subscription Agreements”). The form of the Signing Subscription Agreements has been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors will agree, in connection with the transactions contemplated hereby, to purchase from Acquiror shares of Domesticated Acquiror Common Stock for $5,500,000 in aggregate gross proceeds to Acquiror, such purchases to be consummated prior to or substantially concurrently with the Closing. On or prior to the date of this Agreement, Acquiror has identified to the Company each of the PIPE Investors as of the date of this Agreement that are not also existing stockholders of the Company (or has caused the identification of each such PIPE Investor to the Company) and, to the knowledge of Acquiror, the Company has not exercised its right to reasonably object to any such PIPE Investor as of the date of this Agreement. Such Signing Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms.
(f)   Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.
Section 5.13.   Brokers’ Fees.   Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.
Section 5.14.   Indebtedness.   Except as set forth in Section 5.14 of the Acquiror Disclosure Letter, neither Acquiror nor Merger Sub have any Indebtedness.
Section 5.15.   Taxes.
(a)   All income and other material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all income and other material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b)   The Acquiror and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.
(c)   There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.
(d)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e)   There are no Tax audits or other examinations by a Governmental Authority of Acquiror or Merger Sub presently in progress, nor has Acquiror or Merger Sub been notified in writing by a Governmental Authority of (nor to the knowledge of Acquiror has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.
(f)   Neither Acquiror nor Merger Sub has made a request for an advance tax ruling or request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.
(g)   Neither Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between Acquiror and Merger Sub and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(h)   Neither Acquiror nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i)   Neither Acquiror nor Merger Sub (i) is liable for Taxes of any other Person (other than Acquiror and Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Acquiror or Merger Sub.
(j)   No written claim has been made by any Governmental Authority where the Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k)   Neither Acquiror nor Merger Sub has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, failed to properly comply in all respects with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)).
(l)   Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(m)   For U.S. federal income tax purposes, each of Acquiror and Merger Sub is, and has been since its formation, classified as a corporation.
(n)   Neither Acquiror nor Merger Sub have taken any action, nor to the knowledge of Acquiror or Merger Sub are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
Section 5.16.   Business Activities.
(a)   Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.
(b)   Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c)   Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d)   As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $600,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.
Section 5.17.   Benefit Plans.   None of Acquiror, Merger Sub or any of their respective Subsidiaries maintains, sponsors or contributes to, or has any actual or contingent obligation or liability under, any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any other plan, policy, program, arrangement or agreement that provides compensation and/or benefits to any current or former employee, officer, director or individual independent contractor thereof (each, an “Acquiror Benefit Plan”), nor does Acquiror, Merger Sub or any of their respective Subsidiaries have any obligation or commitment to create or adopt any such Acquiror Benefit Plan (except for the Equity Incentive Plan expressly contemplated hereby).
Section 5.18.   Nasdaq Stock Market Quotation.   The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “ACEV.” The Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “ACEVW.” Acquiror is in compliance with Nasdaq listing rules and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.
Section 5.19.   Registration Statement, Proxy Statement and Proxy Statement/Registration Statement.    On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the shareholders of Acquiror and certain of the Company’s stockholders, as applicable, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.
Section 5.20.   No Outside Reliance.   Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.
Section 5.21.   No Additional Representation or Warranties.   Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.
ARTICLE VI
COVENANTS OF THE COMPANY
Section 6.1.   Conduct of Business.   From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as (i) otherwise explicitly contemplated by this Agreement or the Ancillary Agreements, (ii) required by Law or (iii) consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Company in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter, as contemplated by this Agreement or the Ancillary Agreements, as required by Law or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to:
(a)   change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;
(b)   make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company Capital Stock or equity interests;
(c)   split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;
(d)   purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than Company Options) of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, including, for the avoidance of doubt, redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities, (ii) transactions between the Company any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company, (iii) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Options, and (iv) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to the Company Options, in each of clauses (iii) and (iv), solely to the extent in accordance with their terms as in effect as of the date of this Agreement and previously disclosed to Acquiror;

(e)   enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, or any Real Property Lease, in each case, other than entry into such agreements in the ordinary course of business consistent with past practice or as required by Law;
(f)   sell, assign, transfer, convey, lease or otherwise dispose of any material portion of tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;
(g)   acquire any ownership interest in any real property;
(h)   except as otherwise required by Law or existing Company Benefit Plans, (i) grant any severance, retention, change in control or termination or similar pay, except severance or termination pay granted in connection with the termination of employment of any non-officer employee in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Company or any of the Company’s Subsidiaries, including the hiring of additional officers or the termination of any employees at the level of Director or above, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan (or any plan that would be a Company Benefit Plan if in effect on the date hereof), (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except salary, wage rate or target bonus opportunity increases to non-officer employees in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries;
(i)   waive the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of the Company or its Subsidiaries;
(j)   certify any labor union, labor organization, works council or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;
(k)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(l)   (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, in each case, other than (x) in the ordinary course of business consistent with past practice (in which case, the sum of (i) and (ii) shall not be in excess of $1,000,000 in the aggregate) or (y) as between the Company and its Subsidiaries;
(m)   (i) make or change any election in respect of material Taxes, (ii) materially amend any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes executed on or prior to the Closing Date or enter into any Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
(n)   take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(o)   discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000, except as such obligations become due;
(p)   issue any additional shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock or grant any additional Company Options or other equity or equity-based compensation, other than the issuance of Company Common Stock upon the exercise or settlement of Company Options in the ordinary course of business under the Company Incentive Plan and applicable award agreement, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement;
(q)   adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);
(r)   waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;
(s)   assign, transfer, pledge, sell or license to any Person rights to any Intellectual Property that is material to the Company or any of its Subsidiaries, or dispose of, abandon, permit to lapse or fail to preserve any rights to any Intellectual Property that is material to the Company or any of its Subsidiaries, except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;
(t)   deliver, license or make available to any escrow agent or other Person source code for any software owned by the Company or any of its Subsidiaries;
(u)   modify in any material respect any of the privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with applicable Law, or (D) as otherwise directed or required by a Governmental Authority;
(v)   disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;
(w)   make or commit to make any capital expenditures in an amount greater than $2,000,000 in the aggregate;
(x)   manage the Company’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;
(y)   terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;
(z)   (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;
(aa)   terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company’s Subsidiaries; or

(bb)   enter into any agreement to do any action prohibited under this Section 6.1.
Section 6.2.   Inspection.   Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.
Section 6.3.   [Reserved].
Section 6.4.   Affiliate Agreements.   All Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter shall be terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries, in each case, except as otherwise set forth on Section 6.4 of the Company Disclosure Letter.
Section 6.5.   Acquisition Proposals.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.
Section 6.6.   Company Warrants.   Following the date hereof, the Company shall use its commercially reasonable efforts to cause the holder of each Company Warrant that is outstanding and unexercised to exercise such Company Warrant in exchange for shares of Company Common Stock; provided, however, that at the Effective Time, each Company Warrant that remains outstanding and unexercised immediately prior to the Effective Time shall become converted into and become a warrant exercisable to receive Domesticated Acquiror Common Stock, and Acquiror shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock under the Company Warrants assumed by Acquiror shall thereupon be converted into rights with respect to Domesticated Acquiror Common Stock. Accordingly, from and after the Effective Time: (A) each Company Warrant assumed by Acquiror may be exercised solely for shares of Domesticated Acquiror Common Stock; (B) the number of shares of Domesticated Acquiror Common Stock subject to each Company Warrant assumed by Acquiror shall equal the sum of (1) the product of (i) the number of shares of Company Common Stock issuable upon exercise of the Company Warrant that were subject to such Company Warrant immediately prior to the Effective Time, multiplied by (ii) the Per Share Merger Consideration, rounding the resulting number down to the nearest whole number of shares of Domesticated Acquiror Common Stock, plus (2) (i) the number of shares of Company Common Stock issuable upon exercise of the Company Warrant that were subject to such Company Warrant immediately prior to the Effective Time, multiplied by (ii) the Earnout Exchange Ratio, rounding the resulting number down to the nearest whole number of shares of Domesticated Acquiror Common Stock; (C) the per share exercise price for Domesticated Acquiror Common Stock issuable upon exercise of each Company Warrant assumed by Acquiror shall equal the sum of (1) the quotient of (i) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, divided by the Per Share Merger Consideration, rounding the resulting exercise price up to the nearest whole cent, plus (2) the quotient of (i) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, divided by the Earnout Exchange Ratio, rounding the resulting exercise price up to the nearest whole cent; and (D) any restriction on any Company Warrant assumed by Acquiror shall continue in full force and effect and the terms and other provisions of such Company Warrant shall otherwise remain unchanged.
ARTICLE VII
COVENANTS OF ACQUIROR
Section 7.1.   Employee Matters.
(a)   Equity Incentive Plan.   Prior to the Closing Date, Acquiror shall approve and adopt an equity incentive plan, in a form to be mutually agreed upon between Acquiror and the Company, that provides for grants of awards to eligible service providers, with an initial pool of shares of the Acquiror Class A Common Stock equal to ten percent (10%) of the Fully Diluted Acquiror Common Stock immediately following the Closing (inclusive of the shares available for issuance under such plan), with an annual “evergreen” increase of four percent (4%) of the Fully Diluted Acquiror Common Stock outstanding as of the day prior to such increase (inclusive of the shares available for issuance under such plan) (the “Equity Incentive Plan”). “Fully Diluted Acquiror Common Stock” means the aggregate number of (A) shares of Acquiror Class A Common Stock, (B) shares of Acquiror Class B Common Stock, and (C) securities convertible into or exercisable for Acquiror Common Stock. Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 with respect to the Acquiror Common Stock issuable under the Equity Incentive Plan, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Equity Incentive Plan remain outstanding.
(b)   No Third-Party Beneficiaries.   Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2.   Trust Account Proceeds and Related Available Equity.
(a)   If (i) the amount of cash available in the Trust Account following the Acquiror Shareholder Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Transaction Expenses or transaction expenses of Acquiror (including transaction expenses incurred, accrued, paid or payable by Acquiror’s Affiliates on Acquiror’s behalf), as contemplated by Section 11.6), (the “Trust Amount”), plus (ii) the PIPE Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing, plus (iii) the Available Credit Amount, plus (iv) the Available Cash Amount (the sum of (i), (ii), (iii) and (iv), the “Available Acquiror Cash”), is equal to or greater than $10,000,000 (the “Minimum Available Acquiror Cash Amount”), then the condition set forth in Section 9.3(d) shall be satisfied; provided that, in each case, the parties to this Agreement do not have any intention as of the Effective Time to use, or to cause to be used, any amount of such Available Acquiror Cash to effect any additional repurchase, redemption or other acquisition of outstanding shares of Acquiror Common Stock within the six (6)-month period after the Closing.
(b)   Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to the shareholders of Acquiror pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.3.   Nasdaq Listing.   From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq listing rules, covering the shares of Acquiror Common Stock issuable in the Merger and the Domestication, and shall obtain approval for the listing of such shares of Acquiror Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing.
Section 7.4.   No Solicitation by Acquiror.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate, solicit, propose, induce, facilitate any inquiries or requests for information with respect to, or the making of any inquiry regarding, an actual or potential Business Combination Proposal, (iii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, business, assets, books, records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Business Combination Proposal or (iv) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).
Section 7.5.   Acquiror Conduct of Business.
(a)   During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the PIPE Investment), in connection with the Domestication or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or the Ancillary Agreements or as required by Law:
(i)   change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;
(ii)   (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s Common Stock or Merger Sub Capital Stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s Common Stock or Merger Sub Capital Stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;
(iii)   (A) make or change any election in respect of material Taxes, (B) amend any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
(iv)   take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(v)   other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
(vi)   except as contemplated by the Equity Incentive Plan, (A) enter into, adopt or amend any Acquiror Benefit Plan, or enter into any employment contract or collective bargaining agreement or (B) hire any employee or any other individual to provide services to Acquiror or its Subsidiaries following Closing;
(vii)   incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (A) fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business) or (B) any indebtedness for borrowed money or guarantee (1) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, and (2) incurred between Acquiror and Merger Sub;
(viii)   (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or
(ix)   enter into any agreement to do any action prohibited under this Section 7.5.
(b)   During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.
Section 7.6.   Post-Closing Directors and Officers of Acquiror.   Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:
(a)   the Board of Directors of Acquiror shall be classified into three separate classes and consist of up to nine (9) directors selected by the Company (with certain input from Acquiror for up to two (2) directors) in accordance with the provisions in Section 2.6 of the Company Disclosure Letter;
(b)   the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of Nasdaq each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time; and
(c)   the initial officers of Acquiror shall be as set forth in Section 2.6(b) of the Company Disclosure Letter (as may be updated by the Company prior to Closing following written notice to Acquiror), who shall serve in such capacities in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.
Section 7.7.   Domestication.   Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by: (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in substantially the form attached as Exhibit A to this Agreement, in each case, in accordance with the provisions thereof and applicable Law; and (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication. Prior to, or as promptly as practicable following, the Effective Time, Acquiror shall obtain a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any the shareholders of Acquiror: (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding Cayman Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall be cancelled and will entitle the holder thereof to one share of Domesticated Acquiror Common Stock and one-half of one Domesticated Acquiror Warrant.
Section 7.8.   Indemnification and Insurance.
(a)   From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.8.
(b)   For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2021; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.
(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.8.
(d)   On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.
Section 7.9.   Acquiror Public Filings.   From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 7.10.   PIPE Subscriptions.   Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Signing Subscription Agreements, in each case, other than as a result of any assignment or transfer contemplated therein or permitted thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Signing Subscription Agreements have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Signing Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Signing Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Signing Subscription Agreement in accordance with its terms. Following the date of this Agreement and prior to the Closing, Acquiror may enter into additional Subscription Agreements with PIPE Investors with the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 7.11.   Stockholder Litigation.   In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.
ARTICLE VIII
JOINT COVENANTS
Section 8.1.   HSR Act; Other Filings.
(a)   In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly after the date hereof, and in any event no later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall (and shall cause their Affiliates to) substantially comply with any Antitrust Information or Document Requests.
(b)   Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.
(c)   Acquiror shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or their respective Affiliates or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror or their respective Affiliates and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.
(d)   Each of the Company and Acquiror shall cooperate fully in preparing any required notifications to the U.S. Department of State, Directorate of Defense Trade Controls, and will ensure that any required notifications are filed within the timeframes specified in 22 C.F.R. § 122.4.
(e)   With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to): (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any substantive notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided that none of the parties shall extend any waiting period or comparable period under the HSR Act, or enter into any agreement with any Governmental Authority, without the prior written consent of the other parties. Materials required to be provided pursuant to this Section 8.1(d) may be restricted to outside counsel and may be redacted: (A) to remove references concerning the valuation of the Company; (B) as necessary to comply with contractual arrangements; and (C) to remove references to privileged information. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(f)   Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.
(g)   The Acquiror and the Company shall not, and shall cause their Affiliates not to, take any action that would reasonably be expected to materially adversely affect or materially delay any Governmental Authorization for the transactions contemplated by this Agreement, or the expiration or termination of any waiting period under antitrust or competition Laws applicable to the transactions contemplated by this Agreement, including by agreeing to merge with or acquire any other Person or acquire a substantial portion of the assets of or equity in any other Person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.
Section 8.2.   Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.
(a)   Registration Statement and Prospectus.
(i)   As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the shareholders of Acquiror relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC a post-effective amendment to the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Acquiror Common Stock, Domesticated Acquiror Warrants and units comprising such to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock and Acquiror Common Warrants and units comprising such, respectively, in the Domestication, and (B) certain of the shares of Domesticated Acquiror Common Stock to be issued in the Merger (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the shareholders of Acquiror in each case promptly after the Proxy Statement/Registration Statement is declared effective under the Securities Act.
(ii)   To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii)   Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the shareholders of Acquiror and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv)   If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of Acquiror .
(b)   Acquiror Shareholder Approval.   Acquiror shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to shareholders of Acquiror in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b), for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Tempo Automation Holdings, Inc.” effective upon the effectiveness of the Domestication, (C) upon the effectiveness of the Domestication, amendment and restatement of Acquiror’s Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Domestication and Merger, (F) approval of the adoption by Acquiror of the equity plans described in Section 7.1, (G) the election of directors effective as of the Closing as contemplated by Section 7.6, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (J) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (J), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement, with such changes as mutually agreed to by the parties hereto. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Acquiror prior to the Acquiror Shareholders’ Meeting; provided that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(c)   Company Stockholder Approvals.   Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approvals in the form of an irrevocable written consent (the “Written Consent”) of each of the Requisite Company Stockholders (pursuant to the Company Holders Support Agreement) as soon as reasonably practicable after the Proxy Statement/Registration Statement is declared effective, or (ii) in the event the Company is not able to obtain the Written Consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, as soon as reasonably practicable after the Proxy Statement/Registration Statement is declared effective. The Company shall obtain the Company Stockholder Approvals at such meeting of the stockholders of the Company and shall take all other action necessary or advisable to secure the Company Stockholder Approvals as soon as reasonably practicable after the Proxy Statement/Registration Statement is declared effective.
Section 8.3.   Support of Transaction.   Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section 6.1.
Section 8.4.   Extension of Time Period to Consummate a Business Combination.
(a)   If the Proxy Statement relating to the Acquiror Shareholders’ Meeting has not been mailed to the stockholders of the Acquiror by August 30, 2022, then as promptly as reasonably practicable after such date, Acquiror shall prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of its stockholders for proposals to amend (i) Acquiror’s Governing Documents and (ii) the Trust Agreement, in each case, to extend the time period for Acquiror to consummate its initial business combination from October 13, 2022 (the “Extension Approval End Date”) to such date at least three (3) months thereafter as may be agreed in writing between the parties (such date, the “Extended Deadline” and such proposals, the “Extension Proposals”). Acquiror shall use its reasonable efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC and to have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing. Acquiror shall provide the Company a reasonable opportunity to review the Extension Proxy Statement prior to its filing with the SEC and will consider in good faith the incorporation of any comments thereto provided by the Company.
(b)   To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Extension Proxy Statement or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Extension Proxy Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Extension Proxy Statement each time before any such document is filed with the SEC by Acquiror and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, each of Acquiror and the Company shall provide the each other party and their counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the other parties or their counsel in any discussions or meetings with the SEC.

(c)   Each of Acquiror and the Company agrees to use commercially reasonable efforts to, as promptly as reasonably practicable, to furnish the other party with such information as shall be reasonably requested concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement. Each of Acquiror and the Company shall ensure that any information provided by it or on its behalf for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement, at the earlier of the date it is filed with the SEC or first mailed to the shareholders of Acquiror, shall be accurate in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company and its equityholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. If at any time prior to the Closing Acquiror or the Company becomes aware of (x) the Extension Proxy Statement’s containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (y) any other information which is required to be set forth in an amendment or supplement to the Extension Proxy Statement so that it would not include any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Company or Acquiror (as applicable) shall promptly inform Acquiror or the Company (as applicable) and each cooperate with the other in filing with the SEC or mailing to the shareholders of Acquiror an amendment or supplement to the Extension Proxy Statement. Each of the Company and Acquiror shall use its commercially reasonable efforts to cause their and their Subsidiaries’ managers, directors, officers and employees to be reasonably available to Acquiror, the Company and their respective counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.
(d)   Acquiror shall (i) as promptly as practicable after the Extension Proxy Statement is cleared by the SEC, (A) cause the Extension Proxy Statement to be disseminated to the shareholders of Acquiror in compliance with applicable Law, (B) duly (x) give notice of and (y) convene and hold a meeting of its shareholders (the “Acquiror Extension Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b), for a date no later than three (3) Business Days prior to the Extension Approval End Date (or such later date as the Company and Acquiror shall agree), and (C) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Extension Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption; provided that, notwithstanding anything to the contrary set forth in this Section 8.4 to the extent (1) the Acquiror Shareholder Approval is obtained at any time before the Acquiror Extension Meeting is held and (2) the Closing has occurred prior to the Extension Approval End Date, all obligations under this Section 8.4 shall terminate and be of no further force or effect. Acquiror shall, through its Board of Directors, recommend to its shareholders the approval of the Extension Proposals, and include such recommendation in the Extension Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Extension Proposals.
(e)   To the fullest extent permitted by applicable Law, (x) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Extension Meeting and submit for approval the Extension Proposals and (y) Acquiror agrees that if the Acquiror Extension Approval shall not have been obtained at any such Acquiror Extension Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.4, and hold additional Acquiror Extension Meetings in order to obtain the Acquiror Extension Approval. Acquiror may only adjourn the Acquiror Extension Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Extension Approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Acquiror prior to the Acquiror Extension Meeting or (iv) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) in the event that, as a result of the Acquiror Stock Redemptions submitted by the Acquiror’s stockholders prior to the Acquiror Extension Meeting, the conditions set forth in Section 9.1(a) would not be satisfied as of the Closing; provided, that the Acquiror Extension Meeting (A) may not be adjourned to a date that is more than twenty (20) days after the date for which the Acquiror Extension Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (B) shall be held no later than three (3) Business Days prior to the Extension Approval End Date.
Section 8.5.   Section 16 Matters.   Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of shares of Acquiror Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.
Section 8.6.   Cooperation; Consultation.
(a)   Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued in the PIPE Investment following the consummation of the transactions contemplated hereby), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.
(b)   From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and the rotation of the Acquiror Common Stock during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters; provided that each of Acquiror and the Company acknowledges and agrees that none of their respective financial advisors shall be entitled to any fees with respect to the PIPE Investment unless otherwise mutually agreed by the Company and Acquiror in writing; provided, further, that the Company’s financial advisors shall, at the option of such financial advisors, be credited as a placement agent with respect to the PIPE Investment.
ARTICLE IX
CONDITIONS TO OBLIGATIONS
Section 9.1.   Conditions to Obligations of Acquiror, Merger Sub and the Company.   The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions at or prior to Closing, any one or more of which may be waived in writing by all of such parties:
(a)   The Acquiror Shareholder Approval shall have been obtained;
(b)   The Company Stockholder Approvals shall have been obtained;
(c)   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d)   The waiting period or periods (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority not to close the transactions contemplated by this Agreement and the Ancillary Agreements, shall have expired or been terminated;
(e)   There shall not be in force any Governmental Order or Law enjoining, preventing, making unlawful or prohibiting the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided that the Governmental Authority issuing or entering such Governmental Order, or enacting or promulgating such Law, has jurisdiction over the parties hereto with respect to the transactions contemplated by this Agreement and the Ancillary Agreements;
(f)   Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and
(g)   The shares of Domesticated Acquiror Common Stock to be issued in connection with the Merger shall be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the Domesticated Acquiror Common Stock.
Section 9.2.   Conditions to Obligations of Acquiror and Merger Sub.   The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:
(a)   (i) The representations and warranties of the Company contained in Section 4.6 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement that are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than Section 4.6) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement that are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided that, for purposes of this Section 9.2(a) only, the representations and warranties set forth in Section 4.8(c) and Section 4.9 shall be true and correct solely as of the date of this Agreement, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(b)   Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; provided that for purposes of this Section 9.2(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date); and
Section 9.3.   Conditions to the Obligations of the Company.   The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   (i) The representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, (ii) the Acquiror Fundamental Representations (other than Section 5.12) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) each of the representations and warranties of Acquiror contained in this Agreement other than the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;
(b)   Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;
(c)   The Domestication shall have been completed as provided in Section 7.7 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company; and
(d)   The Available Acquiror Cash shall be no less than the Minimum Available Acquiror Cash Amount.
ARTICLE X
TERMINATION/EFFECTIVENESS
Section 10.1.   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned:
(a)   by written consent of the Company and Acquiror;
(b)   by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law which has become final and nonappealable and has the effect of making consummation of the transactions contemplated by this Agreement and the Ancillary Agreements illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose material breach of any provision of this Agreement has been the primary cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entry of such Governmental Order or Law;
(c)   by the Company if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)   by the Company if there has been a Modification in Recommendation;
(e)   prior to the Closing by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before December 13, 2022 (the “Agreement End Date”), unless Acquiror is in material breach hereof;
(f)   by Acquiror if the Company Stockholder Approvals shall not have been obtained within five (5) Business Days of the effective date of the Proxy Statement/Registration Statement; or
(g)   prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.
Section 10.2.   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any Willful Breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.
ARTICLE XI
MISCELLANEOUS
Section 11.1.   Trust Account Waiver.   The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated July 27, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to allow redemption in connection with a Business Combination or to redeem 100% of Acquiror Common Stock if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Stock properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).
Section 11.2.   Waiver.   Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, managing members or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.
Section 11.3.   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
(a)   If to Acquiror or Merger Sub prior to the Closing, or to Acquiror after the Effective Time, to:
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Attention:   Denis Tse

Email:
denis@acev.io

with copies to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:   Michael Mies

Email:
michael.mies@skadden.com

(b)   If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:
Tempo Automation, Inc.
2460 Alameda St
San Francisco, CA 94103
Attention:   Ryan Benton

Email:
rbenton@tempoautomation.com

with copies to (which shall not constitute notice):
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

Attention:
Ryan J. Maierson
Thomas G. Brandt

Email:
ryan.maierson@lw.com
thomas.brandt@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
Section 11.4.   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 11.5.   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.
Section 11.6.   Expenses.   Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Unpaid Transaction Expenses, and (y) pay or cause to be paid, any transaction expenses of Acquiror (including transaction expenses incurred, accrued, paid or payable by Acquiror’s Affiliates on Acquiror’s behalf), in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.
Section 11.7.   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 11.8.   Headings; Counterparts.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement. Signatures to this Agreement transmitted by electronic mail in .pdf form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.
Section 11.9.   Company and Acquiror Disclosure Letters.   The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.10.   Entire Agreement.   (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement, the Company Holders Support Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Subscription Agreements and the Backstop Agreement (collectively, the “Ancillary Agreements”) and (iii) the Confidentiality Agreement by and between Acquiror and the Company, dated as of July 9, 2021 (the “Confidentiality Agreement”), constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.
Section 11.11.   Amendments.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.
Section 11.12.   Publicity.
(a)   All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).
(b)   The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain Governmental Authorization under the HSR Act and to make any related filings shall not be deemed to violate this Section 11.12.
Section 11.13.   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 11.14.   Jurisdiction; Waiver of Jury Trial.
(a)   Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.
(b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.15.   Enforcement.   The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 11.16.   Non-Recourse.   Except in the case of claims against a Person in respect of such Person’s actual fraud:
(a)   Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and
(b)   except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
Section 11.17.   Non-Survival of Representations, Warranties and Covenants.   Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.
Section 11.18.   Conflicts and Privilege.
(a)   Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “ACE Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Tempo Group (as defined below), on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the ACE Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the ACE Group, on the one hand, and Skadden, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the ACE Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
(b)   Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Tempo Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the ACE Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“L&W”) that represented the Company prior to the Closing may represent any member of the Tempo Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Tempo Group, on the one hand, and L&W, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Tempo Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the Amendment Date.
ACE CONVERGENCE ACQUISITION CORP.

By:

Behrooz Abdi
Chief Executive Officer
ACE CONVERGENCE SUBSIDIARY CORP.

By:

Behrooz Abdi
President
TEMPO AUTOMATION, INC.

By:

Joy Weiss
President and Chief Executive Officer

Annex B-1
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of October 13, 2021, by and among ACE Convergence Acquisition LLC, a Delaware limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), ACE Convergence Acquisition Corp., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), and Tempo Automation, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 5,750,000 shares of Acquiror Common Stock and 6,600,000 Acquiror Warrants in the aggregate (such shares of Acquiror Common Stock and Acquiror Warrants collectively referred to herein as the “Subject Shares”) as set forth on Schedule I attached hereto;
WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, ACE Convergence Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein; and
WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.1   Binding Effect of Merger Agreement.   Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.
Section 1.2   No Transfer.   During the period commencing on the date hereof and ending on the Expiration Time (as defined below), each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Acquiror Common Stock or Acquiror Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Stock or Acquiror Warrants owned by such Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that nothing herein shall prohibit a Transfer to another Sponsor or an Affiliate of a Sponsor (a “Permitted

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Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of such Sponsor under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve a Sponsor of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 with respect to a Sponsor’s Subject Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in the Sponsor Holdco.
Section 1.3   New Shares.   In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Acquiror Common Stock or Acquiror Warrants of, on or affecting the shares of Acquiror Common Stock or Acquiror Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement (such shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of Acquiror Common Stock or Acquiror Warrants owned by such Sponsor as of the date hereof.
Section 1.4   Closing Date Deliverables.   On the Closing Date, the Sponsors shall deliver to Acquiror and the Company:
(a)   a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Company, the Sponsors, and certain of the Company’s stockholders or their respective affiliates, as applicable, in substantially the form attached as Exhibit C to the Merger Agreement; and
(b)   a duly executed copy of that certain Lock-Up Agreement in substantially the form attached as Exhibit D to the Merger Agreement.
Section 1.5   Sponsor Agreements.
(a)   At any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its shares of Acquiror Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of Acquiror Common Stock:
(i)   in favor of each Transaction Proposal;
(ii)   against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);
(iii)   against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;
(iv)   against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals);
(v)   against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or any Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled, (D) result in a breach

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of any covenant, representation or warranty or other obligation or agreement of such Sponsor contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror;
(vi)   if applicable, in favor of waiving any and all anti-dilution rights such Sponsor may hold pursuant to the Acquiror Governing Documents; and
(vii)   against any amendment to the Voting Letter Agreement (as defined below) without the consent of the Company.
Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
(b)   Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of July 27, 2020, by and among the Sponsors and Acquiror (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 1 therein to not redeem any shares of Acquiror Common Stock owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.
(c)   During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article X thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.
Section 1.6   No Challenges.   Each Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.
Section 1.7   Further Assurances.   Each Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.
Section 1.8   No Inconsistent Agreement.   Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Sponsors.   Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:
(a)   Organization; Due Authorization.   If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement

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constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.
(b)   Ownership.   Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s shares of Acquiror Common Stock and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of Acquiror Common Stock or Acquiror Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s shares of Acquiror Common Stock and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s shares of Acquiror Common Stock or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
(c)   No Conflicts.   The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s shares of Acquiror Common Stock or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.
(d)   Litigation.   There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.
(e)   Brokerage Fees.   Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.
(f)   Affiliate Arrangements.   Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.
(g)   Acknowledgment.   Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

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ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earliest of (a) and (b), the “Expiration Time”), (c) the liquidation of Acquiror and (d) upon the written agreement of the Sponsor, Acquiror, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.2   Governing Law.   This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.
Section 3.3   CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a)   THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT TO THE PERSONAL JURISDICTION THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.
(b)   WAIVER OF TRIAL BY JURY.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT

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OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4   Assignment.   This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.
Section 3.5   Specific Performance.   The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6   Amendment; Waiver.   This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor Holdco.
Section 3.7   Severability.   If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
Section 3.8   Notices.   All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to Acquiror:
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Attention:    Denis Tse
Email:        denis@acev.io
with a copy to (which will not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:    Michael Mies
Email:        michael.mies@skadden.com
If to the Company:
Tempo Automation, Inc.
2460 Alameda St.
San Francisco, CA 94103
Attention:    Ryan Benton
Email:       rbenton@tempoautomation.com
with a copy to (which shall not constitute notice):

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Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:
Ryan J. Maierson
Thomas G. Brandt

Email:
ryan.maierson@lw.com
thomas.brandt@lw.com

If to a Sponsor:
To such Sponsor’s address set forth in Schedule I
with a copy to (which will not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:   Michael Mies
Email:       michael.mies@skadden.com
Section 3.9   Counterparts.   This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10   Entire Agreement.   This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.
SPONSORS:
ACE Convergence Acquisition LLC
By:	/s/ Behrooz Abdi Name: Behrooz Abdi Title: Chief Executive Officer
/s/ Behrooz Abdi Name: Behrooz Abdi
/s/ Sunny Siu Name: Sunny Siu
/s/ Kenneth Klein Name: Kenneth Klein
/s/ Ryan Benton Name: Ryan Benton
/s/ Raquel Chmielewski Name: Raquel Chmielewski
/s/ Omid Tahernia Name: Omid Tahernia
/s/ Minyoung Park Name: Minyoung Park
[Signature Page to Sponsor Support Agreement]

ACQUIROR:
ACE Convergence Acquisition Corp.
By:	/s/ Behrooz Abdi Name: Behrooz Abdi Title: Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

COMPANY:
Tempo Automation, Inc.
By:	/s/ Joy Weiss Name: Joy Weiss Title: CEO
[Signature Page to Sponsor Support Agreement]

Schedule I
Sponsor Shares of Acquiror Common Stock and Acquiror Warrants
Sponsor	Acquiror Common Stock	Acquiror Warrants
ACE Convergence Acquisition LLC(1) c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	3,916,500	5,651,250
Behrooz Abdi(1) c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	0	—
Sunny Siu c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	1,678,500	948,750
Kenneth Klein c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	40,000	—
Ryan Benton c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	35,000	—
Raquel Chmielewski c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	35,000	—
Omid Tahernia c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	35,000	—
Minyoung Park c/o ACE Convergence Acquisition Corp. 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805	10,000	—

(1)
Mr. Abdi may be deemed to beneficially own securities held by ACE Convergence Acquisition LLC by virtue of his control over ACE Convergence Acquisition LLC. Mr. Abdi disclaims beneficial ownership of securities held by ACE Convergence Acquisition LLC except to the extent of his pecuniary interests therein.

[Schedule I to Sponsor Support Agreement]

Schedule II
Affiliate Agreements
1.
Letter Agreement, dated July 27, 2020, among Acquiror, the Sponsor Holdco and each of the other parties thereto

2.
Registration Rights Agreement, dated July 27, 2020, among Acquiror, the Sponsor Holdco and certain other security holders named therein

3.
Administrative Services Agreement, dated July 27, 2020, between Acquiror and the Sponsor Holdco, which shall terminate at Closing without further liability, cost, payment or other obligation of Acquiror

4.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Behrooz Abdi

5.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Sunny Siu

6.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Denis Tse

7.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Kenneth Klein

8.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Omid Tahernia

9.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Ryan Benton

10.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Raquel Chmielewski

11.
Indemnity Agreement, dated July 27, 2020, between Acquiror and Minyoung Park

[Schedule II to Sponsor Support Agreement]

Annex B-2
July 6, 2022
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Re:   Amendment to Sponsor Support Agreement
Ladies and Gentlemen:
Reference is made to that certain Sponsor Support Agreement (the “Sponsor Agreement”), dated as of October 13, 2021, by and among each of the undersigned. Capitalized terms used herein that are not otherwise defined will have the same meaning as they were given in the Sponsor Agreement.
1.   Each of the undersigned hereby agrees that, effective as of the date hereof, the Sponsor Agreement is hereby amended to add the following as Section 1.9 of the Sponsor Agreement:
Section 1.9    Exchange.
(a)   Each Sponsor listed in the table below hereby agrees that, immediately prior to the consummation of the Domestication (but subject to the prior satisfaction of all of the conditions to consummation of the Transactions set forth in Article IX of the Merger Agreement), such Sponsor shall contribute, transfer, assign, convey and deliver to the Company, and the Company shall acquire and accept from such Sponsor, all of such Sponsor’s right, title, and interest in, to, and under such Sponsor’s Acquiror Class B Common Stock, and in exchange therefor, the Company shall issue to each such Sponsor the number of shares of Acquiror Class A Common Stock set forth across from such Sponsor’s name in the table below (the “Exchange”):
Sponsor	Shares of Acquiror Class A Common Stock
ACE Convergence Acquisition LLC	2,031,175
ACE SO5 Holdings Limited	485,325
Kai Yeung Sunny Siu	1,078,500
(b)   No certificates will be issued in connection with the Exchange, and the Company will record the exchange of the Acquiror Class B Common Stock for the Acquiror Class A Common Stock that the Sponsors are acquiring pursuant to the terms and conditions of this Section 1.9 on its books and records. Following the Exchange, no shares of Acquiror Class B Common Stock shall be outstanding
(c)   The Exchange shall be applicable only in connection with the transactions contemplated by the Merger Agreement (including the Domestication and the Merger) and this Agreement, and the Exchange shall be void and of no force and effect if this Agreement is terminated prior to the Closing.
2.   Each of the undersigned hereby agrees that, effective as of the date hereof, the Sponsor Agreement is hereby amended to add the following as Article IV of the Sponsor Agreement:
ARTICLE IV
EARNOUT
Section 4.1   Earnout.
(a)   Each Sponsor included in the table below (the “Earnout Sponsors”) hereby irrevocably agrees that, following the Exchange and at (and subject only to the occurrence of) the Closing, the Shares set forth opposite such Earnout Sponsor’s name below (as adjusted for any stock split, reverse stock split or similar adjustment following the Closing) (the “Sponsor Earnout Shares”) will become restricted shares subject to the provisions set forth in Section 4.1(b). Subject to the limitations contemplated therein, each Earnout Sponsor shall have all of the rights of a shareholder of the Company

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with respect to its Sponsor Earnout Shares, including the right to receive dividends and/or distributions made to the holders of Acquiror Common Stock and to voting rights generally granted to holders of Acquiror Common Stock.
Earnout Sponsor	Sponsor Earnout Shares
ACE Convergence Acquisition LLC	1,130,000
ACE SO5 Holdings Limited	270,000
Kai Yeung Sunny Siu	600,000
(b)   On the earlier of (i) the date which is fifteen (15) months following the Closing and (ii) immediately prior to the closing of a Strategic Transaction, as defined in the Second Amended and Restated Subscription Agreements entered in to on July 6, 2022, by and between the Company and each of the Investors (as defined therein) eligible to receive Additional Period Shares (as defined therein) thereunder (collectively, the “Subscription Agreements”), each Earnout Sponsor’s Earnout Sponsor Shares will vest in an amount equal to (A) the number of Shares set forth opposite such Earnout Sponsor’s name above less (B) a number of Sponsor Earnout Shares equal to such Earnout Sponsor’s pro rata portion (based on the total number of Sponsor Earnout Shares set forth in the table in Section 4.1(a)) of the number of Additional Period Shares, if any, issuable in the aggregate under the Subscription Agreements. Any Sponsor Earnout Shares which fail to vest pursuant to this Section 4.1(b) will be automatically forfeited and transferred to the Company for no consideration to the Earnout Sponsors and no Person (other than the Company) will have any further right with respect thereto. In the event of a Strategic Transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such Strategic Transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of Acquiror Common Stock generally.
3.   With the exception of the addition of new Section 1.9 and Article IV, the Sponsor Agreement remains in full force and effect.
4.   This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this letter agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
5.   This letter agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
[Signature pages follow]

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Sincerely,
ACE CONVERGENCE ACQUISITION LLC

By:
/s/ Denis Tse

Name: Denis Tse
Title:   President
ACE SO5 HOLDINGS LIMITED

By:
/s/ Denis T. Tse

Name: Denis T. Tse
Title:   Director
ACE SO3 HOLDINGS LIMITED

By:
/s/ Denis Tse

Name: Denis Tse
Title:   Executive Director
/s/ Behrooz Abdi

Behrooz Abdi
/s/ Kai Yeung Sunny Siu

Kai Yeung Sunny Siu
/s/ Denis Tse

Denis Tse
/s/ Minyoung Park

Minyoung Park
/s/ Kenneth Klein

Kenneth Klein
/s/ Omid Tahernia

Omid Tahernia
/s/ Ryan Benton

Ryan Benton
/s/ Raquel Chmielewski

Raquel Chmielewski

B-2-3

ACQUIROR:
ACE CONVERGENCE ACQUISITION CORP.
By: /s/ Behrooz Abdi

Name: Behrooz Abdi
Title:   Chief Executive Officer
COMPANY:
TEMPO AUTOMATION, INC.
By: /s/ Joy Weiss

Name: Joy Weiss
Title:   CEO

B-2-4

Annex B-3
August 12, 2022
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Re:   Second Amendment to Sponsor Support Agreement
Ladies and Gentlemen:
Reference is made to that certain Sponsor Support Agreement, dated as of October 13, 2021, by and among each of the undersigned (as amended on July 5, 2022, the “Sponsor Agreement”). Capitalized terms used herein that are not otherwise defined will have the same meanings as they were given in the Sponsor Agreement.
1.   Each of the undersigned hereby agrees that, effective as of the date hereof, the Sponsor Agreement is hereby amended to amend and restate Section 1.9 of the Sponsor Agreement in its entirety to read as follows:
Section 1.9   Exchange.
(a)   Each Sponsor listed in the table below (the “Exchanging Sponsors”) hereby agrees that, immediately prior to the consummation of the Domestication (but subject to the prior satisfaction of all of the conditions to consummation of the Transactions set forth in Article IX of the Merger Agreement), such Exchanging Sponsor shall contribute, transfer, assign, convey and deliver to the Company, and the Company shall acquire and accept from such Exchanging Sponsor, all of such Exchanging Sponsor’s right, title, and interest in, to, and under such Exchanging Sponsor’s Acquiror Class B Common Stock, and in exchange therefor, the Company shall issue to each such Exchanging Sponsor the number of shares of Acquiror Class A Common Stock set forth across from such Exchanging Sponsor’s name in the table below (the “Exchange”):
Sponsor	Shares of Acquiror Class A Common Stock
ACE Convergence Acquisition LLC	1,748,070
ACE SO5 Holdings Limited	418,430
Kai Yeung Sunny Siu	928,500
(b)   No certificates will be issued in connection with the Exchange, and the Company will record the exchange of the Acquiror Class B Common Stock for the Acquiror Class A Common Stock that the Exchanging Sponsors are acquiring pursuant to the terms and conditions of this Section 1.9 on its books and records. Following the Exchange, no Exchanging Sponsor will hold shares of Acquiror Class B Common Stock.
(c)   The Exchange shall be applicable only in connection with the transactions contemplated by the Merger Agreement (including the Domestication and the Merger) and this Agreement, and the Exchange shall be void and of no force and effect if this Agreement is terminated prior to the Closing.
(d)   In connection with the Domestication, the shares of Acquiror Class A Common Stock received by the Exchanging Sponsors in the Exchange shall be converted into shares of Domesticated Acquiror Common Stock in accordance with the Merger Agreement.

B-3-1

2.   Each of the undersigned hereby agrees that, effective as of the date hereof, Article IV of the Sponsor Agreement is hereby amended and restated in its entirety to read as follows:
ARTICLE IV
EARNOUT
Section 4.1   Earnout.
(a)   Each Sponsor included in the table below (the “Earnout Sponsors”) hereby irrevocably agrees that, following the Exchange and at (and subject only to the occurrence of) the Closing, the Shares set forth opposite such Earnout Sponsor’s name below (as adjusted for any stock split, reverse stock split or similar adjustment following the Closing) (the “Sponsor Earnout Shares”) will become restricted shares subject to the provisions set forth in Section 4.1(b). Subject to the limitations contemplated therein, each Earnout Sponsor shall have all of the rights of a shareholder of the Company with respect to its Sponsor Earnout Shares, including the right to receive dividends and/or distributions made to the holders of Acquiror Common Stock and to voting rights generally granted to holders of Acquiror Common Stock.
Earnout Sponsor	Sponsor Earnout Shares
ACE Convergence Acquisition LLC	282,500
ACE SO5 Holdings Limited	67,500
Kai Yeung Sunny Siu	150,000
(b)   On the earlier of (i) the date which is fifteen (15) months following the Closing and (ii) immediately prior to the closing of a Strategic Transaction, as defined in the Third Amended and Restated Subscription Agreements entered in to on August 12, 2022, by and between the Company and each of the Investors (as defined therein) eligible to receive Additional Period Shares (as defined therein) thereunder (collectively, the “Subscription Agreements”), each Earnout Sponsor’s Earnout Sponsor Shares will vest in an amount equal to (A) the number of Shares set forth opposite such Earnout Sponsor’s name above less (B) a number of Sponsor Earnout Shares equal to such Earnout Sponsor’s pro rata portion (based on the total number of Sponsor Earnout Shares set forth in the table in Section 4.1(a)) of the number of Additional Period Shares, if any, issuable in the aggregate under the Subscription Agreements. Any Sponsor Earnout Shares which fail to vest pursuant to this Section 4.1(b) will be automatically forfeited and transferred to the Company for no consideration to the Earnout Sponsors and no Person (other than the Company) will have any further right with respect thereto. In the event of a Strategic Transaction, the holders of any vested Sponsor Earnout Shares will be eligible to participate in such Strategic Transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the other holders of shares of Acquiror Common Stock generally.
3.   With the exception of the amendment and restatement of Section 1.9 and Article IV, the Sponsor Agreement remains in full force and effect.
4.   This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this letter agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
5.   This letter agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
[Signature pages follow]

B-3-2

Sincerely,
ACE CONVERGENCE ACQUISITION LLC

By:
/s/ Denis Tse

Name: Denis Tse
Title:   President
ACE SO5 HOLDINGS LIMITED

By:
/s/ Denis T. Tse

Name: Denis T. Tse
Title:   Director
ACE SO3 HOLDINGS LIMITED

By:
/s/ Denis Tse

Name: Denis Tse
Title:   Executive Director
/s/ Behrooz Abdi

Behrooz Abdi
/s/ Kai Yeung Sunny Siu

Kai Yeung Sunny Siu
/s/ Denis Tse

Denis Tse
/s/ Minyoung Park

Minyoung Park
/s/ Kenneth Klein

Kenneth Klein
/s/ Omid Tahernia

Omid Tahernia
/s/ Ryan Benton

Ryan Benton
/s/ Raquel Chmielewski

Raquel Chmielewski

ACQUIROR:
ACE CONVERGENCE ACQUISITION CORP.
By: /s/ Behrooz Abdi

Name: Behrooz Abdi
Title:   Chief Executive Officer
COMPANY:
TEMPO AUTOMATION, INC.
By: /s/ Joy Weiss

Name: Joy Weiss
Title:   CEO

ANNEX C
STOCKHOLDER SUPPORT AGREEMENT
This Stockholder Support Agreement (this “Agreement”) is dated as of October 13, 2021, by and among ACE Convergence Acquisition Corp., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below)) (“Acquiror”), the Persons set forth on Schedule I attached hereto (each, a “Company Stockholder” and, collectively, the “Company Stockholders”), and Tempo Automation, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Capital Stock, together with any shares of Company Capital Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time (as defined below) applicable to such Company Stockholder are referred to herein as the “Subject Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, ACE Convergence Subsidiary Corp., a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, Merger Sub will merge with and into the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving the Merger as a wholly-owned subsidiary of Acquiror; and
WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
STOCKHOLDER SUPPORT AGREEMENT; COVENANTS
Section 1.1   Binding Effect of Merger Agreement.   Each Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Company Stockholder shall be bound by and comply with Sections 6.5 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (x) such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (y) each reference to the “Company” contained in such provisions also referred to each such Company Stockholder.
Section 1.2   No Transfer.   During the period commencing on the date hereof and ending on the Expiration Time, each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (i) collectively, a

“Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of a Company Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of such Company Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve a Company Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 with respect to a Company Stockholder’s Subject Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Company Stockholder.
Section 1.3   New Shares.   In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares (collectively the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.
Section 1.4   Agreement to Vote.   Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Board of Directors of the Company or otherwise undertaken in connection with the Transactions (which written consent shall be delivered promptly, and in any event within three (3) business days, after the Proxy Statement/Registration Statement (as contemplated by the Merger Agreement) has been declared effective and has been delivered or otherwise made available to the stockholders of Acquiror and the Company), such Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:
(a)   to approve and adopt the Merger Agreement and the Transactions;
(b)   to exercise all of such Company Stockholder’s Company Warrants in full on a cashless basis or terminate such Company Warrants without exercise, as applicable, in accordance with their respective terms;
(c)   to convert each share of Company Preferred Stock into one share of Company Common Stock;
(d)   in any other circumstances upon which a consent or other approval is required under the Company’s Governing Documents or the Company Financing Agreements or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;
(e)   against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transactions); and
(f)   against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Company Stockholder contained in this Agreement.
Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

Section 1.5   No Challenges.   Each Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.
Section 1.6   Closing Date Deliverables.   Each of the Persons set forth on Schedule I will deliver, substantially simultaneously with the Effective Time:
(a)   a duly-executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Company and the other parties thereto, in substantially the form attached as Exhibit C to the Merger Agreement; and
(b)   a duly executed copy of that certain Lock-Up Agreement substantially in the form attached as Exhibit D to the Merger Agreement.
Section 1.7   Further Assurances.   Each Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company, to effect the actions and consummate the Mergers and the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.
Section 1.8   No Inconsistent Agreement.   Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.
Section 1.9   Consent to Disclosure.   Each Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).
Section 1.10   Termination of Company Financing Agreements, Related Agreements.   Each Company Stockholder, by this Agreement with respect to its Subject Shares, severally and not jointly, hereby agrees to terminate, subject to the Closing and effective as of the Effective Time, (a) all Affiliate Agreements to which such Company Stockholder is party that are set forth on Schedule II attached hereto, if applicable to such Company Stockholder (the “Company Financing Agreements”); and (b) any rights under any letter or agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company (clauses (a) and (b), collectively, the “Terminating Rights”) between such Company Stockholder and the Company, but excluding, (i) for the avoidance of doubt, any rights such Company Stockholder may have that relate to any commercial or employment agreements or arrangements between such Company Stockholder and the Company or any Subsidiary thereof, which shall survive the Closing in accordance with their terms, and (ii) any indemnification, advancement of expenses and exculpation rights of any Company Stockholder or any of its Affiliates set forth in the foregoing documents, which shall survive the Closing in accordance with their terms; provided that all Terminating Rights between the Company and any other holder of Company Capital Stock shall also terminate at such time.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Company Stockholders.   Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:
(a)   Organization; Due Authorization.   If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.
(b)   Ownership.   Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Merger Agreement, (iv) the Company Financing Agreements or (v) any applicable securities Laws. Such Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder and under the Company Financing Agreements. Other than the Company Warrants and any Company Options set forth opposite such Company Stockholder’s name on Schedule I, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.
(c)   No Conflicts.   The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares) to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.
(d)   Litigation.   There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.
(e)   Adequate Information.   Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.
(f)   Brokerage Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Company Stockholder in his, her or its capacity as a stockholder or, to the knowledge of such Company Stockholder, on behalf of such Company Stockholder in his, her or its capacity as a stockholder, for which the Company or any of its Affiliates may become liable.
(g)   Acknowledgment.   Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) as to each Company Stockholder, upon the written agreement of Acquiror, the Company and such Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.2   Governing Law.   This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.
Section 3.3   CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a)   THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT TO THE PERSONAL JURISDICTION THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS

BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.
(b)   WAIVER OF TRIAL BY JURY.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4   Assignment.   This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.
Section 3.5   Specific Performance.   The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6   Amendment; Waiver.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Company Stockholders.
Section 3.7   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
Section 3.8   Notices.   All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Attention:
Denis Tse

Email:
denis@acev.io

with a copy to (which will not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:
Michael Mies

Email:
michael.mies@skadden.com

If to the Company:
Tempo Automation, Inc.
2460 Alameda St.
San Francisco, CA 94103
Attention:
Ryan Benton

Email:
rbenton@tempoautomation.com

with a copy to (which shall not constitute notice):
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:
Ryan J. Maierson
Thomas G. Brandt

Email:
ryan.maierson@lw.com
thomas.brandt@lw.com

If to a Company Stockholder:
To such Company Stockholder’s address set forth in Schedule I.
Section 3.9   Counterparts.   This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:
LUX VENTURES IV, L.P.
By: /s/ Peter Hebert Name: Peter Hebert Title: Managing Director
POINT72 VENTURES INVESTMENTS, LLC
By: /s/ David Schaffer Name: David Schaffer Title: Authorized Signatory
JEFFREY MCALVAY
By: /s/ Jeffrey McAlvay Name: Jeffrey McAlvay
[Signature Page to Stockholder Support Agreement]

ACQUIROR:
ACE CONVERGENCE ACQUISITION CORP.
By: /s/ Behrooz Abdi Name: Behrooz Abdi Title: Chief Executive Officer
[Signature Page to Stockholder Support Agreement]

COMPANY:
TEMPO AUTOMATION, INC.
By: /s/ Joy Weiss Name: Joy Weiss Title: CEO
[Signature Page to Stockholder Support Agreement]

Schedule I
Company Stockholder Subject Shares
Holder	Shares of Common Stock	Shares of Series A Preferred Stock	Shares of Series A-1 Preferred Stock	Shares of Series A-2 Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series C-1 Preferred Stock	Shares of Series C-2 Preferred Stock	Company Options	Company Warrants	Notice Information
Jeffrey McAlvay	5,100,000	—	—	—	—	—	—	—	881,297	—
Point72 Ventures Investments, LLC	—	—	—	—	2,176,528	8,001,903	—	—	—	2,363,000
Lux Ventures IV, L.P.	—	5,222,387	—	—	1,606,888	933,555	—	—	—	—
Total:	5,100,000	5,222,387	—	—	3,783,416	8,935,458	—	—	881,297	2,363,000
[Schedule I to Stockholder Support Agreement]

Schedule II
Company Financing Agreements
Amended and Restated Investor Rights Agreement, dated as of April 11, 2019, by and among the Company and the parties listed thereto
Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of April 11, 2019, by and among the Company and the parties listed thereto
Amended and Restated Voting Agreement, dated as of April 11, 2019, by and among the Company and the parties listed thereto
[Schedule II to Stockholder Support Agreement]

Annex D
FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
This Amended and Restated Registration Rights Agreement (this “Agreement”), dated as of [•], is made and entered into by and among Tempo Automation Holdings, Inc., a Delaware corporation (the “Company”) (formerly known as ACE Convergence Acquisition Corp., a Cayman Islands exempted company prior to its domestication as a Delaware corporation), ACE Convergence Acquisition LLC, a Delaware limited liability company (“Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), the Noteholders (as defined below) and certain former stockholders of Tempo Automation, Inc., a Delaware corporation (“Tempo”), identified on the signature pages hereto (such stockholders, the “Tempo Holders,” and, collectively with the Sponsors, the Noteholders, the Tempo Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).
Recitals
Whereas, the Company and the Sponsors are party to that certain Registration Rights Agreement, dated as of July 27, 2020 (the “Original RRA”);
Whereas, the Company has entered into that certain Agreement and Plan of Merger, dated as of October [•], 2021, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, ACE Convergence Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company, and Tempo;
Whereas, prior to the date hereof and subject to the conditions of the Merger Agreement, the Company migrated to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Law (2020 Revision);
Whereas, on the date hereof, pursuant to the Merger Agreement, the Tempo Holders received shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company;
Whereas, certain investors (the “Investor Stockholders”) purchased an aggregate of [•] shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of October [•], 2021, entered into by and between the Company and each of the Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);
Whereas, certain investors (the “Noteholders”) purchased $[•] aggregate principal amount of the Company’s 12.00% Convertible Notes due 2025 (the “Convertible Notes”), each convertible into shares of Common Stock pursuant to the terms therein, in a transaction exempt from registration under the Securities Act;
Whereas, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsors are Holders in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof; and
Whereas, the Company and the Sponsors desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
Now, Therefore, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Common Stock” shall have the meaning given in Section 5.10.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Board” shall mean the Board of Directors of the Company.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Competing Registration Rights” shall have the meaning given in Section 5.7.
“Convertible Notes” shall have the meaning given in the recitals hereto.
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Investor Shares” shall have the meaning given in the Recitals hereto.
“Investor Stockholders” shall have the meaning given in the Recitals hereto.
“Joinder” shall have the meaning given in Section 5.10.
“Letter Agreement” means that certain letter agreement, dated as of July 27, 2020, by and among the Company, the Sponsors and certain of the Company’s current and former officers, directors and director nominees.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Noteholders” shall have the meaning given in the recitals hereto.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Permitted Transferees” shall mean any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, including Section 5.2 of this Agreement.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares); (b) any shares of Common Stock issuable upon conversion of the Convertible Notes; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company issued or issuable with respect to any securities referenced in clauses (a) through (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume or manner of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. For the avoidance of doubt, the Convertible Notes shall not be considered an “equity security” for purposes of this Agreement.
“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company;
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)   in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in Section 2.1.5.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Sponsor Holdco” shall have the meaning given in the Preamble hereto.
“Subscription Agreement” shall have the meaning given in the recitals hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Tempo” shall have the meaning given in the Preamble hereto.
“Tempo Holders” shall have the meaning given in the Preamble hereto.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1   Shelf Registration.
2.1.1   Filing.   Within thirty (30) days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the one hundred twentieth (120th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3   Additional Registrable Securities.   Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of Sponsor Holdco or a Tempo Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor Holdco, on the one hand, and the Tempo Holders, on the other hand.
2.1.4   Requests for Underwritten Shelf Takedowns.   Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor Holdco or a Tempo Holder (the Sponsor Holdco or a Tempo Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor Holdco, on the one hand, and the Tempo Holders, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata (as nearly as practicable) based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 100 Registrable Securities. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a

“Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor Holdco or a Tempo Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor Holdco, the Tempo Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor Holdco or a Tempo Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor Holdco or such Tempo Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company, including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.
2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a)   if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;
(b)   if the Registration is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and
(c)   if the Registration and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration securities in the priority set forth in Section 2.1.5.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf

Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is an executive officer or director of the Company or a Holder of more than five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10   in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   use commercially reasonable efforts to obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountings and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions, provided such participating Holders provide such information to such counsel as is customarily required for purpose of such opinions;
3.1.13   in the event of any Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);
3.1.15   with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3   Requirements for Participation in Registration Statement in Offerings.   The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to ARTICLE II and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2   Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.4.3   Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and eighty (180) days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.
3.4.4   The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2   In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Tempo Automation Holdings, Inc., 2460 Alameda St, San Francisco, CA 94103, Attention: Ryan Benton, Email: rbenton@tempoautomation.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third-Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided that, with respect to the Tempo Holders and the Sponsors, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the Tempo Holders shall be permitted to transfer its rights hereunder as the Tempo Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Tempo Holder (it being understood that no such transfer shall reduce any rights of such Tempo Holder or such transferees) and (y) the Sponsor Holdco shall be permitted to transfer its rights hereunder as the Sponsor Holdco to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor Holdco (it being understood that no such transfer shall reduce any rights of the Sponsor Holdco or such transferees).
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4   This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless it is permitted under Section 5.2.2 and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.4   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.
5.5   TRIAL BY JURY.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
5.6   Amendments and Modifications.   Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor Holdco so long as the Sponsor Holdco and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Tempo Holder so long as such Tempo Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7   Other Registration Rights.   Other than (i) the Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of July 27, 2020, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as (a) the Sponsor Holdco and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of the Sponsor Holdco, and (b) a Tempo Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant Competing Registration Rights without the prior written consent of such Tempo Holder. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8   Term.   This Agreement shall terminate on the earlier of (a) the seventh anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10   Additional Holders; Joinder.   In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of the Sponsor Holdco and each Tempo Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who has or acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.
5.11   Severability.   It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
5.12   Entire Agreement; Restatement.   This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.
[SIGNATURE PAGES FOLLOW]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
TEMPO AUTOMATION HOLDINGS, INC.
a Delaware corporation
By:

Name:

Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
HOLDERS:
ACE Convergence Acquisition LLC
a Delaware limited liability company
By:

Name:

Title:

Name: Behrooz Abdi

Name: Sunny Siu

Name: Denis Tse

Name: Kenneth Klein

Name: Ryan Benton

Name: Raquel Chmielewski

Name: Omid Tahernia

Name: Minyoung Park
[Signature Page to Amended and Restated Registration Rights Agreement]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
TEMPO HOLDERS:

[Signature Page to Amended and Restated Registration Rights Agreement]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
TEMPO HOLDERS:

[Signature Page to Amended and Restated Registration Rights Agreement]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
TEMPO HOLDERS:

[Signature Page to Amended and Restated Registration Rights Agreement]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
TEMPO HOLDERS:

[Signature Page to Amended and Restated Registration Rights Agreement]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
TEMPO HOLDERS:

[Signature Page to Amended and Restated Registration Rights Agreement]

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.
TEMPO HOLDERS:

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Tempo Automation Holdings, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.
For purposes of this Joinder, “Excluded Sections” shall mean [                 ].
Accordingly, the undersigned has executed and delivered this Joinder as of the     day of            , 20    .

Signature of Stockholder

Print Name of Stockholder

Its:
Address:

Agreed and Accepted as of
                 , 20
Tempo Automation Holdings, Inc.
By:
Name:
Its:

A-1

Schedule I
Schedule of Sponsors
Sponsors
ACE Convergence Acquisition LLC(1)
Behrooz Abdi(1)
Sunny Siu
Kenneth Klein
Ryan Benton
Raquel Chmielewski
Omid Tahernia
Minyoung Park

(1)
Mr. Abdi may be deemed to beneficially own securities held by ACE Convergence Acquisition LLC by virtue of his control over ACE Convergence Acquisition LLC. Mr. Abdi disclaims beneficial ownership of securities held by ACE Convergence Acquisition LLC except to the extent of his pecuniary interests therein.

ANNEX E
THIRD AMENDED AND RESTATED
SUBSCRIPTION AGREEMENT
This THIRD AMENDED AND RESTATED SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on August [      ], 2022, by and between ACE Convergence Acquisition Corp., a Cayman Islands exempted company (“Issuer”), and the undersigned subscriber (the “Investor”).
WHEREAS, Issuer and Investor entered into that certain Subscription Agreement, dated as of October 13, 2021 (the “Original Subscription Agreement”), in connection with the Agreement and Plan of Merger, dated as of October 13, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Issuer, Tempo Automation, Inc., a Delaware corporation (the “Company”), ACE Convergence Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Issuer (“Merger Sub”), and the other parties thereto, pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Issuer (collectively, the “Transaction”);
WHEREAS, prior to the closing of the Transaction (and as more fully described in the Transaction Agreement), Issuer will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”);
WHEREAS, in connection with the Transaction, Issuer is seeking commitments from interested investors to purchase, following the Domestication and substantially concurrently with the closing of the Transaction, shares of Issuer’s common stock, par value $0.001 per share, as such shares will exist as common stock following the Domestication (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Subscription Price”);
WHEREAS, the aggregate purchase price to be paid by the Investor for the Committed Shares (as defined herein) (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”;
WHEREAS, the Original Subscription Agreement was amended and restated in its entirety in the form of an Amended and Restated Subscription Agreement, which was entered into between Issuer and Investor (the “Amended and Restated Subscription Agreement”) on March 16, 2022;
WHEREAS, the Amended and Restated Subscription Agreement was amended and restated in its entirety in the form of a Second Amended and Restated Subscription Agreement, which was entered into between Issuer and Investor (the “Second Amended and Restated Subscription Agreement”) on July 6, 2022;
WHEREAS, substantially concurrently with the execution of the Second Amended and Restated Subscription Agreement, Issuer entered into separate subscription agreements on substantially the same terms as the Second Amended and Restated Subscription Agreement with certain other investors (collectively, the “Other Investors”) relating to the purchase of Shares;
WHEREAS, Issuer and Investor desire to amend and restate the Second Amended and Restated Subscription Agreement in its entirety and enter into this Subscription Agreement to modify the terms of the Second Amended and Restated Subscription Agreement as set forth herein; and
WHEREAS, substantially concurrently with the execution of this Subscription Agreement, Issuer is entering into amended and restated subscription agreements relating to the purchase of Shares with each of the Other Investors on substantially the same terms as this Subscription Agreement, including the same Per Share Subscription Price (collectively, the “Other Subscription Agreements”);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Issuer acknowledges and agrees as follows:
1.   Subscription; Additional Shares.
(a)   The Investor hereby irrevocably subscribes for and agrees to purchase from Issuer the number of Shares set forth on the signature page of this Subscription Agreement (the “Committed Shares”) on the terms and subject to the conditions provided for herein. Subject to the last sentence of Section 2(a), the Investor acknowledges and agrees that, as a result of the Domestication, the Committed Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not shares in a Cayman Islands exempted company). [Notwithstanding anything to the contrary contained in this Subscription Agreement, if the Investor is an Eligible Investor (as defined below), if after the date of this Subscription Agreement the Investor acquires ownership of Class A ordinary shares, par value $0.0001 per share, of the Issuer (the “Ordinary Shares”) in the open market or in privately negotiated transactions with third parties (along with any related rights to redeem or convert such Ordinary Shares in connection with the redemption conducted by the Issuer in accordance with the Issuer’s organizational documents and the final prospectus of the Issuer, dated as of July 27, 2020 and filed with the SEC (File No. 333-239716) on July 28, 2020, in conjunction with the closing of the Transaction (the “Redemption”)) at least five (5) business days prior to the Issuer’s extraordinary general meeting of shareholders to approve the Transaction and the Investor does not redeem or convert such Ordinary Shares in connection with the Redemption (including revoking any prior redemption or conversion elections made with respect to such Ordinary Shares) (such Ordinary Shares, “Non-Redeemed Shares”), the number of Shares the Investor (only if an Eligible Investor) is obligated to purchase under this Subscription Agreement shall be reduced by the number of Non-Redeemed Shares; provided, that promptly upon the Issuer’s request, the Investor will provide the Issuer with documentary evidence reasonably requested by the Issuer to evidence such Non-Redeemed Shares. The term “Eligible Investor” means any subscriber in the offering who is not a beneficial or record owner of the Company’s equity or an affiliate of the Issuer prior to the Initial Closing (as defined below).]1
(b)   In addition to the Committed Shares, the Investor shall be entitled to receive its Pro Rata Portion of 2,500,000 additional shares (the “Incentive Shares”) on the terms and subject to the conditions provided for herein as an incentive to subscribe for and purchase the Committed Shares. For purposes of this Subscription Agreement, the Investor’s “Pro Rata Portion” shall equal a fraction (expressed as a percentage), the numerator of which is the total number of Committed Shares purchased by the Investor hereunder, and the denominator of which is the total number of Shares that are purchased by the Investor, the Other Investors and any other investors eligible to receive Incentive Shares. Investor’s receipt of the Incentive Shares is conditioned upon the satisfaction or waiver of the conditions set forth in Section 2 and in Section 3 below. Subject to the last sentence of Section 2(a), the Investor acknowledges and agrees that, as a result of the Domestication, the Incentive Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not shares in a Cayman Islands exempted company).
(c)   In the event that the Adjustment Period VWAP (as defined herein) is less than $10.00 per Share (as adjusted for any stock split, reverse stock split or similar adjustment following the closing of the Transaction), Investor (or its permitted assigns) shall be entitled to receive from Issuer a number of additional Shares equal to (such additional shares, if any, the “Additional Shares”) (i) (A) (x) the number of Held Committed Shares (as defined herein) times (y) $10.00 (as adjusted for any stock split, reverse stock split or similar adjustment following the closing of the Transaction) minus the Adjustment Period VWAP minus (B) the number of Incentive Shares times the Adjustment Period VWAP divided by (ii) the Adjustment Period VWAP. For the purposes of this Agreement, “Held Committed Shares” means the number of Committed Shares (as defined herein) issued to Investor at the closing of the subscription contemplated hereby (the “Initial Closing”) that Investor (or its permitted assigns) holds on the Measurement Date (as defined herein), it being understood that in the event Investor sells any Shares prior to the Measurement Date, such sales shall be deemed to have been first

1
To be included in subscription agreement with Firsthand Technology Opportunities Fund.

of Committed Shares and then of other Shares (including Incentive Shares). Notwithstanding anything to the contrary herein, no fraction of a Share will be issued pursuant to this Section 1(b), and if Investor (or its permitted assigns) would otherwise be entitled to a fraction of a Share, the number of Additional Shares to be issued to Investor (or its permitted assigns) will instead be rounded down to the nearest whole Share, without payment in lieu of such fractional Share. The Investor acknowledges and agrees that, as a result of the Domestication, the Additional Shares, if any, issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not shares in a Cayman Islands exempted company).
(d)   For purposes of this Subscription Agreement: (i) the “Adjustment Period VWAP” means the higher of (x) the average of the VWAP of a Share, determined for each of the Trading Days during the Adjustment Period (as defined herein), and (y) $4.00 (as adjusted for any stock split, reverse stock split or similar adjustment following the closing of the Transaction); (ii) the “Adjustment Period” means the thirty (30) calendar day period beginning on and including the Resale Shelf Effectiveness Date; (iii) “business day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York or governmental authorities in the Cayman Islands (for so long as Issuer remains domiciled in Cayman Islands) are authorized or required by law to close; (iv) the “Measurement Date” means the last day of the Adjustment Period; (v) “Stock Exchange” means the securities exchange or market, if any, on which the Shares are then listed; (vi) “Trading Day” means any day on which (A) there is no VWAP Market Disruption Event and (B) trading in the Shares generally occurs on the Stock Exchange; provided, that, if the Shares are not so listed or traded on a Stock Exchange, then “Trading Day” means a business day; (vii) “VWAP Market Disruption Event” means, with respect to any date, (A) the failure by the Stock Exchange to open for trading during its regular trading session on such date or (B) the occurrence or existence, for more than a one half-hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Shares or in any options contracts or futures contracts relating to the Shares, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date; (viii) “VWAP” means, for any Trading Day, the per share volume weighted average price of the Shares as displayed under the heading “Bloomberg VWAP” on the applicable Bloomberg page (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume weighted average price is unavailable, the market value of one Share on such Trading Day, determined, using a volume weighted average price method, by a nationally recognized independent investment banking firm selected by Issuer); and (ix) “Resale Shelf Effectiveness Date” means the date on which the initial Registration Statement (as defined herein) is declared effective by the Commission (as defined below). The VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.
(e)   In the event that the Additional Period VWAP (as defined herein) is less than the Adjustment Period VWAP (as adjusted for any stock split, reverse stock split or similar adjustment following the closing of the Transaction), Investor (or its permitted assigns) shall be entitled to receive from Issuer a number of additional Shares (such additional shares, if any, the “Additional Period Shares”) equal to the lesser of (1) such Investor’s respective Pro Rata Portion of 500,000 additional Shares and (2) (i) (A) (x) the number of Additional Period Held Committed Shares (as defined herein) times (y) the Adjustment Period VWAP minus the Additional Period VWAP minus (B) the number of Incentive Shares times the Additional Period VWAP divided by (ii) the Additional Period VWAP. For the purposes of this Agreement, “Additional Period Held Committed Shares” means the number of Committed Shares issued to Investor at Initial Closing that Investor (or its permitted assigns) holds on the Additional Period Measurement Date (as defined herein), it being understood that in the event Investor sells any Shares prior to the Additional Period Measurement Date, such sales shall be deemed to have been first of Committed Shares and then of other Shares (including Incentive Shares). Notwithstanding anything to the contrary herein, no fraction of a Share will be issued pursuant to this Section 1(d), and if Investor (or its permitted assigns) would otherwise be entitled to a fraction of a Share, the number of Additional Period Shares to be issued to Investor (or its permitted assigns) will instead be rounded down to the nearest whole Share, without payment in lieu of such fractional Share. The Investor acknowledges and agrees that, as a result of the Domestication, the Additional Period Shares, if any, issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not shares in a Cayman Islands exempted company).
(f)   For purposes of this Subscription Agreement: (i) the “Additional Period VWAP” means the average of the VWAP of a Share, determined for each of the Trading Days during the Additional Period (as defined herein); (ii) the “Additional Period” means the thirty (30) calendar day period ending on the date that is 15 months following the Initial Closing; and (iii) the “Additional Period Measurement Date” means the last day of the Additional Period. The VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.
(g)   Notwithstanding anything to the contrary in Sections 1(d) and (e), in the event that a Strategic Transaction closes during the fifteen (15)-month period beginning on the date of the Initial Closing, then the Additional Period Measurement Date shall be one day prior to the date of the closing of such Strategic Transaction and the Additional Period VWAP shall mean the actual Strategic Transaction Price. “Strategic Transaction Price” means the price per Share paid or payable to the holders of outstanding Shares, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earnouts or the like; provided that, if and to the extent such price is payable in whole or in part in the form of consideration other than cash, the value of such consideration shall be (a) with respect to any securities, (i) the average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed, averaged over a period of thirty (30) Trading Days ending on the day as of which such value is being determined and the twenty-nine (29) consecutive days preceding such day, or (ii) if the information contemplated by the preceding clause (i) is not practically available, then the fair value of such securities as of the date of valuation as determined in accordance with the succeeding clause (b), and (b) with respect to any other non-cash assets, the fair value thereof as of the date of valuation, as determined by an independent, nationally recognized valuation firm reasonably selected by the Company, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer taxes payable in connection with such sale).
2.   Initial Closing; Additional Closing.
(a)   The Initial Closing shall occur on a specified date (the “Initial Closing Date”) and is expected to be substantially concurrent with the consummation of the Transaction. Subject to the satisfaction or waiver of the conditions set forth in this Section 2 and in Section 3 below, upon delivery of written notice from (or on behalf of) Issuer to the Investor (the “Closing Notice”), that Issuer reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected Initial Closing Date that is not less than ten (10) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to Issuer, ten (10) business days prior to the Initial Closing Date specified in the Closing Notice, the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by Issuer in the Closing Notice. On the Initial Closing Date, Issuer shall issue the Committed Shares and the Incentive Shares against payment of the Subscription Amount to the Investor and cause the Committed Shares and the Incentive Shares to be registered in book entry form in the name of the Investor on Issuer’s share register (which book entry records shall contain an appropriate notation concerning transfer restrictions of the Committed Shares and the Incentive Shares, in accordance with applicable securities laws of the states of the United States and other applicable jurisdictions), and will provide to the Investor evidence of such issuance from Issuer’s transfer agent. Prior to or at the Initial Closing, Investor shall deliver to Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the consummation of the Transaction does not occur within five (5) business days after the Initial Closing Date under this Subscription Agreement, Issuer shall promptly (but not later than two (2) business days thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Committed Shares and the Incentive Shares shall be deemed repurchased and cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Committed Shares at the Initial Closing.

(b)   If applicable, the issuance of the Additional Shares contemplated hereby (the “Additional Closing” and together with the Initial Closing, each, a “Closing”) shall occur on the fifth (5th) business day following the Measurement Date (the “Additional Closing Date” and together with the Initial Closing Date, each, a “Closing Date”). On the Additional Closing Date, Issuer shall, upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 3, issue the Additional Shares to Investor and cause the Additional Shares to be registered in book entry form in the name of the Investor on Issuer’s share register (which book entry records shall contain an appropriate notation concerning transfer restrictions of the Additional Shares, in accordance with applicable securities laws of the states of the United States and other applicable jurisdictions), and will provide to the Investor evidence of such issuance from Issuer’s transfer agent.
3.   Closing Conditions.   The obligation of the parties hereto to consummate the issuance, purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions: (a) there shall not be in force any injunction or order enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement; (b) all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied or waived (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be fulfilled at or substantially contemporaneously with the closing of the Transaction); (c)(i) solely with respect to the Investor’s obligation to close, the representations and warranties made by Issuer, and (ii) solely with respect to Issuer’s obligation to close, the representations and warranties made by the Investor, in each case, in this Subscription Agreement shall be true and correct in all material respects as of each Closing Date other than (x) those representations and warranties qualified by materiality, Material Adverse Effect or similar qualification, which shall be true and correct in all respects as of such Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality, Material Adverse Effect or similar qualification, all respects) as of such date, in each case without giving effect to the consummation of the Transactions; (d)(i) solely with respect to the Investor’s obligation to purchase the Committed Shares pursuant to this Subscription Agreement, Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to each Closing, and (ii) solely with respect to the Issuer’s obligation to issue and sell the Shares pursuant to this Subscription Agreement, Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to each Closing; (e) solely with respect to the Investor’s obligation to purchase the Committed Shares pursuant to this Subscription Agreement, none of the Issuer, the Company or any of their respective affiliates shall have entered into any Other Subscription Agreement with a lower Per Share Purchase Price or other terms (economic or otherwise) more favorable in any material respect to such Other Investor than as set forth in this Subscription Agreement other than any other agreement contemplated by the Transaction Agreement, and there shall not have been any amendment, waiver or modification to any Other Subscription Agreement that materially benefits any Other Investor unless the Investor has been offered the same benefit.
4.   Further Assurances.   At each Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription and issuance of the Shares, as applicable, as contemplated by this Subscription Agreement.
5.   Issuer Representations and Warranties.   Issuer represents and warrants to the Investor that:
(a)   Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of each Closing Date, following the Domestication, Issuer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.
(b)   As of each Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription

Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Issuer’s certificate of incorporation (as in effect at such time of issuance) or under the Delaware General Corporation Law.
(c)   This Subscription Agreement has been duly authorized, executed and delivered by Issuer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
(d)   The issuance and sale by Issuer of the Shares pursuant to this Subscription Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Issuer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Issuer or any of its subsidiaries is a party or by which Issuer or any of its subsidiaries is bound or to which any of the property or assets of Issuer is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Issuer and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Shares or the legal authority of Issuer to comply in all material respects with its obligations under this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Issuer or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of Issuer to comply in all material respects with its obligations under this Subscription Agreement.
(e)   As of their respective filing dates, all reports required to be filed by Issuer with the SEC since July 24, 2020 (the “SEC Reports”) complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by Issuer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.
(f)   Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 13 of this Subscription Agreement, (iv) those required by The Nasdaq Stock Market LLC, including with respect to obtaining approval of Issuer’s stockholders, and (v) the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(g)   As of the date hereof, Issuer has not received any written communication from a governmental authority that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(h)   Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by Issuer to the Investor.
(i)   Neither Issuer nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.
(j)   As of the date hereof, the issued and outstanding Class A ordinary shares of Issuer are registered pursuant to Section 12(b) of the Exchange Act. Following the Domestication, the Shares are expected to be registered under the Exchange Act.

(k)   Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents (as defined below).
6.   Investor Representations and Warranties.   The Investor represents and warrants to Issuer that:
(a)   The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is an “institutional account” (as defined in FINRA Rule 4512(c)), (iii) is not an underwriter (as defined in Section 2(a)(11) of the Securities Act) and is aware that the sale is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iv) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares. The Investor has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete. Accordingly, the Investor understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).
(b)   The Investor is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the Transaction and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares without reliance on Citigroup Global Markets Inc. (“Citi”) and Jefferies LLC (“Jefferies” and together with Citi, the “Placement Agents” and individually, a “Placement Agent”) or any of their respective affiliates, or any control persons, officers, directors, employees, agents or representatives of any of the foregoing. Accordingly, the Investor understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b). The Investor has determined based on its own independent review and such professional advice as it deems appropriate that the Investor’s purchase of the Shares and participation in the Transaction (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under the Investor’s charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound and (v) are a fit, proper and suitable investment for the Investor, notwithstanding the substantial risks inherent in investing in or holding the Shares. The Investor is able to bear the substantial risks associated with its purchase of the Shares, including, but not limited to, loss of its entire investment therein.
(c)   The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that Issuer is not required to register the Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates or book entry records representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that the Company files a Current Report on Form 8-K following the closing date of the Transaction that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor shall not engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.
(d)   The Investor acknowledges and agrees that the Investor is purchasing the Shares from Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Issuer, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Issuer expressly set forth in Section 5 of this Subscription Agreement.
(e)   The Investor acknowledges and agrees that the Investor has received, reviewed and understood the offering materials made available to it in connection with the Transaction, and has received and has had an adequate opportunity to review, such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to Issuer, the Transaction and the business of the Company and its subsidiaries. The Investor acknowledges that certain information received was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed Issuer’s filings with the SEC. The Investor acknowledges and agrees that, without reliance upon the Placement Agents or any of their respective affiliates, or any control persons, officers, directors, employees, agents or representatives of any of the foregoing, each of the Investor and the Investor’s professional advisor(s), if any, (a) has conducted its own investigation of the Issuer, the Company and the Shares and has not relied on any statements or other information provided by the Placement Agents concerning the Issuer, the Company or the Shares or the offer and sale of the Shares, (b) has had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make a decision to purchase the Shares, (c) has been offered the opportunity to ask questions of the Issuer and the Company and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to purchase the Shares; and (d) has made its own assessment and have satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. The Investor further acknowledges that the information provided to it is preliminary and subject to change, and that any changes to such information, including, without limitation, any changes based on updated information or changes in terms of the Transaction, shall in no way affect the Investor’s obligation to purchase the Shares hereunder.
(f)   The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Issuer, the Company or a representative of Issuer or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and Issuer, the Company or a representative of Issuer or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer. The Investor is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice that it deems appropriate) with respect to the Transaction, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including, but not limited to, all business, legal, regulatory, accounting, credit and tax matters. Based on such information as the Investor has deemed appropriate and without reliance upon the Placement Agents, the Investor has independently made its own analysis and decision to enter into the Transaction.
(g)   The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Issuer’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor is able to fend for itself in the transactions contemplated herein, has exercised its independent judgment in evaluating its investment in the Shares, is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither Issuer nor the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Subscription Agreement.
(h)   Alone, or together with any professional advisor(s), the Investor has been furnished with all materials that it considers relevant to an investment in the Shares, has had a full opportunity to ask questions of and receive answers from Issuer or any person or persons acting on behalf of Issuer concerning the terms and conditions of an investment in the Shares, has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in Issuer. The Investor acknowledges specifically that a possibility of total loss exists.
(i)   In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor and the representations and warranties of Issuer in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning Issuer, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.
(j)   The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
(k)   The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
(l)   The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of Issuer, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(m)   Neither the Investor nor any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, including the United Kingdom, to the extent applicable to it. The Investor further represents that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
(n)   If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) neither Issuer nor any of its affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.
(o)   No disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates, or any control persons, officers, directors, employees, agents or representatives of any of the foregoing, in connection with the offer and sale of the Shares.
(p)   In connection with the issue and purchase of the Shares, the Placement Agents have not acted as the undersigned’s financial advisor or fiduciary. The Investor acknowledges that neither the Placement Agents, nor any of its affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to the Issuer, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by the Issuer.
(q)   None of the Placement Agents, nor any of their respective affiliates, nor any control persons, officers, directors, employees, agents or representatives of any of the foregoing has (a) made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transaction, (b) made any independent investigation with respect to Issuer, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Issuer, (c) any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transaction, and (d) any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investors, Issuer, the Company or any other person or entity), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in respect of the Transaction.
(r)   In connection with the issue and purchase of the Shares, the Placement Agents are acting solely as placement agents to the Issuer in connection with the Transaction, and none of the Placement Agents, nor any of their respective affiliates, or any control persons, officers, directors, employees, agents or representatives of any of the foregoing, are acting as an underwriter or in any other capacity and is not and shall not be construed as a financial advisor or fiduciary for the Investor, the Issuer, the Company or any other person or entity in connection with the Transaction.
(s)   The Investor is aware that Citi is acting as a Placement Agent and is also acting as financial advisor to the Company in connection with the Transaction. The Investor that Jefferies is acting as financial advisor and capital markets advisor to the Issuer in connection with the Transaction and is also a Placement Agent. The Investor understands and acknowledges that Jefferies’ role as financial advisor and capital markets advisor to the Issuer may give rise to potential conflicts of interest or the appearance thereof and that these conflicts may potentially conflict with, or be adverse to, the Investor’s interests. The Investor hereby waives, to the fullest extent permitted by law, any claims it may have based on any actual or potential conflict of interest or similar claim, whether known or unknown, contingent or otherwise and wherever and whenever arising in connection with, relating to or arising from Jefferies acting as financial advisor and capital markets advisor to the Issuer.
(t)   The Investor has or has commitments to have and, when required to deliver payment to Issuer pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.
(u)   The Investor acknowledges that the Placement Agents may have acquired, or may acquire, non-public information with respect to Issuer, which the Investor agrees need not be provided to it.
7.   Registration Rights.
(a)   Issuer agrees that, within thirty (30) business days following the Initial Closing Date (such deadline, the “Initial Filing Deadline”), Issuer will submit to or file with the SEC a registration statement for a shelf registration on Form S-1 or Form S-3 (if Issuer is then eligible to use a Form S-3 shelf registration) (the “Initial Registration Statement”), in each case, covering the resale of the Committed Shares and the Incentive Shares acquired by the Investor pursuant to this Subscription Agreement which are eligible for registration (determined as of two business days prior to such submission or filing) (the “Committed Registrable Shares”). In the event that any Additional Shares issued to Investor pursuant to the terms of this Subscription Agreement are not permitted by the SEC to be registered on the Registration Statement, Issuer agrees that, within thirty (30) business days following the Additional Closing Date (the “Additional Filing Deadline” and, together with the Initial Filing Deadline, each, a

“Filing Deadline”), Issuer will submit to or file with the SEC a registration statement for a shelf registration on Form S-1 or Form S-3 (if Issuer is then eligible to use a Form S-3 shelf registration) (an “Additional Registration Statement” and, together with the Initial Registration Statement, each, a “Registration Statement”), in each case, covering the resale of the Additional Shares acquired by the Investor pursuant to this Subscription Agreement which are eligible for registration (determined as of two business days prior to such submission or filing) (the “Additional Registrable Shares” and, together with the Committed Registrable Shares, the “Registrable Shares”). Issuer shall use its commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 120th calendar day following the filing date thereof if the SEC notifies Issuer that it will “review” the Registration Statement (including a limited review) and (ii) the 10th business day after the date Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”).
(b)   Notwithstanding anything to the contrary herein, Issuer’s obligations to include any Registrable Shares in a Registration Statement are contingent upon Investor furnishing in writing to Issuer such information regarding Investor or its permitted assigns, the securities of Issuer held by Investor and the intended method of disposition of such Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by Issuer to effect the registration of such Registrable Shares at least five (5) business days in advance of the expected filing date of the applicable Registration Statement, and Investor shall execute such documents in connection with such registration as Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that Issuer shall be entitled to postpone and suspend the effectiveness or use of such Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder; provided that Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. Notwithstanding the foregoing, if the SEC prevents Issuer from including any or all of the Registrable Shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Registrable Shares pursuant to this Section 7 by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Shares which is equal to the maximum number of Registrable Shares as is permitted to be registered by the SEC. In such event, the number of Registrable Shares to be registered for each selling stockholder named in such Registration Statement shall be reduced pro rata among all such selling stockholders. In the event Issuer amends the Registration Statement in accordance with the foregoing, Issuer will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register the resale of those Registrable Shares that were not registered on the initial Registration Statement, as so amended. For as long as the Investor holds Registrable Shares, Issuer will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Registrable Shares pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Investor). Any failure by Issuer to file a Registration Statement by the applicable Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline with respect thereto shall not otherwise relieve Issuer of its obligations to file or effect the applicable Registration Statement as set forth above in this Section 7.
(c)   At its expense Issuer shall:
(i)   except for such times as Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which Issuer determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by Investor may be sold without restriction under Rule 144, including, without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (C) two (2) years from the date of effectiveness of the Registration Statement (the period of time during which Issuer is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”);
(ii)   during the Registration Period, advise Investor, as expeditiously as practicable:
(1)   when a Registration Statement or any amendment thereto has been filed with the SEC;
(2)   after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(3)   of the receipt by Issuer of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(4)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, Issuer shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding Issuer other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding Issuer;
(iii)   during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv)   during the Registration Period, upon the occurrence of any event contemplated in Section 7(c)(ii)(4) above, except for such times as Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(v)   during the Registration Period, use its commercially reasonable efforts to cause all Registrable Shares to be listed on the Stock Exchange;
(vi)   during the Registration Period, use its commercially reasonable efforts to allow the Investor to review disclosure regarding the Investor in any Registration Statement; and
(vii)   during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the Registrable Shares.
(d)   Notwithstanding anything to the contrary in this Subscription Agreement, Issuer shall be entitled to delay the filing or effectiveness of, or suspend the use of, a Registration Statement if it determines that in order for such Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event Issuer’s board of directors reasonably believes would require additional disclosure by Issuer in such Registration Statement of material information that Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in such Registration Statement would be expected, in the reasonable determination of Issuer’s board of directors to cause such Registration Statement to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of the members of Issuer’s board of directors, such filing or effectiveness or use of such Registration Statement, would be seriously detrimental to Issuer and the majority of the members of Issuer’s board of directors concludes as a result that it is essential to defer such filing (each such circumstance, a “Suspension Event”); provided, however, that Issuer may not delay or suspend a Registration Statement on more than three occasions or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days in each case during any twelve-month period. Upon receipt of any written notice from Issuer of the happening of any Suspension Event during the period that a Registration Statement is effective or if as a result of a Suspension Event a Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under such Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Issuer unless otherwise required by law or subpoena. If so directed by Issuer, Investor will deliver to Issuer or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.
(e)   Indemnification.
(i)   Issuer agrees to indemnify, to the extent permitted by law, Investor (to the extent a seller under any Registration Statement), its directors, officers and each person who controls Investor (within the meaning of the Securities Act or the Exchange Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented outside attorneys’ fees of one law firm (and one firm of local counsel)) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to Issuer by or on behalf of such Investor expressly for use therein.
(ii)   In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to Issuer in writing such information and affidavits as Issuer reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify Issuer, its directors and officers and each person or entity who controls Issuer (within the meaning of the Securities Act or the Exchange Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Investor expressly for use therein; provided, however, that the liability of such Investor shall be several and not joint with any Other Investor and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation.
(iii)   Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(iv)   The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
(v)   If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 7(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.
8.   Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if the conditions to the Initial Closing set forth in Section 3 of this Subscription Agreement are not satisfied, or are not capable of being satisfied, on or prior to the Initial Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement to be consummated at the Initial Closing will not be or are not consummated at the Initial Closing and (iv) the Agreement End Date (as defined in the Transaction Agreement and as it may be extended as described therein) if the Initial Closing has not occurred by such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Issuer shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by the Investor to Issuer in connection herewith shall be promptly (and in any event within one business day after such termination) returned to the Investor.
9.   Investor Covenant.   Investor hereby agrees that, from the date of this Subscription Agreement, none of Investor, its controlled affiliates, or any person or entity acting on behalf of Investor or any of its controlled affiliates or pursuant to any understanding with Investor or any of its controlled affiliates will engage in any Short Sales with respect to securities of Issuer prior to the Additional Closing Date. For purposes of this Section 9, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Investor that have no knowledge of this Subscription Agreement or of Investor’s participation in the Transaction (including Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.
10.   Trust Account Waiver.   The Investor acknowledges that Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Issuer and one or more businesses or assets. The Investor further acknowledges that, as described in Issuer’s prospectus relating to its initial public offering dated July 27, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of Issuer’s assets consist of the cash proceeds of Issuer’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Issuer, its public shareholders and the underwriter of Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and irrevocably agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement. Investor agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by Issuer and its affiliates to induce Issuer to enter in this Subscription Agreement, and each such party further intends and understands such waiver to be valid, binding and enforceable against the Investor and its affiliates under applicable law. To the extent Investor commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Issuer or its affiliates, which proceeding seeks, in whole or in part, monetary relief against Issuer or its affiliates, the Investor hereby acknowledges and agrees that the Investor’s sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Investor (or any person claiming on any of their behalves or in lieu of any of the Investor) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein and in the event of any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Issuer or its affiliates, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) in violation of this Subscription Agreement, Issuer shall be entitled to recover from the Investor and its affiliates, the associated legal fees and costs in connection with any such action, in the event Issuer or its affiliates, as applicable, prevails in such action or proceeding. Notwithstanding any else in this Section 10, nothing herein shall be deemed to limit the Investor’s right, title, interest or claim to the Trust Account by virtue of the Investor’s record or beneficial ownership of any equity interests in Issuer acquired by any means other than pursuant to this Subscription Agreement.
11.   Miscellaneous.
(a)   Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned; provided that the Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Investor or an affiliate thereof); provided, further, that no such assignment shall relieve the Investor of its obligations hereunder.
(b)   Issuer may request from the Investor such additional information as Issuer may deem necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall provide such information as may reasonably be requested. The Investor acknowledges that Issuer may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of Issuer.
(c)   The Investor acknowledges that Issuer and the Placement Agents (as third party beneficiaries with the right to enforce Section 4, Section 5, Section 6, Section 10, and Section 11 hereof on their own behalf and not, for the avoidance of doubt, on behalf of Issuer) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Additional Closing, the Investor agrees to promptly notify Issuer and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate. The Investor acknowledges and agrees that each purchase by the Investor of Shares from Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notification) by the Investor as of the time of such purchase.
(d)   Issuer, the Placement Agent and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(e)   All of the representations and warranties contained in this Subscription Agreement shall survive each Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive each Closing until the applicable statute of limitations or in accordance with their respective terms, if a shorter period.
(f)   This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
(g)   This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 11(c) with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
(h)   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i)   If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(j)   This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(k)   The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.
(l)   THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF NEW YORK, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW YORK) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE

MANNER PROVIDED IN THIS SECTION 11(l) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRED THE APPLICATION OF THE LAW OF ANY OTHER STATE.
(m)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(m).
12.   Non-Reliance and Exculpation.   The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of Issuer expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Issuer. The Investor acknowledges and agrees that none of (i) any Other Investor pursuant to this Subscription Agreement or any Other Subscription Agreement (including the Investor’s affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) or (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, shall have any liability to the Investor or to any Other Investor pursuant to, arising out of or relating to this Subscription Agreement or any Other Subscription Agreement, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, the Company, the Placement Agents or any Non-Party Affiliate (as defined below) concerning the Issuer, the Company, the Placement Agents, any of their respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Issuer, the Company, any Placement Agent or any of the Issuer’s, the Company’s or the Placement Agents’ controlled affiliates or any family member of the foregoing. The Investor agrees that none of the Placement Agents shall be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the sale of Shares pursuant to this Subscription Agreement. On behalf of the Investor and its affiliates, the Investor releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the sale of Shares pursuant to this Subscription Agreement. The Investor agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the sale of Shares pursuant to this Subscription Agreement. This undertaking is given freely and after obtaining independent legal advice.
13.   Press Releases.   All press releases or other public communications relating to the transactions contemplated hereby between Issuer and the Investor, and the method of the release for publication thereof, shall prior to the Additional Closing be subject to the prior approval of (i) Issuer, and (ii) to the extent such press release or public communication references the Investor or its affiliates or investment advisers by name, the Investor, which approval shall not be unreasonably withheld or conditioned; provided that neither Issuer nor the Investor shall be required to obtain consent pursuant to this Section 13 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 13. The restriction in this Section 13 shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or Stock Exchange rule; provided that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.
14.   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
If to the Investor, to the address provided on the Investor’s signature page hereto.
If to Issuer, to:
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805

Attention:
Behrooz Abdi

Email:
behrooz@acev.io

with copies to (which shall not constitute notice), to:
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301

Attention:
Michael Mies

Email:
michael.mies@skadden.com

and
If to the Company, to:
Tempo Automation, Inc.
2460 Alameda St.
San Francisco, CA 94103

Attention:
Ryan Bent on

Email:
rbenton@tempoautomation.com

and
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

Attention:
Ryan J. Maierson
Thomas G. Brandt

Email:
ryan.maierson@lw.com
thomas.brandt@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Shares are to be registered (if different):	Date: [•], 2022
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Committed Shares subscribed for: 200,000
Aggregate Subscription Amount: $2,000,000	Price Per Share: $10.00
You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by Issuer in the Closing Notice.
[Signature Page to Amended and Restated Subscription Agreement]

IN WITNESS WHEREOF, Issuer has accepted this Subscription Agreement as of the date set forth below.
ACE CONVERGENCE ACQUISITION CORP.

By:

Name: Behrooz Abdi
Title: Chief Executive Officer
Date: [•], 2022
[Signature Page to Amended and Restated Subscription Agreement]

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.
QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐
We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.
INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.
☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.
☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐
Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐
Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐
Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐
Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐
Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.

Annex F
FORM OF LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Tempo Automation Holdings, Inc., a Delaware corporation (the “Company”) (formerly known as ACE Convergence Acquisition Corp., a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation), and the Persons set forth on Schedule I hereto (such stockholders, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 2 or Section 8 of this Agreement, the “Securityholders” and each, a “Securityholder”).
WHEREAS, the Company, ACE Convergence Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Tempo Automation, Inc., a Delaware corporation (“Legacy Tempo”), entered into that certain Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.), dated as of October 13, 2021, pursuant to which, among other things, on the date hereof Merger Sub will merge with and into Legacy Tempo, with Legacy Tempo continuing on as the surviving entity (the “Surviving Corporation”) and a wholly owned subsidiary of the Company, on the terms and conditions set forth therein (the “Merger”);
WHEREAS, upon closing of the Merger, each of the Securityholders will own equity interests in the Company; and
WHEREAS, in connection with the Merger, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in the Company.
NOW, THEREFORE, the parties agree as follows:
1.   Subject to the exceptions set forth herein, each Securityholder agrees not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Domesticated Acquiror Common Stock held by it immediately after the effective time of the Merger, any shares of Domesticated Acquiror Common Stock issuable upon the exercise of options to purchase shares of Domesticated Acquiror Common Stock held by it immediately after the effective time of the Merger, or any securities convertible into or exercisable or exchangeable for Domesticated Acquiror Common Stock held by it immediately after the effective time of the Merger (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses
(i)-(iii), collectively, “Transfer”) until [the date that is 365 days after the Closing date of the Merger]1 [the date that is 180 days after the Closing date of the Merger]2 (the “Lock-Up Period”), subject to the early release provisions set forth in Section 4 below.
2.   The restrictions set forth in Section 1 shall not apply to:
(i)
in the case of an entity, Transfers (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment

1
To be included in lock-up agreement of Legacy Tempo holders and Sponsor.

2
To be included in lock-up agreement of Legacy Aspen holders.

F-1

advisor with the undersigned or (B) as part of a distribution to members, partners, shareholders or equity holders of the undersigned;
(ii)
in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)
in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)
in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(v)
in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)
in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vii)
in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(viii)
Transfers of any shares of Domesticated Acquiror Common Stock or other securities acquired as part of the PIPE Investment (as defined in the Merger Agreement) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the PIPE Investment;

(ix)
Transfers relating to Domesticated Acquiror Common Stock or other securities convertible into or exercisable or exchangeable for Domesticated Acquiror Common Stock acquired in open market transactions after the Closing; provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(x)
the exercise of stock options or warrants to purchase shares of Domesticated Acquiror Common Stock or the vesting of stock awards of Domesticated Acquiror Common Stock and any related transfer of shares of Domesticated Acquiror Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Domesticated Acquiror Common Stock , it being understood that all shares of Domesticated Acquiror Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(xi)
Transfers to the Company pursuant to any contractual arrangement in effect at the effective time of the Merger that provides for the repurchase by the Company or forfeiture of Domesticated Acquiror Common Stock or other securities convertible into or exercisable or exchangeable for Domesticated Acquiror Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xii)
the entry, by a Securityholder, at any time after the effective time of the Merger, of any trading plan providing for the sale of shares of Domesticated Acquiror Common Stock by a Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Domesticated Acquiror Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xiii)
Transfers in the event of completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s securityholders having the right to exchange their shares of Domesticated Acquiror Common Stock for cash, securities or other property; and

F-2

(xiv)
Transfers to satisfy any U.S. federal, state, or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

provided, however, that (A) in the case of clauses (i) through (vii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the applicable Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.
3.   In the event that the Company releases or waives, in full or in part, any party from a lock-up agreement entered into in connection with the Closing of the Merger, then the same number of Lock-up Shares held by the undersigned as held by such released party shall be immediately and fully released on the same terms from the applicable prohibition(s) set forth herein. The foregoing provisions of this paragraph will not apply if (i) the release or waiver is granted to a holder of Domesticated Acquiror Common Stock in connection with a follow-on public offering of Domesticated Acquiror Common Stock pursuant to a registration statement filed with the SEC, whether or not such offering or sale is wholly or partially a secondary offering of the Domesticated Acquiror Common Stock , and the undersigned, only to the extent the undersigned has a contractual right to demand or require the registration of the undersigned’s Domesticated Acquiror Common Stock or “piggyback” on a registration statement filed by the Company for the offer and sale of its Domesticated Acquiror Common Stock , has been given an opportunity to participate on a basis consistent with such contractual rights in such follow-on offering, (ii)(a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer, (iii) the aggregate number of Lock-Up Shares affected by such releases or waivers (whether in one or multiple releases or waivers) with respect to any particular beneficial or record holder of Lock-Up Shares is less than or equal to 1% of the total number of outstanding shares of Common Stock then-outstanding (on a fully-diluted basis, calculated as of the date of such release or waiver), or (iv) the Company determines in its sole discretion that a release or waiver should be granted to a record or beneficial holder of Lock-Up Shares due to circumstances of emergency or hardship. In the event that the Company changes, amends, modifies or waives (other than to correct a typographical error) any particular provision of any other lock-up agreement entered into in connection with the closing of the Merger, then the undersigned shall be offered the option (but not the requirement) to make a corresponding change, amendment, modification or waiver to this Agreement.
4.   This Agreement shall terminate upon the earlier of (i) the expiration of the Lock-Up Period, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing date of the Merger that results in all of the public stockholders of the Company having the right to exchange their shares of Domesticated Acquiror Common Stock for cash securities or other property, (iii) the day after the date on which the closing price of the Domesticated Acquiror Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing date of the Merger or (iv) the liquidation of the Company.
5.   In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

F-3

6.   This Agreement replaces Section 7(a) of that certain Letter Agreement, dated July 27, 2020, among the Company, ACE Convergence Acquisition LLC, and the Company’s officers and directors, which Section 7(a) shall be terminated and, to the extent previously applicable to a Securityholder, of no further effect with respect to such Securityholder upon the Closing of the Merger, and constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.
7.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing, executed by the Company and the Securityholders holding a majority of the shares then held by the Securityholders in the aggregate as to which this Agreement has not been terminated, executed in the same manner as this Agreement and which makes reference to this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties hereto effected in a manner which does not comply with this Section 7 shall be null and void, ab initio.
8.   Except as set forth herein, no party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on each Securityholder and each of its respective successors, heirs and assigns and permitted transferees.
9.   This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Agreement shall be brought and enforced in the Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
10.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any joinder to this Agreement by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.
11.   Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible
12.   The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.
[remainder of page intentionally left blank]

F-4

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.
TEMPO AUTOMATION HOLDINGS, INC.
By:

Name:
Title:
[Signature Page to Lock-Up Agreement]

STOCKHOLDERS:
[ • ]
By:

Name:
Title:
[Signature Page to Lock-Up Agreement]

SCHEDULE I
STOCKHOLDERS
[ACE Convergence Acquisition LLC
Astrolink International, LLC
Cendana Investments II, LP
Dolby Family Ventures II LP
Draper Associates Investments, LLC
GS Tempo Automation LLC
Industry Ventures Direct, L.P.
Lux Ventures IV, L.P.
Point72 Ventures Investments, LLC
SoftTech VC IV, LP
SoftTech VC PLUS, LP
SQN Venture Income Fund II, LP
Jeffrey McAlvay
Jesse Koenig
Bolt Fund I LP
Joy Weiss
Bill Scmitt
Ryan Benton
Ralph Richart
Dawn Sprague
Jeff Kowalski
Mattias Cedergren]3
[ • ]4

3
To be updated and included in lock-up agreement of Legacy Tempo holders.

4
To be updated and included for the Aspen lock-up agreement.

Annex G
THE COMPANIES LAW (AS AMENDED)
COMPANY LIMITED BY SHARES
THIRD AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
ACE CONVERGENCE ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED JULY 12, 2022)

THE COMPANIES LAW (AS AMENDED)
COMPANY LIMITED BY SHARES
THIRD AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
ACE CONVERGENCE ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED JULY 12, 2022)
1.
The name of the company is ACE Convergence Acquisition Corp. (the “Company”).

2.
The registered office of the Company will be situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

3.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”).

4.
The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Law.

5.
The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.
The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.
The authorised share capital of the Company is US$55,500 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each; 50,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each and 5,000,000 Preference Shares of a nominal or par value of US$0.0001 each provided always that subject to the Companies Law and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.
The Company may exercise the power contained in Section 206 of the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

G-i

G-ii

THE COMPANIES LAW (AS AMENDED)
COMPANY LIMITED BY SHARES
THIRD AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
ACE CONVERGENCE ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED JULY 12, 2022)
TABLE A
The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Law shall not apply to ACE Convergence Acquisition Corp. (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.
INTERPRETATION
1.
In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Applicable Law” means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.
“Articles” means these amended and restated articles of association of the Company, as amended or substituted from time to time.
“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.
“Business Combination” means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Company and one or more businesses (the “Target Business”), which: (i) must occur with one or more target businesses with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank check company or a similar company with nominal operations.
“Business Combination Article” means Articles 13 to 26 of these Articles.
“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.
“Class A Share” means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share” means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Commission” means the Securities and Exchange Commission of the United States of America or any other U.S. federal agency for the time administering the Securities Act and the Company Act.
“Company Act” means the U.S. Investment Company Act of 1940, as amended, or any similar U.S. federal statute and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“Companies Law” means the Companies Law (as amended) of the Cayman Islands.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.
“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are then traded, including but not limited to The Nasdaq Capital Market.
“Equity-linked Securities” means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“Founder Shares” means the Class B Shares initially purchased by the Sponsor in a private placement prior to the consummation of the Offering.
“Initial Shareholders” means the Company’s Sponsor and the other holders of the Founder Shares prior to the consummation of the Offering.
“Investments” means:
(a)
all forms of securities and other financial instruments whatsoever including, without limitation: share capital; stock; shares of beneficial interest; partnership interests, trust interests and similar financial instruments; bonds; notes; debentures (whether subordinated, convertible or otherwise); commodities; currencies; interest rate, currency, commodity, equity and other derivative products, including, without limitation, (i) futures contracts (and options thereon) relating to stock indices, currencies, securities of any governments, other financial instruments and all other commodities; (ii) swaps, options, warrants, caps, collars, floors and forward rate agreements; (iii) spot and forward currency transactions; and (iv) agreements relating to or securing such transactions; equipment lease certificates; equipment trust certificates; loans; credit paper; accounts and notes receivable and payable held by trade or other creditors; trade acceptances; contract and other claims; executory contracts; participations; mutual funds; money market funds; exchange traded funds; structured securities; purchase agreements; obligations of any government and instrumentalities of any of them; commercial paper; certificates of deposit; bankers’ acceptances; choses in action; trust receipts; and other instruments or evidences of indebtedness of whatever kind or nature; in each case, of any Person or government whether or not publicly traded or readily marketable or such other form of security or financial instrument as the Directors may from time to time determine; and

(b)
any investments not otherwise prohibited by the Memorandum of Association, including without limitation the forms of securities listed in (a) above, cash and cash equivalents, physical commodities and bullion or instruments of any kind representing ownership thereof, real estate and property of any kind.

“Indemnification Articles” has the meaning ascribed to it in Article 165 of these Articles.
“Memorandum of Association” means the amended and restated memorandum of association of the Company, as amended or substituted from time to time.
“Offering” means an initial public offering of Shares.
“Offering Shares” means the Shares sold in the Offering, whether such Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of the Sponsor.
“Office” means the registered office of the Company as required by the Companies Law.
“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:
(a)
passed by a simple majority (or, with respect to a resolution in connection with Article 112 or Article 125(d) of these Articles, not less than two-thirds) of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“Preference Shares” means the Shares in the capital of the Company designated as Preference Shares, and having the rights such rights and being subject to such limitations as shall be determined at the time of their issuance in accordance with these Articles.
“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.
“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.
“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Law and these Articles, means the Register maintained by the Company pursuant to the Companies Law and these Articles that is not designated by the Directors as a Branch Register.
“Public Shareholders” means the holders of the Offering Shares which are not the Initial Shareholders.
“Redemption Limitation” has the meaning ascribed to it in Article 14 of these Articles.
“Redemption Price” has the meaning ascribed to it in Article 14 of these Articles.
“Redemption Rights” has the meaning ascribed to it in Article 14 of these Articles.
“Register” means the register of Members of the Company required to be kept pursuant to the Companies Law and includes any Branch Register(s) established by the Company in accordance with the Companies Law.
“Registration Statement” means the Company’s registration statement on Form S-1, as filed with the Commission, as may be amended or superseded from time to time.
“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.
“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar U.S. federal statute and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.
“Series” means a series of a Class as may from time to time be issued by the Company.
“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.
“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Law.
“signed” means bearing a signature or representation of a signature affixed by mechanical means.
“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Law, being a resolution:
(a)
passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Sponsor” means ACE Convergence Acquisition LLC, a Delaware limited liability company.
“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.
“Trust Account” has the meaning ascribed to it in Article 13 of these Articles.
2.
In these Articles, save where the context requires otherwise:

(a)
words importing the singular number shall include the plural number and vice versa;

(b)
words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)
the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)
reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)
reference to a statutory enactment shall include reference to any amendment or reenactment thereof for the time being in force;

(f)
reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)
reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.
Subject to the preceding Articles, any words defined in the Companies Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY
4.
The business of the Company may be commenced at any time after incorporation.

5.
The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.
The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.
The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Law and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Law, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Law and the rules or requirements of any Designated Stock Exchange.

SHARES
8.
Subject to these Articles, and where applicable, the rules of the Designated Stock Exchange, the Commission and/or any competent regulatory authority, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)
issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)
grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.
9.
The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.
The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.
The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.
The holders of all Shares shall be:

(a)
entitled to dividends in accordance with the relevant provisions of these Articles;

(b)
entitled to the rights on a winding up of the Company in accordance with the relevant provisions of these Articles; and

(c)
entitled to receive notice of and attend general meetings of the Company and shall, except as otherwise provided herein, be entitled to one vote for each Share registered in the name of such holder in the Register of Members, both in accordance with the relevant provisions of these Articles.

BUSINESS COMBINATION REQUIREMENTS
13.
The provisions of this Article 13 shall apply during the period commencing upon the adoption of these Articles and terminating upon the first to occur of the consummation of an initial Business Combination and the full distribution of the Trust Account pursuant to this Article. Immediately after the Offering, a certain amount of the net offering proceeds received by the Company in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Registration Statement shall be deposited in a trust account (the “Trust Account”), established for the benefit of Public Shareholders pursuant to a trust agreement described in the Registration Statement. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay income taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of: (1) the completion of an initial Business Combination; (2) the redemption of any Offering Shares properly submitted in connection with a Shareholder vote to amend these Articles (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with an initial Business Combination or to redeem 100% of the Offering Shares if the Company does not complete its initial Business Combination by October 13, 2022, or (B) with respect to any other provision relating to Shareholders’ rights or pre-initial Business Combination activity; and (3) the redemption of the Offering Shares if the Company has not completed an initial Business Combination by October 13, 2022, or such later time as the Members may approve in accordance with these Articles, subject to applicable law.

14.
Prior to the consummation of the initial Business Combination, the Company shall provide all Public Shareholders with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Articles 15 and 16 (such rights of such holders to have their Offering Shares redeemed being the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Article 15 (the “Redemption Price”); provided, however, that the Company shall not redeem or repurchase Offering Shares to the extent that such redemption would result in the Company’s net tangible assets being less than US$5,000,001 or such greater amount as the Board of Directors may determine may be necessary to satisfy any closing condition to any initial Business Combination (such limitation hereinafter called the “Redemption Limitation”).

15.
If the Company offers to redeem the Offering Shares other than in conjunction with a Shareholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act and filing proxy materials with the Commission, the Company shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Article 14 pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E under the Exchange Act (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the Commission prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A under the Exchange Act (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a Shareholder vote is required to approve the proposed initial Business Combination, or the Company decides to submit the proposed initial Business Combination to the Public Shareholders for their approval, the Company shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Article 14 hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Article 15. In the event that the Company offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules or in conjunction with a Shareholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Offering Shares payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable) by (ii) the total number of then issued and outstanding Offering Shares. Unless extended by the Company in its sole discretion, holders of Offering Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the scheduled vote on the proposal to approve our initial Business Combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, rather than simply voting against the initial Business Combination. The tender offer or proxy materials, as applicable, that will be furnished to holders of Offering Shares in connection with the Company’s initial Business Combination will indicate whether the Company is requiring Public Shareholders to satisfy such delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly redeem its Shares.
16.
If the Company offers to redeem the Offering Shares in conjunction with a Shareholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Shareholder, together with any affiliate of such Shareholder or any other person with whom such Shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Offering Shares, without the prior consent of the Company.

17.
In the event that the Company has not consummated an initial Business Combination by October 13, 2022, or such later time as the Members may approve in accordance with these Articles, the Company shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its income taxes (less up to US$100,000 of such net interest to pay dissolution expenses), by (B) the total number of then issued and outstanding Offering Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining Public Shareholders and the Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under the Companies Law to provide for claims of creditors and other requirements of applicable law.

18.
If the Company offers to redeem the Offering Shares in conjunction with a Shareholder vote on an initial Business Combination, the Company shall consummate the proposed initial Business Combination only if (i) it is approved by an Ordinary Resolution, and (ii) the Redemption Limitation is not exceeded.

19.
If the Company conducts a tender offer pursuant to Article 15, the Company shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.

20.
A Public Shareholder shall be entitled to receive funds from the Trust Account only as provided in Articles 14, 15, 16, 17 or 23 of these Articles. In no other circumstances shall a Public Shareholder have any right or interest of any kind in or to distributions from the Trust Account, and no Shareholder other than a Public Shareholder shall have any interest in or to the Trust Account.

21.
Each Shareholder that does not properly exercise its Redemption Rights shall retain its Shares in the Company and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Company, and following payment to any Public Shareholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Company.

22.
The exercise by a Shareholder of its Redemption Rights shall be conditioned on such Shareholder following the specific procedures for redemptions set forth by the Company in any applicable tender offer or proxy materials sent to the Public Shareholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.
23.
If, in accordance with Article 14, any amendment is made to these Articles (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Offering Shares if the Company has not consummated an initial Business Combination by October 13, 2022, or (ii) with respect to any other provision of these Articles relating to Public Shareholders’ rights or pre-initial Business Combination activity, the Public Shareholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its income taxes, divided by the number of then issued and outstanding Offering Shares. The Company’s ability to provide such opportunity is subject to the Redemption Limitation.

24.
The Company’s initial Business Combination must occur with one or more target businesses with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting discounts and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination.

25.
The Company may enter into a Business Combination with a Target Business that is affiliated with the Sponsor, the Directors or officers of the Company. In the event the Company seeks to complete an initial Business Combination with such a target, the Company, or a committee of independent and disinterested Directors, shall obtain an opinion from an independent investment banking firm which is a member of the Financial Industry Regulatory Authority, Inc., or an independent accounting firm that such Business Combination is fair to the Company from a financial point of view. The Company will not effectuate its initial Business Combination solely with another blank check company or a similar company with nominal operations.

26.
After the issue of Shares in connection with the Offering and prior to the consummation of the initial Business Combination, the Company shall not issue additional Shares or any other securities that that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with the Offering Shares in respect of any initial Business Combination.

MODIFICATION OF RIGHTS
27.
Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class). To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.
28.
The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES
29.
Every Person whose name is entered as a member in the Register shall, without payment, be entitled to a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide or as any Designated Stock Exchange may from time to time determine) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the Register.

30.
Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

31.
Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1 or such smaller sum as the Directors shall determine.

32.
If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

33.
In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES
34.
The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN
35.
The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.
36.
The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

37.
For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

38.
The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES
39.
The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

40.
The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

41.
If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

42.
The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

43.
The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

44.
The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES
45.
If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

46.
The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

47.
If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

48.
A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

49.
A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

50.
A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

51.
The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

52.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES
53.
Subject to these Articles, the rules or regulations of the Designated Stock Exchange or any relevant securities laws (including, but not limited to the Exchange Act) and any agreements entered into by Shareholders containing restrictions and limitations for transfer of certain Shares, a Shareholder may transfer all or any of his or her Shares.

54.
The instrument of transfer of any Share shall be in (i) any usual or common form; (ii) such form as is prescribed by the Designated Stock Exchange; or (iii) in any other form as the Directors may determine and may be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

55.
Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant securities laws (including, but not limited to the Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

56.
The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

57.
All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.
TRANSMISSION OF SHARES
58.
The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

59.
Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

60.
A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL
61.
The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

62.
The Company may by Ordinary Resolution:

(a)
consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)
convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)
subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)
cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

63.
The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES
64.
Subject to the Companies Law, the rules or regulations of the Designated Stock Exchange or any relevant securities laws (including, but not limited to the Exchange Act), the Company may:

(a)
issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)
purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)
make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Law, including out of its capital; and

(d)
accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

65.
The redemption of such Shares, except Offering Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)
Members who hold Offering Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)
Founder Shares held by the Initial Shareholders shall be surrendered by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full so that the number of Class B Shares will equal 20 per cent of the Company’s issued Shares after the Offering; and

(c)
Offering Shares shall be repurchased by the Company in the circumstances set out in the Business Combination Article hereof.

66.
Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

67.
The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

68.
The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES
69.
Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Law. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

70.
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

71.
The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)
the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)
a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Law, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

72.
Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS
73.
The Directors may, whenever they think fit, convene a general meeting of the Company.

74.
Subject to these Articles, for so long as the Company’s Shares are traded on a Designated Stock Exchange, the Company may, but shall not (unless required by the Companies Law) be obliged to, in each year hold a general meeting as its annual general meeting at such time and place as may be determined by the Directors in accordance with the rules of the Designated Stock Exchange.

75.
The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

76.
If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS
77.
At least seven calendar days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, and shall be given in the manner hereinafter mentioned or as may be prescribed by the rules of the Designated Stock Exchange or in such other manner, if any, as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent in par value of the Shares giving that right.

78.
The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

79.
No business may be transacted at an annual general meeting, other than business that is either (i) specified in the notice of the annual general meeting (or any supplement thereto) given by or at the direction of the Directors, (ii) otherwise properly brought before the annual general meeting by or at the direction of the Directors. Notwithstanding anything in this Article to the contrary, only persons nominated for election as a Director to fill any term of a Directorship that expires on the date of the annual general meeting pursuant to these Articles will be considered for election at such meeting.

PROCEEDINGS AT GENERAL MEETINGS
80.
All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

81.
No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles,

one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.
82.
If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

83.
If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

84.
The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company.

85.
If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

86.
The chairman may adjourn a meeting from time to time and from place to place either:

(a)
with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)
without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)
secure the orderly conduct or proceedings of the meeting; or

(ii)
give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
87.
At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

88.
If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

89.
In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

90.
A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS
91.
Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder.

92.
In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

93.
A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

94.
No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

95.
On a poll votes may be given either personally or by proxy.

96.
The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

97.
An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

98.
The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

99.
The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

100.
A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS
101.
Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES
102.
If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.
DIRECTORS
103.
Subject to Article 107, the Company may by Ordinary Resolution appoint any Person to be a Director or may by Ordinary Resolution remove any Director.

104.
The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

105.
There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

106.
The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

107.
For so long as the Company’s Shares are traded on a Designated Stock Exchange, any and all vacancies in the board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the board of Directors, and not by the Members. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the board of Directors shall, subject to Article 5 above, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full board of Directors until the vacancy is filled.

DIRECTORS’ FEES AND EXPENSES
108.
The ordinary remuneration of the Directors shall from time to time be determined by the Company in a general meeting or by the board of Directors (as the case may be) and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the board of Directors in such proportions and in such manner as the board of Directors may agree such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

109.
Each Director shall be entitled to be repaid or prepaid all necessary travelling, hotel and incidental expenses incurred by him in attending meetings of the Directors or committees of the Directors or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

ALTERNATE DIRECTOR
110.
Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.
POWERS AND DUTIES OF DIRECTORS
111.
Subject to the Companies Law, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company.

No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.
112.
The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company (including, for the avoidance of doubt and without limitation, any chairman (or co-chairman) of the board of Directors, vice chairman of the board of Directors, one or more chief executive officers, presidents, a chief financial officer, a secretary, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors), for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

113.
The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

114.
The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

115.
The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

116.
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

117.
The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

118.
The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

119.
Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

120.
The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

BORROWING POWERS OF DIRECTORS
121.
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL
122.
The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

123.
The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

124.
Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS
125.
The office of Director shall be vacated, if the Director:

(a)
becomes bankrupt or makes any arrangement or composition with his creditors;

(b)
dies or is found to be or becomes of unsound mind;

(c)
resigns his office by notice in writing to the Company;

(d)
is removed from office by Ordinary Resolution;

(e)
is removed from office by notice addressed to him at his last known address and signed by all of his co-Directors (not being less than two in number); or

(f)
is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS
126.
The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

127.
A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

128.
The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

129.
A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

130.
A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

131.
Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

132.
The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)
all appointments of Officers made by the Directors;

(b)
the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

133.
When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

134.
A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

135.
The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

136.
The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

137.
Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

138.
A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

139.
All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS
140.
Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Law and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

141.
Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

142.
The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.
143.
Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

144.
The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

145.
Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

146.
If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

147.
No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION
148.
The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

149.
The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

150.
The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

151.
The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

152.
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee as a committee of the board of Directors and shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the audit committee shall comply with the rules and regulations of the Commission, the Designated Stock Exchange, any competent regulatory authority and/or under applicable law.

153.
The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES
154.
Subject to the Companies Law and these Articles, the Directors may:

(a)
resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)
appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)
paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)
paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;
(c)
make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)
authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)
the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)
the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and
(e)
generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT
155.
The Directors shall in accordance with the Companies Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

156.
There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Law, out of capital.

NOTICES
157.
Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.
158.
Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

159.
Any notice or other document, if served by:

(a)
post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)
facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)
recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)
electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.
160.
Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

161.
Notice of every general meeting of the Company shall be given to:

(a)
all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)
every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.
INDEMNITY
162.
To the fullest extent permitted by law, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions or proceedings whether threatened, pending or completed (a “Proceeding”), costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment), in the execution or discharge of his duties, powers, authorities or discretions, or in respect of any actions or activities undertaken by an Indemnified Person provided for and in accordance with these Articles, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending or otherwise being involved in, (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. Each Member shall waive any claim or right of action he or she might have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person, or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any actual fraud, wilful default or wilful neglect, which may attach to such Indemnified Person.
163.
No Indemnified Person shall be liable:

(a)
for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)
for any loss on account of defect of title to any property of the Company; or

(c)
on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)
for any loss incurred through any bank, broker or other similar Person; or

(e)
for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.
164.
The Company shall pay the expenses (including attorneys’ fees) incurred by a Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article or otherwise.

165.
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

166.
Neither any amendment nor repeal of these Articles set forth under this heading of “Indemnity” (the “Indemnification Articles”), nor the adoption of any provision of the Memorandum of Association or Articles inconsistent with the Indemnification Articles, shall eliminate or reduce the effect of the Indemnification Articles, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for these Indemnification Articles, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

167.
The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire. The rights to indemnification and advancement of expenses conferred by this Article shall be contract rights and such rights shall continue as to an Indemnified Person who has ceased to be a Director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

NON-RECOGNITION OF TRUSTS
168.
Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Law requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.
WINDING UP
169.
If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

170.
If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION
171.
Subject to the Companies Law and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE
172.
For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may by any means in accordance with the requirements of any Designated Stock Exchange provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

173.
In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

174.
If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION
175.
The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION
176.
The Company may merge or consolidate in accordance with the Companies Law.

177.
To the extent required by the Companies Law, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE
178.
The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any Designated Stock Exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

CLASS B SHARE CONVERSION
179.
The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to Articles 27 and 108) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

180.
Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof, and (b) automatically on the day of the closing of a Business Combination.

181.
Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in connection with a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20 per cent of the sum of all Class A Shares outstanding after such conversion (after giving effect to any redemptions of Class A Shares pursuant to the Business Combination Article), including the total number of Class A Shares issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Business Combination, excluding any Class A Shares or Equity-linked Securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, Officers or Directors upon conversion of working capital loans.

182.
Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Modification of Rights Article hereof.

183.
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

184.
Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

185.
References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

186.
Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

BUSINESS OPPORTUNITIES
187.
To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

188.
Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

189.
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex H
CERTIFICATE OF INCORPORATION
OF
TEMPO AUTOMATION HOLDINGS, INC.
ARTICLE I
NAME
The name of the corporation is Tempo Automation Holdings, Inc. (the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is 919 North Market Street, Suite 950, in the City of Wilmington, County of New Castle, 19808, and the name of its registered agent at such address is InCorp Services, Inc.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.
ARTICLE IV
CAPITAL STOCK
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 620,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 600,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 20,000,000, having a par value of $0.0001 per share.
The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:
A.
COMMON STOCK.

1.   General.   The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.
2.   Voting.
a.
Except as otherwise provided herein (including any Certificate of Designation) or otherwise required by law, the holders of the shares of Common Stock shall exclusively possess all voting power with respect to the Corporation.

b.
Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter.
c.
Except as otherwise provided herein (including any Certificate of Designation) or otherwise required by law, at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

d.
Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
3.   Dividends.   Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.
4.   Liquidation.   Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.
B.
PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.
Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Certificate of Designation).
The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
A.   Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible and designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Certificate, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.
B.   Except as otherwise expressly provided by the DGCL or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Directors shall be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.
C.   Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.
D.   Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.
E.   Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
F.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.
G.   The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.
ARTICLE VI
SOLE INCORPORATOR
The name and address of the sole incorporator of the Company (the “Sole Incorporator”) is as follows:
[ • ]
ARTICLE VII
STOCKHOLDERS
A.   Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
B.   Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.
C.   Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.
ARTICLE VIII
LIABILITY
No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Certificate inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE IX
INDEMNIFICATION
A.   To the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she or a person for whom he or she is the legal representative is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding; provided that such indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Article IX or otherwise. The rights to indemnification and advancement of expenses conferred by this Article IX shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article IX, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
B.   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article IX shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
C.   Any repeal or amendment of this Article IX by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Article IX, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
D.   This Article IX shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE X
FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
ARTICLE XI
AMENDMENTS
A.   Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VII, Article VIII, Article IX, Article X, and this Article XI.
B.   If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.
[Signature Page Follows]

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this          day of         , 20  .

[Name]
Sole Incorporator
[Signature Page to Certificate of Incorporation]

Annex I
Bylaws of
Tempo Automation Holdings, Inc.
(a Delaware corporation)

I-i

I-ii

Bylaws of
Tempo Automation Holdings, Inc.

Article I — Corporate Offices
1.1   Registered Office.
The address of the registered office of Tempo Automation Holdings, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2   Other Offices.
The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business and affairs of the Corporation may require.
Article II — Meetings of Stockholders
2.1   Place of Meetings.
Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office, whether within or outside of the State of Delaware.
2.2   Annual Meeting.
The Board shall designate the date and time of the annual meeting. At the annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting in accordance with Section 2.4. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.
2.3   Special Meeting.
Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.
No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.
2.4   Notice of Business to be Brought before a Meeting.
(a)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause

(iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.
(b)   For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(c)   To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i)   As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii)   As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and
(iii)   As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.
For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d)   A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(e)   Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(f)   This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(g)   For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
2.5   Notice of Nominations for Election to the Board.
(a)   Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(b)   (i)   Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.
(ii)   Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(iii)   In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(iv)   In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(c)   To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i)   As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));
(ii)   As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and
(iii)   As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to

Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).
For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(d)   A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(e)   In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
(f)   To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).
(g)   The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.
(h)   A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(i)   No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(j)   Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.
2.6   Notice of Stockholders’ Meetings.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
2.7   Quorum.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.8
Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.
2.9   Conduct of Business.
The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
2.10   Voting.
Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.
Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.11   Record Date for Stockholder Meetings and Other Purposes.
In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
2.12   Proxies.
Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.
2.13   List of Stockholders Entitled to Vote.
The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.
2.14   Inspectors of Election.
Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.
Such inspectors shall:
(i)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii)   count all votes or ballots;
(iii) count and tabulate all votes;
(iv)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v)   certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.
2.15   Delivery to the Corporation.
Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.
Article III — Directors
3.1   Powers.
Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
3.2   Number of Directors.
Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3   Election, Qualification and Term of Office of Directors.
Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders or residents of the State of Delaware. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.
3.4   Resignation and Vacancies.
Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.
Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
3.5   Place of Meetings; Meetings by Telephone.
The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.
3.6   Regular Meetings.
Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.
3.7   Special Meetings; Notice.
Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i)
delivered personally by hand, by courier or by telephone;

(ii)
sent by United States first-class mail, postage prepaid;

(iii)
sent by facsimile or electronic mail; or

(iv)
sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8   Quorum.
At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
3.9   Board Action without a Meeting.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.
3.10   Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
Article IV — Committees
4.1   Committees of Directors.
The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.
4.2   Committee Minutes.
Each committee shall keep regular minutes of its meetings and report the same to the Board when required.
4.3   Meetings and Actions of Committees.
Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i)   Section 3.5 (place of meetings; meetings by telephone);

(ii)   Section 3.6 (regular meetings);
(iii)   Section 3.7 (special meetings; notice);
(iv)   Section 3.9 (board action without a meeting); and
(v)   Section 7.13 (waiver of notice),
with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:
(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii)   special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii)   the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.
4.4   Subcommittees.
Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
Article V — Officers
5.1   Officers.
The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Chief Operating Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.
5.2   Appointment of Officers.
The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.
5.3   Subordinate Officers.
The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.
5.4   Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
5.5   Vacancies in Offices.
Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.
5.6   Representation of Shares of Other Corporations.
The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
5.7   Authority and Duties of Officers.
All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.
5.8   Compensation.
The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.
Article VI — Records
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.
Article VII — General Matters
7.1   Execution of Corporate Contracts and Instruments.
The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.
7.2   Stock Certificates.
The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.
The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.
7.3   Special Designation of Certificates.
If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
7.4   Lost Certificates.
Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
7.5   Shares Without Certificates
The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.
7.6   Construction; Definitions.
Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.
7.7   Dividends.
The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
7.8   Fiscal Year.
The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.
7.9   Seal.
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
7.10   Transfer of Stock.
Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.
7.11   Stock Transfer Agreements.
The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
7.12   Registered Stockholders.
The Corporation:
(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and
(ii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
7.13   Waiver of Notice.
Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII — Notice
8.1   Delivery of Notice; Notice by Electronic Transmission.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.
Any notice given pursuant to the preceding paragraph shall be deemed given:
(i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;
(ii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iii)   if by any other form of electronic transmission, when directed to the stockholder.
Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
Article IX — Indemnification
9.1   Indemnification of Directors and Officers.
The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to employee benefit plans (hereinafter, an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as director, officer, employee, or agent, or in any other capacity while serving as director, officer, employee or agent, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with any such Proceeding; provided that such indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such indemnitee only if the Proceeding was authorized in the specific case by the Board.
9.2   Indemnification of Others.
The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.
9.3   Prepayment of Expenses.
In addition to the obligation to indemnify conferred in Section 9.1, the Corporation shall to the fullest extent not prohibited by the DGCL or any other applicable law pay the expenses (including attorneys’ fees) incurred by any indemnitee, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by or on behalf of the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX — or otherwise.
9.4   Determination; Claim.
If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX — is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX — is not paid in full within twenty (20) days, after a written claim therefor has been received by the Corporation the indemnitee may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
9.5   Non-Exclusivity of Rights.
The rights conferred on any person by this Article IX — shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
9.6   Insurance.
The Corporation shall purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.
9.7   Other Indemnification.
The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.
9.8   Continuation of Indemnification.
The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX — shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.
9.9   Amendment or Repeal; Interpretation.
The provisions of this Article IX — shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX — the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX — are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX — shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.
Any reference to an officer of the Corporation in this Article IX — shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V — or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V — , and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX — .
Article X — Amendments
The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.
Article XI — Forum Selection
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative Proceeding brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI — , the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI — . Notwithstanding the foregoing, the provisions of this Article XI — shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
Article XII — Definitions
As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:
An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).
An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.
The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Tempo Automation Holdings, Inc.
Certificate of Bylaws

The undersigned hereby certifies that [he][she] is the duly elected, qualified, and acting Secretary of Tempo Automation Holdings, Inc., a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on                  , 2022, effective as of                  , 2022, by the Corporation’s board of directors.
IN WITNESS WHEREOF, the undersigned has hereunto set [his][her] hand this             day of                  , 2022.

[Name]
[Full Title of Secretary]

Annex J
TEMPO AUTOMATION HOLDINGS, INC.
2022 INCENTIVE AWARD PLAN
ARTICLE I.
PURPOSE
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.
ARTICLE II.
ELIGIBILITY
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.
ARTICLE III.
ADMINISTRATION AND DELEGATION
3.1   Administration.   The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.
3.2   Appointment of Committees.   To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such Committee or committee and/or re-vest in itself any previously delegated authority at any time.
ARTICLE IV.
STOCK AVAILABLE FOR AWARDS
4.1   Number of Shares.   Subject to adjustment under Article VIII and the terms of this Article IV, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be equal to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.
4.2   Share Recycling.   If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised/settled or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. In addition, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 4.1 and shall not be available for future grants of Awards: (a) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (b) Shares purchased on the open market with the cash proceeds from the exercise of Options.
4.3   Incentive Stock Option Limitations.   Notwithstanding anything to the contrary herein, no more than [•] Shares may be issued pursuant to the exercise of Incentive Stock Options.
4.4   Substitute Awards.   In connection with an entity’s merger or consolidation with the Company of any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.
4.5   Non-Employee Director Compensation.   Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time; provided that, the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000.
ARTICLE V.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
5.1   General.   The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2   Exercise Price.   The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the Board, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or a Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.
5.3   Duration.   Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be automatically extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term (or any shorter maximum, if applicable) of the applicable Option or Stock Appreciation Right. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.
5.4   Exercise.   Options and Stock Appreciation Rights may be exercised by delivering to the Company (or its Agent) a written notice of exercise, in a form the Administrator approves (which may be electronic and provided through the online platform maintained by an Agent), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.
5.5   Payment Upon Exercise.   Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by online payment through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator, by:
(a)   cash, wire transfer of immediately available funds or check payable to the order of the Company, provided that the Administrator may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;
(b)   if there is a public market for Shares at the time of exercise, unless the Administrator otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;
(c)   delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d)   surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;
(e)   delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or
(f)   any combination of the above payment forms approved by the Administrator.
5.6   Additional Terms of Incentive Stock Options.   The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.
ARTICLE VI.
RESTRICTED STOCK; RESTRICTED STOCK UNITS
6.1   General.   The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units to Service Providers, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.
6.2   Restricted Stock.
(a)   Dividends.   Participants holding Shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Stock, dividends which are paid to holders of Common Stock prior to vesting shall only be paid out to the Participant holding such Restricted Stock to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.
(b)   Stock Certificates.   The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.

6.3   Restricted Stock Units.
(a)   Settlement.   The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.
(b)   Stockholder Rights.   A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.
ARTICLE VII.
OTHER STOCK OR CASH BASED AWARDS; DIVIDEND EQUIVALENTS
7.1   Other Stock or Cash Based Awards.   Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, or any combination of the foregoing, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s) (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. In addition, the Company may adopt subplans or programs under the Plan pursuant to which it makes Awards available in a manner consistent with the terms and conditions of the Plan.
7.2   Dividend Equivalents.   A grant of Restricted Stock Units or Other Stock or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no dividends or Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only be paid out to the Participant to the extent that the vesting conditions applicable to the underlying Award are satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable in accordance with the foregoing, unless otherwise determined by the Administrator.
ARTICLE VIII.
ADJUSTMENTS FOR CHANGES IN COMMON STOCK
AND CERTAIN OTHER EVENTS
8.1   Equity Restructuring.   In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and/or making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.
8.2   Corporate Transactions.   In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:
(a)   To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;
(b)   To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
(c)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;
(d)   To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;
(e)   To replace such Award with other rights or property selected by the Administrator; and/or
(f)   To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.
8.3   Effect of Non-Assumption in a Change in Control.   Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Award is not continued, converted, assumed, or replaced with a substantially similar award by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Award shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Award shall lapse, in which case, such Award shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Common Stock (i) which may be on such terms and conditions as apply generally to holders of Common Stock under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (ii) determined by reference to the number of Shares subject to such Award and net of any applicable exercise price; provided that to the extent that any Award constitutes “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A (to the extent applicable to such Award) without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which the Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. The Administrator shall determine whether an Assumption of an Award has occurred in connection with a Change in Control.

8.4   Administrative Stand Still.   In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.
8.5   General.   Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.
ARTICLE IX.
GENERAL PROVISIONS APPLICABLE TO AWARDS
9.1   Transferability.   Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.
9.2   Documentation.   Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. The Award Agreement will contain the terms and conditions applicable to an Award. Each Award may contain terms and conditions in addition to those set forth in the Plan.
9.3   Discretion.   Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.
9.4   Termination of Status.   The Administrator will determine how a Participant’s Disability, death, retirement or authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award (including whether and when a Termination of Service has occurred) and the extent to which, and the period during which the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.
9.5   Withholding.   Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company or one of its Subsidiaries may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Administrator after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator, by (i) cash, wire transfer of immediately available funds or check made payable to the order of the Company, provided that the Administrator may limit the use of the foregoing payment forms in its discretion, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Administrator otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Administrator, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (ii) of the immediately preceding sentence shall be limited to the number of Shares which have a Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America), and for clarity, may be less than such maximum individual statutory tax rate if so determined by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
9.6   Amendment of Award; Repricing.   The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may, without the approval of the stockholders of the Company, (i) reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or (ii) cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.
9.7   Conditions on Delivery of Stock.   The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
9.8   Acceleration.   The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.
9.9   Cash Settlement.   Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.

9.10   Broker-Assisted Sales.   In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (i) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (ii) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (iii) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company and its Subsidiaries harmless from any losses, costs, damages, or expenses relating to any such sale; (iv) to the extent the Company, its Subsidiaries or their designee receives proceeds of such sale that exceed the amount owed, the Company or its Subsidiary will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (v) the Company, its Subsidiaries and their designees are under no obligation to arrange for such sale at any particular price; and (vi) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company, its Subsidiaries or their designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.
ARTICLE X.
MISCELLANEOUS
10.1   No Right to Employment or Other Status.   No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate their respective relationships with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.
10.2   No Rights as Stockholder; Certificates.   Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.
10.3   Effective Date and Term of Plan.   Unless earlier terminated by the Board, the Plan will become effective on the date on which the Company’s stockholders approve the Plan (the “Effective Date”) and will remain in effect until the tenth anniversary of the Effective Date. Notwithstanding anything to the contrary in the Plan, an Incentive Stock Option may not be granted under the Plan after 10 years from the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s stockholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.
10.4   Amendment of Plan.   The Board may amend, suspend or terminate the Plan at any time; provided that no amendment, other than (a) as permitted by the applicable Award Agreement, (b) as provided under Sections 10.6 and 10.15 hereof, or (c) an amendment to increase the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.
10.5   Provisions for Foreign Participants.   The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6   Section 409A.
(a)   General.   To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A. Notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.
(b)   Separation from Service.   If an Award is subject to and constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”
(c)   Payments to Specified Employees.   Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award subject to Section 409A to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
10.7   Limitations on Liability.   Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.
10.8   Lock-Up Period.   The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

10.9   Data Privacy.   As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security number, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company and its Subsidiaries hold regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.
10.10   Severability.   If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
10.11   Governing Documents.   If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that the specific provision of the Plan will not apply. For clarity, the foregoing sentence shall not limit the applicability of any additive language contained in an Award Agreement or other written agreement which provides supplemental or additional terms not inconsistent with the Plan.
10.12   Governing Law.   The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
10.13   Claw-back Provisions.   All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder), as and to the extent set forth in such claw-back policy or the Award Agreement.
10.14   Titles and Headings.   The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
10.15   Conformity to Securities Laws.   Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary,

the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.
10.16   Unfunded Status of Awards.   The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.
10.17   Relationship to Other Benefits.   No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.
ARTICLE XI.
DEFINITIONS
As used in the Plan, the following words and phrases will have the following meanings:
11.1   “Administrator”   means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. Notwithstanding anything herein to the contrary, the Board shall conduct the general administration of the Plan with respect to Awards granted to non-employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall mean and refer to the Board.
11.2   “Agent”   means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or a Participant with regard to the Plan.
11.3   “Applicable Laws”   means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.
11.4   “Award”   means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents, or Other Stock or Cash Based Awards.
11.5   “Award Agreement”   means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.
11.6   “Board”   means the Board of Directors of the Company.
11.7   “Cause,”   with respect to a Participant, means “Cause” (or any term of similar effect) as defined in such Participant’s Award Agreement or employment or service agreement (or similar agreement) with the Company or any Subsidiary thereof, or, if no such agreement contains a definition of Cause (or term of similar effect), then Cause shall include, but not be limited to: (i) the Participant’s unauthorized use or disclosure of confidential information or trade secrets of the Company or any of its Subsidiaries or any material breach of a written agreement between the Participant and the Company or any of its Subsidiaries, including without limitation a material breach of any employment, confidentiality, non-compete, non-solicit or similar agreement; (ii) the Participant’s commission of, indictment for or the entry of a plea of guilty or nolo contendere by the Participant to, a felony under the laws of the United States or any state thereof or any crime involving dishonesty or moral turpitude (or any similar crime in any jurisdiction outside the United States); (iii) the Participant’s negligence or willful misconduct in the performance of the Participant’s duties or the Participant’s willful or repeated failure or refusal to substantially perform assigned duties; (iv) any act of fraud, embezzlement, material misappropriation or dishonesty committed by the Participant against the Company or any of its Subsidiaries; or (v) any acts, omissions or statements by a

Participant which the Company determines to be materially detrimental or damaging to the reputation, operations, prospects or business relations of the Company or any of its Subsidiaries.
11.8   “Change in Control”   means and includes each of the following:
(a)   A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or
(b)   During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
(i)   which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii)   after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.9   “Code”   means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
11.10   “Committee”   means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
11.11   “Common Stock”   means the common stock of the Company.
11.12   “Company”   means Tempo Automation Holdings, Inc., a Delaware corporation, or any successor.
11.13   “Consultant”   means any consultant or advisor engaged by the Company or any of its Subsidiaries to render services to such entity that qualifies as a consultant or advisor under the applicable rules of Form S-8 Registration Statements.
11.14   “Designated Beneficiary”   means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
11.15   “Director”   means a Board member.
11.16   “Disability”   means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve months.
11.17   “Dividend Equivalents”   means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.
11.18   “Employee”   means any employee of the Company or its Subsidiaries.
11.19   “Equity Restructuring”   means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the Shares (or other securities of the Company) or the share price of Common Stock (or other securities of the Company) and causes a change in the per share value of the Common Stock underlying outstanding Awards.
11.20   “Exchange Act”   means the Securities Exchange Act of 1934, as amended.
11.21   “Fair Market Value”   means, as of any date, the value of a Share determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.
Notwithstanding the foregoing, with respect to any Award granted on the pricing date of the Company’s initial public offering, the Fair Market Value shall mean the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the Securities and Exchange Commission.

11.22   “Greater Than 10% Stockholder”   means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.
11.23   “Incentive Stock Option”   means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.
11.24   “Non-Qualified Stock Option”   means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.
11.25   “Option”   means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.
11.26   “Other Stock or Cash Based Awards”   means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.
11.27   “Overall Share Limit”   means the sum of (a) [•] Shares and (b) an annual increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2032, equal to the lesser of (i) a number of Shares equal to 5% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of Shares as is determined by the Board.
11.28   “Participant”   means a Service Provider who has been granted an Award.
11.29   “Performance Criteria”   means the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include (but is not limited to) the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; operating efficiency; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships, collaborations and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition, licensing or divestiture activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.
11.30   “Plan”   means this 2022 Incentive Award Plan.
11.31   “Restricted Stock”   means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.32   “Restricted Stock Unit”   means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.33   “Rule 16b-3”   means Rule 16b-3 promulgated under the Exchange Act.
11.34   “Section 409A”   means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.
11.35   “Securities Act”   means the Securities Act of 1933, as amended.
11.36   “Service Provider”   means an Employee, Consultant or Director.
11.37   “Shares”   means shares of Common Stock.
11.38   “Stock Appreciation Right”   means a stock appreciation right granted under Article V.
11.39   “Subsidiary”   means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
11.40   “Substitute Awards”   means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
11.41   “Termination of Service”   means the date the Participant ceases to be a Service Provider.
* * * * *

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of directors and officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. ACE’s amended and restated memorandum and articles of association provided for indemnification of ACE’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
ACE has entered into agreements with ACE’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in ACE’s amended and restated memorandum and articles of association. ACE has purchased a policy of directors’ and officers’ liability insurance that insures ACE’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against ACE’s obligations to indemnify ACE’s officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, ACE has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statements Schedules.
(a)
Exhibits.

Exhibit	Description
2.1+	Amended and Restated Agreement and Plan of Merger, dated as of August 12, 2022, by and among the Registrant, ACE Convergence Subsidiary Corp. and Tempo Automation, Inc (included as Annex A to the proxy statement/prospectus).
2.2+**	Plan of Domestication, dated as of , 2022.
3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (included as Annex G to the proxy statement/prospectus).
3.2	Form of Certificate of Incorporation of Tempo Automation Holdings, Inc., to become effective upon completion of the Domestication (included as Annex H to the proxy statement/prospectus).
3.3	Form of By-Laws of Tempo Automation Holdings, Inc., to become effective upon completion of the Domestication (included as Annex I to the proxy statement/prospectus).
4.1(2)	Specimen Warrant Certificate of ACE Convergence Acquisition Corp.
4.2(1)	Warrant Agreement, dated July 27, 2020, between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent.
4.3**	Form of Certificate of Corporate Domestication of Tempo Automation Holdings, Inc.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
8.1**	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1(3)	Promissory Note, dated May 28, 2020, issued to ACE Convergence Acquisition LLC.
10.2(1)	Letter Agreement, dated July 27, 2020, among the Registrant, the Registrant’s directors and officers and ACE Convergence Acquisition LLC.
10.3(1)	Investment Management Trust Agreement, dated July 27, 2020, between Continental Stock Transfer & Trust Company, as trustee, and the Registrant.
10.4	Amendment No. 1 to the Investment Management Trust Agreement, dated as of January 25, 2022, by and between the Registrant and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on January 26, 2022).

Exhibit	Description
10.5(1)	Registration Rights Agreement, dated July 27, 2020, among the Registrant, ACE Convergence Acquisition LLC and certain security holders.
10.6(1)	Sponsor Warrants Purchase Agreement, dated July 27, 2020, between the Registrant and ACE Convergence Acquisition LLC.
10.7(1)	Administrative Services Agreement, dated July 27, 2020, between the Registrant and ACE Convergence Acquisition LLC.
10.8	Sponsor Support Agreement, dated October 13, 2021, by and among ACE Convergence Acquisition LLC, the Registrant, certain of ACE’s directors, officers and initial shareholders and their permitted transferees, and Tempo Automation, Inc. (included as Annex B-1 to the proxy statement/prospectus).
10.9	Amendment to Sponsor Support Agreement, dated as of July 6, 2022, by and among the Registrant, Tempo Automation, Inc. and the other parties thereto (included as Annex B-2 to the proxy statement/prospectus).
10.10	Second Amendment to Sponsor Support Agreement, dated as of August 12, 2022, by and among the Registrant, Tempo Automation, Inc. and the other parties thereto (included as Annex B-3 to the proxy statement/prospectus).
10.11
Tempo Holders Support Agreement, dated October 13, 2021, by and among the Registrant, Tempo Automation, Inc. and certain stockholders of Tempo Automation, Inc. (included as Annex C to the proxy statement/prospectus).

10.12	Form of Third Amended and Restated Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto (included as Annex E to the proxy statement/prospectus).
10.13
Form of Amended and Restated Registration Rights Agreement by and among the Registrant, ACE Convergence Acquisition LLC, the other parties to the Sponsor Support Agreement and certain former stockholders of Tempo Automation, Inc. (included as Annex D to the proxy statement/prospectus).

10.14
Form of Lock-Up Agreement by and between the Registrant, ACE Convergence Acquisition LLC and certain former stockholders of Tempo Automation, Inc. party thereto (included as Annex F to the proxy statement/prospectus).

10.15	Form of Tempo Automation Holdings, Inc. 2022 Incentive Award Plan (included as Annex J to the proxy statement/prospectus).
10.16**	Form of Indemnification Agreement of Tempo Automation Holdings, Inc.
10.17(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Behrooz Abdi.
10.18(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Sunny Siu.
10.19(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Denis Tse.
10.20(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Minyoung Park.
10.21(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Kenneth Klein.
10.22(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Omid Tahernia.
10.23(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Ryan Benton.
10.24(1)	Indemnity Agreement, dated July 27, 2020, between the Registrant and Raquel Chmielewski.
10.25+**	Offer Letter, dated March 10, 2021, between Tempo Automation, Inc. and Joy Weiss.
10.26+**	Offer Letter, dated June 9, 2020, between Tempo Automation, Inc. and Ryan Benton.
10.27**	Form of Convertible Promissory Note (incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed on January 20, 2022)
10.28**	Amended and Restated Convertible Promissory Note, dated as of June 30, 2022, by and between the Registrant and ACE Convergence Acquisition LLC.
10.29**
Letter Agreement, dated as of January 18, 2022, by and among the Registrant, Tempo Automation, Inc. and ACE SO3 SPV Limited (incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed on January 20, 2022)

10.30**	Letter Agreement, dated as of March 16, 2022, by and among the Registrant, Tempo Automation, Inc. and ACE SO3 SPV Limited

Exhibit	Description
10.31**	Common Stock Purchase Agreement, dated as of March 16, 2022, by and between the Registrant and CF Principal Investments LLC
10.32**	Registration Rights Agreement, dated as of March 16, 2022, by and between the Registrant and CF Principal Investments LLC
10.33**	Letter Agreement, dated as of July 1, 2022, by and among the Registrant, Tempo Automation, Inc. and ACE SO3 SPV Limited.
10.34+**	Unsecured Subordinated Convertible Note, dated as of July 1, 2022, by and among the Registrant, Tempo Automation, Inc. and ACE Equity Partners International Pte. Ltd.
10.35+**	Subscription Agreement, dated as of July 1, 2022, by and between the Registrant and ACE Equity Partners International Pte. Ltd.
21.1**	List of Subsidiaries of Registrant.
23.1	Consent of WithumSmith+Brown, PC.
23.2	Consent of BDO USA, LLP.
23.3**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).
24.1**	Power of Attorney (included on the signature page of this Registration Statement)
99.1**	Form of Proxy Card for the Registrant’s Extraordinary General Meeting.
99.2**	Consent of Joy Weiss to be named as a director.
99.3**	Consent of Behrooz Abdi to be named as a director.
99.4**	Consent of Jacqueline Schneider to be named as a director.
99.5**	Consent of Matthew Granade to be named as a director.
107	Filing Fee Table.

**
Previously filed.

+
Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)
Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on July 31, 2020.

(2)
Incorporated by reference to Exhibit 4.3 filed with the Form S-1 filed by the Registrant on July 10, 2020.

(3)
Incorporated by reference to Exhibit 10.1 filed with the Amendment to the Form S-1 filed by the Registrant on July 6, 2020.

Item 22.   Undertakings.
1.
The undersigned Registrant hereby undertakes:

A.
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

B.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

C.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.
The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.
The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on the 12th day of August, 2022.
ACE CONVERGENCE ACQUISITION CORP.
By:	/s/ Behrooz Abdi
Name: Behrooz Abdi
Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
/s/ Behrooz Abdi Behrooz Abdi	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 12, 2022
* Minyoung Park	Chief Financial Officer (Principal Financial and Accounting Officer)	August 12, 2022
* Denis Tse	Secretary and Director	August 12, 2022
* Kenneth Klein	Director	August 12, 2022
* Omid Tahernia	Director	August 12, 2022
* Ryan Benton	Director	August 12, 2022
* Raquel Chmielewski	Director	August 12, 2022
*By: /s/ Behrooz Abdi

     Behrooz Abdi
     Attorney-in-fact